As filed with the Securities and Exchange Commission on April 1, 2024.
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1 TO
FORM 20-F
(Mark One)
☒
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
 ☐
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
 ☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
 ☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number:
Hafnia Limited
(Exact name of Registrant as specified in its charter)
Bermuda
(Jurisdiction of incorporation or Organization)
c/o Inchona Services Limited
Washington Mall Phase 2, 4th Floor,
Suite 400, 22 Church Street, HM1189, Hamilton HM EX,
Bermuda
+1 441 295 3770
(Address of principal executive offices)
Mikael Øpstun Skov & Petrus Wouter Van Echtelt
c/o Hafnia SG Pte. Ltd.
10 Pasir Panjang Road, #18-01
Singapore 117438
+65 6434 3770
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Copies to:
Anthony J. Renzi
Vedder Price P.C.
1401 New York Ave NW Ste 500,
Washington, DC 20005
Tel: (202) 312 3320
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of each exchange on which registered
Common shares, par value $0.01 per share	HAFN	New York Stock Exchange (“NYSE”)
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. N/A
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐ No  ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past
90 days.  Yes  ☐ No ☒
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405) of this chapter during the preceding 12 months (or for such shorter period that the registrant was required to submit such files):  Yes  ☐ No ☒
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒
Emerging Growth Company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐	U.S. GAAP
☒	International Financial Reporting Standards as issued by the International Accounting Standards Board
☐	Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
 ☐ Item 17  ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐ No  ☐

i

(continued)

EXPLANATORY NOTE AND PRESENTATION OF FINANCIAL AND OTHER INFORMATION
For purposes of clarity, in some places in this registration statement (the “Registration Statement”), we refer to Hafnia Limited prior to the Redomiciliation (defined below and subject to the final decision of the shareholders) as “Hafnia (Bermuda)” and the re-domiciled Singapore entity as “Hafnia (Singapore).” For more information, see the section entitled “The Redomiciliation.”
We prepare and report our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We maintain our books and records in U.S. dollars.
Unless otherwise indicated, the terms “Company”, “we”, “us”, or “Hafnia” refer to Hafnia Limited and, as the context requires, Hafnia and its consolidated subsidiaries, and “Group” refers to Hafnia and its consolidated subsidiaries. “Board of Directors” refers to the board of directors of Hafnia Limited as at the date of this Registration Statement or, as the context requires, the board of directors of Hafnia Limited from time to time.
We use the term deadweight ton, or dwt, in describing the size of our vessels in our Combined Fleet. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.
We have made rounding adjustments to some of the figures included in this Registration Statement. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.
Unless otherwise indicated, all references to “U.S. dollars”, “U.S. $” and “$” in this Registration Statement are to the lawful currency of the United States of America (“U.S.” or the “United States”), references to “Singapore dollars” or “SGD” are to the lawful currency of the Republic of Singapore (“Singapore”), references to “Danske Kroner” or “DKK” are to the lawful currency of Denmark, references to “Euro” or “EUR” are to the lawful common currency of the EU member states who have adopted the Euro as their sole national currency and references to “Norwegian Kroner” and “NOK” are to the lawful currency of Norway.
As used herein, the terms “Hafnia Vessels” refers to our wholly-owned or sale and lease-back financed vessels, “TC Vessels” refers to our time chartered-in vessels, “JV Vessels” refers to vessels (including newbuilds) owned by joint venture companies in which we have a 50% voting interest and “Pool Vessels” refers to the vessels owned by third parties operating in our Pools (“Pools” refers to the Long Range II (“LR2”) Pool, Long Range I (“LR1”) Pool, Medium Range (“MR”) Pool, Handy Pool, Chemical-MR Pool, Chemical-Handy Pool, Specialised Pool and Panamax Pool as further described and defined in Item 4).
Additionally, the term “Hafnia Fleet” refers to our Hafnia Vessels, TC Vessels and JV Vessels, collectively, and the term “Combined Fleet” refers to the combined fleet of the Hafnia Fleet, the Pool Vessels, and any other vessels that we commercially manage separately from the Pools.
Our Combined Fleet comprises product tankers. Certain of these product tankers could also be referred to as chemical tankers as they have been designed to comply with certain requirements to allow them to transport chemical products. Their ability to transport chemical products are in addition to their ability to transport the type of products normally carried by product tankers and we therefore consider our ‘chemical’ tankers a variant of our product tankers and not a separate type of vessel.

KEY PERFORMANCE INDICATORS
Throughout this Registration Statement, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in “Item 5. Operating and Financial Review and Prospects – A. Operating Results.”
“Adjusted EBITDA” is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortization and taxes. Adjusted EBITDA additionally includes adjustments for gain/(loss) on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements. We believe that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure which may significantly affect profit/(loss) between periods. Including Adjusted EBITDA as a measure benefits investors in selecting between investment alternatives. Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.
Time Charter Equivalent (or “TCE”or “TCE income”) is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters and time charters) under which vessels may be employed between the periods. We define TCE income as income from time charters and voyage charters (including certain income from our Pools as described further in “Item 5. Financial Review and Prospects”) for our Hafnia Vessels and TC Vessels less voyage expenses (including fuel oil, port costs, brokers’ commissions, and other voyage expenses).
We present TCE income per operating day, a non-IFRS measure, as we believe it provides additional meaningful information in conjunction with revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance. Our calculation of TCE income may not be comparable to that reported by other shipping companies.
In certain of management’s analyses, we use the term “TCE income (voyage charter)”. We define TCE income (voyage charter) as revenue from voyage charter (including income from Pools as described above) less voyage expenses relating to voyage charter. “TCE income (voyage charter)” differs from “TCE income” by excluding revenue and voyage expenses, if any, relating to time charters. For the avoidance of doubt, in all instances where we use the term “TCE income” and it is not succeeded by “(voyage charter)”, we are referring to TCE income from revenue and voyage expenses related to both voyage charter and time charter.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this Registration Statement concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on industry publications and other published industry sources prepared by third parties, including Clarksons Research Services Limited (“Clarksons Research”), as well as publicly available information. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. We believe the data from third-party sources to be reliable based on our management’s knowledge of the industry.
The discussion contained under the heading “Item 4. Information on the Company – B. Business Overview – Industry” was commissioned by us and provided by Clarksons Research which has confirmed to us that it believes it accurately describes the international product tanker industry as at the date of this Registration Statement. This disclosure was provided to us on March 8, 2024 and Clarksons Research notified us that the cut-off date for the information contained therein was March 1, 2024. The statistical and graphical information we use in this Registration Statement has been compiled by Clarksons Research, from its database and other industry sources. Clarksons Research compiles and publishes data for the benefit of its clients. In connection therewith, Clarksons Research has advised that (i) certain information in Clarksons Research’s database is derived from estimates or subjective judgments, (ii) the information in the databases of other maritime data collection agencies may differ from the information in Clarksons Research’s database and (iii) while Clarksons Research has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.
TRADEMARKS
This Registration Statement may contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this Registration Statement is not intended to, and does not, imply a relationship with, or endorsement or sponsorship by, us. Solely for convenience, the trademarks, service marks and trade names presented in this Registration Statement may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.
EXCHANGE CONTROL
Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of our common shares to and between non-residents of Bermuda for exchange control purposes provided that our common shares remain listed on an appointed stock exchange, which includes the NYSE and Oslo Børs. In granting such consent, the Bermuda Monetary Authority accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this Registration Statement.
v

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Our disclosure and analysis in this Registration Statement, including that pertaining to our operations, cash flows, and financial position, including in particular, the likelihood of our success in developing and expanding our business, contains statements that constitute forward-looking statements about us and our industry. These forward-looking statements are based on current expectations, estimates, assumptions and projections about our business and our future financial results, and you should not place undue reliance on them.
All statements other than statements of historical fact or present fact and circumstance contained in this Registration Statement, including, without limitation, statements regarding our future results of operations or financial condition, business strategy, acquisition plans and strategy, economic conditions, both generally and in particular in the tanker industry, and objectives of management for future operations, are forward-looking statements. Many of the forward-looking statements contained in this Registration Statement can be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “contemplate”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “potential”, “projects”, “seek”, “should”, “target”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology.
Forward-looking statements appear in a number of places in this Registration Statement and include, but are not limited to, statements regarding our intentions, beliefs or current expectations concerning, among other things, our financial strength and position, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to our future business development, financial performance and the industry in which we operate. You should not rely on forward-looking statements as predictions of future events. You should be cautioned that forward-looking statements are not guarantees of future performance and that our actual financial position, operating results and liquidity, and the development of the industry and potential market in which we operate in the future may differ materially from those made in, or suggested by, the forward-looking statements contained in this Registration Statement. We cannot guarantee that the intentions, beliefs or current expectations upon which our forward-looking statements are based will occur.
By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Because of these known and unknown risks, uncertainties and assumptions, the outcome may differ materially from those set out in the forward-looking statements. Forward-looking statements are not historical facts or present facts or circumstances but are based on our management’s beliefs and assumptions and on information currently available to our management.
Forward-looking statements include, but are not limited to, such matters as:
•	our realization of the expected benefits of the Redomiciliation;
•
our future operating and financial results and our future financial condition, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;
•
global and regional economic and political conditions, including piracy, war including but not limited to, the war between Russia and Ukraine, and other conflicts including but not limited to, the conflict between Israel and Hamas;

•	the health and condition of world economies and currencies, including the value of the U.S. dollar relative to other currencies and the impact of the COVID-19 pandemic;
•	fluctuations in commodity prices, interest rates and foreign exchange rates;
•
our expectations of the availability of vessels to purchase, the time it may take to construct new vessels and vessels’ useful lives as well as our plans to acquire vessels and any associated contracts thereof;

•	expected trends in our industry, including those discussed under “Item 4. Information on the Company – B. Business Overview – Industry”;

•	expected trends in the global fleet of chemical and product tanker vessels, including expected scrapping;
•	expected trends in the supply and demand for products we transport;
•	expected employment of the vessels in our Combined Fleet, including our ability to enter into time charters after our current charters expire and our ability to earn income in the spot market;
•	expected market trends and expected impact of sanctions;
•	statements about expected trends in the shipping market, including charter rates for chemical and product tankers and factors affecting supply and demand for chemical and product tankers;
•	intention to reduce carbon emissions intensity; and
•	the future price of our common shares.
Many of these forward-looking statements are based on our assumptions about factors that are beyond our ability to control or predict and such statements are subject to risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3. Key Information – D. Risk Factors” in this Registration Statement. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. These factors and the other risk factors described in this Registration Statement are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. These risks and uncertainties include factors relating to:
•
general economic, political, security, and business conditions, including the development of the ongoing war between Russia and Ukraine and the conflict between Israel and Hamas, sanctions, and other measures;

•
general chemical and product tanker market conditions, including fluctuations in charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products or chemicals, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it;

•	changes in expected trends in scrapping of vessels;
•	changes in demand in the chemical and product tanker industry, including the market for LR2, LR1, MR and Handy chemical and product tankers;
•	competition within our industry, including changes in the supply of chemical and product tankers;
•	our ability to successfully employ the vessels in our Hafnia Fleet and the vessels under our commercial management;
•	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;
•	our ability to comply with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•	changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•	potential disruption of shipping routes and demand due to accidents, piracy or political events;
•	vessel breakdowns and instances of loss of hire;
•	vessel underperformance and related warranty claims;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of newbuild vessels;
•	our ability to procure or have access to financing and refinancing;

•	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
•	fluctuations in commodity prices, foreign currency exchange and interest rates;
•	potential conflicts of interest involving our significant shareholders;
•	our ability to pay dividends;
•	technological developments;
•
our limited operating history following the merger between Hafnia Tankers and BW Tankers in 2019 and following our acquisition of the CTI Fleet (as defined in “Item 4. Information on the Company – A. History and Development of the Company” below) in 2022;

•
the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to environmental, social and governance initiatives, objectives and compliance;

•	other factors that may affect our financial condition, liquidity and results of operations; and
•	other risk factors discussed under “Item 3. Key Information – D. Risk Factors.”
Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Registration Statement.
The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements. All forward-looking statements in this Registration Statement are qualified in their entirety by the cautionary statements contained in this Registration Statement.
The forward-looking statements made in this Registration Statement relate only to events as at the date on which the statements are made. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to update or revise any forward-looking statements made in this Registration Statement to reflect events or circumstances after the date of this Registration Statement or to reflect new information or the occurrence of unanticipated events or otherwise, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements because they are statements about events that are not certain to occur as described or at all. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.
THE REDOMICILIATION
Subsequent to our proposed listing on the NYSE and approximately one month after the approval of our shareholders at our annual general meeting of shareholders, which we currently intend to hold in May 2024, we intend to change our jurisdiction of incorporation from Bermuda to Singapore pursuant to Section 132G of the Bermuda Companies Act 1981 (the “Bermuda Companies Act”), and we refer to this change as the “Redomiciliation”. The Redomiciliation is aimed at aligning the place of incorporation with the economic substance of the Company.
The Redomiciliation will be carried out pursuant to the transfer of registration regime under the Singapore Companies Act 1967 (the “Singapore Companies Act”). Upon compliance by the Company of the applicable requirements prescribed under the Bermuda Companies Act and the Singapore Companies Act, the Accounting and Corporate Regulatory Authority of Singapore (“ACRA”) may issue a notice of transfer of registration, stating that the Company is, on and from the date specified in the notice, registered by way of transfer of registration under the Singapore Companies Act.
A Certificate Confirming Registration by Transfer of Company (“Redomiciliation Certificate”) will also be issued by ACRA. Upon the issuance of the Redomiciliation Certificate by ACRA, we will be domesticated and continue as a Singapore company with the name “Hafnia Limited.” Under Bermuda and Singapore law, the Redomiciliation into Singapore is deemed effective upon the issuance of the Redomiciliation Certificate by

ACRA and the Company will be deemed to be a Singaporean company, subject to the Singapore Companies Act from such date. After the Redomiciliation becomes effective, we will file a copy of the Redomiciliation Certificate with the Registrar of Companies in Bermuda within 30 days following issue thereof, and the Registrar of Companies in Bermuda shall then issue a certificate of discontinuance reflecting the effective date of the Redomiciliation.
The Redomiciliation will change our jurisdiction of incorporation from Bermuda to Singapore and, as a result, our constitutional documents will change and will be governed by Singapore rather than Bermuda law. There are differences between the governing corporate law of Bermuda and Singapore. We describe these and other changes in more detail under “Item 10. – B. Memorandum of Association and Bye-laws – Comparison of Shareholder Rights.” However, our business, assets and liabilities on a consolidated basis, as well as our Board of Directors and executive officers, will be the same upon completion of the Redomiciliation as they are prior to the Redomiciliation.
Our authorised share capital is $7,500,000 consisting of 750,000,000 common shares with a par value of $0.01 each, of which 506,820,170 shares were issued and fully paid as at December 31, 2023. The number of common shares issued and outstanding (i.e. issued shares excluding treasury shares) as at December 31, 2023 was 504,193,519. On January 2, 2024, we issued an additional 3,431,577 shares and the total number of issued shares increased to 510,251,747. In the Redomiciliation, each common share of Hafnia (Bermuda) that is issued immediately prior to the effective time of the Redomiciliation will automatically convert by operation of law into one ordinary share in the share capital of Hafnia (Singapore). The issued and fully paid-up share capital of Hafnia (Singapore) will, assuming that we do not issue additional shares prior to the Redomiciliation, consist of 510,251,747 ordinary shares. After the Redomiciliation, Hafnia (Singapore) will have only one class of issued ordinary shares, which will have identical rights in all respects and rank equally with one another. The ordinary shares of Hafnia (Singapore) will have no par value. There is no requirement to set out an authorized share capital under Singapore law. It will not be necessary for shareholders of Hafnia (Bermuda) who hold common shares of Hafnia (Bermuda) to exchange their existing common share certificates for certificates of ordinary shares of Hafnia (Singapore).
Our Board of Directors believes that there are advantages of the Redomiciliation. As a well-established shipping and ship management centre, Singapore is expected to provide many benefits to the Company. Singapore’s political stability, strong legal framework, and well-developed financial sector provide a secure foundation for business operations. Singapore also offers a comprehensive range of maritime services, including ship management, ship financing, legal services, and insurance, creating a conducive environment for shipowning businesses. With a highly skilled workforce with expertise in various aspects of the maritime industry, Singapore also encourages maritime companies to establish operations in Singapore through providing competitive tax incentives. Additionally, within our corporate structure, we currently have several entities that are Singapore-domiciled, which has proven to be highly advantageous for our operations. This Redomiciliation will allow us to consolidate our entities in Singapore, optimizing our corporate structure and enhancing the efficiency of our overall management and operational coordination.
In preparation for the Redomiciliation, our subsidiary Hafnia Pte. Ltd. has been renamed to Hafnia SG Pte. Ltd. This has been completed to allow Hafnia (Singapore) to take the name “Hafnia Limited” in Singapore post-Redomiciliation.

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.	Directors and Senior Management
Name	Position
Mikael Øpstun Skov	Chief Executive Officer
Petrus Wouter Van Echtelt	Chief Financial Officer
Andreas Sohmen-Pao	Chair
Erik Bartnes	Director
Peter Graham Read	Director
Donald John Ridgway	Director
Su Yin Anand	Director
The business address of each of the above listed persons is c/o Hafnia SG Pte. Ltd., 10 Pasir Panjang Road, #18-01, Mapletree Business City, Singapore 117438.
For additional information on our directors and senior management, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management.”
B.	Advisers
Our U.S. legal counsel is Vedder Price P.C., 1401 New York Avenue, NW Suite 500, Washington, DC 20005.
C.	Auditors
KPMG LLP, 12 Marina View, #15-01, Asia Square Tower 2, Singapore 018961, is our independent registered public accounting firm for the years ended December 31, 2023, 2022 and 2021.
The consolidated financial statements of Hafnia Limited as of December 31, 2023, 2022 and 2021 and for each of the years in the three-year period ended 31 December 2023, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2023, 2022 and 2021 consolidated financial statements contains an explanatory paragraph that states there was a correction of misstatements.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
A.	Offer Statistics
Not applicable.
B.	Method And Expected Timetable
Not applicable.

ITEM 3.	KEY INFORMATION
A.	[Reserved]
B.	Capitalization and Indebtedness
The table below sets forth our cash and cash equivalents and capitalization as at December 31, 2023, derived from our consolidated financial statements included elsewhere in this Registration Statement.
Investors should read this table in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included in this Registration Statement.
As at December 31, 2023
(in thousands of $)
Cash:
Cash:(1)	$141,621
Cash retained in the commercial pools:	80,900
Total cash and cash equivalents:	$222,521

Capitalization:
Debts:
Borrowings (current):	267,328
Borrowings (non-current)	1,025,023
Total debt:	$1,292,351

Equity:
Share capital:	5,069
Share premium:	1,044,849
Contributed surplus:	537,112
Other reserves:	27,620
Treasury shares:	(17,951)
Retained earnings:	631,025
Total shareholders’ equity:	$2,227,724

Total capitalization:	$3,520,075
(1)	This does not include restricted cash.
C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
An investment in the common shares of Hafnia Limited involves inherent risk. You should carefully consider the risk factors set out in this section and all information contained in this Registration Statement, including the financial statements and related notes. The risk factors and uncertainties described in this “Item 3. – Key Information – D. Risk Factors” are the material known risks and uncertainties faced by us as at the date of this Registration Statement and represents those risks that we believe are the material risks relevant to an investor when making an investment in our common shares. An investment in Hafnia Limited and our common shares is suitable only for investors who understand the risks associated with this type of investment and who can afford to lose all or part of their investment.
Our business, financial condition, cash flows, results of operations, ability to pay dividends, future prospects and/or financial performance could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our common shares could decline, and you could lose all or part of your investment. You should carefully consider these risk factors and the information and data set forth elsewhere in this Registration Statement.
The absence of negative past experience associated with a given risk factor does not mean that the risks and uncertainties described therein should not be considered prior to making an investment decision. If any of the risk factors described below were to materialise, individually or together with other circumstances, it could have material and adverse impact on us and/or our business, results of operations, cash flows, financial condition and/or prospects, which may cause a decline in the value and trading price our common shares. A decline in the value and trading price in our common shares could result in a loss of all or part of an investment in our common shares. Additional risk factors of which we are currently unaware, or which we currently deem not to be risks, may also have corresponding negative effects.
This Registration Statement also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements due to certain factors, including the risks facing our Company.
The risk factors included in this “Item 3. Key Information – D. Risk Factors” are presented in a limited number of categories, where each individual risk factor is intended to be placed in the most appropriate category based on the nature of the risk it represents. This does not mean that the risk factor could not have effects outside the category in which it is listed. Within each category, the risk factors deemed most material for us, taking into account their potential negative effect on us and our subsidiaries and the probability of their occurrence, are set out first. This does not mean that the remaining risk factors are ranked in order of their materiality or comprehensibility, nor based on a probability of their occurrence. The risks mentioned herein could materialise individually, cumulatively, or together with other circumstances. We have in some of the risk factors indicated whether they would concern, affect and/or impact our Hafnia Vessels, TC Vessels, JV Vessels and/or Pool Vessels. This is merely to illustrate the potential impacts and does not mean that categories of vessels not listed in the risk factor in question would not be affected and/or impacted by the risks set out in the risk factor.
Risks Related to Our Industry
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Developments in the global economy and the shipping industry, including the chemical and product tanker market, resulting in a downturn in the hire and freight rates could adversely affect our business, financial condition, cash flows and results of operation.

•	The tanker industry is cyclical and volatile, which may adversely affect our earnings and available cash flow.
•	The occurrence of ‘peak oil’ may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
•	A shift in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products may have a material adverse effect on our business.
•	We are dependent on spot-oriented pools and spot charters and any decrease in spot charter rates in the future may have a material adverse effect on our business.

•	Changes in global trading patterns, particularly but not limited to the trading patterns for oil and oil products, may have a negative impact on our business.
•	An over-supply of tanker capacity may lead to a reduction of charter rates, which may limit our ability to operate the vessels in our Combined Fleet profitably.
•	Tanker rates are subject to seasonal variations in demand and cyclical fluctuations.
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An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition, and results of operations.

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The continuing effects of the COVID-19 pandemic and other outbreaks of epidemic and pandemic diseases and governmental responses thereto could materially and adversely affect our business, financial condition, and results of operations.

•	Acts of piracy or other attacks on ocean-going vessels could adversely affect our business.
•	An increase in frequency salvage operations, including immigrant salvage operations in the Mediterranean, could adversely affect our business.
•	The smuggling of drugs or other contraband onto vessels in our Combined Fleet may lead to governmental claims against us.
•	We may be exposed to fraudulent behaviour, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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If we, including the Pools, cannot meet our customers’ quality and compliance requirements, we may not be able to operate the vessels in our Combined Fleet profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

•	Fluctuations in exchange rates and non-convertibility of currencies could result in financial losses to us.
•	Increased requirements relating to the fuel used by vessels may require us to retrofit our Hafnia Vessels and/or JV Vessels and may cause us to incur significant costs.
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We are subject to complex laws and regulations, including environmental laws and regulations, that can increase our liability and adversely affect our business, results of operations, cash flows and financial condition and our available cash.

•	Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.
•	Increased inspection procedures could increase costs and disrupt our business.
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Our global operations expose us to global risks, such as political instability, terrorist or other attacks, war, and international hostilities which may affect the tanker industry and adversely affect our business.

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If vessels in our Combined Fleet call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the United States, the European Union, the United Kingdom, or other governments, it could result in monetary fines or other penalties imposed on us and may adversely affect our reputation and the market for our securities.

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Disruptions to shipping in the Red Sea in connection with the conflict between Israel and Hamas could have a negative effect on our operations, business, cash flows, financial condition, and results of operation.

•	We may be subject to litigation that, if not resolved in our favour and not sufficiently insured against, could have a material adverse effect on us.
•	Maritime claimants could arrest or attach vessels in our Combined Fleet, which would have a negative effect on our cash flows.
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Governments could requisition vessels in our Combined Fleet during a period of war or emergency, which may negatively impact our business, financial condition, cash flows, results of operations, available cash and ability to pay dividends.

•	Technological innovation could lower our vessel utilization, reduce our charter rates and/or reduce the value of our Hafnia Vessels and JV Vessels.
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Global climate change may increase the frequency and severity of weather events and the losses resulting therefrom, which could have a material adverse effect on the economies in the markets in which we operate or plan to operate in the future and therefore on our business.

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Increasing scrutiny and changing expectations from investors, lenders, regulators, and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

•	Potential labour disruptions could interfere with our operations and have an adverse effect on our business.
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Compliance with international safety regulations and other vessel requirements verified by classification societies may be costly and noncompliance with such regulations and requirements could adversely affect our business, financial condition, and results of operations.

Risks Related to Our Business
•	Operation and management of a chemical and product tanker fleet involves a high degree of risk.
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Potential delays and cost overruns of newbuilds or other failures by our counterparties under our newbuild contracts in meeting their obligations may result in increased costs, loss of revenue and liquidated damages or could otherwise adversely affect our business.

•	International, regional, and local competition rules and regulations for the shipping industry may adversely affect our business, financial condition and results of operations.
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We may in the future experience difficulties in employing and retaining the personnel required to maintain and develop our business and a shortage of relevantly skilled personnel in the future may have material adverse consequences for our operations, business, and financial condition.

•	We may have difficulty managing our planned growth, if any, properly.
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An increase in operating expenses and voyage expenses would decrease our earnings and available cash and could have a material adverse effect on our future performance, results of operations, cash flows, and financial position, and rising inflation may impact our operating expenses and voyage expenses as well as our access to financing and the market price of our common shares.

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Breakdowns in our information technology, including as a result of cyberattacks, disruptions, failures, or security breaches may negatively impact our business, including our ability to service customers, and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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The market values of our Hafnia Vessels and JV Vessels may fluctuate substantially potentially leading to impairment charges, losses upon the sale of a vessel or have other material adverse effects for our business, financing agreements, or financial condition.

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From time to time, we make investments in companies and/or projects in the shipping industry and companies and/or projects not in the shipping industry. We cannot assure that we will make a return on these investments and the underlying projects may be delayed or may fail entirely.

•	Increased levels of competition in the chemical and product tanker industry could adversely affect our business.
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We will be required to make substantial additional capital expenditures in order to maintain the quality and operating capacity of our Hafnia Vessels, to acquire new vessels to replace our existing vessels before or at the end of their useful lives and in the event that we should decide to expand the number of vessels in our Hafnia Fleet and if we do not set aside funds or are unable to borrow or raise funds in the future or if we are unable to correctly time our capital expenditures, it may adversely affect our revenue, business, results of operations, financial condition and available cash.

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We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations, financial condition, and cash flows.

•	Insurance may be difficult to obtain, and if obtained, may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the tanker industry.
•	Because we obtain some of our insurance through protection and indemnity associations, which result in significant expenses to us, we may be required to make additional premium payments.
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Failure to comply with the U.S. Foreign Corrupt Practices Act, the United Kingdom Bribery Act 2010, the Bermuda Bribery Act 2016, the Singapore Prevention of Corruption Act 1960 or other applicable anti-bribery regulations, anti-corruption regulations, anti-money laundering regulations or any other laws affecting our operations could result in fines, criminal penalties, contract terminations and could have an adverse effect on our business, reputation, and financial condition.

•	If we are unable to operate our financial and operations systems effectively, our performance may be affected.
•	Our failure to comply with data privacy laws could damage our customer relationships and expose us to litigation.
•	Due to our lack of diversification, adverse developments in the sector for maritime transportation of oil products and chemicals could adversely affect our business.
•	We are to a certain extent dependent on the continuation of the Pools and termination or a withdrawal of a majority of the pool participants may adversely affect our business.
Risks Related to Our Company, Organization, and Structure
•	We depend on our subsidiaries to distribute funds to us.
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We derive a significant portion of our revenue from our top five customers, and the loss or default of any such customers could result in a significant loss of revenue and adversely affect our business.

•	We have a limited operating history following the completion of the CTI Transaction.
•	Our major shareholder, currently BW Group Limited, may have interests that are different from our interests and the interests of our other shareholders.
•	We are incorporated in Bermuda and the rights of our shareholders may differ from the rights and protections typically offered to shareholders of a U.S. corporation organised in Delaware.
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We have anti-takeover provisions in our Bye-laws that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders and may prevent replacement or removal of the members of our Board of Directors.

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It may be difficult to serve process on or enforce a U.S. judgment against us, our officers, our directors and the experts named in this Registration Statement because we are a foreign corporation incorporated in Bermuda and, following the Redomiciliation, will be a foreign corporation incorporated in Singapore.

•	The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.
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Our Bye-laws contain an exclusive jurisdiction provision applicable to certain types of actions and after the Redomiciliation, if approved by our shareholders, our Constitution will contain an exclusive jurisdiction provision applicable to certain types of actions. These exclusive jurisdiction provisions could limit the ability of our shareholders to obtain a favourable judicial forum for disputes against us or our directors or officers.

•	Our Bye-laws restrict shareholders from bringing legal action against our officers and directors.

Risks Related to Our Indebtedness
•	Our future capital needs are uncertain and we may need to raise additional funds in the future.
•	Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose the vessels in our Hafnia Fleet.
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Our credit facilities and lease financing agreements contain restrictive and financial covenants which may limit our ability to conduct certain activities, and further, we may be unable to comply with such covenants, which could result in an event of default under the terms of such agreements.

•	Change of control and mandatory repayment provisions contained in certain of our credit facilities may lead to a foreclosure of our Hafnia Fleet.
•	We may be exposed to risk in relation to our use of financial market products.
Risks Related to Tax
•	As a Bermuda exempted company incorporated under Bermuda law, our operations may be subject to economic substance requirements.
•	A change in tax laws in any country in which we operate, including, but not limited to the imposition of freight taxes, or disagreements with tax authorities could adversely affect us.
•	A change to the way in which our international shipping income is taxed in Singapore could have an adverse effect on our business and results of operations.
•	We could be treated as or become a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, which could have adverse U.S. federal income tax consequences to U.S. shareholders.
•	We may have to pay tax on U.S. sourced income, which would reduce our earnings.
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The Organization for Economic Cooperation and Development (“OECD”), Bermuda and other jurisdictions are considering or have passed measures that might change long-standing tax principles that could increase the Company’s taxes.

•	We may become subject to taxation in Bermuda which would negatively affect our results.
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We and certain of our subsidiaries have entered into and may in the future enter into internal agreements which must be at market value or on terms no more favourable than would have been agreed if the transaction was not conducted on an intra-group basis.

•	Certain of our subsidiaries are incorporated in offshore jurisdictions and our operations may be subject to economic substance requirements, which could impact our business.
Risks Related to This Listing and Ownership of Our Common Shares
•	Our share price has fluctuated in the past, has been volatile and may be volatile in the future and as a result, investors in our common shares could incur substantial losses.
•	Our common shares will be traded on more than one stock exchange and this may result in price variations between the markets.
•	Any dividend payments on our shares would be denominated in U.S. dollars and any shareholder whose principal currency is not the U.S. dollars would be subject to risks of exchange rate fluctuations.
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You may be liable to pay taxes on dividends or distributions from us or on any income or gains otherwise resulting from your ownership of our shares including any gains as a result of an increase in value of the shares, if any.

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We do not know whether a market for our common shares will develop to provide you with adequate liquidity. If our share price fluctuates after this listing, you could lose a significant part of your investment.

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The requirements of being a public company in the United States, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs, and absorb a significant amount of time of management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

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Future offerings of debt securities, which would rank senior to our common shares upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our common shares for the purposes of dividend and liquidation distributions, may adversely affect the market price of our common shares.

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We cannot assure you that we will pay dividends on our common shares, and a number of factors, including but not limited to our earnings, commitments to service our debts, and the indebtedness covenants in our financing arrangements may limit our ability to pay dividends on our common shares.

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As a foreign private issuer, we are permitted to, and we will, adopt certain home country practices in relation to corporate governance that differ significantly from NYSE corporate governance standards applicable to U.S. issuers. This may afford less protection to our shareholders.

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Future sales or issuances of our common shares in the public markets, or the perception that they might occur, could cause the price of our common shares to decline, could dilute your voting power and your ownership interest in us and/or could lead to a loss of all or part of your investment.

•	The historical financial information in this Registration Statement may make it difficult to accurately predict our costs of operations in the future.
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We have identified material weaknesses in our internal control over financial reporting that could, if not remediated, result in material misstatements in our financial statements. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common share.

Risks Related to Our Redomiciliation
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Currently, rights of our shareholders are governed by the laws of Bermuda and the Memorandum of Association and Bye-laws of Hafnia (Bermuda), while following our Redomiciliation, rights of our shareholders will be governed by the laws of Singapore and the Constitution of Hafnia (Singapore), and accordingly certain rights of our shareholders will change as a result of the Redomiciliation, which may adversely affect the position of our shareholders.

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After the Redomiciliation, we will be incorporated in Singapore and the rights of our shareholders may differ from the rights and protections typically offered to shareholders of a corporation organised in Delaware.

•	The Redomiciliation may not be implemented or may not be implemented in a timely manner.
•	The change in regulatory regime involves uncertainty as to the implications, and adapting to such new regime may lead to substantial costs and require substantial time spent by Hafnia’s management.
•	Changes in facts, law, policy or practice may result in adverse tax consequences to Hafnia and its shareholders in relation to the Redomiciliation and Hafnia (Singapore) going forward.
•	The Redomiciliation may result in adverse tax consequences to our shareholders.
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The Redomiciliation may have an adverse effect on trading, liquidity and the price of our common shares on the stock exchanges upon which our shares are listed and tradeable, as some shareholders may not wish to hold shares of a Singapore issuer, and this could negatively affect trading, liquidity and the price of our common shares.

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Under Singapore law, shareholder approval is required to allow us to issue new shares. Our Board of Directors may in the future be granted authorization to issue new shares without additional shareholder approval and our issuance of such shares may dilute the ownership interests of existing shareholders and negatively impact the price of our common shares.

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Singapore law and provisions in our Constitution following our Redomiciliation may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders and may prevent replacement or removal of the members of our Board of Directors.

Risks Related to Our Industry
Developments in the global economy and the shipping industry, including the chemical and product tanker market, resulting in a downturn in the hire and freight rates could adversely affect our business, financial condition, cash flows and results of operation.
Our earnings and available cash are dependent on our ability to charge profitable hire or freight rates for the vessels in our Combined Fleet. Our operations are in this regard subject to most of the risks common in our industry and the chemical and product tanker market. A number of factors outside of our control may adversely affect the hire and freight rates we are able to charge for the vessels in our Combined Fleet, including, but not limited to, the global supply of vessel capacity, bunker fuel prices, emissions taxes, and global demand for oil, oil products and chemicals.
You should in particular note that we are particularly exposed to the short-term spot market. As at December 31, 2023 approximately 86% of the vessels in our Hafnia Fleet were operated in the spot market on short-term contracts that normally do not extend beyond three months, which means that any adverse changes in the spot market hire or freight may significantly impact our revenue and financial condition. Our significant exposure to the short-term spot market entails that our revenue is to a certain extent affected even by short-term fluctuations and extraordinary events that temporarily affect hire or freight rates.
In case of adverse developments in the global economy and the chemical and product tanker market, e.g., resulting in an oversupply of chemical and product tanker capacity, we may not be able to re-charter vessels at attractive rates. If we are unable to re-employ a Hafnia Vessel, we will not receive any revenue from this vessel, but we would still have to pay expenses as necessary to maintain the vessel in operating condition and interest and principal on our debt.
We monitor market developments closely to make timely and appropriate decisions regarding the deployment of our Combined Fleet and investment decisions. However, adverse and unpredictable developments in the global chemical and product tanker market could result in deviations between our estimates and assumptions and the actual market situation. A recent example and clear demonstration of how events outside our control represents a material risk for our development is the uncertainty associated with the COVID-19 pandemic and its different variants and the efforts to contain them, which have had and may continue to have a significant impact on the global economy and the global chemical and product tanker market, and thus our business.
There is a high degree of probability of new developments and fluctuations in the chemical and product tanker market and a lower demand of chemical and product tanker capacity may have a material adverse effect on us, our business, results of operation, cash flow and financial condition. The material adverse effects of such developments and fluctuations may have on us is the reason for presenting this risk first in the category of risks related to the industry in which we operate.
The tanker industry is cyclical and volatile, which may adversely affect our earnings and available cash flow.
The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Periodic adjustments to the supply of and demand for chemical and product tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for vessels in our Combined Fleet in the foreseeable future with a consequent effect on our short- and medium-term liquidity. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or re-charter vessels in our Combined Fleet or to sell Hafnia Vessels on the expiration or termination of their charters, and the rates payable in respect of our Hafnia Vessels and TC Vessels currently operating in tanker pools, or any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our Hafnia Vessels and TC Vessels profitably. In addition, the war between Russia and Ukraine is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere and its impact on energy prices and freight rates, which initially have increased, is uncertain. Furthermore, the conflict between Israel and Hamas has impacted trade patterns, particularly due to the ensuing disruptions to shipping in the Red Sea, and the impact of this conflict and the disruptions in the Red Sea, which have initially led to increased freight rates, is uncertain. The global economy and demand for oil and oil products remains subject to substantial uncertainty due to the COVID-19 outbreak and related containment efforts throughout the world. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
The factors that influence supply and demand for tanker capacity and/or influence the demand for the cargo transported by our Combined Fleet and thereby the demand for tanker capacity include, but are not limited to:
•	supply of and demand for energy resources and oil and petroleum products;
•	supply of and demand for chemical products;
•	supply of and demand for alternative sources of energy;
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changes in the consumption of oil and petroleum products due to availability of new, alternative energy sources or changes in the price of oil and petroleum products relative to other energy sources or other factors making consumption of oil and petroleum products less attractive;

•	changes in the consumption of chemicals;
•	the number of shipyards and ability of shipyards to deliver vessels;
•	the number of newbuild orders and deliveries, including slippage in deliveries;
•	technological advances in tanker design and capacity;
•	price of steel and vessel equipment;
•	availability of financing for new vessels and shipping activity;
•	available interest rate on financing;
•	the number of vessel casualties;
•	the degree of scrapping or recycling rate of older vessels, depending, among other things, on scrapping or recycling rates and international scrapping or recycling regulations;
•	the number of conversions of tankers to other uses or conversions of other vessels to tankers;
•	the number of product tankers trading crude or “dirty” oil products (such as fuel oil);
•	the number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs, used for floating storage, or otherwise not available for hire;
•	the efficiency and age of the world tanker fleet;
•	technical developments which affect the efficiency of vessels and time to vessel obsoletion;
•	prevailing and expected future freight and charter rates;
•	cost of bunkers and other sources of fuel for vessels and its impact on vessel speed;
•	regional availability of refining capacity and inventories compared to geographies of oil production regions;
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increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing or the development of new pipeline systems in markets we may serve or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	market expectations with respect to future supply of petroleum and petroleum products;
•	regional availability of chemicals production and usage;
•	developments in international trade, including refinery additions and closures;
•	national policies regarding strategic oil inventories (including if strategic reserves are set at a lower level in the future as oil decreases in the energy mix);

•	global and regional economic and political conditions, including economic slowdowns in certain countries and/or regions;
•	currency exchange rates;
•	the distance over which oil, oil products and chemical products are to be moved by sea;
•	changes in seaborne and other transportation patterns;
•	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;
•	environmental and other legal and regulatory developments;
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changes in government and industry environmental, maritime transportation, and other regulations, recommendations and practices that may affect the useful lives of tankers and impact environmental concerns and regulations;

•	product imbalances and hence lack of or surplus supply in certain regions (affecting the level of trading activity);
•	business disruptions, including supply chain issues, due to climate, weather, and natural or other disasters, or otherwise;
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global and regional political developments, including ‘trade wars’, armed conflicts, including the ongoing war between Russia and Ukraine, the conflict between Israel and Hamas, and other international hostilities or terrorist activities;

•	labour disruptions including strikes and lock-outs;
•	port or canal congestion;
•	speed of vessel operation;
•	crew availability;
•	developments in international trade, including those relating to the imposition of tariffs; and
•	international sanctions, embargoes, price caps, import and export restrictions, nationalizations, and wars.
In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilds being delivered, scrapping and laying-up include newbuild prices, second-hand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing tanker fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.
We anticipate that the future demand for the vessels in our Combined Fleet will be dependent upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global tanker fleet and the sources and supply of oil and petroleum products and chemical products to be transported by sea. Given the number of new tankers currently on order with shipyards, the capacity of the global tanker fleet seems likely to increase and there can be no assurance as to the timing or extent of future economic growth. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.
Declines in oil and natural gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our future growth in the tanker sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and natural gas industry. Any decrease in exploration, development or production expenditures by oil and natural gas companies could reduce our revenues and materially harm our business, results of operations and cash available for distribution.
Despite turbulence in the world economy at times in recent years, worldwide demand for oil and oil products has continued to rise; however, the COVID-19 pandemic caused demand for oil and oil products to stagnate for an extended period of time and the war between Russia and Ukraine and the conflict between Israel and Hamas could ultimately have a similar effect. In the event that the long-term trend falters, the production of and demand for crude oil and petroleum products will encounter pressure which could lead to a decrease in shipments of these products and consequently this would have an adverse impact on the employment of the vessels in our Combined Fleet and the charter rates that they command, as was the case from the second half of 2020 until the second quarter of 2022. Also, if oil prices decline to uneconomic levels for producers, it may lead to declining output. As a result of any reduction in demand or output, the charter rates that we earn from Hafnia Vessels and TC Vessels employed on charters related to market rates may decline, as they did in the second half of 2020 through the second quarter of 2022, and possibly remain at low levels for a prolonged period, as was the case for most periods during the preceding ten years.
The occurrence of ‘peak oil’ may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
When global crude oil production hits the maximum rate and permanently starts to decline (‘peak oil’), it will likely impact the global product tanker market, and thus our business. Recent forecasts of ‘peak oil’ range from the 2020s to the 2030s, depending on economics and how governments respond to global warming. Irrespective of ‘peak oil’, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy, which shift appears to be accelerating as a result of the COVID-19 pandemic, as well a shift in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
In case of a decline in the production of crude oil it will likely result in an oversupply of product tanker capacity meaning that we may not be able to re-charter our Hafnia Vessels and TC Vessels at attractive rates. If we are unable to re-employ a vessel, we will not receive any revenue from this vessel, but we would still have to pay interest, debt and operating expenses as necessary to maintain the vessel in operating condition. Further, there is a risk that financial institutions and investors will move away from allocating capital to businesses involved in the transportation of fossil fuels. As such, it is likely that the occurrence of ‘peak oil’ will adversely affect our results of operations, cash flow and access to capital from external sources. Following a collapse in oil demand at the outset of COVID-19 and a price war between Saudi Arabia and Russia, a number of market organizations have put forward predictions of a peak in oil production in this or the next decade. However, we already now see a market shift away from fossil fuels in the form of, e.g., electric vehicles and more fuel efficient internal combustion engines.
A shift in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products may have a material adverse effect on our business.
A significant portion of our earnings are related to the oil industry. We rely significantly on the cash flows generated from the employment of our Hafnia Vessels and TC Vessels that operate in the product tanker sector of the shipping industry. Due to our lack of diversification, adverse developments in the product tanker market have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business. Adverse developments in the product tanker market could therefore reduce our ability to meet our payment obligations and our profitability.
A shift in or disruption of the consumer demand from oil towards other energy resources such as electricity, natural gas, liquefied natural gas or hydrogen will potentially affect the demand for our product tankers. A shift from the use of internal combustion engine vehicles to electric vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of refined oil products may have a significant negative or positive impact on the tonne-mile and therefore the demand for our product tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
We are dependent on spot-oriented pools and spot charters and any decrease in spot charter rates in the future may have a material adverse effect on our business.
As at December 31, 2023, 112 of the vessels in the Hafnia Fleet were employed in either the spot market or our spot market-oriented Pools which are managed by us, exposing us to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of the vessels in our Hafnia Fleet in the competitive spot charter market, including within the Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If spot charter rates decline, then we may be unable to operate our Hafnia Vessels and TC Vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position. Additionally, in relation to TC Vessels and bareboat chartered-in Hafnia Vessels, we may be exposed to changes in the charter rates and freight rates that are significantly below the charter rate agreed in our time charter-in or bareboat charter-in agreements.
Our ability to renew expiring charters or obtain new charters will depend on the prevailing market conditions at the time. If we are not able to obtain new charters in direct continuation with existing charters or upon taking delivery of a newly acquired vessel, or if new charters are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favourable compared to existing charter terms, our revenues and profitability could be adversely affected.
Changes in global trading patterns, particularly, but not limited to, the trading patterns for oil and oil products, may have a negative impact on our business.
Our business and results of operations are affected by the trading patterns for the cargo we transport, particularly the trading patterns for oil and oil products. Recently, the global trading patterns for oil and oil products have been impacted by the war between Ukraine and Russia, as well as the conflict between Israel and Hamas, each of which initially led to longer seaborne routes and higher earnings for tankers. A full reversal of sanctions on Russia and disruptions in the Red Sea and a corresponding full reversal of the changes to the supply and demand for oil and oil products and trading patterns combined with the older tanker fleet coming back to the international market could have a very significant negative impact on our results of operations. Such reversal of changes to global trading patterns to pre-war status or other changes in global trading pattern, including, but not limited to, any changes in trading patterns as a result of a decrease in economic condition of certain regions or countries or decreases in refinery capacity may have a negative adverse effect on our business. Changes in global trading patterns leading to shorter distances of seaborne products trade could adversely impact our results of operations, financial condition, liquidity and ability to pay dividends.
An over-supply of tanker capacity may lead to a reduction of charter rates, which may limit our ability to operate the vessels in our Combined Fleet profitably.
The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuilds. The product tanker newbuild orderbook equalled approximately 13.4% of the existing world product tanker fleet in tonnage terms at the start of March 2024. No assurance can be given that the orderbook will not increase further in proportion to the existing fleet. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly or declines, charter rates could materially decline. A reduction in charter rates and the value of our Hafnia Vessels may have a material adverse effect on our results of operations and available cash.

In addition, product tankers may be “cleaned up” from “dirty/crude” trades and swapped back into the product tanker market which would increase the available product tanker tonnage which may in turn affect the supply and demand balance for product tankers. This could have an adverse effect on our future performance, results of operations, cash flows and financial position.
Tanker rates are subject to seasonal variations in demand and cyclical fluctuations.
Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by vessels in our Combined Fleet have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31.
An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition, and results of operations.
We anticipate a significant number of port calls made by vessels in our Combined Fleet will continue to involve the loading or discharging of cargo in ports in the Asia Pacific region. Additionally, we have a number of other interests in the Asia Pacific region, including having placed orders for newbuilds with Chinese shipyards. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition, and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth is expected to continue in 2024 as the global economy is set to recover from the health crisis, however, there is a continuous threat of a Chinese financial crisis resulting from excessive indebtedness and “trade wars.”
In recent years, China and the United States have implemented certain increasingly protective trade measures with continuing trade tensions, including significant tariff increases, between these countries. The International Monetary Fund has warned that continuing geopolitical tensions between the United States and China could derail recovery from the impacts of COVID-19. Although the United States and China successfully reached an interim trade deal in January 2020 that deescalated the trade tensions with both sides rolling back tariffs, the extent to which the trade deal will be successfully implemented is unpredictable. Notwithstanding the interim trade deal, the U.S. policy on China may not change dramatically and there is no assurance that the Chinese economy will not experience a significant slowdown in the future. Further increased geopolitical tensions in 2024 may intensify and impact trade flows and tanker flows in the future. A decrease in the level of imports to and exports from China could adversely affect our business, operating results, and financial condition.
State-owned enterprises account for a substantial portion of the Chinese industrial output and, in general, the Chinese government plans to continue enhancing the profitability and core competitiveness of the state-owned enterprises. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic, and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions. Notwithstanding economic reform, the Chinese government may adopt policies that favour domestic shipping companies and may hinder our ability to compete with them effectively. For example, China imposes a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered, or leased vessels. The regulation may subject international transportation companies to Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may result in an increase in the cost of cargo imported to China and the risks associated with importing cargo to China, as well as a decrease in any cargo shipped from our charterers to China. This could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Moreover, an economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere.

In addition, several initiatives are underway in China with a view to reduce their dependency on (foreign) oil and achieve carbon neutrality by 2060, which could impact the need for oil transportation services. The method by which China attempts to achieve carbon neutrality by 2060, and any attendant reduction in the demand for oil, petroleum, and related products, could have a material adverse effect on our business, cash flows and results of operations.
Outside of the Asia Pacific region, the product tanker industry may additionally be negatively affected from other regional economic slowdowns, including if a potential economic slowdown in Latin America or Africa were to cause a decrease in imports of refined products from the United States or Europe. This could have a negative impact on our earnings, cash flows and financial position.
The continuing effects of the COVID-19 pandemic and other outbreaks of epidemic and pandemic diseases and governmental responses thereto could materially and adversely affect our business, financial condition, and results of operations.
Since the beginning of the calendar year 2020, the outbreak of COVID-19 has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, and other emergency public health measures and a number of countries implemented lockdown measures. These measures resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. While many of these measures have since been relaxed, we cannot predict whether and to what degree such measures will be reinstituted in the event of any resurgence in the COVID-19 virus, any of its variants or any other outbreaks of epidemic or pandemic disease. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy may cause the charter rate and freight rate environment for tanker vessels to deteriorate and negatively impact our operations and cash flows. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for tanker and other shipping sectors, including, among other things:
•	low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
•	decreases in the market value of tanker vessels and limited second-hand market for the sale of vessels;
•	reduction of global demand for oil and oil products;
•	limited financing for vessels;
•	loan covenant defaults; and
•	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.
The COVID-19 pandemic and measures to contain its spread negatively impacted the regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts are unpredictable and could continue or worsen, even after the pandemic itself diminishes or ends. The global economic uncertainty and volatility in the global markets may also restrict our access to capital and liquidity on acceptable terms.
Measures against COVID-19 in a number of countries have previously restricted crew rotations on vessels in our Hafnia Fleet. We experienced, and may as a result of any reemergence of COVID-19 or any of its variants, or the emergence of other epidemic and pandemic diseases, continue to experience, disruptions to our normal vessel operations caused by increased deviation time associated with positioning vessels to countries in which we can undertake a crew rotation in compliance with such measures. We may experience increased expenses due to days in which our Hafnia Vessels and TC Vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We incurred, and may continue to incur, additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. Delays in crew rotations also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.
The long-term impacts of the COVID-19 pandemic and the measures taken by world governments during the pandemic such as provision of financial support to citizens and companies and lockdowns and other restrictions on business and personal activity are unclear and may have a negative impact on our business if, for example, the economies and budgetary resources of certain governments are impacted in the long-term or the relationship between governments and their citizens are negatively impacted.
Several of the risk factors in this “Item 3. Key Information – D. Risk Factors” contain specific examples of the potential and current adverse consequences the COVID-19 or other epidemic or pandemic diseases may have for us. In general, our operations may be hindered or delayed, and operational performance may be reduced for a number of reasons, which may result in delays, additional costs and liabilities. Further, our operating and voyage expenses may increase due to, e.g., increased crew costs and health/safety arrangements or increased bunker fuel prices. As at December 31, 2023 approximately 86% of the vessels in our Hafnia Fleet operate in the spot market where income margins are particularly sensitive to fluctuations in voyage expenses and therefore our TCE income may be materially and adversely affected by such fluctuations in voyage expenses. Our strategy implementation and investment opportunities may also be materially affected by the resurgence of COVID-19 and governmental measures regarding COVID-19 or any other pandemic or endemic diseases.
Acts of piracy or other attacks on ocean-going vessels could adversely affect our business.
We have operations in high-risk areas where we are exposed to the risk of piracy and other types of attacks. Acts of piracy and other types of attacks on ocean-going vessels have increased in recent years, which could adversely affect our business. Acts of piracy have historically affected ocean-going vessels and at present, most piracy and armed robbery incidents affect vessels trading in regions of the world such as Somalia, the South China Sea, the Indian Ocean, the Gulf of Guinea, the Gulf of Aden, the Celebes Sea, and the Sulu Sea. Incidents of piracy have also been reported in many parts of Asia. Political turmoil in the Middle East region may lead to collateral damages in the waters off Yemen as well as in the Gulf of Oman or Arabian Gulf. Sea piracy incidents continue to occur, with dry bulk vessels and tankers particularly vulnerable to such attacks. There have been attempted attacks on vessels in our Combined Fleet in the past and there can be no assurance that we will not be victim to future attacks on our Combined Fleet when operating in high-risk areas. Any such attacks on Hafnia Vessels or JV Vessels may result in material damage to the vessels or harm to our crew members and may cause increased insurance premiums, increased operating costs due to increased security arrangements and unexpected and costly delays and increased crew costs to compensate the crew for the increased risk. Any of the forementioned consequences could have a material adverse effect on our operation and business.
If piracy attacks occur in regions in which our Hafnia Vessels and JV Vessels are employed being characterised by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our Hafnia Vessels or JV Vessels, or increases in cost associated with seeking to avoid such events (including increased bunker costs resulting from vessels being rerouted or travelling at increased speeds as recommended by applicable best management practices), or unavailability of insurance for our Hafnia Vessels or JV Vessels, could have a material adverse impact on our business, results of operations, ability to pay dividends, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
An increase in frequency salvage operations, including immigrant salvage operations in the Mediterranean, could adversely affect our business.
In recent years, the number of immigrants attempting to cross the Mediterranean from North Africa to Europe in unseaworthy vessels has increased significantly. Many of the vessels are in such a poor condition that they capsize and sink, incur engine problems, or are otherwise incapacitated enroute to Europe. As a result, commercial vessels may, if witnessing an immigrant vessel in distress, deviate from the task and course and conduct a salvage operation. Such salvage operation may prove costly in terms of time and resources spent and can thus prove a substantial cost for the commercial vessel and may pose risks to the safety of the crew, vessel, and cargo. If we are not able to mitigate this potential exposure, and depending on the number of such salvage operations which must be carried out in the future, this could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

The smuggling of drugs or other contraband onto vessels in our Combined Fleet may lead to governmental claims against us.
We expect that vessels in our Combined Fleet will call in ports where smugglers attempt to hide drugs and other contraband on the vessels, with or without the knowledge of crew members. To the extent a vessel is found with contraband, whether inside or attached to the hull of the vessel and whether with or without the knowledge of any of our crew, we may face reputational damage and governmental or other regulatory claims which could have a material adverse effect on our business, financial condition, cash flows and results of operations.
We may be exposed to fraudulent behaviour, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
The risk of fraud is inherent in all industries and is not specific to the shipping industry. However, the shipping industry has historically experienced an increased risk of fraud and fraudulent behaviour. Potential fraud risks include purposeful manipulation and misrepresentation of financial statements, misappropriation of tangible assets, intangible assets and proprietary business opportunities, corruption including bribery and kickbacks as well as cyberattacks. Additionally, we are exposed to the risk of misrepresentations relating to the cargo we carry and/or other trade documentation, including the risk of fraud in relation to the origin of cargo we carry. If we are exposed to fraud relating to the origin of cargo, we could risk being in breach of applicable sanctions, which could have a significant and highly material negative impact on our business and financial condition.
We have established a system of internal controls to prevent and detect fraud and fraudulent behaviour, consisting of segregation of duties, authorizations for trading, purchase and approval, codes of ethics and conduct, close monitoring of our financial position and a whistleblower facility.
There can be no assurance that our fraud prevention measures are sufficient to prevent or mitigate our exposure to fraud or fraudulent behaviour in the future, and any such behaviour can have a material adverse effect on our future performance, results of operations, cash flows and financial position.
If we, including the Pools, cannot meet our customers’ quality and compliance requirements, we may not be able to operate the vessels in our Combined Fleet profitably, which could have an adverse effect on our future performance, results of operations, cash flows and financial position.
Customers, in particular those in the oil industry, have an increasingly high focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our, and Pools’, continuous compliance with these standards and quality requirements is vital for our operations. Related risks could materialise in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, or a continuous decrease in the quality concerning one or more vessels occurring over time. Moreover, continuous increasing requirements from oil industry constituents can further complicate our ability to meet the standards. Any noncompliance by us, or Pools, either suddenly or over a period of time, on one or more vessels, or an increase in requirements by oil operators above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Fluctuations in exchange rates and non-convertibility of currencies could result in financial losses to us.
Our operations are international, and we generate almost all revenues and incur the majority of our expenses in U.S. dollars. However, we are exposed to fluctuations in foreign exchange rates due to parts of our revenues being received and operating expenses paid in currencies other than U.S. dollars. Thus, our exchange rate risk is related to cash flows not denominated in U.S. dollars. The primary risk relates to transactions denominated in DKK, EUR, Indian rupee, SGD, or other major currencies, which relate to administrative and operating expenses as well as expenses in local currencies when vessels in our Combined Fleet are in port. We may experience currency exchange losses if we have not fully hedged our exposure to a foreign currency. Changes in exchange rates could have an adverse impact on our future performance, results of operations, cash flows and financial position.
Increased requirements relating to the fuel used by vessels may require us to retrofit our Hafnia Vessels and JV Vessels and may cause us to incur significant costs.
Since January 1, 2020, the IMO requires vessels to comply with low sulphur fuel oil requirements, which imposes a limit for the sulphur content of vessels’ fuel oil of 0.5% m/m (mass by mass) in fuel used on board the vessels. The interpretation of “fuel oil used on board” includes use in main engines, auxiliary engines, and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulphur fuels on board, which is available around the world but may entail a higher cost due to increased market demand; (ii) installing exhaust gas cleaning systems, known as scrubbers, for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas or other alternative fuel sources, which may not be a viable option for shipowners due to the lack of supply network and high costs involved in this process. In addition to the general 0.5% requirement, certain areas (so-called Emission Control Areas) have been designated in which stricter requirements apply, including for certain areas a limit of 0.1% sulphur content of the fuel used. The cost of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. In addition, a widening of the spread between the prices of high sulphur fuel and low sulphur fuel may lead to a decrease in the economic viability of older vessels that lack fuel efficiency and a reduction of useful lives for these vessels.
Scrubbers enable ships to use high sulphur fuel oil, which is less expensive than low sulphur fuel oil, in certain parts of the world. For our Hafnia Vessels and JV Vessels that have not been retrofitted with scrubbers, we are complying with current IMO standards by using compliant bunkers and fuels.
In addition to the abovementioned IMO requirements regarding sulphur contents of fuel used by vessels, we may be or become subject to additional requirements in the future relating to the type and/or quality of fuel used by vessels in our Hafnia Fleet. For example, the IMO has adopted a ban on the use and carriage for use of heavy fuel oil in the Arctic region applicable on and after July 1, 2023, and on July 25, 2023, the European Union Council adopted Regulation (EU) 2023/1805 of the European Parliament and of the Council of September 13, 2023 on the use of renewable and low-carbon fuels in maritime transport, and amending Directive 2009/15/EC (the “FuelEU Maritime Regulation”). The requirements in the FuelEU Maritime Regulation will apply from January 1, 2025 with certain rules applying from August 31, 2024. The regulation sets greenhouse gas emission intensity requirements for energy used on board certain ships trading in the EU. The regulation will apply to ships over 5,000 GT and will therefore apply to vessels in our Combined Fleet trading in the EU/EEA region. The requirements under FuelEU Maritime will apply to 100% of energy used on voyages and port calls within EU/EEA and on 50% of energy used on voyages into or out of EU/EEA and includes measures to ensure that the greenhouse gas emission intensity of fuels used by the shipping sector will gradually decrease. This regulation, as well as other future rules, regulations, and requirements relating to the types of fuel and quality of fuel used by vessels in our Combined Fleet may impact our business, lead to additional costs, and affect our results of operations.
We are subject to complex laws and regulations, including environmental laws and regulations, that can increase our liability and adversely affect our business, results of operations, cash flows and financial condition, and our available cash.
Our operations are affected by extensive and changing international conventions and treaties, national, state and local laws and national and international regulations governing environmental matters, climate change, and the global transition towards low-carbon or carbon-neutral solutions. Such regulatory measures may include, for example, the adoption of sulphur caps, trade regimes (emission trading), carbon taxes, increased efficiency standards, incentives or mandates for renewable energy, and liability for pollution or other environmental hazards. Regulatory measures relating to the environment and climate change may significantly impact the ownership and operation of our Hafnia Vessels and JV Vessels and compliance with such regulatory measures may be expensive and any noncompliance may have an adverse effect on our results of operations.
One area in which our operations are affected by regulatory requirements in environmental regulations is the IMO’s requirements relating to the Energy Efficiency Existing Ship Index (“EEXI”), the Ship Energy Efficiency Management Plan (“SEEMP”) and the operational carbon intensity reduction requirements based on the Carbon Intensity Indicator (“CII”) which could require our Combined Fleet to slow down, if efficiency improvements or transitions to alternative fuels together are not enough to reduce greenhouse gas emissions sufficiently, thus impacting our expected business and competitive advantage. See “Item 4. Information on the Company – B. Business Overview – Environmental and Other Regulations in the Shipping Industry” for additional information about our compliance with EEXI, SEEMP, and CII.
Another area in which our operations are affected in relation to emission trading schemes including the EU Emissions Trading System (“EU ETS”). Under the EU ETS, we are required to surrender emission allowances corresponding to a certain amount of our emissions for voyages between EU/EEA ports or to/from EU/EEA ports. The EU ETS became applicable to maritime transportation from January 1, 2024 and there are therefore still significant uncertainties relating to the best and most efficient method for owners, operators, and managers of vessels to ensure their compliance with EU ETS. Noncompliance with the EU ETS or a failure to deal with EU ETS obligations properly and efficiently in our contractual arrangements could have material adverse consequences for our business, results of operations, future performance, and financial condition. Additionally, there is uncertainty about the future pricing of EU Allowances (EUAs) which we will have to surrender under the EU ETS. There is a risk that the price of EUAs may be driven up due to factors such as restricted supply, increased demand and the impact of speculative trading. It is likely that other jurisdictions will introduce further emissions taxation applicable to our industry. We cannot accurately predict the consequences of such potential future taxation; however, such taxation is likely to have a negative effect on our results of operations.
Compliance with current and future legal and regulatory requirements relating to safety and environmental impact and climate change as well as requirements relating to the speed and consumption of vessels could increase the cost of operating and maintaining our Hafnia Vessels and JV Vessels, require us to make changes to our business model, require us to accelerate the building of new vessels and increase the construction costs therefor, require us to install new technology, equipment and installations on new and existing vessels, require reductions in cargo capacity, ship modifications or operational changes or restrictions, lead to impairment charges, negatively affect the resale value of our Hafnia Vessels and JV Vessels, could force us to retire older vessels earlier than expected, could lead to decreased availability of insurance coverage for environmental matters, could result in denial of access to certain jurisdiction waters or ports or detention in certain ports. If these outcomes were to occur, our business, results of operations, cash flows and financial condition could be adversely affected. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.
In addition, many environmental requirements under local, national and foreign laws, conventions and regulations are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements could be costly as we could become subject to material liabilities, including clean-up obligations and natural resources damages liability if there is a release of hazardous materials from our Hafnia Vessels or JV Vessels or otherwise in connection with our operations. Further, we are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. To comply with these and other regulations, including: (i) the sulphur emission requirements of Annex VI of the International Convention for the Prevention of Pollution from Ships 1973, as modified by the protocol of 1978 relating thereto (collectively, “MARPOL”), which instituted a global sulphur cap on marine fuel consumed by a vessel, unless the vessel is equipped with a scrubber, (ii) IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments, which requires vessels to install ballast water treatment systems, and (iii) the U.S. 2013 Vessel General Permit (“VGP”) program, the U.S. National Invasive Species Act, the U.S. Vessel Incidental Discharge Act (“VIDA”) and future U.S. standards for ballast discharges, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain additional insurance coverage. Additionally, we may be required to incur costs related to repair and replacement of ballast water treatment systems and scrubbers installed on our Hafnia Vessels during the vessels’ lifetimes. Future investments in ballast water treatment systems and scrubbers as well as new regulation regarding ballast water treatment systems could have an adverse material impact on our business, financial condition, and results of operations depending on the ability to install effective ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems. See “Item 4. Information on the Company – B. Business Overview – Environmental and Other Regulations in the Shipping Industry” for more information on the regulations applicable to us in relation to ballast water management.
Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines, and other sanctions, including, in certain instances, seizure or detention of a vessel in our Combined Fleet, and could harm our reputation with current or potential charterers of the vessels in our Combined Fleet. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash. Additionally, pressure from governments, investors, lenders, and other market participants to voluntarily participate in ‘green’ shipping initiatives could cause us to incur significant additional expenses.
Notwithstanding the measures already taken by us to comply with applicable regulation and standards, additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations. Additionally, evolving demands for stronger protection of environment, evolving laws, and regulations, and evolving decarbonization policies may have a significant impact on our Hafnia Vessels’ and JV Vessels’ useful lives and residual values and the valuation of our Hafnia Vessels, and also could have an adverse impact on our future performance, revenue and financial condition. We continue to monitor and assess the potential impact of such developments on our operation and financial performance.
See “Item 4. Information on the Company – B. Business Overview – Environmental and Other Regulations in the Shipping Industry” for a discussion of the environmental and other regulations applicable to us.
Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.
The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the “Hong Kong Convention”) aims to ensure that when vessels are being recycled at the end of their operational lives, they do not pose any unnecessary risks to the environment, human health and safety. The ratification conditions for the Hong Kong Convention were met on June 26, 2023, and the Hong Kong Convention will enter into force on June 26, 2025. Upon the Hong Kong Convention’s entry into force, each vessel sent for recycling will have to carry an inventory of its hazardous materials, ship recycling facilities authorised by the competent authorities must provide a ship recycling plan specific for each vessel to be recycled, and governments will be required to ensure that recycling facilities under their jurisdiction comply with the Hong Kong Convention. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Vessels will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to being recycled.
On November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU member state may be recycled only in facilities included on the European list of permitted ship recycling facilities. According to the EU Ship Recycling Regulation, any EU-flagged vessel and any non-EU flagged vessel calling at port or anchorage of an EU member state is required to set up and maintain an inventory of hazardous materials. Such a system includes information on the hazardous materials with a quantity above the threshold values specified in relevant EU regulations and that are identified in ship’s structure and equipment. This inventory should be properly maintained and updated, especially after repairs, conversions or unscheduled maintenance on board the ship.
Although we have not previously recycled vessels, these regulatory requirements may impact our business and our operations in the future and may have an impact on any recycling of vessels we will perform in the future. Additionally, these requirements may require us take certain contractual steps when selling older vessels to ensure that our buyers are also in compliance with the relevant regulations. The increased requirements regarding ship recycling under the EU Ship Recycling Regulation and the Hong Kong Convention may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual recycling value of a vessel, which could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, results of operations, cash flows and financial position. For additional information regarding such regulatory requirements, see “Item 4. Information on the Company – B. Business Overview – Environmental and Other Regulations in the Shipping Industry – Waste Management and Ship Recycling.”
Increased inspection procedures could increase costs and disrupt our business.
International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and/or vessels in our Combined Fleet, delays in loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. Under the U.S. Maritime Transportation Security Act of 2002, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers.
It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.
Our global operations expose us to global risks, such as political instability, terrorist or other attacks, war, and international hostilities which may affect the tanker industry and adversely affect our business.
We are an international tanker company and conduct our operations globally. Our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, may be adversely affected by changing economic, political and government conditions in the countries and regions where the vessels in our Combined Fleet are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as terrorist or other attacks (and the threat of future terrorist and other attacks), including the recent attacks on commercial vessels in the Red Sea, war (or threatened war) or international hostilities, such as those between the United States and North Korea, between Russia and Ukraine and between Israel and Hamas. Any of these occurrences, including, but not limited to, war in a country in which a material supplier or customer of ours is located, could have an adverse effect on our business, results of operations and financial condition.
Terrorist attacks, as well as the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing war and conflicts and recent developments in Ukraine and the Middle East may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties relating to the global financial markets and the global security situation also have indirect impacts on our business, including, but not limited to, insurers having increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also in the future adversely affect our ability to obtain additional financing on terms commercially acceptable to us or at all, which could have a material adverse effect on our business and financial condition. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets and any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
The war between Russia and Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This war has resulted in the United States, United Kingdom, and the European Union, among other countries, implementing sanctions and restrictive measures against certain persons, entities, and activities connected to Russia. Some of these sanctions and measures target the Russian oil sector, including a prohibition on the import of oil and refined petroleum products from Russia to the United States, United Kingdom and the European Union. We cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the war and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has risen significantly. We cannot predict what effect the higher price of oil and petroleum products will have on demand or what the long-term impact of the war between Ukraine and Russia will be. It is possible that the current war in Ukraine could adversely affect our financial condition, results of operations, cash flows, financial position and future performance.
Governments may turn and have in the past turned to trade barriers to protect or revive their domestic industries against foreign imports. Trade barriers and other measures restricting import and export may affect the demand for shipping and uncertainties relating to trade barriers and other measures restricting import and export may adversely affect our business and financial condition and may affect our ability to obtain additional financing on terms acceptable to us or at all. In particular, in recent years, leaders in the United States and China have implemented certain increasingly protective trade measures, including tariffs, which have been somewhat mitigated by the trade deal between the United States and China in 2020. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage expenses and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their charters with us. This could have a material adverse effect on our business, results of operations or financial condition.
In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the war between Russia and Ukraine and in the Red Sea in connection with the conflict between Israel and Hamas. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Guinea off the coast of West Africa and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse effect on our business, financial condition, cash flows, and results of operations.
Disruptions to shipping in the Red Sea in connection with the conflict between Israel and Hamas could have a negative effect on our operations, business, cash flows, financial condition, and results of operation.
Recently, the shipping industry has been impacted by disruptions in the Red Sea due to Houthi forces based in Yemen attacking vessels transiting the Red Sea in connection with the conflict between Israel and Hamas. While the disruption in the tanker segment was initially limited, the effects have increased particularly since December 2023. We continuously review the situation in the Red Sea and, as at the time of this Registration Statement, expect to direct our vessels to go around the Cape of Good Hope for as long as the disruptions to shipping in the Red Sea continue at the current level.
Our Hafnia Vessels and JV Vessels have in the past frequently passed through the Red Sea and the Suez Canal, and if they are in the future directed to transit the Red Sea, there is a risk that they could be subject to attacks. Any such attack may result in material damage to the vessel or harm to our crew members and may additionally cause increased insurance premiums and increased operating costs due to increased security arrangements and unexpected and costly delays and increased crew costs to compensate the crew for the increased risk. Additionally, it may become impossible to obtain adequate insurance coverage at an acceptable price or at all. Furthermore, our crew members may refuse to complete a planned transit of the Red Sea which could lead to costly delays. Any of the forementioned consequences could have a material adverse effect on our operation and business.
If we choose to not direct the vessels in our Combined Fleet through the Red Sea, they will typically instead transit around the Cape of Good Hope. This voyage is longer and therefore increases the cost of the voyage. While we can currently pass on most of these costs to charterers, there can be no assurance that we will continue to be able to do so. If we cannot pass on the cost of the longer voyage to charterers, our cash flows, results of operation and financial condition could be adversely impacted. When the vessels in our Combined Fleet are directed to go around the Cape of Good Hope, they are employed on voyages which take up capacity. Additionally, if other vessel operators direct their vessels to transit the Red Sea and Suez Canal while we direct our vessels to go around the Cape of Good Hope, our competitiveness may be negatively impacted as our competitors may be able to offer shorter voyages and better rates. Our reduced capacity and/or our reduced competitiveness may negatively impact our cash flows, results of operation and financial condition.
We cannot accurately assess or estimate what impact the situation in the Red Sea could have on our operations and financial condition in the medium to long term.
If vessels in our Combined Fleet call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the United States, the European Union, the United Kingdom, or other governments, it could result in monetary fines or other penalties imposed on us and may adversely affect our reputation and the market for our securities.
Our Hafnia Vessels and JV Vessels have not in violation of applicable sanctions laws or embargo laws called ports located in countries or territories subject to country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government, the European Union, the United Kingdom or other authorities (“Sanctioned Jurisdictions”). We endeavour to take precautions reasonably designed to mitigate the risk of any such occurrences, but it is possible that, in the future, vessels in our Combined Fleet may carry cargo from or call on ports in Sanctioned Jurisdictions on charterers’ instructions with or without our consent. If any such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, civil or criminal penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected. Even though we take precautions reasonably designed to mitigate such activities, such as Enhanced Corporate Due Diligence and Know Your Customer (“KYC”) procedures for counterparty onboarding, recurrent screening, and including relevant provisions in charter agreements forbidding the use of vessels in our Combined Fleet in trade that would violate sanctions laws or embargo laws, there can be no assurance that we will maintain such compliance, particularly as the scope of certain sanctions laws and embargo laws may be unclear and may be subject to changing interpretations.
Certain sanctions, for example U.S. sanctions, exist under a strict liability regime. This means that for a party to be liable under the sanctions, it is not a requirement that the party needed to know they were violating sanctions or that they intended to violate sanctions. We could be subject to monetary fines, civil or commercial penalties or other sanctions for violating applicable sanctions or embargo laws even in circumstances where our conduct or the conduct of one of our charterers was inconsistent with our sanctions-related policies, unintentional, or inadvertent.
The laws and regulations of the jurisdictions in which we operate or whose laws and regulations are otherwise applicable to us vary in their application and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The United States and European Union have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have been (and in the future may be) the target of sanctions. Furthermore, the United States has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the United States, the EU, and/or other international bodies. In particular, the ongoing war between Russia and Ukraine could result in the imposition of further economic sanctions by the United States and the European Union against Russia. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. As at the date of this Registration Statement, to the best of our knowledge, we do not believe that any of our existing counterparties are affiliated with persons or entities that are subject to such sanctions.
As a result of Russia’s actions in Ukraine, the United States, European Union and United Kingdom and other governments have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on certain areas within the Donbas and Luhansk regions of Ukraine, and such sanctions apply to entities owned or controlled by such designated persons or entities. These sanctions adversely affect our ability to operate in the region and also restrict parties whose cargo we may carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations and cargo we may carry. These sanctions, and any future sanctions whether related to the Ukraine-Russia war or otherwise, may have an adverse impact on our business and in a worst-case scenario, our ability to trade with certain countries, including entities and individuals linked to such countries, may be severely restricted. The EU and the United States have prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and took effect on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne

Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.
Although we believe that we have been and are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any future violation of applicable sanctions and embargo laws and regulations could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. A breach of sanctions, inadvertently or not, could result Hafnia becoming a Specially Designated National (“SDN”) under sanctions issued by U.S, EU, UN or other authorities. This, in turn, could in the worst case be terminal for our business.
The risk related to breaches of sanctions laws and embargo laws is particularly prominent to the CTI (defined below) group of companies, as no assurance can be given that the CTI group of companies had sufficient policies and procedures in place to address this risk prior to completion of the CTI Transaction.
In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our securities may adversely affect the price at which our securities trade. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries or territories. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or the vessels in our Combined Fleet, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries or territories subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our securities may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
We may be subject to litigation that, if not resolved in our favour and not sufficiently insured against, could have a material adverse effect on us.
We and our activities are subject to both Bermuda, Singapore and foreign laws and regulations many of which include legal standards, which are subject to interpretation, and we are party to agreements and transactions, involving matters of assessment of interests of various stakeholders and valuation of assets, liabilities and contractual rights and obligations. Furthermore, we may be subject to the jurisdiction of courts or arbitration tribunals in many different jurisdictions.
Our counterparties and other stakeholders or authorities may dispute our compliance with laws and regulations or contractual undertakings or the assessments made by us in connection with our business and our entry into agreements or transactions. The outcome of any such dispute or legal proceedings is inherently uncertain and may include payment of substantial amounts in legal fees and damages or that a transaction or agreement is deemed invalid or voidable. Such proceedings or decisions could have a material adverse effect on our future performance, results of operations, cashflows and financial position. If cases or proceedings in which we may be involved are determined to our disadvantage, it may result in fines, default under our credit facilities, damages or reputational damage and could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Maritime claimants could arrest or attach vessels in our Combined Fleet, which would have a negative effect on our cash flows.
Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through judicial or foreclosure proceedings. The arrest or attachment of one or more of the vessels in our Combined Fleet could interrupt our business, could result in a significant loss of earnings for the related off-hire period, or require us to pay large sums of money to have the arrest lifted, and could therefore have a material negative effect on our cash flows.
In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. As such, claimants could try to assert “sister ship” liability against one vessel in our Combined Fleet for claims relating to another of our ships.
Governments could requisition vessels in our Combined Fleet during a period of war or emergency, which may negatively impact our business, financial condition, cash flows, results of operations, available cash and ability to pay dividends.
A government could requisition one or more of the vessels in our Combined Fleet for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of the vessels in our Combined Fleet may negatively impact our business, financial condition, cash flows, results of operations, available cash and ability to pay dividends.
Technological innovation could lower our vessel utilization, reduce our charter rates and/or reduce the value of our Hafnia Vessels and JV Vessels.
The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbours, utilise related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. We may face competition from companies with more modern vessels with more fuel efficient designs than the vessels in our Hafnia Fleet, and if new tankers are built that are more efficient or more flexible or have longer physical lives than the current generation vessels, competition from the current vessels and any more technologically advanced vessels could adversely affect our vessel utilization, charter rates we can receive for the vessels in our Combined Fleet and the resale value of our Hafnia Vessels and JV Vessels could significantly decrease. Similarly, if technologically advanced vessels are needed to comply with environmental laws, the investment in which along with the foregoing factors could have a material adverse effect on our results of operations, charter hire payments and resale value of vessels. As a result, our available cash could be adversely affected.
Global climate change may increase the frequency and severity of weather events and the losses resulting therefrom, which could have a material adverse effect on the economies in the markets in which we operate or plan to operate in the future and therefore on our business.
Over the past several years, changing weather patterns and climatic conditions, such as global warming, have added to the unpredictability and frequency of natural disasters in certain parts of the world, including the markets in which we operate and intend to operate, and have created additional uncertainty to future trends. There is a growing consensus today that climate change increases the frequency and severity of extreme weather events and, in recent years, the frequency of major weather events appears to have increased. We cannot predict whether or to what extent damage that may be caused by natural events, such as severe tropical storms, hurricanes, cyclones and typhoons will affect our operations or the economies in our current or future market areas, but the increased frequency and severity of such weather events could increase the negative impact on economic conditions in these regions and affect our ability to transport oil or chemical cargoes. In particular, if one of the regions in which vessels in our Combined Fleet and other vessels we may acquire in the future are operating is impacted by such a natural catastrophe in the future, it could have a material adverse effect on our business, financial condition and results of operations. Further, the economies of such impacted areas may require significant time to recover and there is no assurance that a full recovery will occur.
Increasing scrutiny and changing expectations from investors, lenders, regulators, and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.
Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices especially as they relate to the environment health and safety, diversity, labour conditions and human rights in recent years, and have placed increasing importance on the implications and social cost of their investments. The increased attention and activism related to ESG and similar matters may hinder our access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of our ESG practices. Failure to adapt to or comply with evolving investor, lender or other industry shareholder expectations and standards, or the perception of not responding appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may damage our reputation or the market price of our common shares, resulting in direct or indirect material and adverse effects on our business and financial condition.
In February 2021, the Acting Chair of the Securities and Exchange Commission (the “SEC”) issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings. In March 2021, the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and promulgated new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, the SEC proposed a second set of rules aiming to curb the practice of “greenwashing” (i.e., making unfounded claims about one’s ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies. The proposed rules are not effective as at the date of this Registration Statement.
In the EU, rules and regulations are being developed requiring companies to further report on their corporate sustainability. Among these new rules is the Corporate Sustainability Reporting Directive (“CSRD”) which entered into force on January 5, 2023 and which shall be implemented in EU member states no later than July 6, 2024. The CSRD will require companies to disclose information on what they see as risks and opportunities arising from social and environmental issues and on the impact of their activities on people and the environment. On July 31, 2023, the European Commission adopted the European Sustainability Reporting Standards, which must be used by all companies subject to the CSRD. The first companies will have to comply with the new reporting requirements for the financial years starting January 1, 2024 or later, i.e., in their reports published in 2025. The CSRD will apply to certain EU companies and companies listed on EU stock exchanges, including non-EU companies listed on EU stock exchanges and will in time also apply to certain non-EU companies with EU subsidiaries or branches in EU member states. We may become subject to the requirements in the CSRD as a result of our listing in Norway if Norway, as is expected, implements legislation to align their reporting requirements with EU reporting requirements and/or as a result of our activities through our branches in EU member states. The Norwegian Ministry of Finance has announced an aim to facilitate for CSRD to take effect in Norway at the same time as in the EU, but the exact timing of the Norwegian implementation of CSRD remains to be confirmed. The implementation of CSRD in Norwegian law has not been adopted as at the date of this Registration Statement. In addition to the CSRD, on March 15, 2024, the European Council endorsed revised text on a proposed directive on corporate sustainability due diligence (the “CSDDD”) which would require large companies to undertake due diligence on their own activities and that of their suppliers and to identify and prevent, end, or mitigate any actual or potential adverse impacts of their activities on human rights and on the environment. As at the date of this Registration Statement, the CSDDD has not been formally adopted and therefore we cannot assess at this time what, if any, impact this directive will have on our business. Furthermore, we are subject to the EU Taxonomy Regulation which entered into force on July 12, 2020 and which has also been implemented in Norway where we are listed. We expect the EU Taxonomy Regulation will impact us from 2025.
We may have to incur significant additional costs and may have to acquire additional resources to implement, monitor, report, and comply with the wide-ranging ESG requirements we are and may become subject to in the future, including, but not limited to, the above-described SEC and EU requirements. Additionally, compliance with ESG-requirements may take up time for our management and Board of Directors and we cannot predict what influence, if any, this will have on our business, future performance, and financial condition. If we cannot comply with applicable ESG reporting requirements, we may be subject to criminal or civil penalties, our reputation may suffer harm, and our business, results of operations, cash flows, and financial condition may be adversely impacted.

We may in the future face increasing pressures from investors, lenders, and other market participants who are increasingly focused on climate change to prioritise sustainable energy practices, reduce our carbon footprint, and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of in which we are engaged. We may have to increase our resource allocation to comply with more stringent ESG procedures or standards which could increase our costs and capital expenditures. If we do not meet the ESG standards set or expected by investors, lenders, and other market participants, our business and/or our ability to access capital could be adversely impacted.
Certain investors and lenders may exclude oil and oil product transport companies, such as us, from their investing portfolios altogether due to ESG considerations. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Members of the investment community are also increasing their focus on ESG disclosures, including disclosures related to greenhouse gases and climate change in the energy industry in particular, and diversity and inclusion initiatives and governance standards among companies more generally. As a result, we may face increasing pressure regarding our ESG disclosures. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.
From time to time, in alignment with our sustainability priorities, we may establish and publicly announce goals and commitments in respect of certain ESG items, such as shipping decarbonization. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting negative publicity could adversely affect our reputation, our business and/or our access to capital.
Finally, certain organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavourable ESG ratings and recent activism directed at shifting funding away from companies with fossil fuel-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other, non-fossil fuel markets, which could have a negative impact on our access to and costs of capital.
Potential labour disruptions could interfere with our operations and have an adverse effect on our business.
We are subject to the risk of labour disputes and adverse employee relations, which could disrupt our business operations and adversely affect our business, financial condition and results of operations. As at December 31, 2023, we had 5,040 employees across the world of which 2,304 were seafarers employed on internally managed Hafnia Vessels, and 2,465 were seafarers employed through external technical managers on externally managed Hafnia Vessels. The majority of our seagoing staff is represented by labour unions under collective bargaining agreements in their home countries, which include several jurisdictions. Future labour disputes and/or adverse employee relations may materially affect our operations and reputation. From time to time, we have to negotiate new collective bargaining agreements or renew existing collective bargaining agreements. We believe we will be able to negotiate new collective bargaining agreements and/or renew our collective bargaining agreements in the future; however, there is a risks of potential material labour disputes and disruption of our operations associated with the negotiation and renegotiation of such agreements.
Further, we believe we are in compliance with the International Maritime Labour Convention (“MLC”) regarding seagoing staff, but, given the relative recency of the binding nature of the MLC, the uncertainty around interpretation of the MLC and the local legislation that enacts it in various countries, there are risks associated with ensuring that we are in proper compliance with the MLC. Noncompliance, or alleged noncompliance with the MLC may lead to arrests and penalties in the ports of ratifying states, which could have material adverse effects on our results of operation and reputation.

Compliance with international safety regulations and other vessel requirements verified by classification societies may be costly and noncompliance with such regulations and requirements could adversely affect our business, financial condition, and results of operations.
The operation of the vessels in our Combined Fleet is affected by the requirements in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), which has been adopted by the IMO and which is mandatory for most vessels under chapter IX of the International Convention for the Safety of Life at Sea of 1974 (as amended, “SOLAS”). The ISM Code provides an international standard for the safe management and operations of ships at sea and requires the party with operational control of a vessel to develop and maintain an extensive “safety management system” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.
The hull and machinery of every commercial vessel must be classed by a classification society authorised by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the SOLAS. All our Hafnia Vessels and JV Vessels have been awarded an International Safety Management certification under the ISM Code.
Failure to comply with the ISM Code, including if any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, dependent on the nature and severity of the noncompliance, may result in the noncompliant vessel facing restrictions in trading or being required to be off-hire while the issues are remedied, may subject us to increased liability, may invalidate existing insurance or decrease available insurance coverage for affected vessels and may result in a denial of access to, or detention in, certain ports. Any of such events could materially and adversely affect our business, financial condition, and results of operation. See “Item 4. Information on the Company – B. Business Overview – Classification Societies” for more information on our Hafnia Vessels’ and JV Vessels’ compliance with the ISM Code and classification society requirements.
The U.S. Coast Guard and European Union authorities enforce compliance with the ISM Code and International Ship and Port Facility Security Code (the “ISPS Code”) and prohibit noncompliant vessels from trading in U.S. and European Union ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Additionally, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations. If we fail to obtain such permits, licenses, certificates and financial assurances, our business, future performance, results of operations, cash flows and financial position may be adversely affected.
Conventions, laws, and regulations are continually reviewed and often revised and we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our Hafnia Vessels and JV Vessels. Additional conventions, laws, and regulations, including by the IMO, may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. It is impossible for us to predict what additional regulations, if any, may be introduced and passed by the IMO or other relevant regulatory bodies and what effect, if any, such regulations might have on our business and our operations.
Recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. Additionally, in 2023 the European Union adopted their second Network and Information Security directive. This directive, when implemented in the European Union member states, which shall occur before October 17, 2024, may have an impact on our business and may require us to incur additional expenses and take measures in order to cybersecurity and if we are not in compliance with applicable rules, we may be subject to penalties for noncompliance.
See “Item 4. Information on the Company-B. Business Overview-Environmental and Other Regulations in the Shipping Industry” for a discussion of the environmental and other regulations applicable to us.

Risks Related to Our Business
Operation and management of a chemical and product tanker fleet involves a high degree of risk.
The operation of ocean-going vessels carries inherent risks. The vessels in our Combined Fleet and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labour strikes and boycotts. For example, the war between Russia and Ukraine has resulted in missile attacks on commercial vessels in the Black Sea and the conflict between Israel and Hamas has resulted in Houthi forces attacking vessels in the Red Sea. See “— Risks Related to Our Industry – Disruptions to shipping in the Red Sea in connection with the conflict between Israel and Hamas could have a negative effect on our operations, business, cash flows, financial condition, and results of operation” above for more information on the disruptions to shipping in the Red Sea. These hazards may result in death or injury to persons, loss of revenues or property, payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, and interference with shipping routes (such as delay or rerouting), any of which may reduce our revenue or increase our expenses and also subject us to litigation. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of the vessels in our Combined Fleet, or to public health measures, which may prevent the vessels in our Combined Fleet from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas. In addition, the operation of tankers has unique operational risks associated with the transportation of oil and chemicals. An oil spill or a chemical spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.
We are dependent on the operational performance of the vessels in our Hafnia Fleet and may experience operational problems that result in off-hire days for the vessels and, ultimately, reduced revenue and increased operational and maintenance costs. Chemical and product tankers are complex vessels and their operation is technically challenging, meaning that our operations are subject to a variety of risks and problems such as damage to vessels and mechanical failure, including as a result of the inherent risks associated with ocean-going vessels as highlighted above.
We operate our Hafnia Fleet by employing the vessels to our customers. The risks related to the operation of our Hafnia Fleet differ to a certain extent depending on whether we are the registered owner of a vessel or whether we charter in a vessel. As the registered owner of a vessel or the bareboat charterer of a vessel, we will assume responsibility for all functions related to the vessel. If we enter into a voyage charter with a customer for such owned or bareboat chartered vessels, we will be responsible for all voyage expenses and brokerage. If we time charter in a vessel, we will be responsible for certain functions related to the vessel while other functions will remain the responsibility of the owner. We may in circumstances where we charter in a vessel (whether on a bareboat charter or on a time charter) not be able to exercise full control of the availability over the chartered-in vessel, e.g., due to default by the third party from whom the vessel has been chartered-in. In a long-term time charter or bareboat charter arrangement, we are committed throughout the charter period and will not have the liberty to cancel the charter should the market become unfavourable and we may risk a negative impact on reputation, revenue, results of operations and results.
Conversely, if we charter out a vessel, we warrant certain specifications, conditions and performance of the vessels assigned. Should we not be able to meet our obligations, charterers may be entitled to withhold the payment of charter hire, resulting in loss of income and potential contractual liability. Such actions by customers could have a material adverse effect on our business, financial condition, and results of operations.
All chemical and product tanker companies will be exposed to the above risks. However, we own and operate a considerable fleet in both absolute and relative terms. The sizable fleet allows us to benefit from long-term planning and optimization of operational performance, risk management, drydocking and regulatory changes. Regardless, the risks presented could materially and adversely affect our result of operations and business.

If vessels in our Combined Fleet suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may for Hafnia Vessels and JV Vessels have to pay drydocking costs that our insurance does not cover in full. The loss of revenues while vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our Hafnia Vessels or JV Vessels may be forced to travel to a drydocking facility that is not conveniently located to the vessel’s positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of the Vessels in our Combined Fleet could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard the vessels in our Combined Fleet, we may be unable to prevent any such damage, costs, or loss which could negatively impact our business, financial condition, results of operations and available cash.
Potential delays and cost overruns of newbuilds or other failures by our counterparties under our newbuild contracts in meeting their obligations may result in increased costs, loss of revenue and liquidated damages or could otherwise adversely affect our business.
There is a risk that the newbuilds we have ordered could be subject to cost overruns or delays. We have through the joint venture with Société d’Armement et de Transports SAS (Socatra) (“Socatra”) in Ecomar Shipholding SAS (such joint venture, the “Ecomar Joint Venture”) contracted to take delivery of four dual-fuel MR newbuilds in 2025 and 2026 from Guangzhou Shipbuilding International Company Limited. We may order additional newbuilds in the future from Chinese shipyards or shipyards in other countries.
Any problems that may affect China in general or the shipyard specifically could lead to delays or cost overruns for all four newbuilds we have ordered and not yet taken delivery of. The COVID-19 pandemic has since its breakout in early 2020 impacted China and the global supply chain significantly, and any reemergence or resurgence of COVID-19 may impact the delivery of the four newbuilds we have ordered from GSI. Delayed delivery of the newbuilds would delay receipt of revenue on those vessels and may trigger payments of liquidated damages under any charters the Ecomar Joint Venture has entered into for these vessels, which may have an impact on our financial condition and operating results.
Generally, timely delivery of any newbuilds we may acquire in the future is subject to our counterparties meeting their obligations. We are therefore exposed to the risk of failure, cost overruns, delayed delivery, technical problems, quality or engineering problems and other counterparty risks. A number of shipping construction companies have reportedly been experiencing financial challenges. Any such financial challenges may affect operations and the timely delivery of newbuilds. Furthermore, a cancellation due to financial difficulties or bankruptcy of the yard could imply that pre-delivery instalments are not recovered or are recovered only after long arbitrations that can last occasionally several years. We take measures to supervise the quality of the work completed at the yard where our newbuilds are being constructed. Generally, we will obtain refund guarantees for the pre-delivery instalments as security for pre-delivery instalment payments paid. However, we can provide no assurance that these, or any other measures we may take, will fully mitigate these risks, and any failure by a counterparty to meet its obligations in relation to newbuilds we have ordered or may order in the future may result in delays or cancellations of the delivery of the newbuilds, renegotiation of terms, delayed renewal of our Hafnia Fleet and consequent deterioration of our competitive position, any of which may result in significant losses for us which could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
International, regional, and local competition rules and regulations for the shipping industry may adversely affect our business, financial condition and results of operations.
Part of our strategy is to grow our Hafnia Fleet through acquisitions and newbuilds. However, we already operate a significant chemical and product tanker fleet including through the Pools. Our Combined Fleet constituted approximately 6% of the existing global chemical and product tanker fleet in terms of deadweight tonnage based on our total deadweight tonnage as at December 31, 2023 when compared with the worldwide total clean product tanker fleet deadweight tonnage as at March 1, 2024 as further detailed in “Item 4. Information on the Company – B. Business Overview – Industry”. Any expansion involving acquisitions of all or part of other companies’ product tanker fleets or joint venture or pooling agreements will need to comply with anti-trust and competition rules and regulations in various jurisdictions in which we operate. This could require filing for clearances and approvals which may not be forthcoming, involve lengthy delays, and might result in a transaction being prohibited or permitted with conditions that may or may not be acceptable. There can therefore be no assurances that any such transactions will be approved or consummated, and this may hinder expansion plans growth opportunities or result in monetary and other penalties from regulatory authorities.
We may in the future experience difficulties in employing and retaining the personnel required to maintain and develop our business and a shortage of relevantly skilled personnel in the future may have material adverse consequences for our operations, business, and financial condition.
We require highly skilled personnel on-shore and off-shore to operate our business. There can be no assurance that we will be able to attract and retain such employees on reasonable terms in the future and our ability to attract and retain employees and management in the future may be impacted by circumstances beyond our control.
Our future development and prospects depend to a large degree on the experience, performance, and continued service of our senior management team members and key employees. We cannot guarantee that we will be able to retain the services of the current directors, senior management team members and key employees or that we will in the future be able to identify and employ suitable replacements. The loss of services of any of our directors, senior management team members or key employees and/or the failure to identify and employ suitable replacements in the future may have a material adverse effect on our business, our ability to grow our business, our performance and our financial condition.
Additionally, we may in the future experience difficulties in employing technically skilled officers on Hafnia Vessels and JV Vessels under internal technical management. Our Hafnia Vessels and JV Vessels require technically skilled officers with specialised training in operating and crewing chemical and product tankers. Certain of our customers have officers’ requirement matrices with pre-determined standards for vessel operators, including requirements for officers with respect to both service time and shipping sector experience. The demand for technically skilled officers has increased, leading to a shortage of such personnel. Uncertainties associated with COVID-19 or other epidemics or pandemics and travel restrictions may also impact the availability of technically skilled officers. A continuing or worsening deficit in the supply of technically skilled officers could impair our ability to operate and further increase the cost of crewing vessels in our Hafnia Fleet and thus, materially and adversely affect our business, financial condition and operating results. In addition, we employ staff and vessel crews in a number of countries, all of which are covered by international rules of employment. Changes are made on an ongoing basis to international and national rules of employment and this may have a material impact on or flexibility in manning our Hafnia Vessels and JV Vessels. Any such developments impacting our ability to attract and retain qualified employees and management on reasonable terms in the future may adversely affect our future performance, results of operations, cashflows and financial position.
We may have difficulty managing our planned growth, if any, properly.
We have and may continue to grow by expanding our operations and adding to our Hafnia Fleet. Any future growth will primarily depend upon a number of factors, some of which may not be within our control, including our ability to effectively identify, purchase, finance, develop and integrate any tankers or businesses. Furthermore, the number of employees that perform services for us and our current operating and financial systems may not be adequate if we expand the size of our Hafnia Fleet, and we may not be able to effectively hire more employees or adequately improve those systems. Finally, acquisitions may require additional equity issuances or debt issuances (with amortization payments), or entry into other financing arrangements which could, among other things, reduce our available cash. If any such events occur, our business, financial condition and results of operations may be adversely affected and the amount of cash available for distribution as dividends to our shareholders may be reduced.
Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our Hafnia Fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our commercial and technical managers, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

An increase in operating expenses and voyage expenses would decrease our earnings and available cash and could have a material adverse effect on our future performance, results of operations, cash flows, and financial position, and rising inflation may impact our operating expenses and voyage expenses as well as our access to financing and the market price of our common shares.
Vessel operating expenses include expenses such as crewing, provisions, deck and engine stores, insurance, certain security measures, and maintenance and repairs. Voyage expenses include expenses such as fuel (bunkers) and port and canal charges. Additionally, if vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. The size of these expenses depends on a variety of factors, including many which are beyond our control and subject to market developments, and some, primarily relating to insurance, crewing, and enhanced security measures, have been increasing on a relative basis and may increase further in the future. An increase in vessel operating expenses and/or voyage expenses may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Under bareboat charter parties, the charterer is responsible for voyage expenses and vessel operating expenses. Under time charter parties, the charterer is responsible for voyage expenses and the owner is responsible for the vessel operating expenses. As at the date of this Registration Statement, we have 25 Hafnia Vessels operating under bareboat charter-in agreements (all entered into in the course of sale and lease back financing arrangements) and the remaining Hafnia Vessels are owned directly, indirectly or through one of our joint ventures. As at December 31, 2023, we have 22 Hafnia Vessels, JV Vessels (including five newbuilds) and TC Vessels on long-term time charter-out agreements (with initial terms of six months or greater). When our Hafnia Vessels are employed in one of the Pools, the pool is responsible for voyage expenses, and we are responsible for vessel operating expenses. As at December 31, 2023, 93 out of our 105 Hafnia Vessels were employed through the Pools or on spot charters outside the Pools. When our Hafnia Vessels operate directly in the spot market on voyage charters, we are responsible for both voyage expenses and vessel operating expenses.
Many of our Hafnia Vessels and TC Vessels are employed in the spot market or in spot market-oriented pools, and therefore fuel (bunkers) is typically the largest expense affecting our operations. Changes in the price of fuel may adversely affect our profitability and our results of operations. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. While we believe that we can transfer increased costs to the customer and will experience a competitive advantage as a result of increased fuel prices due to the greater fuel efficiency of our Hafnia Fleet compared to the average global fleet, changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as, but not limited to, the ongoing war between Russia and Ukraine and the conflict between Israel and Hamas, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, and other oil and gas producers, war and unrest in oil-producing countries and regions, regional production patterns and environmental concerns.
Additionally, the entry into force of the 0.5% global sulphur cap in marine fuels used by vessels that are not equipped with sulphur oxide exhaust gas cleaning systems (“scrubbers”) or that are trading in regions where the use of scrubbers is not permitted under the MARPOL Annex VI may lead to changes in the production quantities and prices of different grades of marine fuel and introduces an additional element of uncertainty in fuel markets, which could result in additional costs and adversely affect our cash flows, earnings and results of operations. Bunkers and other fuel sources may become much more expensive in the future and we may not be able to fully recover this increased cost through our charter rates. Recently, the spread between the price of high sulphur fuel and low sulphur fuel has widened and if this widening continues, the economic viability of our older Hafnia Vessels may be reduced and the useful lives of the vessels in our Combined Fleet may be reduced. Moreover, if fuel prices in general become much more expensive in the future, it may adversely affect the competitiveness of our business compared to other forms of transportation and may reduce our results of operations and adversely affect our financial condition.
Recently, our operating expenses and voyage expenses have also been influenced by rising inflation as inflation has accelerated in the United States and globally due to, among other things, global supply chain issues, the ongoing war and conflicts between Ukraine and Russia and between Israel and Hamas, rising energy prices, and strong consumer demands. An inflationary environment can increase our expenses, including the cost of labour, vessel operating expenses and voyage expenses, which may have a material adverse impact on our financial results. Inflation has had an impact on our operating results and continued prolonged periods of inflationary pressure could have a negative macroeconomic effect on the demand for tankers worldwide, which may adversely affect our business, financial condition and results of operations. Additionally, continued inflationary pressure could negatively affect our future access to financing and could have a negative effect on the securities markets generally which may, in turn, have a material adverse effect on the market price of our common shares.
Breakdowns in our information technology, including as a result of cyberattacks, disruptions, failures, or security breaches may negatively impact our business, including our ability to service customers, and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Our ability to operate our business and service our customers is dependent on the continued operation of our information technology, or IT, systems, including our IT systems that relate to, among other things, the location, operation, maintenance and employment of the vessels in our Combined Fleet. We use our IT systems to communicate with and monitor the vessels in our Combined Fleet and the vessels in our Combined Fleet rely on our IT systems for their operations. Our IT systems may be compromised by a malicious third party, man-made or natural events, or the intentional or inadvertent actions or inactions by our employees or third-party service providers. If our IT systems experience a breakdown, including as a result of cyberattacks, disruptions, failures, or security breaches, our business information may be lost, destroyed, disclosed, misappropriated, altered or accessed without consent, and our IT systems, or those of our service providers, may be disrupted. Disruptions may be caused by natural disasters, catastrophic events, deliberate attacks, or other events outside our control, which are difficult or impossible to prevent or prepare for. Any of the foregoing events or occurrences could have material adverse effect on our business.
Cybercrime attacks could cause disclosure and destruction of business databases, exposure to payment fraud, and could expose us to extortion by making business data temporarily unreadable or subject to threats of publicizing, selling or another way of exploiting the data. As cyberattacks become increasingly sophisticated, and as tools and resources become more readily available to malicious third parties, there can be no guarantee that our actions, security measures and controls designed to prevent, detect or respond to intrusion, to limit access to data, to prevent destruction or alteration of data or to limit the negative impact from such attacks, can provide absolute security against compromise.
Any breakdown in our IT systems, including breaches or other compromises of information security and data security, whether or not involving a cyberattack, and/or disruptions of our IT systems could materially and adversely affect our business and results of operations and may result in decreased performance, downtime, data loss, loss of funds, loss of suppliers or customers and may lead to lost revenues resulting from a loss in competitive advantage due to the unauthorised disclosure, alteration, destruction or use of proprietary information, including intellectual property, the failure to retain or attract customers, the disruption of critical business processes or information technology systems and the diversion of management’s attention and resources. In addition, such breakdown could result in significant remediation costs, including repairing system damage, engaging third-party experts, deploying additional personnel, training employees and compensation or incentives offered to third parties whose data has been compromised. We may also be subject to legal claims or legal proceedings, including regulatory investigations and actions, and the attendant legal fees as well as potential settlements, judgments and fines.
Moreover, cyber attacks against the Ukrainian government and other countries in the region have been reported in connection with the recent war between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact on our business.
Even without actual breaches of information security, protection against increasingly sophisticated and prevalent cyberattacks may result in significant future prevention, detection, response and management costs, or other costs, including the deployment of additional cybersecurity technologies, engaging third-party experts, deploying additional personnel and training employees. Further, as cyberthreats are continually evolving, our controls and procedures may become inadequate, and we may be required to devote additional resources to modify or enhance our systems in the future. Such expenses could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

The market values of our Hafnia Vessels and JV Vessels may fluctuate substantially potentially leading to impairment charges, losses upon the sale of a vessel or have other material adverse effects for our business, financing agreements, or financial condition.
We have a significant chemical and product tanker fleet. The value of these chemical and product tankers and the charter rates we are able to achieve for these vessels may fluctuate due to a number of different factors including, but not limited to, the prevailing level of charter rates and freight rates, general economic and market conditions affecting the international shipping industry and the oil and energy markets, types, sizes, condition, and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other owners and operators of chemical and product tankers, cost of newbuilds, applicable governmental or other regulations and technological advances. In addition, as vessels grow older, they generally decline in value. The fair market values of our Hafnia Vessels and JV Vessels have generally experienced high volatility. The fair market values for tankers declined significantly from historically high levels reached in 2008 and remained at relatively low levels through 2021 and significantly improved in 2022. It is uncertain and unpredictable how the above-mentioned factors will impact the value of our Hafnia Vessels and JV Vessels both in the short term and in the long term. Any fluctuations in vessel values may result in us having to record impairment charges or cause us to be unable to sell vessels at a reasonable value, either of which could have a material adverse effect on our business, financial condition and results of operations.
The sale price of our Hafnia Vessels may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognised, ultimately leading to a reduction in earnings. Furthermore, if vessel values fall significantly, this could indicate a decrease in the recoverable amount for the vessel which may result in an impairment adjustment in our financial statements, which could adversely affect our financial results and condition. Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.
We evaluate the carrying amounts of our Hafnia Vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.
In accordance with IFRS, we evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel/CGU (cash generating unit), the vessel is deemed impaired. The carrying values of our Hafnia Vessels may not represent their fair market value at any point in time because the new market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. We did not record an impairment charge for the years ended December 31, 2023, 2022 and 2021. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Our Fleet – Illustrative comparison of excess of carrying value” for information on the carrying value of our vessels. We recorded an aggregate gain/(loss) of $56.09 million, $25.48 million and $(4.94) million as a result of the disposal of assets for the years ended December 31, 2023, 2022 and 2021 respectively. See Notes 2 and 9 of our Consolidated Financial Statements included in Item 17 of this Registration Statement.
We cannot assure you that we will not recognise impairment losses in future years. Any impairment charges incurred as a result of further declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our securities.
Additionally, if the fair market values of our Hafnia Vessels decline, it could restrict the amount of funds we can borrow or we may not be in compliance with certain financial covenants contained in our current or future credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt, obtain additional financing or make distributions to our shareholders and our subsidiaries may not be able to make distributions to us. The prepayment of certain credit facilities may be necessary to cause us to maintain compliance with certain covenants if the value of the vessels fall below certain levels. If we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our Hafnia Vessels. Additionally, a drop in the fair market value of our Hafnia Vessels has an impact on how much we will pay out under our dividend policy. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” for additional information on our dividend policy.
From time to time, we make investments in companies and/or projects in the shipping industry and companies and/or projects not in the shipping industry. We cannot assure you that we will make a return on these investments and the underlying projects may be delayed or may fail entirely.
From time to time, we have in the past and may in the future make investments in companies within the shipping industry or companies not in the shipping industry. Generally, we will make investments in companies we think could benefit our core business in the short, medium and/or long term or which may develop our core business in the medium and/or long term. There can be no assurances that we will make a return on such investments.
Many of the investments we have made are in companies with an underlying project, e.g., the development of a product, service and/or production facility. These underlying projects may be delayed or may fail entirely.
Where we have made such investments, we are not the sole investors and the companies in which we have invested may be controlled by other persons or companies with whom we are not affiliated. We are subject to counterparty risks in relation to these investments and we may lose some or all of our investments if our counterparties in these alternative investments do not have the same plans as us.
Increased levels of competition in the chemical and product tanker industry could adversely affect our business.
Competition for the transportation of oil products depends on the price, location, size, age, condition and acceptability of the vessel and its operators to the customer. Our industry relationships are of great importance to our business, and we have close relations with the participants in the Pools and with our customers of which the majority are the international oil companies and national oil companies. We expend significant resources on maintaining and developing such relations. We experience substantial competition for providing transportation services from several companies (both shipowners and operators) and expect further competition in the future. Our existing and potential competitors may have or acquire significantly greater financial resources and larger owned and/or operated fleets and may therefore be able to offer a more competitive service and better charter rates than us. Accordingly, new competition in the industry could have a material adverse effect on our business, financial condition, and operating results.
Our market share may decrease in the future. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than us.
We will be required to make substantial additional capital expenditures in order to maintain the quality and operating capacity of our Hafnia Vessels, to acquire new vessels to replace our existing vessels before or at the end of their useful lives and in the event that we should decide to expand the number of vessels in our Hafnia Fleet and if we do not set aside funds or are unable to borrow or raise funds in the future or if we are unable to correctly time our capital expenditures, it may adversely affect our revenue, business, results of operations, financial condition and available cash.
Our Hafnia Vessels require substantial capital expenditures to maintain and modernise quality and operating conditions over the long term. The industry standard maintenance capital expenditures include expenses associated with drydocking a vessel or modifying an existing vessel (if such expenditures are incurred to maintain or increase the operating capacity of the vessels). A vessel must be maintained throughout its life and must be drydocked no less than every five years and under certain circumstances more often and may additionally be required to be drydocked for unexpected repairs. Any unexpected drydocks would negatively affect our vessel utilization and increase our operating costs. The cost of drydocking a vessel depends on several factors, including the size and condition of the vessel and the location of the drydocking. We estimate the cost to drydock a vessel to be between $1 million and $3 million, excluding costs relating to modernization of the vessel such as the installation of exhaust gas cleaning systems (scrubbers) or ballast water treatment systems.
Generally, the cost of maintaining a vessel in good operating condition increases with the age of the vessel and as our Hafnia Fleet ages, we will also incur increased operating costs and capital expenditures to keep our older Hafnia Vessels and JV Vessels desirable to customers. We cannot assure you that, as our Hafnia Vessels and JV Vessels age, market conditions will justify those expenditures or enable us to operate our Hafnia Vessels and JV Vessels profitably during the remainder of their useful lives. As our Hafnia Fleet is younger than the global average, we are less exposed to such additional maintenance and operational costs in the short term. However, in recent years we have seen an escalating number of measures that have required and will continue to require extensive capital expenditures and increased operating costs, in particular for our older Hafnia Vessels. These measures include, but are not limited to, several new regulatory requirements e.g., ballast water treatment systems and new bunker requirements relating to IMO 2020.
We may be required to effect extraordinary maintenance in addition to the ordinary maintenance of our Hafnia Vessels and JV Vessels including modernization necessary to maintain or increase the operating capacity of the vessels, and we may be required to make significant capital expenditures to modernise our Hafnia Vessels and JV Vessels and ensure their compliance with regulatory requirements. Recently, we have had significant capital expenditures relating to the installation of ballast water treatment systems and we may in the future be required to make additional capital expenditures to ensure that our Hafnia Fleet complies with regulatory requirements. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.
Increased capital expenditures and operating costs may materially and adversely affect our business and results of operations, financial condition, cash flows and ability to pay dividends.
We have in the past and may in the future continue to acquire second-hand vessels. While we inspect previously owned or second-hand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Additionally, we will generally not receive the benefit of warranties from the shipyard for the second-hand vessels that we acquire. A second-hand vessel may also have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel, including repairs to be conducted while the vessel is in drydock.
For us to be able to replace the vessels in our Hafnia Fleet upon the expiration of their remaining useful lives, we will have to make significant additional capital expenditures. Our cash flows and revenue are dependent on the income earned by the chartering of the vessels in our Hafnia Fleet and if we do not set aside funds or are unable to borrow or raise funds, including through equity issuances, for vessel replacement, we will be unable to replace the vessels in our Hafnia Fleet upon the expiration of their remaining useful lives. If we are unable to replace the vessels in our Hafnia Fleet at the end of their useful lives, our business, results of operations, financial condition, and available cash per share would be adversely affected. Any funds set aside for vessel replacement will reduce available cash.
Our business strategy is based in part upon the expansion of our Hafnia Fleet through the acquisition of additional vessels, either through purchasing vessels in the second-hand market or by contracting newbuilds. Additionally, we may seek to strategically divest vessels to renew our Hafnia Fleet or to otherwise support our business strategy and our business. Our business is greatly influenced by the timing of investments and/or divestments and contracting of newbuilds. If we are unable to identify the optimal timing of such investments, divestments or contracting of newbuilds in relation to the shipping value cycle, it could adversely affect our business, results of operations, financial condition, and future performance. Additionally, if we contract for the acquisition of newbuilds or second-hand vessels and we are unable to fulfil our obligations under any memorandum of agreement or shipbuilding contracts for any current or future vessel acquisitions, the sellers of such vessels may be permitted to terminate such contracts and we may forfeit all or a portion of the down payments we have already made under such contracts, and we may be sued for, among other things, any outstanding balances we are obligated to pay and other damages.
The market prices of second-hand vessels fluctuate due to several factors, including changes in charter rates and the cost of newbuild vessels, and if we sell any Hafnia Vessels we have acquired as newbuilds or second-hand vessels, the sales prices may not equal and could be less than their carrying values at that time.
If we do not generate or reserve enough cash from operations to pay for our capital expenditures such as for the maintenance and modernization of vessels, replacement of vessels at the end of their useful lives and acquisition of vessels in the event we decide to expand our Hafnia Fleet, we may need to incur additional indebtedness or enter into alternative financing arrangements, which may be on terms that are unfavourable to us. If we are unable to fund our obligations or to secure financing, it would have a material adverse effect on our results of operations, competitive position, future performance, results of operations, cash flows and financial position.
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations, financial condition, and cash flows.
We have entered into, and may enter into in the future, various contracts that are material to the operation of our business, including, without limitation, charter and pooling agreements relating to the employment of the vessels in our Combined Fleet, newbuild contracts, debt and lease financing facilities, technical management agreements, joint venture agreements, and other agreements. Such agreements subject us to counterparty risks.
The ability and willingness of each of our counterparties to perform its obligations under its contracts with us will depend on a number of factors that are beyond our control and may include, among other things, general economic or political conditions, the condition of the maritime and offshore industries, and the overall financial condition of the counterparty. Although we assess the creditworthiness of our counterparties, a prolonged period of difficult industry conditions could lead to changes in a counterparty’s liquidity and increase our exposure to credit risks and bad debts. Should a counterparty fail to honour its obligations under any such contract or attempt to renegotiate our agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends to holders of our common shares in the amounts anticipated or at all and our compliance with covenants in our secured loan agreements.
With respect to our joint venture arrangements and our investment in start-up companies and other companies in which we do not have a controlling interest, we are dependent on our joint venture partners’ and co-investors’ ability and willingness to comply with shareholder agreements and other agreements regarding the governance of our joint ventures and the companies in which we have invested. Should a counterparty fail to honour its obligations, it may have a material adverse effect on our business, financial condition, reputation, results of operation and cash flows.
With respect to our charter arrangements, in depressed market conditions, our charterers may no longer need a vessel that is then under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Furthermore, it is possible that parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, the resulting sanctions or the conflict between Israel and Hamas and the ensuing disruptions to shipping in the Red Sea. Additionally, there is a risk that our charterers cannot pay us in accordance with our agreement. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for the vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends on our common shares and interest on our debt securities and comply with covenants in our credit facilities.
In our operation as pool manager of third-party vessels, we are exposed to the risk of claims from customers or other parties in respect of Pool Vessels. These risks are mitigated by a number of measures, including but not limited to, certain indemnities in our pool agreements. Should our counterparties under the pool agreements fail to honour their obligations or should they become insolvent, we may be liable for the claims relating to the Pool Vessels. Such claim could have a material adverse effect on our business, financial condition, results of operation and cash flows.
As at December 31, 2023, 59 of our 117 Hafnia Vessels and JV Vessels are under technical management with third-party technical managing companies. Technical managers are generally responsible for crewing, maintenance and repair services for the vessels they technically manage and their ability to render the agreed services may be dependent in part on their financial strength. As described above, the financial condition of our counterparties may be impacted due to circumstances outside our control. Because our third-party technical managers are privately held companies, we might have little advance warning of financial or other problems affecting them and if they are unable to provide the technical management services we have contracted for, we may have delays in operating our Hafnia Vessels and JV

Vessels. The failure of these technical managers to perform their obligations could have a material adverse effect on our business, financial condition, cash flows and results of operations. Although we may have rights against our third-party managers if they default on their obligations to us, we will receive the benefit of that recourse only to the extent that we can recover funds from them.
Additionally, we are dependent upon our relationships with local shipping agents as well as port and terminal operators and other third parties operating in the ports where our customers ship and unload their products. We believe that these relationships will remain critical to our success in the future and a loss of any of these relationships could materially and negatively affect our business and our operations, including our ability to retain and service our customers. We are not certain that we can maintain and expand our existing relationships with local shipping agents, port, and terminal operators and other third parties operating in ports where our customers ship and unload their products or that we will be able to enter into new relationships on commercially reasonable terms, or at all. If we cannot maintain our relationships with these parties or cannot establish new relationships, we may lose customers or experience delays or slowdowns in the ports in which we operate which could result in a loss of revenue or inability to execute our contracts in a timely manner and could have a material adverse effect on our business, financial condition, cash flows and results of operations.
Insurance may be difficult to obtain, and if obtained, may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the tanker industry.
Inherent in the operation of any ocean-going vessel is a potential risk of major losses and liabilities, including, but not limited to, death or injury to persons, property damage, loss of property, environmental damage, and pollution risk stemming from the transportation of oil cargo by sea and use of hydrocarbon fuel to power vessels, business interruptions due to political unrest, hostilities, labour strikes and boycotts. Various casualties, accidents and other incidents, including an oil spill or emission of other environmentally hazardous agents from a vessel, may occur in the course of the operation of the vessels in our Combined Fleet and may be caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. Any of such events could result in significant financial losses and liabilities for us. An accident involving any of the vessels in our Combined Fleet could result in death or injury to persons, loss of property, environmental damage, delays in delivery of cargo, loss of revenue from termination of contracts or unavailability of vessels, fines or penalties, higher insurance rates, litigation and damage to our reputation and customer relationships.
We carry insurance to protect us against the majority of the accident-related risks involved in the conduct of our business, including ‘hull and machinery’ insurance and ‘protection and indemnity’ insurance. However, incidents may occur where we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain actions, such as failing to maintain certification of the vessels in our Hafnia Fleet with applicable maritime regulatory organizations. Furthermore, insurance costs may increase as a consequence of unforeseen incidents or other events beyond our control. In addition, in the future, particularly in adverse market conditions, it may not be possible to procure adequate insurance coverage or only on commercially unacceptable terms. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows, financial condition, future performance, and our available cash. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.
Changes in the insurance markets attributable to terrorist attacks or other significant events, such as war, may also make certain types of insurance more difficult for us to obtain due to increased premiums or may lead to insurers only offering reduced or restricted coverage for losses caused by certain acts generally.
Because we obtain some of our insurance through protection and indemnity associations, which result in significant expenses to us, we may be required to make additional premium payments.
We may be subject to increased premium payments, or calls, in amounts based on our claim records, the claim records of our managers, as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, available cash and ability to pay dividends.
Failure to comply with the U.S. Foreign Corrupt Practices Act, the United Kingdom Bribery Act 2010, the Bermuda Bribery Act 2016, the Singapore Prevention of Corruption Act 1960 or other applicable anti-bribery regulations, anti-corruption regulations, anti-money laundering regulations or any other laws affecting our operations could result in fines, criminal penalties or contract terminations and could have an adverse effect on our business, reputation, and financial condition.
We transport oil products and chemicals across a wide variety of national jurisdictions. This entails a risk of business interruptions that may result from political circumstances or inadequacies in the legal systems and law enforcement mechanisms in certain countries in which we operate. Certain countries and international bodies also impose laws and regulations with extra-territorial application (such as sanctions and bribery and corruption legislation), which may further increase the risk of business interruptions and reputational damage resulting from our cross-border activities. In a worst-case scenario, our ability to trade with certain countries, including entities and individuals linked to such countries, may be severely restricted. Although we monitor our own operations and the global political situation closely and have adopted strict anti-bribery and anti-corruption policies as well as procedures to ensure diligence in counterparty onboarding, including observance of relevant anti-money laundering and anti-tax evasion laws and regulations, the political circumstances or inadequacies of the legal systems and law enforcement mechanisms in certain countries in which we operate may have a material negative impact on our reputation, revenue, cash flows and financial condition.
Our operations are subject to anti-corruption and anti-bribery laws, including the United Kingdom Bribery Act 2010 (“U.K. Bribery Act”), the U.S. Foreign Corrupt Practices Act (“FCPA”), as amended, the Bermuda Bribery Act 2016 (“Bermuda Bribery Act”), and the Singapore Prevention of Corruption Act 1960 (“PCA”). We may also be subject to other anti-corruption and anti-bribery regulations that apply in countries where we do business and additionally we may be required to comply with anti-corruption and anti-bribery regulations under our contractual arrangements, particularly financing agreements. We as well as our customers, suppliers and commercial partners operate in a number of jurisdictions where there is a risk of potential violations of the anti-corruption and anti-bribery laws and regulations and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the U.K. Bribery Act, Bermuda Bribery Act, FCPA, PCA, or other anti-corruption and anti-bribery regulation.
In addition to anti-corruption and anti-bribery laws and regulations, we are also subject to other laws and regulations governing our international operations, including, but not limited to, regulations administered by the governments of the United Kingdom and the United States and authorities in the European Union, such as applicable anti-money laundering and anti-tax evasion laws and regulations, export controls, economic sanctions, customs requirements, anti-boycott requirements, and currency exchange regulations (collectively, “Trade Control Laws”). We cannot predict the nature, scope, or effect of future regulatory requirements to which our operations may be subject or the manner in which existing anti-corruption and anti-bribery laws and regulations and other Trade Control Laws may be administered or interpreted.
While we maintain policies and procedures reasonably designed to ensure compliance with applicable anti-corruption and anti-bribery laws and regulations and any other Trade Control Laws, such as Enhanced Corporate Due Diligence and KYC procedures for counterparty onboarding, recurrent screening and including relevant provisions in relevant contracts, there can be no assurance that we will be completely effective in ensuring our compliance with all applicable laws, rules, and regulations, particularly as the scope of certain anti-corruption, anti-bribery and other Trade Control Laws may be unclear and may be subject to changing interpretations. The risk is particularly prominent to the CTI group of companies, as no assurance can be given that the CTI group of companies had sufficient policies and procedures in place to address this risk prior to completion of the CTI Transaction.
We may be required to document our compliance with applicable anti-corruption and anti-bribery laws and regulations and other Trade Control Laws in the future, including in connection with future transactions or financing arrangements, if any. Failures or delays in documenting our compliance, even if we are in compliance, could adversely affect our business, results of operations, financial condition, future performance, access to financing, liquidity and reputation.

If we fail to comply with anti-corruption and anti-bribery laws and regulations and other Trade Control Laws, we may become subject to civil or criminal penalties, disgorgement and other sanctions, remedial measures, and legal expenses, and we may be in breach of material agreements, including financing agreements. Any failure to comply with these laws and regulations, or any actual or alleged violations, or any investigations of potential violations, could adversely affect our business, results of operations, financial condition, future performance, access to financing, liquidity and reputation. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
If we are unable to operate our financial and operations systems effectively, our performance may be affected.
Our current financial and operating systems may not be adequate as we from time to time expand the size of our Hafnia Fleet, and our attempts to improve those systems may be ineffective. If our current financial and operating systems infrastructure is unable to manage the additional volume of our operations as our business grows, our operating efficiency could decline. If we fail to hire and retain qualified personnel to implement, protect and maintain our financial and operating systems or if we fail to upgrade our systems to meet our customers’ demands we may experience a disruption in operations and damage to our reputation, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.
In addition, as we expand our Hafnia Fleet, we or our third-party technical managers may have to recruit suitable additional seafarers offshore-based administrative and management personnel. We cannot assure you that we or our third-party technical managers will be able to continue to hire suitable employees as we expand our Hafnia Fleet.
Our failure to comply with data privacy laws could damage our customer relationships and expose us to litigation.
Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data privacy practices. Complying with these various laws is difficult and could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.
For example, in Singapore, the Personal Data Protection Act 2012 of Singapore (“PDPA”) generally requires organizations to provide notification and obtain consents prior to collection, use or disclosure of personal data, and to provide individuals with the right to access and correct their own personal data. Personal data refers to data, whether true or not, about an individual who can be identified from that data or other accessible information. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Personal Data Protection Commission and where applicable, the relevant individuals if the data breach is (or is likely to be) of a significant scale or resulting in (or is likely to result in) significant harm to individuals. Other obligations include accountability, protection, retention, and requirements around the overseas transfers of personal data.
In Europe, the European Union adopted the General Data Privacy Regulation (“GDPR”), a comprehensive legal framework to govern data collection, use and sharing and related consumer privacy rights, which took effect in May 2018. The GDPR includes significant penalties for noncompliance, including fines up to the higher of 20 million Euros and/or 4% of global annual revenue. European regulators have issued numerous fines pursuant to the GDPR. In the United Kingdom, Brexit has created uncertainty with regard to the regulation of data protection. In particular, while the Data Protection Act of 2018, which implements and complements the GDPR, is now effective in the United Kingdom, the relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how U.K. data protection laws and regulations will develop in the medium to longer term, including how data transfers to and from the United Kingdom will be regulated in the long term. Any changes to these laws may require us to modify our data processing practices and policies and to incur substantial costs and expenses to comply. Within the last five years, we have experienced one data breach which we have reported to the Danish Data Protection Authority. We have not experienced any consequences as a result of the breach. We may in the future experience data breaches which may have an adverse impact on our operations, business, results of operations and reputation.

An additional area of regulatory complexity concerns the restrictions on transfers of personal data from certain countries to others. For example, in July 2020 the Court of Justice of the European Union invalidated the EU-U.S. and Swiss-U.S. Privacy Shield Frameworks, calling into question data transfers carried out under the European Commission’s Standard Contractual Clauses, which has created challenges for our transfer of personal data from the EEA, EU, and/or Switzerland to Singapore and other countries with “inadequate data protection.” On July 10, 2023, the European Commission adopted an adequacy decision for the EU-U.S. Data Privacy Framework allowing personal data to flow freely from the European Union to companies in the United States that participate in the Data Privacy Framework, i.e., certain U.S. companies who have certified their participation in the EU-U.S. Data Privacy Framework by committing to comply with a detailed set of privacy obligations. The recent EU-U.S. adequacy decision may be subject to challenge in the future. Any transfers by us or our vendors of personal data are subject to potential regulatory scrutiny and may increase our exposure under the GDPR and similar laws which contain cross-border personal data transfer heightened requirements and restrictions. Any changes in the GDPR or other data privacy regulations may lead to us having to incur additional costs which could have an adverse effect on our business, financial condition, and results of operations.
In addition to government activity, privacy advocacy and other industry groups have established and may continue to establish new self-regulatory standards that may place additional burdens on us. Our failure to adhere to or successfully implement processes in response to changing regulatory and self-regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition, and results of operations.
Due to our lack of diversification, adverse developments in the sector for maritime transportation of oil products and chemicals could adversely affect our business.
We rely to a great extent on revenue generated from our Hafnia Vessels and TC Vessels that operate in the maritime transportation business of oil, oil products and light chemicals. Our lack of diversification makes us vulnerable to adverse developments in the international oil and oil product shipping industry, which would have a significantly greater impact on our business, financial condition and operating results than it would if we maintained a more diverse business. An expansion in renewable energy capacity could for instance impact the maritime transportation business of oil and oil products both on a local and global level, and thus materially affect our business.
We are to a certain extent dependent on the continuation of the Pools and termination or a withdrawal of a majority of the pool participants may adversely affect our business.
Many of our Hafnia Vessels and TC Vessels participate in the Pools, which are described in “Item 4. Information on the Company – B. Business Overview – The Pools.” Participation in the Pools enhances the financial performance of our Hafnia Vessels and TC Vessels as a result of the higher vessel utilization. Under the Pool Agreements (defined below), the earnings allocated to pool vessels are aggregated and divided based on a weighted scale that recognises each vessel’s earnings capacity. The termination of a Pool or the withdrawal of a majority of the participants could adversely affect our ability to commercially market our Combined Fleet and result in a material loss of revenue due to a decline in pool-management fees and commissions earned.
Risks Related to Our Company, Organization, and Structure
We depend on our subsidiaries to distribute funds to us.
We are a holding company and our subsidiaries (wholly-owned and partially-owned directly or indirectly by us) conduct our operations and hold our operating assets. Our ability to satisfy our financial obligations and pay dividends to our shareholders depends on the ability of our subsidiaries to generate profits available for distribution to us and if our subsidiaries are not able to generate profits, we may be unable to pay our creditors or pay dividends to our shareholders.
We derive a significant portion of our revenue from our top five customers, and the loss or default of any such customers could result in a significant loss of revenue and adversely affect our business.
We have a high customer concentration, where our top five customers represent a significant percentage of our revenue. For the year ended December 31, 2023, revenue from our top five customers (by group) represented 32.6% of our total revenue. One of our customers (by group) represented 10% or more of our revenues for the year ended December 31, 2023. No individual legal entity represented 10% or more of our revenues for the year ended December 31, 2023. Consequently, if we lose one of our top five customers or any of them fails to pay for its services due to the increasing financial pressure on these customers or otherwise, our revenue could be adversely affected. The loss of a significant customer, or a decline in freight rates under our charter agreements with significant customers or any other difficulties in our relationships with these charterers could affect our revenue and cash flow and could have a material adverse effect on our business, cash flows, financial condition and results of operations.
We have a limited operating history following the completion of the CTI Transaction.
Hafnia was created in early 2019 by way of a merger between former BW Tankers Limited (“BW Tankers”) and former Hafnia Tankers Limited (“Hafnia Tankers”). On January 27, 2022, we acquired the CTI Fleet through the acquisition of the Chemical Tankers Inc. group of companies and significantly expanded our operations. Our history and development as well as our acquisition of the CTI Fleet is further described in “Item 4. Information on the Company – A. History and Development of the Company.”
As a consequence of the recency of the completion of the CTI Transaction, we have a limited operating history following the CTI Transaction. Our lack of operating history as a combined group makes it difficult to assess the historical performance and outlook for future revenues and other operating results across the different segments in which we operate. See “Item 5. Operating and Financial Review and Prospects” for more information about historical financial information included in this Registration Statement. The financial information included in this Registration Statement does not necessarily reflect the actual results of operations, financial position and cash flows that we may have had if we had been a combined group during the periods presented. Similarly, our historical financial information may not be indicative of our future results of operations and future financial position.
Our major shareholder, currently BW Group Limited, may have interests that are different from our interests and the interests of our other shareholders.
Certain of our major shareholders may have interests that are different from, or are in addition to, our interests and/or the interests of our other shareholders. BW Group Limited (“BW Group”), a company owned by corporate interests associated with the Sohmen family, is currently a major shareholder holding just under 50% of the shares in Hafnia Limited as further described in “Item 7. Major Common Shareholders and Related Party Transactions – A. Major Common Shareholders.” Certain members of our Board of Directors and certain members of our board committees are associated with BW Group, employed by BW Group and/or hold positions on the board of directors or board committees of other companies in which BW Group has a significant ownership interest.
As long as certain shareholders continue to own a significant percentage of our common shares, they will be able to significantly influence the composition of our Board of Directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, they will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as such shareholders continue to own a significant percentage of our common shares, they may be able to cause or prevent a change of control of our company or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive investors of an opportunity to receive a premium for their common shares as part of a sale of our company and ultimately might affect the market price of our common shares. Such shareholders and their affiliates engage in a broad spectrum of activities, including in the shipping industry. In the ordinary course of their business activities, they may engage in activities where their interests’ conflict with our interests or those of our other shareholders. For example, they may compete with us and pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, they may have an interest in our pursuing acquisitions, divestitures, and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to us and our shareholders. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favourable to us than terms that would be obtained in arm’s-length negotiations with unaffiliated third parties.
As at the date of this Registration Statement, none of our shareholders (individually or as a group) own 50% or more the voting power for the election of our directors. Therefore, we do not qualify as a “controlled company” under the NYSE Listing Standards and are not eligible to take advantage of the controlled company exemption to opt out of certain corporate governance requirements.
We are incorporated in Bermuda and the rights of our shareholders may differ from the rights and protections typically offered to shareholders of a U.S. corporation organised in Delaware.
We are incorporated under the laws of Bermuda. The rights of holders of our shares are governed by Bermuda law, including the provisions of the Bermuda Companies Act and by our memorandum of association and bye-laws. These rights may differ in certain respects from the rights of shareholders in typical U.S. corporations organised in Delaware. The principal differences are set forth in “Item 10. Additional Information – A. Share Capital” and “Item 10. Additional Information – B. Memorandum of Association and Bye-laws.”
We have anti-takeover provisions in our Bye-laws that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders and may prevent replacement or removal of the members of our Board of Directors.
The Bye-laws of Hafnia Limited (our or the “Bye-laws”) contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions provide for:
•	restrictions, with certain exceptions, on business transactions with “interested shareholders” for a period of three years from the date a shareholder qualifies as an interested shareholder;
•	restrictions on the time period in which directors may be nominated;
•
an affirmative vote of 75% of our voting shares for certain “business combination” transactions, including certain mergers and amalgamations if such “business combination” or merger or amalgamation has not been approved by our Board of Directors; and

•	an exclusive jurisdiction clause.
These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by a number of shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares. In addition, these provisions may adversely affect the market price of shares or inhibit fluctuations in the market price of our shares that could otherwise result from actual or rumoured takeover attempts.
It may be difficult to serve process on or enforce a U.S. judgment against us, our officers, our directors and the experts named in this Registration Statement because we are a foreign corporation incorporated in Bermuda and, following the Redomiciliation, will be a foreign corporation incorporated in Singapore.
We are currently an exempted company incorporated in Bermuda and, following the Redomiciliation, we will be a corporation incorporated in Singapore. As a result, the rights of holders of our common shares will be governed by Bermuda law and the Memorandum of Association of Hafnia Limited (the “Memorandum of Association”) and Bye-laws and following the Redomiciliation will be governed by Singapore law and our new Constitution. The rights of shareholders under Bermuda law and from the Redomiciliation under Singapore law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Our directors and officers and certain of the experts named in this Registration Statement are located outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers, and experts are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or any of these persons or to enforce in the U.S. judgments obtained in the U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.
The United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction’s public policy. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries other than the United States.

The United States and Singapore do not currently have a treaty providing for the recognition and enforcement of judgments other than arbitration awards, in civil and commercial matters. The enforceability of any judgment of a U.S. federal or state court in Singapore will therefore depend on the laws and any treaties in effect at the time, including conflicts of laws principles (such as those bearing on the question of whether a Singapore court would recognise the basis on which a U.S. court had purported to exercise jurisdiction over a defendant). Additionally, it is not certain that the courts of Singapore or of the non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws or other U.S. laws. In addition, awards for punitive damages in actions brought in the United States or elsewhere may be unenforceable in Singapore. In respect of civil liability provisions of the United States federal and state securities laws that permit punitive damages against us and our directors or executive officers, the Singapore courts generally do not recognise or enforce such judgments to the extent that they are punitive or penal.
The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.
We are incorporated under the laws of Bermuda and upon the completion of our Redomiciliation we will become a Singapore incorporated company. The vessels in our Hafnia Fleet are registered and flagged in various jurisdictions and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States would likely apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. However, there can be no assurance that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognise a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.
Our Bye-laws contain an exclusive jurisdiction provision applicable to certain types of actions and after the Redomiciliation, if approved by our shareholders, our Constitution will contain an exclusive jurisdiction provision applicable to certain types of actions. These exclusive jurisdiction provisions could limit the ability of our shareholders to obtain a favourable judicial forum for disputes against us or our directors or officers.
Our Bye-laws contain an exclusive jurisdiction provision which designates the Supreme Court of Bermuda as the exclusive forum for any disputes arising concerning the Bermuda Companies Act and/or the Bye-laws, including any question regarding the existence and scope of any Bye-law and/or whether there has been a breach of the Bermuda Companies Act or the Bye-laws by an officer or director (whether or not such claim is brought in the name of a shareholder or in the name of the Company). The exclusive jurisdiction provision further provides that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act.
After the Redomiciliation, if approved by our shareholders, our Constitution will contain an exclusive jurisdiction provision which will designate the courts of Singapore as the exclusive forum for any disputes arising concerning the Singapore Companies Act and/or the Constitution, including any question regarding the existence and scope of any regulation in the Constitution and/or whether there has been a breach of the Singapore Companies Act or the Constitution by an officer or director (whether or not such claim is brought in the name of a shareholder or in the name of the Company). The exclusive jurisdiction provision will further provide that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act.
We believe that the exclusive jurisdiction provision in our Bye-laws or, if the Redomiciliation is approved, in our Constitution, as applicable, benefits us by providing increased consistency in the application the Securities Act and Exchange Act in the United States federal court and increased consistency in the application of Bermuda law or Singapore law, as applicable, for the specified types of actions and proceedings. However, the exclusive jurisdiction provision may have the effect of limiting the ability of shareholders to obtain a favourable judicial forum for disputes against us or our directors or officers and may limit or discourage our shareholders from being able to bring a legal claim against us due to geographic limitations.

The enforceability of exclusive jurisdiction provisions in other companies’ certificates of incorporation and bye-laws has been challenged in legal proceedings. There is a risk that a court could find the exclusive jurisdiction provision in our bye-laws (or our Constitution, as applicable) to be inapplicable or unenforceable in connection with an action. If mandatory laws or other regulations designate the forum for certain causes of action, there is a high likelihood that such designated applicable forum will not be set aside because of the exclusive jurisdiction provision in our Bye-laws or Constitution, as applicable. If the exclusive jurisdiction provision in our Bye-laws or Constitution, as applicable, is set aside, we may incur additional costs associated with resolving such action in other jurisdictions than the jurisdictions set out in the exclusive jurisdiction provision, which could adversely affect our business, financial condition and results of operation.
Our Bye-laws restrict shareholders from bringing legal action against our officers and directors.
Our Bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.
Risks Related to Our Indebtedness
Our future capital needs are uncertain and we may need to raise additional funds in the future.
We may face liquidity issues if poor market conditions in the chemical and product tanker market return for a prolonged period. Additionally, we may in the future need to raise additional capital to maintain, replace and expand the operating capacity of our Hafnia Fleet, meet certain emissions requirements imposed by regulators with jurisdiction over our operations, and to fund our operations. Our need for funding in the future will depend on a number of factors, several of which are not under our control, including, but not limited to: the cost and timing of vessel acquisitions, the cost of retrofitting or modifying existing vessels as a result of technological developments in vessel design and vessel equipment, changes in applicable environmental regulations or other regulations and requirements, customer requirements or otherwise.
In order to fund future capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to borrow money and access the capital markets through future offerings may be limited by a number of factors, including, but not limited to:
•	our financial performance;
•	our credit rating;
•	the liquidity of the overall capital markets;
•	Singapore, United States, Norwegian, and global economies;
•	general economic conditions and other contingencies and uncertainties beyond our control; and
•	the state of the chemical and product tanker market.
We cannot assure you that we in the future will be able to obtain additional funds on acceptable terms or that we will be able to obtain additional funds at all. If we raise additional funds by issuance of equity or equity-linked securities, our shareholders may experience dilution or reduced distributions. Any additional debt or equity financing that we obtain may contain terms such as restrictive covenants, including terms that are more restrictive than the terms included in our existing credit facilities. Additionally, the cost of our debt may in the future increase due to rising interest rates.
The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Additionally, we may experience decreased access to lenders and financiers if they decide to withdraw from the tanker industry.
If we cannot obtain the funds for necessary future capital expenditures or such funds are only available to us at a higher than anticipated cost, we may be unable to meet our obligations as they come due, it could limit our ability to continue to operate some or all of the vessels in our Hafnia Fleet, it could cause us to impair the value of our Hafnia Vessels, limit our ability to continue with our expansion plans, if any, and otherwise hinder us from taking advantage of business opportunities as they arise. These factors, or any of them, could have a material adverse effect on our business, financial condition, cash flows and results of operations. Even if we can obtain funds in the future, the terms of such financing agreements may limit our ability to pay dividends. Additionally, our inability to obtain additional funds on acceptable terms or at all may cause the price of our common shares to decline.
Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose the vessels in our Hafnia Fleet.
Our main financing arrangements are mostly (i) secured fleet financing, and to a lesser extent (ii) financing leases (sale and lease-back arrangements), working capital, and unsecured credit facilities. As at December 31, 2023, we had interest-bearing debt, which includes mortgage debt, bank loans and liabilities regarding lease liabilities (sale and lease-back arrangements accounted for as financing transactions) net of amortised bank fees of $1,292.4 million and cash and cash equivalents (excluding cash retained in the commercial pools and restricted cash) of $141.6 million. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources” for more information on our current debt. We may incur additional indebtedness in the future. Our level of debt from time to time could have important consequences for us, including, but not limited to:
•	our ability to obtain additional financing for working capital, capital expenditures, vessel acquisitions or other purposes may be impaired or such financing may be unavailable on favourable terms;
•	our costs of borrowing could increase as we become more leveraged;
•
we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, general corporate activities, future business opportunities, and dividends to our shareholders;

•
future creditors may subject us to limitations on our business and future financing activities as well as certain financial and operational covenants and such restrictions may prevent us from taking actions that otherwise might be deemed to be in the best interests of us and our shareholders;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures, a downturn in our business or the economy in general; and
•
our debt level may limit our flexibility in responding to changing business and economic conditions in our business and the industry where we operate or detract from our ability to successfully withstand a downturn in our business or the economy in general.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions as well as financial, business, regulatory, competitive, technical, and other factors, some of which are beyond our control. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take action, such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, without the consent of our existing lenders, or at all.
Additionally, a default under any indebtedness or other financial agreement by a subsidiary may constitute an event of default under borrowing arrangements pursuant to cross-default provisions. Our inability to service and repay our debt upon maturity could have a material adverse effect on our future performance, results of operations and financial condition.

Our credit facilities and lease financing agreements contain restrictive and financial covenants which may limit our ability to conduct certain activities, and further, we may be unable to comply with such covenants, which could result in an event of default under the terms of such agreements.
Our credit facilities and lease financing agreements impose, and any future credit facilities and lease financing agreement may impose, certain operating and financial restrictions on us. These restrictions may limit our ability, or the ability of our subsidiaries party thereto, to, among other things:
•	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facilities or if there is another default under our credit facilities;
•	incur additional indebtedness, including the issuance of guarantees;
•	create liens on our assets;
•	change the flag, class or management of our Hafnia Vessels or JV Vessels (as applicable) or terminate or materially amend the management agreement relating to each vessel;
•	sell our Hafnia Vessels or JV Vessels (as applicable);
•	merge or consolidate with, or transfer all or substantially all our assets to, another person;
•	increase or reduce capital;
•	be subject to a change of control; or
•	enter into a new line of business.
Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends to our shareholders if we determine to do so in the future, finance our future operations or capital requirements, make acquisitions, or pursue business opportunities.
In addition, the terms and conditions of certain of our borrowings require us to maintain specified financial ratios and satisfy financial covenants, including (i) ratios and covenants based on the market value of our Hafnia Vessels, (ii) specified levels of cash and cash equivalents and available credit lines, (iii) specified minimum amount of equity, (iv) specified levels of collateral coverage, and (v) specific maximum ratios of net debt to total assets or total capitalization. Should our charter rates or vessel values materially decline in the future, we may seek to obtain waivers or amendments from our lenders with respect to such financial ratios and covenants, or we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so or amend these requirements.
A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit facilities would prevent us from borrowing additional money under our credit facilities or lease financing arrangements and could result in an event of default under our credit facilities which could materially adversely affect our business, financial condition, and results of operations. If an event of default occurs under our credit facilities or lease financing arrangements, the counterparties could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets. Moreover, in connection with any waivers or amendments to our credit facilities or lease financing arrangements that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities or lease financing arrangements. These restrictions may further restrict our ability to, among other things, pay dividends, repurchase our common shares, make capital expenditures, or incur additional indebtedness.
Furthermore, our debt and lease financing agreements contain cross-default provisions that may be triggered if we default under the terms of any one of our financing agreements. In the event of default by us under one of our debt agreements, the lenders under our other debt or lease financing agreements could determine that we are in default under such other financing agreements. Such cross defaults could result in the acceleration of the maturity of such indebtedness under these agreements and the lenders thereunder may foreclose upon any collateral securing that indebtedness, including our Hafnia Vessels, even if we were to subsequently cure such default. In addition, our credit facilities and lease financing arrangements contain subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in our business. In the event of such acceleration or foreclosure, we might not have sufficient funds or other assets to satisfy all of our obligations, which would have a material adverse effect on our business, results of operations and financial condition.
The restrictions in our credit facilities and sale and lease-back agreements may prevent us from taking actions that otherwise might be deemed to be in our best interest and in the best interest of our shareholders and it may further affect our ability to operate our business going forward, particularly our ability to incur debt, make capital expenditures or otherwise take advantage of potential business opportunities as they arise.
As at the date of this Registration Statement, we were in compliance with the financial covenants contained in our credit facilities.
Change of control and mandatory repayment provisions contained in certain of our credit facilities may lead to a foreclosure of our Hafnia Fleet.
The terms of certain of our credit facilities contain provisions, pursuant to which the majority lenders may cancel the loans and require repayment of the outstanding amounts if Sohmen family interests cease to beneficially or legally hold more than 25% or more of our issued share capital.
BW Group (our major shareholder which is controlled by Sohmen family interests) is not restricted by us from selling its shares, and there can be no assurance that it will retain its holdings in us. We can give no assurance that BW Group will continue to hold a significant interest in us. Any mandatory prepayment as a result of a change of control under certain of our credit facilities could lead to the foreclosure of all or a portion of our Hafnia Fleet and could have a material adverse effect on our future performance, results of operations, cash flows and financial position and could lead to bankruptcy or other insolvency proceedings.
We may be exposed to risk in relation to our use of financial market products.
Our use of derivative instruments such as freight forward agreements (“FFA”), bunker hedging agreements, and interest rate hedging contracts, could result in losses. The FFA instruments may be used to hedge our exposure to the market by providing for the sale of a contracted charter rate on an identified route and period. From time to time, we may choose to take a long freight position via the FFA market. Similarly, we have the means of entering into bunker hedging agreements, in order to hedge the price on bunkers. Interest rate hedging contracts (including swaps, caps, and options) that are unsecured or secured by existing credit loan facilities, are entered into with the existing lenders as per the international swaps and derivatives association (“ISDA”) agreements. From time to time, we invest in FFAs, by either buying or selling FFA positions. The risks related to such FFA trading are managed through our internal authorization manual, approved by our Board of Directors, and these financial products are managed in accordance with our internal financing and risk management policies. However, if we take positions in FFAs, bunker hedging agreements or interest rate hedging contracts, and do not correctly anticipate the market movements, we could suffer losses which could negatively affect our results of operations, cash flows, and financial condition.
Risks Related to Tax
As a Bermuda exempted company incorporated under Bermuda law, our operations may be subject to economic substance requirements.
Pursuant to the Economic Substance Act 2018 (as amended) of Bermuda (the “ES Act”) that came into force on January 1, 2019, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ES Act must comply with economic substance requirements. The ES Act may require in-scope Bermuda entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service centre, intellectual property and holding entities. We and several of our Bermuda subsidiaries are carrying on relevant activities for the purposes of the ES Act and are required to comply with such economic substance requirements. Our compliance with the ES Act may result in additional costs that could adversely affect our financial condition or results of operations.
A change in tax laws in any country in which we operate, including, but not limited to, the imposition of freight taxes, or disagreements with tax authorities could adversely affect us.
Tax laws, treaties and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing laws, treaties and regulations in and between the countries in which we operate.
We have global operations with companies incorporated in different jurisdictions and operating out of Singapore, Denmark, Monaco, Dubai, Marshall Islands and the United States. Additionally, we have invested in companies in other countries and our vessels operate globally and therefore both within international waters and within the territories of a large number of different jurisdictions. Our complex and international operational structure entails that we are subject to changes in tax law, treaties or regulations, including the interpretation and enforcement thereof, in many different jurisdictions. If jurisdictions in which our vessels operate impose freight taxes applicable to our operation, our results of operation may be negatively affected.
Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties, or regulations, or in the interpretation or enforcement thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level such as the Base Erosion and Profit Shifting Project. Additionally, there is a risk that our understanding of applicable tax laws was incorrect, resulting in, inter alia, increased tax burdens or successful challenges to our operational structure and intercompany pricing principles. This could have a material adverse effect on our business, results of operations and financial condition.
A change to the way in which our international shipping income is taxed in Singapore could have an adverse effect on our business and results of operations.
The majority of our shipping income accrues in Singapore, where we exercise strategic or commercial management over our international shipping activities. Therefore, we are impacted by the Singapore tax legislation. In Singapore, we are subject to the Maritime Sector Initiative – Singapore Registry of Ships (“MSI-SRS”) award and the Maritime Sector Initiative – Approved International Shipping Enterprise Award (“MSI-AIS”). Under the MSI-SRS and MSI-AIS, income from international shipping operations is tax exemptions. The MSI-SRS is an ongoing award which requires no additional application that will be applicable so long as a company owns and/or operates Singapore flagged vessel(s) for international shipping operations. Meanwhile, the MSI-AIS is a renewable award every ten years. We are currently subject to both the MSI-SRS and the MSI-AIS. Our current ten-year period under the MSI-AIS will expire on April 30, 2028 where we intend to re-apply for an additional ten-year extension. Renewal of the MSI-AIS is contingent on various factors where we will be required to, for example, demonstrate a business plan on how our business can generate economic contributions in Singapore through business spending, employment and ensuring that our strategic or commercial management is in Singapore.
We expect to be able to renew our MSI-AIS where relevant unless there is a shift in Singapore Government Policy to not wish to promote and further incentivise the Maritime Sector. If we do not continue to be subject to the MSI-SRS and/or the MSI-AIS, it may have adverse effects on our business, results of operations, and financial condition, and would decrease our earnings available for distribution to shareholders.
We could be treated as or become a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, which could have adverse U.S. federal income tax consequences to U.S. shareholders.
A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income during the taxable year consists of certain types of “passive income” or (ii) at least 50% of the average value of the corporation’s assets during such taxable year produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.

For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time and voyage chartering activities does not constitute “passive income”, and the assets that we own and operate in connection with the production of that income do not constitute assets that produce or are held for the production of “passive income.”
We believe there is substantial legal authority supporting our position consisting of case law and U.S. Internal Revenue Service (“IRS”) pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, we note that there is also legal authority which characterises time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position and there is a risk that the IRS or a court of law could determine that we are a PFIC.
Based on the foregoing, we believe that we were not a PFIC with respect to any prior taxable year. However, there can be no assurance that we will not become a PFIC for the current taxable year or any future taxable year as a result of changes in our operations or assets.
If we are or have been a PFIC for any taxable year during a U.S. shareholder’s holding period with respect to our stock, such U.S shareholder will face adverse U.S tax consequences and certain information reporting requirements. Under the PFIC rules, unless such shareholder makes a “mark to market” election (which election could itself have adverse consequences for such shareholder), such shareholder would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon “excess distributions” and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognised rateably over the shareholder’s holding period of our common shares. See “Item 10. Additional Information – E. Taxation” for a more comprehensive description of the U.S. federal income tax consequences to U.S shareholders if we are treated as a PFIC.
We may have to pay tax on U.S. sourced income, which would reduce our earnings.
Under the U.S. Internal Revenue Code of 1986 as amended (the “Code”), 50% of the gross shipping income of a corporation that owns or charters vessels, as we and our subsidiaries do, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States generally will be subject to a 4% U.S. federal income tax without allowance for deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the regulations promulgated thereunder by the U.S. Department of the Treasury.
We and our subsidiaries intend to take the position that we qualify for this statutory tax exemption for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us not to be eligible for the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, we may no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a five percent or greater interest in our common shares (“5% Shareholders”) owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year, and there do not exist sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 of the Code to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year or we are unable to satisfy certain substantiation requirements with regard to our 5% Shareholders. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.
If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries could be subject for such year to an effective 2% U.S. federal income tax on the shipping income we or they derive during such year which is attributable to the transport of cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders.

The Organization for Economic Cooperation and Development (“OECD”), Bermuda and other jurisdictions are considering or have passed measures that might change long-standing tax principles that could increase the Company’s taxes.
The OECD has published a framework for taxation that in many respects is different than long-standing international tax principles. This framework and proposed changes could redefine what income is taxed in which country and institute a 15 percent global minimum tax in 2024 or later years. In August 2023 the Bermuda government opened a series of consultations on proposals to introduce a 15 percent corporate minimum tax, intended to be effective on or after January 1, 2025, applicable to Bermuda businesses that are part of multinational enterprise groups with annual revenue of at least EUR 750 million for at least two of the last four years. The enactment of these reforms is very uncertain at this time, but if enacted could cause uncertainties to and increases in the Company’s income taxes.
Several multilateral organizations, including the EU and the OECD have, in recent years, expressed concern about some countries not participating in adequate tax information exchange arrangements and have threatened those that do not agree to cooperate with punitive sanctions by member countries. It is still unclear what these sanctions might be, which countries might adopt them, and when or if they might be imposed. However, the Company cannot assure that the Tax Information Exchange Agreements that have been entered into by Bermuda will be sufficient to preclude all of the sanctions described above, which, if ultimately adopted, could adversely affect the Company or its shareholders.
We may become subject to taxation in Bermuda which would negatively affect our results.
At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. In response to the OECD Pillar Two initiative, the Bermuda Ministry of Finance has published three public consultation papers (“Public Consultations”) on the proposed implementation of a new Bermuda corporate income tax regime, which is similar in scope to the OECD Pillar Two Model Rules in so far as it would apply to Bermuda constituent entities of multi-national groups that have in excess of EUR 750 million revenue for at least two of the last four financial years. The second and third Public Consultation documents from the Bermuda Ministry of Finance advise that any Bermuda corporate income tax would include provisions which parallel those in the OECD Pillar Two Model Rules to exclude international shipping income and qualified ancillary shipping income from taxable income. The Public Consultation documents indicate that any Bermuda corporate income tax would not become effective until tax years beginning on or after January 1, 2025. Accordingly, the impact of any enactment by the Bermuda government of a corporate income tax on our results and operations is at present unclear, but it may lead to an increase in our tax liabilities from 2025 onwards; however, this risk is mitigated by our plans to re-domicile our Bermuda entities to Singapore in 2024.
We and certain of our subsidiaries have entered into and may in the future enter into internal agreements which must be at market value or on terms no more favourable than would have been agreed if the transaction was not conducted on an intra-group basis.
We have global operations, and the functions related to owning and operating a global scale chemical and product tanker fleet are spread across various subsidiaries, including crewing, technical maintenance, chartering and ownership of vessels. Cross-border business between our subsidiaries and between us and our subsidiaries can be complicated. We will likely enter into further agreements by and among our subsidiaries on the one hand and Hafnia Limited on the other hand in the future and between two or more of our subsidiaries. To ensure compliance with transfer pricing regulations, such transactions must in general be conducted on an arm’s-length basis. We believe that these transactions are on arm’s-length terms, but no assurance can be given that we would not have been able to secure more favourable terms from third parties.
Regarding any cross-border transactions, we may face significant compliance challenges with the regulations and administrative requirements around transfer pricing, as they differ from country to country. Tax authorities are increasingly sophisticated in the way they operate and are focusing more closely on transfer pricing in companies that transact cross-border business.
Certain of our subsidiaries are incorporated in offshore jurisdictions and our operations may be subject to economic substance requirements, which could impact our business.
We are a Bermuda company and, following the Redomiciliation, will be a Singapore corporation. A majority of our subsidiaries are Singapore entities; however, certain of our subsidiaries are as at the date of this

Registration Statement incorporated in offshore jurisdictions with economic substance laws and regulations with which we may be obligated to comply. We believe that we and our subsidiaries are compliant with applicable economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the noncompliant entity, which could have an adverse effect on our business, financial condition or operating results.
EU finance ministers rate jurisdictions for tax rates and tax transparency, governance and real economic activity. Countries that are viewed by such finance ministers as not adequately cooperating, including by not implementing sufficient standards in respect of the foregoing, may be put on a “grey list” or a “blacklist.” EU member states have agreed upon a set of measures, which they can choose to apply against grey- or blacklisted countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channelled or transited through entities in countries on the blacklist. Jurisdictions in which we operate could be put on the blacklist in the future.
Risks Related to This Listing and Ownership of Our Common Shares
Our share price has fluctuated in the past, has been volatile and may be volatile in the future and as a result, investors in our common shares could incur substantial losses.
Our share price has fluctuated in the past, has been volatile and may be volatile in the future. Our share prices may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. In addition, the COVID-19 pandemic has caused broad stock market and industry fluctuations. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience substantial losses on their investment in our common shares. The market price for our common shares may be influenced by many factors, including factors that may be unrelated to our operating performance or prospects.
The following factors, among others, could affect the trading price of our common shares:
•	our operating and financial performance;
•	investor reactions to our business strategy;
•	our continued compliance with the listing standards of the NYSE and Oslo Børs;
•	regulatory or legal developments in the United States, European Union, and other countries, especially changes in laws or regulations applicable to our industry;
•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income, and revenues;
•	actual or anticipated variations in our quarterly and annual financial results or those of companies that are perceived to be similar to us;
•	the public reaction to our press releases, our other public announcements and our filings with the SEC;
•	our success or failure to meet the expectation of analysts, investors, lenders, and other market participants;
•	announcements concerning us or our competitors;
•	market conditions in the shipping industry and particularly in the chemical and product tanker market;
•	our ability or inability to raise additional capital and the terms on which we raise it;
•	declines in the market prices of shares generally,
•	the suspension of our dividend payments;
•	mergers and strategic alliances in the shipping industry;

•	sales of our common shares by us or our shareholders;
•	general economic, industry and market conditions, including the prevailing economic and market conditions in the energy markets;
•	strategic actions by our competitors;
•	changes in revenue or earnings estimates, or changes in recommendations or withdrawals of research coverage, by equity research analysts;
•	market and industry perception of our success, or lack thereof, in pursuing our growth strategies;
•
introductions or announcements of new products offered by us or significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors and the timing of such introductions or announcements;

•	our ability to effectively manage our growth;
•	the impact of pandemics on us and the national and global economies;
•	speculation in the press or investment community;
•	the failure of research analysts to cover our common shares;
•	whether investors or securities analysts view our share structure unfavourably, particularly any significant voting control of our executive officers, directors, and their affiliates;
•	our ability or inability to raise additional capital through the issuance of equity or debt or other arrangements and the relevant terms;
•	additional shares of our common shares being sold into the market by us or our existing shareholders, or the anticipation of such sales;
•	changes in accounting principles, policies, guidance, interpretations, or standards;
•	additions or departures of key management personnel;
•	actions by our shareholders;
•	changes in operating performance and stock market valuations of companies in our industry, including our vendors and competitors;
•	trading volume of our common shares;
•
price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole and those resulting from natural disasters, severe weather events, terrorist attacks and responses to such events;

•	lawsuits threatened or filed against us;
•	economic, legal, and regulatory factors unrelated to our performance;
•	privacy or cybersecurity breaches, data theft or other security incidents or failure to comply with applicable data privacy laws, rules, and regulations;
•	our ability to obtain, maintain, protect, defend, and enforce our intellectual property;
•	the realization of any risks described under this “Risk Factors” section; and
•
other events or factors, including those resulting from such events, or the prospect of such events, including marine disasters, war, piracy, terrorism and other international conflicts, environmental accidents, public health issues including pandemics or epidemics, such as the ongoing COVID-19 pandemic, adverse weather and climate conditions or other events disrupting our operations or resulting in political or economic instability.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common shares regardless of our operating performance and may be inconsistent with any improvements or reduction in actual or expected operating performance, financial conditions or other indicators of value. Since the price of our common shares has fluctuated in the past, has been volatile and may be volatile in the future, investors in our common shares could incur substantial losses. In the past, following periods of volatility in the market and in the market price of a company’s shares, securities class action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results, future prospects, and financial condition.
Additionally, recently, securities of certain companies have experienced significant and extreme volatility in share price due to short sellers of shares, known as a “short squeeze.” These short squeezes have caused extreme volatility in those companies and in the market and have led the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those shares has abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we will not be in the future, and you may lose a significant portion or all of your investment if you purchase our shares at a rate that is significantly disconnected from our underlying value.
We are thus unable to predict when such instances of trading volatility will occur or how long such dynamics may last. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price, or that you will be able to sell our common shares at all.
Our common shares will be traded on more than one stock exchange and this may result in price variations between the markets.
Our common shares will be listed on each of NYSE and Oslo Børs. Trading in our common shares therefore will take place in difference currencies (U.S. dollars on the NYSE and NOK on Oslo Børs) and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Norway). The trading prices of our common shares on these two markets may differ as a result of these or other factors. Any decrease in the price of our common shares on either of these markets could cause a decrease in the trading prices of our common shares on the other market.
Any dividend payments on our shares would be denominated in U.S. dollars and any shareholder whose principal currency is not the U.S. dollar would be subject to risks of exchange rate fluctuations.
Our common shares are, and any cash dividends or other distributions to be declared in respect of them, if any, will be denominated in U.S. dollars. Shareholders whose principal currency is not the U.S. dollar will be exposed to foreign currency exchange rate risk. Any depreciation of the U.S. dollar in relation to such foreign currency will reduce the value of such shareholders’ common shares and any appreciation of the U.S. dollar in relation to such foreign currency will increase the value in foreign currency terms. In addition, we may not offer our shareholders the option to elect to receive dividends, if any, in any other currency. For shareholders trading our common shares through Oslo Børs, any future dividends will be distributed in NOK through Euronext Securities Oslo (the “VPS”). Consequently, shareholders may be required to arrange their own foreign currency exchange, either through a brokerage house or otherwise, which could incur additional commissions or expenses.
You may be liable to pay taxes on dividends or distributions from us or on any income or gains otherwise resulting from your ownership of our shares including any gains as a result of an increase in value of the shares, if any.
You may be liable to pay taxes on income from dividends or distributions or on any gains or income resulting from your ownership of our shares. We advise you to consult your advisors regarding the tax consequences of dividends or other distributions made by us or of any income or gains otherwise resulting from your ownership of our shares, including any gains as a result of an increase in value of the shares, if any.
Currently, there is no withholding tax on dividends in Bermuda. Additionally, there is currently no withholding tax on dividends in Singapore, which will be our jurisdiction of incorporation following the Redomiciliation. We cannot assure you that withholding taxes will not be implemented in the future in the jurisdiction in which we are incorporated at the time. If withholding taxes are implemented on dividends or other distributions in the country in which we are incorporated, our shareholders residing in other countries may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any country other than the country of our incorporation. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions.
We do not know whether a market for our common shares will develop to provide you with adequate liquidity. If our share price fluctuates after this listing, you could lose a significant part of your investment.
Our common shares currently trade on Oslo Børs and over the counter in the United States on the OTCQX market. There is therefore no established market for our common shares in the United States. Although we intend to list our common shares on the NYSE, an active, liquid, and orderly trading market for our common shares may never develop, or if one develops, it may not be sustained following this listing. Accordingly, no assurance can be given as to the following:
•	the likelihood that an active trading market for our common shares will develop or be sustained;
•	the liquidity of any such market;
•	the ability of our shareholders to sell their common shares; or
•	the price that our shareholders may obtain for their common shares.
If an active market does not develop or is not sustained, the market price of our common shares may decline, and you may not be able to sell your shares of our common shares. Even if an active trading market develops for our common shares subsequent to this listing, the market price of our common shares may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of our common shares.
Furthermore, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common shares could fluctuate based upon factors that have little or nothing to do with our operations, and these fluctuations could materially reduce the price of our common shares and materially affect the value of your investment in our common shares.
The requirements of being a public company in the United States, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs, and absorb a significant amount of time of management, and we may be unable to comply with these requirements in a timely or cost-effective manner.
As a public company listed in both Norway and the United States, we will need to comply with new requirements under a number of laws and regulations, including the Securities Exchange Act of 1943, as amended (the “Exchange Act”), related rules and regulations of the SEC, certain corporate governance provisions of the Sarbanes-Oxley Act, and the requirements of the NYSE, which we were not required to comply with previously. Complying with these statutes, regulations and requirements will absorb a significant amount of time of our Board of Directors and management and will significantly increase our costs and expenses. We may need to:
•	institute a more comprehensive compliance function, including for financial reporting and disclosures;
•	continue to prepare and distribute periodic public reports in compliance with our obligations under federal securities laws;
•	comply with rules promulgated by the NYSE;
•	continue to prepare and distribute periodic public reports in compliance with our obligations under federal securities laws;
•	enhance our investor relations function;
•	establish new internal policies, such as those relating to insider trading; and
•	involve and retain to a greater degree outside counsel and accountants in the above activities.

The changes necessitated by becoming a public company in the United States require a significant commitment of resources and management oversight that has increased, and may continue to increase, our costs and might place a strain on our systems and resources. We may not be able to predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business. Such costs could have a material adverse effect on our business, financial condition, and results of operations.
Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal controls over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements and to work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We will continue to evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis.
Additionally, the SEC recently proposed new rules relating to the climate and ESG-related disclosures in companies’ annual reports and registration statements. The proposed rules would add extensive and prescriptive disclosure items requiring companies, including foreign private issuers, to disclose climate-related risks and greenhouse gas (“GHG”) emissions. In addition, the proposed rules would require the inclusion of certain climate-related financial metrics in a note to companies’ audited financial statements. We are currently assessing this rule but at this time we cannot predict the costs of implementation or any potential adverse impacts resulting from the rule. To the extent this rule is finalised as proposed, we could incur increased costs related to the assessment and disclosure of climate-related risks. In addition, enhanced climate disclosure requirements could accelerate the trend of certain stakeholders and lenders restricting or seeking more stringent conditions with respect to their investments in certain carbon intensive sectors.
In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain directors and officers liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
Future offerings of debt securities, which would rank senior to our common shares upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our common shares for the purposes of dividend and liquidation distributions, may adversely affect the market price of our common shares.
In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and preferred shares and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common shares, or both. Our preference shares, if any were issued, would have a preference on liquidating distributions and dividend payments, which could limit our ability to make a dividend distribution to the holders of our common shares. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our common shares bear the risk of our future offerings reducing the market price of our common shares and diluting their ownership interest in our company.

We cannot assure you that we will pay dividends on our common shares, and a number of factors, including, but not limited to, our earnings, commitments to service our debts, and the indebtedness covenants in our financing arrangements may limit our ability to pay dividends on our common shares.
Our Board of Directors may, in its sole discretion, from time to time, declare and pay cash dividends in accordance with our organizational documents and applicable law. We can only distribute dividends to shareholders out of funds legally available for such payments. We have adopted a dividend policy according to which the payout percentage of net profit is determined based on our level of net loan-to-value; however, the final amount of dividend is to be decided by our Board of Directors. Any changes to our dividend policy could adversely affect the market price of our common shares. The timing and amount of any dividends declared will depend on, among other things, our capital requirements, including capital expenditure commitments, financial condition, general business conditions, legal restrictions, and any restrictions under borrowing arrangements or other contractual arrangements in place at the time. Therefore, there can be no assurance that we will pay any dividends to holders of our common shares or as to the amount of any such dividends. In addition, our historical results of operations, including cash flows, are not indicative of future financial performance, and our actual results of operations could differ significantly from our historical results of operations.
In addition, the markets in which we operate the vessels in our Combined Fleet are volatile and we cannot predict with certainty the amount of cash, if any, available for distribution as dividends in any period. We may also incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described in this Registration Statement. If additional financing is not available to us on acceptable terms or at all, our Board of Directors may determine to finance or refinance asset acquisitions with cash from operations, which would reduce the amount of cash available for the payment of dividends. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy.” Additional factors that could affect our ability to pay dividends include statutory and contractual limitations on the ability of our subsidiaries to pay dividends to us, including under current or future debt arrangements, encumbered cash, economic conditions, including the impact of the COVID-19 pandemic and macroeconomic impacts on our business and financial condition, such as inflationary pressure, and other factors the Board of Directors may deem relevant.
As a foreign private issuer, we are permitted to, and we will, adopt certain home country practices in relation to corporate governance that differ significantly from NYSE corporate governance standards applicable to U.S. issuers. This may afford less protection to our shareholders.
As a foreign private issuer, we are not subject to the same disclosure and procedural requirements as domestic U.S. registrants under the Exchange Act. For instance, we are not required to prepare and file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and we are not required to comply with Regulation FD, which restricts the selective disclosure of material non-public information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we will be permitted to disclose compensation information for our executive officers on an aggregate, rather than an individual, basis because individual disclosure is not required under Singapore law. However, we do intend to furnish our shareholders with annual reports containing financial statements audited by our independent auditors and to make available to our shareholders quarterly reports containing unaudited financial information for each of the first three quarters of each financial year.
Rule 303A.01 of the NYSE corporate governance listing rules requires listed companies to have, among other things, a majority of their board members be independent. Though as a foreign private issuer we are permitted to follow home country practice in lieu of the above requirement, under which there is such requirement, we expect to have a majority of independent directors. Should we instead rely on the “foreign private issuer” exemptions, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance standards applicable to U.S. domestic issuers. See “Item 6. Directors, Senior Management and Employees – C. Board Practices.”
We could lose our foreign private issuer status under U.S. securities laws. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We would then also be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may then also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would then lose our ability to rely upon exemptions from certain corporate governance requirements on NYSE that are available to foreign private issuers.
Future sales or issuances of our common shares in the public markets, or the perception that they might occur, could cause the price of our common shares to decline, could dilute your voting power and your ownership interest in us and/or could lead to a loss of all or part of your investment.
Sales of a substantial number of our common shares in the public market after this listing, particularly sales by our directors, executive officers and significant shareholders, or the perception that these sales could occur, could adversely affect the market price of our common shares and may make it more difficult for you to sell your common shares at a time and price that you deem appropriate. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.
Subject to limited exceptions, all of our common shares outstanding are freely tradable without restrictions or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares held by our affiliates as defined in Rule 144 under the Securities Act (“Rule 144”).
We intend to enter into a shareholder rights agreement with BW Group which will give BW Group rights to require us to file registration statements covering the sale of their shares or to include such shares in registration statements that we file for ourselves. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” for additional information on this agreement.
As at December 31, 2023, our issued (and fully paid up) share capital was $5,068,201.70 which was represented by 506,820,170 common shares (which included 2,626,651 treasury shares). On January 2, 2024, we issued additional common shares and the total number of issued (and fully paid up) shares increased to 510,251,747 with the share capital increasing to $5,102,517.47. We may also issue our common shares or securities convertible into our common shares from time to time in connection with a financing, acquisition, investment or otherwise. Any such issuance, or the perception that these issuances could occur, could result in substantial dilution to our existing shareholders and could cause the market price of our common shares to decline. Such issuances could also impair our ability to raise additional capital though the sale of our equity securities in the future.
We have identified material weaknesses in our internal control over financial reporting that could, if not remediated, result in material misstatements in our financial statements. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common shares.
Upon the effectiveness of this Registration Statement, we will be subject to Section 404 of the Sarbanes-Oxley Act which requires that we include a report from our management on our internal control over financial reporting in our second annual report on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting in our second annual report on Form 20-F.
In connection with the preparation of this Registration Statement, we and our independent registered public accounting firm have identified three material weaknesses in our internal control over financial reporting. The Public Company Accounting Oversight Board defines a “material weakness” as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (i) not having a sufficient number of personnel with an appropriate level of IFRS accounting skills, SEC reporting knowledge and experience and training in internal controls over financial reporting; (ii) not having sufficient information technology controls and documentation; and (iii) the review process over assumptions and inputs used in several key accounting estimates. It is important to note that we did not undertake a comprehensive assessment of our internal controls for purposes of identifying and reporting control deficiencies as we will be required to do so after we are a public company. Had we undertaken such an assessment, additional significant deficiencies and/or material weaknesses may have been identified. The material weaknesses identified have resulted in the restatement of our financial statements for the years ended December 31, 2022 and 2021. See “Item 5. Operating and Financial Review and Prospects - Restated financial statements” for additional information on the restatement of our financial statements.
We are committed to improving our financial organization and we are in the process of implementing a number of measures to address the material weaknesses identified, including, among other things, (i) hiring additional accounting and reporting personnel with adequate knowledge, skills, experience and training; and (ii) formalizing existing and implementing additional internal control procedures and policies to improve the information technology process and financial reporting process.
While we are working to remediate these material weaknesses as quickly and efficiently as possible, at this time we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan. The remediation measures may be time consuming, costly and might place significant demands on our financial, management, and operational resources. If we are unable to successfully and timely remediate these material weaknesses and/or if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404, meet our reporting obligations, avoid material misstatements in our financial statements, or anticipate and identify accounting issues or other financial reporting risks that could materially impact our consolidated financial statements.
Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is adverse if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently than we do.
If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause shareholders to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and financial condition, and lead to a decline in the trading price of our common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and could subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions, which could harm our business and financial condition, and which would require additional financial and management resources. We may also be required to restate our financial statements from prior periods.
The historical financial information in this Registration Statement may make it difficult to accurately predict our costs of operations in the future.
The historical financial information in this Registration Statement does not reflect the added costs we expect to incur as a U.S. listed public company or the resulting changes that will occur in our capital structure and operations and as a result of the listing. Additionally, the historical financial information in this Registration Statement does not reflect additional costs, if any, resulting from our re-domiciliation to Singapore and the re-domiciliation of certain of our subsidiaries to Singapore. For more information on our historical financial information, see “Item 5. Operating and Financial Review and Prospects – A. Operating Results” and our consolidated financial statements included elsewhere in this Registration Statement.
Risks Related to Our Redomiciliation
Currently, rights of shareholders are governed by the laws of Bermuda and the Memorandum of Association and Bye-laws of Hafnia (Bermuda) while following our Redomiciliation, rights of shareholders will be governed by the laws of Singapore and the Constitution of Hafnia (Singapore), and accordingly certain rights of shareholders will change as a result of the Redomiciliation, which may adversely affect the position of shareholders.
Following our Redomiciliation, the Constitution will be the constitutive document of Hafnia (Singapore). This new constitutive document and Singapore law will contain provisions that differ from those included in the Memorandum of Association and Bye-laws and the laws of Bermuda and, therefore, certain rights as a shareholder of Hafnia (Singapore) may differ materially from the rights currently possessed as a shareholder of

Hafnia (Bermuda). See “Item 10. – B. Memorandum of Association and Bye-laws – Comparison of Shareholder Rights” for a description of the material differences between the rights of shareholders of Hafnia (Bermuda) under the Memorandum of Association and Bye-laws and the laws of Bermuda, compared to the rights of shareholders of Hafnia (Singapore) under the Constitution and Singapore law. Such differences and other changes in the applicable law and Hafnia’s constitutive documents may adversely affect the position of shareholders.
After the Redomiciliation, we will be incorporated in Singapore and the rights of our shareholders may differ from the rights and protections typically offered to shareholders of a corporation organised in Delaware.
After the Redomiciliation, we will be incorporated under the laws of Singapore. The rights of holders of our shares will then be governed by Singapore law, including the provisions of the Singapore Companies Act and by our Constitution to be in effect upon the Redomiciliation. These rights may differ in certain respects from the rights of shareholders in typical U.S. corporations organised in Delaware. The principal differences are set forth in “Item 10. Additional Information – A. Share Capital” and “Item 10. Additional Information – B. Memorandum of Association and Bye-laws.”
The Redomiciliation may not be implemented or may not be implemented in a timely manner.
Completion of the Redomiciliation is contingent on factors and circumstances of which some are not, or not completely, within the control of Hafnia. As a result, the Redomiciliation may not be implemented or may not be implemented according to the timeline as currently foreseen by Hafnia, including as a result of the following factors and circumstances:
•	the implementation of the Redomiciliation may be subject to litigation on any grounds, which may delay or otherwise frustrate the implementation of the Redomiciliation;
•
the implementation of the Redomiciliation will be subject to stringent eligibility criteria set by Singapore’s Corporate Registry or other relevant authorities, which may delay or otherwise frustrate the implementation of the Redomiciliation; and

•	the implementation of the Redomiciliation will be subject to receiving necessary approvals from relevant stakeholders, which may delay or otherwise frustrate the implementation of the Redomiciliation.
Hafnia may also decide to implement the Redomiciliation at another time than currently envisioned. In addition, the Board of Directors in its discretion may decide not to implement the Redomiciliation at all.
The change in regulatory regime involves uncertainty as to the implications, and adapting to such new regime may lead to substantial costs and require substantial time spent by Hafnia’s management.
Following the Redomiciliation, we will be incorporated in Singapore and be subject to Singapore laws and regulations. Although we believe we are familiar with the applicable Singapore laws and regulations due to having subsidiaries incorporated in Singapore and that we have sufficiently prepared for the Redomiciliation prior to the completion hereof, the change in regulatory regime and the actions needed to adapt thereto may require additional commitments of resources, may lead to substantial costs and may require additional attention from management. We may not be able to predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business. Such costs could have a material adverse effect on our business, financial condition, and results of operations.
Changes in facts, law, policy or practice may result in adverse tax consequences to Hafnia and its shareholders in relation to the Redomiciliation and Hafnia (Singapore) going forward.
Certain aspects of the tax treatment of the Redomiciliation and Hafnia (Singapore) going forward depend on determinations of facts and interpretations of applicable tax laws for which no clear precedent or authority is available. Relevant tax laws, and case law, policies and practices on their application and interpretation are continuously under review and are subject to change, which may result in new or revised interpretation or application of relevant statutory provisions, statutory changes, or revisions to regulations, policies and decrees. The expected tax treatment of the Redomiciliation and Hafnia (Singapore) going forward may be modified by administrative, legislative or judicial interpretation or changes at any time, and any such action may apply on a retroactive or retrospective basis. This could lead to additional taxes to be paid by Hafnia (Singapore) and consequently, Hafnia (Singapore) may have to engage in tax litigation to defend or achieve results reflected in prior estimates, declarations or assessments which may be time-consuming and expensive.
For a discussion of the material Singapore tax and U.S. federal income tax considerations of the Redomiciliation, see “Item 10. Additional Information – E. Taxation.”
Hafnia (Singapore) will seek to maintain its management and organizational structure in such a manner that its place of effective management would be in Singapore for Singapore tax law purposes. However, the determination of whether Hafnia (Singapore) has a presence for relevant tax purposes in a jurisdiction other than Singapore, is largely a question of fact, based on all relevant circumstances. Further, eligibility for relief from source taxation (such as withholding taxes) under relevant tax treaties or domestic tax law may be subject to further conditions. Changes to applicable facts and circumstances may have a bearing on the determination of whether Hafnia (Singapore) has a presence for relevant tax purposes in a jurisdiction other than Singapore and/or eligibility to relief under any tax treaty or domestic tax law.
The Redomiciliation may result in adverse tax consequences to our shareholders.
The Redomiciliation may result in adverse tax consequences to shareholders and hence shareholders, and especially shareholders which are resident for tax purposes in jurisdictions other than Bermuda or the United States, should consult their tax advisors regarding the tax consequences of the Redomiciliation.
For a discussion of the material Singapore tax and U.S. federal income tax considerations of the Redomiciliation, see “Item 10. Additional Information – E. Taxation.”
The Redomiciliation may have an adverse effect on trading, liquidity and the price of the common shares on the stock exchanges upon which our shares are listed and tradeable, as some shareholders may not wish to hold shares of a Singapore issuer, and this could negatively affect trading, liquidity and the price of the common shares.
As a result of the Redomiciliation, Hafnia (Singapore) will have its legal domicile in Singapore. Certain shareholders may, pursuant to their investment policies, not be able to, or otherwise wish not to, hold or invest in shares of a Singapore issuer, which may, as a result, have an adverse effect on trading, liquidity and the price of the common shares.
Under Singapore law, shareholder approval is required to allow us to issue new shares. Our Board of Directors may in the future be granted authorization to issue new shares without additional shareholder approval and our issuance of such shares may dilute the ownership interests of existing shareholders and negatively impact the price of our common shares.
Under Singapore law, shareholder approval is required to allow us to issue new shares. At a general meeting, the Board of Directors may be granted certain authorizations to increase our issued share capital by issuance of shares or by instruments that may or will require shares to be issued, including but not limited to warrants. This authorization, unless revoked or varied by the company in a general meeting, would continue to be in force until the conclusion of the next annual general meeting or the date by which the next annual general meeting is required by law to be held, whichever is earlier.
The issuance by us of additional securities may have the following effects:
•	our existing shareholders’ proportionate ownership interest in us may decrease;
•	the market price of our common shares may decline;
•	the amount of cash available for dividends or interest payments may decrease;
•	the relative voting strength of previously issued outstanding securities may be diminished.
In accordance with our remuneration policy, members of our Board of Directors have, as part of the long-term incentive program, granted certain members of our senior management and key employees Restricted Share Units (“RSUs”) in the form of restricted stock options as well as options for the acquisition of shares in us. The options and RSUs aim at incentivizing the employees to seek to improve our performance and thereby our share price for the mutual benefit of the respective recipients of options and RSUs and our shareholders. It is intended that these RSUs will be amended to allow the acquisition of shares in Hafnia (Singapore) following the Redomiciliation. There was an aggregate of 6,285,507 options and 462,357 RSUs outstanding as at December 31, 2023. See “Item 6 – Directors, Senior Management and Employees – B. Compensation of Directors and Executive Officers” for additional information on these options and RSUs.
Singapore law and provisions in our Constitution following our Redomiciliation may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders and may prevent replacement or removal of the members of our Board of Directors.
Certain provisions of Singapore law, our Bye-laws, and our Constitution following our Redomiciliation may have the effect of delaying or preventing a change in control of us or changes in our Board of Directors. For example, Singapore law and our Constitution following our Redomiciliation will include provisions that establish an advance notice procedure for shareholder approvals to be brought before a general meeting of our shareholders, including proposed nominations of persons for election to our Board of Directors. Such provisions could delay or prevent hostile takeovers and changes in control or changes in our Board of Directors. In addition, these provisions may adversely affect the market price of shares or inhibit fluctuations in the market price of our shares that could otherwise result from actual or rumoured takeover attempts.
The Singapore Code on Take-Overs and Mergers (the “Singapore Take-over Code”) will also apply to us following our Redomiciliation. We have submitted a waiver to the Securities Industry Council (“SIC”) for a waiver of the Singapore Take-over Code so that the Singapore Take-over Code will not apply to us as long as we are not listed on a securities exchange in Singapore. If at the time of a takeover offer the Singapore Take-over Code applies to us, we would be subject to a number of rules and restrictions. For a detailed description of the anti-takeover provisions in our Bye-laws, our Constitution following our Redomiciliation, and the Singapore Take-over Code, see “Item 10 – Additional Information – B. Memorandum of Association and Bye-laws – Anti- Takeover Effect of Certain Provisions of our Bye-laws” and “– Singapore Code on Take-Overs and Mergers.”

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company
We are an exempted company limited by shares incorporated under the laws of Bermuda on April 29, 2014 with company registration number 49023 and legal name “Hafnia Limited.” We expect to be incorporated in Singapore following a re-domiciliation of the Company from Bermuda to Singapore by way of a discontinuance from Bermuda and continuance into Singapore pursuant to Section 132G of the Bermuda Companies Act. We have operated under the name Hafnia Limited from January 16, 2019 to the date of this Registration Statement, under the name BW Tankers Limited from February 13, 2018 to January 16, 2019, and under the name BW Pacific Limited from our incorporation on April 29, 2014 to February 13, 2018. We are a holding company, and all of our operations are performed through our subsidiaries.
We are one of the world’s largest operators of chemical and product tankers. Our activities are primarily the transportation of refined oil, other petroleum products and certain chemical products. We are active in the tanker market from Handy size tankers to LR2 tankers and one of our pools also operates in the market for specialised tankers.
As at December 31, 2023, our fleet of Hafnia Vessels and TC Vessels comprised 119 vessels. All Hafnia Vessels and TC Vessels are owned, leased (sale and lease-back arrangement) or time chartered-in by our subsidiaries. We have three vessel-owning joint ventures which as at December 31, 2023 operated 11 JV Vessels and had five newbuilds on order, one of which was delivered on February 28, 2024. In addition to our Hafnia Fleet, as at December 31, 2023, we operated 71 Pool Vessels owned by third parties through our Pools and from time to time commercially manage additional vessels for third parties.
We have in-house commercial and technical vessel management operations. We provide in-house commercial management to all of the vessels in our Combined Fleet apart from the vessels in the Andromeda Joint Venture and, as at December 31, 2023, provided in-house technical management for 57 of our Hafnia Vessels and JV Vessels with the remaining 59 Hafnia Vessels and JV Vessels being managed by third-party technical managers. The vessels in our Hafnia Fleet primarily trade through our Pools; however, we charter certain Hafnia Vessels, JV Vessels and TC Vessels directly to customers on time charters or voyage charters.
It is contemplated that at the annual general meeting to be held in May 2024, the Company will present to its shareholders for approval the redomiciliation of the Company to Singapore under the name of Hafnia Limited by way of a discontinuance from Bermuda and continuing to Singapore pursuant to Section 132G of the Bermuda Companies Act (the “Redomiciliation”). Presuming the Redomiciliation is approved, the business, assets and liabilities of Hafnia Limited and its subsidiaries prior to the Redomiciliation will be the same as Hafnia Limited immediately after the Redomiciliation on a consolidated basis, as well as its financial year. In addition, the directors and executive officers of Hafnia Limited immediately after the Redomiciliation will be the same individuals who were directors and executive officers, respectively, of Hafnia Limited immediately prior to the Redomiciliation.
Currently, our principal executive offices are located at c/o Inchona Services Limited, Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM1189, Hamilton HM EX, Bermuda. After the Redomiciliation, our principal executive offices will be located at 10 Pasir Panjang Road, #18-01, Mapletree Business City, Singapore 117438.
You can reach us in our Bermuda office at +1 441 295 3770. After the Redomiciliation, you can reach us in our Singapore office at +65 6434 3770. Our agent for service of process in the United States is Hafnia US, LLC and its address is c/o Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808, United States. We also have offices in Singapore, Copenhagen (Denmark), Houston (United States), Mumbai (India), Dubai (United Arab Emirates) and Monaco.
Our website is https://www.hafniabw.com/. Information contained on our website does not constitute part of and is not incorporated by reference into this Registration Statement. We have included our website address in this Registration Statement solely as an inactive textual reference. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. None of the information contained on, or that can be accessed through, these websites is incorporated into or forms a part of this Registration Statement.

Our current corporate organization is the result of a 2019 merger between Hafnia Tankers and BW Tankers. The merger, completed on January 16, 2019, was carried out by way of a triangular merger, where Hafnia Tankers first merged with BW Tankers Corporation (a wholly-owned subsidiary of BW Tankers) with BW Tankers Corporation being the surviving and continuing entity. Thereafter, on January 21, 2019, BW Tankers Corporation merged with BW Tankers (which by then had changed its name to Hafnia Limited with effect from January 16, 2019) in a statutory parent and subsidiary short form merger with BW Tankers being the surviving and continuing entity.
On November 8, 2019, our shares commenced trading on Oslo Axess under the ticker code “HAFNIA.” On April 30, 2020, we were transferred from Oslo Axess to Oslo Børs and began trading under the ticker code “HAFNI.” On February 28, 2023, we began trading on the OTCQX® Best Market, New York, under the ticker (OTCQX: HAFNF).
Vessel acquisitions and divestments
We are committed to a strategy of continuous fleet renewal and therefore complete divestments and acquisitions of vessels from time to time to ensure that our Hafnia Fleet is optimally structured.
In the period from January 1, 2024 until the date of this Registration Statement, we have not acquired any vessels (excluding the acquisition of vessels by the utilisation of purchase options in our sale and lease-back arrangements); however, we have taken delivery of one newbuild LR2-vessel in our Vista Joint Venture (as defined below).
In 2023, we divested six older vessels and acquired four vessels which have been named Hafnia Atlantic, Hafnia Pacific, Hafnia Pioneer and Hafnia Valentino. Additionally, we took delivery of three newbuild LR2-vessels in our Vista Joint Venture (as defined below).
In 2022, we acquired 44 new vessels (through the acquisition of 12 product tankers from Scorpio Tankers Inc. (“Scorpio”) and the acquisition of the CTI Fleet in the CTI Transaction both as described below) and divested 18 vessels. Eight of the vessels divested in 2022 were stainless steel vessels acquired by us in connection with the CTI Transaction. We divested these non-core assets to Ace Tankers Management B.V. In addition to these eight vessels, we divested four LR1 and six Handy vessels in line with our ongoing fleet renewal strategy.
We note that the above does not include any vessel acquisition pursuant to purchase options or purchase obligations in our sale and lease-back arrangements. Our sale and lease-back arrangements are further described in “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Financing Agreements”.
Acquisition of Chemical Tankers Inc.’s fleet of vessels
On January 27, 2022, we completed the acquisition of 32 modern-fuel efficient chemical and product tanker vessels (the “CTI Fleet”) through the acquisition of Chemical Tankers Inc. and its subsidiaries (“CTI”) (the “CTI Transaction”). Immediately after closing of the CTI Transaction, we transferred all shares in CTI to our wholly-owned subsidiary Hafnia Holding II Limited. As consideration for the acquisition, the shareholders of CTI received 99,199,394 shares in Hafnia. The consideration shares consisted of a combination of existing shares and newly issued shares. The vessels in the CTI Fleet were built between 2015 and 2017. As described above, we have divested eight of the vessels acquired in the CTI Transaction.
The remaining 24 vessels have been included in our Hafnia Fleet and now operate in our Chemical-MR Pool and Chemical-Handy Pool.
Acquisition of 12 LR1 product tankers from Scorpio Tankers Inc.
On January 27, 2022, we announced our acquisition of a fleet of 12 LR1 product tankers from Scorpio. The total consideration paid to Scorpio for the vessels was $413.8 million. The vessels were built in 2015 (1) and 2016 (11) in South Korea.
On February 24, 2022, we (as guarantor) and our subsidiary, Hafnia Pools Pte. Ltd. (as charterer), entered into a sale and lease-back agreement with ICBC Financial Leasing Co., Ltd. (“ICBCL”) for the financing of these vessels. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources” for additional information on this financing arrangement. We have delivered all vessels to ICBCL and all vessels have been bareboat chartered back to our subsidiary Hafnia Pools Pte. Ltd.
Joint Ventures
Vista Joint Venture
We are joint venture partners with CSSC (Hong Kong) Shipping Company Limited (“CSSC”) in Vista Shipping Pte. Ltd. (“Vista Shipping”) (the “Vista Joint Venture”). The Vista Joint Venture builds and operates LR1 and LR2 product tanker vessels. Vista Shipping and several of the subsidiaries of Vista Shipping were initially incorporated in Marshall Islands; however, these companies have been redomiciled to Singapore. We and CSSC have joint control over the Vista Joint Venture and each have 50% ownership interest. In accordance with the agreement under which the Vista Joint Venture was established, we and CSSC have agreed to provide shareholder loans in proportion to our interest to finance the newbuild program in the Vista Joint Venture. As at the date of this Registration Statement, the fleet of the Vista Joint Venture comprises six LR1 vessels and four LR2 vessels. The LR1 vessels are trading in the Hafnia LR1 Pool. The LR2 vessels are chartered to Total or Equinor on long-term time charters.
Andromeda Joint Venture
We are joint venture partners with Andromeda Shipholdings Ltd. (“Andromeda Shipholdings”) in H&A Shipping Ltd. (“H&A Shipping”) (the “Andromeda Joint Venture”). We and Andromeda Shipholdings have joint control over the Andromeda Joint Venture and each have 50% ownership interest. H&A Shipping is domiciled in Marshall Islands and its subsidiaries Green Stars Shipping Ltd. and Yellow Star Shipping Ltd. are domiciled in Liberia. In accordance with the agreement under which the Andromeda Joint Venture was established, we and Andromeda Shipholdings have agreed to provide shareholder loans in proportion to our interest to finance the newbuild program in the Andromeda Joint Venture. The fleet of the Andromeda Joint Venture comprises two MR vessels; Yellow Stars and PS Stars. Both vessels are time chartered to Clearlake on long-term time charters.
Ecomar Joint Venture
We are joint venture partners with Socatra in Ecomar Shipholding SAS. We and Socatra each have 50% ownership interest. The Ecomar Joint Venture is managed in France and controlled by a Management Committee primarily comprising persons living in France. In connection with the Ecomar Joint Venture, we have ordered four newbuild MR-vessels from GSI. The shipbuilding contracts relating to these vessels were originally entered into between Hafnia SG Pte. Ltd. and the yard but were novated to the Ecomar Joint Venture in October 2023. In accordance with the agreement under which the Ecomar Joint Venture was established, we and Socatra have agreed to provide shareholder loans in proportion to our interest to finance the newbuild program in the Ecomar Joint Venture. Each of the four vessels in the Ecomar Joint Venture will be time chartered to Total on long-term time charters.
Potential new joint venture
We are in the early stages relating to the potential establishment of a joint venture on the development of a sustainable hydrocarbon fuels plant (subject to FID) to produce low carbon blue methanol and at a later state sustainable aviation fuel. This project would additionally aim to develop new sustainable shipping opportunities within CO2, methanol, and sustainable aviation fuel. As at the date of this Registration Statement, no joint venture company has been established.
Alternative Investments
In addition to investments in vessels, we have made and will from time to time make alternative investments, such as investments in start-ups or investments in certain projects or companies. In the past, we have for example invested in projects relating to the production of green energy and projects regarding development of technologies which can possibly be used in our business in a short, medium, or long term perspective. We do not consider these investments a material part of our business.

Pools
For information regarding our Pools, see “Item 4. Information on the Company – B. Business Overview – Our Business.”
Our Hafnia Fleet
For information regarding our Hafnia fleet, including the development of our Hafnia fleet, see “Item 4. Information on the Company – B. Business Overview – Our Business.”
Our Redomiciliation
We intend to change our jurisdiction of incorporation from Bermuda to Singapore, and we refer to this change as the “Redomiciliation.”
The Redomiciliation will change our jurisdiction of incorporation from Bermuda to Singapore and, as a result, our constitutional documents will change and will be governed by Singapore law rather than Bermuda law. There are differences between the governing corporate law of Bermuda and Singapore. We describe these and other changes in more detail under “Item 10. – B. Memorandum of Association and Bye-laws – Comparison of Shareholder Rights.” However, our business, assets and liabilities on a consolidated basis, as well as our Board of Directors and executive officers, will be the same upon completion of the Redomiciliation as they are prior to the Redomiciliation.
Our Board of Directors believes that there are advantages to the Redomiciliation. As a well-established shipping and ship management centre, Singapore is expected to provide many benefits to the Company. Singapore’s political stability, strong legal framework, and well-developed financial sector provide a secure foundation for business operations. Singapore also offers a comprehensive range of maritime services, including ship management, ship financing, legal services, and insurance, creating a conducive environment for shipowning businesses. With a highly skilled workforce with expertise in various aspects of the maritime industry, Singapore also encourages maritime companies to establish operations in Singapore through providing competitive tax incentives. Additionally, within our corporate structure, we currently have several entities that are Singapore-domiciled, which has proven to be highly advantageous for our operations. This Redomiciliation will allow us to consolidate our entities in Singapore, optimizing our corporate structure and enhancing the efficiency of our overall management and operational coordination.
See “The Redomiciliation” for a more comprehensive description of the Redomiciliation.
Recent Developments
On January 2, 2024, we issued 3,431,577 new common shares to BW Group. The share issuance was announced on December 27, 2023, but due to administrative reasons was not completed before January 2, 2024.
On January 26, 2024, we announced the establishment of a new pool, the Hafnia Panamax Pool. Our primary partner in the Hafnia Panamax Pool will be Mercuria (Mercuria Shipping Sarl). We expect the pool to launch in March 2024 and that it will initially contain 10 vessels.
On February 28, 2024, Hafnia Lillesand was delivered to the Vista Joint Venture.
B.	Business Overview
As at December 31, 2023, we are one of the world’s largest operators of chemical and product tankers and provide transportation of oil and oil products to leading international oil companies and national oil companies, major chemical companies, as well as trading and utility companies. The vessels in our Combined Fleet primarily transport petroleum products and chemicals and operate globally and throughout the whole year. See below for additional information on our Combined Fleet.
Competitive Landscape
We operate in markets that are highly competitive and highly influenced by supply and demand. We compete against other owners and operators of chemical and product tankers in a market where ownership is highly fragmented and our competitors include other publicly listed companies, major oil companies, state-controlled entities and private ship-owners.

We compete for charters on the basis of price, vessel location, size, age and condition of the product tankers as well as our reputation as an operator. Competition is also affected by the availability of other vessels which can compete in the trades in which we engage.
Seasonality
We operate the vessels in our Combined Fleet in markets that have historically had seasonal variations in demand, and as a result thereof, variations in charter rates. Seasonal peaks in demand for oil and products we transport can broadly be classified into two main categories; (i) increased demand prior to the winters in the northern hemisphere due to increases in heating oil consumption and (ii) increased demand for gasoline prior to summer driving season in the United States. Unpredictable weather conditions and variations in oil supply may disrupt our scheduling. These seasonal variations may result in quarter-to-quarter volatility in our operating results as many of the vessels in our Combined Fleet operate in the spot market.
Our Business
As at December 31, 2023, we operated a Combined Fleet of 210 vessels (including the Hafnia Fleet (Hafnia Vessels, TC Vessels and JV Vessels), Pool Vessels and other commercially managed third-party vessels) of which 105 are Hafnia Vessels; 14 are TC Vessels and 16 are JV Vessels (including four newbuilds ordered in our Ecomar Joint Venture).
Our Combined Fleet operates globally, with a total carrying capacity of 11.2 million dwt as at December 31, 2023, and when compared to worldwide dwt as at March 1, 2024 as further detailed in the subsection “-Industry” below, has a current market share of 6% of operated product tankers worldwide within the segments in which we operate. As at December 31, 2023, the vessels in our Hafnia Fleet had an average age of approximately 3.2 years (LR2), 8.4 years (LR1), 8.2 years (MR) and 8.4 years (Handy), compared to the world LR2, LR1, MR, and Handy fleets’ average age as at February 1, 2024 of approximately 10.5, 14.5, 12.5 and 16.5 years, respectively.
The vessels in our Hafnia Fleet are divided into four main operating segments which are based on the size and type of the vessels:
•	Long Range II (“LR2”) (85,000 – 124,999 dwt)
•	Long Range I (“LR1”) (55,000 – 84,999 dwt)
•	Medium Range (“MR”) (40,000 – 54,999 dwt)
•	Handy size (“Handy”) (25,000 – 39,999 dwt)
Additionally, we have in recent years from time to time, including through our Pools, operated vessels in two additional market segments:
•	Stainless steel 25k (“Stainless” or “Chemical-Stainless”) (25,000 dwt)
•	Specialised size (“Specialised”) (5,000 – 19,999 dwt)
The vessels in the Hafnia Fleet operate in all of the above-mentioned main operating segments (i.e., not in the Stainless and Specialised segments).
As at December 31, 2023, our Combined Fleet consists of the following vessels:
	Combined Fleet
	Hafnia Fleet
	Hafnia Vessels (Owned)			Hafnia Vessels (Sale and lease-back)			TC Vessels			JV Vessels			Total			Commercial management (including Pool Vessels)			Total
	Fleet	NB*	Total	Fleet	NB*	Total	Fleet	NB*	Total	Fleet	NB*	Total	Fleet	NB*	Total	Fleet	NB*	Total	Fleet	NB*	Total
Specialised	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	15	—	15	15	—	15
Handy	17	—	17	7	—	7	—	—	—	—	—	—	24	—	24	16(1)	—	16	40	—	40
MR	47	—	47	3	—	3	10	—	10	2(3)	4(4)	6	62	4	66	27(2)	—	27	89	4	93
LR1	10	—	10	15	—	15	4	—	4	6(5)	—	6	35	—	35	14	—	14	49	—	49

	Combined Fleet
	Hafnia Fleet
	Hafnia Vessels (Owned)			Hafnia Vessels (Sale and lease-back)			TC Vessels			JV Vessels			Total			Commercial management (including Pool Vessels)			Total
LR2	6	—	6	—	—	—	—	—	—	3(5)	1(5)(6)	4	9	1(6)	10	3	—	3	12	1(6)	13
Total	80	—	80	25	—	25	14	—	14	11	5	16	130	5	135	75	—	75	205	5	210
*	Newbuilds
(1)	Inclusive of vessels in Handy and Chemical-Handy Pool.
(2)	Inclusive of vessels in MR and Chemical-MR Pool.
(3)	Owned through 50% ownership in the Andromeda Joint Venture.
(4)	Owned through 50% ownership in the Ecomar Joint Venture.
(5)	Owned through 50% ownership in the Vista Joint Venture.
(6)	This newbuild was delivered to the Vista Joint Venture on February 28, 2024.
Our Hafnia Fleet
See below for additional information on the vessels in our Hafnia Fleet:
Long range tankers (LR2)
As at December 31, 2023, our Hafnia Fleet comprised nine LR2 vessels; six Hafnia Vessels and three JV Vessels. Additionally, on February 28, 2024 our Vista Joint Venture took delivery of a new LR2 vessel. The LR2s can carry a wide range of oil and oil products, which includes gasoline, diesel, naphtha, kerosene, fuel, crude oil, etc.
The following table presents certain key information with respect to the LR2s in our Hafnia Fleet:
Vessel Name	Month/ Year built	Shipyard(*)	Cargo Capacity (dwt)	Flag	Ownership %	Classification Society(**)	IMO(***)	Employment Type
BW Neso	Jul-19	Daehan	109,990	Singapore	100%	LR	N/A	LR2 Pool
Hafnia Despina	Jan-19	Daehan	109,990	Singapore	100%	LR	N/A	LR2 Pool
Hafnia Galatea	Mar-19	Daehan	109,990	Singapore	100%	LR	N/A	LR2 Pool
Hafnia Languedoc	Mar-23	GSI	109,999	Singapore	50%(1)	DNV	N/A	Time Charter
Hafnia Larissa	Apr-19	Daehan	109,990	Singapore	100%	LR	N/A	LR2 Pool
Hafnia Larvik	Oct-23	GSI	109,999	Singapore	50%(1)	DNV	N/A	Time Charter
Hafnia Lillesand(2)	Feb-24	GSI	109,999	Singapore	50%(1)	DNV	N/A	Time Charter
Hafnia Loire	May-23	GSI	109,999	Singapore	50%(1)	DNV	N/A	Time Charter
Hafnia Triton	Oct-19	Daehan	109,990	Singapore	100%	LR	N/A	LR2 Pool
Hafnia Thalassa	Sep-19	Daehan	109,990	Singapore	100%	LR	N/A	LR2 Pool
Total (10 vessels)			1,099,936
(*)	In the above table, Daehan refers to Daehan Shipbuilding Co., Ltd. and GSI refers to Guangzhou Shipyard International Co. Ltd.
(**)	For a discussion regarding Classification Society see the below section “– Classification Societies” in this Item 4.
(***)
For a discussion of IMO ship types see the below section “– Environmental and Other Regulations in the Shipping Industry – Water Pollution – International – a. International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk” in this Item 4.

(1)	Owned through the Vista Joint Venture.
(2)	Our Vista Joint Venture took delivery of this vessel on February 28, 2024.
Long range tankers (LR1)
As at December 31, 2023, our Hafnia Fleet comprised 35 LR1-vessels; 26 Hafnia Vessels, four TC Vessels, and six JV Vessels. The LR1s carry a wide range of oil and oil products which includes gasoline, diesel, naphtha, kerosene, fuel, crude oil, etc.
The following table presents certain key information with respect to the LR1s in our Hafnia Fleet.

Vessel Name	Month/ Year built	Shipyard(*)	Cargo Capacity (dwt)	Flag	Ownership %	Classification Society(**)	IMO(***)	Employment Type
Hafnia Africa	May-10	STX	74,539	Singapore	SLB(1)	DNV	N/A	LR1 Pool
Hafnia Asia	Jun-10	STX	74,490	Malta	SLB(1)	DNV	N/A	LR1 Pool
Hafnia Australia	May-10	STX	74,539	Singapore	SLB(1)	DNV	N/A	LR1 Pool
Hafnia Beijing	Oct-19	GSI	74,999	Malta	50%(2)	DNV	2/3	LR1 Pool
Hafnia Exceed	Feb-16	STX	74,665	Singapore	SLB(1)	DNV	N/A	LR1 Pool
Hafnia Excel	Nov-15	STX	74,547	Singapore	SLB(1)	DNV	N/A	LR1 Pool
Hafnia Excellence	May-16	STX	74,613	Singapore	SLB(1)	DNV	N/A	LR1 Pool
Hafnia Excelsior	Jan-16	STX	74,665	Singapore	SLB(1)	ABS	N/A	LR1 Pool
Hafnia Executive	May-16	STX	74,431	Singapore	SLB(1)	DNV	N/A	LR1 Pool
Hafnia Expedite	Jan-16	STX	74,634	Singapore	SLB(1)	ABS	N/A	LR1 Pool
Hafnia Experience	Mar-16	STX	74,669	Singapore	SLB(1)	DNV	N/A	LR1 Pool
Hafnia Express	May-16	STX	74,663	Singapore	SLB(1)	DNV	N/A	LR1 Pool
Hafnia Guangzhou	Jul-19	GSI	74,999	Malta	50%(2)	DNV	2/3	LR1 Pool
Hafnia Hong Kong	Jan-19	GSI	74,999	Malta	50%(2)	DNV	2/3	LR1 Pool
Hafnia Kallang	Jan-17	STX	74,189	Singapore	100%	LR	N/A	LR1 Pool
Hafnia Nanjing	Jan-21	GSI	74,999	Singapore	50%(2)	DNV	2/3	LR1 Pool
Hafnia Nile	Aug-17	STX	74,189	Singapore	100%	LR	N/A	LR1 Pool
Hafnia Pioneer	Jun-13	DSME	81,305	Singapore	100%	LR	2	LR1 Pool
Hafnia Precision	Oct-16	SPP	74,997	Singapore	SLB(1)	DNV	N/A	LR1 Pool
Hafnia Prestige	Nov-16	SPP	74,997	Singapore	SLB(1)	DNV	N/A	LR1 Pool
Hafnia Pride	Jul-16	SPP	74,997	Singapore	SLB(1)	DNV	N/A	LR1 Pool
Hafnia Providence	Aug-16	SPP	74,997	Singapore	SLB(1)	DNV	N/A	LR1 Pool
Hafnia Seine	May-08	Dalian	74,998	Singapore	100%	ABS	N/A	LR1 Pool
Hafnia Shanghai	Jan-19	GSI	74,999	Malta	50%(2)	DNV	2/3	LR1 Pool
Hafnia Shenzhen	Aug-20	GSI	74,999	Singapore	50%(2)	DNV	2/3	LR1 Pool
Hafnia Shinano	Oct-08	Dalian	76,594	Singapore	100%	DNV	N/A	LR1 Pool
Hafnia Tagus	Mar-17	STX	74,151	Singapore	100%	LR	N/A	LR1 Pool
Hafnia Thames	Aug-08	Dalian	76,586	Singapore	100%	DNV	N/A	LR1 Pool
Hafnia Yangtze	Jan-09	Dalian	74,996	Singapore	100%	ABS	N/A	LR1 Pool
Hafnia Yarra	Jul-17	STX	74,189	Singapore	100%	LR	N/A	LR1 Pool
Hafnia Zambesi	Jan-10	Dalian	74,995	Singapore	100%	ABS	N/A	LR1 Pool
Kamome Victoria	May-11	MNSB	74,908	Panama	TC-in(3)	ClassNK	N/A	LR1 Pool
Karimata	Aug-19	Onomichi	79,885	Panama	TC-in(3)	ABS	N/A	LR1 Pool
Peace Victoria	Oct-19	Tsuneishi	77,378	Liberia	TC-in(3)	LR	2/3	LR1 Pool
Sunda	Jul-19	Onomichi	79,902	Panama	TC-in(3)	ABS	N/A	LR1 Pool
Total (35 vessels)			2,638,702
(*)
In the above table, STX refers to K Shipbuilding Co. Ltd. (formerly “STX Offshore and Shipbuilding Co. Ltd.”); GSI refers to Guangzhou Shipyard International Co. Ltd.; DSME refers to Daewoo Shipbuilding & Marine Engineering Co., Ltd., Dalian refers to Dalian Shipbuilding Industry; MSNB refers to Minaminippon Shipbuilding Co. Ltd.; Tsuneishi refers to Tsuneishi Group (Zhoushan) Shipbuilding Inc.; Onomichi refers to Onomichi Dockyard Co. Ltd., and SPP refers to SPP Shipbuilding Co. Ltd.

(**)	For a discussion regarding Classification Society see the below section “– Classification Societies” in this Item 4.
(***)
For a discussion of IMO ship types see the below section “Environmental and Other Regulations in the Shipping Industry – Water Pollution – International – a. International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk” in this Item 4.

(1)	SLB = Sale and lease-back.
(2)	Owned through our Vista Joint Venture.
(3)	TC-in = Time charter in.
Medium range tankers (MR)
As at December 31, 2023, our Hafnia Fleet comprised 62 MR-vessels; 50 Hafnia Vessels, ten TC Vessels and two JV Vessels.
The MRs carry a wide range of oil and oil products which includes gasoline, diesel, naphtha, kerosene, vegetable oil, fuel, crude oil, easy chemicals, etc.
The following table presents certain key information with respect to the MRs in our Hafnia Fleet.

Vessel Name	Month/ Year built	Shipyard(*)	Cargo Capacity (DWT)	Flag	Ownership %	Classification Society(**)	IMO(***)	Employment Type
Basset	Nov-19	JMU	49,875	Singapore	TC-in(3)	ClassNK	2/3	MR Pool
Beagle	Mar-19	JMU	49,850	Panama	TC-in(3)	ClassNK	2/3	MR Pool
Boxer	Jun-19	JMU	49,852	Singapore	TC-in(3)	ClassNK	2/3	MR Pool
Bulldog	Feb-20	JMU	49,856	Singapore	TC-in(3)	ClassNK	2/3	MR Pool
BW Bobcat	Aug-14	SPP	49,999	Singapore	100%	LR	2/3	MR Pool
BW Egret	Nov-14	SPP	49,999	Singapore	100%	ABS	2/3	MR Pool
BW Falcon	Feb-15	SPP	34,999	Singapore	100%	ABS	2/3	Time Charter
BW Jaguar	Mar-14	SPP	49,999	Singapore	100%	LR	2/3	MR Pool
BW Kestrel	Aug-15	SPP	49,999	Singapore	100%	ABS	2/3	Time Charter
BW Merlin	Sep-15	SPP	49,999	Singapore	100%	DNV	2/3	Time Charter
BW Osprey	Oct-15	SPP	49,999	Singapore	100%	DNV	2/3	MR Pool
BW Wren	Mar-16	SPP	49,999	Singapore	100%	DNV	2/3	MR Pool
Challenge Procyon	Apr-11	SKDY	45,996	Singapore	TC-in(1)	ClassNK	N/A	MR Pool
Clearocean Ginkgo	Aug-21	HMD	44,999	Singapore	TC-in(1)	ABS	2/3	MR Pool
Clearocean Milano	Oct-21	HMD	50,485	Philippines	TC-in(1)	BV	2/3	MR Pool
Dee4 Larch	Aug-16	HVS	49,737	Denmark	TC-in(1)	ABS	2/3	Spot Charters
Hafnia Andrea	Jun-15	HMD	49,999	Singapore	100%	ABS	2/3	MR Pool
Hafnia Andromeda	May-11	GSI	50,386	Malta	100%	LR	2/3	MR Pool
Hafnia Ane	Nov-15	GSI	49,999	Malta	100%	DNV	2/3	MR Pool
Hafnia Atlantic	Dec-17	GSI	49,614	Singapore	100%	LR	2	Chemical-MR Pool
Hafnia Caterina	Aug-15	HMD	49,999	Singapore	100%	ABS	2/3	MR Pool
Hafnia Cheetah	Feb-14	SPP	49,999	Singapore	100%	ABS	2/3	Time Charter
Hafnia Cougar	Jan-14	SPP	49,999	Singapore	100%	LR	2/3	MR Pool
Hafnia Crux	Feb-12	GSI	52,550	Denmark	100%	LR	2	MR Pool
Hafnia Daisy	Aug-16	GSI	49,899	Malta	100%	DNV	2/3	Time Charter
Hafnia Eagle	Jul-15	SPP	49,999	Singapore	100%	LR	2/3	MR Pool
Hafnia Hawk	Jun-15	SPP	49,999	Singapore	100%	ABS	2/3	MR Pool
Hafnia Henriette	Jun-16	GSI	49,999	Malta	100%	DNV	2/3	MR Pool
Hafnia Kirsten	Jan-17	GSI	49,999	Malta	100%	DNV	2/3	MR Pool
Hafnia Lene	Jul-15	GSI	49,999	Malta	100%	DNV	2/3	Time Charter
Hafnia Leo	Nov-13	GSI	52,318	Malta	100%	LR	2	MR Pool
Hafnia Leopard	Jan-14	SPP	49,999	Singapore	100%	LR	2/3	MR Pool
Hafnia Libra	May-13	GSI	52,385	Denmark	100%	LR	2	MR Pool
Hafnia Lioness	Jan-14	SPP	49,999	Singapore	100%	LR	2/3	MR Pool
Hafnia Lise	Sep-16	GSI	49,875	Malta	100%	DNV	2/3	Time Charter
Hafnia Lotte	Jan-17	GSI	49,999	Malta	100%	DNV	2/3	MR Pool
Hafnia Lupus	Apr-12	GSI	52,550	Denmark	100%	LR	3	MR Pool
Hafnia Lynx	Nov-13	SPP	49,999	Singapore	100%	LR	2/3	MR Pool
Hafnia Mikala	May-17	GSI	49,999	Malta	100%	DNV	2/3	MR Pool
Hafnia Myna	Oct-15	SPP	49,999	Singapore	100%	LR	2/3	Time Charter
Hafnia Nordica	Mar-10	SKDY	53,520	Malta	100%	ClassNK	N/A	MR Pool
Hafnia Pacific	Dec-17	GSI	49,686	Singapore	100%	LR	2	Chemical-MR Pool
Hafnia Panther	Jun-14	SPP	49,999	Singapore	100%	LR	2/3	MR Pool
Hafnia Pegasus	Oct-10	GSI	49,999	Denmark	100%	LR	2/3	MR Pool
Hafnia Petrel	Jan-16	SPP	49,999	Singapore	100%	DNV	2/3	Time Charter
Hafnia Phoenix	Jul-13	GSI	49,999	Denmark	100%	LR	2	MR Pool
Hafnia Puma	Nov-13	SPP	49,999	Singapore	100%	ABS	2/3	MR Pool
Hafnia Raven	Nov-15	SPP	49,999	Singapore	100%	DNV	2/3	Time Charter
Hafnia Swift	Jan-16	SPP	49,999	Singapore	100%	DNV	2/3	MR Pool
Hafnia Tanzanite	Nov-16	STX	49,478	Marshall Islands	SLB(2)	ABS	2	Chemical-MR Pool
Hafnia Taurus	Jun-11	GSI	49,999	Malta	100%	LR	2/3	MR Pool
Hafnia Tiger	Mar-14	SPP	49,999	Singapore	100%	LR	2/3	MR Pool
Hafnia Topaz	Jul-16	STX	44,999	Marshall Islands	SLB(2)	ABS	2	Chemical-MR Pool
Hafnia Tourmaline	Oct-16	STX	49,513	Marshall Islands	SLB(2)	ABS	2	Chemical-MR Pool
Hafnia Turquoise	Apr-16	STX	49,516	Marshall Islands	100%	ABS	2	Chemical-MR Pool
Hafnia Valentino	May-15	HVS	49,126	Singapore	100%	DNV	2	Chemical-MR Pool
Hafnia Violette	Mar-15	HVS	49,126	Marshall Islands	100%(3)	ABS	2	Chemical-MR Pool
Hafnia Viridian	Jan-15	HVS	49,126	Marshall Islands	100%(3)	ABS	2	Chemical-MR Pool
Orient Challenge	Jun-17	HVS	49,972	Singapore	TC-in(1)	ClassNK	3	MR Pool
Orient Innovation	Jul-17	HVS	49,997	Singapore	TC-in(1)	ClassNK	3	MR Pool
PS Stars	Jan-22	HMD	49,999	Marshall Islands	50%(4)	LR	2/3	Time charter

Vessel Name	Month/ Year built	Shipyard(*)	Cargo Capacity (DWT)	Flag	Ownership %	Classification Society(**)	IMO(***)	Employment Type
Yellow Stars	Jul-21	HMD	49,999	Marshall Islands	50%(4)	LR	2/3	Time charter
Total 62 vessels			3,079,251
(*)
In the above table, JMU refers to Japan Marine United Corporation; SPP refers to SPP Shipbuilding Co. Ltd.; GSI refers to Guangzhou Shipyard International Co. Ltd.; SKDY refers to Shin Kurushima Dockyard Co. Ltd.; STX refers to K Shipbuilding Co. Ltd. (formerly “STX Offshore and Shipbuilding Co. Ltd”); HVS refers to Hyundai-Vietnam Shipbuilding Co. Ltd. (formerly “Hyundai Vinashin Shipyard Co. Ltd.”); and HMD refers to Hyundai Mipo Dockyard Co. Ltd.

(**)	For a discussion regarding Classification Society see the below section “Classification Societies” in this Item 4.
(***)
For a discussion of IMO ship types see the below section “Environmental and Other Regulations in the Shipping Industry – Water Pollution – International – a. International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk” in this Item 4.

(1)	TC-in = Time charter-in.
(2)	SLB = Sale and lease-back.
(3)
As at December 31, 2023, these vessels were bareboat chartered in under a sale and lease-back arrangement with JFL; however, we exercised purchase options on these vessels in January 2024 and at the date of the Registration Statement have a 100% ownership interest in these vessels.

(4)	Owned through the Andromeda Joint Venture.
Handy tankers (Handy)
As at December 31, 2023, our Hafnia Fleet comprised 24 Handy vessels, all of which are Hafnia Vessels.
Our Handy vessels carry a wide range of oil and oil products which includes gasoline, diesel, naphtha, kerosene, vegetable oil, fuel, crude oil, easy chemicals, etc.
The following table presents certain key information with respect to the Handy vessels in our Hafnia Fleet.
Vessel Name	Month/ Year built	Shipyard(*)	Cargo Capacity (DWT)	Flag	Ownership %	Classification Society (**)	IMO(***)	Employment Type
Hafnia Achroite	Jan-16	HMD	38,506	Marshall Islands	100%(1)	ABS	2	Chemical-Handy Pool
Hafnia Adamite	Sep-15	HMD	38,506	Marshall Islands	100%	ABS	2	Chemical-Handy Pool
Hafnia Alabaster	Nov-15	HMD	38,506	Marshall Islands	100%(1)	ABS	2	Chemical-Handy Pool
Hafnia Almandine	Feb-15	HMD	38,506	Marshall Islands	100%	ABS	2	Chemical-Handy Pool
Hafnia Amazonite	May-15	HMD	38,506	Marshall Islands	100%	ABS	2	Chemical-Handy Pool
Hafnia Amber	Feb-15	HMD	38,506	Marshall Islands	100%	ABS	2	Chemical-Handy Pool
Hafnia Amessi	Jul-15	HMD	38,506	Singapore	SLB(2)	ABS	2	Chemical-Handy Pool
Hafnia Amethyst	Mar-15	HMD	38,506	Marshall Islands	100%	ABS	2	Chemical-Handy Pool
Hafnia Ametrine	Apr-15	HMD	38,506	Marshall Islands	100%	ABS	2	Chemical-Handy Pool
Hafnia Ammolite	Aug-15	HMD	38,506	Singapore	SLB(2)	ABS	2	Chemical-Handy Pool
Hafnia Andesine	May-15	HMD	38,506	Marshall Islands	100%	ABS	2	Chemical-Handy Pool
Hafnia Aquamarine	Jun-15	HMD	38,506	Singapore	SLB(2)	ABS	2	Chemical-Handy Pool
Hafnia Aragonite	Oct-15	HMD	38,506	Marshall Islands	100%(1)	ABS	2	Chemical-Handy Pool
Hafnia Aronaldo	Jun-15	HMD	38,506	Marshall Islands	SLB(2)	ABS	2	Chemical-Handy Pool
Hafnia Aventurine	Apr-15	HMD	38,506	Marshall Islands	100%	ABS	2	Chemical-Handy Pool
Hafnia Axinite	Jul-15	HMD	38,506	Singapore	SLB(2)	ABS	2	Chemical-Handy Pool
Hafnia Azotic	Sep-15	HMD	38,506	Marshall Islands	SLB(2)	ABS	2	Chemical-Handy Pool
Hafnia Azurite	Aug-15	HMD	38,506	Singapore	SLB(2)	ABS	2	Chemical-Handy Pool
Hafnia Bering	Apr-15	HMD	39,067	Singapore	100%	LR	2/3	Time Charter
Hafnia Magellan	May-15	HMD	39,067	Singapore	100%	LR	2/3	Time Charter
Hafnia Malacca	Jul-15	HMD	39,067	Singapore	100%	LR	2/3	Handy Pool
Hafnia Soya	Nov-15	HMD	39,067	Singapore	100%	LR	2/3	Handy Pool
Hafnia Sunda	Sep-15	HMD	39,067	Singapore	100%	LR	2/3	Handy Pool
Hafnia Torres	May-16	HMD	39,067	Singapore	100%	LR	2/3	Handy Pool
Total 24 vessels			927,510
(*)	In the above table, HMD refers to Hyundai Mipo Dockyard Co. Ltd.
(**)	For a discussion regarding Classification Society see the below section “Classification Societies” in this Item 4.

(***)
For a discussion of IMO ship types see the below section “Environmental and Other Regulations in the Shipping Industry – Water Pollution – International – a. International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk” in this Item 4.

(1)
As at December 31, 2023, these vessels were bareboat chartered in under a sale and lease-back arrangement with CSSC; however, we exercised the purchase options on these vessels in February and March 2024 and at the date of the Registration Statement have a 100% ownership interest in these vessels.

(2)	SLB = Sale and lease-back.
Newbuilds
We have entered into shipbuilding contracts for the construction of four MR vessels. These vessels will be employed on long-term time charters. The shipbuilding contracts regarding these vessels have been novated to our Ecomar Joint Venture.
The following table presents certain key information with respect to the newbuilds we and our joint ventures have on order as at the date of this Registration Statement:
Vessel Name	Type of vessel	To be delivered	Shipyard(*)	Capacity	Flag	Ownership %	Classification Society(**)	IMO(***)
Hull 21110074	MR	Apr-25	GSI	49,800	TBD	50%(1)	BV	2
Hull 21110075	MR	Sep-25	GSI	49,800	TBD	50%(1)	BV	2
Hull 23110004	MR	Nov-25	GSI	49,800	TBD	50%(1)	BV	2
Hull 23110005	MR	Jul-26	GSI	49,800	TBD	50%(1)	BV	2
Total (4 newbuilds)				199,200
(*)	GSI refers to Guangzhou Shipyard International Co. Ltd.
(**)	For a discussion regarding Classification Society see the below section “Classification Societies” in this Item 4.
(***)
For a discussion of IMO ship types see the below section “Environmental and Other Regulations in the Shipping Industry – Water Pollution – International – a. International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk” in this Item 4.

(1)	Owned through the Ecomar Joint Venture.
All the shipbuilding contracts are subject to customary cancellation provisions. The newbuilds may be cancelled by us, inter alia, in the event of default by the shipbuilder due to bankruptcy or liquidation, in which case the newbuild(s) will be cancelled against a full refund amount (including interest) which is guaranteed by a bank, and in the event of excessive delay or vessel specification issues, in which case we will be entitled to a customary contract price reduction by way of liquidated damages or to cancel with a refund of pre-delivery instalments together with interest depending on the circumstances. The shipbuilder will be entitled to cancel the newbuilds, inter alia, in the event of payment default by us.
The Pools
As at March 1, 2024, we operated as a pool manager for seven commercial tanker pools: (i) the specialised pool for Specialised vessels (“Specialised Pool”), (ii) the Handy pool for Handy vessels (the “Handy Pool”), (iii) the Chemical-Handy pool for certain Handy vessels capable of carrying chemical products (the “Chemical-Handy Pool”), (iv) the MR pool for MR vessels (the “MR Pool”), (v) the Chemical-MR pool for certain MR vessels capable of carrying chemical products (the “Chemical-MR Pool”), (vi) the LR1 pool for LR1 vessels (the “LR1 Pool”) and (vii) the LR2 pool for LR2 vessels (the “LR2 Pool”) and have announced the establishment of a new Panamax pool for Panamax vessels (the “Panamax Pool”) (each of the Specialised Pool, the Handy Pool, the Chemical-Handy Pool, the MR Pool, the Chemical-MR Pool, the LR1 Pool, the LR2 Pool and the Panamax Pool, a “Pool”, and together collectively known as the “Pools”).
In the Pools, we commercially manage Pool Vessels (i.e., vessels owned and/or operated by third parties which are commercially managed through our Pools) in addition to vessels from the Hafnia Fleet.
As at December 31, 2023, the Specialised Pool comprised 15 vessels, all of which were Pool Vessels; the Handy Pool comprised 13 vessels of which 9 were Pool Vessels; the Chemical-Handy Pool comprised 24 vessels of which 6 were Pool Vessels; the MR Pool comprised 65 vessels of which 25 were Pool Vessels; the Chemical-MR Pool comprised nine vessels all of which were Hafnia Vessels; the LR1 Pool comprised 48 vessels of which 13 were Pool Vessels; and the LR2 Pool comprised 7 vessels of which 3 were Pool Vessels. We have Hafnia Vessels operating in each of the Pools except the Specialised Pool.

Pool Agreements
We operate the Pools through our pool managing entities, Hafnia Pools Pte. Ltd. and Hafnia Middle East DMCC, both of which are wholly-owned subsidiaries of ours (each a “Pool Manager”). The Pools are operated on the basis of eight separate pool agreements, which are amended from time to time (the “Pool Agreements”). These Pool Agreements are entered into between the respective Pool Manager and the relevant pool participants. With respect to our Hafnia Vessels and TC Vessels, the relevant Hafnia entities with ownership (or disponent ownership) of such vessels also constitute pool participants.
Until February 2023, we operated all the Pools as “agent-to-owner” pools, where the Pool Manager entered into contracts for the employment of the vessels as an agent to the vessels’ respective owners. In February 2023, we changed the Handy Pool, MR Pool, LR1 Pool and the LR2 Pool to a ‘disponent-owner’ model as we believed it would lead to an increase in efficiency and in our access to working capital facilities. We are in the process of transitioning the Chemical-Handy Pool and the Chemical-MR Pool to the ‘disponent-owner’-model and expect this process to be completed during 2024. We are not currently planning to transition the Specialised Pool from the ‘agent-to-owner’ model to the ‘disponent-owner’ model. The Panamax Pool will be a disponent-owner Pool from its establishment.
The ‘disponent owner’ of a vessel is the person who contractually has right to use and possession of the vessel, either as owner or charterer of the vessel. Certain of the Pools are, as stated above, structured as ‘disponent-owner’-pools where the Pool Manager is the time charterer of the vessels in the pool. Therefore, in addition to the relevant Pool Agreement, each pool participant enters into a time charter with the relevant Pool Manager when entering their vessel in a ‘disponent-owner’-model Pool. On this basis, the relevant Pool Manager contractually becomes the disponent owner of each of the vessels in the ‘disponent-owner’ model pools and enters into contracts for the employment of the vessels in a Pool in its own name.
Pursuant to the Pool Agreements, each vessel is allocated a number of ‘pool points’. A vessel’s pool points are based on its earning capabilities (which is largely defined by its fuel consumption) and may be adjusted in accordance with the terms of the Pool Agreements if, e.g., the earning capacity of the vessel changes. In each pool, aggregated earnings of all vessels are, as a general rule, distributed between all participating vessels pro rata to their pool points. Certain exceptions apply, for example, in respect of time charters exceeding 12 months, where each pool participant can elect whether to opt-in or opt-out of earnings (and losses) relating to that time charter. As at December 31, 2023, there was one vessel in the Pools chartered out on a long-term time charter.
Though a Pool Manager of a Pool under the ‘disponent-owner’ model has certain rights as time charterer with regard to employment and potential liabilities in connection with such role, the Pool Manager does not recognise TCE income from any Pool Vessel or JV Vessel operating in the Pools, where the relevant pool participant that is a third party owner or joint venture company, respectively, recognises the relevant TCE income. None of the Pool Managers benefit directly from gains or losses of revenue generated by use of the Pool Vessels or JV Vessels, receiving only management fees. Such fees are only a small percentage of the income generated by vessels in the Pool.
A pool participant may only withdraw from the pool under certain conditions and shall give notice to the relevant Pool Manager of such withdrawal in accordance with the terms of the relevant Pool Agreement.
Pool participants are fully responsible for the financing, insurance (except insurance related to procurement of bunkers), maintenance and technical management, including manning, of their vessels.
Each of the Pool Managers, acting as disponent owner of the Pool Vessels in the Pools structured as ‘disponent-owner’ pools, is contractually exposed to certain claims, including technical, operational, Freight, Demurrage and Defence and charterer’s liabilities as well as credit risks in relation to the pool participants, its customers, and in relation to letters of indemnity received by the relevant Pool Manager on the discharge of cargo. Some of these risks may be substantial, including, but not limited to, claims on bills of lading if a customer defaults or if a customer is sanctioned while the customer has cargo on board a vessel, in which case the vessel may not earn income until the issues are resolved. The Pool Agreements include provisions to mitigate these risks; however, there can be no assurance that the risks are or can be fully mitigated. In addition, as discussed above, each of the Pool Managers contractually passes all TCE income/losses on Pool Vessels and JV Vessels to the pool participants.

In our LR1 Pool, the vessels are separated into an A-pool and a B-pool. The B-pool comprises vessels which are 15 years or older with or without ballast water treatment systems or which are under 15 years and do not have ballast water treatment systems. The A-pool and B-pool are not separate pools but rather notional constructs which exist in order to separate the vessels in the LR1 Pool for the purpose of sharing of revenue, expenses, income and claims arising solely in relation to the vessels in the ‘B-pool’ in the LR1 Pool.
Management of vessels in the Pools
The Pools comprise both Pool Vessels, Hafnia Vessels, JV Vessels, and TC Vessels. The vessels in the Pools are employed through a variety of maritime transportation arrangements based on the needs of our customers including, inter alia, contracts of affreightment, time charters and voyage charters. These types of contracts are further described below in the section “Commercial Trading of the Combined Fleet.”
Management of the Pools
Each Pool is managed by a pool board, comprising up to two representatives from each pool participant (the “Pool Board”). The Pool Board is the governing body for the Pool, managing the responsibility for the overall strategic direction of the Pools. All decisions and resolutions of the respective Pool Boards must be approved by at least 2/3 of the pool participants and no less than a 2/3 majority of votes cast. Each pool participant has one vote per vessel in the relevant Pool. The Pool Board meets approximately every six months and can hold extraordinary meetings if any pool participant so requests. The Pool Board can decide on all matters relating to the Pool Agreement and can additionally give guidelines to the Pool Manager as to how the Pool Manager shall perform its duties. Certain decisions cannot be taken by the Pool Manager without the prior approval of the Pool Board, including, but not limited to, the committal of a vessel in the pool on time charters or consecutive voyage charter which will or may at the option of the charterer exceed 12 months (plus 30 days option) or the Pool Manager entering into contracts of affreightment (“COA”) for periods longer than 12 months, any changes to the pool points of a vessel in the Pool, and/or the approval of new pool participants and new pool vessels.
The Pool Board is complemented by the relevant Pool Manager, which as pool manager represents the Pools in external relations and oversees the day-to-day commercial operation under the authority of the Pool Board. The Pool Manager has authority to enter into employment and other material agreements for the vessels in the relevant Pool, including forward freight agreements and bunker hedging agreements transactions on behalf of pool participants in accordance with the terms of the relevant Pool Agreement. Additionally, the Pool Manager performs marketing, bunker purchasing, and commercial operation of the vessels in accordance with the terms of the relevant Pool Agreement.
Third-party pool vessels
The following table presents certain key information with respect to the third-party vessels in the Pools as at December 31, 2023 and does not reflect events such as name changes, ownership changes and Pool entries and Pool exits which have occurred after December 31, 2023:
Pool	Vessel name	Year Built	Capacity (dwt)	Pool entry	Registered Owner	IMO(*)	Flag
LR2 Pool	Norddolphin	2017	113,955	Sep-22	MT Norddolphin Shipping Management B.V.	N/A	Portugal
LR2 Pool	Nordmarlin	2017	113,959	Nov-22	MT Nordmarlin Shipping Management B.V.	N/A	Portugal
LR2 Pool	Seaways Shenandoah	2014	112,691	Jul-23	Mindanao Tanker Corporation	N/A	Marshall Islands

LR1 Pool	Avra Patros	2008	74,998	Jul-22	Agios Athanasios Shipping Enterprises Inc.	N/A	Liberia
LR1 Pool	Bluebird	2016	74,074	Feb-17	Larine Tankers Pte. Ltd.	N/A	Singapore
LR1 Pool	Chemtrans Arctic	2005	73,911	Jun-20	Sparrow 2 Shipping Inc.	N/A	Marshall Islands
LR1 Pool	Chemtrans Baltic	2005	73,897	Aug-20	Sparrow 1 Shipping Inc.	N/A	Marshall Islands
LR1 Pool	Chemtrans Ionian	2007	76,580	Jul-22	Sparrow 7 Shipping Inc.	N/A	Marshall Islands
LR1 Pool	Estia	2007	73,711	Apr-22	Fred Maritime S.A.	N/A	Bahamas
LR1 Pool	Evridiki	2008	73,740	Apr-17	Evridiki Maritime S.A.	N/A	Bahamas
LR1 Pool	Jag Amisha	2009	74,889	Dec-23	The Great Eastern Shipping Company Ltd	N/A	India
LR1 Pool	Jag Aparna	2009	74,859	Feb-22	The Great Eastern Shipping Company Ltd	N/A	India
LR1 Pool	Mindoro Star	2009	73,677	Oct-18	Troy Shipping Corp	3	Marshall Islands

Pool	Vessel name	Year Built	Capacity (dwt)	Pool entry	Registered Owner	IMO(*)	Flag
LR1 Pool	Pelagic Turbot	2009	73,394	Mar-23	Demile Limited	N/A	Cyprus
LR1 Pool	Starling	2016	74,033	Feb-17	Larine Tankers Pte. Ltd.	N/A	Singapore
LR1 Pool	Two Million Ways	2008	73,965	Jan-23	MT TMW Shipping Management B.V	N/A	Cyprus

MR Pool	Aegean Star	2019	50,506	Jun-19	Saltini Shipping Corporation	2/3	Marshall Islands
MR Pool	Alcyone T	2010	45,951	Jan-23	Alcyone Tankers Ltd	N/A	Marshall Islands
MR Pool	Aldabra	2008	47,399	Sep-22	Maritime Aldabra LLC	N/A	Marshall Islands
MR Pool	Alpine Marina	2010	46,162	Jul-23	Tornado Navigations Inc.	3	Marshall Islands
MR Pool	Angel Star	2006	48,635	Dec-21	Selitsa Shipping Corporation	N/A	Marshall Islands
MR Pool	Bantry Bay	2023	49,999	Dec-23	AL TANKER I SHIPPING PTE. LTD.	2	Singapore
MR Pool	Centennial Matsuyama	2008	47,165	Feb-23	Meiji Shipping B.V.	N/A	Malta
MR Pool	Chios Star	2018	50,506	Mar-19	Lousios Shipping Corporation	2/3	Marshall Islands
MR Pool	Coetivy	2010	45,994	Oct-22	Maritime Coetivy LLC	N/A	Marshall Islands
MR Pool	Ionian Star	2019	50,506	Mar-19	Yliki Shipping Corporation	2/3	Marshall Islands
MR Pool	Jag Parth	2008	46,197	Nov-23	The Great Eastern Shipping Co. Ltd.	2	India
MR Pool	Jag Pooja	2005	48,539	Nov-22	The Great Eastern Shipping Co. Ltd.	N/A	India
MR Pool	Jag Prakash	2007	47,848	Aug-22	The Great Eastern Shipping Co. Ltd.	N/A	India
MR Pool	Jag Prerana	2007	47,848	Jun-22	The Great Eastern Shipping Co. Ltd.	2	India
MR Pool	Jag Punit	2016	49,717	Jun-22	The Great Eastern Shipping Co. Ltd.	2	India
MR Pool	Jag Pushpa	2007	47,848	Sep-22	The Great Eastern Shipping Co. Ltd.	3	India
MR Pool	Kardiani	2008	44,999	May-22	Magnolia Shiptrade S.A.	2	Malta
MR Pool	Kouros	2008	49,999	Jul-17	Kouros Maritime S.A.	2/3	Liberia
MR Pool	Lysias	2008	49,999	Jun-17	Lysias Maritime S.A.	3	Malta
MR Pool	MP MR Tanker 1	2011	49,999	Apr-21	M Pallonji Shipping Singapore Pte Ltd	2	Singapore
MR Pool	Oinoussian Star	2018	50,506	Feb-20	Louros Shipping Corporation	2/3	Marshall Islands
MR Pool	OKEE John T	2006	53,712	Nov-22	OKEE Ship Thirteen GmbH & Co. KG	N/A	Liberia
MR Pool	OKEE Ulf	2006	53,688	Nov-22	OKEE Ship Twelve Limited	N/A	Liberia
MR Pool	Rich Rainbow	2021	49,999	Nov-23	Rich Ocean Shipping Inc.	2/3	Panama
MR Pool	Star Merlin	2007	53,755	Jun-22	Star Merlin LLC	N/A	Portugal

Handy Pool	Anael	2007	39,988	Feb-22	Merville Ventures Inc.	3	Liberia
Handy Pool	Hafnia Bering	2015	39,067	Sep-23	Hafnia Tankers Shipholding Singapore Pte. Ltd.(1)	2/3	Singapore
Handy Pool	Prelude	2007	39,988	Jun-22	Verda Enterprises Company	3	Liberia
Handy Pool	VS Glory	2006	34,671	Nov-21	Valloeby Glory Limited	3	Isle of Man
Handy Pool	VS Leia	2006	38,461	Mar-19	Valloeby Leia Limited	N/A	Isle of Man
Handy Pool	VS Lisbeth	2006	38,492	Apr-18	Valloeby Lisbeth Limited	N/A	Isle of Man
Handy Pool	VS Remlin	2003	34,530	Dec-21	Valloeby Remlin Limited	N/A	Isle of Man
Handy Pool	VS Spirit	2007	34,671	Mar-20	Valloeby Spirit Limited	3	Isle of Man
Handy Pool	Wise	2009	41,369	Apr-23	Minsheng Yangshun (Tianjin) Shipping Leasing Company Limited	3	Singapore
Chemical-Handy Pool	TRF Mandal	2016	37,596	Nov-22	WLR/TRF HMN8 Holdings I LLC	2	Marshall Islands
Chemical-Handy Pool	TRF Marquette	2016	37,596	Dec-22	WLR/TRF HMN8 Holdings II LLC	2	Marshall Islands
Chemical-Handy Pool	TRF Memphis	2016	37,596	Aug-22	WLR/TRF HMN8 Holdings III LLC	2	Marshall Islands
Chemical-Handy Pool	TRF Mobile	2016	37,596	Sep-22	WLR/TRF HMN8 Holdings IV LLC	2	Marshall Islands
Chemical-Handy Pool	TRF Mongstad	2016	37,596	Sep-22	WLR/TRF HMN8 Holdings V LLC	2	Marshall Islands
Chemical-Handy Pool	TRF Moss	2016	37,596	Jun-22	WLR/TRF HMN8 Holdings VI LLC	2	Marshall Islands

Specialised Pool	Amur Star	2010	13,019	Aug-20	Valloeby Amur Star Ltd.	2	Malta
Specialised Pool	Colorado Star	2010	13,021	Aug-20	Valloeby Colorado Star Ltd.	2	Malta
Specialised Pool	Ganges Star	2010	13,013	Aug-20	Valloeby Ganges Star Ltd.	2	Malta
Specialised Pool	Kongo Star	2010	13,011	Aug-20	Valloeby Kongo Star Ltd.	2	Malta

Pool	Vessel name	Year Built	Capacity (dwt)	Pool entry	Registered Owner	IMO(*)	Flag
Specialised Pool	Lacanau	2007	11,674	Apr-22	Valloeby Lacanau Ltd.	2	Isle of Man.
Specialised Pool	Lamentin	2007	11,320	Jun-21	Valloeby Lamentin Ltd.	1	Malta
Specialised Pool	Lascaux	2007	11,674	Apr-22	Valloeby Lascaux Ltd.	2	Malta
Specialised Pool	Mississippi Star	2010	13,054	Aug-20	Valloeby Mississippi Star Ltd.	2	Malta
Specialised Pool	Murray Star	2011	13,006	Aug-20	Valloeby Murray Star Ltd.	2	Malta
Specialised Pool	Pechora Star	2011	13,021	Aug-20	Valloeby Pechora Star Ltd.	2	Malta
Specialised Pool	Shannon Star	2010	13,023	Aug-20	Valloeby Shannon Star Ltd.	2	Malta
Specialised Pool	ST Sara	2007	8,019	Jul-21	Valloeby Sara Ltd.	2	Malta
Specialised Pool	VS Lara	2006	11,276	Jun-21	Valloeby Lara Ltd.	2	Malta
Specialised Pool	VS Salma	2008	8,011	May-21	Valloeby Salma Ltd.	2	Malta
Specialised Pool	VS Salome	2007	7,915	May-21	Valloeby Salome Ltd.	2	Malta
Total 71 Pool Vessels			3, 274,678
(*)
For a discussion of IMO ship types see “Environmental and Other Regulations in the Shipping Industry – Water Pollution – International – a. International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk” in this Item 4.

Commercial Management
From time to time we will, in addition to commercial management of third-party vessels through the Pools, perform commercial management of third-party vessels outside of the Pools. As at December 31, 2023, we commercially managed four third-party vessels in addition to the Pool Vessels.
Commercial management of third-party vessels is typically only used when the vessels in question only need employment for a limited period of time, e.g., between other employment types or before being delivered to new owners. Because the period of commercial management is short, it is generally not practicable to place the vessel in a Pool as this involves a much more intensive and time consuming process, whereas it is much easier to establish a commercial management structure for a single vessel. On occasion, we may also use the commercial management structure to test-employ tonnage which may be a candidate for entering a Pool, but where we want to satisfy ourselves that the vessel in question is able to trade properly in the market before recommending it for pool entry.
When vessels are commercially managed by us, we act as agent to the vessel’s owner (registered owner or disponent owner, as the case may be), not as principal. Owners are responsible for providing required working capital to us, so we have no outlays for vessel related expenses from our accounts.
Commercial trading of the Combined Fleet
Vessels are employed in the market through a number of different commercial arrangements. The general terms normally found in these types of contracts are described below.
•
Voyage charters in the spot market. The spot market generally refers to the segment of the market where vessels are employed for a single voyage. A vessel earns income from each individual voyage and the owner pays the voyage expenses, including bunker and port costs. Spot market pricing, which can be volatile, is influenced by a number of factors, including the number of competing vessels, the number of cargoes available, oil pricing and arbitrage, worldwide events, and weather. Idle time between voyages is possible depending on the availability of cargo and positioning of the vessel. Under a spot market voyage charter, the vessel owner pays for both the voyage expenses (less specified amounts covered by the contract) and vessel operating costs.

•
Time charter. Under a time charter, a vessel is chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or changes in current market rates. Under a time charter, the owner operates the vessel and is responsible for crewing and arranging for technical management for the vessel. The owner also bears other operating expenses, such as repairs and maintenance, insurance, stores, lube oil, communications expenses and technical management fees, whereas the charterer bears voyage expenses such as port costs and bunkers.

•
Contract of affreightment (“COA”). A contract of affreightment is a contract for the carriage of a specific volume of cargo with multiple voyages over the same route and over a specified period of time which can span a number of years but in most cases runs for 12 months. A COA does not designate the specific vessel or voyage schedules that will transport the cargo, thereby providing both the charterer and the owner greater flexibility than a typical charter alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date and the shipowner may use different vessels to perform the individual voyages. Under this contract arrangement, all of the vessels’ operating, voyage and capital costs are borne by the owner while the freight rate normally is a per-cargo-ton basis with a minimum cargo quantity for every lifting guaranteed by the charterer.

•
Consecutive voyage contract (“CVC”). Under a CVC, the shipowner provides one vessel for multiple voyages to transport a certain amount of cargo within a specified period covering a specified trade from a fixed place to fixed destinations designated by the customer. All of the vessel’s operating, voyage and capital costs are borne by the owner. The freight rate normally is agreed on a fixed rate basis but can also be floating according to a pre-agreed index. We do not have any CVC arrangements in place.

•
Bareboat charter. Under a bareboat charter, the vessel owner is paid a monthly rate for a certain period of time during which the charterer is responsible for the operating expenses and voyage expenses of the vessel and for the full management of the vessel. Whereas our Pools employ participating vessels by means of voyage charters in the spot market, time charters and COAs, bareboat charters are outside the scope of the Pool Agreements.

As of December 31, 2023, we had covered 16% of the projected earning days in 2024 for our Hafnia Fleet at an average rate of $26,509.
Our chartering department is responsible for the development, marketing and negotiation of the employment contracts for all of the vessels in our Combined Fleet. Contract negotiations are done directly with our clients as well as through shipbrokers, and in most cases a shipbroker will be nominated subsequently when negotiations are done directly with our clients. Our chartering department is also responsible for chartering-in tonnage on spot voyages to cover certain cargo commitments as well as time chartering-in vessels for arbitrage profits derived through offsetting time charter-out contracts on owned tonnage for longer periods. All contracts are negotiated and concluded by our chartering department on behalf of our Pools under instructions and authority from the Pool Board and our Chief Executive Officer in accordance with our internal approval procedures.
Time charter-out portfolio
As at December 31, 2023, we have 12 Hafnia Vessels and five JV Vessels trading outside the Pools and entered into time charter contracts with customers for periods longer than six months. Additionally, we have entered into long-term time charters for five newbuild JV Vessels which will commence upon delivery of the vessels. The newbuilds will be delivered to the charterer when we have taken delivery from the shipyard.
The following table presents key information pertaining to the time charter contracts (incl. options).
Vessel Name	Vessel type	Year built	Charterer	Expiry Date	Extension option period
BW Falcon	MR	2015	BP Shipping Ltd	Jun-25	—
BW Kestrel	MR	2015	Orient Oil Express Pte Ltd	Feb-25	—
BW Merlin	MR	2015	Orient Oil Express Pte Ltd	Feb-25	—
Hafnia Bering	Handy	2015	Mercuria Energy	Oct-24	—
Hafnia Cheetah	MR	2014	Orient Oil Express Pte Ltd	Mar-25	—
Hafnia Daisy	MR	2016	Valero	Nov-26	—
Hafnia Languedoc	LR2	2023	CSSA	Mar-30	1+1+1 year
Hafnia Larvik	LR2	2023	Equinor	Oct-28	—
Hafnia Lene	MR	2015	Aramco Trading Company	Feb-25	—
Hafnia Lillesand	LR2	2024	Equinor	Mar-29	—
Hafnia Lise	MR	2016	Valero	Oct-26	—
Hafnia Loire	LR2	2023	CSSA	May-30	1+1+1 year
Hafnia Magellan	Handy	2015	Petroineos Manufacturing (Scotland) Ltd	Sep-24	—
Hafnia Myna	Handy	2015	St Shipping and Transport Pte Ltd	Mar-24	—
Hafnia Petrel	MR	2016	BP Shipping Ltd	Oct-25	—

Vessel Name	Vessel type	Year built	Charterer	Expiry Date	Extension option period
Hafnia Raven	MR	2015	St Shipping and Transport Pte Ltd	Sep-24	—
PS Stars	MR	2022	Clearlake	Jan-27	1 year
Yellow Stars	MR	2021	Clearlake	Jul-26	1 year
Hull 21110074	MR	Est. 2025	CSSA	Est. 32	1+1+1 year
Hull 21110075	MR	Est. 2025	CSSA	Est. 32	1+1+1 year
Hull 23110004	MR	Est. 2025	CSSA	Est. 32	1+1+1 year
Hull 23110005	MR	Est. 2026	CSSA	Est. 33	1+1+1 year
Total 22 vessels
As at December 31, 2023, we have no Hafnia Vessels or TC Vessels trading inside the Pools on time charter contracts with customers for periods longer than six months.
Bareboat and time charter-in portfolio
Bareboat charters
As at the date of this Registration Statement, we have 25 vessels bareboat chartered-in, all of which have been entered into in the course of the sale and lease-back financing of our Hafnia Vessels. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources” for additional information on our financing arrangements.
All our sale and lease-back arrangements include annual or monthly purchase options and some also contain purchase obligations upon the expiration of the arrangement.
The following table presents key information pertaining to these bareboat charter contracts.
Vessel Name	Vessel type	Year built	Owner	Expiry Date	Extension option period	Purchase Option(s)	Purchase Obligation
Hafnia Africa	LR1	2010	MI-DAS Line S.A.	Oct-25	4 years	Yes	No
Hafnia Amessi	Handy	2015	Sea 342 Leasing Co. Limited.	Mar-33	N/A	Yes	Yes
Hafnia Ammolite	Handy	2015	Sea 15 Leasing Co. Ltd.	Mar-33	N/A	Yes	Yes
Hafnia Aquamarine	Handy	2015	Sea 343 Leasing Co. Ltd.	Mar-33	N/A	Yes	Yes
Hafnia Aronaldo	Handy	2015	OCY ARONALDO LIMITED	Jun-30	N/A	Yes	No
Hafnia Asia	LR1	2010	Skaatholmen Shipping Ltd.	Jul-25	N/A	Yes	Yes
Hafnia Australia	Handy	2010	Yong Sheng Shipping Pte. Ltd.	Dec-29	N/A	Yes	Yes
Hafnia Axinite	Handy	2015	Sea 12 Leasing Co. Ltd.	Apr-33	N/A	Yes	Yes
Hafnia Azotic	Handy	2015	OCY AZOTIC LIMITED	Jul-30	N/A	Yes	No
Hafnia Azurite	Handy	2015	Sea 21 Leasing Co. Ltd.	Mar-33	N/A	Yes	Yes
Hafnia Exceed	LR1	2016	Hai Kuo Shipping 2206T Pte. Ltd.	Apr-32	N/A	Yes	Yes
Hafnia Excel	LR1	2015	Hai Kuo Shipping 2207T Pte. Ltd.	May-32	N/A	Yes	Yes
Hafnia Excellence	LR1	2016	Hai Kuo Shipping 2208T Pte. Ltd.	Mar-32	N/A	Yes	Yes
Hafnia Excelsior	LR1	2016	Hai Kuo Shipping 2209T Pte. Ltd.	Mar-32	N/A	Yes	Yes
Hafnia Executive	LR1	2016	Hai Kuo Shipping 2210T Pte. Ltd.	Mar-32	N/A	Yes	Yes
Hafnia Expedite	LR1	2016	Hai Kuo Shipping 2211T Pte. Ltd.	Apr-32	N/A	Yes	Yes
Hafnia Experience	LR1	2016	Hai Kuo Shipping 2212T Pte. Ltd.	Jun-32	N/A	Yes	Yes
Hafnia Express	LR1	2016	Hai Kuo Shipping 2213T Pte. Ltd.	Apr-32	N/A	Yes	Yes
Hafnia Precision	LR1	2016	Hai Kuo Shipping 2214T Pte. Ltd.	Jun-32	N/A	Yes	Yes
Hafnia Prestige	LR1	2016	Hai Kuo Shipping 2215T Pte. Ltd.	Mar-32	N/A	Yes	Yes
Hafnia Pride	LR1	2016	Hai Kuo Shipping 2216T Pte. Ltd.	Mar-32	N/A	Yes	Yes
Hafnia Providence	LR1	2016	Hai Kuo Shipping 2217T Pte. Ltd.	Mar-32	N/A	Yes	Yes
Hafnia Tanzanite	MR	2016	Fortune Chem6 Shipping	Nov-30	N/A	Yes	Yes
Hafnia Topaz	MR	2016	Fortune Chem4 Shipping	Jul-31	N/A	Yes	Yes
Hafnia Tourmaline	MR	2016	Fortune Chem5 Shipping	Oct-31	N/A	Yes	Yes
Total 25 Vessels

Time charters
As at December 31, 2023, we had 14 vessels time chartered-in and eight have purchase options. The following table presents key information pertaining to these time charter contracts.
Vessel Name	Vessel type	Year built	Owner	Expiry Date	Extension option period	Purchase Option
Basset	MR	2019	Grace Ocean Private Limited	Nov-24	1+1+1 years	Yes
Beagle	MR	2019	Sun Lanes Shipping S.A.	Mar-24	1+1+1 years	Yes
Boxer	MR	2019	Grace Ocean Private Limited	Jun-24	1+1+1 years	Yes
Bulldog	MR	2020	Grace Ocean Private Limited	Feb-25	1+1+1 years	Yes
Challenge Procyon	MR	2011	Kyoei Tanker Singapore Pte. Ltd.	Jun-24	—	No
Clearocean Ginkgo	MR	2021	Clearlake Shipping Pte Ltd	Nov-24	—	No
Clearocean Milano	MR	2021	Clearlake Shipping Pte Ltd	Oct-24	—	No
Dee4 Larch	MR	2016	Dee4 Vessel Co 7 K/S	Jun-24	—	No
Kamome Victoria	LR1	2011	Shintoku Kaiun Co., Ltd.,	Nov-24	—	No
Karimata	LR1	2019	Triton Navigation B.V.	Aug-24	1+1+1 years	Yes
Orient Challenge	MR	2017	OMC Shipping Pte. Ltd.	Jun-25	1+1 years	Yes
Orient Innovation	MR	2017	OMC Shipping Pte. Ltd.	Jul-25	1+1 years	Yes
Peace Victoria	LR1	2019	Chijin Shipping S.A.	Jun-24	—	No
Sunda	LR1	2019	Triton Navigation B.V.	Jul-24	1+1+1 years	Yes

Purchase options
We have purchase options for a number of our chartered-in vessels. The following table presents an overview of our purchase options by year for our chartered-in vessels in millions of U.S. dollars (excluding purchase option premiums and fees and expenses associated with exercising purchase options).
Vessel Name	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
TC Vessels
Beagle(1)	34.25	32.75	31.25	29.75	—	—	—	—	—	—	—
Basset(1)	34.25	32.75	31.25	29.75	—	—	—	—	—	—	—
Boxer(1)	34.25	32.75	31.25	29.75	—	—	—	—	—	—	—
Bulldog(1)	34.25	32.75	31.25	29.75	—	—	—	—	—	—	—
Karimata(1)	42.00	40.00	38.00	36.00	—	—	—	—	—	—	—
Orient Challenge(1)	27.10	25.50	23.90	22.30	—	—	—	—	—	—	—
Orient Innovation(1)	27.10	25.50	23.90	22.30	—	—	—	—	—	—	—
Sunda(1)	42.00	40.00	38.00	36.00	—	—	—	—	—	—	—
Sale and lease-back vessels
Hafnia Africa	14.60	12.10	9.60	8.00	5.50	3.00	—	—	—	—	—
Hafnia Amessi(2)	17.62-16.50	16.39-15.21	15.1-13.86	13.74-12.44	12.31-10.94	10.82-9.38	9.24-7.73	7.59-6.00	5.86-4.19	4.03-3.72	—
Hafnia Ammolite(2)	17.62-16.50	16.39-15.21	15.1-13.86	13.74-12.44	12.31-10.94	10.82-9.38	9.24-7.73	7.59-6.00	5.86-4.19	4.03-3.72	—
Hafnia Aquamarine(2)	17.62-16.50	16.39-15.21	15.1-13.86	13.74-12.44	12.31-10.94	10.82-9.38	9.24-7.73	7.59-6.00	5.86-4.19	4.03-3.72	—
Hafnia Aronaldo	—	19.00	—	15.50	—	—	10.00	—	—	—	—
Hafnia Asia	19.38	—	—	—	—	—	—	—	—	—	—
Hafnia Australia	14.90	12.90	10.90	8.90	6.35	—	—	—	—	—	—
Hafnia Axinite(2)	17.72-16.60	16.5-15.32	15.21-13.97	13.86-12.56	12.44-11.07	10.94-9.51	9.38-7.87	7.73-6.15	6.00-4.34	4.19-3.88	—
Hafnia Azotic	—	19.00	—	15.50	—	—	10.00	—	—	—	—
Hafnia Azurite(2)	17.62-16.50	16.39-15.21	15.1-13.86	13.74-12.44	12.31-10.94	10.82-9.38	9.24-7.73	7.59-6.00	5.86-4.19	4.03-3.72	—
Hafnia Exceed(3)	29.72-27.26	27.26-24.79	24.79-22.36	22.36-19.86	19.86-17.40	17.40-14.93	14.93-12.47	12.47-10.00	10.00	—	—
Hafnia Excel(3)	27.72-25.26	25.26-22.79	22.79-20.36	20.36-17.86	17.86-15.40	15.40-12.93	12.93-10.47	10.47-8.00	8.00	—	—
Hafnia Excellence(3)	29.72-27.26	27.26-24.79	24.79-22.36	22.36-19.86	19.86-17.40	17.40-14.93	14.93-12.47	12.47-10.00	10.00	—	—
Hafnia Excelsior(3)	29.72-27.26	27.26-24.79	24.79-22.36	22.36-19.86	19.86-17.40	17.40-14.93	14.93-12.47	12.47-10.00	10.00	—	—
Hafnia Executive(3)	29.72-27.26	27.26-24.79	24.79-22.36	22.36-19.86	19.86-17.40	17.40-14.93	14.93-12.47	12.47-10.00	10.00	—	—
Hafnia Expedite(3)	29.72-27.26	27.26-24.79	24.79-22.36	22.36-19.86	19.86-17.40	17.40-14.93	14.93-12.47	12.47-10.00	10.00	—	—
Hafnia Experience(3)	29.72-27.26	27.26-24.79	24.79-22.36	22.36-19.86	19.86-17.40	17.40-14.93	14.93-12.47	12.47-10.00	10.00	—	—
Hafnia Express(3)	29.72-27.26	27.26-24.79	24.79-22.36	22.36-19.86	19.86-17.40	17.40-14.93	14.93-12.47	12.47-10.00	10.00	—	—
Hafnia Precision(3)	29.72-27.26	27.26-24.79	24.79-22.36	22.36-19.86	19.86-17.40	17.40-14.93	14.93-12.47	12.47-10.00	10.00	—	—
Hafnia Prestige(3)	29.72-27.26	27.26-24.79	24.79-22.36	22.36-19.86	19.86-17.40	17.40-14.93	14.93-12.47	12.47-10.00	10.00	—	—
Hafnia Pride(3)	29.72-27.26	27.26-24.79	24.79-22.36	22.36-19.86	19.86-17.40	17.40-14.93	14.93-12.47	12.47-10.00	10.00	—	—
Hafnia Providence(3)	29.72-27.26	27.26-24.79	24.79-22.36	22.36-19.86	19.86-17.40	17.40-14.93	14.93-12.47	12.47-10.00	10.00	—	—
Hafnia Tanzanite(4)	17.47	17.04-15.74	15.30-14.00	13.57-12.27	11.84-10.54	10.11-8.81	8.37-7.07	5.78	—	—	—
Hafnia Topaz(4)	17.47-17.04	16.6-15.30	14.87-13.57	13.14-11.84	11.41-10.11	9.67-8.37	7.94-6.64	6.21-5.78	—	—	—
Hafnia Tourmaline(4)	17.47	17.04-15.74	15.30-14.00	13.57-12.27	11.84-10.54	10.11-8.81	8.37-7.07	6.64-5.78	—	—	—
(1)
The purchase option price set out in the table above for the respective vessel is based on the applicable price stipulated in the time charter on the applicable delivery anniversary date. If the vessel is repurchased in between delivery anniversary dates, the purchase option price will be reduced on a prorata basis.

(2)	These vessels have purchase options based on the outstanding principal which reduces monthly. The above listed purchase option prices are the purchase options in January and December of the year.
(3)
These vessels have monthly purchase options. The purchase option price decreases by $616,250 every three months. The above listed purchase option prices are the purchase options in January and December of the year.

(4)
The vessels have purchase options based on the outstanding principal which will be reduced on a prorate basis. The above listed purchase option prices are the purchase option prices for the start of January and the end of December of the year.

Purchase obligations
A number of the charters under which we charter in our vessels contain purchase obligations according to which we are obligated to purchase the vessel upon the expiration of the charter (excluding fees and expenses associated with exercising purchase obligations).
Set down below is an overview of our purchase obligations for our chartered-in vessels in millions of U.S. dollars.
Vessel Name	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Hafnia Asia	—	17.25	—	—	—	—	—	—	—	—	—
Hafnia Australia	—	—	—	—	—	4.20	—	—	—	—	—
Hafnia Amessi	—	—	—	—	—	—	—	—	—	3.72	—
Hafnia Ammolite	—	—	—	—	—	—	—	—	—	3.72	—
Hafnia Aquamarine	—	—	—	—	—	—	—	—	—	3.72	—
Hafnia Axinite	—	—	—	—	—	—	—	—	—	3.72	—
Hafnia Azurite	—	—	—	—	—	—	—	—	—	3.72	—
Hafnia Exceed	—	—	—	—	—	—	—	—	10	—	—
Hafnia Excel	—	—	—	—	—	—	—	—	8	—	—
Hafnia Excellence	—	—	—	—	—	—	—	—	10	—	—
Hafnia Excelsior	—	—	—	—	—	—	—	—	10	—	—
Hafnia Executive	—	—	—	—	—	—	—	—	10	—	—
Hafnia Expedite	—	—	—	—	—	—	—	—	10	—	—
Hafnia Experience	—	—	—	—	—	—	—	—	10	—	—
Hafnia Express	—	—	—	—	—	—	—	—	10	—	—
Hafnia Precision	—	—	—	—	—	—	—	—	10	—	—
Hafnia Prestige	—	—	—	—	—	—	—	—	10	—	—
Hafnia Pride	—	—	—	—	—	—	—	—	10	—	—
Hafnia Providence	—	—	—	—	—	—	—	—	10	—	—
Hafnia Tanzanite	—	—	—	—	—	—	—	5.78	—	—	—
Hafnia Topaz	—	—	—	—	—	—	—	5.78	—	—	—
Hafnia Tourmaline	—	—	—	—	—	—	—	5.78	—	—	—
Environmental and Other Regulations in the Shipping Industry
Our business and the operation of our Combined Fleet are subject to various international treaties and conventions and to the applicable local, national, and subnational laws and regulations of the countries in which the vessels operate or are registered. Such laws and regulations cover a variety of topics, including, but not limited, to air pollution, water pollution, waste management, protection of natural resources, safety and health and environmental protection including storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials. Compliance with such laws, regulations and other requirements may entail significant expense, including vessel modifications and implementation of certain operating procedures.
A variety of government and private entities subject the vessels in our Combined Fleet to both scheduled and unscheduled inspections of compliance with these laws and regulations. These entities include the local port authorities (applicable national authorities such as the U.S. Coast Guard (“USCG”), harbour master or equivalent), classification societies, flag state administrations (countries of registry) and charterers as well as terminal operators. Certain of these entities require us to obtain governmental or quasi-governmental permits, licenses, approvals, certificates, and other authorizations before our Hafnia Vessels and JV Vessels may operate or conduct certain activities. Failure to comply with these laws or to obtain the necessary business and technical permits, licenses, approvals, and certificates could require us to incur substantial costs or result in sanctions including suspension and/or freezing of the operation of one or more of our Hafnia Vessels and JV Vessels, suspension and/or freezing of our business and responsibility for all damages arising from any violation. For the avoidance of doubt, all the vessels in our Combined Fleet are subject to the aforementioned requirements to obtain relevant permits, licenses, approvals, certifications and other authorizations, not only our Hafnia Vessels and JV Vessels; however, generally we will not be the entity required to obtain such permits, licenses, approvals, certifications and other authorizations for TC Vessels and/or Pool Vessels and/or other vessels where we are the commercial manager or time charterer.

Governments and other regulators may periodically revise their environmental laws and regulations and other laws and regulations applicable to our industry and business or adopt new ones, and the effects of new or revised laws and regulations on our operations cannot be predicted. Although we believe that the operation of our Hafnia Vessels and JV Vessels is substantially in compliance with applicable environmental laws and regulations and that we have all permits, licenses and certificates required for the operation of our Hafnia Vessels and JV Vessels, future noncompliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our Hafnia Vessels and JV Vessels. There can be no assurance that additional significant costs and liabilities will not be required to be incurred to comply with such current and future laws and regulations, or that such laws and regulations will not have a material effect on our operations, including, but not limited to, any new laws and regulations relating to climate change. In addition, even without such new regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events. New laws and regulations may also apply to our customers, including oil and gas exploration and production companies, which may impact demand for our services.
Compliance with environmental and other regulations applicable to vessels is generally the obligation of the “company” as this term is defined in the ISM Code (defined and described below). The “company” is a vessel’s registered owner unless the responsibility for operation of the vessel has been transferred to another party through a contractual arrangement such as a bareboat charter or a technical management agreement. For our Hafnia Vessels and JV Vessels, the “company” is either our internal technical management entity BW Fleet Management Pte. Ltd. or an external technical manager as described in “Item 4. Information on the Company – B. Business Overview – Technical Management” below. For the TC Vessels and the Pool Vessels, the “company” is either the vessels’ registered owners, a bareboat charterer of a vessel or a technical manager. We do not provide technical management services for vessels owned by third parties; however, we do perform technical management for some of the JV Vessels.
Compliance with environmental and other regulations is in some circumstances not the obligation of the “company” and may in certain circumstances continue to be the obligation of the registered owner regardless of whether a bareboat charter or technical management agreement has been entered into and may in some circumstances be the obligation of the commercial manager or operator of the vessel.
International environmental treaties and conventions as well as U.S. environmental laws and regulations that apply to the operation of vessels are described below. Other countries, including member countries of the European Union, in which we operate or in which vessels in our Combined Fleet are registered, have or may in the future have laws and regulations that are similar, or more stringent, in nature to the U.S. laws referenced below. A particularly significant organization in the shipping industry is the International Maritime Organization (“IMO”), the United Nations agency for maritime safety and the prevention of pollution by vessels. The IMO has adopted a number of regulations relating to the prevention of pollution by vessels, including MARPOL, which establishes environmental standards relating to, e.g., oil leakage and oil spills, garbage management, sewage, air emissions, handling and disposal of noxious liquids. MARPOL applies to tankers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Additionally, IMO has adopted SOLAS, which is intended to specify minimum standards for the construction, equipment, and operations of ships. An important entity within IMO is the Marine Environment Protection Committee (“MEPC”), which is the entity addressing environmental issues under IMO. MEPC holds two sessions a year and a reference to, e.g., MEPC 80, is a reference to MEPC’s 80th session.
Water Pollution
International
The IMO and other international bodies have implemented various strategies, measures, codes, conventions, and other initiatives relating to water pollution which have an effect on our industry, including, but not limited to, the following:
a.	International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk
Bulk carriage of chemicals is covered by regulations in Chapter VII of SOLAS (Carriage of Dangerous Goods) and Annex II of MARPOL (Regulations for the Control of Pollution by Noxious Liquid Substances in Bulk). Both SOLAS and MARPOL require chemical tankers constructed after July 1, 1986 to comply with the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk

(the “IBC Code”). The IBC Code provides international standards for the transportation in bulk by sea of dangerous chemicals and noxious liquid substances, including by prescribing design and construction standards of ships and their equipment, and also covers marine pollution aspects. The IBC Code has been amended several times, latest in 2004. Ships subject to the IBC Code are designed to one of three standards: type 1, type 2 or type 3, where type 1 prescribes the strictest requirements and type 2 and type 3 prescribe progressively less strict requirements. Additionally, under the IBC Code, those of our vessels carrying chemicals are required to obtain a certificate of fitness for the carriage of dangerous chemicals in bulk. All of our Hafnia Vessels and JV Vessels requiring a certificate under the IBC Code have obtained such a certificate.
b.	International Convention on Civil Liability for Oil Pollution Damage
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage in 1969 (the “CLC”). The CLC was revised subsequently by the protocol of 1976, the protocol of 1984 and the protocol of 1992 (the “1992 Protocol”). The 1992 Protocol widened the scope of the CLC in certain areas. Parties to the 1992 Protocol are no longer parties to the CLC; however, there are a number of states which are party to the CLC, and which have not yet ratified the 1992 Protocol. The CLC governs pollution damage resulting from spills of persistent oils caused by oil ships actually laden with oil or on first voyage after carriage of oil and have oil residues from a previous voyage and, if the 1992 Protocol applies, if caused by ships constructed/adapted for the carriage of oil in bulk as cargo.
Under the CLC, a vessel’s registered owner may be strictly liable for oil pollution damage caused in the territory of contracting states, including territorial waters, unless the owner can prove certain specific exceptions apply. The 1992 Protocol extends the applicability of the CLC to damage caused within 200 nautical miles from the coast of the contracting states. The CLC includes specific limitations of liability expressed in the International Monetary Fund currency unit, Special Drawing Rights. The specific limitations vary depending on whether the state where the damage occurred is party to the CLC or the 1992 Protocol. The right to limit liability is forfeited under the CLC where the oil pollution is caused by the owner’s actual fault and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance or other financial security in sums equivalent to an owner’s total liability for a single incident. We have protection and indemnity insurance for environmental incidents. All of our Hafnia Vessels and JV Vessels are in possession of a state-issued certificate attesting that the required insurance coverage under the CLC and 1992 Protocol is in place.
c.	International Convention on Civil Liability for Bunker Oil Pollution
The International Convention on Civil Liability for Bunker Oil Pollution (the “Bunker Convention”) entered into force on November 21, 2008. The Bunker Convention provides a liability, compensation, and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Bunker Convention imposes strict liability on shipowners (including the registered owner, bareboat charterer, manager, or operator) for pollution damage in the territorial waters, including the territorial sea and exclusive economic zones, of a state party caused by the escape or discharge of bunker fuel. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a state party, or entering or leaving a port in the territory of a state party, will be required to maintain insurance which meets the requirements of the Bunker Convention and to obtain a certificate issued by a state party attesting that such insurance is in force. The state party-issued certificate must be carried on board at all times. P&I Clubs in the International Group issue the required Bunker Convention “Blue Cards” to provide evidence that there is insurance in place that meets the Bunker Convention requirements and thereby enable signatory states to issue certificates. All of our Hafnia Vessels and JV Vessels have received “Blue Cards” from their P&I Club and are in possession of a state-issued certificate attesting that the required insurance cover under the Bunker Convention is in place.
d.	International Convention for the Control and Management of Ships’ Ballast Water and Sediments
The International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “Ballast Water Management Convention”) aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of ships’ ballast water and sediments. The Ballast Water Management Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate. The

Ballast Water Management Convention was ratified in September 2016 and entered into force in September 2017. The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water (the so-called D-2 standard) and sets out specific deadlines for each vessel’s compliance with this standard. All vessels must meet D-2 standard no later than September 8, 2024, but for many vessels, the deadline for meeting the D-2 standard was earlier than September 8, 2024. Amendments to the Ballast Water Management Convention came into force on June 1, 2022, that include changes to the form of the Ballast Water Management certificate and the rules requiring commissioning testing of ballast water management systems at the ship’s initial survey or during an additional survey for retrofits. This testing is required before the Ballast Water Management certificate for D-2 standard is issued but does not apply to ships that already have a certified ballast water management system installed. MEPC 79 has agreed that it is permitted to use ballast tanks for temporary storage of treated sewage and grey water and MEPC 80 adopted amendments to the form of the ballast water record book which are expected to enter into force on February 1, 2025.
As at December 31, 2023, all but five of our Hafnia Vessels had ballast water treatment systems installed and had ballast water management certificates. Installation on two Hafnia Vessels was finalised in January 2024 and the remaining three are scheduled to have ballast water treatment systems installed before their deadline for compliance during their regularly scheduled drydocking.
e.	International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea
In 1996, the IMO adopted the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea (the “HNS Convention”). The aim of the HNS Convention is to ensure adequate, prompt and effective compensation for damage resulting from shipping accidents involving hazardous and noxious substances. The HNS Convention has not yet been ratified by the required number of states. If the HNS Convention enters into force, we could be required to incur additional costs or capital expenses to be compliant.
United States
The United States has implemented various strategies, measures, laws, regulations, and other initiatives relating to water pollution which have an effect on our industry including, but not limited to, the following:
a.	Oil Pollution Act
The U.S. Oil Pollution Act of 1990 (the “OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. The OPA affects all owners and operators whose vessels trade or operate within the United States, its territories and possessions, or whose vessels operate in the waters of the U.S., which includes the U.S. territorial seas and its 200-nautical-mile exclusive economic zone. The Comprehensive Environmental Response, Compensation, and Liability Act (the “CERCLA”) applies to the discharge of hazardous substances whether on land or at sea. These laws may affect us because we carry oil products, petroleum products, chemicals and other liquids, as wells as oil as fuel and lubricants for our engines, and the discharge of these substances could cause an environmental hazard. Under the OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers. The OPA defines these damages broadly to include:
•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
•	injury to, or economic losses resulting from, the destruction of real and personal property;
•	net loss of taxes, royalties, rents, fees, or net profit revenues resulting from injury, destruction, or loss of real or personal property, or natural resources;
•	loss of subsistence use of natural resources that are injured, destroyed, or lost;
•	lost profits or impairment of earning capacity due to injury, destruction, or loss of real or personal property or natural resources; and
•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety, or health hazards.

The limits of the OPA liability are the greater of $2,500 per gross ton or $21,521,000 for any tanker, other than single-hull tank vessels, over 3,000 gross tons (subject to possible adjustment for inflation). However, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction, or operating regulations, or by the responsible party’s gross negligence or wilful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. The OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining shipowners’ responsibilities under these laws.
The CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for recovery of clean-up and removal costs and the imposition of natural resource damages for releases of “hazardous substances” which as defined in the CERCLA does not include oil. Liability under the CERCLA is limited to the greater of $300 per gross ton or $0.5 million for each release from vessels not carrying hazardous substances as cargo or residue, and the greater of $300 per gross ton or $5 million for each release from vessels carrying hazardous substances as cargo or residue. As with the OPA, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or wilful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. The OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with the OPA, the CERCLA and all applicable state regulations in the ports where our Hafnia Vessels and JV Vessels call.
The OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guaranty. Under OPA regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under the OPA/CERCLA. Each of our ship owning subsidiaries that has vessels trading in U.S. waters has applied for and obtained from the U.S. Coast Guard National Pollution Funds Center three-year certificates of financial responsibility (“COFRs”), supported by guarantees purchased from an insurance-based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted COFRs from the USCG for each of our Hafnia Vessels and JV Vessels that is required to have one.
b.	Clean Water Act
The U.S. Clean Water Act (the “CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorised by a duly issued permit or exemption and imposes strict liability in the form of penalties for any unauthorised discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the OPA and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.
c.	Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels and Vessel Incidental Discharge Act
The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge of ballast and bilge water and other substances in U.S. waters under the CWA. The EPA regulations historically have required vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) to obtain and comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within U.S. waters.

In March 2013, the EPA issued the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (“VGP”). The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels and contains ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.
In December 2018, the Vessel Incidental Discharge Act (“VIDA”) was signed into law and restructured the EPA and the USCG programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing USCG regulations will be phased out over a period of approximately four years and replaced with National Standards of Performance (“NSPs”) to be developed by EPA and implemented and enforced by the USCG. Under VIDA, the EPA was directed to develop the NSPs by December 2020 and the USCG is directed to develop its corresponding regulations two years after EPA develops the NSPs. On October 26, 2020, the EPA issued proposed regulations to establish NSPs, including general discharge standards of performance, covering general operation and maintenance, biofouling management, and oil management, and specific discharge standards applicable to specified pieces of equipment and systems.
The 2013 VGP was scheduled to expire in December 2018; however, under VIDA, the provisions of the 2013 VGP will remain in place until the new EPA and USCG regulations are in place, which remain outstanding. Pursuant to the requirements in the VGP, vessel owners and operators must meet twenty-five sets of state-specific requirements as the CWA’s 401 certification process allows tribes and states to impose their own requirements for vessels operating within their waters. Vessels operating in multiple jurisdictions could face potentially conflicting conditions specific to each jurisdiction that they travel through.
d.	National Invasive Species Act
The USCG regulations adopted under the U.S. National Invasive Species Act require the USCG’s approval of any technology before it is placed on a vessel. As a result, the USCG has provided waivers to vessels which could not install the then as-yet unapproved technology. In May 2016, the USCG published a review of the practicability of implementing a more stringent ballast water discharge standard. The results concluded that technology to achieve a significant improvement in ballast water treatment efficacy cannot be practically implemented. In February 2016, the USCG issued a new rule amending the Coast Guard’s ballast water management record-keeping requirements. Effective February 22, 2016, vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone (an area under the command of an individual Coast Guard officer designated by the Coast Guard Commandant to enforce the relevant regulations and policies in such area), were required to submit an annual report of their ballast water management practices. Further, under the amended requirements, vessels may submit their reports after arrival at the port of destination instead of prior to arrival. As discussed above, under VIDA, existing USCG ballast water management regulations will be phased out over a period of approximately four years and replaced with NSPs to be developed by EPA and implemented and enforced by the USCG.
European Union
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.
In June 2023, the European Commission presented legislative proposals to modernise EU rules on maritime safety and prevention of water pollution; including extension of port state controls, proposals to prevent illegal discharges into European seas, including by extending the scope of prohibitions to cover a wider range of polluting substances, and to strengthen the legal framework for penalties and their application. The proposals have not yet been adopted but these or other new regulations regarding water pollution may have an effect on our business in the future.

Anti-Fouling
Anti-fouling systems, such as paint or surface treatment, are used to coat the bottom of vessels to prevent the attachment of molluscs and other sea life to the hulls of vessels. Our Hafnia Vessels and JV Vessels are subject to the IMO’s International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “AFS Convention”) which prohibits the use of organotin compound coatings in anti-fouling systems. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate (“IAFS Certificate”) and undergo an initial survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. The AFS Convention was amended in June 2021 to prohibit anti-fouling systems containing cybutryne. These amendments had effect from January 1, 2023, and from this date, ships shall not apply or re-apply anti-fouling systems containing cybutryne. For ships already bearing an anti-fouling system containing cybutryne, the amendments have effect from the next scheduled renewal of the anti-fouling system after January 1, 2023 but no later than 60 months following the last application to the ship of the anti-fouling system containing cybutryne. Ships bearing an anti-fouling system containing cybutryne shall within this timeframe either remove the anti-fouling system or apply a coating that forms a barrier to the cybutryne leaching from the underlying noncompliant anti-fouling systems. In addition, the IAFS Certificate has been updated to address compliance with the cybutryne restrictions. Ships in operation will need to comply within the first anti-fouling renewal survey and must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next anti-fouling application to the vessel.
We have obtained IAFS Certificates for all of our Hafnia Vessels and JV Vessels, and we do not believe that maintaining such certificates will have an adverse financial impact on the operation of our Hafnia Vessels and JV Vessels.
Biofouling
On July 7, 2023, the IMO’s Maritime Environmental Protection Committee adopted revised guidelines for the control and management of ships’ biofouling to minimise the transfer of invasive aquatic species. The update to the 2011 guidelines was undertaken to reduce the threat posed by invasive aquatic species through biofouling on vessels to the well-being of the sea and to improve the vessel’s hydrodynamic performance. In addition, biofouling management practices enhance energy efficiency and reduce greenhouse air emissions from vessels due to lower fuel demand in operation as a result of a clean hull. The 2023 guidelines focus on operational considerations such as the selection and installation of AFS and the re-installation, re-application or repair of the AFS, as well as guidance on maritime growth prevention systems (“MGPS”). Ship design and construction have been taken into consideration under the 2023 guidelines. The biofouling inspection frequency or inspection dates (or date ranges) for in-water inspections by organizations, crew or personnel who are competent during the in-service period of the vessel should be based on the ship-specific biofouling risk profile, including inspection as a contingency action, and specified in the Biofouling Management Plan (“BFMP”) under the responsibility of shipowners, ship operators and shipmasters. The 2023 guidelines also provide updates to information to be included in a BMFP and biofouling management record book. For vessels not undertaking performance monitoring, the first inspection date should be within 12 months of application, reapplication, installation or renewal of the AFS to confirm their effective operation. Where monitoring indicates that the AFS is not performing effectively soon after application, reapplication, installation or renewal (e.g., increased fuel consumption), an inspection should be carried out to confirm the condition of the AFS and level of biofouling as soon as practical or possible, in line with the BFMP and contingency action plan. If adequate performance of the AFS is observed through monitoring, the inspection could be conducted up to 18 months after application, reapplication, installation or renewal, noting that such monitoring may not reflect the level of biofouling in all niche areas. Subsequent inspections should occur at least every 12 to 18 months and may need to increase in frequency to confirm the continued effectiveness of an ageing or damaged AFS. In-water inspections should seek to coincide with existing subsea operations (e.g., underwater inspections in lieu of drydock or any other in-water inspections), including any unscheduled subsea operations. If no AFS is installed in areas of a ship and no other measures are undertaken such as in-water cleaning or propeller polishing, then inspections should occur more frequently.
A biofouling rating based on the type and extent of biofouling as well as the condition of the AFS and the functioning of any MGPS will be determined by each biofouling inspection. The determined rating scale provides a recommendation on the type of cleaning that should take place should biofouling of a certain rating be present.

For example, a fouling rating of zero is given when there is no fouling. A fouling rating of one is given where submerged areas are partially or entirely covered in microfouling, where metal and painted surface may be visible beneath the fouling. A number of different fouling ratings are defined from light macrofouling (presence of microfouling and multiple macrofouling patches) all the way through to heavy macrofouling (large patches or submerged areas entirely covered in macrofouling). If the AFS is significantly deteriorated, drydocking with maintenance and reapplication of the AFS is recommended.
We have developed a BFMP which is in place on board our Hafnia Vessels and JV Vessels. We measure hull performance daily and run full performance evaluations weekly. Based on the weekly analyses, we initiate inspections to verify the cause of AFS deterioration where such is observed and if the AFS is negatively affected, we effect the necessary rectifications.
Air Pollution and Greenhouse Gasses
International
The IMO and other international bodies have implemented various strategies, measures, codes, conventions and other initiatives relating to air emissions and greenhouse gasses which have an effect on our industry including, but not limited to, the following:
a.	Air Pollution
MARPOL Annex VI regulations for the “Prevention of Air Pollution from Ships” apply to all vessels, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulphur oxide and nitrogen oxide emissions from vessel exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. The certification requirements for Annex VI depend on size of the vessel and time of the periodic classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or vessels flying the flag of those countries, are required to have an International Air Pollution Certificate (“IAPP Certificate”). Annex VI came into force in the United States on January 8, 2009. All our Hafnia Vessels and JV Vessels have been issued IAPP Certificates.
From January 1, 2020, an upper limit of sulphur content of ship’s fuel oil was reduced to 0.5% from a previous 3.5% under the so-called IMO2020 regulation prescribed in MARPOL. Ships may limit their air pollutants by using compliant fuels such as low sulphur fuel oil (VLSFO) or marine gas oil (MGO), by installing exhaust gas cleaning systems (scrubbers), or by using alternative fuels with low or zero sulphur contents such as liquified natural gas or biofuels. In certain areas, so called emission control areas (“ECAs”), the upper limit of sulphur content is reduced to 0.1%. ECAs include certain coastal areas of North America, the U.S. Caribbean Sea, the Baltic Sea and the North Sea. With effect from May 2025, the Mediterranean Sea has been designated as an ECA.
Additionally, the IMO has adopted draft amendments to MARPOL Annex I to, with effect from July 1, 2024, prohibit the use or carrying for use of heavy fuel oil (HFO) in Arctic waters. IMO’s MEPC 77 adopted a non-binding resolution which urges member states and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic.
While some of our Hafnia Vessels have exhaust gas cleaning systems (scrubbers) installed, we generally comply with sulphur requirements by using compliant fuels for the vessels in our Hafnia Fleet.

b.	Greenhouse Gasses | EEDI, EEXI, SEEMP, CII
IMO has introduced measures to reduce emissions of GHGs, including the so-called EEDI, EEXI, SEEMP & CII-frameworks which are described in further detail below. We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
i.	EEDI & EEXI
EEXI (Energy Efficiency eXisting ship Index) is a framework introduced by the IMO for determining energy efficiency and CO2 emissions from the vessel’s operations based on its design parameters.
From January 1, 2023, it became a requirement that vessels subject to the EEXI framework must have an attained EEXI value falling below an allowable maximum value (the required EEXI). If a vessel’s EEXI does not satisfy the required EEXI, it is necessary to implement countermeasures.
EEXI supplements the EEDI (Energy Efficiency Design Index) which has been in force since 2013. EEDI applies to newbuilds while EEXI applies to existing vessels. All of our Hafnia Vessels and JV Vessels are subject to the EEXI framework. Certification of EEXI will take place at the first annual, intermediate, or special survey on or after January 1, 2023. Compliance with EEXI will be documented by the issuance of the IEE certificate.
93 of our Hafnia Vessels and JV Vessels were designed to fall below the minimum standard. For the remaining vessels, we have taken steps, including implementing engine and shaft power limitation devices, to ensure that all our Hafnia Vessels are compliant with the EEXI regulation by the individual vessel’s compliance date. As at December 31, 2023, all Hafnia Vessels and JV Vessels are, as applicable, in compliance with EEDI or EEXI certification.
ii.	SEEMP
As of January 1, 2013, certain measures relating to energy efficiency for ships were made mandatory under MARPOL. All ships above 400 gross tonnage became required to develop and implement a Ship Energy Efficiency Management Plan (“SEEMP”). A SEEMP is split into three different parts, each of which includes different requirements on vessel owners and vessel operators.
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SEEMP Part I requires all ships of 400 gross tonnage and above to retain a ship-specific Ship Energy Efficiency Management Plan on board. The purpose of SEEMP Part I is to establish a mechanism for a company and/or a ship to improve energy efficiency and reduce carbon intensity. This plan is not subject to confirmation or verification.

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SEEMP Part II requires ships of 5,000 gross tonnage and above engaging in international voyages to collect and report their fuel oil consumption data to their flag administration or an organization authorised by the flag administration. The ships subject to this requirement must develop a ship fuel oil consumption data collection plan which should be confirmed by either their flag administration or an organization authorised by the flag administration.

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SEEMP Part III applies to vessels subject to the below-described CII requirements. As from January 1, 2023, all vessels subject to the CII ratings requirements are required to develop a Ship Operational Carbon Intensity Plan (known as “SEEMP Part III”) which must include certain information, including (i) the CII calculation methodology, (ii) required CII values for the next three years, (iii) an implementation plan to achieve the required CII value, and (iv) procedures for self-evaluation and improvement. Additionally, if a vessel has a CII ‘E’ rating for any year or a ‘D’ rating for three consecutive years, it must develop a corrective action plan in the SEEMP Part III. The SEEMP Part III must be verified by the flag administration or an organization authorised by the flag administration.

As at December 31, 2023, all Hafnia Vessels and JV Vessels were in compliance with the SEEMP Part I, Part II and Part III requirements.
iii.	CII
Carbon Intensity Indicator (“CII”) is a rating scheme developed by the IMO. According to CII, vessels over 5,000 GT must quantify and report their carbon emissions from ongoing operations. CII determines the annual reduction factor needed to continuously improve the vessel’s operational carbon intensity. Based on the collected data, the vessel is rated on a scale from A – E, where A is best. The rating indicates a performance level which is major superior, minor superior, moderate, minor inferior or inferior.
The first assessment of CII will take place in 2024 based on the data for vessels’ operations in 2023. If a vessel is rated D for three consecutive years or E for one year, a corrective action plan must be provided to indicate how an index of C or above will be reached.
As at December 31, 2023, all Hafnia Vessels were in compliance with the CII requirements. However, eight vessels are rated D and one vessel is rated E.
United States
The United States has implemented various strategies, measures, laws, regulations and other initiatives relating to air emissions and greenhouse gasses which have an effect on our industry including, but not limited to, the following:
a.	Clean Air Act
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (the “CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our Hafnia Vessels and JV Vessels are subject to vapor control and recovery requirements for certain cargos when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards were applied in two stages: near-term standards for newly built engines apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides, or NOx, apply from 2016. A further stage of reductions, known as “Tier 4” standards, has also been developed and implemented. However, in October 2020, EPA published a final rule to provide additional lead time for implementation for certain high-speed vessels. Pursuant to the final rule, the Tier 4 standards apply from model year 2022 for engines installed in a wide range of high-speed vessels, and from model year 2024 for engines installed in certain other such vessels, subject to certain limitations. Separately, in December 2019, the EPA published a final rule concerning national diesel fuel regulations that will allow fuel suppliers to distribute distillate diesel fuel that complies with the 0.5% international sulphur cap instead of fuel standards that otherwise apply to distillate diesel fuel in the United States. Fuel that does not meet the 0.5% sulphur cap cannot be used in ECA boundaries. Compliance with these standards may cause us to incur costs to install control equipment on our Hafnia Vessels and JV Vessels in the future.
b.	Greenhouse Gasses
In the United States, the EPA issued a finding that GHGs endanger public health and safety and has adopted regulations that regulate the emission of GHGs from certain sources. For example, fossil fuel companies to whom we provide services are subject to regulations by various government agencies, which may include the EPA and bodies within the Department of the Interior. These regulations may include restrictions on certain oil & gas production or stimulation techniques, requirements for the installation and use of certain emissions control technologies, and other regulations that may adversely impact the operations of our customers, which may ultimately reduce demand for our services. Regarding our own operations, the EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulphur content found in marine fuel. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered in the U.S. Congress. Notably, the United States rejoined the Paris Agreement in February 2021, and, in April 2021, announced a new, more rigorous nationally determined emissions reduction level of 50-52% reduction from 2005 levels in economy-wide net GHG emissions by 2030.

European Union
The European Union has implemented various strategies, measures, directives, regulations and other initiatives relating to air emissions and greenhouse gasses which have an effect on our industry including, but not limited to, the following:
a.	EU Regulation on monitoring, reporting and verification of carbon dioxide (CO2) emissions
On April 29, 2015, Regulation (EU) 2015/757 of the European Parliament and of the EU Council on the monitoring, reporting and verification of carbon dioxide emissions from maritime transport and amending Directive 2009/16/EC (“EU MRV”) was adopted. EU MRV requires large vessels calling at EU ports to collect and publish data on CO2 emissions and other information and requires owners of vessels over 5,000 gross tons to monitor emissions for each ship on a per-voyage and annual basis from January 1, 2018. Further, from 2019, all ships above 5,000 gross tons, regardless of flag state, calling at EU ports must submit a verified emissions report to the European Commission and the vessel’s flag state by April 30 of each year, and by June 30 of each year vessels must carry a valid document of compliance confirming compliance with Regulation (EU) 2015/757 for the prior reporting period.
b.	EU Emissions Trading System
From January 1, 2024, the EU Emissions Trading System (“EU ETS”) has been extended to cover emissions from ships of 5,000 gross tonnage and above entering EU ports, regardless of flag state. The EU ETS is a “cap” and “trade” system providing for an absolute, gradually decreasing, “cap” on total emissions. Under the EU ETS, shipowners will be required to submit 1 EU allowance (“EUA”) for each ton of CO2 (or CO2-equivalent) they emit. EUAs are financial instruments which can be purchased at auctions (primary market), OTC exchanges (secondary market) or on a direct, bilateral basis. Each EUA is valid for 10 years from its year of issue.
The EU ETS covers 50% of emission from voyages starting or ending outside the European Union and 100% of emissions that occur between two EU ports and when ships are within EU ports. The EU ETS currently applies to CO2-emissions and will extend to methane (CH4) and nitrous oxide (N2O) from 2026. The EU ETS is gradually phased in and as such, shipping companies will be obligated to surrender EUAs in 2025 for 40% of their emissions reported in 2024, in 2026 for 70% of their emissions reported in 2025 and from 2027 for 100% of their reported emissions in the previous year.
The obligation to surrender EUAs will generally rest with the vessel’s registered owner; however, the obligation can be delegated contractually from a vessel’s registered owner to a bareboat charterer or a technical manager. If a shipping company does not surrender the required EUAs, they will be liable to pay a penalty and may be published as a non-complying shipping company. Additionally, if a shipping company is noncompliant for at least two consecutive years, vessels with an EU flag state may be detained and vessels may be prohibited from entering EU member states other than their flag state (if the flag state is an EU member state). The sanctions are based on the shipping company and not the specific vessels.
c.	FuelEU Maritime Regulation
On October 12, 2023, Regulation (EU) 2023/1805 of the European Parliament and of the Council of September 13, 2023 on the use of renewable and low-carbon fuels in maritime transport, and amending Directive 2009/15/EC (the “FuelEU Maritime Regulation”) entered into force. The FuelEU Maritime Regulation sets out uniform rules (i) imposing a limit on the greenhouse gas (GHG) intensity of energy used on board a ship arriving at, staying within, or departing from ports of an EU member state and (ii) an obligation for passenger ships and container ships to use on-shore power supply (OPS) or zero-emission technology in ports of an EU member state. The FuelEU Maritime Regulation will apply to ships of 5,000 gross tonnage and above, regardless of their flag state, and will apply from January 1, 2025 except for articles relating to the monitoring plan to be submitted which will apply from August 31, 2024.
The FuelEU Maritime Regulation sets out a progressively decreasing maximum yearly average GHG intensity of the energy used on board a ship during the reporting period. The GHGs within the scope of the FuelEU Maritime Regulation are carbon dioxide (CO2), methane (CH4) and nitrous oxide (N2O). The GHG energy intensity requirements in the FuelEU Maritime Regulation will apply to 100% of energy used for voyages between two EU ports of call and 100% of energy used while a vessel stays in a European Union port of call and to 50% of energy used for voyages between an EU port of call and a destination outside the European Union and to 50% of the energy used for voyages to or from the outermost regions of the EU. For container vessels, FuelEU Maritime Regulation will additionally apply to voyages to and from certain transshipment ports near the EU.
Shipping companies must submit a standardised emissions monitoring plan for each of their vessels by August 31, 2024, and from January 1, 2025, must collect information in accordance with this plan. From 2026, shipping companies must submit the relevant information to a verifier and thereafter to a compliance database to be established by the European Union. Each year, the verifier will issue to the shipping company a FuelEU document of compliance which must be kept onboard all ships calling at an EU port of call. Subject to certain restrictions, shipping companies can “bank” or borrow compliance surplus between reporting periods or pool compliance between multiple vessels, including pooling compliance with vessels controlled by another company. If a ship is noncompliant, it will be subject to penalties. These penalties must be paid in order for the ship to receive the document of compliance from the verifier. A ship that is noncompliant for two or more consecutive years may be issued an expulsion order.
d.	Directive (EU) 2016/802 of the European Parliament and of the Council of May 11, 2016 relating to a reduction in the sulphur content of certain liquid fuels (codification)
The European Union has adopted regulations requiring vessels to use reduced sulphur content fuel for their main and auxiliary engines. The European Union has imposed a 0.1% maximum sulphur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “Sox-Emission Control Area” under Annex VI to MARPOL). Additionally, as of January 2020, EU member states must ensure that ships in all EU waters, except the Sox-Emission Control Area, use fuels with a 0.5% maximum sulphur content.
Other rules and regulations regarding air pollution and GHG
The issue of climate change and the effect of GHG emissions, in particular emissions from fossil fuels, has attracted and continues to attract attention from a wide range of groups, including politicians, regulators, financial institutions, and the general public. In 2019, a consortium of shipping financiers launched the Poseidon Principles, a framework to assess and disclose the alignment of ship finance portfolios with the climate-related goals of the IMO. While voluntary, signatories commit to implementing the Poseidon Principles in their internal policies.
At the international level, at the 26th Conference to the Parties of the United Nations Framework Convention on Climate Change (“COP 26”), the United States and European Union jointly announced the launch of the Global Methane Pledge, an initiative committing to a collective goal of reducing global methane emissions by at least 30% from 2020 levels by 2030, including “all feasible reductions” in the energy sector. At the 28th Conference to the Parties of the United Nations Framework Convention on Climate Change (“COP 28”), the United States announced new regulations intended to cut methane pollution from the nation’s oil and gas industry by nearly 80% through 2038. Additionally, the global stocktake at COP 28 called on parties to take actions towards tripling of renewable energy capacity as well to take measures driving the transition away from fossil fuels in energy systems. Furthermore, at COP 28, parties agreed to submit updated climate plans for 2035 by 2025. The updated nationally determined contributions should be economy-wide, cover all greenhouse gasses and be aligned with the 1.5 degree Celsius temperature limit set out in the Paris Agreement.
An increasing number of financial institutions have also established policies or commitments to reduce emissions associated with their portfolios. At COP 26, the Glasgow Financial Alliance for Net Zero (“GFANZ”) announced that commitments from over 450 firms across 45 countries had resulted in over $130 trillion in capital committed to net zero goals. The various sub-alliances of GFANZ generally require participants to set short-term, sector-specific targets to transition their financing, investing, and/or underwriting activities to net zero emissions by 2050.
There is also a risk that financial institutions will be required to adopt policies that have the effect of reducing the funding provided to the fossil fuel sector. In late 2020, the U.S. Federal Reserve announced that it had joined the Network for Greening the Financial System, a consortium of financial regulators focused on addressing climate-related risks in the financial sector. Subsequently, the U.S. Federal Reserve has issued a statement in support of the efforts of the Network for Greening the Financial System to identify key issues and potential solutions for the climate-related challenges most relevant to central banks and supervisory authorities. Limitation of investments in and financings for fossil fuel energy companies could result in the restriction, delay or cancellation of drilling programs or development, production, liquefaction, or related activities, which may ultimately reduce demand for our services. Additionally, the SEC has proposed but not yet promulgated rules requiring climate-related disclosures. Although the ultimate form and substance of these requirements is not yet known, this may result in additional costs to comply with any such disclosure requirements.
Wreck Removal
The Nairobi Convention on the Removal of Wrecks (“Wreck Removal Convention”) entered into force on April 14, 2015 and contains obligations for shipowners to effectively remove wrecks located in a member state’s exclusive economic zone or equivalent 200-nautical-miles zone. The Wreck Removal Convention places strict liability, subject to certain exceptions, on a vessel owner for locating, marking, and removing the wreck of any owned vessel deemed to be a hazard due to factors such as its proximity to shipping routes, traffic density and frequency, type of traffic and vulnerability of port facilities as well as environmental damage. It also makes government certification of insurance, or other form of financial security for such liability, compulsory for ships of 300 gross tonnage and above.
Member states may intervene in certain situations. They can remove, or have removed, wrecks that pose a danger or impediment to navigation or that may be expected to result in major harmful consequences to the marine environment, or damage to the coastline or related interests, of one or more member states. The same applies for a ship that is about, or may reasonably be expected, to sink or to strand as set forth in the Wreck Removal Convention. The cost of such removal and other measures falls on the vessel owner. Should one of our vessels become a wreck subject to the Wreck Removal Convention, substantial costs may be incurred in addition to any losses suffered as a result of the loss of the vessel. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
Waste Management and Ship Recycling
International
The IMO and other international bodies have implemented various strategies, measures, codes, conventions and other initiatives relating to waste management and ship recycling which have an effect on our industry including, but not limited to, the following:
a.	Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and their Disposal
The Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and their Disposal (the “Basel Convention”) was adopted on March 22, 1989, entered into force on May 5, 1992, and has been amended a number of times after its adoption. The Basel Convention has 184 state parties, not including the United States. The aim of the Basel Convention is to protect human health and the environment against adverse effects of hazardous wastes. The Basel Convention, among other things, imposes restrictions and prohibitions on the transboundary movement of hazardous waste to or from non-parties to the convention and non-OECD states; imposes restrictions on the transboundary movement of waste to/from/through party states; and includes notification obligations applicable in the event of transboundary movement of wastes between parties to the convention. Ships are not categorised as special categories of waste and the general rules of the Basel Convention therefore apply to ships. The Basel Convention applies to waste generators, exporters, importers and disposers. There is a risk that a seller of a ship meant for recycling will be deemed a waste generator and become subject to the regulation, and compliance with the Basel Convention can be very costly and time consuming.
b.	The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships
The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the “Hong Kong Convention”) aims to ensure that when vessels are being recycled at the end of their operational lives, they do not pose any unnecessary risks to the environment, human health and safety. The ratification conditions for the Hong Kong Convention were met on June 26, 2023, and the Hong Kong Convention will enter into force on June 26, 2025. The Hong Kong Convention applies to vessels larger than 500 gross tonnage that fly the flag of a contracting state. Upon the Hong Kong Convention’s entry into force, each vessel sent for recycling will have to carry an inventory of its hazardous materials, ship recycling facilities authorised by the competent authorities must provide a ship recycling plan specific for each vessel to be recycled, and governments will be required to ensure that recycling facilities under their jurisdiction comply with the Hong Kong Convention. The hazardous materials, whose use or installation is prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Vessels will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to being recycled.
c.	OECD Decision of the Council on the Control of Transboundary Movements of Wastes Destined for Recovery Operations
On March 30, 1992, the OECD passed a decision relating to the transboundary movement of waste destined for recovery operations between OECD member countries. The decision has been amended subsequently, including to align with the requirements under the Basel Convention. The OECD decision provides a framework for OECD members to control transboundary movements of waste in an environmentally sound manner.
European Union
The European Union has implemented various strategies, measures, directives, regulations, and other initiatives relating to waste management and ship recycling which have an effect on our industry including, but not limited to, the following:
a.	Regulation (EC) No 1013/2026 of the European Parliament and of the Council of June 14, 2006 on shipments of waste
In 2006, the European Union adopted Regulation (EC) No 1013/2026 of the European Parliament and of the Council of June 14, 2006 on shipments of waste (the “EU Waste Regulation”) which entered into force in July 2007. The EU Waste Regulation implements the Basel Convention (as amended) at the level of the European Union. The EU Waste Regulation, among other things, prohibits the transboundary movement of hazardous waste from EU countries to non-OECD countries. Breaches of the EU Waste Regulation may lead to sanctions such as fines and involved management members may be criminally charged, including fines, jail, and prohibitions on working in certain industries, such as shipping, for a period of time.
b.	Regulation (EU) No 1257/2013 of the European Parliament and of the Council of November 20, 2023 on ship recycling and amending Regulation (EC) No 1013/2006 and Directive 2009/16/EC
On November 20, 2013, the European Parliament and the Council of the EU adopted the Regulation (EU) No 1257/2013 of the European Parliament and of the Council of November 20, 2023 on ship recycling and amending Regulation (EC) No 1013/2006 and Directive 2009/16/EC (the “EU Ship Recycling Regulation”). The EU Ship Recycling Regulation entered into force on December 31, 2018 and applies to vessels of no less than 500 gross tonnage operating between different states and flying the flag of an EU member state. The EU Ship Recycling Regulation prescribes that such vessels may be recycled only in facilities authorised by the European Commission. Additionally, any EU-flagged vessel and any non-EU flagged vessel calling at port or anchorage of an EU member state is required to set up and maintain an inventory of hazardous materials. Such a system includes information on the hazardous materials with a quantity above the threshold values specified in relevant EU regulations and that are identified in a ship’s structure and equipment. This inventory should be properly maintained and updated, especially after repairs, conversions, or unscheduled maintenance on board the ship and a statement of compliance must be issued by the ship’s flag state. Breach of or efforts to circumvent the EU Ship Recycling Regulation can lead to penalties and, in respect of breaches of the obligation to carry an inventory of hazardous materials and a statement of compliance, may lead to the ship being warned, detained, dismissed, or excluded from ports or offshore terminals in EU member states.
Vessel Safety and Security Regulations
Safe Management of Vessel and Cargo
The IMO and other international bodies have implemented various strategies, measures, codes, conventions and other initiatives relating to the safe management of vessels and cargo which have an effect on our industry including, but not limited to, the following:
a.	International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention
The International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), which is Chapter IX of SOLAS, imposes certain requirements on the “company”, as this term is defined in the ISM Code. The “company” is a vessel’s registered owner unless the responsibility for operation of the vessel has been transferred to another party through a contractual arrangement such as a bareboat charter or a technical management agreement. The ISM Code requires the “company” to develop an extensive safety management system and the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies.
For our vessels under internal technical management, we rely on the safety management system developed by our internal technical manager BW Fleet Management Pte. Ltd. for compliance with the ISM Code. For our vessels under external technical management, we rely on the safety management system developed by our external technical manager. If we are not in compliance with the ISM Code, we could be subject to increased liability, may not be able to obtain sufficient insurance coverage, may be in default under our financial arrangements and may be denied access to – or detained in – certain ports.
The ISM Code requires that a safety management certificate is obtained for each vessel. The safety management certificate evidences the compliance with the ISM requirements for a safety management system. A prerequisite for obtaining a safety management certificate is that the relevant “company” holds a document of compliance issued by the flag state for the relevant vessel type. Our internal ship management entity, BW Fleet Management Pte. Ltd., holds documents of compliance under the ISM Code for operation of oil tankers issued by each relevant flag state and all of our Hafnia Vessels and JV Vessels have obtained a safety management certificate.
b.	Goal-based ship construction standards for bulk carriers and oil tankers
In 2010, the Maritime Safety Committee of the IMO adopted a SOLAS regulation on Goal-based ship construction standards for bulk carriers and oil tankers. This regulation entered into force on January 1, 2012 with effect for new oil tankers and bulk carriers ordered on or after January 1, 2016, and requires that all oil tankers and bulk carriers over 150 meters in length must have adequate strength, integrity and stability to minimise risk of loss or pollution.
c.	International Convention on Standards of Training, Certification and Watchkeeping for Seafarers
The IMO has adopted the International Convention on the Standards of Training and Certification of Watchkeeping Officers (“STCW”). The STCW establishes minimum training, certification, and watchkeeping standards for seafarers. As of February 2017, all seafarers must meet the STCW standards and be in possession of a valid STCW certificate.
d.	International Maritime Dangerous Goods Code
Amendments to SOLAS Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). The IMDG Code was originally adopted in 1965 but has been changed several times since. The carriage of dangerous goods in packaged form shall comply with the IMDG Code. Additionally, the IMDG Code is considered an extension of SOLAS Chapter VII and MARPOL Annex III.
e.	Polar Code
IMO’s International Code for Ships Operating in Polar Waters (the “Polar Code”) is mandatory under SOLAS and MARPOL. The Polar Code entered into force on January 1, 2017, and covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Code requires ships intending to operate in defined waters of the Antarctic and Artic to acquire a polar ship certificate. As at December 31, 2023, none of our Hafnia and JV Vessels operate in areas requiring them to acquire a polar ship certificate.
f.	Convention on Limitation of Liability for Maritime Claims
In 1976, the IMO adopted the Convention on Limitation of Liability for Maritime Claims (“LLMC”). The LLMC entered into force in 1986 and has been amended by a protocol of 1996 (“1996 Protocol”) which entered into force in 2004. The 1996 Protocol has been amended subsequently. The LLMC provides a system of limitation of liability for shipowners with specific limits specified for two types of claims: claims for loss of life or personal injury, and property claims (includes damage to property, harbour works and damage to other ships).

The limitations of the LLMC apply unless it can be proved that a loss resulted from the personal act or omission, committed with the intent to cause such loss, or recklessly and with knowledge that such loss would probably result. Under the 1996 Protocol, the limits for compensation were increased.
g.	Future regulations
The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations. Noncompliance with the ISM Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.
Vessel Security Regulation
In the wake of increased worldwide security concerns, particularly after the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security and to take preventative measures against security incidents affecting vessels or port facilities.
Chapter XI-2 of SOLAS imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (the “ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism and is applicable to all vessels over 500 gross tonnage operating on international trades. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognised security organization approved by the vessel’s flag state. Vessels operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in SOLAS, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept on board showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
In the United States, the U.S. Maritime Transportation Security Act (“MTSA”) was adopted in 2002. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA. The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.
All of our Hafnia Vessels and JV Vessels have a valid ISSC. Future security measures could have a significant financial impact on us. We intend to continue to comply with the various security measures addressed by MTSA, SOLAS and the ISPS Code.
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of West Africa and Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP WAF and BMP5 industry standard.
Cybersecurity
Recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by shipowners and managers by their first annual Document of Compliance audit after

January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.
In 2023, the European Union adopted its second Network and Information Security directive. This directive, when implemented in the EU member states, which shall occur before October 17, 2024, may have an impact on our business and may require us to incur additional expenses and take measures in order to monitor cybersecurity and if we are not in compliance with applicable rules, we may be subject to penalties for noncompliance.
Maritime Labour Convention
The International Labour Organization is a specialised agency of the UN that has adopted the Maritime Labour Convention, 2006 as amended (the “Maritime Labour Convention”). A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance is required to ensure compliance with the Maritime Labour Convention for all ships that are 500 gross tonnage or above and are either engaged in international voyages or flying the flag of a member state of the International Labour Organization and operating from a port, or between ports, in another country. The Maritime Labour Certificate and Declaration of Maritime Labour Compliance are prima facie evidence of a vessel’s compliance with the requirements of the Maritime Labour Convention and are subject to port state control when vessels enter the ports of other countries which have ratified the Maritime Labour Convention. In addition, vessels flying the flag of countries that have not ratified the Maritime Labour Convention are also subject to inspection with respect to working and living conditions for the seafarers when those vessels enter in ports of countries where the Maritime Labour Convention is in force. Amendments to the Maritime Labour Convention were adopted in 2014, 2016 and 2018.
We believe that all our Hafnia Vessels and JV Vessels are in substantial compliance with and are certified to meet MLC 2006; however, there are risks associated with ensuring proper compliance due to uncertainty relating to the interpretation of the Maritime Labour Convention and the local legislation enacting it in various countries as well as the methods to be used by port state control to check and ensure compliance.
Technical Management
Our technical department is responsible for the maintenance, marine, vetting, security, crew management and technical operations to ensure that the highest standards with regard to safety and environment are maintained on board our Hafnia Vessels and JV Vessels. As at December 31, 2023, 59 of our Hafnia Vessels and JV Vessels were externally managed on the basis of separate technical management agreements with the remaining Hafnia Vessels and JV Vessels being managed through our in-house technical department.
The following table provides an overview of these externally managed Hafnia Vessels and JV Vessels as at December 31, 2023.
Technical Manager	Vessel Name(s)
Donnelly Tanker Management Ltd	Hafnia Africa, Hafnia Andromeda, Hafnia Asia, Hafnia Australia, Hafnia Beijing, Hafnia Guangzhou, Hafnia Leo, Hafnia Taurus
International Andromeda	PS Stars, Yellow Stars
MMS Co., Ltd. Singapore Branch	Hafnia Hong Kong, Hafnia Nanjing, Hafnia Shanghai, Hafnia Shenzhen, Hafnia Nordica
OSM Ship Management AS	Hafnia Achroite, Hafnia Alabaster, Hafnia Amazonite, Hafnia Amber, Hafnia Ametrine, Hafnia Aronaldo, Hafnia Azurite
Suntech Ship Management Pte. Ltd.	Hafnia Amessi, Hafnia Amethyst, Hafnia Ammolite, Hafnia Andesine, Hafnia Aquamarine, Hafnia Aventurine, Hafnia Azotic
Synergy Marine Copenhagen A/S	Hafnia Crux, Hafnia Libra, Hafnia Lupus, Hafnia Pegasus, Hafnia Phoenix
TB Marine Shipmanagement GmbH & Co. KG	Hafnia Violette, Hafnia Viridian
Thome Croatia D.O.O
Hafnia Adamite, Hafnia Almandine, Hafnia Ane, Hafnia Aragonite, Hafnia Axinite, Hafnia Bering, Hafnia Daisy, Hafnia Henriette, Hafnia Kirsten, Hafnia Lene, Hafnia Lise, Hafnia Lotte, Hafnia Magellan, Hafnia Malacca, Hafnia Mikala, Hafnia Pioneer, Hafnia Soya, Hafnia Sunda, Hafnia Tanzanite, Hafnia Topaz, Hafnia Torres, Hafnia Tourmaline, Hafnia Turquoise

Total (59 Vessels)
Further, our technical department is managing various technical projects and vessel modifications across the Hafnia Fleet and is responsible for our programs for newbuilds, including site team, site control, construction, and delivery.

As at December 31, 2023, our technical department had 69 employees, of which 52 are based in Singapore, four in Copenhagen, one in Houston, 10 in Mumbai, one in Monaco and one in Dubai.
Hafnia Bunkers Alliance
We have established the Hafnia Bunkers Alliance, a dedicated team assisting with the purchasing of bunkers for all Pool Vessels and for vessels operated by third parties. In 2023, the Hafnia Bunker Alliance serviced 1,402 vessels.
The purpose of the Hafnia Bunkers Alliance is to offer a best-in-class bunker management service by utilizing our large buying power, economies of scale and full transparency on our procurement processes. We conduct bunker purchasing in three different manners. Firstly, we purchase bunkers for vessels in the Pools. For these vessels, regardless of whether they are vessels in the Hafnia Fleet or Pool Vessels, Hafnia is the purchasing entity and we pay for the bunkers. In the agent-to-owner Pools, we pay for the bunkers in our capacity as agent for the pool participant. We earn a bunker management fee from such bunker purchasing. Secondly, we purchase bunkers for vessels owned by third parties. Here, the third-party owners are the purchasing entity and pay for the bunkers. We earn a bunker management fee from such bunker purchasing. Thirdly, we will in certain instances buy bunkers and re-sell to third parties with a small margin. On such bunker purchasing, we earn the margin. As at December 31, 2023, our bunker department had 14 employees across Singapore, Copenhagen, and Houston.
Classification Societies
The hull, machinery, equipment and systems of every commercial vessel must be “classed” by a classification society authorised by the vessel’s country of registry. The classification society certifies that the vessel is “in-class”, signifying that the vessel has been built, certified and maintained in accordance with all national and international rules, regulations and applicable standards. Additionally, where surveys are required by international conventions, including SOLAS and MARPOL or by laws or other applicable regulations of the vessel’s flag state, the classification society may undertake such surveys acting on behalf of the relevant authority and will certify that the vessel complies with applicable rules and regulations of its flag state and applicable international conventions.
Many insurance underwriters will require a vessel to be certified “in class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). Our Hafnia Vessels and JV Vessels are currently classed with DNV (“DNV”), Nippon Kaiji Kyokai (“ClassNK”), American Bureau of Shipping (“ABS”), Lloyd’s Register of Shipping (“LR”) or Bureau Veritas (“BV”), all of which are members of IACS.
At the date of this Registration Statement, all Hafnia Vessels and JV Vessels are certified as being “in class” by their respective classification society.
In order to maintain the class, regular and extraordinary surveys of a vessel’s hull and machinery, including electrical plant and any other equipment required to be classed are performed. These surveys can be divided into three categories:
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Annual Survey: Annual surveys are conducted for the vessel’s hull and machinery, including the electrical plant and any special equipment classed. The annual survey must be conducted within three months before or after each anniversary of the date of commencement of the class period indicated in the certificate.

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Intermediate survey: Extended annual surveys, referred to as intermediate surveys, have to be carried out either at or in between the second and third annual survey after each special survey. After the third special survey, each intermediate survey shall have the same scope as the previous special survey.

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Special survey: Special surveys are conducted for the vessel’s hull, machinery, including the electrical plant, and for any special equipment classed. Special surveys may be referred to as class renewal surveys. Special surveys should be completed within five years after the completion of the construction of the vessel or within five years after the crediting date of the previous special survey. At the special survey, the vessel is thoroughly examined. In lieu of a special survey, at the owner’s request, the surveys relating to a vessel’s machinery may be split into a continuous survey cycle under which the machinery will be surveyed periodically over a five-year period. The period between two subsequent surveys of each area must not exceed five years.

Special surveys and intermediate surveys for vessels over the age of 15 may have a considerable financial impact.
In addition to the abovementioned surveys, many vessels, including the Hafnia Vessels and JV Vessels, are subject to examinations of the outside of the vessel’s bottom and related items. During each five-year special survey period, a minimum of two examinations of the outside of the vessel’s bottom and related items must be conducted. One of these examinations must be conducted in conjunction with the special survey. The interval between two examinations of the vessel’s bottom and related items may not exceed 36 months. Normally, examinations of the vessel’s bottom and related items are conducted while the vessel is in drydock; however, in certain circumstances an alternate examination may be conducted while the vessel is afloat. For vessels over the age of 15, the bottom survey must be performed while the vessel is in drydock.
Generally, if during any of the abovementioned surveys any defects are found, the classification surveyor will require immediate repairs or issue a “Condition of Class” which much be rectified within a prescribed time limit.
If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel cannot be traded. If a vessel has a Condition of Class or minor recommendations on its class record, dependent on the nature and severity of the noncompliance, the vessel may face restrictions in trading and could be required to be off-hire while the issues are remedied and additionally, any such failure may be a violation of conditions and covenants in, e.g., our financial contracts and insurance agreements. This could materially and adversely affect our business, financial condition, and results of operations.
Risk of Loss and Liability Insurance
General
Inherent in operation of any ocean-going vessel is the potential risk of major losses and liabilities, death or injury of persons, property damage caused by adverse weather conditions, cargo loss or damage, mechanical failures, human error, collision, war, terrorism, piracy and other circumstances or events; pollution risk stemming from the transportation of oil cargo and chemical cargo by sea and use of hydrocarbon fuel to power vessels; and business interruption due to political unrest, hostilities, labour strikes and boycotts. The occurrence of any of these events may result in loss of revenues or increased costs and may have a material adverse impact on our financial condition and results of operation.
OPA, which in certain circumstances imposes virtually unlimited liability on shipowners, operators, and bareboat charterers of any vessel trading in the U.S. exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the U.S. market.
We carry insurance coverage as customary in the shipping industry and while we believe that our current insurance program, as described further below, is adequate to protect us against the majority of accident-related risks involved in the conduct of our business and that an appropriate level of protection and indemnity against pollution liability and environmental damage is maintained, not all risks can be insured against, there can be no assurance that the range of risks we are exposed to are adequately insured against, that any particular claim will be paid, or that we in the future will be able to procure similar adequate insurance coverage on the terms and conditions equal to those we currently have.
More international conventions governing shipping, including bunkers and wreck removal as well as increased limits of liability under existing conventions, have resulted in increased exposures and insurance costs. There may in certain circumstances be liabilities that are difficult to insure or even become uninsurable. Our goal is to maintain an adequate insurance coverage required by its marine operations and to actively monitor any new regulations and threats that may require us to revise our coverage.
Marine and War Risks Insurance
As an integral part of operating our Hafnia Vessels and JV Vessels, we maintain “hull and machinery”, “hull interest”, “war”, “protection and indemnity” insurances and other minor and locally required coverages such as cyber security, U.S. COFR, etc. Each insurance is placed with first class marine insurers and collectively affords protection against the majority of accident-related risks that may arise in connection with our marine operations, including damage to and loss of a vessel arising from marine perils such as collisions (including collision liability to third-party vessels where included under the hull policy), grounding, damage caused by crew negligence and adverse weather conditions as well as war perils, including political-type exposures.

In the case of hull and war exposures, our Hafnia Vessels and JV Vessels are insured at no less than an average of 100% of the fair market value, with the product tanker hull deductible applicable to particular damage claims being $100,000 per vessel per casualty. There is no deductible for a claim for total loss or for claims brought under the war cover. Within our war policy, we have war loss of hire insurance where a one-day deductible applies.
Protection and Indemnity Insurance
Protection and indemnity insurance is placed with mutual protection and indemnity associations (“P&I Associations”) who are members of the International Group of P&I Clubs. P&I insurance indemnifies us in respect of contractual and third-party liabilities arising out of a vessel’s operation in accordance with the rules of the P&I Association where such liabilities are not covered under the vessel’s hull and machinery insurance. P&I liabilities include, but are not limited to, injury or death of our crew or third parties, cargo loss or damage, claims arising from collisions, damage to third-party property, salvage, towing, wreck removal and pollution. The current insurance limit for pollution cover is $1 billion per vessel per incident except where pollution arises from a war peril in which case the limit is vessel value plus $500 million as a combined single limit with other P&I exposures.
The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The pooling is regulated by a contractual agreement which defined the risks that are to be pooled and how the risks are to be shared by the participating P&I Associations. The International Group’s website states that the pool provides a mechanism for sharing all claims in excess of $10 million up to, as at the date of this Registration Statement, approximately $8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.
Permits and Authorizations
We are required to obtain certain permits, licenses and certificates with respect to vessels in our Hafnia Fleet. The permits, licenses, and certificates we are required to obtain depend on several factors, including the cargo transported, the waters in which the vessel will operate, the nationality of the vessel’s crew and the age of the vessel. We believe we have obtained all permits, licenses and certificates currently required to permit our Hafnia Vessels and JV Vessels to operate. Additional laws and regulations may be adopted which could limit our ability to do business or increase the cost of us doing business.
Legal Proceedings
We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that these claims would be covered by insurance, subject to certain deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Industry
The information and data contained in this Registration Statement relating to the international tanker industry has been provided by Clarksons Research and is taken from Clarksons Research’s database and other sources. Clarksons Research has advised that: (i) some information in Clarksons Research’s database is derived from estimates or subjective judgments; (ii) the information in the databases of other maritime data collection agencies may differ from the information in Clarksons Research’s database and (iii) while Clarksons Research has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.
Summary
•	Product tanker sector experiencing an extended period of strong market conditions, with Medium Range (MR) spot earnings averaging $26,948/day in 2023, double the average since 2000.
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Strong demand for product tankers has developed, supported by continued longer-haul trade patterns for Russian exports and European imports due to the war between Russia and Ukraine and some re-routing onto longer voyages via the Cape of Good Hope to avoid recent disruption in the Red Sea in connection with the conflict between Israel and Hamas.

•	The average distance of global seaborne products trade increased by an estimated 7% in 2023, supporting demand, with further growth of 5% projected in 2024.
•	Refinery capacity start up trends also supporting underlying product tanker demand.
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Product tanker supply growth was very limited last year, expanding by just 2.1% during 2023. The product tanker supply backdrop is expected to remain supportive in the coming years, with fleet growth of just 1.2% expected this year. Despite an uptick in ordering in 2023, the newbuild orderbook is a moderate 13% of fleet capacity.

•	Emissions regulations and efforts to improve CII ratings could also potentially have a further moderating impact on active tanker supply through retrofit time as well as reduced speeds.
Product Tanker Industry Overview
The maritime shipping industry is fundamental to international trade as the only practicable and cost effective means of transporting large volumes of many essential commodities and finished goods. The product tanker industry plays a vital link in the global energy supply chain. Tanker markets are highly competitive, with ship charter hire rates sensitive to changes in demand for and supply of tanker capacity, and are consequently cyclical and volatile. Tankers make up approximately one third of the world’s merchant fleet by tonnage, including product tankers, which generally carry refined petroleum products.
In broad terms, tanker demand is a product of the amount of oil carried by tankers and the distance over which the cargo is transported. Seaborne oil trade volumes and patterns are principally affected by changes in underlying oil demand linked to world and regional economic conditions, developments in supply of crude oil and refined petroleum products, shifts in the regional prices of raw materials and products and changes in oil inventory levels.

A total of 3.1 billion tonnes of crude oil and oil products were moved by sea in 2023, of which 1.1 billion tonnes was oil products. Oil trade in terms of tonne-miles stood at 14.3 billion tonne-miles in 2023, of which 3.5 billion was oil products. Over the past ten years, oil products trade has grown at an average rate of 0.7% p.a. in terms of tonnes and 2.1% p.a. in terms of tonne-miles. Factors which have impacted oil products trade in recent years include underlying oil demand growth in developing countries and shifts in the regional distribution of refinery capacity which have supported tonne-mile trade growth. Since the onset of the war between Russia and Ukraine, oil products trade patterns have shifted significantly towards longer-haul routes. The redistribution of Russian products exports to countries outside Europe, and European efforts to source non-Russian cargoes have supported a significant increase in average haul of oil products trade in recent years. More recently, following the onset of the Israel-Hamas conflict, the attacks on vessels in the Red Sea and Gulf of Aden have led to several tanker owners and charterers deciding to avoid transits through the area. Re-routing onto longer voyages (e.g. via the Cape of Good Hope) is providing further support to product tanker demand so far this year. Current estimates for growth in oil products trade in 2024 are 3.3% in terms of tonnes and 8.0% in terms of tonne-miles (assuming significant re-routing on trades typically transiting the Red Sea/Suez Canal across the first half of 2024, though there are a range of scenarios around the situation in the Red Sea, with uncertainty around the duration of disruption and extent of trade flow shifts). Recent trends and short term projections are illustrated in the table below.
World Seaborne Tanker Trade
Year	Crude Oil		Oil Products		Total
	million tonnes	% y-o-y	million tonnes	% y-o-y	million tonnes	% y-o-y
2018	2,049	1.1%	1,117	0.8%	3,166	1.0%
2019	2,003	-2.2%	1,085	-2.9%	3,088	-2.5%
2020	1,852	-7.6%	966	-11.0%	2,817	-8.8%
2021	1,838	-0.7%	1,011	4.7%	2,849	1.1%
2022	1,975	7.5%	1,048	3.7%	3,024	6.1%
2023	2,020	2.3%	1,073	2.3%	3,092	2.3%
2024(f)	2,073	2.6%	1,108	3.3%	3,181	2.9%
2025(f)	2,117	2.1%	1,129	2.0%	3,247	2.1%
CAGR (2018-2023)	-0.3%		-0.8%		-0.5%
CAGR (2013-2023)	0.6%		0.7%		0.7%
Source: Clarksons Research, March 2024
(f)	forecasts.
The figures for 2024 are for full year 2024 and are subject to change. There is only limited trade and economic data for 2024 and 2025 and these forecasts and estimates are subjective and dependent on general economic conditions. There is no guarantee that trends are sustainable.
World Seaborne Tanker Tonne-Mile Trade
Year	Crude Oil		Oil Products		Total
	billion tonne -miles	% y-o-y	billion tonne- miles	% y-o-y	billion tonne- miles	% y-o-y
2018	10,590	3.0%	3,129	0.3%	13,719	2.4%
2019	10,445	-1.4%	3,143	0.5%	13,589	-0.9%
2020	9,740	-6.8%	2,853	-9.2%	12,593	-7.3%
2021	9,383	-3.7%	3,091	8.3%	12,474	-0.9%
2022	10,129	7.9%	3,236	4.7%	13,364	7.1%
2023	10,723	5.9%	3,527	9.0%	14,250	6.6%
2024(f)	11,182	4.3%	3,808	8.0%	14,990	5.2%
2025(f)	11,464	2.5%	3,807	0.0%	15,271	1.9%
CAGR (2018-2023)	0.2%		2.4%		0.8%
CAGR (2013-2023)	1.5%		2.1%		1.7%
Source: Clarksons Research, March 2024
(f)	forecasts.
The figures for 2024 are for full year 2024 and are subject to change. There is only limited trade and economic data for 2024 and 2025 and these forecasts and estimates are subjective and dependent on general economic conditions. There is no guarantee that trends are sustainable.
Tanker supply is determined by the size of the existing fleet as measured by cargo carrying capacity. It is influenced by a variety of factors, primarily the size of the existing fleet, the rate of deliveries of newbuilds, scrapping

(the terms “scrapping”, “demolition” and “recycling” are used interchangeably), and other operating efficiency factors (for example, storage, time in port or repair yards, congestion and vessel speed) which can influence the level of ‘active supply’ or ships available for charter. There are a total of 5,686 crude and product tankers sized above 10,000 dwt, with an aggregate capacity of 648.0 million dwt. Product tankers constitute 29% of this fleet in tonne terms, but 59% of the combined crude and product tanker fleet in terms of vessel numbers.
Tanker fleet growth has been moderate in recent years, with crude tanker fleet growth averaging 3.5% p.a. in 2018-2023, whilst the product tanker fleet grew by an average of 2.6% p.a. Fleet expansion is expected to remain moderate across 2024 and 2025, most notably in the crude sector, owing to the historically limited size of the orderbook. In the product sector, the fleet is expected to increase by a limited 1.2% in 2024, with growth projected to pick up to 4.1% in 2025. At the start of March 2024, the product tanker orderbook stood equivalent to 13.4% of the fleet in tonnage terms, up from a low of 5.5% at the end of 2022 following a pick-up in newbuild contracting through 2023.
World Seaborne Tanker Fleet Development and Orderbook (million DWT)
End Year	Crude Tanker		Product Tanker		Total
	million DWT	% y-o-y	million DWT	% y-o-y	million DWT	% y-o-y
2013	340.5		131.0		471.5
2014	341.8	0.4%	136.1	4.0%	478.0	1.4%
2015	348.1	1.8%	143.9	5.7%	492.1	3.0%
2016	368.4	5.8%	153.0	6.3%	521.4	6.0%
2017	386.7	5.0%	159.3	4.2%	546.1	4.7%
2018	389.0	0.6%	162.3	1.9%	551.3	1.0%
2019	414.3	6.5%	170.1	4.8%	584.3	6.0%
2020	428.0	3.3%	173.8	2.2%	601.8	3.0%
2021	435.5	1.8%	177.5	2.1%	613.0	1.9%
2022	453.8	4.2%	180.9	1.9%	634.6	3.5%
2023	462.3	1.9%	184.7	2.1%	647.0	1.9%
2024(f)	463.3	0.2%	186.8	1.2%	650.1	0.5%
2025(f)	464.7	0.3%	194.5	4.1%	659.1	1.4%
CAGR (2018-2023)	3.5%		2.6%		3.3%
CAGR (2013-2023)	3.1%		3.5%		3.2%
Fleet (Mar-2024)	462.8		185.2		648.0
Orderbook (Mar-2024)	28.0		24.9		53.0
% Fleet	6.1%		13.4%		8.2%
Source: Clarksons Research, March 2024.
Note (1): (f) = forecast.
Note (2): The product tanker fleet is classified as coated non-IMO graded tankers, IMO III graded tankers, IMO II graded tankers of 25,000 dwt and above which meet criteria: average tank size >3,000 cubic meters (“cbm”), or, where average tank size is unknown, number of tanks <16 (for vessels of 25,000 dwt – 39,999 dwt), <18 tankers (for vessels of 40,000 dwt – 54,999 dwt), < 30 tanks (for vessels of 55,000 dwt – 84,999 dwt), tankers of unknown IMO grade of 25,000 dwt and above, uncoated non-IMO graded tankers below 55,000 dwt. Tankers designated as specialised tankers and all tankers with stainless steel tanks are excluded.
Note (3): The data relating to product tankers is for the fleet sized 10,000 dwt and above.
Note (4): There is potential for the orderbook to be influenced by delays or cancellations.
The charter market is highly competitive. Charter rates are determined by a range of factors, including the underlying supply and demand balance for sea transportation capacity, as well as specific vessel and voyage factors such as the individual route, location and specification of the vessel, and the reputation of the vessel and its manager. The product tanker market has experienced an extended period of firm conditions since early 2022, after strengthening significantly following the onset of the war between Russia and Ukraine. Product tanker markets have been supported by strong refinery throughput, underlying shifts in refinery capacity, shifts in products trade patterns due to impacts from the war between Russia and Ukraine, support to trade volumes from arbitrage trading and into early 2024, additional impetus from disruption in the Red Sea following the onset of the Israel-Hamas conflict. The current supply/demand outlook suggests potential for positive product tanker market conditions to continue through 2024, with demand trends supported by ongoing disruption in the Red Sea (although the duration of the disruption is uncertain), continued longer-haul trade patterns for Russian and European products, and with supply growth expected to remain fairly limited in this period due to a moderate orderbook delivery schedule. While product tanker market conditions may subsequently ease next year, earnings are expected to remain at healthy levels overall, with utilisation expected to remain well above levels seen prior to the war between Russia and Ukraine.
Current Environmental and Regulatory Issues
Over recent years the regulatory and policy framework surrounding shipping’s environmental impacts has continued to ramp up. The International Maritime Organisation (“IMO”), as well as regional bodies including the European Union (“EU”) and US governments, have implemented or are in the process of implementing stricter criteria across a range of areas, particularly focussed on ship greenhouse gas (“GHG”) emissions. At the start of 2023 the IMO introduced a range of ‘short-term measures’ as part of efforts to reduce the carbon intensity of shipping by 40% in 2030 vs the 2008 level. These comprised the Energy Efficiency Existing Ship Index (“EEXI”) – a technical measure of energy efficiency requiring certain improvements in efficiency compared to a baseline level, and the Carbon Intensity Indicator (“CII”) - an operational measure derived from actual vessel CO2 emissions. A range of ‘mid-term’ measures, aimed at delivering reductions in emissions in coming years, are currently under discussion by the IMO, but are intended to include a technical element (i.e., a goal-based fuel standard regulating the phased reduction of GHG intensity of marine fuels), and an economic element (i.e., a maritime GHG emissions pricing mechanism). By 2050, the IMO is now targeting net zero GHG emissions from shipping (measured on a well-to-wake basis). Meanwhile, the European Union has extended its Emissions Trading System to the shipping industry from January 2024 (phasing in over a three year period), under which emissions allowances must be purchased to cover (once fully phased in) 100% of emissions from intra-EU voyages and 50% of emissions on voyages to/from EU ports. The EU has also agreed to targets for the reduction of GHG intensity of marine fuels used on intra-EU routes and voyages to/from EU ports under its ‘FuelEU Maritime’ proposal.
These regulatory developments, combined with other developing governmental and policy requirements and charterer criteria are expected to have a range of impacts on the shipping fleet and markets. In particular, adverse impacts on older and less efficient vessels are expected given the potential CAPEX and fuel costs involved in meeting new regulations, potentially leading to reduced operating speeds, increased retrofitting of Energy Saving Technologies (“ESTs”) or increasing the rationale for demolition of these older vessels. Progress in renewal of the fleet may be uneven, and there is potential for emissions policies to impact supply/demand balances (and increased ‘tiering’ of markets) via changes in chartering policy, demolition levels and speed trends, potentially supporting market upside volatility.
The Product Tanker Industry
While crude tankers transport crude oil from points of production to oil refineries or storage locations, product tankers can carry both refined and unrefined petroleum products, including crude oil, “dirty products” (including fuel oil, vacuum gas oil and carbon black feedstock), and “clean products” (e.g., gas oil, gasoline, kerosene and naphtha). Transportation of clean products typically requires a vessel with coated tanks. Most product tankers have coated tanks, allowing vessels to transport various grades of refined petroleum products, vegetable oils and easy chemicals without degrading the vessel’s steel or contaminating the cargo. Dirty products, however, are transported by a mixture of coated and uncoated tankers, as trading patterns and market requirements dictate. “Dirty products”, such as fuel oil, vacuum gas oil and carbon black feedstock require heating to lower the viscosity of the cargo during transport, but require minimal tank or line preparation as contamination of the cargo is not a crucial consideration. Product tankers make up 59% of the combined crude and product tanker fleet (above 10,000 dwt) in terms of vessel numbers and 29% in terms of dwt, and are a key part of the global tanker trade. Although the product tanker market exhibits some independent behaviour from the crude tanker market, there is also correlation between the two sectors and changes in one market may influence the other.

Product Tanker Demand
Introduction
Demand for oil tankers is dictated by world oil demand and trade, and the location and accessibility of oil products supplies relative to the principal locations for discharging such cargoes. The metric of tonne-miles is often used as a proxy for oil tanker demand and is a product of (a) the amount of cargo transported in tankers, multiplied by (b) the distance which cargo is transported. Macroeconomic forces, both globally and regionally, have a significant impact upon world oil products consumption and, consequently, upon the volume of oil products to be transported by sea. The average distance of sea transportation of oil products is affected by trading patterns, which are determined by a combination of economic and geographic factors, refinery developments, regional products imbalances, seasonal variations, oil price trends and differentials in oil products prices between regions, environmental influences, exceptional climatic conditions and geopolitical events.
Oil demand cycles move broadly in line with developments in the global economy and are often a key factor influencing tanker demand. In 2023, oil accounted for around a third of world energy consumption. Daily oil demand has increased from 91.9 million barrels per day (“m bpd”) in 2013 to 101.3m bpd in 2023, driven by increasing world population, global economic expansion and rising oil consumption in the transportation industries in developing countries. The developing world has been the key driver of continued growth in global oil consumption, with oil demand in these nations growing by a CAGR of 1.8% p.a. over the past ten years, whilst oil demand in OECD countries has remained relatively steady (CAGR 0.0%). Global oil demand is projected to increase by 1.5% in 2024, following growth of 2.3% in 2023 to above the (pre-Covid) 2019 level for the first time. Increased consumption in Asia is expected to support growth in oil demand this year, notably in China though some economic headwinds remain. In 2025, global oil demand growth is projected to slow to 1.1% as energy transition related pressures limit consumption in the United States and Europe, though some support is expected from potential improvements in the global macroeconomic backdrop.

Key Oil Products Trade Trends
In 2023, global seaborne oil products trade grew by 2.3% to an estimated 23.2m bpd (equivalent to 9% of global seaborne trade in terms of tonnes), amid gains in global oil demand and further expansion in refinery capacity. Seaborne oil products trade volumes increased by a CAGR of 0.7% across 2013-2023, though trends have varied during this period. After growing by a steady c.1% p.a. in 2017-18 and falling by 3% in 2019, oil products trade decreased by 11% in 2020 on the back of sharp impacts on global oil demand and refinery runs from the COVID-19 pandemic, though trade volumes have since rebounded above 2019 levels. In 2023, there were significant shifts in trading patterns evident due to impacts from the war between Russia and Ukraine, with Europe replacing Russian products imports (and increasing imports from further-afield suppliers), and Russian products being increasingly shipped to a range of alternative destinations including Asia, Africa, the Middle East and Latin America. These trends, combined with underlying shifts towards longer-haul routes due to developments in regional refinery capacity, supported an increase of 7% in the average distance of products trade in 2023, with oil products tonne-mile trade growing by 9%. In 2024, seaborne oil products trade is projected to grow by 3.3% in tonnes, with growth on the exporter side driven largely by the Middle East and Asia on the back of further refinery capacity expansion. In tonne-mile terms, trade is projected to grow by 8.0%, amid ongoing disruption in the Red Sea, notably as vessels divert around the Cape of Good Hope, though shifts in trade flows may reduce requirements for significant re-routing to some extent, and the duration of disruption remains uncertain. Looking to 2025, products trade is projected to grow by 2.0% to 24.4m bpd, amid gains in global oil demand and refinery capacity (e.g. in India/MEG), though this represents a slower rate of growth than in 2024. Tonne-mile trade is projected to remain steady in 2025 assuming Red Sea disruption eases, with the lack of growth largely reflecting the comparison to a disruption-impacted 2024).
Key Import Trends
In recent years, products imports into different regions have been shaped by a range of factors, including oil demand and impacts from the COVID-19 pandemic, as well as developments in refinery capacity. Imports into Africa have been supported by gains in regional oil demand and a lack of sufficient domestic refinery capacity, as well as refinery closures in South Africa, with total African imports growing by a CAGR of 3.3% across 2013-2023 to reach 2.1m bpd. Imports into Europe had been supported across 2010-2016 by refinery closures in the region, but impacts from economic headwinds, the COVID-19 pandemic and efficiency gains on oil demand limited import volumes in recent years (imports totalled 6.0m bpd in 2023, down from 6.8m bpd in 2016, though some rebound from the 2020 low of 5.6m bpd has been seen). Imports into Asia grew by a CAGR of 0.6% across 2013-2023, with increasing Chinese refinery capacity limiting China’s import volumes to some extent, though in 2023 Chinese imports were supported by increased fuel oil imports by independent refiners amid tight availability of crude import quotas. Meanwhile, refinery closures in Oceania have supported firm import growth into the region, with volumes increasing by a CAGR of 9.2% across 2013-2023 to 1.2m bpd.

In 2024, global import growth of 3.3% to 1.1 billion tonnes is expected to be led principally by Asia amid firm oil demand growth, whilst import growth is also expected in Europe and Japan following recent refinery closures.

Key Export Trends
The Middle East has been a key and growing products exporter in recent years. Shipments from the region grew by a CAGR of 5.9% across 2013-2023 to reach 4.5m bpd, supported largely by expansion in regional refinery capacity (notably in Saudi Arabia and the United Arab Emirates). Exports from China have also grown firmly, by a CAGR of 8.0% across the same period to reach 0.9m bpd in 2023 (and rising above 1m bpd in 2019), on the back of a significant expansion in refinery capacity and increased activity by independent refiners after the liberalisation of China’s oil market in 2015-2016. Meanwhile, exports from North America and Europe have been steadier (CAGR of -0.4% and -0.5% respectively across 2013-2023) amid refinery capacity constraints.
Elsewhere, Russian exports were firm in 2023, with demand for Russian products supported in some countries (e.g. in South America and the Middle East) by attractive pricing and arbitrage opportunities, more than offsetting the impact of reduced purchases of Russian supplies in Europe after the European Union banned the import of Russian products in February 2023.

In 2024, export growth is projected from a range of regions, including the Middle East, India and Africa amid continued refinery capacity expansion as well as increased volumes from China, reflecting robust refinery throughput and export quotas.

Trading Patterns
The average distance (or ‘haul’) of seaborne oil products trade remained relatively steady across 2012-2018, with growth in products volumes fairly evenly spread in this period between inter-regional routes (e.g. Middle Eastern exports to Asia, Europe and North America, European exports to West Africa, and North American exports to South America) and intra-regional trades (notably within Asia and Europe). However, the average distance of seaborne products trade trended upwards across 2019-2023, increasing by 13% to c.3,300 miles. This largely reflected the impact of Russia-related trade pattern shifts as well as refinery capacity changes, with start-ups and expansions in the Middle East and China, and closures in North America, South Africa and Australia supporting increased trade on longer-haul inter-regional routes.
Amid a range of sanctions and policies, European countries have cut imports from Russia (volumes in 2023 down an estimated 55% year-over-year to c.0.4m bpd), instead increasing imports from further-afield suppliers (volumes shipped from the Middle East, North America and Asia were up c.50% year-over-year at c.1.8m bpd in 2023). Meanwhile, Russian exports to destinations outside of Europe increased significantly by over 43% year-over-year to c.1.9m bpd, with notably increased shipments to Asia, Africa, the Middle East and Latin America.
In 2024, the average haul of seaborne products trade is projected to grow by a further 5% (driving projected tonne-mile trade growth of 8%), with support from ongoing disruption in the Red Sea, notably as vessels divert around the Cape of Good Hope (initial projections are basis half a year’s worth of significant re-routing though the duration of disruption remains uncertain). Continued shifts in refinery capacity are providing some support (e.g. ongoing expansion in Middle Eastern and Indian exports, and growing imports into Japan and Australia following recent closures), as well as continued longer-haul trade patterns for Russian exports and European imports. Seaborne products trade average haul is projected to ease back slightly in 2025, while tonne-mile trade growth is projected to remain flat (assuming Red Sea disruption eases, with the lack of growth largely reflecting the comparison to a disruption-impacted 2024 and as Russia-related trade flow shifts stabilise, as well as with more limited global refinery capacity growth).

Trends In Refining Capacity
Trends in refinery capacity and throughput levels are a key driver of seaborne products trade patterns. At the start of March 2024, global refinery capacity totalled an estimated 103.0m bpd. Over a third of this capacity was located in Asia, with significant capacity also located in North America, Europe and the Middle East. Global refinery capacity has generally expanded steadily over time to meet underlying growth in consumption of oil products, and has grown by around 9m bpd since 2013, although capacity did contract in 2020 and 2021 due to several closures (notably in Europe) due to impacts from the COVID-19 pandemic. However, over the last decade, refinery capacity additions in the Middle East and Asia (particularly China) have been key drivers of overall global capacity expansion, with China adding 2.9m bpd of capacity in this period, and the Middle East adding 3.1m bpd (including the start-up of the 0.6m bpd Al-Zour refinery in Kuwait in late 2022 and the Duqum refinery in Oman of 0.23m bpd in late 2023). The Indian refining sector also registered firm expansion, adding 0.9m bpd of capacity since 2013. Meanwhile, the refining industries in OECD nations in Europe and Japan have contracted as outdated capacity has been closed.
Further expansion in global refinery capacity is expected in coming years, driven largely by refinery projects in India, China, the Middle East, Africa and Mexico, with global capacity projected to expand by circa 4% between across 2024. Expected start-ups scheduled to come online later this year include projects in Asia and the Middle East, for example, in Iraq, Iran and the United Arab Emirates. Indian refinery capacity is expected to expand by 1.3m bpd by end 2024, notably with the 0.5m bpd expansion of the Vadinar refinery. In Africa, capacity is expected to expand by 1m bpd driven by a range of projects in Nigeria, which follow the start-up of Africa’s largest refinery, Dangote (0.65m bpd) in early 2024.

Oil Price Trends
Developments in the oil price environment can also impact seaborne oil products trade. For example, in 2023, general impacts from sanctions on Russia and the G7 price cap on Russian products exports supported seaborne products trade through attractive pricing (e.g. Latin America, Africa, Asia & Turkey increasing imports from Russia) and arbitrage opportunities (e.g., Middle East increasing imports from Russia, whilst exporting its domestic output). The access to discounted Russian oil supported refinery margins in some regions (e.g. China) and led to firm refining runs and exports.
Trends in inventory levels also shape products trade trends. After products inventory levels built significantly during 1H 2020 due to impacts from the COVID-19 pandemic on oil demand, in some regions the subsequent rebound in oil demand took time to filter through to improved products import volumes, while domestic stock levels decreased. In Europe, inventory levels generally remained at subdued levels in 2022 and 2023 amid a firm price environment, though an effort to replenish stocks could support seaborne products imports into the region going forward.

Product Tanker Supply
Tanker supply is determined by the size of the existing fleet as measured by cargo carrying capacity. It is influenced by a variety of factors, primarily the size of the existing fleet, the rate of deliveries of newbuilds, scrapping, and other operating efficiency factors (for example, storage, time in port or repair yards, congestion and vessel speed) which can influence the level of ‘active supply’ or ships available for charter.
The global oil tanker fleet is generally divided into several key vessel types, distinguished principally by carrying capacity. The major types of crude and product tankers are shown in the following table.
Crude and Product Tanker Vessel Types
Class of Tanker	Cargo Capacity (DWT)	Typical Use
Ultra Large Crude Carriers (“ULCCs”)	> 320,000	Long-haul crude oil transportations from the Middle East Gulf, West Africa and more recently the US, with main destination being the Far East, as well as North America and Northern Europe.
Very Large Crude Carriers (“VLCCs”)	200,000 - 319,999
Suezmax	125,000 - 199,999
Medium-haul crude oil transportations from the Middle East Gulf, West Africa, Black Sea, Mediterranean and increasingly the US. Longer-haul shipments from Russia to Asia have increased since the onset of the war between Russia and Ukraine.

Aframax/LR2	85,000 - 124,999
Short-to-medium haul crude oil trades, with major trade routes including the Caribbean to the US, intra-regional routes in Europe and the Far East and growing volumes from the US to Europe and elsewhere. Long-haul shipments from Russia to Asia are also often carried on Aframaxes. LR2 tankers typically trade clean products on medium-to-long haul routes, e.g. from the Middle East Gulf to the Far East or Europe.

Panamax/LR1	55,000 - 84,999
Carriage of crude oil and clean and dirty petroleum products cargoes. Transportations often carried out on the Caribbean to US trade lane, along with North Sea, Far East & Mediterranean routes. Large volumes of clean products also carried from the Middle East to Asia.

MR	40,000 - 54,999	Flexible vessels involved in medium-haul petroleum products trades both in the Atlantic Basin and the growing intra-Asian/Middle East/Indian Sub-Continent trades.
Short Range(SR)/Handy	25,000 - 39,999	Short-haul of mostly refined petroleum products worldwide, usually on local or regional trade routes.
Source: Clarksons Research, March 2024

The world fleet of crude and product tankers (of 10,000 dwt and above) totalled 5,686 ships of 648.0m dwt at the start of March 2024, including 2,324 crude oil tankers of 462.8m dwt, and 3,362 products tankers of 185.2m dwt. The breakdown of the crude and products components of the fleet is illustrated in the table below. The footnotes to this table detail the assumptions used.
World Crude Oil and Product Tanker Fleet
Class of Tanker	Size (DWT)	Fleet		%share of DWT	Average Age (Years)	%Fleet Over 15 Years
		Number	million DWT
Crude Tankers
ULCC/VLCC	200,000+	908	279.7	43.2%	11.7	30.8%
Suezmax (Uncoated)	125,000 - 199,999	643	100.9	15.6%	11.9	30.7%
Aframax (Uncoated)	85,000 - 124,999	699	77.0	11.9%	13.8	47.5%
Panamax (Uncoated)	55,000 - 84,999	74	5.2	0.8%	16.6	75.0%
Crude Tanker Total		2,324	462.8	71.4%	12.5	34.1%
Product Tankers
Suezmax (Coated)	125,000 - 199,999	19	3.0	0.5%	13.9	56.7%
LR2 (Coated Aframax)	85,000 - 124,999	442	48.8	7.5%	10.5	26.0%
LR1 (Coated Panamax)	55,000 - 84,999	380	28.0	4.3%	14.5	53.2%
Medium Range (MR)	40,000 - 54,999	1,753	84.8	13.1%	12.5	37.5%
SR/Handy	25,000 - 39,999	435	15.9	2.4%	16.5	67.3%
SR	10,000 - 24,999	333	4.9	0.8%	15.8	42.9%
Product Tanker Total		3,362	185.2	28.6%	13.3	39.9%
Total Oil Tanker	10,000+	5,686	648.0	100.0%	13.0	35.8%
Source: Clarksons Research, March 2024. Product Tanker Total refers to all vessels of 10,000+ dwt.
Note (1): The product tanker fleet is classified as coated non-IMO graded tankers, IMO III graded tankers, IMO II graded tankers of 25,000 dwt and above which meet criteria: average tank size >3,000cbm, or, where average tank size is unknown, number of tanks <16 (for vessels of 25,000 dwt – 39,999 dwt), <18 tankers (for vessels of 40,000 dwt – 54,999 dwt), < 30 tanks (for vessels of 55,000 dwt – 84,999 dwt), tankers of unknown IMO grade of 25,000 dwt and above, uncoated non-IMO graded tankers below 55,000 dwt. Tankers designated as specialised tankers and all tankers with stainless steel tanks are excluded.
Note (2): The data relating to product tankers is for the fleet sized 10,000 dwt and above.
The fleet of product tankers increases as a result of the construction and delivery of newbuilds to the fleet and decreases as a result of the removal of older vessels by demolition or otherwise, or through vessel loss. Over a short-term period, ‘active’ vessel supply is also affected by other factors, such as lay-up, use of vessels for oil storage, or if vessels are awaiting repairs or dry docked. Trends in vessel productivity can also influence effective supply. Although oil product tankers are capable of transporting crude oil, dirty oil products and clean oil products, the transportation of dirty products or crude oil requires significant cleaning operations, which can affect the number of ships immediately available to carry clean refined products. Permanent removal of a vessel can take place within a relatively short time frame, typically within three months. The construction of a newbuild products tanker, however, typically requires between 18 months and three years from contract signing to delivery of the vessel by the shipyard, depending on the schedule of the relevant shipyard’s orderbook. Today’s supply side dynamics are also occurring against a backdrop of more limited global shipbuilding capacity than in the late 2000s, as well as constrained availability of ship finance.
Product tanker fleet capacity (vessels 10,000+ dwt) grew by a CAGR of 3.5% between the start of 2014 and the start of 2024, a more moderate rate of increase than the 2000-2010 CAGR of 7.8%, when fleet growth was boosted by strong newbuild investment amid robust product tanker markets conditions c.2004-2008. In recent years, product tanker fleet growth has been relatively muted, averaging 2.0% p.a. across 2020-2023, largely reflecting more limited order volumes. Taking into account potential trends in deliveries and scrapping, fleet expansion is projected to remain limited in the short-term, with growth of just 1.2% projected in 2024, before picking up to a still relatively moderate 4.1% in 2025, reflecting the pick-up in orders through 2023.
Product tanker deliveries (vessels 10,000+ dwt) totalled 62 units of 4.2m dwt in 2023, the lowest number of ships delivered in any year since 2001 and 54% below the 2010s average of 134 units of 7.8m dwt. More limited delivery volumes have come on the back of a historically moderate orderbook, with the muted pace of deliveries expected to continue into 2024 (3.5m dwt currently scheduled).

Product Tanker (10,000 DWT+) Fleet Changes
million DWT
Age (Years)
Deliveries (LHS)
Demolitions (LHS)
Average Demolition Age (RHS)
20
15
10
5
0
-5
35
30
25
20
15
10
5
0
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024ytd
Source: Clarksons Research, March 2024

The level of scrapping is generally impacted by current and prospective charter market conditions in relation to scrapping prices, while other factors including operating, repair and survey costs also impact. Product tanker demolition (vessels 10,000+ dwt) has averaged 35 vessels of 1.5m dwt p.a. over the last ten years, with a recent peak of 81 units of 3.5m dwt seen in 2021 during a period of weak earnings. Scrapping in 2023 was extremely limited, with just 8 units of 0.3m dwt reported sold for demolition, the lowest recorded level for >25 years. This primarily reflected the impact of very strong market conditions, as well as increased appetite for some older tonnage on the secondhand market amidst growth in the ‘shadow’ or ‘dark’ tanker fleet. Going forwards, in addition to market developments, the accelerating regulatory environment is expected to become an increasingly important factor in scrapping decision making, with potential for owners of older units to increasingly scrap ships as environmental and emissions regulations tighten further. Significant ‘fleet renewal’ is expected amidst an ageing product tanker fleet; at the start of March 2024 the fleet had an average age of 13.3 years, up from 9.2 years at the start of 2014, whilst 14% of product tanker fleet capacity was aged 20+ years and 43% was aged 15+ years.

Product Tanker Fleet: Age Profile (25,000+ dwt)
No.
250
200
150
100
50
0
Suezmax (Coated)
LR2 (Coated Aframax)
LR1 (Coated Panamax)
Medium Range (MR)
SR/Handy
<=1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Source: Clarksons Research, March 2024

Average product tanker vessel speeds have generally trended downwards over the last c.15 years, against a backdrop of periods of market pressure and an increasing focus on reducing vessel emissions. Product tanker speeds averaged 11.4 knots in 2023, down by 18% from 13.8 knots in 2008, but up from a recent low of 11.2 knots in early 2022 given the extended period of stronger market conditions. Building pressure from environmental regulations (e.g. CII) could lead to further downwards movement in vessel speeds going forwards, particularly for older ships.

Newbuild demand is affected by newbuilding prices in relation to current and anticipated charter market conditions. The orderbook indicates the number of vessels which have been contracted at shipyards but are yet to be delivered to owners, and is indicative of how vessel supply may develop in the coming years. The product tanker orderbook (vessels 10,000+ dwt) stood at 344 units of 24.9m dwt at the start of March 2024. The orderbook increased across 2023 following stronger contracting volumes, with the orderbook having risen from 10.8m dwt at the start of 2023 (equivalent to 6.0% of fleet capacity). However, the orderbook still remains at a relatively moderate level, equivalent to 13.4% of existing fleet capacity in dwt terms.
World Crude Oil and Product Tanker Orderbook
Class of Tanker	Size (DWT)	Orderbook			Orderbook Delivery Schedule (million DWT)
		No.	million DWT	% of fleet	2024	2025	2026+
Crude Tankers
ULCC/VLCC	200,000+	39	12.1	4.3%	0.3	1.5	10.3
Suezmax (Uncoated)	125,000 - 199,999	76	11.9	11.8%	1.1	4.4	6.4
Aframax (Uncoated)	85,000 - 124,999	33	3.8	5.0%	1.4	0.8	1.6
Panamax (Uncoated)	55,000 - 84,999	3	0.2	3.9%	0.1	0.0	0.1
Crude Tanker Total		151	28.0	6.1%	2.9	6.7	18.4
Product Tankers
Suezmax (Coated)	125,000 - 199,999	0	0.0	0.0%	0.0	0.0	0.0
LR2 (Coated Aframax)	85,000 - 124,999	116	13.3	27.2%	1.7	5.7	5.8
LR1 (Coated Panamax)	55,000 - 84,999	31	2.3	8.4%	0.1	0.8	1.4
Medium Range (MR)	40,000 - 54,999	180	9.0	10.6%	1.7	3.3	3.9
SR/Handy	25,000 - 39,999	2	0.1	0.5%	0.0	0.1	0.0
SR	10,000 - 24,999	15	0.2	5.0%	0.1	0.1	0.1
Product Tanker Total		344	24.9	13.4%	3.6	10.0	11.3
Total Oil Tanker	10,000+	495	52.9	8.2%	6.5	16.8	29.7
Source: Clarksons Research, March 2024. Product Tanker Total refers to all vessels of 10,000+ dwt.
Note (1): The product tanker fleet is classified as coated non-IMO graded tankers, IMO III graded tankers, IMO II graded tankers of 25,000 dwt and above which meet criteria: average tank size >3,000cbm, or, where average tank size is unknown, number of tanks <16 (for vessels of 25,000 dwt – 39,999 dwt), <18 tankers (for vessels of 40,000 dwt – 54,999 dwt), < 30 tanks (for vessels of 55,000 dwt – 84,999 dwt), tankers of unknown IMO grade of 25,000 dwt and above, uncoated non-IMO graded tankers below 55,000 dwt. Tankers designated as specialised tankers and all tankers with stainless steel tanks are excluded.
Note (2): Going forward, the orderbook may be influenced by delays, cancellations and the re-negotiation of contracts. Due to these technical and contractual issues, there is currently some uncertainty surrounding the orderbook. The figures quoted above relate to the orderbook as at March 1, 2024 and take no account for these potential delivery problems. In addition further newbuild orders will be placed going forward.
Note (3): The data relating to product tankers is for the fleet sized 10,000 dwt and above.
Product tanker contracting picked up in 2023, supported by recent strength in vessel earnings. The volume of product tanker orders placed (vessels 10,000+ dwt) averaged 5.5m dwt p.a. across 2018-2022, almost half the average of the previous five-year period. However, in 2023, 233 product tankers of 17.5m dwt were ordered, the strongest annual total in capacity terms since 2013. Most orders have been placed with delivery scheduled in 2025-2027, with total product tanker deliveries in 2024 still projected to remain at subdued levels historically.

The table below outlines the major builders of MR tankers, ranked by orderbook:
MR Tankers - Top Builders
Builder	Builder Country	Delivered 2023	Orderbook		Orderbook Delivery Schedule (million DWT)
		million DWT	No.	million DWT	2024	2025	2026+
Hyundai Mipo	South Korea	0.1	40	2.0	0.3	1.0	0.8
Hyundai Vietnam SB	Vietnam	0.5	18	0.9	0.3	0.5	0.1
Chengxi Shipyard	China		18	0.9		0.1	0.8
K SB (Jinhae)	South Korea	0.4	17	0.8	0.5	0.3
Yangzi-Mitsui SB	China		16	0.8		0.6	0.3
Jiangsu New YZJ	China		13	0.7		0.1	0.6
GSI Nansha	China	0.1	13	0.6	0.1	0.2	0.4
New Times SB	China		11	0.5	0.2	0.2	0.1
Minaminippon (Ozai)	Japan		7	0.4	0.1	0.1	0.2
Penglai Jinglu SY	China	0.2	7	0.3		0.0	0.3
Top 10 % Share		96%	89%	89%	83%	92%	90%
Total		1.4	180	9.0	1.7	3.3	3.9
Source: Clarksons Research, March 2024
Recent developments in the fleet and orderbook are shown below:

Crude & Product Tanker Fleet Development

million DWT, end
Crude Tanker Fleet
CAGR (2018-2023): 3.5%
Product Tanker Fleet
CAGR (2018-2023): 2.6%
Product Tanker Fleet Growth
Product Tanker
CrudeTanker
700
600
500
400
300
200
100
0
25%
20%
15%
10%
5%
0%
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024f
2025f

Source: Clarksons Research, March 2024

Product Tanker Orderbook Development

million DWT, end year
70
60
50
40
30
20
10
0
70%
60%
50%
40%
30%
20%
10%
0%
Product Tanker Orderbook as a % of the Fleet
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Feb-24

Source: Clarksons Research, March 2024

The overall comparison between supply growth and demand growth can be seen in the graph below:

The Product Tanker Market
The charter market is highly competitive and based primarily on the offered charter rate, the location and technical specification of the vessel and the reputation of the vessel and its manager. Typically, the agreed terms are based on standard industry charter parties prepared to streamline the negotiation and documentation processes. The most common types of employment structures for a tanker are spot market, COA, time charter, bareboat charter and pool employment. When employed in a pool, the vessel is part of a fleet of similar vessels, brought together by their owners in order to exploit efficiencies and benefit from a revenue sharing mechanism. The pool operator sources different cargo shipment contracts and directs the vessels in an efficient way to service these obligations. Pools can benefit from profit and loss sharing effects, sharing geographical market exposure and potentially less idle time through coordination of vessel movements, but vessels sailing in a pool remain vulnerable to adverse market conditions.
Freight and hire rates for product tankers trading under spot charters are very sensitive to fluctuating demand for and supply of vessels, and rates are consequently volatile. Rates are also strongly affected by seasonal fluctuations in demand from end consumers. While trends in the product tanker market are heavily impacted by product tanker supply and demand trends, typically market conditions have also been well correlated with crude oil tanker market developments, partly reflecting the fact that some crude and products tankers have the potential to act as ‘swing tonnage’ between the crude, dirty and clean markets.
Rates and earnings in the product tanker market have been volatile in recent years. Average clean MR spot earnings have ranged from a low of $4,055/day in July 2021 to a high of $49,329/day in December 2022, and between the start of 2000 and the start of March 2024 averaged $17,026/day. Product tanker market conditions have generally been very firm since early 2022, with clean MR spot earnings averaging $31,240/day between March 2022 and March 2024, nearly double the average since start 2000, whilst the one year MR time charter rate averaged $24,945/day across the same period, compared with the average since start 2000 of $17,509/day. Strong market conditions through 2023 generally reflected impacts from the war between Russia and Ukraine, in particular a shift to longer-haul trade routes due to a deterioration in trade relations between Russia and ‘western’ nations, resulting in European countries in particular replacing volumes previously sourced on short-haul routes from Russia with products imported from the Middle East and Asia, whilst Russian exports have increasingly been shipped to a range of non-European destinations. Recent product tanker market strength has followed a period of pressure across mid-2020 to early 2022 amid impacts on oil demand and products trade from the COVID-19 pandemic. In early 2024, product tanker markets saw further upside from vessels re-routing away from the Red Sea onto longer voyages (e.g via the Cape of Good Hope) which has added additional impetus to an already tight supply-demand balance. As a result of the increasing disruption, average product tanker spot earnings rose to above $50,000/day in late January. Clean MR spot earnings rose to close to $40,000/day in January, while LR2 earnings surged to over $100,000/day amid impacts from the disruption. However, while re-routing initially provided clear market upside in some sectors, impacts on costs and arbitrages have also led to some trade flow shifts and MR earning spot earnings have since eased back to a still historically firm $35,000/day in early March, whilst LR2 earnings on the MEG-UKC route have eased back to below $50,000/day.
It should be noted that while MR rates have been used to illustrate tanker market conditions, earnings and time charter rates for other product tanker sizes have generally followed similar trends. Further, the above statistics are based on a non-scrubber fitted, ‘non-eco’ MR product tanker built in c.2010. Vessels fitted with scrubbers and those built more recently with ‘eco’ specifications are generally able to achieve premiums on these levels. For example, clean earnings for a c.2015-built ‘eco’ scrubber-fitted MR averaged $33,549/day in 2023, compared with $26,948/day for a c.2010 built unit (non-eco, non-scrubber fitted).

Historical Benchmark MR Tanker Time Charter Rates

US$ '000/day
60
50
40
30
20
10
0
1 Year Time Charter
3 Year Time Charter
Average Spot Earnings
jan-04
jan-05
jan-06
jan-07
jan-08
jan-09
jan-10
jan-11
jan-12
jan-13
jan-14
jan-15
jan-16
jan-17
jan-18
jan-19
jan-20
jan-21
jan-22
jan-23
jan-24

Source: Clarksons Research, March 2024

The vessels used in the time charter estimates are standard modern vessels in this market sector. Clarksons Brokers estimate time charter rates each week for these standard vessels, which is informed by transactions and ongoing negotiations associated with vessels of similar size. There is no guarantee that current rates are sustainable and rates may increase and decrease significantly over short periods of time.
Product tanker asset values have also fluctuated over time, and there is a relationship between changes in asset values and the charter market. Newbuilding prices have increased significantly over recent years, due to increased ‘forward cover’ at shipyards and cost inflation. In March 2024, the guideline newbuilding price for an MR stood at $48.5m, up 7% year-over-year and up from a recent low of $34m in mid-2020, representing the highest level since 2008.

Meanwhile, secondhand product tanker prices have also increased significantly in recent years, on the back of stronger product tanker charter market conditions and firm buyer appetite. The guideline price for a 5 year old secondhand MR tanker stood at $45.5m in March 2024, up 10% year-over-year and up from $30m at start 2022. Asset values for LR and Handy tankers have followed similar trends to MR tankers.

MR Tanker Asset Prices

US$ million
60
50
40
30
20
10
0
Newbuild
5 Year Old
10 Year Old
jan-04
jan-05
jan-06
jan-07
jan-08
jan-09
jan-10
jan-11
jan-12
jan-13
jan-14
jan-15
jan-16
jan-17
jan-18
jan-19
jan-20
jan-21
jan-22
jan-23
jan-24

Source: Clarksons Research, March 2024

The following tables summarize recent market developments relating to Handy, MR and LR1 product tankers for both charter rates and asset values.
Handy Product Tankers: Time Charter and Asset Value Summary Table
	Spot Earnings	Time Charter (US$/day)		Asset Prices (US$ million)
		1 Year	3 Year	5 Year Old	10 Year Old
2014	12,473	13,774	14,678	23.0	15.0
2015	22,094	15,880	15,250	25.0	17.0
2016	8,962	13,998	14,264	19.0	14.0
2017	7,380	11,430	12,841	22.0	13.0
2018	6,734	11,572	12,750	24.0	14.0
2019	14,560	13,425	12,938	25.0	15.0
2020	13,881	12,995	13,399	23.0	14.0
2021	7,930	10,797	12,854	25.0	14.5
2022	45,087	17,774	14,346	34.0	23.0
2023	40,512	24,947	17,760	38.0	29.0
2024 YTD*	38,283	26,750	17,500	40.3	32.0
5 Year Avg	25,046	16,405	14,399	28.4	18.5
5 Year Peak	96,711	28,000	18,000	40.5	33.0
5 Year Trough	411	10,250	12,250	23.0	13.5
10 Year Avg	18,290	14,840	14,139	25.7	16.7
10 Year Peak	96,711	28,000	18,000	40.5	33.0
10 Year Trough	333	10,250	12,250	19.0	13.0
20 Year Avg	19,774	16,098	15,257	28.5	18.9
20 Year Peak	96,711	28,000	22,000	47.0	37.0
20 Year Trough	333	10,000	10,500	19.0	12.0
*	YTD Jan-Feb 2024
Source: Clarksons Research, March 2024.
Note (1): All earnings are basis annual or monthly averages, with values basis end period.

MR Product Tankers: Time Charter and Asset Value Summary Table
	Spot Earnings	Time Charter (US$/day)		Asset Prices (US$ million)
		1 Year	3 Year	Newbuild	5 Year Old
2014	12,360	14,630	15,399	36.8	25.0
2015	21,405	17,769	16,409	35.5	29.0
2016	12,124	15,092	15,212	32.5	22.0
2017	10,220	13,219	14,000	33.8	25.0
2018	8,750	13,120	14,154	36.5	27.5
2019	13,740	14,683	14,714	35.8	30.0
2020	15,251	14,440	14,930	34.0	26.0
2021	6,740	12,429	13,545	41.0	29.0
2022	31,775	20,570	16,123	43.5	40.0
2023	26,948	26,832	22,034	47.5	43.5
2024 YTD*	31,776	28,094	23,750	48.2	45.5
5 Year Avg	19,139	18,216	16,544	39.7	32.8
5 Year Peak	74,081	31,250	25,000	48.5	45.5
5 Year Trough	3,185	11,625	13,500	34.0	26.0
10 Year Avg	16,106	16,470	15,766	37.4	29.4
10 Year Peak	74,081	31,250	25,000	48.5	45.5
10 Year Trough	3,185	11,625	13,500	32.5	22.0
20 Year Avg	17,042	17,795	16,915	39.0	32.7
20 Year Peak	74,081	32,000	25,000	53.5	54.0
20 Year Trough	3,185	11,500	12,500	32.5	22.0
*	YTD Jan-Feb 2024
Source: Clarksons Research, March 2024.
Note (1): All earnings are basis annual or monthly averages, with values basis end period.
LR1 Product Tankers: Time Charter and Asset Value Summary Table
	Spot Earnings*	Time Charter (US$/day)		Asset Prices (US$ million)
		1 Year	3 Year	Newbuild	5 Year Old
2014	15,232	15,880	16,466	46.0	33.5
2015	24,847	23,567	20,510	45.0	35.0
2016	12,903	18,116	17,715	41.0	28.0
2017	8,247	13,077	14,875	41.5	28.0
2018	8,397	12,962	14,500	44.0	30.0
2019	15,147	16,635	15,233	44.5	32.5
2020	19,858	16,918	16,288	42.5	29.0
2021	7,052	13,583	15,625	51.0	31.0
2022	33,338	25,236	20,423	54.0	45.0
2023	28,155	32,707	26,188	57.5	51.0
2024 YTD*	47,750	37,063	28,750	58.0	53.0
5 Year Avg	21,580	21,679	19,180	49.1	36.9
5 Year Peak	114,370	42,500	29,000	58.5	53.0
5 Year Trough	566	12,750	14,375	42.5	29.0
10 Year Avg	17,886	19,199	17,977	46.4	34.3
10 Year Peak	114,370	42,500	29,000	58.5	53.0
10 Year Trough	566	12,500	14,375	41.0	26.5
20 Year Avg	19,721	20,805	19,525	48.2	37.9
20 Year Peak	114,370	42,500	29,000	68.0	62.0
20 Year Trough	566	12,500	14,000	38.5	24.0
*	Basis LR1 Ras Tanura-Chiba Route, YTD Jan-Feb 2024
Source: Clarksons Research, March 2024.
Note (1): All earnings are basis annual or monthly averages, with values basis end period.

Competitive Landscape
The product tanker market is comprised of a variety of ship owners and operators of varying sizes. A vessel is either operated directly by the owner, or by a third party. This includes the use of commercial pool management. Pools are an important feature of the product tanker market, and have been relatively successful compared to other sectors. Pools are arrangements in which owners work together to organize the commercial management of a group of vessels, allowing them to share revenues, while potentially minimizing idle time. Conversely, the decision not to compete can mean that pooled vessels are prone to sharing the effects of any adverse market conditions. The leading owners within the product tanker market are detailed below. Ownership of product tankers is more consolidated than in the bulk carrier sector. The below table reflects the ownership of vessels and therefore, vessel operators who have financed one or more vessels through sale and lease-back arrangements may operate a higher number of vessels than the number of vessels listed in the respective segments below. Additionally, some of the owners listed in the below tables are not operators of vessels and therefore not competitors in the market for the operation of product tankers. Certain tankers capable of carrying chemicals are not included in the below tables.
Top Handy Product Tanker (25,000-39,999 dwt) Owners			Top MR Product Tanker (40,000-54,999 dwt) Owners
Name	Fleet & Orderbook		Name	Fleet & Orderbook
	Number	m DWT		Number	m DWT
Waruna Nusa Sentana	23	0.82	Sinokor Merchant	56	2.79
Scorpio Tankers	14	0.54	TORM A/S	54	2.69
Maersk Tankers	10	0.39	Scorpio Tankers	54	2.67
IMS SA	8	0.30	Hafnia Limited	49	2.46
Soechi Lines	7	0.26	Nissen Kaiun	39	1.95
Hafnia Limited	6	0.23	CMG Nanjing Tanker	40	1.90
Iver Ships BV	6	0.22	Intl Seaways	35	1.75
Mitsui OSK Lines	7	0.22	COSCO Shpg Energy	36	1.67
Pioneer Tanker	6	0.21	Sovcomflot	33	1.53
Pantheon Tankers	5	0.20	Eastern Pacific Shpg	23	1.15
Top 10 % Share	21.1%	21.4%	Top 10 % Share	21.7%	21.9%
Total	437	15.92	Fleet Total	1,933	93.73
Source: Clarksons Research, March 2024
Top LR1 Product Tanker (55,000-84,999 dwt) Owners			Top LR2 Product Tanker (85,000-124,999 dwt) Owners
Name	Fleet & Orderbook		Name	Fleet & Orderbook
	Number	m DWT		Number	m DWT
Hafnia Limited	25	1.87	Scorpio Tankers	38	4.19
Dynacom Tankers Mgmt	18	1.34	Frontline	18	1.98
COSCO Shpg Energy	13	0.97	TORM A/S	17	1.96
Intl Seaways	10	0.75	Cardiff Marine	17	1.90
TORM A/S	10	0.74	Dynacom Tankers Mgmt	16	1.84
Chemikalien Seetrans	10	0.74	Thenamaris	14	1.60
Tsakos Energy Nav	9	0.66	COSCO Shpg Energy	14	1.54
Navios MLP	8	0.60	BoCom Leasing	12	1.32
Prime Tanker Mgmt	8	0.60	Eastern Pacific Shpg	11	1.23
Beks Shipmanagement	8	0.58	Navios MLP	10	1.15
Top 10 % Share	29.0%	29.2%	Top 10 % Share	29.9%	30.1%
Fleet Total	411	30.31	Fleet Total	558	62.07
Source: Clarksons Research, March 2024
C.	Organizational Structure
Hafnia is the parent company for our subsidiaries. We have 72 (direct or indirect) wholly-owned subsidiaries. Additionally, we have a 50% (direct or indirect) ownership interest or voting rights interest in 18 companies. See Exhibit 8.1 for a list of our subsidiaries as at December 31, 2023 and their respective jurisdictions of formation.

We note that in addition to the subsidiaries listed in Exhibit 8.1, we have made investments in a number of companies where our ownership and voting interest is below 50%. In the past, we have for example invested in projects relating to the production of green energy and projects regarding development of technologies which can possibly be used in our business in a short, medium, or long term perspective. We do not consider these investments a material part of our business.
D.	Property, Plants and Equipment
We own no material property other than our Hafnia Vessels, shares in our joint ventures and shares in other companies. We lease office space in various jurisdictions and had the following material leases in place as at December 31, 2023:
•	Singapore: 10 Pasir Panjang Road, #18-01 Mapletree Business City, Singapore 117438
•	Copenhagen: Hans Bekkevolds Alle 7, 2900 Hellerup, Denmark
•	Houston: 1800 West Loop South, Suite 1925, Houston, Texas 77027, United States of America
•	Dubai: Jumeirah Business Center 1, Unit No. 4003, Jumeirah Lakes Towers, Dubai, United Arab Emirates
Patents, Licenses and Trademarks
We have no material patents and do not use any licenses other than ordinary information technology licenses.
We do not have a trademark registration of our name (Hafnia) or logo. We have usage rights to our logo.
We have registered our primary domains: hafniabw.com, hafniatankers.com and hafnia.com. None of the information contained on our website is incorporated into or forms a part of this Registration Statement.
Facilities
We are not aware of any environmental issues or other constraints that would materially impact the intended use of our facilities.
ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our restated Consolidated Financial Statements, accompanying notes thereto and other financial information appearing in “Item 17. Financial Statements.” You should also carefully read the following discussion with the sections of this Registration Statement entitled “Item 3. Key Information – D. Risk Factors”, “Item 4. Information on the Company – B. Business Overview – The International Oil Tanker Shipping Industry”, and “Cautionary Statement Regarding Forward-Looking Statements.” Our restated consolidated financial statements for the years ended December 31, 2023, 2022, and 2021 have been prepared in accordance with IFRS as issued by the IASB.
Our consolidated financial statements are presented in U.S. dollars ($) unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. dollars in this Registration Statement are at the rate applicable at the relevant date, or the average rate during the applicable period.
Overview
We are an international shipping company providing seaborne transportation of refined oil, other petroleum products and certain chemical products. We operate directly and through our Pools a modern fleet of the following vessel types: LR2, LR1, MR, Handy, and Specialised vessels. We have previously operated Stainless vessels acquired by us in connection with the CTI Transaction but have divested these non-core assets in 2022. See “Item 4. Information on the Company – B. Business Overview – Our Business” for additional information about the vessels in our Combined Fleet.
We operate the following seven pools that we refer to collectively as the Pools: (i) LR2 Pool, (ii) LR1 Pool, (iii) MR Pool, (iv) Handy Pool, (v) Chemical-MR Pool, (vi) Chemical-Handy Pool and (vii) Specialised Pool. See “Item 4 – Information on the Company – B. Business Overview – Our Business – The Pools” for additional information about our Pools. The majority of our Hafnia Vessels and TC Vessels are employed on voyage charters and time charters through our Pools, whereby earnings are subject to profit sharing with other pool participants. Our Pool Managers receive only management fees in connection with such services. Some of our Hafnia Vessels are also employed on time charters and voyage charters outside of the Pools. For our JV Vessels, some are operated through the Pools and some are on time charters outside the Pools.
We believe that our pool employment strategy provides us with a competitive advantage in optimizing the earnings of our Hafnia Vessels and TC Vessels. By operating a large number of vessels, our commercial pools offer operating efficiencies, thereby enhancing utilization rates, which we believe enables us to outperform the spot market over time. We strategically employ our Hafnia Vessels and TC Vessels in pools that are primarily focused on spot market voyage charters, which we believe positions us to capitalise on improving rates in the product tanker market. In addition, our strategy allows us to more efficiently deploy our vessels to limit idle time and provide more stable earnings relative to our non-pooled peers participating in the spot market. Importantly, our pool employment strategy will also allow us to directly benefit from the anticipated fuel savings of our newbuild vessels, as under spot market voyage charters we are responsible for all voyage expenses, including bunker fuel costs, which are generally the largest expense.
Please see below an overview of the utilisation rate for our Hafnia Vessels and TC Vessels for the years ended December 31, 2023, 2022 and 2021, respectively. Utilisation rate is operating days out of calendar days (both for Hafnia Vessels and TC Vessels).
	Utilisation rate
	2023	2022	2021
LR2	99.9%	99.9%	100.0%
LR1	96.5%	96.3%	97.2%
MR	98.8%	98.3%	97.7%
Handy	99.1%	98.1%	99.2%
Stainless	N/A(1)	95.7%	N/A(1)
Specialised	98.3%	N/A(2)	N/A(2)
All Hafnia Vessels and TC Vessels	98.4%	97.7%	97.9%
(1)	We entered and exited the Stainless segment in 2022.
(2)	We entered and exited the Specialised segment in 2023.

Our utilisation rates are largely unaffected by increases or decreases in our fleet size. This is due to our definition of operating days (as defined further below) which only excludes technical off-hire days. The reason we only exclude technical off-hire days and not commercial off-hire days is a result of the way we employ our Hafnia Vessels and TC Vessels. When our Hafnia Vessels and TC Vessels are not employed on long-term time charters, they are almost always employed within our Pools which mean that they will earn revenue from the Pool regardless of whether they are commercially on-hire or off-hire due to the profit-sharing mechanisms in the Pools. Our utilisation rates are therefore primarily affected by planned and unplanned drydocking and other repairs, surveys, and maintenance. When we acquire new vessels, we may have to perform maintenance, repairs or modifications to the vessels and change the vessels’ technical manager which may lead to technical off-hire days.
Restated financial statements
Certain figures in the consolidated statement of comprehensive income for the years ended December 31, 2022 and 2021; the consolidated statement of financial position as at December 31, 2022 and 2021; and the consolidated statement of cash flows for the financial years ended December 31, 2022 and 2021 have been restated. We re-evaluated the accounting over certain terms within pool agreements, contracts, factoring agreements and other pool business and restated the financial years ended December 31, 2022 and 2021. As a result of taking a strict IFRS application, applied for the financial years ended December 31, 2022 and 2021, these financial statements have been restated to correct an error in the previously reported items: revenue, voyage expenses, loans receivable from pool participants, trade and other receivables, cash retained in the commercial pools, inventories and trade and other payables. As a result, we amended certain note disclosures in the financial statements. These corrections do not affect our TCE income, net profit, cash belonging to us, or equity for these years. The application of IFRS 15 and our related accounting policies as they relate to the pooling arrangements require significant judgement.
In the financial year ended December 31, 2023, there is a further change to accounting for pool agreements, as we moved from an agency model to a ‘disponent-owner’ model.
Revenue
We generate revenue by charging our customers for the transportation of their refined oil products, other petroleum products, and chemical products using our Hafnia Vessels and TC Vessels. Revenue primarily consists of revenue from voyage charters and time charters. Revenue from voyage charters also includes revenue from vessels on COAs or CVCs or short-term time charters (less than six months) and therefore the main distinction between the revenue streams is whether the underlying contracts are short-term or long-term contracts.
For our agency-based Pools, we have assessed that we have limited rights as Pool Managers. We account for the management fees we receive on External Vessels (Pool Vessels and JV Vessels employed in the Pools) as other operating income. For our Hafnia Vessels and TC Vessels employed in the Pools, we recognise gross revenue in Revenue (Hafnia Vessels and TC Vessels).
For our disponent-owner Pools, we have assessed that the rights conferred from the time charter arrangement in the pool agreements under the “disponent-owner” model provided us with the control of a right to a service to be performed using the vessels in such Pools for the end charterers, and hence allowing us as the pool manager to recognize revenue as a principal in line with IFRS 15 – Revenue from Contracts with Customers. We recognize gross revenue for all vessels employed in such Pools, in Revenue (Hafnia Vessels and TC Vessels) for our Hafnia Vessels and TC Vessels, and Revenue (External Vessels in Disponent-Owner Pools)for the External Vessels. We continue to account for the management fees we receive on External Vessels employed in the Pools as other operating income.
Revenue is affected by hire/freight rates and the number of operating days a vessel operates.
We account for investments in the JV Vessels as equity investments. Earnings from those vessels are not consolidated in our financial statements, however if JV Vessels are employed in disponent-owner Pools, we will recognise revenue from such vessels in Revenue (External Vessels in Disponent-Owner Pools). Therefore, although we may receive dividends from JV companies, our Revenue (Hafnia Vessels and TC Vessels) does not include revenue from our JV Vessels.

The following describes the two basic types of contractual arrangements; voyage charters and time charters:
Voyage charters in the spot market. The spot market generally refers to the segment of the market where vessels are employed for a single voyage. A vessel earns income from each individual voyage. Spot market pricing, which can be volatile, is influenced by a number of factors, including the number of competing vessels, the number of cargoes available, oil pricing and arbitrage, worldwide events and weather. Idle time between voyages is possible depending on the availability of cargo and positioning of the vessel. Under a spot market voyage charter, the vessel owner pays for the voyage expenses (less specified amounts covered by the contract), including bunker and port costs, and the vessel operating expenses. All freight voyage charter revenues and voyage expenses are recognised on a percentage of completion basis. Load-to-discharge basis is used in determining the percentage of completion for all spot voyages and voyages servicing contracts of affreightment. Under the load-to-discharge method, freight voyage charter revenue is recognised evenly over the period from the point of loading of the current voyage to the point of discharge of the current voyage. We do not begin recognizing revenue until we have entered into a contract with a customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage, nor do we recognize revenue when a vessel is off-hire.
Time charter. Under a time charter, vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or changes in current market rates. Under time charters, we operate and are responsible for crewing and arranging for technical management for the vessels. We also bear other operating expenses, such as repairs and maintenance, insurance, stores, lube oil, communications expenses and technical management fees of the vessels. Revenue from time charters, accounted for as operating leases, is recognised rateably over the rental periods of such charters, as services are performed.
External commercial pools: Following the CTI Transaction, we had Hafnia Vessels trading in external commercial pools until December 2022. We have assumed commercial management of those vessels and no longer have any Hafnia Vessels or JV Vessels employed in third-party commercial pools.
The table below illustrates the primary distinctions between the two employment arrangements generally used to employ tankers:
	Spot Market Voyage Charter	Time Charter
Typical contract length	Single voyage	Six months or more
Hire rate basis(1)	Varies	Daily
Voyage expenses(2)	Owner pays	Charterer pays
Vessel operating expenses for owned, lease financed, or bareboat chartered-in vessels(3)	Owner pays	Owner pays
Charterhire expense for time or bareboat chartered-in vessels(3)	Owner pays	Owner pays
Off-hire(4)	Charterer does not pay	Charterer does not pay
(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	“Voyage expenses” primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions.
(3)	“Vessel operating expenses” and “Charterhire expense” are defined below under “Important Financial and Operational Terms and Concepts”.
(4)
“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For TC Vessels, we do not pay the charterhire expense when the vessel is off-hire.

As at December 1, 2023, 104 of our Hafnia Vessels and TC Vessels were operating in the Pools or on spot charters outside the Pools and 15 were operating on time charter-out agreements outside of the Pools.
In 2023, we changed our LR2 Pool, LR1 Pool, MR Pool and Handy Pool from agent-to-owner pools to disponent-owner pools as further described in “Item 4. Information on the Company – B. Business Overview – The Pools”.
How We Evaluate Our Operations
We manage our business through the following main operating and reporting segments:
•	LR2 tankers
•	LR1 tankers
•	MR tankers
•	Handy tankers

In 2023, our Hafnia Fleet comprised one vessel in the Specialised segment. We have redelivered this vessel to its owner and as at the date of this Registration Statement, no vessels in the Hafnia Fleet operate in the Specialised segment. We continue to operate Specialised Pool Vessels in the Specialised Pool.
In 2022, after our acquisition of CTI, we began operating in the Stainless segment. We exited the Stainless segment in 2022 after divesting the Stainless vessels we acquired in the CTI Transaction. For accounting purposes, all eight vessels were considered divested in 2022, but the legal completion of two of the divestments occurred in 2023.
Previously, we reported on “Chemical-MR” vessels and “Chemical-Handy” vessels as separate segments, however we have now grouped “Chemical-MR” and “Chemical-Handy” vessels under the MR segment and the Handy segment, respectively. The reason behind this change is due to a change in the way operating results are reviewed by us. The “Chemical-MR” and “Chemical-Handy” vessels are deemed to be a variation of the existing Handy and MR vessels with similar economic characteristics and hence we felt it appropriate to aggregate with the Handy and MR reportable segments. Furthermore, we have observed that analysts and other market participants reviewing our financial statements include “Chemical-Handy” and “Chemical-MR” vessels together with their analysis of our Handy and MR vessels.
In addition, we use a variety of qualitative, operational, and financial metrics to assess our performance. Among other measures, management considers each of the following in assessing our business:
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortization and taxes. Adjusted EBITDA additionally includes adjustments for gain/(loss) on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and market participants reviewing our financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements.
We believe that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization, and taxes. These are items that could be affected by various changing financing methods and capital structure which may significantly affect profit/(loss) between periods. Including Adjusted EBITDA as a measure benefits investors in selecting between investment alternatives. Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.
The following table sets forth a reconciliation of Adjusted EBITDA to profit/(loss) for the financial year, the most comparable IFRS financial measure, for the years ended December 31, 2023, 2022 and 2021.
	Year Ended December 31,
(in thousands of U.S. dollars)	2023	2022	2021
Proft/(loss) for the financial year	$793,275	$751,589	$(55,493)
Income tax expense	6,251	6,678	4,390
Depreciation charge of property, plant and equipment	209,727	207,989	150,460
Amortisation charge of intangible assets	1,300	1,230	1,219
(Gain)/loss on disposal of assets	(56,087)	(25,483)	4,935
Share of (profit)/loss of equity-accounted investees, net of tax	(19,073)	(24,152)	1,768
Interest income	(17,629)	(6,977)	(2,355)
Interest expense	77,385	91,094	39,004
Capitalised financing fees written off	5,894	2,465	4,496
Other finance expense	11,845	2,516	3,333
Adjusted EBITDA	$1,012,888	$1,006,949	$151,757

Time charter equivalent (or “TCE”)
TCE (or TCE income) is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters and time charters) under which the vessels may be employed between the periods. We define TCE income as income from time charters and voyage charters (including income from Pools, as described above) for our Hafnia Vessels and TC Vessels less voyage expenses (including fuel oil, port costs, brokers’ commissions and other voyage expenses).
We present TCE income per operating day, a non-IFRS measure, as we believe it provides additional meaningful information in conjunction with revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance. Our calculation of TCE income may not be comparable to that reported by other shipping companies.
The following table reconciles our revenue (Hafnia Vessels and TC Vessels), the most directly comparable IFRS financial measure, to TCE income and TCE income per operating day.
	Year Ended December 31,
(in thousands of U.S. dollars, except operating days and TCE income per operating day)	2023	2022	2021
Revenue (Hafnia Vessels and TC Vessels)	$1,915,472	$1,926,551	$700,405
Revenue (External Vessels in Disponent-Owner Pools)	756,234	N/A	N/A
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(548,865)	(579,855)	(297,470)
Less: Voyage expenses (External Vessels in Disponent-Owner Pools)	(279,749)	N/A	N/A
Less: Pool distributions for External Vessels in Disponent-Owner Pools	(476,485)	N/A	N/A
TCE income	1,366,607	1,346,696	402,935
Operating days	42,276	44,475	33,188
TCE income per operating day	$32,326	$30,280	$12,141
Revenue, voyage expenses and pool distributions in relation to External Vessels in disponent-owner Pools nets to zero, and therefore the calculation of TCE income is unaffected by these items:
	Year Ended December 31,
(in thousands of U.S. dollars, except operating days and TCE income per operating day)	2023	2022	2021
Revenue (Hafnia Vessels and TC Vessels)	$1,915,472	$1,926,551	$700,405
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(548,865)	(579,855)	(297,470)
TCE income	1,366,607	1,346,696	402,935
Operating days	42,276	44,475	33,188
TCE income per operating day	$32,326	$30,280	$12,141
‘TCE income’ as used by management is therefore only illustrative of the performance of the Hafnia Vessels and the TC Vessels; not the External Vessels in our Pools.
In certain of management’s analyses below, we use the term “TCE income (voyage charter)”. We define TCE income (voyage charter) as revenue (Hafnia Vessels and TC vessels) from voyage charter (including income from Hafnia Vessels and TC Vessels trading in the Pools as described above) less voyage expenses (Hafnia Vessels and TC Vessels) relating to voyage charter. “TCE income (voyage charter)” differs from “TCE income” by excluding revenue and voyage expenses, if any, relating to time charters.
For the avoidance of doubt, in all instances where we use the term “TCE income” and it is not succeeded by “(voyage charter)”, we are referring to TCE income from revenue and voyage expenses related to both voyage charter and time charter.

Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts. These include the following:
Revenue. Revenue primarily includes revenues from time charters, external pool revenues and voyage charters (in the spot market). Revenue is affected by hire/freight rates and the number of days a vessel operates.
Revenue is also affected by the mix of business between vessels on time charter, vessels in pools and vessels operating on voyage charter outside the pools. Revenue from vessels in pools and on voyage charter is more volatile than revenue from vessels on long-term time charters, as freight rates for vessels in pools and on voyage charter are typically tied to prevailing market rates. Revenue also includes demurrage revenue, which is the compensation for the additional time incurred for the loading and discharging of vessels in breach of the contractual terms of the voyage charter contracts regarding the amount of time available for such loading and discharging.
We distinguish between revenue from Hafnia Vessels and TC Vessels and revenue from external vessels in disponent-owner pools.
Voyage charters. Voyage charters, or spot charters, are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses under these charters.
Voyage expenses. Voyage expenses primarily include bunker expenses, port expenses and other voyage expenses such as canal tolls, cargo handling operations, brokerage commissions and pool allocated profit sharing adjustment (pool allocation). Under a voyage charter, we pay all voyage expenses. These expenses are subtracted from voyage charter revenues to calculate TCE income.
We distinguish between voyage expenses relating to our Hafnia Vessels and TC Vessels and voyage expenses relating to external vessels in the disponent-owner pools.
Vessel operating expenses. For our Hafnia Vessels, we are responsible for vessel operating expenses. For TC Vessels, the owner is responsible for vessel operating expenses. Vessel operating expenses include crewing, repairs and maintenance, and insurance as well as other items such as spares and consumable stores, lube oils and communication. The three largest components of our vessel operating expenses are crewing, repairs and maintenance and insurance expenses. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.
Charter hire expense. Charter hire is the amount that we pay, or which is payable to the owners for time chartered-in vessels for leases which are less than 12 months, as well as non-lease components of time charter contracts with lease terms longer than 12 months. Time charters are usually entered into for a fixed period of time and the charter hire will usually be at rates that are fixed, but may contain a variable component based on inflation, interest rates, or current market rates. Time or bareboat chartered-in vessels (but not sale and lease-back financed vessels) are accounted for pursuant to IFRS 16 – Leases, and are thus initially recognised on the balance sheet as right-of-use assets and lease liabilities without directly taking up the expenses under charter hire expense (if necessary under time charters) and subsequently recognised on the profit and loss statement.
The responsibility for vessel operating expenses for the different types of charter agreements is as follows:
•	Time chartered-in vessels. The vessel’s owner is responsible for the vessel operating expenses.
•	Bareboat chartered-in vessels. The charterer is responsible for the vessel operating expenses.
We only have bareboat chartered-in vessels as a part of our sale and lease-back arrangements. These are accounted for as lease liabilities (sale and lease-back arrangements accounted for as financing transactions) and not pursuant to IFRS 16 – Leases.
Drydocking. We periodically drydock each of our Hafnia Vessels for inspection, repairs and maintenance, and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months to 60 months. Please read “Item 4. Information on the Company – Business Overview – Classification Societies” for additional information about the surveys our vessels are subject to. We capitalise all costs incurred during drydocking and amortise those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
Depreciation. Depreciation expense typically consists of:
•	charges related to the depreciation of the historical cost of our Hafnia Vessels (less an estimated residual value) over the estimated useful lives of the vessels;
•
charges related to the depreciation of our right of use assets (accounted for under IFRS 16 – Leases) which is based upon the straight-line depreciation of the right of use asset over the life of the lease or the useful life of the asset, if a purchase obligation exists or a purchase option is reasonably certain to be exercised; and

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.
External Vessels. Vessels, other than Hafnia Vessels and TC Vessels, employed in one of the Pools.
Operating days. Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in this Registration Statement and in our financial statements include operating days for TC Vessels. We use operating days to measure the number of days in a period which our Hafnia Vessels and TC Vessels actually generate or are capable of generating revenue. We do not count operating days for JV Vessels when calculating our total number of operating days.
Pool distributions. Pool distributions are distribution to the owners of external vessels in the disponent-owner pools.
Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
Our revenue is affected by cyclicity in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our Hafnia Vessels and TC Vessels, particularly those vessels we trade in the spot market or in spot market-oriented pools. We employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on our outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted, and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:
•	global and regional economic and political conditions;
•	increases and decreases in production of and demand for crude oil and refined petroleum products;
•	increases and decreases in OPEC oil production quotas;
•	the distance crude oil and refined petroleum products need to be transported by sea; and
•	developments in international trade and changes in seaborne and other transportation patterns.
Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption and weather delays in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our Hafnia Vessels and TC Vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31.

In addition to the above, we face a number of risks associated with our industry and must overcome a variety of challenges to use our competitive strengths in order to profitably implement our business strategy. These risks include, among other things and in addition to the cyclical and seasonal variations in demand mentioned above, our dependence on spot market voyage charters, fluctuating charter values, increases in fuel prices, changing economic, political and governmental conditions affecting our industry and business, international sanctions, embargoes, import and export restrictions, nationalizations and wars, material changes in laws and regulations, full performance by counterparties, particularly charterers, maintaining customer relationships, delay in deliveries or non-deliveries from shipyards, piracy, maintaining sufficient liquidity, financing availability and management turnover. See “Item 3. Key Information – D. Risk Factors” for detailed description of the risks we are exposed to.
A.	Operating Results
At the date of this Registration Statement, we operate our Hafnia Vessels and TC Vessels in four different main segments: LR2, LR1, MR, and Handy. See the below table for an overview of the main segments in which we have operated in 2021-2023 and of the main segment in which our joint ventures operate.
		Hafnia Vessels and TC Vessels for the year ended December 31,			JV Vessels
Segment	March 27, 2024	2023	2022	2021	Vista Joint Venture	Andromeda Joint Venture
LR2	•	•	•	•	•(3)
LR1	•	•	•	•	•(3)
MR(1)	•	•	•	•		•(4)
Handy(2)	•	•	•	•
Stainless			•
Specialised		•
(1)	In 2022, we had split the MR segment into an MR segment and a “Chemical-MR” segment. These are now both considered part of the MR segment.
(2)	In 2022, we had split the Handy segment into a Handy segment and a “Chemical-Handy” segment. These are now both considered part of the Handy segment.
(3)	Our Vista Joint Venture currently operates in the LR2 and LR1 segments. The Vista Joint Venture entered the LR2 segment in 2023 and operated in the LR1 segment in 2021, 2022 and 2023.
(4)	Our Andromeda Joint Venture currently operates in the MR segment and has operated in the MR segment in 2021, 2022 and 2023.
The below tables have been provided at a group level and the analysis has been broken out into segments where the movements are material.
The information below should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021. Some of the information contained in this section, including information about our plans and strategies for our business and our expected sources of financing, contains forward-looking statements that involve risks and uncertainties. Please read “Item 3. Key Information – D. Risk Factors” for information on certain factors that may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
We operate in a global industry where, among other things, freight rates are denominated and settled in U.S. dollars and a majority of our cost base is denominated and settled in U.S. dollars. Consequently, our financial reporting is in U.S. dollars.

Results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022
	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2023	2022	favourable / (unfavourable)
Revenue (Hafnia Vessels and TC Vessels)	$1,915,472	$1,926,551	$(11,079)	(1%)
Revenue (External Vessels in Disponent-Owner Pools)	756,234	N/A(1)	N/A	N/A
Voyage expenses (Hafnia Vessels and TC Vessels)	(548,865)	(579,855)	30,990	5%
Voyage expenses (External Vessels in Disponent-Owner Pools)	(279,749)	N/A(1)	N/A	N/A
Pool distributions for External Vessels in Disponent-Owner Pools	(476,485)	N/A(1)	N/A	N/A
	1,366,607	1,346,696	19,911	1%
Other operating income	44,984	40,461	4,523	11%
Vessel operating expenses	(268,869)	(263,903)	(4,966)	(2%)
Technical management expenses	(25,692)	(23,627)	(2,065)	(9%)
Charter hire expenses	(34,571)	(33,154)	(1,417)	(4%)
Other expenses	(69,571)	(59,524)	(10,047)	(17%)
	1,012,888	1,006,949	5,939	1%
Gain on disposal of assets	56,087	25,483	30,604	120%
Depreciation charge of property, plant and equipment	(209,727)	(207,989)	(1,738)	(1%)
Amortization charge of intangible assets	(1,300)	(1,230)	(70)	(6%)
Operating profit	$857,948	$823,213	$34,735	4%

Interest income	17,629	6,977	10,652	153%
Interest expense	(77,385)	(91,094)	13,709	15%
Capitalised financing fees written off	(5,894)	(2,465)	(3,429)	(139%)
Other finance expense	(11,845)	(2,516)	(9,329)	(371%)
Finance expense - net	(77,495)	(89,098)	11,603	13%
Share of profit of equity-accounted investees, net of tax	19,073	24,152	(5,079)	(21%)
Profit before income tax	$799,526	$758,267	$41,259	5%
Income tax expense	(6,251)	(6,678)	427	6%
Profit for the financial year	$793,275	$751,589	$41,686	6%
Other comprehensive (loss)/income(2)	(19,518)	68,174	(87,692)	(129%)
Total comprehensive income	$773,757	$819,763	$(46,006)	(6%)
(1)	We did not have any disponent-owner pool arrangements in 2022 and therefore had no revenue, voyage expenses or pool distributions attributable to external vessels in disponent-owner pools in 2022.
(2)
Other comprehensive (loss)/income includes foreign currency translation differences and fair value changes on the effective portion of cash flow hedges net of any reclassifications to profit or loss, and net changes in the fair value of equity investments held at fair value through other comprehensive income.

Profit for the financial year. Profit for the financial year ended December 31, 2023 was $793.3 million, an increase of $41.7 million, or 6%, from a profit of $751.6 million for the financial year ended December 31, 2022. The differences between the two periods are discussed below.
Revenue. Revenue from our Hafnia Vessels and TC Vessels for the year ended December 31, 2023 was $1,915.5 million, a decrease of $11.1 million, or 1%, from revenue of $1,926.6 million for the year ended December 31, 2022. TCE income (a non-IFRS measure) per day increased to $32,301 per day for the year ended December 31, 2023 from $30,280 per day for the year ended December 31, 2022. The decrease in revenue is discussed below by reportable segment.
The following is a calculation of our TCE income:
	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2023	2022	favourable / (unfavourable)
Revenue (Hafnia Vessels and TC Vessels)	$1,915,472	$1,926,551	$(11,079)	(1%)
Revenue (External Vessels in Disponent-Owner Pools(1))	756,234	N/A(2)	N/A(2)	N/A(2)
Voyage expenses (Hafnia Vessels and TC Vessels)	(548,865)	(579,855)	30,990	5%
Voyage expenses (External Vessels in Disponent-Owner Pools)	(279,749)	N/A(2)	N/A(2)	N/A(2)
Pool distributions (External Vessels in Disponent-Owner Pools)	(476,485)	N/A(2)	N/A(2)	N/A(2)
TCE income	$1,366,607	$1,346,696	$19,911	1%
(1)	External Vessels in Disponent-Owner Pools means vessels that are commercially managed by us in disponent-owner pool arrangements and which are not Hafnia Vessels or TC Vessels.
(2)	We did not have any disponent-owner pool arrangements in 2022 and therefore had no revenue, voyage expenses or pool distributions attributable to external vessels in disponent-owner pools in 2022.
In 2023, we changed certain of our Pools from an agent-to-owner model to a disponent-owner model. We refer to such Pools as “Disponent-Owner Pools”. In 2023, our LR2 Pool, LR1 Pool, MR Pool and Handy Pool were Disponent-Owner Pools. For External Vessels in our Disponent-Owner Pools, we recognise revenue, voyage expenses and pool distributions. Recognising Revenue (External Vessels in Disponent-Owner Pools) and voyage expenses (External Vessels in Disponent-Owner Pools) does not affect our profit for the financial year as the net of those two amounts is distributed to the pool participants as pool distributions.
In the following discussions and analysis of our results of operation for the year ended December 31, 2023 compared to the year ended December 31, 2022, any references to ‘revenue’ and ‘voyage expenses’ are references to revenue and voyage expenses relating to the Hafnia Vessels and TC Vessels unless otherwise indicated.
The following is a summary of our consolidated revenue by revenue type, in addition to a reconciliation of voyage expenses, TCE income, TCE income per day and total operating days.
	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2023	2022	favourable / (unfavourable)
Disaggregation of revenue by revenue type
Revenue from time charter	$134,436	$73,824	$60,612	81%
Revenue from voyage charter	1,781,036	1,852,727	(71,691)	(4%)
Revenue from time charter. Revenue from time charter for the year ended December  31, 2023 was $134.4 million, an increase of $60.6 million or 81% from $73.8 million for the year ended December 31, 2022. The increase in revenue from time charters was mainly due to eight MR vessels being moved out of the Pools and placed on time charter contracts during 2023.
During the year ended December 31, 2023, we employed 17 of our Hafnia Vessels, for a total of 5,207 operating days, on time charters outside the Pools. These time charters are summarised in the table below:
Vessel	Vessel type	Term	Commencement date
BW Neso	LR2	36+12 months	October 5, 2019
Hafnia Thalassa	LR2	36+12 months	November 16, 2019
Hafnia Triton	LR2	36+12 months	November 18, 2019
Hafnia Daisy	MR	60 months	October 16, 2021
Hafnia Lise	MR	61 months	September 28, 2021

Vessel	Vessel type	Term	Commencement date
Hafnia Pegasus	MR	12 months	September 28, 2022
Hafnia Precision	LR1	3+12 months	December 1, 2022
Hafnia Magellan	Handy	24+12+12 months	September 9, 2020
Hafnia Bering	Handy	12 months	October 11, 2022
Hafnia Cheetah	MR	24 months	February 21, 2023
BW Kestrel	MR	24 months	January 20, 2023
BW Merlin	MR	24 months	January 21, 2023
Hafnia Myna	MR	12 months	March 23, 2023
Hafnia Lene	MR	24 months	January 28, 2023
Hafnia Raven	MR	15 months	May 10, 2023
BW Falcon	MR	24 months	May 12, 2023
Hafnia Petrel	MR	24 months	October 14, 2023
Revenue from voyage charter. Revenue from voyage charter for the year ended December 31, 2023 was $1,781.0 million, a decrease of $71.7 million, or 4% from $1,852.7 million for the year ended December 31, 2022. Revenue from voyage charter includes revenue from those of our Hafnia Vessels and TC Vessels operating in the Pools. The decrease in revenue from voyage charters was mainly due to eight MR vessels being moved out of the Pools and placed on time charter contracts during 2023. Generally, global tanker markets saw favourable market conditions throughout 2023, where the industry continued to benefit from increased voyage lengths leading to a high degree of vessel utilization, all brought about by the shift in oil flows that were triggered by the war in Ukraine and subsequent sanctions regimes aimed at the Russian oil industry. With global markets gradually adjusting to the new reality, the war in Ukraine played a smaller role in daily trading dynamics, with more traditional elements such as seasonality and refinery maintenance seasons in various regions playing a more dominant role. The outcome was a market that saw somewhat less volatility across most segments related to the transportation of clean petroleum products.
Voyage expenses. Voyage expenses were $548.9 million for the year ended December 31, 2023, a decrease of $30.9 million, or 5%, from $579.9 million for the year ended December 31, 2022. This was, similarly to the decrease in voyage charter revenue, primarily driven by eight MR vessels being moved out of the Pools and placed on time charter contracts during 2023. Voyage expenses for the year ended December 31, 2023 consisted of fuel oil consumed amounting to $349.1 million, port costs amounting to $159.0 million, broker’s commission expenses amounting to $26.5 million, other voyage-related expenses (including voyage-related insurance) amounting to $2.6 million and pool allocation of $11.7 million.
Disaggregation of revenue (Hafnia Vessels and TC Vessels), voyage expenses (Hafnia Vessels and TC Vessels) and TCE income by operating segment
The following is a summary of our consolidated revenue by operating segment, in addition to a reconciliation of voyage expenses, TCE income, TCE income per day and total operating days.
	For the year ended December 31,		Change	Percentage Change
In thousands of U.S. dollars except daily TCE income and operating days	2023	2022	favourable / (unfavourable)
Disaggregation of revenue by operating segment:
LR2	$111,164	$97,960	$13,204	13%
LR1	536,309	638,141	(101,832)	(16%)
MR	901,038	861,681	39,357	5%
Handy	364,814	299,160	65,654	22%
Stainless	(226)(1)	29,609	(29,835) (1)	(101%)(1)
Specialised	2,373	N/A(2)	N/A	N/A

Disaggregation of voyage expenses by operating segment:
LR2	(30,339)	(24,526)	(5,813)	(24%)
LR1	(151,725)	(216,890)	65,165	30%
MR	(246,919)	(259,479)	12,560	5%
Handy	(118,772)	(77,722)	(41,050)	(53%)
Stainless	(36)(1)	(1,238)	1,202(1)	97%(1)
Specialised	(1,074)	N/A(2)	N/A	N/A

	For the year ended December 31,		Change	Percentage Change
In thousands of U.S. dollars except daily TCE income and operating days	2023	2022	favourable / (unfavourable)
Disaggregation of TCE income by operating segment:(3)
LR2	80,825	73,434	7,391	10%
LR1	384,584	421,251	(36,667)	(9%)
MR	654,119	602,202	51,917	9%
Handy	246,042	221,438	24,604	11%
Stainless	(262)(1)	28,371	(28,633) (1)	(101%)(1)
Specialised	1,299	N/A(2)	N/A	N/A

Daily TCE income per operating segment in U.S dollars:(3)(4)
LR2	36,941	33,563	3,378	10%
LR1	36,749	35,826	923	2%
MR	31,382	30,237	1,145	4%
Handy	28,333	24,401	3,932	16%
Stainless	N/A(1)	18,446	N/A(1)	N/A(1)
Specialised	13,674	N/A(2)	N/A	N/A

Operating days per operating segment:(5)
LR2	2,188	2,188	—	0%
LR1	10,465	11,758	(1,293)	(11%)
MR	20,844	19,916	928	5%
Handy	8,684	9,075	(391)	4%
Stainless	N/A(1)	1,538	N/A	N/A
Specialised	95	N/A(2)	N/A	N/A
Total operating days	42,276	44,475	(2,199)	(5%)
(1)
We left the Stainless operating segment in 2022. For this reason, no revenue, voyage expenses and TCE income were reported for this segment in the year ended December 31, 2023, except for certain adjustments relating to prior year voyages.

(2)	We entered the Specialised operating segment in 2023. For this reason, no revenue, voyage expenses and TCE income were reported for this segment in the year ended December 31, 2022.
(3)
We report TCE income, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with revenue and voyage expenses, the most directly comparable IFRS measures, (ii) it assists our management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (time charters and voyage charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors.

(4)	This daily amount is calculated on the basis of unrounded amounts, not the rounded amounts in the above table.
(5)	Total operating days include operating days for TC Vessels.
LR2 revenue. LR2 revenue for the year ended December 31, 2023 was $111.2 million, an increase of $13.2 million, or 13%, from $98.0 million for the year ended December 31, 2022. The increase in LR2 revenue was because during 2022, two LR2 vessels transited out of time charter-out agreements at fixed rates to benefit from the significantly improved spot market trading conditions. The improved spot market trading conditions persisted during 2023 and we were able to employ these two vessels on voyage charter contracts for the full year, thus contributing to the increase in revenue.
As a result of these factors, LR2 TCE income per day increased to $36,941 per day from $33,563 per day for the years ended December 31, 2023 and 2022, respectively.
LR2 operating days remained stable at 2,188 days for the years ended December 31, 2023 and 2022.
LR1 revenue. LR1 revenue for the year ended December 31, 2023 was $536.3 million, a decrease of $101.8 million, or 16%, from $638.1 million for the year ended December 31, 2022. This decrease was driven by the disposal of six LR1 vessels during 2023. The operating days of these six disposed vessels were 296 for the year ended December 31, 2023, a decrease of 1,620 days from 1,917 days for the year ended December 31, 2022. This was partially offset by the acquisition of a single LR1 vessel, Hafnia Pioneer. Hafnia Pioneer contributed 177 operating days during the year ended December 31, 2023. Consequently, although market conditions remained strong during 2023, fewer operating days were available thus leading to the decrease in revenue.

LR1 TCE income per day increased to $36,749 per day from $35,826 per day for the years ended December 31, 2023 and 2022, respectively, a testimony to a market that remained stable at elevated levels.
LR1 operating days decreased to 10,465 days from 11,758 days for the years ended December 31, 2023 and 2022, respectively. This decrease was driven mainly by the disposal of six LR1 vessels during 2023.
MR revenue. MR revenue for the year ended December 31, 2023 was $901.0 million, an increase of $39.4 million, or 5%, from $861.7 million for the year ended December 31, 2022. The increase in MR revenue was mainly driven by the acquisition of three MR vessels during 2023, contributing an additional 459 operating days. Furthermore, as the acquisition of six MR vessels in the CTI Transaction was completed during January 2022, we only operated these six MR vessels from February 2022 onwards, whereas we operated them for the full year during 2023 for an additional 184 operating days as compared to 2022.
MR TCE income per day increased to $31,382 per day from $30,237 per day for the years ended December 31, 2023 and 2022, respectively, which similarly to the trend observed in the LR1 segment, speaks to a market that from the end of 2022 onwards, remained stable when compared to the previous year.
MR operating days increased to 20,844 days from 19,916 days for the years ended December 31, 2023 and 2022, respectively.
Handy revenue. Handy revenue for the year ended December 31, 2023 was $364.8 million, an increase of $65.7 million, or 22%, from $299.2 million for the year ended December 31, 2022. This increase was mainly driven by the addition of 18 Handy vessels acquired in the CTI Transaction that had their first full year of trading within our fleet during 2023. Due to their chemical trading abilities, these vessels generated additional income well above that of a standard Handy size oil product tanker.
Handy TCE income per day increased to $28,333 per day from $24,401 per day for the years ended December 31, 2023 and 2022, respectively with the improvement largely driven by the increased tonnage as discussed in the previous paragraph.
Handy operating days decreased to 8,684 days from 9,075 days for the years ended December 31, 2023 and 2022, respectively, as a result of the disposal of six Handy vessels during 2022. The six disposed Handy vessels contributed 974 operating days during 2022. This decrease was partially offset by the acquisition of 18 Handy vessels in the CTI Transaction which was completed during January 2022. In 2022, we operated these 18 Handy vessels from February 2022 onwards, whereas we operated them for the full year during 2023 for an additional 548 days as compared to 2022.
Stainless revenue. We did not operate in the Stainless segment in the year ended December 31, 2023 as we divested all Stainless vessels in the year ended December 31, 2022. The legal completion of two of the Stainless vessels was completed in 2023, however for accounting purposes, all Stainless vessels were considered divested in 2022. Stainless revenue for the year ended December 31, 2022 was $29.6 million. TCE income per day for our Stainless vessels was $18,446 per day for the year ended December 31, 2022. Stainless operating days for the year ended December 31, 2022 was 1,538.
Specialised revenue. Specialised revenue for the year ended December 31, 2023 was $2.4 million. We did not operate Hafnia Vessels or TC Vessels in the Specialised segment in 2022 and entered this segment in 2023 as a result of the opportunistic time chartering-in of one Specialised vessel. We have redelivered this vessel to its owner in 2023 and as at the date of this Registration Statement no longer have Hafnia Vessels or TC Vessels operating in the Specialised segment.
TCE income per day for our Specialised vessel was $13,674 per day for the year ended December 31, 2023. Specialised operating days for the year ended December 31, 2023 was 95.
Other operating income. Other operating income, which mainly consists of pool and bunker management fees, for the year ended December 31, 2023 was $45.0 million, an increase of $4.5 million or 11% from $40.5 million for the year ended December 31, 2022. This increase was in line with the slight improvement in market conditions as the pool manager earns commissions based on a percentage of TCE income for the JV Vessels and Pool Vessels managed in the Pools and higher bunker management fee for increased bunker volumes.

Vessel operating expenses and technical management expenses. Vessel operating expenses for the year ended December 31, 2023 was $268.9 million, an increase of $5.0 million or 2%, from $263.9 million for the year ended December 31, 2022. Vessel operating expenses include crewing, repairs and maintenance, and insurance as well as other expenses relating to the operation of our Hafnia Vessels.
Technical management expenses for the year ended December 31, 2023 was $25.7 million, an increase of $2.1 million or 9% from $23.6 million for the year ended December 31, 2022. Technical management expenses consist of general and administrative costs for the internal technical team and the management fee charged by external technical managers.
Calendar days (excluding TC Vessels) decreased from 40,424 to 37,958 for the years ended December 31, 2022 and 2023, respectively.
The following table is a summary of our vessel operating expenses and technical management expenses by operating segment:
	For the year ended December 31,		Change	Percentage Change
In thousands of U.S. dollars except total vessel operating expenses per calendar day, technical management expenses per calendar day and calendar days	2023	2022	favourable / (unfavourable)
Vessel operating expenses	$268,869	$263,903	$(4,966)	(2%)

Disaggregation of vessel operating expenses by operating segment:
LR2	15,267	15,022	(245)	(2%)
LR1	66,884	70,719	3,834	5%
MR	125,393	110,483	(14,910)	(13%)
Handy	61,211	58,017	(3,194)	(6%)
Stainless	109(1)	9,662	9,553(1)	99%(1)
Specialised	5	N/A(2)	N/A	N/A

Vessel operating expenses per calendar day in U.S. dollars:(3)
LR2	6,971	6,859	(112)	(2%)
LR1	7,126	6,796	(330)	(5%)
MR	7,116	6,511	(605)	(9%)
Handy	6,988	6,271	(717)	(11%)
Stainless	N/A(1)	6,012	N/A	N/A
Specialised	—	N/A(2)	N/A	N/A
Consolidated vessel operating expenses per calendar day:	7,083	6,528	(555)	(9%)

Technical management expenses	$25,692	$23,627	$(2,065)	(9%)

Disaggregation of technical management expenses by operating segment:
LR2	1,656	1,296	(360)	(28%)
LR1	7,109	6,230	(879)	(14%)
MR	11,711	9,510	(2,201)	(23%)
Handy	5,216	5,742	524	9%
Stainless	—(1)	849	849(1)	100%(1)
Specialised	N/A(2)	N/A(2)	N/A	N/A

Technical management expenses per calendar day in U.S. dollars:(3)
LR2	756	592	(164)	(28%)
LR1	757	599	(158)	(26%)
MR	665	560	(105)	(19%)
Handy	595	621	24	4%
Stainless	N/A(1)	528	N/A	N/A
Specialised	N/A(2)	N/A(2)	N/A	N/A
Consolidated technical management expenses per calendar day:	677	584	(93)	(16%)

	For the year ended December 31,		Change	Percentage Change
In thousands of U.S. dollars except total vessel operating expenses per calendar day, technical management expenses per calendar day and calendar days	2023	2022	favourable / (unfavourable)

Calendar days by operating segment(4)
LR2	2,190	2,190	—	—
LR1	9,386	10,406	(1,020)	(10%)
MR	17,622	16,969	653	4%
Handy	8,760	9,252	(492)	5%
Stainless	N/A(1)	1,607	N/A	N/A
Specialised	—	N/A(2)	N/A	N/A
Total calendar days	37,958	40,424	(2,466)	(6%)
(1)	We left the Stainless operating segment in 2022. For this reason, no vessel operating expenses or technical management expenses were reported for this segment in the year ended December 31, 2023.
(2)	We entered the Specialised operating segment in 2023. For this reason, no vessel operating expenses or technical management expenses were reported for this segment in the year ended December 31, 2022.
(3)	This daily amount is calculated on the basis of unrounded amounts, not the rounded amounts in the above table.
(4)	Total calendars days exclude calendars days for TC Vessels.
The average vessel operating expenses per day increased to $7,083 per day for the year ended December 31, 2023 from the average of $6,528 per day for the year ended December 31, 2022. Vessel operating expenses per day increased across all vessel classes, with the largest increases affecting the MR and Handy segments.
Vessel operating expenses and technical management expenses by operating segment are discussed below.
LR2 vessel operating expenses and technical management expenses. Vessel operating expenses for our LR2 segment was $15.3 million for the year ended December 31, 2023, an increase of $0.3 million, or 2%, from $15.0 million for the year ended December 31, 2022. Calendar days (excluding TC Vessels) for LR2 vessels remained stable at 2,190 days for the years ended December 31, 2023 and 2022. LR2 vessel operating expenses per day increased to $6,971 per day from $6,859 per day for the years ended December 31, 2023 and 2022, respectively. This increase was the result of general inflationary pressures, which drove up the crew mustering and victualing costs and the prices of stores and spares.
Technical management expenses for our LR2 segment were $1.7 million for the year ended December 31, 2023, an increase of $0.4 million or 28% from $1.3 million for the year ended December 31, 2022. LR2 technical management expenses per day increased to $756 per day from $592 per day for the years ended December 31, 2023 and 2022, respectively. This increase was the result of the expansion of the internal technical team due to increased operation during 2022 but the full impact was shown in 2023.
LR1 vessel operating expenses and technical management expenses. Vessel operating expenses for our LR1 segment for the year ended December 31, 2023 was $66.9 million, a decrease of $3.8 million, or 5%, from $70.7 million for the year ended December 31, 2022. Calendar days (excluding TC Vessels) for LR1 vessels decreased to 9,386 from 10,406 days for the years ended December 31, 2023 and 2022, respectively, due to the sales of six LR1 vessels. LR1 vessel operating expenses per day increased to $7,126 per day for the year ended December 31, 2023 from $6,796 per day for the year ended December 31, 2022, mainly due to the write-off of insurance claim balance and handover related cost for the sales of six LR1 vessels.
Technical management expenses for our LR1 segment was $7.1 million for the year ended December 31, 2023, an increase of $0.9 million or 14% from $6.2 million for the year ended December 31, 2022. LR1 technical management expenses per day increased to $757 per day from $599 per day for the years ended December 31, 2023 and 2022, respectively. This increase resulted from the expansion of the internal technical team due to increased operation during 2022 but the full impact was shown in 2023.
MR vessel operating expenses and technical management expenses. Vessel operating expenses for our MR segment were $125.4 million for the year ended December 31, 2023, an increase of $14.9 million, or 13%, from $110.5 million for the year ended December 31, 2022. Calendar days (excluding TC Vessels) for MR vessels increased to 17,622 days from 16,969 days for the years ended December 31, 2023 and 2022, respectively, which resulted from the acquisition of three MR vessels. MR vessel operating expenses per day increased to $7,116 per day from $6,511 per day, for the years ended December 31, 2023 and 2022, respectively. This increase was mainly the result of the under-estimated repairs and overhaul needed due to worn-out system conditions on certain MR vessels, and the change of technical managers which resulted in additional handover and takeover-related costs.
Technical management expenses for our MR segment were $11.7 million for the year ended December 31, 2023, an increase of $2.2 million or 23% from $9.5 million for the year ended December 31, 2022. MR technical management expenses per day increased to $665 per day from $560 per day for the years ended December 31, 2023 and 2022, respectively. This increase resulted from the expansion of the internal technical team due to increased operation during 2022 but the full impact was shown in 2023.
Handy vessel operating expenses and technical management expenses. Vessel operating expenses for our Handy segment were $61.2 million for the year ended December 31, 2023, an increase of $3.2 million, or 6%, from $58.0 million for the year ended December 31, 2022. Calendar days (excluding TC Vessels) for Handy vessels decreased to 8,760 days from 9,252 days for the years ended December 31, 2023 and 2022, respectively, which was the result of the divestment of six Handy vessels during the year ended December 31, 2022. Handy vessel operating expenses per day increased to $6,988 per day for the year ended December 31, 2023 from $6,271 per day for the year ended December 31, 2022. This increase was mainly the result of extra crew-related costs due to trading demands and the under-estimated repairs and overhaul needed due to worn-out system conditions on certain Handy vessels.
Technical management expenses for our Handy segment were $5.2 million for the year ended December 31, 2023, a decrease of $0.5 million or 9% from $5.7 million for the year ended December 31, 2022. Handy technical management expenses per day decreased to $595 per day from $621 per day for the years ended December 31, 2023 and 2022, respectively. This decrease was the result of the divestment of six Handy vessels in 2022.
Stainless vessel operating expenses and technical management expenses. We did not operate in the Stainless segment in the year ended December 31, 2023 as we divested all Stainless vessels in the year ended December 31, 2022. For accounting purposes, all eight vessels were considered divested in 2022, but the legal completion of two of the divestments occurred in 2023. Vessel operating expenses for our Stainless segment were $9.7 million for the year ended December 31, 2022.
Calendar days (excluding TC Vessels) for Stainless vessels were 1,607 days for the year ended December 31, 2022. Stainless vessel operating expenses per day was $6,012 per day for the year ended December 31, 2022.
Technical management expenses for our Stainless segment were $0.8 million for the year ended December 31, 2022. Stainless technical management expenses per day was $528 per day for the year ended December 31, 2022.
Specialised vessel operating expenses and technical management expenses. We did not operate Hafnia Vessels or TC Vessels in the Specialised segment in the year ended December 31, 2022 and entered this segment in the year ended December 31, 2023 as a result of time chartering-in one Specialised vessel. We redelivered this vessel to its owner in 2023 and as at the date of this Registration Statement no longer operate in the Specialised segment. During the year ended December 31, 2023, our only vessel operating expenses relating to the Specialised vessel was $0.005 million relating to insurance of the vessel.
We did not incur any technical management expenses for our Specialised segment in the financial year ended December 31, 2023, as this vessel was time chartered-in, which entails that we were not responsible for the technical management of the vessel.
Charter hire expenses. Charter hire expenses were $34.6 million for the year ended December 31, 2023, an increase of $1.4 million or 4%, from $33.2 million for the year ended December 31, 2022. The increase was because we started to time charter-in one MR vessel, Challenge Procyon, and one Specialised vessel, Saturn, during the year. This increase was partially offset by two time charter-in contracts that ended during 2022. The time charter-in contracts that expired during 2022 would cause charter hire expense to be comparatively lower in 2023.

Other expenses. Other expenses were $69.6 million for the year ended December 31, 2023, an increase of $10.1 million or 17%, from $59.5 million for the year ended December 31, 2022. The change was primarily driven by an increase in employee benefits expense due to an increase in headcount to support the increased business activities especially due to the significant acquisitions and fleet expansion during 2022.
Gain on disposal of assets. Gain on disposal of assets was $56.1 million for the year ended December 31, 2023, an increase of $30.6 million or 120% from a gain of $25.5 million for the year ended December 31, 2022. During the year ended December 31, 2023, we divested six LR1 vessels. Gains increased on the back of rising fair market values of vessels. The average fair market values of our LR1 vessels as December 31, 2023 increased by 8.7% as compared to average fair market values as at December 31, 2022.
Depreciation charge of property, plant and equipment. The total depreciation charge was $209.7 million for the year ended December 31, 2023. The depreciation charge for the year ended December 31, 2023 comprised $135.4 million on vessels, $28.8 million on drydocking and scrubbers, $45.2 million on right-of-use assets — vessels and $0.3 million of other depreciations. This was an increase of $1.7 million, or 1% from $208.0 million for the year ended December 31, 2022. The depreciation charge for the year ended December 31, 2022 comprised $133.1 million on vessels, $29.3 million on drydocking and scrubber and $45.5 million on right-of-use assets — vessels and $0.1 million of other depreciations. This increase was primarily related to the acquisition of vessels and our ongoing fleet renewal strategy.
Amortisation charge of intangible assets. The amortisation charge was $1.3 million for the year ended December 31, 2023, an increase of $0.1 million or 6% from $1.2 million for the year ended December 31, 2022. This increase was due to additions to intangible assets.
Interest income. Interest income was $17.6 million for the year ended December 31, 2023, an increase of $10.7 million, or 153%, from $7.0 million for the year ended December 31, 2022. This increase was due to an increase in interest income earned on bank balances which was driven by increased average cash balances placed in fixed deposits, compounded by the effect of rising interest rates.
Interest expense. Interest expense was $77.4 million for the year ended December 31, 2023, a decrease of $13.7 million, or 15%, from $91.1 million for the year ended December 31, 2022.
The decrease in financial expenses during the year ended December 31, 2023 when compared to the year ended December 31, 2022 was primarily attributable to overall decrease in borrowings due to regular repayments as well as voluntary early repayments of bank borrowings and lease liabilities. This was partially offset by rising interest rates during 2023.
Capitalised financing fees written off. Capitalised financing fees written off was $5.9 million for the year ended December 31, 2023, an increase of $3.4 million or 139 % from $2.5 million for the year ended December 31, 2022.
•
2023 write-off of capitalised financing fees amounting to $1.9 million arising from the extinguishment of debt relating to the $473m facility, $374m facility and $216m facility, and another $4.0 million arising from the extinguishment of debt and refinancing of certain sale and lease-back liabilities.

•	2022 write-off of capitalised financing fees amounting to $2.5 million arising from the extinguishment of debt attached to the Stainless vessels following their sale.
Other finance expense. Other finance expense was $11.8 million for the year ended December 31, 2023, an increase of $9.3 million, or 371%, from $2.5 million for the year ended December 31, 2022. These are generally non-routine items that occur when borrowings are extinguished or re-financed.
Other finance expense for the year ended December 31, 2023 consisted of foreign currency exchange loss of $0.8 million, borrowings undrawn commitment fees of $2.6 million, other financial expenses mainly consisting of loan admin fees, option fees of interest rate caps, fees relating to the exercise of purchase options for certain vessels acquired in the CTI Transaction amounting to $7.7 million and net realised losses on derivatives of $0.7 million mainly arising from interest rate caps which have matured during the year.

Other finance expense for the year ended December 31, 2022 consisted of foreign currency exchange loss of $0.2 million, borrowings undrawn commitment fees of $1.5 million and other financial expenses relating to loan admin fees and option fees of interest rate caps amounting to $1.9 million, partially offset by unrealised gains on derivatives of $1.1 million.
The increase in other finance expense for the year ended December 31, 2023 as compared to December 31, 2022 was primarily attributable to:
•	Fees incurred for the exercise of purchase options for re-financing purposes of certain vessels previously financed under sale and leaseback arrangements.
Share of profit of equity-accounted investees, net of tax. Share of profit of equity accounted investees, net of tax, was $19.1 million, a decrease of $5.1 million or 21% from a share of profit of $24.2 million for the year ended December 31, 2022. This decrease was primarily arising from the Vista Joint Venture. There was a downward revision of pool points for all six of the LR1 vessels under the Vista Joint Venture which are placed in the LR1 Pool, thus reducing their pool earnings.
Other comprehensive (loss)/income. Other comprehensive income mainly consists of fair value changes of the effective portion of derivate financial instruments designated as hedging instruments under cash flow hedge accounting, net of any reclassifications to profit or loss as and when the hedged interest expense on the borrowings is recognised in profit or loss, and fair value changes of certain equity investments which are long term and strategic in nature and not held for the purpose of trading. Other comprehensive income for the year ended December 31, 2023 was $(19.5) million, which is a decrease of $87.7 million or 129% from $68.2 million for the year ended December 31, 2022. This decrease was mainly driven by change in the forecasted interest rate environment leading to a reduction in fair values of our interest rate swaps. This was partially offset by a fair value gain on an equity investment.
Results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021
	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2022	2021	favourable / (unfavourable)
Revenue (Hafnia Vessels and TC Vessels)	$1,926,551	$700,405	$1,226,146	175%
Voyage expenses (Hafnia Vessels and TC Vessels)	(579,855)	(297,470)	(282,385)	(95%)
	1,346,696	402,935	943,761	234%
Other operating income	40,461	23,177	17,284	75%
Vessel operating expenses	(263,903)	(192,459)	(71,444)	(37%)
Technical management expenses	(23,627)	(16,014)	(7,613)	(48%)
Charter hire expenses	(33,154)	(22,903)	(10,251)	(45%)
Other expenses	(59,524)	(42,979)	(16,545)	(38%)
	$1,006,949	$151,757	$855,192	564%
Gain /(loss) on disposal of assets	25,483	(4,935)	30,418	616%
Depreciation charge of property, plant and equipment	(207,989)	(150,460)	(57,529)	(38%)
Amortisation charge of intangible assets	(1,230)	(1,219)	(11)	(1%)
Operating profit/(loss)	$823,213	$(4,857)	$828,070	17,049%
Interest income	6,977	2,355	4,622	196%
Interest expense	(91,094)	(39,004)	(52,090)	(134%)
Capitalised financing fees written off	(2,465)	(4,496)	2,031	45%
Other finance expense	(2,516)	(3,333)	817	25%
Finance expense - net	(89,098)	(44,478)	(44,620)	(100%)
Share of profit/(loss) of equity-accounted investees, net of tax	24,152	(1,768)	25,920	1,466%
Profit/(loss) before income tax	$758,267	$(51,103)	$809,370	1,584%
Income tax expense	(6,678)	(4,390)	(2,288)	(52%)
Profit/(loss) for the financial year	$751,589	$(55,493)	$807,082	1,454%
Other comprehensive income(2)	68,174	16,320	51,854	318%
Total comprehensive income/(loss)	$819,763	$(39,173)	$858,936	2,193%
(1)
We did not have any disponent-owner pools in the financial years ended December 31, 2022 and 2021 and therefore did not record any Revenue (External Vessels in Disponent-Owner Pools), Voyage expenses (External Vessels in Disponent-Owner Pools) or Pool distributions (External Vessels in Disponent-Owner Pools).

(2)	Other comprehensive income includes foreign currency translation differences, fair value gains on cash flow hedges and reclassifications to profit or loss.

Any references to ‘revenue’ and ‘voyage expenses’ in the below discussion of our results of operations for the financial year ended December 31, 2022 compared to the year ended December 31, 2021, therefore refers to revenue and voyage expenses relating to the Hafnia Vessels and TC Vessels.
Profit/(loss) for the financial year. Profit for the financial year ended December 31, 2022 was $751.6 million, an increase of $807.1 million, or 1,454%, from a loss of $55.5 million for the financial year ended December 31, 2021. The differences between the two periods are discussed below.
Revenue. Revenue for the year ended December 31, 2022 was $1,926.6 million, an increase of $1,226.1 million, or 175%, from revenue of $700.4 million for the year ended December 31, 2021. TCE income (a non-IFRS measure) per day increased to $30,280 per day for the year ended December 31, 2022 from $12,141 per day for the year ended December 31, 2021. The increase in revenue is discussed below by reportable segment.
The following is a summary of our consolidated revenue by revenue type, in addition to a reconciliation of voyage expenses, TCE income, TCE income per day and total operating days.
	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2022	2021	favourable / (unfavourable)
Revenue from time charter	$73,824	$64,891	$8,933	14%
Revenue from voyage charter	1,852,727	635,514	1,217,213	192%
Revenue (total):	$1,926,551	$700,405	$1,226,146	175%
Voyage expenses	(579,855)	(297,470)	(282,385)	(95%)
TCE income	$1,346,696	$402,935	$943,761	234%
Revenue from time charter. Revenue from time charter for the year ended December 31, 2022 was $73.8 million, an increase of $8.9 million or 14% from $64.9 million for the year ended December 31, 2021.
During the year ended December 31, 2022, we employed 17 of our Hafnia Vessels, for a total of 3,602 operating days, on time charters outside the Pools. These time charters are summarised in the table below:
Vessel	Vessel type	Term	Commencement date
BW Neso	LR2	36+12 months	October 5, 2019
Hafnia Thalassa	LR2	36+12 months	November 16, 2019
Hafnia Triton	LR2	36+12 months	November 18, 2019
Hafnia Galatea	LR2	12 months	March 21, 2021
Hafnia Larissa	LR2	11 months	March 15, 2021
Hafnia Daisy	MR	60 months	October 16, 2021
Hafnia Lise	MR	61 months	September 28, 2021
Hafnia Pegasus	MR	12 months	September 28, 2022
Hafnia Precision	LR1	3+12 months	December 1, 2022
Hafnia Magellan	Handy	24+11 months	September 9, 2020
Hafnia Saiph	Stainless	6 months	January 27, 2022(1)
Hafnia Sceptrum	Stainless	6 months	January 27, 2022(1)
Hafnia Sirius	Stainless	6 months	January 27, 2022(1)
Hafnia Sol	Stainless	6+2 months	January 27, 2022(1)
Hafnia Viridian	MR	3 months(2)	January 27, 2022(1)
Hafnia Violette	MR	4 months(2)	January 27, 2022(1)
Hafnia Bering	Handy	12 months	October 11, 2022
(1)
These vessels were acquired as a part of the CTI Fleet in the CTI Transaction. The CTI Transaction was completed on January 27, 2022; however, for accounting purposes we accounted for the acquisition by utilizing the carrying amounts as at January 31, 2022.

(2)
These time charters commenced prior to the completion of the CTI Transaction and the contractual term was longer than six months; however, they were only on the time charters in question for three and four months respectively, after the completion of the CTI Transaction.

Revenue from voyage charter. Revenue from voyage charter for the year ended December 31, 2022 was $1,852.7 million, an increase of $1,217.2 million, or 192% from $635.5 million for the year ended December 31, 2021. Revenue from voyage charter includes revenue from those of our Hafnia Vessels and TC Vessels that operate in the Pools. The increase in revenue was due to stronger freight rates and bigger fleet size following our acquisition in 2022 of 44 tanker vessels. 2021 was one of the weakest years in history for crude and product tankers alike. The widespread effects of COVID lockdowns during 2020 and 2021 had a profound impact on global oil demand which plummeted from in excess of 100 million barrels per day to just above 92 million barrels per day in the process. Global tanker demand followed suit and we as well as the industry as a whole saw earnings drop to the lowest levels on record. Entering 2022, the world was slowly starting to recover from COVID and so was oil as well as tanker demand. Furthermore, following the war between Russia and Ukraine, countries in the Western world soon started to introduce sanctions on Russian oil products. The sanctions imposed made it increasingly difficult for Russian oil to flow into the European Union as well as the United States. These regions were formerly the biggest importer, and Russian oil products now had to travel much further into destinations such as West Africa, South America and the Middle East, which directly resulted in a significant increase in tonne-mile demand. Simultaneously, the European Union needed to source replacement barrels from alternative suppliers, and with available capacity being found only in the Middle East and to a lesser extent in the United States and Asia, this translated into further tonne-mile gains. Tonne-mile improvements translate directly into increased tanker demand and coming from one of the weakest scenarios ever witnessed in 2021, 2022 provided some of the most favourable circumstances ever presented to the tanker industry.
Operating days per operating segment:	Operating days for vessels employed on voyage charters for the year ended December 31, 2022	Operating days for vessels employed on voyage charters attributable to Hafnia Vessels and TC Vessels in Hafnia’s fleet as at December 31, 2021 (“Existing Vessels”)	Operating days for vessels employed on voyage charter attributable to vessels acquired during 2022 (“Newly Acquired Vessels”)	Percentage of 2022 operating days for voyage charters attributable to Newly Acquired Vessels	Percentage increase of operating days for vessels employed on voyage charters
LR2	953	953	—	N/A	N/A
LR1	11,552	8,632	2,920	25%	34%
MR	18,884	17,234	1,650	9%	10%
Handy	8,626	2,708	5,918	69%	219%
Stainless	740	—	740	N/A	N/A
Total	40,755	29,527	11,228	28%	38%
Please see below for a description of the revenue from voyage charters attributable to each of the Existing Vessels and Newly Acquired Vessels.
Existing Vessels
	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2022	2021	favourable / (unfavourable)
Disaggregation of voyage charter revenue by operating segment:
LR2	$66,538	$5,580	$60,958	1,092%
LR1	450,374	220,864	229,510	104%
MR	767,429	325,310	442,119	136%
Handy	95,368	83,760	11,608	14%
Stainless	—	N/A	N/A	N/A
Total voyage charter revenue	$1,379,709	$635,514	$744,195	117%
Disaggregation of voyage charter related voyage expenses by operating segment:
LR2	(24,526)	(3,331)	(21,195)	(636%)
LR1	(165,918)	(117,701)	(48,217)	(41%)
MR	(236,362)	(135,725)	(100,637)	(74%)
Handy	(29,508)	(40,713)	11,205	28%
Stainless	—	N/A	N/A	N/A
Total voyage charter related voyage expenses	$(456,314)	$(297,470)	$(158,844)	(53%)

Disaggregation of TCE income (voyage charter) by operating segment:
LR2	42,012	2,249	39,763	(1,768%)
LR1	284,456	103,163	181,293	(176%)
MR	531,067	189,585	341,482	(180%)
Handy	65,860	43,047	22,813	53%

	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2022	2021	favourable / (unfavourable)
Stainless	—	N/A	N/A	N/A
Consolidated TCE income (voyage charter)	$923,395	$338,044	$585,351	173%

Daily TCE income (voyage charter) per operating segment in U.S dollars:(2)(3)
LR2	44,083	16,534	27,549	167%
LR1	32,953	10,950	22,003	201%
MR	30,815	11,679	19,136	164%
Handy	24,320	9,907	14,412	145%
Stainless	—	N/A	N/A	N/A
Consolidated daily TCE income (voyage charter)	$31,273	$11,218	$20,055	179%

Voyage charter operating days per operating segment:
LR2	953	136	817	601%
LR1	8,632	9,421	(789)	(8%)
MR	17,234	16,233	1,001	6%
Handy	2,708	4,345	(1,637)	(38%)
Stainless	—	N/A	N/A	N/A
Total voyage charter operating days	29,527	30,135	(608)	(2%)
The total voyage charter operating days for Existing Vessels for the year ended December 31, 2022 was 29,527, a decrease of 608 days, or 2%, from 30,135 days for the year ended December 31, 2021. The decrease was mainly due to decreases in the LR1 and Handy segments, as we divested four LR1 vessels and six Handy vessels during the year. The decrease was partially offset by an increase in voyage days in the LR2 and MR segments. In the LR2 segment, one LR2 vessel transited out of a time charter in December 2021, and another two LR2 vessels transited out of time charters during 2022 and these vessels therefore transited to be employed on voyage charter contracts. For the MR segment, we time chartered-in three MR vessels during the last quarter of 2021 and were able to operate them for the full year during 2022.
Despite the overall decrease in voyage charter operating days of the Existing Fleet, freight rates increased across all segments during 2022, as evidenced by the increase in daily TCE income (voyage charter). The consolidated daily TCE income (voyage charter) across all segments for the year ended December 31, 2022 was $31,273 per day, an increase of $20,055 per day, or 179%, from $11,218 per day for the year ended December 31, 2021.
Newly Acquired Vessels
	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2022	2021	favourable / (unfavourable)
Disaggregation of voyage charter revenue by operating segment:
LR2	N/A	N/A	N/A	N/A
LR1	$185,061	N/A	N/A	N/A
MR	76,293	N/A	N/A	N/A
Handy	195,662	N/A	N/A	N/A
Stainless	16,002	N/A	N/A	N/A
Total voyage charter revenue	$473,018	N/A	N/A	N/A

Disaggregation of voyage charter related voyage expenses by operating segment:
LR2	N/A	N/A	N/A	N/A
LR1	(50,972)	N/A	N/A	N/A
MR	(23,117)	N/A	N/A	N/A
Handy	(48,214)	N/A	N/A	N/A

	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2022	2021	favourable / (unfavourable)
Stainless	(1,238)	N/A	N/A	N/A
Total voyage charter related voyage expenses	$(123,541)	N/A	N/A	N/A

Disaggregation of TCE income (voyage charter) by operating segment:
LR2	N/A	N/A	N/A	N/A
LR1	134,089	N/A	N/A	N/A
MR	53,176	N/A	N/A	N/A
Handy	147,448	N/A	N/A	N/A
Stainless	14,764	N/A	N/A	N/A
Consolidated TCE income (voyage charter)	$349,477	N/A	N/A	N/A

Daily TCE income (voyage charter) per operating segment in U.S dollars:(2)(3)
LR2	N/A	N/A	N/A	N/A
LR1	45,921	N/A	N/A	N/A
MR	32,228	N/A	N/A	N/A
Handy	24,915	N/A	N/A	N/A
Stainless	19,951	N/A	N/A	N/A
Consolidated daily TCE income (voyage charter)	$31,126	N/A	N/A	N/A

Voyage charter operating days per operating segment:
LR2	N/A	N/A	N/A	N/A
LR1	2,920	N/A	N/A	N/A
MR	1,650	N/A	N/A	N/A
Handy	5,918	N/A	N/A	N/A
Stainless	740	N/A	N/A	N/A
Total voyage charter operating days	11,228	N/A	N/A	N/A
The 44 tanker vessels we acquired in 2022 contributed an additional 11,228 operating days or capacity which were available to be employed on voyage charters to take advantage of the favourable freight rates during 2022. These additional operating days constituted 28% of the total operating days of vessels which were employed on voyage charters, or an increase of 38% over the voyage charter operating days of the existing fleet.
Compounded by the effect of favourable freight rates during 2022, the Newly Acquired Vessels contributed $473.0 million of voyage charter revenue which is 26% of the total $1,852.7 million revenue from voyage charters for the year ended December 31, 2022.
Voyage expenses. Voyage expenses were $579.9 million for the year ended December 31, 2022, an increase of $282.4 million, or 95%, from $297.5 million for the year ended December 31, 2021. This was primarily driven by an expansion of the fleet. Voyage expenses for the year ended December 31, 2022 consisted of fuel oil consumed amounting to $388.5 million, port costs amounting to $122.3 million, brokers’ commission expenses amounting to $27.1 million, other voyage-related expenses (including voyage-related insurance) amounting to $10.1 million and pool allocation of $31.9 million. Voyage expenses for the year ended December 31, 2021 consisted of fuel oil consumed amounting to $183.4 million, port costs amounting to $87.5 million, brokers’ commission expenses amounting to $8.2 million, other voyage-related expenses (including voyage-related insurance) amounting to $4.7 million and pool allocation of $13.7 million.

Disaggregation of revenue, voyage expenses and TCE income by operating segment
The following is a summary of our consolidated revenue by operating segment, in addition to a reconciliation of voyage expenses, TCE income, TCE income per day and total operating days.
	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2022	2021	favourable / (unfavourable)
Disaggregation of revenue by operating segment:
LR2	$97,960	$54,540	$43,420	80%
LR1	638,141	220,881	417,260	189%
MR	861,681	335,532	526,149	157%
Handy	299,160	89,452	209,708	234%
Stainless	29,609	N/A(1)	N/A	N/A

Disaggregation of voyage expenses by operating segment:
LR2	(24,526)	(3,331)	(21,195)	(636%)
LR1	(216,890)	(117,701)	(99,189)	(84%)
MR	(259,479)	(135,725)	(123,754)	(91%)
Handy	(77,722)	(40,713)	(37,009)	(91%)
Stainless	(1,238)	N/A(1)	N/A	N/A

Disaggregation of TCE income by operating segment:
LR2	73,434	51,209	22,225	43%
LR1	421,251	103,180	318,071	308%
MR	602,202	199,807	402,395	201%
Handy	221,438	48,739	172,699	354%
Stainless	28,371	N/A(1)	N/A	N/A

Daily TCE income per operating segment in U.S dollars:(2)(3)
LR2	33,563	23,382	10,181	44%
LR1	35,826	10,952	24,874	227%
MR	30,237	11,845	18,392	155%
Handy	24,401	10,353	14,048	136%
Stainless	18,446	N/A(1)	N/A	N/A
Consolidated daily TCE	$30,280	$12,141	$18,139	149%

Operating days per operating segment:(45)
LR2	2,188	2,190	(2)	(0%)
LR1	11,758	9,421	2,337	25%
MR	19,916	16,869	3,047	18%
Handy	9,075	4,708	4,367	93%
Stainless	1,538	N/A(1)	N/A	N/A
Total operating days	44,475	33,188	11,287	34%
(1)	Hafnia entered the Stainless operating segments in 2022. For this reason, no revenue, voyage expenses and TCE income were reported for this segment in the year ended December 31, 2021.
(2)
We report TCE income, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with revenue and voyage expenses, the most directly comparable IFRS measures, (ii) it assists our management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (time charters and voyage charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors.

(3)	This daily amount is calculated on the basis of unrounded amounts, not the rounded amounts in the above table.
(4)	Total operating days include operating days for TC Vessels.

LR2 revenue. LR2 revenue for the year ended December 31, 2022 was $98.0 million, an increase of $43.5 million, or 80%, from $54.5 million for the year ended December 31, 2021. The increase in LR2 revenue was driven by the aforementioned shifts in global supply and demand dynamics. One LR2 vessel transited out of a TC-contract in December 2021, and another two LR2 vessels transited out of TC-out contracts during 2022 at fixed rates to benefit from the significantly improved spot market trading conditions. This vessel class in particular (along with LR1), was the primary workhorse to service and deliver EU replacement barrels being sourced from Middle East and Far East regions.
As a result of these factors, LR2 TCE income per day increased to $33,563 per day from $23,382 per day for the years ended December 31, 2022 and 2021, respectively.
LR2 operating days decreased to 2,188 days from 2,190 days for the years ended December 31, 2022 and 2021, respectively.
LR1 revenue. LR1 revenue for the year ended December 31, 2022 was $638.1 million, an increase of $417.2 million, or 189%, from $220.9 million for the year ended December 31, 2021. This increase was driven by the aforementioned shift in global supply and demand which benefitted all vessel classes and the expansion of our LR1 fleet, particularly through our purchase of 12 LR1 tankers from Scorpio.
LR1 TCE income per day increased to $35,826 per day from $10,952 per day for the years ended December 31, 2022 and 2021, respectively.
LR1 operating days increased to 11,758 days from 9,421 days for the years ended December 31, 2022 and 2021, respectively. This increase was driven mainly by the expansion of our LR1 fleet.
MR revenue. MR revenue for the year ended December 31, 2022 was $861.7 million, an increase of $526.2 million, or 157%, from $335.5 million for the year ended December 31, 2021. The increase in MR revenue was driven by the acquisition of six MR vessels in the CTI Transaction and the aforementioned shifts in global supply and demand dynamics, which benefited all vessel classes. A typically occurring phenomenon in the tanker industry is that when larger segments (LR2 & LR1) experience high demand, spillover demand trickles down to the neighbouring smaller segment as customers downsize shipments when a larger vessel is not available, leading to added demand in the smaller segment. 2022 saw this scenario play out in a significant way to the benefit of the MR vessel class, while at the same time, the vessels acquired in the CTI Transaction benefitted significantly from improved flows of renewable products (a product heavily subsidised by the European Union and that requires specific IMO ship type 2 features held by these vessels) from regions in the Far East to the European Union.
MR TCE income per day increased significantly as a result to $30,237 per day from $11,845 per day for the years ended December 31, 2022 and 2021, respectively.
MR operating days increased to 19,916 days from 16,869 days for the years ended December 31, 2022 and 2021, respectively.
Handy revenue. Handy revenue for the year ended December 31, 2022 was $299.2 million, an increase of $209.7 million, or 234%, from $89.5 million for the year ended December 31, 2021. This increase was mainly driven by the acquisition of 18 Handy vessels in the CTI Transaction and the aforementioned shifts in global supply and demand dynamics. While the vessels acquired in the CTI Transaction also benefitted materially from increased renewable flows as outlined under comments relevant to the MR segment, the wider and conventional Handy segment, predominantly trading in and around Europe, benefitted additionally from other factors. These included trickle-down demand dynamics from the MR segment as well as additional demand generated from inefficiencies from sanctions on Russian oil. This was because historically, clean petroleum products from Russian Baltic and Black Sea ports would flow into EU ports in northwest Europe and the Mediterranean respectively, alongside Turkish exports flowing into EU ports in the Mediterranean, but the sanctions regime facilitated new trades where Russian products from the Baltic would flow into Turkey (who did not follow EU/US sanctions), allowing Turkish production, formerly used for domestic consumption to be exported into northwest Europe and western parts of the Mediterranean, increasing tonne-mile demand, and consequently tanker demand for Handy size vessels.
Due to the aforementioned shifts in global supply and demand, TCE income per day for our Handy vessels increased to $24,401 per day from $10,353 per day for the years ended December 31, 2022 and 2021, respectively.

Handy operating days increased to 9,075 days from 4,708 days for the years ended December 31, 2022 and 2021, respectively, as a result of our acquisition of 18 Handy vessels partially offset by our divestment of six Handy vessels.
Stainless revenue. Stainless revenue for the year ended December 31, 2022 was $29.6 million. We did not operate in the Stainless segment in 2021 and entered this segment in 2022 as a result of the acquisition of the CTI Fleet, which was finalised in January 2022.
TCE income per day for our Stainless vessels was $18,446 per day for the year ended December 31, 2022. Stainless operating days for the year ended December 31, 2022 was 1,538.
Other operating income. Other operating income, which mainly consists of pool and bunker management fees, for the year ended December 31, 2022 was $40.5 million, an increase of $17.3 million or 75% from $23.2 million for the year ended December 31, 2021. This increase was mainly driven by improved market conditions as the pool manager earns commissions based on a percentage of TCE income for the JV Vessels and Pool Vessels managed in the Pools and higher bunker management fee for increased bunker volumes.
Vessel operating expenses and technical management expenses. Vessel operating expenses for the year ended December 31, 2022 was $263.9 million, an increase of $71.4 million or 37%, from $192.5 million for the year ended December 31, 2021. Vessel operating expenses include crewing, repairs and maintenance, and insurance as well as other expenses relating to the operation of our Hafnia Vessels.
Technical management expenses for the year ended December 31, 2022 was $23.6 million, an increase of $7.6 million or 48% from $16.0 million for the year ended December 31, 2021. Technical management expenses consist of general and administrative costs for the internal technical team and the management fee charged by external technical managers.
Calendar days (excluding TC Vessels) increased from 30,255 to 40,424 for the years ended December 31, 2021 and 2022, respectively.
The following table is a summary of our vessel operating expenses and technical management expenses by operating segment:
	For the year ended December 31,		Change	Percentage Change
In thousands of U.S. dollars except total vessel operating expenses per calendar day, technical management expenses per calendar day and calendar days	2022	2021	favourable / (unfavourable)
Vessel operating expenses	$263,903	$192,459	$(71,444)	(37%)

Disaggregation of vessel operating expenses by operating segment:
LR2	15,022	13,705	(1,317)	(10%)
LR1	70,719	54,305	(16,414)	(30%)
MR	110,483	95,937	(14,546)	(15%)
Handy	58,017	28,512	(29,505)	(103%)
Stainless	9,662	N/A(1)	N/A	N/A

Vessel operating expenses per calendar day in U.S. dollars:(2)
LR2	6,859	6,258	(601)	(10%)
LR1	6,796	6,499	(297)	(5%)
MR	6,511	6,411	(100)	(2%)
Handy	6,271	6,010	(261)	(4%)
Stainless	6,012	N/A(1)	N/A)	N/A
Consolidated vessel operating expenses per calendar day:	$6,528	$6,361	$(167)	(3%)

Technical management expenses	$23,627	$16,014	$(7,613)	(48%)

Disaggregation of technical management expenses by operating segment:
LR2	1,296	1,141	(155)	(14%)
LR1	6,230	4,461	(1,769)	(40%)
MR	9,510	7,838	(1,672)	(21%)
Handy	5,742	2,574	(3,168)	(123%)
Stainless	849	N/A(1)	N/A	N/A

	For the year ended December 31,		Change	Percentage Change
In thousands of U.S. dollars except total vessel operating expenses per calendar day, technical management expenses per calendar day and calendar days	2022	2021	favourable / (unfavourable)

Technical management expenses per calendar day in U.S. dollars:(2)
LR2	592	521	(71)	(14%)
LR1	599	534	(65)	(12%)
MR	560	524	(37)	(7%)
Handy	621	543	(78)	(14%)
Stainless	528	N/A(1)	N/A	N/A
Consolidated technical management expenses per calendar day:	$584	$529	$(55)	(10%)

Calendar days by operating segment(3)
LR2	2,190	2,190	0	0%
LR1	10,406	8,356	2,050	25%
MR	16,969	14,965	2,004	13%
Handy	9,252	4,744	4,508	95%
Stainless	1,607	N/A(1)	N/A	N/A
Total calendar days	40,424	30,255	10,169	34%
(1)
Hafnia entered the Stainless operating segments in 2022. For this reason, no vessel operating expenses or technical management expenses were reported for this segment in the financial year ended December 31, 2021.

(2)	This daily amount is calculated on the basis of unrounded amounts, not the rounded amounts in the above table.
(3)	Total calendars days exclude calendars days for TC Vessels.
The average vessel operating expenses per day increased to $6,528 per day for the year ended December 31, 2022 from the average of $6,361 per day for the year ended December 31, 2021. Vessel operating expenses per day increased across most vessel classes, with the largest increases affecting the LR2 segment.
Vessel operating expenses and technical management expenses by operating segment are discussed below.
LR2 vessel operating expenses and technical management expenses. Vessel operating expenses for our LR2 segment was $15.0 million for the year ended December 31, 2022, an increase of $1.3 million, or 10%, from $13.7 million for the year ended December 31, 2021. Calendar days (excluding TC Vessels) for LR2 vessels remained stable at 2,190 days for the years ended December 31, 2022 and 2021, respectively. LR2 vessel operating expenses per day increased to $6,859 per day from $6,258 per day for the years ended December 31, 2022 and 2021, respectively. This increase was the result of general inflationary pressures and the war between Russia and Ukraine, which drove up crew travel-related costs, lube oil prices and repair and maintenance costs. Additionally, vessel operating expenses were low in 2021 compared to 2022 as vessels were relatively new and required minimal repairs and maintenance in 2021.
Technical management expenses for our LR2 segment were $1.3 million for the year ended December 31, 2022, an increase of $0.2 million or 14% from $1.1 million for the year ended December 31, 2021. LR2 technical management expenses per day increased to $592 per day from $521 per day for the years ended December 31, 2022 and 2021, respectively. This increase was the result of general inflation and a higher bonus payout to the internal technical team.
LR1 vessel operating expenses and technical management expenses. Vessel operating expenses for our LR1 segment for the year ended December 31, 2022 was $70.7 million, an increase of $16.4 million, or 30%, from $54.3 million for the year ended December 31, 2021. Calendar days (excluding TC Vessels) for LR1 vessels increased to 10,406 from 8,356 days for the years ended December 31, 2022 and 2021, respectively, particularly due to the acquisition of 12 LR1 vessels. LR1 vessel operating expenses per day increased to $6,796 per day for the year ended December 31, 2022 from $6,499 per day for the year ended December 31, 2021, mainly due to the takeover-related costs incurred, such as crew change costs and additional supply of stores and spares for the 12 newly acquired LR1 vessels in 2022. In addition, the increase in vessel operating expenses was driven by price increases on crew travel-related costs, lube oil prices, spares, stores and repairs costs as the result of general inflationary pressures and the Russia-Ukraine war.

Technical management expenses for our LR1 segment was $6.2 million for the year ended December 31, 2022, an increase of $1.8 million or 40% from $4.5 million for the year ended December 31, 2021. LR1 technical management expenses per day increased to $599 per day from $534 per day for the years ended December 31, 2022 and 2021, respectively. This increase resulted from general inflation and a higher bonus payout to the internal technical team.
MR vessel operating expenses and technical management expenses. Vessel operating expenses for our MR segment was $110.5 million for the year ended December 31, 2022, an increase of $14.5 million, or 15%, from $95.9 million for the year ended December 31, 2021. Calendar days (excluding TC Vessels) for MR vessels increased to 16,969 days from 14,965 days for the years ended December 31, 2022 and 2021, respectively, which resulted from the addition of six MR vessels acquired in the CTI Transaction. MR vessel operating expenses per day increased to $6,511 per day from $6,411 per day, for the years ended December 31, 2022 and 2021, respectively. This increase was mainly the result of the general inflationary pressures and the Russia-Ukraine war.
Technical management expenses for our MR segment was $9.5 million for the year ended December 31, 2022, an increase of $1.7 million or 21% from $7.8 million for the year ended December 31, 2021. MR technical management expenses per day increased to $560 per day from $524 per day for the years ended December 31, 2022 and 2021, respectively. This increase resulted from a higher bonus payout to the internal technical team and a higher external technical management fee for the six newly acquired MR vessels.
Handy vessel operating expenses and technical management expenses. Vessel operating expenses for our Handy segment was $58.0 million for the year ended December 31, 2022, an increase of $29.5 million, or 103%, from $28.5 million for the year ended December 31, 2021. Calendar days (excluding TC Vessels) for Handy vessels increased to 9,252 days from 4,744 days for the years ended December 31, 2022 and 2021, respectively, which was the result of the acquisition of 18 Handy vessels as a part of the CTI Transaction partially offset by the divestment of six Handy vessels during the year ended December 31, 2022. Handy vessel operating expenses per day increased to $6,271 per day for the year ended December 31, 2022 from $6,010 per day for the year ended December 31, 2021. This increase was mainly the result of the general inflationary pressures and the Russia-Ukraine war.
Technical management expenses for our Handy segment was $5.7 million for the year ended December 31, 2022, an increase of $3.2 million or 123% from $2.6 million for the year ended December 31, 2021. Handy technical management expenses per day increased to $621 per day from $543 per day for the years ended December 31, 2022 and 2021, respectively. This increase was the result of general inflation and a higher bonus payout to the internal technical team and a higher external technical management fee for the 18 newly acquired Handy vessels.
Stainless vessel operating expenses and technical management expenses. Vessel operating expenses for our Stainless segment was $9.7 million for the year ended December 31, 2022. We did not operate in the Stainless segment in 2021 and entered this segment in 2022 as a result of the acquisition of the CTI Fleet in the CTI Transaction which was finalised in January 2022.
Calendar days (excluding TC Vessels) for Stainless vessels were 1,607 days for the year ended December 31, 2022. Stainless vessel operating expenses per day was $6,012 per day for the year ended December 31, 2022.
Technical management expenses for our Stainless segment were $0.8 million for the year ended December 31, 2022. Stainless technical management expenses per day was $528 per day for the year ended December 31, 2022.
Charter hire expenses. Charter hire expenses were $33.2 million for the year ended December 31, 2022, an increase of $10.3 million or 45%, from $22.9 million for the year ended December 31, 2021. The change was due to five vessels that were only time chartered-in during the last quarter of the year ended December 31, 2021. There was a full year impact of their charter hire expenses recorded in the year ended December 31, 2022.
Other expenses. Other expenses were $59.5 million for the year ended December 31, 2022, an increase of $16.5 million or 38%, from $42.9 million for the year ended December 31, 2021. The change was primarily driven by increased headcount to support expanded operations, higher bonuses and additional expenses relating to acquisition of CTI.

Gain/(loss) on disposal of assets. Gain on sales of assets was $25.4 million for the year ended December 31, 2022, an increase of $30.4 million or 616% from a loss of $4.9 million for the year ended December 31, 2021. During the year ended December 31, 2022, we divested six Handy vessels, four LR1 vessels and eight Stainless vessels. We recorded a gain of $26.7 million on the sale of vessels and a loss of $1.3 million on disposal of a subsidiary.
Depreciation charge of property, plant and equipment. The total depreciation charge was $208.0 million for the year ended December 31, 2022. The depreciation charge for the year ended December 31, 2022 comprised $133.1 million on vessels, $29.3 million on drydocking and scrubbers, $45.5 million on right-of-use assets – vessels and $0.1 million of other depreciations. This was an increase of $57.5 million, or 38% from $150.5 million for the year ended December 31, 2021. The depreciation charge for the year ended December 31, 2021 comprised $94.8 million on vessels, $23.6 million on drydocking and scrubber and $32.1 million on right-of-use assets - vessels. This increase was primarily related to the acquisition of vessels and our ongoing fleet renewal strategy.
Amortisation charge of intangible assets. The amortization charge was $1.2 million on intangible assets during the years ended December 31, 2022 and December 31, 2021. There was no significant change in amortisation charge for these two years.
Interest income. Interest income was $7.0 million for the year ended December 31, 2022, an increase of $4.6 million, or 196%, from $2.4 million for the year ended December 31, 2021. This increase was driven by the interest earned on our cash balance, due to the increased average cash balance during the year ended December 31, 2022 as compared to the prior year.
Interest expense. Interest expense was $91.1 million for the year ended December 31, 2022, an increase of $52.1 million, or 134%, from $39.0 million for the year ended December 31, 2021.
The increase in financial expenses during the year ended December 31, 2022 when compared to the year ended December 31, 2021 was primarily attributable to expansion of liabilities post-CTI Transaction and increased interest rates.
Capitalised financing fees written off. Capitalised financing fees written off was $2.5 million for the year ended December 31, 2022, a decrease of $2.0 million, or 45%, from $4.5 million for the year ended December 31, 2021. These are generally non-routine items that occur when borrowings are extinguished or re-financed.
•	2022 write-off of capitalised financing fees amounting to $2.5 million arising from the extinguishment of debt attached to the Stainless vessels following their sale.
•	2021 write-off of capitalised financing fees amounting to $4.5 million arising from the refinancing of the $676m facility, $192m facility and $266m facility.
Other finance expense. Other finance expense was $2.5 million for the year ended December 31, 2022, a decrease of $0.8 million, or 25%, from $3.3 million for the year ended December 31, 2021.
Other finance expense for the year ended December 31, 2022 consisted of foreign currency exchange loss of $0.2 million, borrowings undrawn commitment fees of $1.5 million and other financial expenses relating to loan admin fees and option fees of interest rate caps amounting to $1.9 million, partially offset by unrealised gains on derivatives of $1.1 million.
Other finance expense for the year ended December 31, 2021 consisted of foreign currency exchange loss of $0.5 million, borrowings undrawn commitment fees of $0.4 million and other financial expenses of $2.4 million relating to loan admin fees and option fees of interest rate caps.
The decrease in other finance expense for the year ended December 31, 2022 as compared to December 31, 2021 was primarily attributable to:
•	Reduction in foreign currency exchange loss due to strengthening of the US Dollar during 2022;
•	Increase in unrealised gains on interest rate caps due to rising interest rates;
•	Partially offset by an increase in commitment fees as the $216m facility was upsized during 2022 with a new revolving credit facility trench which incurred undrawn commitment fees.

Share of profit/(loss) of equity-accounted investees, net of tax. Share of profit/(loss) of equity accounted investees, net of tax, was $24.2 million, an increase of $25.9 million or 1,466% from a loss of $1.8 million for the year ended December 31, 2021. This change was primarily driven by stronger freight rates due to the abovementioned shifts in global supply and demand affecting the revenue in our Vista Joint Venture and Andromeda Joint Venture and the expansion of the fleet of our Andromeda Joint Venture in 2022 and late 2021.
Other comprehensive income. Other comprehensive income mainly consists of fair value changes of derivate financial instruments designated as hedging instruments under cash flow hedge accounting. Other comprehensive income for the year ended December 31, 2022 was $68.2 million, which is an increase of $51.9 million or 318% from $16.3 million for the year ended December 31, 2021. This increase was mainly driven by an increase in LIBOR rates pushing up the fair value of the interest rate swaps.
B.	Liquidity and Capital Resources
We operate in a capital-intensive industry. We have historically financed our acquisition of vessels and other capital expenditures through a combination of cash generated from operations, equity capital and credit facilities and sale and lease-back arrangements.
Our primary source of funds for our short-term and long-term liquidity needs is expected to be the cash flows generated from our Hafnia Vessels and TC Vessels trading in the Pools, in the spot market or on time charter, in addition to cash on hand. Additionally, we receive repayments on shareholder loans from our joint ventures who have vessels operating in the Pools or on long-term time charters. In addition to cash from operations, our sources of medium- and long-term liquidity include new loans, refinancing of existing arrangements, drawdowns under committed secured revolving credit facilities, issuance of equity, vessel sales, and sale and lease-back agreements.
Historically, market rates for the Vessels in our Hafnia Fleet have been volatile and periodic adjustments to the supply and demand for tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and long-term liquidity. When Hafnia Vessels or TC Vessels operate directly in the spot market, we are exposed to high volatility, but we can take advantage of rising freight/hire rate environments. In our view, the volatility is reduced for those of our Hafnia Vessels and TC Vessels operating in the Pools because (i) the Pools aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed-upon formula and (ii) some of the vessels in the pool are on time charter, which ensures a less volatile income stream. In addition to Hafnia Vessels trading directly in the spot market and in the Pools, we also have Hafnia Vessels on long-term time charters. The income from these vessels is less volatile, but also does not allow us to take advantage of rising rate environments.
In addition to the general volatility in our industry, our cash flows are affected by the number of vessels we have in operation at a given time. This number may increase or decrease during the year due to vessel acquisitions and divestments as well as drydocking, repairs, maintenance or other events impacting the operability of our Hafnia Vessels and TC Vessels.
Furthermore, the cash flows we generate from our Hafnia Vessels and TC Vessels have in the past and may in the future be impacted by geopolitical events such as the COVID-19 pandemic and the war between Russia and Ukraine as well as other geopolitical risks such as the conflict between Israel and Hamas. The easing of COVID-19 restrictions around the globe resulted in increased personal mobility which served as a catalyst for underlying demand for refined petroleum products. This demand, combined with low global refined petroleum product inventories and strong refining margins, incentivised refiners to increase and maintain high utilization levels which drove substantial increases in refined petroleum product export volumes throughout the world. Additionally, the volatility brought on by the ongoing war Russia-Ukraine war, which has resulted in the implementation of sanctions on the export of Russian crude oil and refined petroleum products, has continued to disrupt supply chains for crude oil and refined petroleum products, changing volumes and trade routes, and thus increasing tonne-mile demand for the seaborne transportation of refined petroleum products. We recorded all-time high revenue and net income during the year ended December 31, 2022 as a result of favourable market conditions that began in March 2022, and which continue through the date of this Registration Statement.
Our short-term liquidity requirements relate to operating expenses for our Hafnia Vessels and voyage expenses for our Hafnia Vessels and JV Vessels, service of our credit facilities and payments on lease liabilities

(sale and lease-back arrangements accounted for as financing transactions) and time charters, drydocking of certain Hafnia Vessels, contributions or loans to joint ventures, dividend payments, exercise of purchase options and purchase obligations coming due in the next 12 months.
Our long-term liquidity requirements relate to repayment of credit facilities, payments lease liabilities (sale and lease-back arrangements accounted for as financing transactions) and time-charters (which are accounted for under IFRS 16 – Leases), capital expenditures including acquisition of new or second-hand vessels, non-vessel investments, drydocking of Hafnia Vessels and payment of dividends on our common shares. Our debt facilities and certain of our obligations related to lease liabilities (sale and lease-back arrangements accounted for as financing transactions) typically require us to make interest payments based on SOFR. Significant increases in interest rates could adversely affect our results of operations and our ability to service our debt; however, as a part of our strategy to minimise financial risk, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates.
During 2024, and in addition to our regularly scheduled debt and lease repayments including payments in relation to credit facilities that are maturing during 2024, we also committed to the following:
•
The exercise of the purchase options on two vessels (Hafnia Viridian and Hafnia Violette) under our sale and lease-back arrangement with JFL. The purchases closed in January 2024 resulting in a reduction of the related lease liability of $39.6 million.

•
The exercise of the purchase options on three Handy vessels (Hafnia Aragonite, Hafnia Alabaster and Hafnia Achroite) under our sale and lease-back arrangement with CSSC. The purchases closed in February and March 2024 resulting in a reduction of the related lease liability of $49.5 million.

•	The exercise of the purchase option on the MR vessel Hafnia Topaz under our sale and lease-back arrangement with CSSC. This purchase is expected to close in July 2024.
One of our credit facilities, the MUSD 106 Facility (as defined below) is maturing in March 2025. We do not have any other debt or leasing financing arrangements that are scheduled to mature or expire within 12 months from the date of this Registration Statement. We may elect to use purchase options under our sale and lease-back arrangements or time charter-in arrangements in which case the financial lease liabilities or IFRS-16 lease liabilities, as applicable, relating to the vessel(s) in question will be reduced accordingly.
While we believe our current financial position is adequate to address these cash outflows, a deterioration in economic conditions could cause us to breach the covenants under our financing arrangements and could have a material adverse effect on our business, results of operations, cash flows and financial condition. These circumstances could cause us to seek covenant waivers from our lenders and to pursue other means to raise liquidity, such as through the sale of vessels or in the capital markets. A discussion and analysis of our key risks, including sensitivities thereto, can be found in “Item 3. Key Information – D. Risk Factors” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.
We continuously evaluate potential transactions that we believe will be accretive to earnings, enhance shareholder value or are in our best interests, which may include the pursuit of additional vessel sales, business combinations, the acquisition of vessels or related businesses, investments in new technologies, the expansion of our operations, repayment of existing debt, share repurchases, short-term investments or other uses. In connection with any transaction, we may enter into additional financing arrangements, refinance existing arrangements or raise capital through public or private debt or equity offerings of our securities. Any funds received or raised by us may be used for any corporate purpose. There is no guarantee that we will grow the size of our fleet or enter into transactions that are accretive to our shareholders.
As at December 31, 2023, we had $462.6 million in liquidity available (December 31, 2022: $469 million) with cash and cash equivalents (excluding cash retained in the commercial pools and restricted cash) of $141.6 million (December 31, 2022: $174.4 million) and amounts available and undrawn under our revolving credit facilities of $321.0 million (December 31, 2022 : $294.6 million). As at the date of this Registration Statement, we hold cash and cash equivalents in U.S. dollars, NOK, EUR, SGD, DKK, and AED (United Arab Emirates Dirham). The changes in our cash balance are discussed below under the section entitled “Cash Flows”. As at December 31, 2023, we had $1,303.8 million (December 31, 2022: $1,775.2 million) in aggregate outstanding indebtedness (which reflects the amounts payable under loans from related and non-related parties, bank borrowings, sale and lease-back liabilities (accounted for as financing transactions) and other lease liabilities). Our credit facilities and other financing arrangements are described below under the section entitled “Financing Arrangements”.

We expect that our existing liquidity and working capital combined with the cash flow we expect to generate from our operations will be sufficient to finance our liquidity needs for a period of at least 12 months from the date of this Registration Statement.
Equity
The total authorised number of shares of the Company as at December 31, 2023 was 750,000,000 (2022: 750,000,000, 2021: 600,000,000) common shares at par value of $0.01 per share. As at December 31, 2023, we had issued 506,820,170 (2022: 503,388,593, 2021: 370,244,325) common shares. On January 2, 2024, we issued 3,431,577 shares and as a result at the date of this Registration Statement, we have issued 510,251,747 common shares. All issued common shares are fully paid. No shares have been issued since January 2, 2024. As at December 31, 2023, we held 2,626,651 shares in treasury (2022: 2,793,797, 2021: 7,086,703).
See below a reconciliation of the developments in our share capital from December 31, 2020 through March 25, 2024.
Reconciliation of the number of common shares outstanding through March 25, 2024
Treasury shares as at December 31, 2020	7,179,946
Shares outstanding at December 31, 2020	363,064,379
No new shares issued in 2021	N/A
Treasury shares at December 31, 2021	7,086,703
Shares outstanding at December 31, 2021	363,157,622
Number of common shares issued in connection with the acquisition of CTI Fleet (January 2022)	92,112,691
Number of common shares issued in connection with private placement of shares (May 2022)	37,600,000
Number of common shares issued in connection with redelivery of borrowed shares to BW Group (September 2022)	3,431,577
Treasury shares at December 31, 2022	2,793,797
Shares outstanding at December 31, 2022	500,594,796
Number of common shares issued in connection with redelivery of borrowed shares to BW Group (March 2023)	3,431,577
Treasury shares at December 31, 2023	2,626,651
Shares outstanding at December 31, 2023	504,193,519
Number of common shares issued in connection with redelivery of borrowed shares to BW Group (January 2024)	3,431,577(1)
Treasury shares at March 25, 2024	93,896
Shares outstanding at March 25, 2024	510,157,851
(1)	We announced the issuance of these shares on December 27, 2023, however, for administrative reasons, the shares were not issued before January 2, 2024.
See “Item 4. Information on the Company – A. History and Development of the Company – Recent Developments” for more information on our acquisition of the CTI Fleet and the private placement of shares completed in 2022. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” for more information about our share lending agreements with BW Group. Shares borrowed by us under share lending agreements are classified as treasury shares. We use such treasury shares, for example, to fulfil exercised options under our equity incentive plans. Subsequent to our borrowing of shares, we will re-issue new shares in the same amount as borrowed, and these newly issued shares will be returned to the lender as redelivery of the borrowed shares. See “Item 6. Directors, Senior Management and Employees – B. Compensation” for more information on the underlying equity incentive plans which led to our recent borrowing of shares from BW Group.
In the years ended December 31, 2023, 2022 and 2021, we have not had any share repurchase programs.
Cash Flows
The table below summarises our sources and uses of cash for the periods presented:
In thousands of U.S. dollars	For the year ended December 31,
Cash flow data	2023	2022	2021
Net cash provided by operating activities	$1,060,806	$770,887	$95,032
Net cash used in investing activities	(31,677)	(179,131)	(13,176)
Net cash used in financing activities	(1,086,933)	(465,132)	(59,154)

Cash flow from operating activities
Changes in net cash flow from operating activities primarily reflect changes in fleet size, fluctuations in spot tanker rates, changes in interest rates, fluctuations in working capital balances and the timing and the amount of drydocking expenditures, repairs, and maintenance activities. Our exposure to the highly cyclical spot tanker market and the growth of our fleet have contributed significantly to historical fluctuations in operating cash flow.
Financial year ended December 31, 2023 compared to financial year ended December 31, 2022:
The following table sets forth the components of our operating cash flows for the years ended December 31, 2023 and December 31, 2022:
	For the year ended December 31,		Change	Percentage Change
In thousands of U.S. dollars	2023	2022	favourable / (unfavourable)
Profit for the financial year	$793,275	$751,589	$41,686	6%
Adjustments for:
- income tax expense	6,251	6,678	(427)	(6%)
- depreciation and amortisation charges	211,027	209,219	1,808	1%
- (gain) on disposal of assets	(56,087)	(25,483)	(30,604)	(120%)
- interest income	(17,629)	(6,977)	(10,652)	(153%)
- finance expense	95,124	96,075	(951)	(1%)
- share of (profit) of equity-accounted investees, net of tax	(19,073)	(24,152)	5,079	21%
- equity-settled share-based payment transactions	2,822	1,760	1,062	60%
Operating cash flow before working capital changes	1,015,710	1,008,709	7,001	1%
Changes in working capital:
- inventories	(17,773)	(16,091)	(1,682)	(10%)
- trade and other receivables	(139,166)	(259,619)	120,453	46%
- trade and other payables	205,663	42,874	162,789	380%
Cash generated from operations	1,064,434	775,873	288,561	37%
Income tax paid	(3,628)	(4,986)	1,358	27%
Net cash provided by operating activities	$1,060,806	$770,887	$289,919	38%
In 2023, our working capital was impacted by the transition of four of the Pools to the disponent-owner pool model and the Group obtaining control of the Chemical-MR pool. Because of this transition and change in control, we have fully consolidated disponent-owner Pools’ and the Chemical-MR pool’s assets and liabilities incurred in their day to day operations. This includes the pool distributions and pool working capital payable to external participants which are recognised in trade and other payables. This led to an increase in trade and other payables. For trade and other receivables, we have also fully consolidated pool receivables from four of the pools and the Chemical-MR Pool. In contrast, under the agency model in 2022, the Group did not recognise third party receivables and inventories since they were accounted for based on their legal title (i.e. assessed as belonging to the external participants). These factors led to an increase in trade and other receivables, which was offset by an improvement in collections of trade and other receivables, resulting in an increase in cash flows from operating activities.
Financial year ended December 31, 2022 compared to financial year ended December 31, 2021
The following table sets forth the components of our operating cash flows for the years ended December 31, 2022 and December 31, 2021:
	For the year ended December 31,		Change	Percentage Change
In thousands of U.S. dollars	2022	2021	favourable / (unfavourable)
Profit/(loss) for the financial year	$751,589	$(55,493)	$807,082	1,454%
Adjustments for:
- income tax expense	6,678	4,390	2,288	52%
- depreciation and amortisation charges	209,219	151,679	57,540	38%
- (gain)/loss on disposal of assets	(25,483)	4,935	(30,418)	(616%)
- interest income	(6,977)	(2,355)	(4,622)	(196%)
- finance expense	96,075	46,833	49,242	105%
- share of (profit)/loss of equity-accounted investees, net of tax	(24,152)	1,768	(25,920)	(1,466%)

	For the year ended December 31,		Change	Percentage Change
In thousands of U.S. dollars	2022	2021	favourable / (unfavourable)
- equity-settled share-based payment transactions	1,760	3,147	(1,387)	(44%)
Operating cash flow before working capital changes	1,008,709	154,904	853,805	551%
Changes in working capital:
- inventories	(16,091)	(34,971)	18,880	54%
- trade and other receivables	(259,619)	(20,921)	(238,698)	(1,141%)
- trade and other payables	42,874	463	42,411	9,160%
Cash generated from operations	775,873	99,475	676,398	680%
Income tax paid	(4,986)	(4,443)	(543)	(12%)
Net cash provided by operating activities	$770,887	$95,032	$675,855	711%
The increase in cash flows from operating activities was primarily due to higher TCE earnings, the effect of an enlarged fleet size, and an increase in income from our pool and bunker platforms. This was partially offset by increasing vessel operating expenses and voyage expenses as well as an increase in working capital, primarily resulting from an increase in trade and other receivables.
The change in working capital in 2022 and 2021 was primarily driven by an increase in trade receivables, inventories, prepayments, partially offset by an increase in trade payables, other payables and accrued operating expenses. The increase in accounts receivable is primarily driven by overall strength in the product tanker market that began in the first quarter of 2022. Our revenues during the year ended December 31, 2022, were primarily derived from the Pools and in the spot market. The revenues earned by the vessels operating in the Pools and the spot market in the months preceding December 31, 2022, were significantly greater than the months preceding December 31, 2021, thus leading to the increase in trade receivables. The increase in trade payables was mostly attributable to the enlarged fleet size. The increase in accrued operating expenses as at December 31, 2022 was primarily the result of an increase in accrued compensation and related benefits. The remaining changes in working capital were driven primarily by timing.
Cash flow from investing activities
Cash flows from our investing activities primarily relate to our acquisition of vessels and divestment of vessels as well as our investments in our joint ventures as further described in “Item 4. Information on the Company – A. History and Development of the Company – Joint Ventures”.
Financial year ended December 31, 2023 compared to financial year ended December 31, 2022
The following table sets forth the components of our investing cash flows for the years ended December 31, 2023 and December 31, 2022:
	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2023	2022	favourable / (unfavourable)
Interest income received	$13,583	$4,172	$9,411	226%
Loan to joint venture	(15,488)	(11,500)	(3,988)	(35%)
Acquisition of assets, net of cash acquired	—	4,195	(4,195)	(100%)
Acquisition of other investments	(10,408)	(324)	(10,084)	(3,112%)
Equity investment in joint venture	(2,240)	(1,814)	(426)	(23%)
Purchase of intangible assets	—	(248)	248	100%
Proceeds from disposal of property, plant and equipment	142,793	255,809	(113,016)	(44%)
Proceeds from disposal of assets	—	15,882	(15,882)	(100%)
Repayment of loan by joint venture company	23,975	—	23,975	N/A
Dividend received from joint venture	500	—	500	N/A
Dividend received from associated company	—	1,825	(1,825)	(100%)
Purchase of property, plant and equipment	(184,392)	(447,128)	262,742	59%
Net cash used in investing activities	$(31,677)	$(179,131)	$147,454	82%
The decrease in net cash outflows from investing activities was primarily due to less cash used for the purchase of property, plant and equipment due to fewer vessels being purchased during 2023 than during 2022. This was partially offset by less proceeds received from the disposal of property, plant and equipment as we only sold six LR1 vessels during 2023, which was significantly fewer vessels than in 2022.

Financial year ended December 31, 2022 compared to financial year ended December 31, 2021
The following table sets forth the components of our investing cash flows for the years ended December 31, 2022 and December 31, 2021:
	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2022	2021	favourable / (unfavourable)
Interest income received	$4,172	$877	$3,295	376%
Loan to joint venture	(11,500)	(13,500)	2,000	15%
Acquisition of assets, net of cash acquired	4,195	—	4,195	N/A
Acquisition of other investments	(324)	(3,501)	3,177	91%
Equity investment in joint venture	(1,814)	(10,213)	8,399	82%
Purchase of intangible assets	(248)	(367)	119	32%
Proceeds from disposal of assets held for sale	—	11,000	(11,000)	(100%)
Proceeds from disposal of property, plant and equipment	255,809	29,191	226,618	776%
Proceeds from disposal of assets	15,882	—	15,882	N/A
Dividend received from associated company	1,825	—	1,825	N/A
Purchase of property, plant and equipment	(447,128)	(26,663)	(420,465)	(1,577%)
Net cash used in investing activities	$(179,131)	$(13,176)	$(165,955)	(1,260%)
The decrease in cash flows in the form of increased outflow of cash from investing activities was primarily due to a significant increase in cash used for the purchase of assets, particularly as a result of the acquisition of the 12 LR1 tankers from Scorpio. This increased outflow was partially offset by increased proceeds from the disposal of assets, primarily due to us having completed a number of vessel divestments, including the sale of eight stainless steel tankers.
Cash flow from financing activities
Cash flows from financing activities primarily consist of the proceeds from drawdowns, repayments and costs related to our secured and unsecured debt, financial lease liabilities (relating to sale and lease-back contracts) and lease liabilities arising from the recognition of long-term leases onto the balance sheet in accordance with IFRS 16; the issuance and costs related to our common shares and the payment of dividends to our common shareholders.
Financial year ended December 31, 2023 compared to financial year ended December 31, 2022
The following table sets forth the components of our financing cash flows for the years ended December 31, 2023 and December 31, 2022:
	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2023	2022	favourable / (unfavourable)
Proceeds from borrowings from external financial institutions	$247,030	$440,257	$(193,227)	(44%)
Proceeds from borrowings from a related corporation	—	3,750	(3,750)	(100%)
Repayment of borrowings to external financial institutions	(309,064)	(415,901)	106,837	26%
Repayment of borrowings to a related corporation	—	(22,500)	22,500	100%
Repayment of borrowings to non-related parties	(5,429)	(558)	(4,871)	(873%)
Repayment of lease liabilities	(390,153)	(231,086)	(159,067)	(69%)
Payment of financing fees	(3,997)	(1,990)	(2,007)	(101%)
Interest paid to external financial institutions	(73,634)	(87,843)	14,209	16%
Interest paid to a third party	(5,707)	(24)	(5,683)	(23,679%)
Proceeds from exercise of employee share options	9,286	1,459	7,827	536%
Proceeds from equity raise	—	97,780	(97,780)	100%
Payment of equity raise costs	—	(1,170)	1,170	100%
Dividends paid	(544,136)	(243,748)	(300,388)	(123%)
Other finance expense paid	(11,129)	(3,558)	(7,571)	(213%)
Net cash used in financing activities	$(1,086,933)	$(465,132)	$(621,801)	(134%)
(1)
See the following table setting forth the cash drawdowns and repayments on our secured credit facilities, unsecured debt, sale and lease-back liabilities, and IFRS 16 lease liabilities during the years ended December 31, 2023, 2022 and 2021.

The increase in net cash outflows from financing activities was primarily due to higher amounts of dividends paid in accordance with our dividend policy and due to our higher profits. More cash was also used in the voluntary early repayment of borrowings to external financial institutions as well as exercise of purchase options to buy back and re-finance certain vessels which were financed under sale-and-leaseback contracts. In line with the goal of deleveraging through these early repayments, there was also significantly less proceeds from drawdown of bank borrowings from external financial institutions in 2023.
Financial year ended December 31, 2022 compared to financial year ended December 31, 2021
The following table sets forth the components of our financing cash flows for the years ended December 31, 2022 and December 31, 2021:
	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2022	2021	favourable / (unfavourable)
Proceeds from borrowings from external financial institutions	$440,257	$622,685	$(182,428)	(29%)
Proceeds from borrowings from a related corporation	3,750	18,750	(15,000)	(80%)
Repayment of borrowings to external financial institutions	(415,901)	(622,085)	206,184	33%
Repayment of borrowings to a related corporation	(22,500)	—	(22,500)	N/A
Repayment of borrowings to non-related parties	(558)	(390)	(168)	(43%)
Repayment of lease liabilities	(231,086)	(39,771)	(191,315)	(481%)
Payment of financing fees	(1,990)	(5,106)	3,116	61%
Interest paid to external financial institutions	(87,843)	(29,869)	(57,974)	(194%)
Interest paid to a third party	(24)	(33)	9	27%
Proceeds from exercise of employee share options	1,459	—	1,459	N/A
Proceeds from equity raise	97,780	—	97,780	N/A
Payment of equity raise costs	(1,170)	—	(1,170)	N/A
Dividends paid	(243,748)	—	(243,748)	N/A
Other finance expense paid	(3,558)	(3,335)	(223)	(7%)
Net cash used in financing activities	$(465,132)	$(59,154)	$(405,978)	(686%)
(1)
The following table sets forth the cash drawdowns and repayments on our secured credit facilities, unsecured debt, sale and lease-back liabilities, and IFRS 16 lease liabilities during the years ended December 31, 2023, 2022 and 2021. During these periods, certain credit facilities, unsecured debt, and lease financing arrangements were either entered into, drawn, or repaid in full. We refer to Note 21 and 23 of our Consolidated Financial Statements included in Item 17 of this Registration Statement for further details of all of our financing arrangements, including the activity that occurred during the years ended December 31, 2022 and 2021.

The increase in cash outflows from financing activities was primarily due to dividend payments in 2022 and the exercise of the purchase options relating to sale of the stainless steel chemical tankers. Interest payments also increased significantly due to rising interest rates during 2022 as well as increased borrowings as a result of the fleet expansion in 2022.
Cash drawdowns and repayments on our secured credit facilities, unsecured debt, sale and lease-back liabilities, and IFRS lease liabilities
The table below sets forth the cash drawdowns and repayments on our secured credit facilities, unsecured debt, sale and lease-back liabilities, and IFRS 16 lease liabilities during the years ended December 31, 2023, 2022 and 2021. The table below does not include cash drawdowns and repayments on credit facilities or other financing arrangements obtained in our joint ventures. Additionally, the table below does not include credit facilities, sale and lease-back liabilities and IFRS 16 lease liabilities in CTI, which were fully repaid before the completion of the CTI Transaction in January 2022. Furthermore, the below overview does not include a $50 million receivables purchase facility which was in place during 2021-2023 but which is no longer in place or any “loans” received from suppliers that constitute or have the function of deferred payment terms.
During these periods, certain credit facilities, unsecured debt, and lease financing arrangements were either entered into, drawn, or repaid in full. We refer to Note 21 and Note 23 of our Consolidated Financial Statements included in Item 17 of this Registration Statement for further details of all of our financing arrangements, including the activity that occurred during the years ended December 31, 2022 and 2021.

	2023		2022		2021
In thousands of U.S. dollars	Drawdowns	Repayments	Drawdowns	Repayments	Drawdowns	Repayments
Credit Facilities
$676m facility(1)	N/A	N/A	N/A	N/A	—	(267,493)
$473m facility	N/A	(81,621)	—	(143,738)	7,955	(63,661)
$374m facility	N/A	(190,788)	—	(148,967)	374,080	(34,325)
$303m facility	N/A	N/A	N/A	N/A	N/A	N/A
$266m facility(1)	N/A	N/A	N/A	N/A	—	(151,003)
$216m facility	N/A	(15,975)	—	(14,100)	—	(14,100)
$192m facility(1)	N/A	N/A	N/A	N/A	—	(88,165)
$175m borrowing base facility – Citibank	54,000	(1,000)	N/A	N/A	N/A	N/A
$175m borrowing base facility – UOB	60,000	N/A	N/A	N/A	N/A	N/A
$106m facility	N/A	(8,856)	—	(6,642)	106,275	—
$100m facility(1)	N/A	N/A	15,000	(90,000)	75,000	—
$84m facility	N/A	(6,240)	15,825	(22,065)	68,575	—
$50m FFA margin facility(2)	N/A	N/A	N/A	N/A	N/A	N/A
$40m facility	40,000	(1,245)	N/A	N/A	N/A	N/A
$39m facility	N/A	(3,339)	—	(12,889)	9,550	(3,338)
Total Credit Facilities	$154,000	$(309,064)	$30,825	$(438,401)	$641,435	$(622,085)
Loan from non-related party PMSI Loan(1)	N/A	(5,429)	—	(558)	462	(390)
Total loan from non-related party	N/A	(5,429)	—	(558)	—	(390)
Sale and lease-back
AVIC:(3) Hafnia Aventurine, Hafnia Andesine	N/A	(38,482)	—	(3,275)	N/A(4)	N/A(4)
CMB – Fixed rate: Hafnia Axinite, Hafnia Ammolite, Hafnia Azurite, Hafnia Amessi, Hafnia Aquamarine	93,030	(4,310)	N/A	N/A	N/A	N/A
CMB – Old:(3) Hafnia Axinite, Hafnia Ammolite, Hafnia Azurite, Hafnia Saiph, Hafnia Sceptrum	—	(52,058)	—	(52,100)	N/A(4)	N/A(4)
CSSC:(5) Hafnia Topaz, Hafnia Tourmaline, Hafnia Tanzanite, Hafnia Alabaster, Hafnia Aragonite, Hafnia Achroite(4)	N/A	(10,067)	—	(9,201)	N/A(4)	N/A(4)
Doun Kisen: Hafnia Africa	—	(2,089)	—	(1,953)	—	(1,849)
ICBCL: Hafnia Excel, Hafnia Exceed, Hafnia Excellence, Hafnia Executive, Hafnia Expedite, Hafnia Experience, Hafnia Excelsior, Hafnia Express, Hafnia Precision, Hafnia Pride, Hafnia Prestige, Hafnia Providence	—	(29,580)	413,182	(27,730)	N/A	N/A
ICBCL:(3) Hafnia Adamite, Hafnia Almandine, Hafnia Amazonite, Hafnia Amber	N/A	(72,040)	—	(6,242)	N/A(4)	N/A(4)
Ocean Yield: Hafnia Aronaldo, Hafnia Azotic, Hafnia Turquoise(6)	—	(31,480)	—	(3,655)	N/A(4)	N/A(4)
Jiangsu Financial Leasing Sky:(3) Hafnia Viridian, Hafnia Violette, Hafnia Sirius, Hafnia Sky	—	(2,616)	—	(7,231)	N/A(4)	N/A(4)
Skaatholmen Shipping:(7) Hafnia Artic & Hafnia Asia	—	(21,875)	—	(2,814)	—	(2,929)
Yong Sheng Shipping: Hafnia Australia	—	(1,939)	—	(1,888)	—	(1,832)
SBI:(3) Hafnia Spica, Hafnia Sol	—	N/A	—	(56,269)	N/A(4)	N/A(4)
SBI:(8) Chem Spark, Chem Stellar	—	(4,773)(9)	—	(4,154)	N/A(4)	N/A(4)
SPDBFL:(3) Hafnia Amethyst, Hafnia Ametrine, Hafnia Amessi, Hafnia Aquamarine	—	(72,875)	—	(5931)	N/A(4)	N/A(4)
Total sale and lease-back liabilities	$93,030	$(344,184)	$413,182	$(182,443)	—	$(6,610)

IFRS 16 lease liabilities	Additional lease liabilities recognised	Repayments(10)	Additional lease liabilities recognised	Repayments(10)	Additional lease liabilities recognised	Repayments(10)
Basset	—	(3,568)	—	(3,411)	—	(2,940)
Beagle	3,082	(3,669)	—	(3,515)	—	(3,039)
Boxer	—	(3,636)	—	(3,476)	—	(3,001)
Bulldog	—	(3,541)	—	(3,386)	—	(3,237)
Clearocean Ginkgo	3,701	(3,377)	—	(3,387)	6,550	(303)
Clearocean Milano	3,622	(3,309)	—	(3,322)	6,420	(584)
Dee4 Larch	1,447	(3,290)	—	(3,237)	6,558	(131)
Kamome Victoria	—	(3,032)	—	(2,966)	9,087	(425)
Karimata	—	(4,178)	—	(3,994)	—	(3,445)
Orient Challenge	—	(3,104)	—	(2,946)	—	(2,804)
Orient Innovation	—	(3,092)	—	(2,934)	—	(2,791)
Peace Victoria	—	(3,953)	2,023	(3,688)	7,611	(113)
Sunda	—	(4,220)	—	(4,035)	—	(3,484)
Tectus(9)	N/A	N/A	—	(578)	—	(2,315)
Total IFRS 16 lease liabilities	$11,852	$(45,969)	$2,023	$(44,875)	$36,226	$(28,612)
(1)	These facilities have been repaid, refinanced or cancelled and are as at the date of this Registration Statement no longer in place.
(2)
This facility has been drawn and repaid on an ongoing basis to support FFA trading margin requirements throughout 2023. As this facility is directly linked to the FFA margin trading account with DBS, any drawdowns are automatically netted at DBS with no cashflow impact to Hafnia on an operational basis unless in the event of a margin call.

(3)	As at the date of this Registration Statement, we have divested or refinanced all vessels under these SLBs, and therefore, these SLBs are no longer in place.
(4)
These sale and lease-back arrangements were entered into in CTI prior to the completion of the CTI Transaction which was completed in early 2022. Therefore, we have not included any drawdowns or repayments on these sale and lease-back arrangements in 2021.

(5)
We have refinanced Hafnia Achroite, Hafnia Alabaster and Hafnia Aragonite in February and March 2024 and as at the date of this Registration Statement, this SLB only relates to Hafnia Topaz, Hafnia Tourmaline and Hafnia Tanzanite.

(6)	We have refinanced Hafnia Turquoise in 2023 and as at the date of this Registration Statement, this SLB only relates to Hafnia Aronaldo and Hafnia Azotic.
(7)	We have divested Hafnia Arctic, and therefore, as at the date of this Registration Statement, this SLB only relates to Hafnia Asia.
(8)	We have sold these vessels in a back-to-back transaction.
(9)
We transferred the legal title to these vessels in 2023 but the vessels were deemed to be sold in 2022. Repayment of lease liabilities relating to these vessels in 2023 did not affect our cash flow as the buyer paid the funds to extinguish the liabilities directly to the lessor.

(10)	Repayments for IFRS 16 lease liabilities included in the above table are exclusive of interest on lease liabilities.
(11)	This vessel has been redelivered to its owner.
Significant non-cash transactions
On January 27, 2022, we acquired the CTI Fleet through the acquisition of CTI by way of issuance of new shares together with transfer of existing treasury shares. The acquisition was accounted for as an asset acquisition that did not constitute a business.
In exchange for all outstanding shares in CTI, CTI’s shareholders received a total of 99,199,394 common shares comprising 92,112,691 newly issued shares and 7,086,703 treasury shares. The fair value of CTI’s net assets acquired was assessed at $221.1 million. The effects of the CTI Transaction resulted in increases of our assets, liabilities and equity by $943.0 million, $721.9 million and $221.1 million respectively.
Financing Arrangements
We finance our operations through secured credit facilities and sale and lease-back arrangements. See the below section “Sale and lease-back” for additional information on the sale and lease-back arrangements we have entered into.
We have entered into credit facilities in a number of our subsidiaries. Additionally, our joint venture companies have entered into credit facilities. We do not recognise the debt of our joint venture companies on our balance sheet as they have been equity accounted, but we have a 50% interest in the debt through our equity ownership of the joint ventures. See below “Hafnia Credit Facilities” for the credit facilities entered into by

Hafnia and wholly-owned subsidiaries and “Joint Venture Credit Facilities” for the credit facilities entered into by our joint ventures. We refer to Note 21 and Note 23 of our Consolidated Financial Statements included in Item 17 of this Registration Statement for further details on our secured credit facilities, sale and lease-back liabilities, and IFRS 16 lease liabilities and to Note 13 and 14 for additional information about our joint ventures.
Our debt and lease financing agreements may additionally require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, maximum leverage ratios, loan-to-value ratios and collateral maintenance, informational requirements, including the delivery of quarterly and annual financial statements and annual projections, and restrictive covenants, including maintenance of adequate insurances; compliance with laws (including environmental); maintenance of flag and class of the vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants. Furthermore, our debt and lease financing agreements contain customary events of default, including cross-default provisions, as well as subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in our business.
Hafnia Credit Facilities
As at December 31, 2023, our outstanding liability under the Hafnia Credit Facilities was $579.7 million.
The table below gives an overview of our term loan facilities and revolving credit facilities as at December 31, 2023 and December 31, 2022:
Credit Facility(1)	Maturity Date	Total outstanding debt as at December 31, 2023(2)	Total outstanding debt as at December 31, 2022(2)
In thousands of U.S. dollars
MUSD 473 Facility	September 29, 2026	$116,089	$197,711
MUSD 374 Facility	March 31, 2028	N/A	190,788
MUSD 303 Facility	February 28, 2029	N/A	N/A
MUSD 216 Facility	October 2, 2026(3)	143,850	159,825
MUSD 175 Facility – Citi	Renewable semi-annually(4)	53,000	N/A
MUSD 175 Facility – UOB	Renewable semi-annually(4)	60,000	N/A
MUSD 106 Facility	March 31, 2025	90,777	99,633
MUSD 84 Facility	December 31, 2026 (term loan) and December 31, 2023 (revolving credit facility)	56,095	62,335
MUSD 50 FFA Facility	Renewable semi-annually(4)	2,336	N/A
MUSD 50 receivables purchase facility	No longer in place	N/A	N/A(5)
MUSD 40 Facility	January 26, 2029	38,754	N/A
MUSD 39 Facility	November 24, 2025	18,801	22,139
PMSI loan	No longer in place	N/A	5,253
Total debt under the credit facilities		$579,702	$737,684
(1)	The table does not include any “loans” received from suppliers that constitute or have the function of deferred payment terms.
(2)
The balances set forth in the table above reflect the principal outstanding due under each facility as at the specified date and does not reflect any (i) unamortised deferred financing fees or other fees, (ii) discounts/premiums, or (iii) deposits or any other amounts not a part of the principal outstanding amount.

(3)	October 2, 2026 is the latest vessel tranche’s maturity date for this facility.
(4)
These facilities were partially drawn as at December 31, 2023. For the borrowings under these facilities, we are obligated to either roll over into a new loan under the facility in question or repay the loan within the relevant term. Undrawn portions of these facilities were uncommitted as at December 31, 2023 and as at the date of this Registration Statement remain uncommitted. An uncommitted facility is a facility where the lenders have no legal obligation to provide a loan but can elect to do so at their discretion.

(5)
This facility was a receivables purchase facility where funds were continuously recycled, therefore the outstanding debt as at December 31, 2022 is not an accurate reflection of this facility’s impact or our debt under credit facilities. The facility has been accounted for as ‘other payables’ and trade receivables with a sum of $41m as at December 31, 2022.

Each of the Hafnia Credit Facilities bears a floating interest comprised of applicable SOFR (term SOFR, daily SOFR or daily non-cumulative compounded SOFR, as applicable) and a margin.

Credit facilities
Find below detailed descriptions of each of our current term loan and revolving credit facilities. The facilities are listed with the largest credit facilities first.
MUSD 473 Facility
On September 24, 2019, our wholly-owned subsidiaries Hafnia Tankers Shipholding Singapore Pte. Ltd., Hafnia Tankers Shipholding Alpha Pte. Ltd., Hafnia Tankers Shipholding Denmark 1 ApS (subsequently merged into our wholly-owned subsidiary Hafnia Tankers ApS), and Hafnia Tankers Singapore Sub-Holding Pte. Ltd. entered into a $473 million senior secured term loan and revolving credit facility (the “MUSD 473 Facility”) with a syndicate comprising of ABN Amro, BNP Paribas, Credit Agricole, Danske Bank, Danish Ship Finance ING Bank, Nordea, Oversea-Chinese Banking Corporation, Skandinaviska Enskilda Banken AB, and Standard Chartered Bank with Nordea as facility agent, for the purpose of refinancing two existing facility agreements. The MUSD 473 Facility consists of two tranches of which Tranche A is a $413 million term loan facility (the “2019 Term Loan”) and Tranche B is a $60 million revolving credit facility (the “2019 RCF”).
The MUSD 473 Facility has a term of seven years from the date of first drawdown of the loan. The MUSD 473 Facility bears an interest rate of daily non-cumulative compounded SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity. The first drawdown was made on September 30, 2019 and therefore the facility will expire on September 29, 2026.
As at December 31, 2023, the outstanding amount under MUSD 473 Facility was $116.09 million consisting of $116.09 million from the 2019 Term Loan and the 2019 RCF has remained undrawn.
MUSD 374 Facility
On March 22, 2021, our wholly-owned subsidiary Hafnia SG Pte Ltd. entered into a $374 million senior secured term loan and revolving credit facility (the “MUSD 374 Facility”) with a syndicate comprising ABN Amro, BNP Paribas, DBS Bank, ING Bank, IYO Bank, Oversea-Chinese Banking Corporation, Skandinaviska Enskilda Banken AB, Société Générale, Standard Chartered Bank and United Overseas Bank with Standard Chartered Bank as facility coordinator and agent. The MUSD 374 Facility has a term of seven years and consists of a $274.1 million term loan facility (the “2021 Term Loan”) and a $100.0 million revolving credit facility (the “2021 RCF”). The MUSD 374 Facility was set up through the refinancing of existing facilities of MUSD 676 and MUSD 192 facilities.
The MUSD 374 Facility bears an interest rate of daily non-cumulative compounded SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity. The MUSD 374 Facility has a sustainability margin adjustment mechanism that depends on our continuous improvement in certain emissions-related key performance indicators (KPIs) including a Fleet Sustainability Score determined by Annual Efficiency Ratio Values and the Compliance with SOx Cap Regulations for all Hafnia-owned ships, in which it enjoys a discount on the margin of up to 0.05% if sustainability targets are met or a premium on the margin of up to 0.025% if sustainability targets are not met.
As at December 31, 2023, there was no outstanding amount under MUSD 374 Facility as the 2021 Term Loan was fully repaid on September 30, 2023 and the 2021 RCF has remained undrawn.
MUSD 303 Facility
On August 30, 2023, our wholly-owned subsidiary Hafnia SG Pte. Ltd entered into a $303 million amortizing revolving credit facility (the “MUSD 303 Facility”) with a syndicate of banks including BNP Paribas, Citibank, Danske Bank, DBS Bank, IYO Bank, Nordea Bank, Oversea-Chinese Banking Corporation and Standard Chartered Bank for the purpose of refinancing existing debt and new vessel acquisitions. The MUSD 303 Facility will mature in February 28, 2029. As at December 31, 2023, we have not drawn on this facility.
The MUSD 303 Facility bears an interest rate of daily non-cumulative compounded SOFR plus a margin depending on the level of utilisation of the revolving credit facility. The MUSD 303 Facility has an annual sustainability margin adjustment mechanism with DNV providing the second party opinion on key performance indicators (KPIs) such as emissions-related key performance indicators (KPIs) including a Fleet Sustainability

Score determined by Annual Efficiency Ratio Values of all Hafnia-owned ships and relative share of chemical cargoes carried by the Group in which it enjoys a discount on the margin of up to 0.05% if sustainability targets are met or a premium on the margin of up to 0.05% if sustainability targets are not met.
As at December 31, 2023, the MUSD 303 Facility has remained undrawn.
MUSD 216 Facility
On January 10, 2019, our wholly-owned subsidiary Hafnia SG Pte. Ltd. entered into a $216 million senior secured term loan facility (the “MUSD 216 Facility”) with a syndicate of banks including Nordea, BNP, OCBC, Société Générale, Standard Chartered Bank and United Overseas Bank, for the purpose of financing six LR2 newbuilds. The MUSD 216 Facility has a term of seven years from the drawdown date for the Tranche A Facility and five years from the drawdown date for the Tranche B Facility. As at December 31, 2019, all six LR2 newbuilds have been delivered with the Tranche A Facility fully drawn down.
On March 18, 2022, we (through our subsidiary Hafnia SG Pte. Ltd.) successfully upsized the MUSD 216 Facility with a new two-year tenor revolving credit facility tranche of $70 million (“Tranche C”). The tranche is non-amortizing. Two lenders from the existing facility participated in Tranche C. Tranche C was cancelled as at November 14, 2023.
The MUSD 216 Facility Tranche A and B bear an interest rate of daily non-cumulative compounded SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity. The MUSD 216 Facility Tranche C bear an interest rate of daily non-cumulative compounded SOFR plus a margin until maturity or cancellation.
As at December 31, 2023, the outstanding amount under Tranche A of the MUSD 216 Facility was $143.85 million while Tranche B has been fully repaid.
MUSD 175 Facility – Citi
On January 20, 2023, our wholly owned subsidiary Hafnia Pools Pte. Ltd. entered into an uncommitted $175 million borrowing base facility (the “MUSD 175 Facility – Citi”) with Citibank N.A, Singapore branch to finance its receivables – freight, demurrage and freight-in-transit for the LR2 and LR1 pools. The MUSD 175 Facility – Citi has a tenor of six months and is renewable every 6 months. The undrawn portion of the facility remains uncommitted until drawn. This means that the lender does not have a legal obligation to provide loans under the facility but that the terms and conditions of the facility will apply if the facility is drawn. The drawn debt is used to provide back-to-back working capital loans to pool participants in the LR2 and LR1 pools subject to receipt of eligible transaction security. The MUSD 175 Facility – Citi bears an interest rate of 1 month term SOFR plus a margin.
As at December 31, 2023, the outstanding amount under the MUSD 175 Facility – Citi was $53.00 million.
MUSD 175 Facility - UOB
On February 24, 2023, our wholly-owned subsidiary Hafnia Pools Pte. Ltd. entered into an uncommitted $175 million borrowing base facility (the “MUSD 175 Facility – UOB”) with United Overseas Bank Limited to finance its receivables – freight, demurrage and freight-in-transit for the MR and Handy pools. The MUSD 175 Facility – UOB has a tenor of six months and is renewable every 6 months. The undrawn portion of the facility remains uncommitted until drawn. This means that the lender does not have a legal obligation to provide loans under the facility but that the terms and conditions of the facility will apply if the facility is drawn. The drawn debt is used to provide back-to-back working capital loans to pool participants in the MR and Handy pools subject to receipt of eligible transaction security. The facility contains an accordion clause which can increase the facility by up to $75.0 million upon exercise. As at December 31, 2023, this option has not been exercised.
The MUSD 175 Facility – UOB bears an interest rate of 1 month term SOFR plus a margin.
As at December 31, 2023, the outstanding amount under the MUSD 175 Facility – UOB was $60.00 million.
MUSD 106 Facility
On December 17, 2021, our wholly-owned subsidiary Hafnia SG Pte. Ltd. entered into a $106 million senior secured loan facility (the “MUSD 106 Facility”) with Danish Ship Finance to refinance six of its existing

MR vessels under a MUSD 266 facility. The MUSD 106 Facility’s term loan tranche has been fully drawn down. The MUSD 106 Facility has a tenor of three years and will mature on March 31, 2025.
The MUSD 106 Facility bears an interest rate of daily non-cumulative compounded SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity. The MUSD 106 Facility contains a most favoured nation clause applicable to certain terms including security package requirements, covenants and events of default.
As at December 31, 2023, the outstanding amount under the MUSD 106 Facility was $90.78 million.
MUSD 84 Facility
On December 17, 2021, our wholly-owned subsidiary Hafnia SG Pte. Ltd. entered into an $84 million senior secured loan facility (the “MUSD 84 Facility”) with SEB, Singapore Branch to refinance four of its existing MR vessels under a MUSD 266 facility. The MUSD 84 Facility has been fully drawn down. The facility consists of a term loan tranche of $68.6 million and a revolving credit facility tranche with commitment of $15.9 million. The term loan and revolving credit facility tranche has a five- and two-year tenor, respectively.
The MUSD 84 Facility term loan tranche bears an interest rate of daily non-cumulative compounded SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity. The MUSD 84 Facility revolving credit facility tranche bore an interest rate of daily non-cumulative compounded SOFR plus a margin.
As at December 31, 2023, the outstanding amount under the term loan under the MUSD 84 Facility was $56.10 million, while the revolving credit facility has been cancelled as of September 29, 2023.
MUSD 50 FFA Margin Facility
On August 18, 2023 our wholly-owned subsidiary Hafnia Pools Pte. Ltd. entered into a $50 million uncommitted FFA margin facility (the “MUSD 50 FFA Margin Facility”) agreement with DBS Bank for the purpose of facilitating FFA trading and funding of the margins.
The MUSD 50 FFA Margin Facility bears an interest rate of daily SOFR plus a margin.
As at December 31, 2023, the outstanding amount under the MUSD 50 FFA Margin Facility was $2.34 million.
MUSD 40 Facility
On July 18, 2023, our wholly-owned subsidiary Hafnia SG Pte. Ltd. entered into a $40 million senior secured loan facility (the “MUSD 40 Facility”) with NTT Leasing Singapore to refinance two of its existing Handy vessels from a sale and lease-back arrangement with AVIC. The MUSD 40 Facility has been fully drawn down. The MUSD 40 Facility has a tenor of five and a half years and will mature on January 26, 2029.
The MUSD 40 Facility bears an interest rate of 3 month term SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity.
As at December 31, 2023, the outstanding amount under the MUSD 40 Facility was $38.76 million.
MUSD 39 Facility
On January 8, 2019, our wholly-owned Hafnia SG Pte. Ltd. entered into a $30 million unsecured term loan (the “MUSD 30 Facility”) with SEB, Singapore Branch for the purpose of financing general working capital purposes. The MUSD 30 Facility had a term of one year with a final maturity date of December 31, 2019. In January 2020, we extended the MUSD 30 Facility by 15 months, with the revised maturity date being in April 2021.
On November 17, 2020, this facility was refinanced, amended, and restated to a $39 million term loan and revolving credit facility (the “MUSD 39 Facility”), with a revised tenor of five years and a maturity date in November 2025. The term loan tranche amounts to $29.6 million while the revolving credit facility commitment amounts to $9.6 million.
The MUSD 39 Facility bears an interest rate of daily non-cumulative compounded SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity.

As at December 31, 2023, the loan outstanding under the MUSD 39 Facility was $18.80 million and the revolving credit tranche remains committed and undrawn.
Financial covenants – Hafnia Credit Facilities
The Hafnia Credit Facilities contain certain financial covenants that the relevant borrower must comply with. As at the date of this Registration Statement, we are in compliance with all financial covenants under Hafnia Credit Facilities. See below a description of the financial covenants in the Hafnia Credit Facilities.
Minimum Security Value
For the MUSD 473, 374, 303, 216, 106, 84, 40 and 39 Facilities, the minimum security value covenant requires that the fair market value of the security vessels equates to or is higher than 125% of the outstanding loan amount and, if applicable, the undrawn RCF, with respect to each loan (to be measured on a semi-annual basis in June 30 and December 31 of each financial year).
The aggregate fair market value of the security vessels with respect to each loan facility as at December 31, 2023 is as set out in the table below.
Loan facility	Aggregate fair market value (December 31, 2023)
MUSD 473 Facility	376.1% of the outstanding loan amount
MUSD 374 Facility	749.0% of the outstanding loan amount
MUSD 303 Facility	195.2% of the outstanding loan amount
MUSD 216 Facility	314.7% of the outstanding loan amount
MUSD 106 Facility	259.8% of the outstanding loan amount
MUSD 84 Facility	273.6% of the outstanding loan amount
MUSD 40 Facility	184.5% of the outstanding loan amount
MUSD 39 Facility	270.7% of the outstanding loan amount
For the MUSD 473 Facility, MUSD 374 Facility, MUSD 303 Facility, MUSD 216 Facility, MUSD 175 Facility – Citi, MUSD 175 Facility – UOB, MUSD 106 Facility, MUSD 84 Facility, MUSD 50 FFA Margin Facility, MUSD 40 Facility, MUSD 39 Facility, we (as a group) as a guarantor are required to comply with the following financial covenants:
•	we must ensure that our adjusted equity ratio is equal to or higher than 25%;
•	we must ensure that our adjusted equity is equal to or more than $350 million; and
•	we must ensure that our cash and cash equivalents under the facilities is at all times more than $60 million, of which $30 million may consist of credit lines.
For the MUSD 50 FFA Margin Facility, there is an additional covenant of fair market value of vessels less total secured borrowing to total unsecured borrowing ratio is less than 2.
Under the Hafnia Credit Facilities, the financial covenants set out above will be tested with respect to each credit facility as at June 30 and December 31 of each financial year.
Adjusted equity ratio is adjusted equity expressed as a percentage of the sum of liabilities and adjusted equity. Adjusted equity is the total shareholders’ equity as presented in our consolidated financial statements after adjusting the vessels’ values to their fair market values. Cash and cash equivalents are as presented in our consolidated financial statements.
As at December 31, 2023, our adjusted equity ratio was 68.7%, our adjusted equity was $3,700.0 million and the cash and cash equivalents and the available credit line was $462.6 million.
Security – Hafnia Credit Facilities
Our Hafnia Credit Facilities and future credit facilities may be secured by the following items:
•	a first priority mortgage over the relevant collateralised vessels;
•	a first priority assignment of earnings, insurances and long-term charters from the mortgaged vessels for the specific facility;

•	an account pledge for the specific facility;
•	a pledge of the equity interests of each vessel-owning subsidiary under the specific facility; and
•	a guarantee from us or from our subsidiaries.
See the below overview of the security granted under the Hafnia Credit Facilities and see the below additional description of the security granted under the Hafnia Credit Facilities.
Credit facility	Mortgage over vessel(s)	Assignment of earnings, insurances, and long-term charters	Account pledge(s)	Pledge(s) of equity interests.	Guarantee
MUSD 473 Facility	Yes	Yes	—	Yes	Yes
MUSD 374 Facility	Yes	Yes	—	—	Yes
MUSD 303 Facility	Yes	Yes	—	—	Yes
MUSD 216 Facility	Yes	Yes	—	—	Yes
MUSD 175 Facility – Citi	—	—	Yes	—	Yes
MUSD 175 Facility - UOB	—	—	Yes	—	Yes
MUSD 106 Facility	Yes	Yes	—	—	Yes
MUSD 84 Facility	Yes	Yes	—	—	Yes
MUSD 50 FFA Margin Facility	—	—	Yes	—	Yes
MUSD 40 Facility	Yes	Yes	—	—	Yes
MUSD 39 Facility	Yes	Yes	—	Yes	Yes
We, Hafnia Limited, have provided a parent guarantee under all Hafnia Credit Facilities in place as at the date of this Registration Statement.
Please find below an overview of the vessels with a first priority mortgage under the Hafnia Credit Facilities as at the date of this Registration Statement. In each case where a vessel has been collateralised, the mortgage is supplemented by an assignment of earnings, insurances, and long-term charters (charters exceeding 12 months) for the relevant vessel(s).
Credit facility	Collateralised vessels
MUSD 473 Facility
Hafnia Bering, Hafnia Malacca, Hafnia Soya, Hafnia Sunda, Hafnia Torres, Hafnia Ane, Hafnia Crux, Hafnia Daisy, Hafnia Henriette, Hafnia Kirsten, Hafnia Lene, Hafnia Leo, Hafnia Libra, Hafnia Lise, Hafnia Lotte, Hafnia Lupus, Hafnia Phoenix, Hafnia Taurus, Hafnia Mikala

MUSD 374 Facility	Hafnia Kallang, Hafnia Nile, Hafnia Tagus, Hafnia Yarra, BW Bobcat, Hafnia Cheetah, Hafnia Cougar, BW Egret, BW Falcon, BW Jaguar, Hafnia Leopard, Hafnia Lioness, Hafnia Panther, Hafnia Tiger
MUSD 303 Facility(1)
Hafnia Almandine, Hafnia Amber, Hafnia Amethyst, Hafnia Ametrine, Hafnia Amazonite, Hafnia Adamite, Hafnia Turquoise, Hafnia Atlantic, Hafnia Pacific, Hafnia Achroite, Hafnia Alabaster, Hafnia Aragonite, Hafnia Viridian, Hafnia Violette, Hafnia Valentino

MUSD 216 Facility	Hafnia Despina, Hafnia Galatea, Hafnia Larissa, BW Neso, Hafnia Thalassa, Hafnia Triton
MUSD 106 Facility	Hafnia Myna, BW Osprey, Hafnia Petrel, Hafnia Raven, Hafnia Swift, BW Wren
MUSD 84 Facility	Hafnia Eagle, Hafnia Hawk, BW Kestrel, BW Merlin
MUSD 40 Facility	Hafnia Andesine, Hafnia Aventurine
MUSD 39 Facility	Hafnia Andrea, Hafnia Caterina
(1)
The first priority mortgages for Hafnia Achroite, Hafnia Alabaster, Hafnia Aragonite, Hafnia Viridian, Hafnia Violette and Hafnia Valentino under the MUSD 303 Facility are expected to be completed by April 1, 2024.

Please find below an overview of the Hafnia Credit Facilities as at the date of this Registration Statement which have an account pledge of the borrower for the specific credit facility and additional description of the account pledges.
Credit facility	Account Pledge of Borrower
MUSD 175 Facility – UOB	Hafnia Pools Pte. Ltd. has provided four account pledges with floating charges to UOB for two operating and two collections accounts on behalf of the Handy and MR pools.
MUSD 175 Facility – Citi	Hafnia Pools Pte. Ltd. has provided two account pledges with floating charges to Citi for two collections accounts on behalf of the LR1 and LR2 pools.
MUSD 50 FFA Facility	Hafnia Pools Pte. Ltd. has provided two account pledges with floating charges to DBS for one current account and one term deposit account as cash collateral.

In two of the Hafnia Credit Facilities, a pledge has been granted over the equity interest of the vessel owning subsidiary or subsidiaries:
Credit facility	Pledge of equity interest of vessel owning subsidiary
MUSD 473 Facility	Pledges have been granted over the shares in Hafnia Tankers Shipholding Alpha Pte. Ltd., Hafnia Tankers Shipholding Singapore Pte. Ltd., Hafnia Tankers Singapore Sub-Holding Pte. Ltd.
MUSD 39 Facility	Pledges have been granted over the shares in Hafnia One Pte. Ltd.
Joint Venture Credit Facilities
As at December 31, 2023, the outstanding liability under the facilities in our joint ventures was $286.2 million and our interest herein was $143.1 million through our 50% ownership of each of the joint ventures.
The table below gives an overview of the joint ventures’ credit facilities as at December 31, 2023 and December 31, 2022:
Credit Facility	Maturity Date	Total outstanding debt as at December 31, 2023(1)	Total outstanding debt as at December 31, 2022(1)
In thousands of U.S. dollars
MUSD 111 Facility Vista Joint Venture	Twelve years after drawdown (last tranche on September 30, 2032)	$82,788	$90,188
MUSD 89.6 Facility Vista Joint Venture	Ten years after drawdown (last tranche on May 22, 2033)	86,306	N/A
MUSD 88.5 Facility Vista Joint Venture	Seven years after drawdown (last tranche on February 28, 2024)	43,635	N/A
MUSD 52 Facility Vista Joint Venture	Twelve years after drawdown (last tranche on July 21, 2031)	34,123	40,577
MUSD 23 Facility Andromeda Joint Venture	Seven years after drawdown (last tranche on December 29, 2028)	20,580	20,580
MUSD 22 Facility Andromeda Joint Venture	July 27, 2026	18,785	20,258
Total debt under the Joint Venture Credit Facilities		$286,217	$171,603
50% of total debt (corresponding to our interest in the debt under the Joint Venture Credit Facilities)		$143,109	$85,802
(1)
The balances set forth in the table above reflect the principal outstanding due under each facility as at the specified date and does not reflect any (i) unamortised deferred financing fees or other fees, (ii) discounts/premiums, (iii) deposits or any other amounts not a part of the principal outstanding amount.

Each of the Joint Venture Credit Facilities bears a floating interest comprised of applicable SOFR (term SOFR, daily SOFR or daily non-cumulative compounded overnight SOFR, as applicable) and a margin.
Credit facilities
Find below detailed descriptions of each of the credit facilities obtained in our joint ventures. The facilities are listed with the largest credit facilities first.
MUSD 111 Facility
On July 19, 2019, Vista Shipholding III, IV, V and VI Limited (part of our Vista Joint Venture) entered into a $111 million senior secured term loan facility with a syndicate of banks including KFW, OCBC, and Société Générale (Hong Kong) to finance the delivery of four LR1 vessels between 2019 and 2021 (the “MUSD 111 Facility”). The facility is backed by Sinosure. The facility has a maturity date falling 12 years after drawdown. On August 7, 2020, the Vista entities were redomiciled into Singapore entities (now being Vista Shipholding III, IV, V, VI Pte. Ltd.). The MUSD 111 Facility contains a most favoured nation clause applicable to certain terms including financial covenants, cross default and creditor process provisions.
The MUSD 111 Facility bears an interest rate of daily non-cumulative compounded SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity.
As at December 31, 2023, our loan outstanding on this facility amounted to $41.39 million (equal to 50% of total loan outstanding of $82.8 million).

MUSD 89.6 Facility
On December 22, 2022, Vista Shipholding VII Pte. Ltd. and Vista Shipholding VIII Pte. Ltd. (part of our Vista Joint Venture with CSSC) entered into a $89.6 million senior secured term loan facility with Standard Chartered Bank (Singapore) Limited and Oversea-Chinese Banking Corporation Limited as lenders to finance the delivery of the first two LR2 vessels (the “MUSD 89.6 Facility”). The MUSD 89.6 Facility has been fully drawn down and matures ten years after drawdown. The MUSD 89.6 Facility has a sustainability margin adjustment mechanism in which it enjoys a discount on the margin of up to 0.05% if sustainability targets including emissions-related Fleet Annual Efficiency Ratio Values determined by Annual Efficiency Ratio Values and Fleet SOx Emissions Intensity targets are met for the mortgaged vessels and a premium on the margin of up to 0.05% if sustainability targets are not achieved. The MUSD 89.6 Facility contains a most favoured nation clause applicable to certain terms including financial covenants, cross default and creditor process provisions.
The MUSD 89.6 Facility bears an interest rate of 3 month Term SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity.
As at December 31, 2023, our loan outstanding on this facility amounted to $43.15 million (equal to 50% of total loan outstanding of $86.31 million).
The facility is secured by the 2 LR2 vessels, a guarantee from us and a guarantee from CSSC (each of these guarantees limited to up to 50% of any amounts owed by the borrowers to the lenders from time to time).
MUSD 88.5 Facility
On October 13, 2023, Vista Shipholding IX Pte. Ltd. and Vista Shipholding X Pte. Ltd. (part of our Vista Joint Venture with CSSC) entered into a $88.5 million senior secured term loan facility with Oversea-Chinese Banking Corporation Limited and Bank of China (Hong Kong) Limited as lenders to finance the delivery of two LR2 vessels (the “MUSD 88.5 Facility”). The MUSD 88.5 Facility has been drawn in two tranches; the first on October 31, 2023 and the second tranche on February 28, 2024. The MUSD 88.5 Facility will mature seven years after drawdown. The MUSD 88.5 Facility has a sustainability margin adjustment mechanism in which it enjoys a discount on the margin of up to 0.05% if sustainability targets including a Fleet Annual Efficiency Ratio determined by Annual Efficiency Ratio Values are met and a premium on the margin of up to 0.05% if sustainability targets are not achieved. The MUSD 88.5 Facility contains a most favoured nation clause applicable to certain terms including financial covenants, cross default and creditor process provisions.
The MUSD 88.5 Facility bears an interest rate of 3 month Term SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity.
As at December 31, 2023, our loan outstanding on this facility amounted to $21.82 million (equal to 50% of total loan outstanding of $43.64 million) for Hafnia Larvik which was delivered on October 31, 2023. The second vessel, Hafnia Lillesand, was delivered on February 28, 2024, where Vista Shipping X Pte. Ltd. drew down $44.25 million (50% of which equals to $22.13 million) on the MUSD 88.5 Facility.
The facility is secured by the two LR2 vessels, a guarantee from us and a guarantee from CSSC (each of these guarantees is limited to up to 50% of any amounts owed by the borrowers to the lenders from time to time).
MUSD 52 Facility
On July 26, 2018, Vista Shipholding I Limited and Vista Shipholding II Limited (part of our Vista Joint Venture) entered into a $52 million senior secured term loan facility with the Export-Import Bank of China to finance the delivery of two LR1 vessels (the “MUSD 52 Facility”). The facility has a maturity date falling 12 years after drawdown. On August 7, 2020, the Vista entities were redomiciled into Singapore entities (now being Vista Shipholding I Pte. Ltd. and Vista Shipholding II, Pte. Ltd.).
The MUSD 52 Facility bears an interest rate of daily SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity.
As at December 31, 2023, our loan outstanding on this facility amounted to $17.06 million (equal to 50% of total loan outstanding of $34.12 million).

MUSD 23 Facility
On December 27, 2021, Green Stars Shipping Limited (part of our Andromeda Joint Venture with Andromeda Shipholdings Ltd.) entered into a $23 million term loan facility (the “MUSD 23 Facility”) with a bank to finance the delivery of one MR vessel, PS Stars. The facility has a maturity date falling seven years after drawdown. The MUSD 23 Facility was fully drawn down on January 18, 2022. The MUSD 23 Facility contains a most favoured nation clause applicable to certain terms including financial covenants, cross default and creditor process provisions.
The MUSD 23 Facility bears an interest rate of daily non-cumulative compounded SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity.
As at December 31, 2023, our share of the bank borrowings outstanding under the facility was $10.29 million (equal to 50% of the total loan outstanding of $20.58 million).
MUSD 22 Facility
On July 22, 2021, Yellow Star Shipping Ltd. (part of our Andromeda Joint Venture with Andromeda Shipholdings Ltd.) entered into a $22 million term loan facility (the “MUSD 22 Facility”) with Crédit Agricole (London) to finance the delivery of one MR vessel, Yellow Stars. The facility has a maturity date falling five years after drawdown. The MUSD 22 Facility was fully drawn down on July 27, 2021. The MUSD 22 Facility contains a most favoured nation clause applicable to additional financial covenants or changes to existing financial covenants.
The MUSD 22 Facility bears an interest rate of daily non-cumulative compounded SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity.
As at December 31, 2023, our share of the bank borrowings outstanding under the facility was $9.39 million (equal to 50% of the total loan outstanding of $18.79 million).
Financial covenants – Joint Venture Credit Facilities
The Joint Venture Credit Facilities contain certain financial covenants that the relevant borrower must comply with. As at the date of this Registration Statement, we are in compliance with all financial covenants under the Joint Venture Credit Facilities. See below a description of the financial covenants in the Joint Venture Credit Facilities.
Minimum Security Value
The MUSD 111, 89, 88, 52, 23 and 22 Facilities contain a minimum security value covenant which require that the fair market value of the security vessels equates to or is higher than 125% (135% for the MUSD 22 Facility) of the outstanding loan amount with respect to each loan (to be measured on a semi-annual basis in June 30 and December 31 of each financial year).
The aggregate fair market value of the security vessels with respect to each loan facility as at December 31, 2023 is as set out in the table below.
Credit facility	Aggregate fair market value (December 31, 2023)
MUSD 111 Facility	247.8% of the outstanding loan amount
MUSD 89.6 Facility	213.8% of the outstanding loan amount
MUSD 88.5 Facility	211.4% of the outstanding loan amount
MUSD 52 Facility	293.8% of the outstanding loan amount
MUSD 23 Facility	250.9% of the outstanding loan amount
MUSD 22 Facility	264.8% of the outstanding loan amount

For the MUSD 111 Facility, MUSD 89 Facility, and MUSD 88 Facility, Hafnia as a guarantor is required to comply with the following financial covenants:
•	we must ensure that our adjusted equity ratio is equal to or higher than 25%;
•	we must ensure that our adjusted equity is equal to or more than $350 million; and
•	we must ensure that our cash and cash equivalents under the facilities is at all times more than $60 million, of which $30 million may consist of credit lines.
Under the Joint Venture Credit Facilities, the financial covenants set out above will be tested as at June 30 and December 31 of each financial year.
For the MUSD 52 Facility, the borrowers (Vista Shipholding I Pte. Ltd. and Vista Shipholding II Pte. Ltd.) are required to ensure that the aggregate of (1) the market values of the vessels (in the security package for the MUSD 52 Facility) and (2) the market value of any additional security is at all times equal to or greater than 125% of the loan.
The financial covenants set out above will be tested once as at December 31 in each year.
Security – Joint Venture Credit Facilities
Our Joint Venture Credit Facilities and future credit facilities in our joint ventures may be secured by the following items:
•	a first priority mortgage over the relevant collateralised vessels;
•	a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;
•	an account pledge of the vessel-owning subsidiary for the specific facility;
•	a pledge of the equity interests of each vessel owning subsidiary under the specific facility; and
•	a parent guarantee where the indebtedness is not taken at the level of the parent.
See the below overview of the security granted under the Joint Venture Credit Facilities and see the below additional description of the security granted under the Joint Venture Credit Facilities.
Credit facility	Mortgage over vessel(s)	Assignment of earnings, insurances, and long-term charters	Account pledge(s)	Pledge(s) of equity interests.	Guarantee
MUSD 111 Facility Vista Joint Venture	Yes	Yes	Yes	Yes	Yes
MUSD 89.6 Facility Vista Joint Venture	Yes	Yes	—	—	Yes
MUSD 88.5 Facility Vista Joint Venture	Yes	Yes	—	—	Yes
MUSD 52 Facility Vista Joint Venture	Yes	Yes	Yes	Yes	Yes
MUSD 23 Facility Andromeda Joint Venture	Yes	Yes	—	Yes	Yes
MUSD 22 Facility Andromeda Joint Venture	Yes	Yes	Yes	Yes	Yes

Please find below an overview of the vessels with a first priority mortgage for the specific credit facility under the Joint Venture Credit Facilities as at the date of this Registration Statement. In each case where a vessel has been collateralised, the mortgage is supplemented by an assignment of earnings, insurances, and long-term charters (charters exceeding 12 months) for the relevant vessel(s):
Credit facility	Collateralised vessels
MUSD 111 Facility	Hafnia Guangzhou, Hafnia Beijing, Hafnia Shenzhen, Hafnia Nanjing
MUSD 89.6 Facility	Hafnia Loire, Hafnia Languedoc
MUSD 88.5m Facility	Hafnia Larvik, Hafnia Lillesand
MUSD 52 Facility	Hafnia Hong Kong, Hafnia Shanghai
MUSD 23 Facility	PS Stars
MUSD 22 Facility	Yellow Stars
Please find below an overview of the Joint Venture Credit Facilities as at the date of this Registration Statement which have an account pledge under the specific credit facility.
Credit facility	Account Pledge
MUSD 111 Facility	Vista Shipping Pte. Ltd. has provided an account pledge with a floating charge on behalf of the four vessel-owning subsidiaries.
MUSD 52 Facility	Vista Shipholding I Pte. Ltd. and Vista Shipholding II Pte. Ltd. have provided an account pledge each with floating charges.
MUSD 22 Facility	Yellow Stars Shipping Ltd.
Under certain of the Joint Venture Credit Facilities, the security package includes a pledge of shares in the vessel-owning entities. Please find below an overview of the facilities under the Joint Venture Credit Facilities as at the date of this Registration Statement which have a pledge of the equity interests of each vessel owning subsidiary for the specific credit facility.
Credit facility	Pledge of equity interest of vessel owning subsidiary
MUSD 111 Facility	Pledges have been granted over the shares in Vista Shipholding III Pte. Ltd., Vista Shipholding IV Pte. Ltd., Vista Shipholding V Pte. Ltd., and Vista Shipholding VI Pte. Ltd.
MUSD 52 Facility	Pledges have been granted over the shares in Vista Shipholding I Pte. Ltd., and Vista Shipholding II Pte. Ltd.
MUSD 23 Facility	A pledge has been granted over the shares in Green Stars Shipping Ltd.
MUSD 22 Facility	A pledge has been granted over the shares in Yellow Stars Shipping Ltd.
Please find below an overview of the Joint Venture Credit Facilities as at the date of this Registration Statement where a guarantee has been provided by Hafnia Limited and the relevant joint venture partner to the lender:
Credit facility	Guarantor
MUSD 111 Facility	We (Hafnia Limited) and CSSC (Hong Kong) Shipping Company Limited have provided joint guarantees under this facility.
MUSD 89.6 Facility	We (Hafnia Limited) and CSSC (Hong Kong) Shipping Company Limited have provided equal several guarantees under this facility.
MUSD 88.5m Facility	We (Hafnia Limited) and CSSC (Hong Kong) Shipping Company Limited have provided equal several guarantees under this facility.
MUSD 52 Facility	We (Hafnia Limited) and CSSC (Hong Kong) Shipping Company Limited have provided joint guarantees under this facility.
MUSD 23 Facility	We (Hafnia Limited) and Andromeda Shipholdings Ltd have provided joint guarantees under this facility.
MUSD 22 Facility	We (Hafnia Limited) and Andromeda Shipholdings Ltd have provided joint guarantees under this facility.
Sale and lease-back
In addition to the above term loan and revolving credit facilities, we also finance our vessels through sale and lease-back arrangements (“SLB”) with a variety of lessors. Under an SLB, vessels are legally sold to external leasing houses and leased (bareboat chartered) back to us. These vessels are still recognised on our balance sheet, as the sale of the vessels to external leasing houses does not meet the criteria for sale as prescribed by IFRS.

As at the date of this Registration Statement, we have the following SLBs in place:
Vessel	Lessor	Delivery Date (to Lessor)	Charter Period / Expiry Date	Amount outstanding as at December 31, 2023(1)	Amount outstanding as at December 31, 2022(1)
In thousands of U.S. dollars
Hafnia Excel	ICBL	May 4, 2022	10-year charter period	$355,873	$385,453
Hafnia Exceed		April 26, 2022
Hafnia Excellence		March 16, 2022
Hafnia Executive		March 9, 2022
Hafnia Expedite		April 26, 2022
Hafnia Experience		June 14, 2022
Hafnia Excelsior		March 4, 2022
Hafnia Express		April 28, 2022
Hafnia Precision		June 9, 2022
Hafnia Pride		March 10, 2022
Hafnia Prestige		March 15, 2022
Hafnia Providence		March 14, 2022

Hafnia Africa	Doun Kisen Co., Ltd.	October 26, 2017	October 2029	14,492	16,410

Hafnia Australia	Yong Sheng Shipping Pte. Ltd.	February 14, 2018	February 2030	15,052	17,239

Hafnia Asia	Skaatholmen Shipping Ltd.	July 13, 2018	Seven years after initial drawdown	18,165	19,373

Hafnia Aronaldo	Ocean Yield ASA	June 1, 2015	15-year charter period	44,645	47,501
Hafnia Azotic		July 22, 2015

Hafnia Topaz	CSSC (HK)	July 29, 2021	10-year charter period	57,173	62,370
Hafnia Tourmaline		October 10, 2021
Hafnia Tanzanite		November 30, 2021

Hafnia Azurite	CMB Financial Leasing Co. Ltd.	March 8, 2023	10-year charter period	88,919	N/A
Hafnia Ammolite		March 13, 2023
Hafnia Axinite		April 19, 2023
Hafnia Amessi		March 6, 2023
Hafnia Aquamarine		March 10, 2023

SLBs no longer in place(1)		No longer in place	N/A	89,086	431,010
Total debt under the SLBs:				$683,405	$979,356
(1)
The above table includes only those of our SLBs which are in place as at the date of this Registration Statement. The category SLBs no longer in place thus contains the sum of outstanding amounts as at December 31, 2023 and December 31, 2022, respectively, for SLBs which are no longer in place as at the date of this Registration Statement. As at December 31, 2023, the sale and lease-back arrangements in this category relate to Hafnia Achroite, Hafnia Alabaster, Hafnia Aragonite, Hafnia Viridian and Hafnia Violette. As at December 31,2022, the sale and lease-back arrangements in this category relate to Hafnia Arctic, Hafnia Saiph, Hafnia Sceptrum, Hafnia Sirius, Hafnia Sky, Hafnia Sol, Hafnia Spark, Hafnia Spica, Hafnia Stellar, Hafnia Achroite, Hafnia Adamite, Hafnia Alabaster, Hafnia Almandine, Hafnia Amazonite, Hafnia Amber, Hafnia Amethyst, Hafnia Ametrine, Hafnia Andesine, Hafnia Aragonite, Hafnia Aventurine, Hafnia Turquoise, Hafnia Viridian and Hafnia Violette.

All of our SLBs contain purchase options which entitle us to repurchase the vessels at a predetermined time and price in accordance with the terms set out in the relevant bareboat charter. Additionally, all SLBs with the exception of the Doun Kisen SLB and the Ocean Yield SLB contain purchase obligations according to which we are required to repurchase the vessels at a predetermined time and price. See “Item 4. Information on the Company – Our Business – Bareboat and time charter-in portfolio – Purchase options” and “Item 4. Information on the Company – Our Business – Bareboat and time charter-in portfolio – Purchase obligations” for additional information on these purchase obligations and purchase options.

All SLBs bear a floating interest comprised of applicable term SOFR and a margin except for the CMB SLB and the Doun Kisen SLB which bear a fixed interest.
Sale and lease-back arrangements
See below further description of our sale and lease-back arrangements in place as at the date of this Registration Statement:
CMB | Hafnia Azurite, Hafnia Ammolite, Hafnia Axinite, Hafnia Amessi, Hafnia Aquamarine
In March 2023, we refinanced five Handy vessels, Hafnia Azurite, Hafnia Ammolite, Hafnia Axinite, Hafnia Amessi, and Hafnia Aquamarine, via sale and lease-back financing arrangements with CMB Financial Leasing Co. Ltd (“CMB”). The vessels were delivered to CMB on March and April 2023 and chartered back to us on 10-year bareboat charters. The SLB is cross-collateralised across the five vessels in the event of cross-default of any the vessels.
Charterhire, which is paid quarterly in arrears, includes a fixed repayment and interest amount.
As at December 31, 2023, the outstanding payments under these SLBs was $88.91 million.
CSSC (HK) | Hafnia Aragonite, Hafnia Alabaster, Hafnia Achroite, Hafnia Topaz, Hafnia Tourmaline, Hafnia Tanzanite
On January 28, 2021, our wholly-owned subsidiary Chemical Tankers, Inc. entered into an SLB with CSSC (HK) for six vessels. On February 3, 2021, Hafnia Aragonite, Hafnia Alabaster and Hafnia Achroite were delivered to CSSC (HK) with 10-year bareboat charters. On July 29, 2021, Hafnia Topaz was delivered to CSSC (HK) for a 10-year bareboat charter.
On October 10, 2021 and November 30, 2021, respectively, we repurchased Hafnia Tourmaline and Hafnia Tanzanite from their SLB with Ocean Yield ASA and delivered the vessels into the CSSC (HK) SLB.
The SLB was novated to Hafnia Chemical Tankers Pte. Ltd. on December 20, 2023 for Hafnia Aragonite, Hafnia Alabaster, Hafnia Achroite, Hafnia Topaz, Hafnia Tourmaline and Hafnia Tanzanite.
The SLB contains a most favoured nation clause applicable to changes to existing financial covenants.
Charterhire, which is paid quarterly in advance, includes a fixed repayment amount per vessel in addition to a quarterly adjustment calculated on prevailing 3 month Term SOFR rates plus a margin.
As at December 31, 2023, outstanding payments under these SLBs was $107.49 million.
In February and March 2024, we repurchased Hafnia Achroite, Hafnia Alabaster and Hafnia Aragonite and refinanced them under the MUSD 303 Facility.
Doun Kisen Co., Ltd. | Hafnia Africa
On October 26, 2017, we entered into an SLB with Doun Kisen Co., Ltd. for the sale and lease-back of the vessel Hafnia Africa. This SLB will expire in October 2029.
Charterhire, which is paid monthly in advance, includes a fixed repayment amount per vessel of approximately USD0.25m per month.
As at December 31, 2023, outstanding payments under these SLBs was $14.49 million.
ICBCL | Hafnia Excel, Hafnia Exceed, Hafnia Excellence, Hafnia Executive, Hafnia Expedite, Hafnia Excelsior, Hafnia Express, Hafnia Precision, Hafnia Pride, Hafnia Prestige, Hafnia Providence.
On February 28, 2022, in connection with our acquisition of 12 LR1 tankers from Scorpio as described in “Item 4. Information on the Company – A. History and Development of the Company – Recent Developments”, we and our wholly-owned subsidiary Hafnia Pools Pte. Ltd. entered into an SLB with ICBCL for the financing of the 12 LR1 product tankers acquired from Scorpio.
The charter period under this SLB is 10 years and provides for monthly purchase options and a purchase obligation at the end of the charter period for each vessel. All twelve vessels have been delivered by us to ICBCL.

The SLB is cross-collateralised across the 12 vessels in the event of cross-default of any the vessels. Charterhire, which is paid monthly in advance, includes a fixed repayment amount per vessel in addition to a quarterly adjustment calculated on prevailing 1 month term SOFR rates plus a margin.
As at December 31, 2023, outstanding payments under these SLBs was $355.87 million.
Ocean Yield ASA | Hafnia Aronaldo and Hafnia Azotic
On April 1, 2015, Chemical Tankers Inc., which is now our wholly-owned subsidiary, entered into an SLB with Ocean Yield ASA (“OCY”), in respect of four vessels (Hafnia Amessi, Hafnia Aquamarine, Hafnia Aronaldo and Hafnia Azotic) that were delivered by Hyundai Mipo Dockyard Co. Ltd between June 2015 and September 2015, and four vessels (Hafnia Turquoise, Hafnia Tanzanite, Hafnia Topaz, and Hafnia Tourmaline) that were delivered by STX Offshore and Shipbuilding Co. Ltd between April 2016 and November 2016.
Under the SLB, the eight vessels were delivered to OCY upon delivery from the relevant shipyards and Chemical Tankers, Inc. entered into 15-year bareboat charters for each vessel, each commencing upon their respective deliveries.
Subsequently, Hafnia Aquamarine, Hafnia Amessi, Hafnia Tourmaline, Hafnia Topaz and Hafnia Tanzanite have been refinanced on SLBs with other lessors in 2020 and 2021. In 2023, Hafnia Turquoise was refinanced under MUSD 303 Facility. See below for detailed description of these SLBs. Therefore, this SLB now only applies to Hafnia Aronaldo and Hafnia Azotic.
The SLB was novated to Hafnia Chemical Tankers Pte. Ltd. on December 13, 2023 for Hafnia Aronaldo and Hafnia Azotic. Charterhire, which is paid monthly in advance, includes a fixed repayment amount per vessel in addition to a quarterly adjustment calculated on prevailing 3 month Term SOFR rates. Monthly principal payments include a fixed repayment amount per vessel in addition to a quarterly adjustment calculated based on prevailing 3 month term SOFR rates.
As at December 31, 2023, outstanding payments under these SLBs was $44.65 million.
Skaatholmen Shipping Ltd. | Hafnia Asia
On July 11, 2018, we entered into an SLB with Skaatholmen Shipping Ltd. for the sale and lease-back of the vessels Hafnia Asia and Hafnia Arctic. This SLB will expire on the date following seven years from the original drawdown. On February 3, 2023, we divested the vessel Hafnia Arctic and therefore now only Hafnia Asia is financed under an SLB with Skaatholmen Shipping Ltd.
Charterhire, which is paid quarterly in advance, includes a fixed repayment amount per vessel in addition to a quarterly adjustment calculated on prevailing 3 month term SOFR rates plus a margin.
As at December 31, 2023, outstanding payments under this SLB was $18.17 million.
Yong Sheng Shipping Pte. Ltd. | Hafnia Australia
On December 29, 2017, we entered into an SLB with Yong Sheng Shipping Pte. Ltd. for the sale and lease-back of the vessel Hafnia Australia. This SLB will expire in February 2030.
Charterhire, which is paid quarterly in advance, includes a fixed repayment amount per vessel in addition to a quarterly adjustment calculated on prevailing 3 month term SOFR rates plus a margin.
As at December 31, 2023, outstanding payments under these SLBs was $15.05 million.
Financial covenants – SLBs
Our SLBs contain certain financial covenants that the relevant borrower must comply with. As at the date of this Registration Statement, we are in compliance with all financial covenants under our SLBs.
See below a description of the financial covenants in the SLBs that we (as a group) are required to comply with:
•	we must ensure that our adjusted equity ratio is equal to or higher than 25%;
•	we must ensure that our adjusted equity is equal to or more than $350 million; and

•	we must ensure that our cash and cash equivalents under the facilities is at all times more than $60 million, of which $30 million may consist of credit lines.
Under the SLBs, the financial covenants set out above will be tested with respect to each SLB as at June 30 and December 31 of each financial year.
Adjusted equity ratio is adjusted equity expressed as a percentage of the sum of liabilities and adjusted equity. Adjusted equity is the total shareholders’ equity as presented in our consolidated financial statements after adjusting the vessels’ values to their fair market values. Cash and cash equivalents are as presented in our consolidated financial statements.
As at December 31, 2023, our adjusted equity ratio was 68.7%, our adjusted equity was $3,700.1 million and the cash and cash equivalents and the available credit line was $462.6 million.
Minimum Fair Value
Our SLBs with CSSC (HK) require us to maintain a minimum fair value of the collateral of >125% per vessel. As at December 31, 2023, we were in compliance with this requirement as the fair value of vessels under the SLBs with CSSC (HK) was between 216.1% and 229.1% of the outstanding balance.
Security – SLBs
Our SLBs may be secured by the following items:
•	a first priority assignment of earnings, insurances, and long-term charters from the bareboat chartered vessels to the lessors for the specific SLB; and
•	an account pledge of the bareboat charterer to the respective lessors for the specific SLB; and
•	a parent guarantee where the SLB is not entered into at the level of the parent company;
See the below overview of the security granted under the SLBs and see below additional description of the security granted under the SLBs.
SLB	Assignment of earnings, insurances, and long-term charters	Account pledge(s)	Parent Guarantee
CMB Financial Leasing Co. Ltd.	Yes	—	Yes
CSSC (HK)	Yes	Yes	Yes
Doun Kisen Co., Ltd.	Yes	—	Yes
ICBCL	Yes	—	Yes
Ocean Yield ASA	Yes	—	Yes
Skaatholmen Shipping Ltd.	Yes	—	Yes
Yong Sheng Shipping Pte. Ltd.	Yes	—	Yes
See the below overview of the SLBs as at the date of this Registration Statement which have a first priority assignment of earnings, insurances, and long-term charters from the bareboat chartered vessels to the lessors for the specific facility.
SLB	First priority assignment of earnings, insurances, and long-term charters from bareboat chartered vessels
CMB Financial Leasing Co. Ltd.	Hafnia Azurite, Hafnia Ammolite, Hafnia Axinite, Hafnia Amessi, Hafnia Aquamarine
CSSC (HK)	Hafnia Topaz, Hafnia Tourmaline, Hafnia Tanzanite
Doun Kisen Co., Ltd.	Hafnia Africa
ICBCL
Hafnia Excel, Hafnia Exceed, Hafnia Excellence, Hafnia Executive, Hafnia Expedite, Hafnia Experience, Hafnia Excelsior, Hafnia Express, Hafnia Precision, Hafnia Pride, Hafnia Prestige, Hafnia Providence

Ocean Yield ASA	Hafnia Aronaldo, Hafnia Azotic
Skaatholmen Shipping Ltd.	Hafnia Asia
Yong Sheng Shipping Pte. Ltd.	Hafnia Australia

See the below overview of the SLBs as at the date of this Registration Statement which have an account pledge of the bareboat charterer to the respective lessors for the specific facility:
SLB	Account Pledge of Bareboat Charterer
CSSC (HK)	Hafnia Chemical Tankers Pte. Ltd. has provided an account pledge with a fixed charge on a cash collateral account as part of the novation of the SLBs relating to six vessels.
All SLBs as at the date of this Registration Statement have a parent guarantee from Hafnia Limited over the bareboat charterparty agreement where the SLB is not taken at the level of the parent.
Guarantees
As described above, we have issued guarantees to banks and other companies in relation to our Hafnia Credit Facilities, Joint Venture Credit Facilities and SLBs.
We have issued financial guarantees to certain banks in respect of the Hafnia Credit Facilities and SLBs granted to our wholly-owned subsidiaries. These bank borrowings and outstanding payments under SLBs amount to $1,263.1 million as at December 31, 2023 (December 31, 2022: $1,717.0 million). Corporate guarantees given will become due and payable on demand if an event of default occurs.
We and CSSC Shipping have issued several financial guarantees to certain banks in respect of credit facilities granted to our Vista Joint Venture. Bank borrowings provided to the Vista Joint Venture amounted to $246.9 as at December 31, 2023 (December 31, 2022: 130.8 million). Corporate guarantees given will become due and payable on demand if an event of default occurs.
We and Andromeda Shipholdings have issued a joint financial guarantee to certain banks in respect of credit facilities granted to our Andromeda Joint Venture. Bank borrowings provided to the Andromeda Joint Venture amounted to $39.4 million as at December 31, 2023 (December 31, 2022: 42.3 million). Corporate guarantees given will become due and payable on demand if an event of default occurs.
Loans Receivable
We and/or one of our subsidiaries have provided loans to certain of our joint ventures and to our commercial pools.
Loans provided to joint ventures
As at December 31, 2023, we have provided $69.6 million (December 31, 2022: $74.2 million) as shareholder loans to our Vista Joint Venture. The loans receivable from the Vista Joint Venture are unsecured, bear interest at SOFR + 3% per annum and have no fixed terms of repayment. As we do not expect the Vista Joint Venture to settle the loans within the next 12 months, the loans receivable are classified as “non-current” receivables. In substance, we consider these loan receivables as an extension of our investments in the Vista Joint Venture.
As at December 31, 2023, we have provided $15.5 million as shareholder loans to our Socatra Joint Venture under loan facilities amounting to a total of $103.3 million. The loans receivable from the Socatra Joint Venture are unsecured, bear interest at a rate from time to time corresponding to the maximum deductible rate acceptable by French tax authorities as published every quarter (as at December 31, 2023: 4.65%) and have no fixed terms of repayment. As we do not expect the Socatra Joint Venture to settle the loans within the next 12 months, the loans receivable are classified as “non-current” receivables. In substance, we consider these loan receivables as an extension of our investments in the Socatra Joint Venture.
Loans provided to the Pools
In 2021, we provided a working capital loan to the Pools. In 2022, we provided additional financing to commercial pools of $15.0 million. We have been fully repaid under these financing arrangements.
From time to time, we may provide working capital loans to participants in the Pools. These loans are provided with funds drawn under our MUSD 175 Facility - UOB or our MUSD 175 Facility - Citi. As stated in “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Financing Arrangements – Hafnia Credit Facilities” above, the total amount drawn under these two facilities as at December 31, 2023, was $60 million and $53 million, respectively.

Capital Expenditures
We make capital expenditures from time to time in connection with drydocking activities and maintenance in the ordinary course and in order to comply with environmental and other governmental regulations and in connection with our vessel acquisitions. We may in the future enter contracts to acquire newbuilds, or resale contracts or to acquire second-hand vessels.
We have purchase options and purchase obligations under certain of our time charter in and bareboat charter in agreements – see “Item 4. Information on the Company – B. Business Overview” for additional information on these purchase options and purchase obligations. In the future, we will have to make capital expenditures in relation to purchase obligations and may elect to use our purchase options, which will also require capital expenditures.
The table below presents our capital expenditures for the years ended December 31, 2023, 2022 and 2021. The table does not include capital expenditures in our joint ventures, nor does it include non-cash transactions.
Capital Expenditures
($ million)	2023	2022	2021
Vessels	$153.1	$399.1	$2.3
Drydocking and scrubbers	25.8	39.3	17.4
Ballast Water Treatment System(1)	5.4	7.7	6.7
Others	0.1	1.0	0.3
Purchase of property, plant and equipment	$184.4	$447.1	$26.7
(1)	In our consolidated financial statements for the years ended December 31, 2022 and 2021, this amount related to ballast water treatment systems is considered included under “Vessels”.
See below detailed description of these capital expenditures.
Vessel acquisition, construction and divestment
Vessel acquisitions
In the period from January 1, 2024 until the date of this Registration Statement, we acquired no new vessels (excluding vessels acquired pursuant to purchase options in our sale and lease-back arrangements) and took delivery of one new vessel in our Vista Joint Venture. In 2023, we acquired four new vessels. Additionally, we took delivery of three newbuild vessels in our Vista Joint Venture. In 2022, we acquired 44 vessels, primarily through the acquisition of 12 product tankers from Scorpio and our acquisition of Chemical Tankers Inc. as further described in “Item 4. Information on the Company – A. History and Development of the Company”. Additionally, our Andromeda Joint Venture took delivery of a newbuild vessel, PS Stars, in 2022. In 2021, we took delivery of the vessel Yellow Stars in our Andromeda Joint Venture.
The table below lists the vessels acquired by us and our joint ventures in 2023, 2022 and 2021. Please note that the list does not include vessel acquisitions as a result of the exercise of purchase options in sale and lease-back arrangements.
Vessel	Vessel Type	Constructed/Acquired	During the year ended December 31, 20__
Hafnia Lillesand(1)	LR2	Constructed	24
Hafnia Larvik(1)	LR2	Constructed	23
Hafnia Loire(1)	LR2	Constructed	23
Hafnia Languedoc(1)	LR2	Constructed	23
Hafnia Valentino	MR	Acquired	23
Hafnia Atlantic	MR	Acquired	23
Hafnia Pacific	MR	Acquired	23
Hafnia Pioneer	LR1	Acquired	23
Hafnia Viridian(2)	MR	Acquired	22
Hafnia Violette(2)	MR	Acquired	22
Hafnia Turquoise(2)	MR	Acquired	22
Hafnia Topaz(2)	MR	Acquired	22

Vessel	Vessel Type	Constructed/Acquired	During the year ended December 31, 20__
Hafnia Tourmaline(2)	MR	Acquired	22
Hafnia Tanzanite(2)	MR	Acquired	22
Hafnia Almandine(2)	Handy	Acquired	22
Hafnia Amber(2)	Handy	Acquired	22
Hafnia Amethyst(2)	Handy	Acquired	22
Hafnia Ametrine(2)	Handy	Acquired	22
Hafnia Aventurine(2)	Handy	Acquired	22
Hafnia Andesine(2)	Handy	Acquired	22
Hafnia Aronaldo(2)	Handy	Acquired	22
Hafnia Aquamarine(2)	Handy	Acquired	22
Hafnia Axinite(2)	Handy	Acquired	22
Hafnia Amessi(2)	Handy	Acquired	22
Hafnia Amazonite(2)	Handy	Acquired	22
Hafnia Ammolite(2)	Handy	Acquired	22
Hafnia Azurite(2)	Handy	Acquired	22
Hafnia Azotic(2)	Handy	Acquired	22
Hafnia Adamite(2)	Handy	Acquired	22
Hafnia Aragonite(2)	Handy	Acquired	22
Hafnia Alabaster(2)	Handy	Acquired	22
Hafnia Achroite(2)	Handy	Acquired	22
Hafnia Sirius(2)(3)	Stainless	Acquired	22
Hafnia Sky(2)(3)	Stainless	Acquired	22
Hafnia Spark(2)(3)	Stainless	Acquired	22
Hafnia Stellar(2)(3)	Stainless	Acquired	22
Hafnia Saiph(2)(3)	Stainless	Acquired	22
Hafnia Sceptrum(2)(3)	Stainless	Acquired	22
Hafnia Spica(2)(3)	Stainless	Acquired	22
Hafnia Sol(2)(3)	Stainless	Acquired	22
Hafnia Precision	LR1	Acquired	22
Hafnia Prestige	LR1	Acquired	22
Hafnia Pride	LR1	Acquired	22
Hafnia Providence	LR1	Acquired	22
Hafnia Experience	LR1	Acquired	22
Hafnia Excelsior	LR1	Acquired	22
Hafnia Exceed	LR1	Acquired	22
Hafnia Expedite	LR1	Acquired	22
Hafnia Excellence	LR1	Acquired	22
Hafnia Excel	LR1	Acquired	22
Hafnia Executive	LR1	Acquired	22
Hafnia Express	LR1	Acquired	22
PS Stars(4)	MR	Constructed	22
Yellow Stars(4)	MR	Constructed	21
(1)	Owned through our Vista Joint Venture.
(2)	We acquired these vessels in the CTI Transaction which was a non-cash transaction. Therefore, the purchase price for these vessels is not included in the overview of capital expenditures above.
(3)	We have divested these non-core vessels.
(4)	Owned through our Andromeda Joint Venture.

Vessel construction
As at the date of this Registration Statement, our Ecomar Joint Venture has four newbuilds on order. See below a list of the shipbuilding contracts entered into in connection with such orders:
Vessel	Vessel Type	Expected delivery during the year ended December 31, 20__	Shipyard
Hull no. 21110074(1)	MR	25	GSI
Hull no. 21110075(1)	MR	25	GSI
Hull no. 23110004(1)	MR	25	GSI
Hull no. 23110005(1)	MR	26	GSI
(1)	Owned through our Ecomar Joint Venture.
Vessel divestments
In 2023, we have divested six vessels. In 2022, we divested 18 vessels. In 2021, we divested three vessels. For additional descriptions of the development of our fleet, see “Item 4. Information on the Company – Business Overview”.
Vessel Modification and Upgrades
From time to time, we have to make capital expenditures in order to modify and upgrade our Hafnia Vessels, including in order to comply with applicable environmental rules and regulations. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating expenses.
It is likely that we will in the future have to incur additional costs to ensure that our Hafnia Vessels are in compliance with applicable regulations. We are not currently aware of any regulatory changes or environmental liabilities that we anticipate will necessitate significant vessel modifications or vessel upgrades which will have a material impact on our results of operations or financial condition.
Drydock
From time to time, and no less than once every five years, each of our Hafnia Vessels has to be drydocked for maintenance, repairs and surveys. See “Item 4. Information on the Company – B. Business Overview – Classification Societies” for additional description of the classification society surveys our vessels are subject to. The actual cost of drydocking a vessel depends on several factors, including the location of the drydock and whether any specific vessel maintenance or vessel upgrades need to be carried out while the vessel is in drydock. We try to coordinate any vessel modification and vessel upgrades, so they can be performed while the vessel is in drydock for its regular special surveys.
During the years ended December 31, 2023, 2022, and 2021, we completed the following drydocks, as described below:
	2023	2022	2021
Number of vessels	17	14	13
Cost (thousands of U.S. dollars)	$25,831	$39,320	$17,405
Off-hire days related to drydocks	436	482	421
For the Hafnia Vessels we had in operation as at December 31, 2023, we foresee the following drydocks and related costs for the period through December 31, 2027:
	For the Years Ending December 31,
	2024	2025	2026	2027
Number of vessels	16	45(1)	26	12
Expected cost (thousands of U.S. dollars)	$28,200	$143,100(2)	$68,400	$22,850
(1)	The number of vessels that will be drydocked in 2025 is larger than normal as we have a large number of vessels which were constructed in 2015.

(2)
The expected costs of drydocks per vessel for 2025 is higher than other years as a number of the vessels being drydocked in 2025 will have work performed on their COT coating which makes drydocking of these vessels more expensive than other drydockings.

In addition to the above-listed expected costs for planned drydocks, we may have to incur costs related to emergency drydocks if a vessel is damaged and requires repairs that need to be conducted while the vessel is out of the water. As our fleet matures and expands, our drydock expenses will likely increase.
Ballast Water Treatment Systems
We have installed ballast water treatment systems on all of our Hafnia Vessels except three vessels, all of which are scheduled to have ballast water treatment systems installed by Q2 of 2024. We may in the future be required to make capital expenditures relating to ballast water treatment systems if we purchase second-hand vessels that do not have the necessary equipment or if changing regulations or changing circumstances require us to replace or update the ballast water treatment systems installed on our Hafnia Vessels. We do not have off-hire days which are only related to the installation of ballast water treatment systems as we coordinate the installation of ballast water treatment systems to take place while the vessels are in drydock for their special surveys.
The following table summarises ballast water treatment systems activity for the years ended December 31, 2023, 2022 and 2021:
	2023	2022	2021
Number of vessels(1)	6	6	10
Cost (thousands of U.S. dollars)(2)	$5,379	$7,744	$6,722
(1)	The number of vessels is the number of Hafnia Vessels where the installation of BWTS was completed in the year ended December 31, 2023, 2022 and 2021, respectively.
(2)
The costs relating to the installation of BWTS is split over several years. The numbers included in the table above are the costs that according to our accounting policies are attributable to each year, not the costs relating to the installations listed under “Number of vessels”.

Exhaust Gas Cleaning Systems (Scrubbers)
In the years ended December 31, 2023, 2022 and 2021, we have not installed any scrubbers on our Hafnia Vessels. We do not currently have any plans for further installation of scrubbers on the Hafnia Vessels. We may in the future be required to make capital expenditures relating to scrubbers, if we purchase second-hand vessels that do not have the necessary equipment or if changing regulations or changing circumstances require us to replace or update the scrubbers installed on our Hafnia Vessels.
Projects and upgrades
In addition to upgrades required pursuant to new regulations and repairs and modifications performed during our normal drydocks, we aim to continuously make environmental upgrades to our Hafnia Vessels to increase their energy efficiency, decrease emissions and to improve their environmental impact. Additionally, we make upgrades and modifications to our Hafnia Vessels to extend their commercial lives. Such upgrades are ordinarily scheduled for a vessel’s third special survey, which is performed in its 15th year.
During the years ended December 31, 2023, 2022, and 2021, the costs of our projects and upgrades (which were not attributable to ordinary drydocks, other vessel surveys, or installation of ballast water treatment systems) were:
	2023	2022	2021
Cost (thousands of U.S. dollars)	$9,206	$5,725	$2,259
For the Hafnia Vessels we had in operation as at December 31, 2023, we have budgeted for the following projects and upgrades in addition to our planned drydocks and the below mentioned installation of ballast water treatment systems for the period through December 31, 2027:
	For the Years Ending December 31,
	2024	2025	2026	2027
Expected cost (thousands of U.S. dollars)	$4,550	$4,550	$4,550	$4,550

Dividends
In November 2022, we updated our dividend policy. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” for additional information on this new dividend policy. The declaration and payment of dividends is subject to the discretion of our Board of Directors.
Our Fleet – Illustrative comparison of excess of carrying amounts over estimated charter-free market value of certain Hafnia Vessels.
During the past few years, the market values of vessels have experienced particular volatility and as a result, the charter-free market value, or basic market value, of all vessels are well above the carrying amounts of those vessels.
The table set forth below indicates the carrying amount of each of our Hafnia Vessels as at December 31, 2023 and December 31, 2022 and the aggregate difference between the carrying amount and the market value represented by such vessels (see footnotes to the table set forth below). This aggregate difference represents the approximate analysis of the amount by which we believe we would record a gain if we sold those vessels, in the current environment, on industry standard terms, in cash transactions and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed (i) that the vessels would be sold at a price that reflects our estimate of their basic market values and (ii) for vessels that are under lease financing arrangements, the carrying value of the vessel at the date indicated would be the price at which we would purchase those vessels back from the lessor. We have not included in the table below those of our vessels that are accounted for as right of use assets under IFRS 16 – Leases or any of our JV Vessels.
Our estimate of basic market value assumes that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Additionally, our estimate of each vessel’s basic market rate takes into account the estimated cost to sell the vessel. Our estimates are based on information available from various industry sources, including:
•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;
•	news and industry reports of similar vessel sales;
•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;
•	approximate market values for our vessels or similar vessels that we have received from ship brokers, whether solicited or unsolicited, or that ship brokers have generally disseminated;
•	offers that we may have received from potential purchasers of our vessels; and
•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values and revenues are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our Hafnia Vessels or prices that we could achieve if we were to sell them.
		Carrying value as at,
Vessel Name	Year Built	December 31, 2023	December 31, 2022
BW Bobcat	2014	$23,606,207	$24,958,741
BW Egret	2014	24,450,387	26,016,633
BW Falcon	2015	26,118,578	27,656,857
BW Jaguar	2014	22,919,009	23,496,316
BW Kestrel	2015	26,223,457	27,826,389
BW Merlin	2015	26,307,548	27,831,412
BW Neso	2019	42,337,092	44,987,873
BW Osprey	2015	26,339,866	27,907,202

		Carrying value as at,
Vessel Name	Year Built	December 31, 2023	December 31, 2022
BW Wren	2016	28,262,790	29,863,120
Hafnia Achroite	2016	24,846,934	26,214,937
Hafnia Adamite	2015	23,488,678	24,797,550
Hafnia Africa	2010	18,049,891	19,482,803
Hafnia Alabaster	2015	23,504,135	24,798,137
Hafnia Almandine	2015	24,003,144	25,048,190
Hafnia Amazonite	2015	23,528,133	24,777,919
Hafnia Amber	2015	23,411,360	24,760,497
Hafnia Amessi	2015	23,527,005	24,798,739
Hafnia Amethyst	2015	23,487,660	24,785,656
Hafnia Ametrine	2015	23,441,127	24,777,732
Hafnia Ammolite	2015	23,507,863	24,788,383
Hafnia Andesine	2015	23,537,380	24,833,810
Hafnia Andrea	2015	26,020,328	27,547,241
Hafnia Andromeda	2011	17,503,464	18,902,870
Hafnia Ane	2015	24,502,004	25,882,013
Hafnia Aquamarine	2015	23,479,481	24,775,759
Hafnia Aragonite	2015	23,429,984	24,740,358
Hafnia Arctic	2010	N/A(1)	20,145,391
Hafnia Aronaldo	2015	23,442,564	24,749,234
Hafnia Asia	2010	17,993,975	19,363,769
Hafnia Atlantic	2017	41,078,950	N/A(2)
Hafnia Australia	2010	18,252,561	19,783,945
Hafnia Aventurine	2015	23,468,959	24,771,187
Hafnia Axinite	2015	23,480,218	24,774,741
Hafnia Azotic	2015	23,784,342	25,090,654
Hafnia Azurite	2015	23,532,843	24,778,145
Hafnia Bering	2015	22,326,357	23,547,477
Hafnia Caterina	2015	26,248,830	27,810,786
Hafnia Cheetah	2014	23,544,442	24,625,259
Hafnia Columbia	2007	N/A(1)	12,889,471
Hafnia Cougar	2014	23,464,594	24,355,087
Hafnia Crux	2012	20,043,655	21,401,567
Hafnia Daisy	2016	27,455,842	28,881,869
Hafnia Danube	2007	N/A(1)	12,836,728
Hafnia Despina	2019	40,600,539	42,189,473
Hafnia Eagle	2015	26,313,914	27,935,463
Hafnia Exceed	2016	31,774,179	33,223,720
Hafnia Excel	2015	29,323,176	31,246,847
Hafnia Excellence	2016	31,457,094	33,029,250
Hafnia Excelsior	2016	31,061,773	32,962,634
Hafnia Executive	2016	31,505,543	32,996,014
Hafnia Expedite	2016	31,313,518	33,218,348
Hafnia Experience	2016	31,581,226	33,479,281
Hafnia Express	2016	31,730,122	33,264,949
Hafnia Galatea	2019	40,793,393	42,650,422
Hafnia Hawk	2015	26,194,512	27,775,071
Hafnia Henriette	2016	25,797,566	27,208,118
Hafnia Hudson	2007	N/A(1)	12,957,234
Hafnia Kallang	2017	32,912,362	34,691,182
Hafnia Kirsten	2017	27,568,439	29,067,242
Hafnia Kronborg	2007	N/A(1)	13,706,504
Hafnia Larissa	2019	41,098,911	43,004,189
Hafnia Lene	2015	24,573,331	25,989,392
Hafnia Leo	2013	21,429,555	20,583,675
Hafnia Leopard	2014	23,150,842	23,774,997
Hafnia Libra	2013	21,368,744	20,618,719
Hafnia Lioness	2014	23,258,692	24,235,937
Hafnia Lise	2016	27,435,775	28,861,696
Hafnia Lotte	2017	27,573,810	29,077,103
Hafnia Lupus	2012	19,872,069	21,206,928
Hafnia Lynx	2013	23,205,849	22,261,917
Hafnia Magellan	2015	22,498,026	23,659,091
Hafnia Malacca	2015	22,408,042	23,592,294

		Carrying value as at,
Vessel Name	Year Built	December 31, 2023	December 31, 2022
Hafnia Mikala	2017	27,931,008	29,409,058
Hafnia Myna	2015	26,408,029	27,996,226
Hafnia Nile	2017	33,393,259	35,128,246
Hafnia Nordica	2010	15,120,790	16,328,743
Hafnia Pacific	2017	41,345,335	N/A(2)
Hafnia Panther	2014	23,682,983	25,044,022
Hafnia Pegasus	2010	15,665,875	16,725,893
Hafnia Petrel	2016	28,105,643	29,707,649
Hafnia Phoenix	2013	21,702,686	20,557,051
Hafnia Pioneer	2013	31,949,579	N/A(2)
Hafnia Precision	2016	31,600,474	33,483,373
Hafnia Prestige	2016	31,246,864	33,072,710
Hafnia Pride	2016	31,162,474	33,015,215
Hafnia Providence	2016	31,194,011	33,040,693
Hafnia Puma	2013	22,217,387	22,149,306
Hafnia Raven	2015	26,481,959	27,996,133
Hafnia Rhine	2008	N/A(1)	12,305,570
Hafnia Seine	2008	13,724,443	12,428,080
Hafnia Shinano	2008	11,895,377	12,213,565
Hafnia Soya	2015	22,511,724	23,674,677
Hafnia Sunda	2015	22,466,853	23,627,721
Hafnia Swift	2016	28,119,537	29,653,059
Hafnia Tagus	2017	33,175,695	34,954,393
Hafnia Tanzanite	2016	27,715,096	29,556,775
Hafnia Taurus	2011	17,501,019	18,883,533
Hafnia Thalassa	2019	42,853,762	45,464,543
Hafnia Thames	2008	13,858,428	12,157,365
Hafnia Tiger	2014	22,934,647	23,722,806
Hafnia Topaz	2016	28,516,699	30,012,176
Hafnia Torres	2016	24,061,786	25,373,014
Hafnia Tourmaline	2016	29,310,207	31,105,040
Hafnia Triton	2019	42,634,021	45,180,278
Hafnia Turquoise	2016	28,617,293	30,185,024
Hafnia Valentino	2015	34,666,310	N/A(2)
Hafnia Violette	2016	25,622,934	26,976,269
Hafnia Viridian	2015	25,574,743	26,921,795
Hafnia Yangtze	2009	12,833,074	13,330,853
Hafnia Yarra	2017	33,337,794	35,100,737
Hafnia Zambesi	2010	15,204,202	16,516,262
(1)	These vessels were divested in 2023.
(2)	These vessels were acquired in 2023.
As at December 31, 2023, the basic charter-free market value is higher than each vessel’s carrying value.
Material Cash Requirements
The following table sets forth our material cash requirements as at December 31, 2023:
In millions of U.S. dollars	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Principal obligations under secured credit facilities(1)	$175.9	$371.33	$5.75	$24.39
Principal obligations under sale and lease-back liabilities(1)	58.05	133.31	140.63	354.04
Obligations under IFRS 16 – lease liabilities(2)	36.02	4.34	—	—
Estimated interest payments on secured credit facilities(3)	28.89	33.36	3.08	0.11
Estimated interest payments on sale and lease-back liabilities(3)	30.64	52.32	39.94	31.42
Expected drydocking costs	28.20	211.50	56.65	N/A(4)
Total	$357.70	$806.16	$246.05	$409.96
(1)
Represents principal and maturity payments due on our secured credit facilities and sale and lease-back liabilities which are described in Note 21 and Note 23 of our Consolidated Financial Statements included in Item 17 of this Registration Statement. These payments are based on amounts outstanding as at December 31, 2023.

(2)	Represents our obligations on our IFRS 16 lease liabilities.
(3)
Represents estimated interest payments on our secured credit facilities and sale and lease-back liabilities. These payments were estimated by taking into consideration: (i) the margin on each financing arrangement and (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as at December 31, 2023. The forward curve was calculated as follows as at December 31, 2023:

Year 1	$59.5
Year 2	$50.5
Years 3 to 5	$78.2
Over 5 years	$31.5
(4)
While we will incur costs relating to drydocks in the future, including more than five years in the future, we only do five-year forecasts and therefore are not able to accurately estimate the costs of drydocks after five years.

Off-Balance Sheet Arrangements
We are committed to make certain charter hire payments to third parties for chartered-in vessels. IFRS 16 requires us to recognise, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet. Leases with a term of lease less than 12 months or of low value would be considered as off-balance sheet arrangements.
Additionally, we have previously had $50 million receivables purchase facility in place which was an off-balance sheet arrangement. This $50 million receivables purchase facility is no longer in place.
Derivatives
We used financial instruments to reduce the risk associated with fluctuations in interest rates, commodity prices and foreign currency exchange rates. See Note 2 and Note 12 in our Consolidated Financial Statements included herein for additional information.
Recent Accounting Pronouncements
During the financial years ended December 31, 2023, 2022 and 2021, we have applied a number of new IFRS standards and amendments to IFRS standards as they have become effective.
The adoption of such new and revised IFRS standards has not resulted in significant changes to our accounting policies and has no material effect on the amounts reported in our consolidated financial statements attached to this Registration Statement. For further description of these amendments to our accounting policies see Note 2 to our Consolidated Financial Statements for the years ended December 31, 2023, 2022 and 2021, respectively, all of which are included in Item 17 of this Registration Statement.
C.	Research and Development, Patents and Licenses, Etc.
Not applicable.
D.	Trend Information
We are dependent on the charter rates and freight rates that the vessels in our Combined Fleet, particularly the vessels in our Hafnia Fleet, can achieve. Charter rates and freight rates for product tankers are largely dependent on the market dynamics within the product tanker market at any given time. The product tanker market has been cyclical and volatile in the past and may be volatile in the future.
In recent years, the market for product tankers has particularly been impacted by the war between Ukraine and Russia and the sanctions imposed on Russia and Russian oil. This war was the catalyst for a significant change in international trading patterns which had a material positive influence on the product tanker market. We believe that the market for product tankers is reaching a new balance after the immediate volatility caused by the Russia-Ukraine war which led to high earnings in the product tanker industry and that although the tonne-mile gain from the sanctions on Russia and Russian oil will continue to influence the market for product tankers in the future, they will play a lesser role going forward. While geopolitical concerns persist, the impact on the product tanker market from the war between Ukraine and Russia is currently limited while we have seen an increased impact on the product tanker market resulting from the disruption to shipping in the Red Sea in connection with the conflict between Israel and Hamas. If tankers need to take the longer route around the Cape of Good Hope to avoid security concerns and/or rising insurance premiums, the decrease of tanker capacity may lead to an increase of freight rates. We have seen such an increase in freight rates due to the disruptions in the Red Sea, however, we are not able to accurately assess or estimate at this time the potential continuing impact of the disruptions in the Red Sea, particularly due to uncertainties relating to the duration of the disruptions.
Looking ahead, the outlook for product tankers remains favourable, with demand growth continuing to exceed supply growth, and with the fundamentals supporting a positive trajectory for product tankers. The decreasing volatility of the Russia-Ukraine war means that seasonal effects have re-emerged and the winter seasons have historically demonstrated strength for the product tanker market.
We believe that the increase in refinery margins combined with challenges such as the drought in the Panama Canal which has led to a reduction of daily transits, increased waiting times and less tonnage supply in the market will lead to tonne-mile gains for product tankers. Additionally, low water levels in certain places such as the Amazon River may increase the demand for shallow draft vessels which we have a number of. Additionally, we expect more opportunities for demand for “clean” tankers as a result of the growth of petrochemical manufacturing plants in China which will allow for increased trade within the region and exports to Asia, South America and Europe.
Additionally, the global tanker fleet is rapidly aging and there is a low number of newbuilding orders for all segments; from Handy size to Very Large Crude Carriers. Our analyses indicate that the combination of an increased volume of vessels being recycled and reduced utilization stemming from the aging of the global fleet will contribute to create a tighter supply and demand scenario which should support continued strong earnings within the next three to five years.
For more information on the trends affecting our business, see “Item 4. Information on the Company – B. Business Overview – The International Shipping Industry”.
E.	Critical Accounting Judgement and Estimates
Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB.
In preparing our consolidated financial statements, we make judgments, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue, and expenses. These judgments, estimates and assumptions are affected by the accounting policies applied. Certain amounts included in or affecting this Registration Statement and our consolidated financial statements and related disclosures are estimated, requiring us to make assumptions with respect to values or conditions which cannot be known with certainty at the time the consolidated financial statements are prepared. A critical accounting estimate or assumption is one which is both important to the portrayal of our financial condition and results and requires management’s most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management evaluates such estimates on an ongoing basis, using historical results and experience, consideration of relevant trends, consultation with experts and other methods considered reasonable in the particular circumstances. Our management believes that the accounting estimates employed for the historical financial statements for Hafnia Limited are appropriate and the resulting financial statement line items are reasonable. However, future results of Hafnia Limited could differ from original estimates requiring adjustments to financial statement line items in future periods.
Our critical accounting judgments and estimates relating to “Accounting for pool arrangements”, “Identification of cash-generating units”, “Impairment/Reversals of impairment of non-financial assets” and “Vessel life and residual value” are further described in the notes to our Consolidated Financial Statements, which are filed as part of this Registration Statement, beginning on page F-0; see in particular Note 2 in general, Note 2.3 “Critical accounting judgments and estimates”, and Note 9 “Property, plant and equipment”.
F.	Safe Harbor
Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions, and beliefs about future events. These statements are intended as “forward-looking statements”.
We caution that assumptions, expectations, projections, intentions, and beliefs about future events may and often do vary from actual results and the difference can be material. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this Registration Statement.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as at the date of this Registration Statement.
Name	Position
Mikael Øpstun Skov	Chief Executive Officer
Petrus Wouter Van Echtelt	Chief Financial Officer
Andreas Sohmen-Pao	Chair of the Board of Directors
Erik Bartnes	Director
Donald John Ridgway	Director
Peter Graham Read	Director
Su Yin Anand	Director
The business address of the directors and officers is 10 Pasir Panjang Road, #18-01, Mapletree Business City, Singapore 117438, Singapore.
The following is a brief biography of each of our executive officers and directors:
Biographies of Executive Officers and Directors
Mikael Øpstun Skov, Chief Executive Officer
Mikael Øpstun Skov is the chief executive officer of Hafnia, a role he assumed in January 2019 after the merger between Hafnia Tankers and BW Tankers. Mr. Skov was the co-founder and CEO of Hafnia Tankers and has more than 35 years of experience in the shipping industry. Prior to establishing Hafnia Tankers, Mr. Skov held various positions over his 25-year career at Torm A/S, of which the last two years he served as CEO. Mr. Skov is a board member of BLS Invest and Clipper Group Ltd. Mr. Skov is a Danish citizen and resides in Monaco.
Petrus Wouter Van Echtelt, Chief Financial Officer
Petrus Wouter Van Echtelt is the chief financial officer of Hafnia, a role he assumed in November 2017 and continued to hold after the merger between Hafnia Tankers and BW Tankers in January 2019. Mr. Van Echtelt has more than 25 years of experience in investment banking and ship finance. Prior to Hafnia, Mr. Van Echtelt was CFO of BW Tankers from 2017, a role he took after leaving ABN AMRO Bank as head of Transportation and Logistics sector Asia Pacific & Middle East. For 17 years, Mr. Van Echtelt held various positions in the corporate finance and capital markets group of ABN AMRO and its predecessors (MeesPierson and Fortis Bank). Prior to joining MeesPierson, he worked for Gilde Investments from 1998 until 2000. Mr. Van Echtelt is a Dutch citizen and resides in the Netherlands.
Andreas Sohmen-Pao, Chair
Mr. Sohmen-Pao has been the chair of our Board of Directors since the merger between Hafnia Tankers and BW Tankers in January 2019. He is currently chair of BW Group and its listed affiliates: BW LPG, BW Epic Kosan, BW Offshore, BW Energy and Cadeler. He is also chair of the Global Centre for Maritime Decarbonization and a trustee of Lloyd’s Register Foundation.
Mr. Sohmen-Pao was previously chair of the Singapore Maritime Foundation and Chief Executive Officer of BW Group. He has also served as a non-executive director of The Hongkong and Shanghai Banking Corporation, Navigator Holdings, the Maritime and Port Authority of Singapore, The London P&I Club, Sport Singapore, Singapore’s National Parks Board and The Esplanade, among others.
Mr. Sohmen-Pao graduated from Oxford University in England with an honours degree in Oriental Studies and holds an MBA from Harvard Business School. He is an Austrian citizen and resides in Singapore.
Erik Bartnes, Director
Mr. Bartnes was one of the co-founders of Hafnia Tankers in 2010, served as executive chair until the merger between Hafnia Tankers and BW Tankers in January 2019, and has since served as a director on our Board of Directors.

Mr. Bartnes is currently chair of Castel AS and Trobo AS and a board member of Pareto Asset Management AS and Premium Maritime Fund AS, among others.
Mr. Bartnes was co-founder of Pareto AS, senior partner from 1988, chair until April 2013; served as chair of Christiania Shipping A/S, Pareto Invest AS, Astrup Fearnley Holding AS, its group of companies, Eclipse Drilling AS, Revier Invest AS, and Svele AS, among others; and board member of Eitzen Chemical ASA, Viking Cruises Ltd., Viking Investments (Cayman) Ltd., Jupiter Properties (USA) Ltd., Nordic Tankers AS, Nordic Shipholding AS, Siva Shipping AS and Ugland Shipping AS, among others.
Mr. Bartnes holds a LizRerPol degree from University of Fribourg, Switzerland. He is a Norwegian citizen and resides in Switzerland.
Donald John Ridgway, Director
Mr. Ridgway has served on our Board of Directors since 2019, and previously served as a director of Hafnia Tankers from 2017. Currently, he is chair of Tindall Riley and a director of Tindall Riley (Britannia) Ltd.
Mr. Ridgway has over 45 years’ experience in the oil & gas shipping industry and has held various executive roles in shipping in his career, culminating in eight years as CEO of BP Shipping, where he ran a fleet of over 280 vessels, and oversaw more than 2,000 staff members.
Mr. Ridgway was chair of the Oil Companies International Marine Forum (OCIMF) and the Marine Preservation Association; president of the API Marine Committee, and director of Britannia P&I Insurance, Alaska Tanker Company, ITOPF and the UK Chamber of Shipping, among others.
Mr. Ridgway is a qualified Master Mariner; has a master’s degree from the Judge Institute, Cambridge University; is a Chartered Marine Technologist and a Fellow of the Institute of Marine Engineering. He is a UK citizen and resides in London.
Peter Graham Read, Director
Mr. Read has been a member of Hafnia’s Board of Directors since January 2019.
In his 37-year career at KPMG, he served as partner and chaired various sectors. He held the position of Head of the UK Shipping Practice and later became the Head of the UK TMT (Telecoms, Media, and Technology) Practice. In 2008, he took on the role of chairing the UK TMT Practice and the Global Japanese Practice (EMA). He maintained both positions until his retirement from KPMG in 2013.
Since 2013, Mr. Read has taken up several non-executive roles, including leading as Welbeck Publishing Group Limited and Quarto PLC’s chairman. He has also served as a non-executive director and chaired the audit committees of Napster Group PLC, Quayle Munro Holdings Limited, the Professional Cricketers Association, the Royal Automobile Club, the RAC Foundation, Motorsport UK, and the Jaguar Daimler Heritage Trust.
Mr. Read graduated from Southampton University with a degree in Commerce and Accountancy. He is a UK citizen residing in London.
Su Yin Anand, Director
Ms. Anand has served on our Board of Directors since November 2023. Ms. Anand has 20 years of experience across maritime and mining in legal and commercial roles. In her 15-year legal career, Ms. Anand was a partner at the law firm Ince & Co in Hong Kong, and recognised as one of the top 10 maritime lawyers internationally. Ms. Anand transitioned to the commercial space where she was Head of Shipping for South32 and was most recently leading South32’s aluminium sales business. Ms. Anand is the co-Chair of the All Aboard Alliance, an initiative of the Global Maritime Forum aimed at increasing diversity, equity, and inclusion in the maritime industry. Ms. Anand holds a Bachelor of Laws from the National University of Singapore and an Executive MBA from Kellogg-HKUST. Ms. Anand is a Singaporean citizen and resides in Singapore.
B.	Compensation of Directors and Executive Officers
Compensation of Directors
The remuneration of the Board of Directors is approved by our shareholders at the shareholders’ meeting. None of the directors decide on their own fees. The Nomination Committee proposes the fees that are approved at the general meeting. It was resolved by the shareholders at the 2023 annual general meeting that the annual fee to the chair of the Board of Directors for the period from the 2023 annual general meeting to the 2024 annual general meeting is $80,000 and the annual fee for a member of the Board of Directors for the period from the 2023 annual general meeting to the 2024 annual general meeting is $65,000. The total amount paid to members of the Board of Directors as remuneration for their work on our Board of Directors in 2023 was $340,000.
To maintain the independence of the Board of Directors, the directors’ remuneration is not linked to our performance, nor do we grant share options, similar instruments or retirement benefits to board members as consideration for their work on our board.
As a general rule, our directors do not undertake special tasks for Hafnia in addition to their directorship. Fees for any such services rendered shall be approved by the Board of Directors.
Compensation of executive officers
The Board of Directors has adopted guidelines and principles for determining the remuneration of executive officers, which has been presented to the shareholders.
The Remuneration Committee (as described below) administers all performance-related elements of the remuneration of executive management. Annually, the Remuneration Committee prepares recommendations to the Board of Directors relating to the remuneration of the executive officers.
In 2023, we paid $6.6 million in aggregate cash compensation to our executive officers. Our executive officers do not receive pension as part of the remuneration package. This is considered included in the cash compensation.
In addition to the compensation listed above, our executive officers may receive customary non-monetary benefits such as newspaper, telephone, accommodation when travelling, laptop and Internet access.
In addition to cash compensation and non-monetary benefits, we have adopted a long-term share incentive plan applicable to executive management and certain other key employees. See below for additional description of this long-term share incentive plan.
Long-term incentive share plan
We operate an equity-settled, share-based long-term incentive plan for our senior management and key employees (the “LTIP”).
Under this LTIP, share options have been granted to senior management and certain key employees on January 16, 2019, March 1, 2019, June 1, 2019 and August 1, 2019 (collectively “LTIP 2019”), February 25, 2020 (“LTIP 2020”), March 8, 2021 (“LTIP 2021”), March 15, 2022 (“LTIP 2022”) and March 22, 2023 (“LTIP 2023”).
The share options under the LTIP are granted to senior management and key employees of Hafnia at the discretion of the Board of Directors. The LTIP is a stand-alone plan, and a share option grant in any single year does not indicate or guarantee a share option grant in any subsequent years. The LTIP is also a retention program, meaning that the share option grant is subject to the option holder’s continued employment with us at the exercise date, and that neither the employee nor a company within our group has given notice of termination of employment prior to that date.
The share options under LTIP give the option holder a right to (i) subscribe for new shares or (ii) purchase one existing common share in us with a par value of $0.01. The share options generally vest over a three-year period from the grant date (all share options under LTIP 2019 vest three years after the first grant date of LTIP 2019). In December 2023, the vesting for our CEO’s options under LTIP 2021 was accelerated with these options vesting on December 20, 2023. The exercise price for share options shall be the higher of (i) $0.01 (being the par value) and (ii) market value as at the grant date, increased by a hurdle rate of 5% p.a. from the grant date until the vesting date, compounded annually at the anniversary of the grant date.
Share options cannot be exercised in blackout periods for trading in our shares, as from time to time resolved by the Board of Directors (such as in a period prior to publication of financial information and when there is other inside information in Hafnia). The share options generally expire on the date falling six years from the grant date. If applicable insider trading rules should prevent an option holder from exercising share options prior to the expiry date, the Board of Directors may resolve to extend the exercise period.
See below an overview of the options awarded under the LTIP as at December 31, 2023:
	LTIP 2019 (expiry date January 16, 2025)	LTIP 2020 (expiry date February 25, 2026)	LTIP 2021 (expiry date March 8, 2027)	LTIP 2022 (expiry date March 15, 2028)	LTIP 2023 (expiry date February 28, 2029)
Option holder	No. of options	No. of options	No. of options	No. of options	No. of options
Mikael Øpstun Skov (CEO)	1,372,632	1,357,632	1,357,632	731,668	595,374
Petrus Wouter Van Echtelt (CFO)	296,112	296,112	296,112	159,588	129,645
Other option holders	1,762,833	1,777,833	1,777,833	958,172	1,124,409
Total	3,431,577	3,431,577	3,431,577	1,849,428	1,849,428
Additionally, find below an overview of the movements in the share options and exercise of these:
	At the beginning of the year	Granted during the year	Exercised during the year	At the end of the year
2022
LTIP 2019	3,431,577	—	(845,058)	2,586,519
LTIP 2020	3,431,577	—	—	3,431,577
LTIP 2021	3,431,577	—	—	3,431,577
LTIP 2022	—	1,849,428	—	1,849,428
Total	10,294,731	1,849,428	(845,058)	11,299,101
2023
LTIP 2019	2,586,519	—	(2,231,185)	355,334
LTIP 2020	3,431,577	—	(3,234,205)	197,372*
LTIP 2021	3,431,577	—	(1,357,632)	2,073,945
LTIP 2022	1,849,428	—	—	1,849,428
LTIP 2023	—	1,849,428	—	1,849,428
Total	11,299,101	1,849,428	(6,823,022)	6,325,507
*
40,000 options under LTIP 2020 were voided in 2020 due to the option holder leaving Hafnia. Therefore, 40,000 of the 197,372 outstanding options under LTIP 2020 will not be exercised and the number of outstanding options under LTIP 2020 as at 31 December 2023 capable of being exercised was 157,372 with the total number of outstanding options as at 31 December 2023 capable of being exercised (after vesting, as applicable) was 6,285,507.

Restricted share units
On March 15, 2022, we granted a total of 462,357 restricted share units (“RSU 2022”) to key management and senior employees. All restricted share units are to be settled by physical delivery of shares to the employees when they vest on March 15, 2025.
RSU 2022
Restricted share unit holder	No. of share units
Mikael Øpstun Skov (CEO)	182,922
Petrus Wouter Van Echtelt (CFO)	39,897
Other holders of restricted share units	239,538
Total	462,357
C.	Board Practices
Board of Directors
Our Board of Directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest in accordance with the Bermuda Companies Act. Following a declaration of interest and unless disqualified by the chair of the relevant board meeting, such director may vote in respect of any contract, proposed contract, or arrangement that he or she has an interest in and may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, except certain interested provisions as set out in the Bye-laws where such director may not vote, be counted in the quorum or act as chair of the meeting. The directors may exercise all of our powers to borrow money, mortgage our undertaking, property and uncalled capital, and issue debentures or other securities, except for the issuance of preference shares which requires obtaining prior shareholder approval, whenever money is borrowed or as security for any of our obligations or of any third party.
Our Board of Directors is elected annually by a vote of a majority of the common shares represented at the meeting at which two or more persons present in person throughout the meeting and representing in person or by proxy in excess of 33% of the total issued and outstanding voting shares of the Company constitutes a quorum. Our Bye-laws provide that our board shall consist of not less than three directors or such greater number as the shareholders may determine. Each director shall hold office until the next annual general meeting following his or her election or until his or her successor is elected.
Any shareholder wishing to propose for election as a director someone who is not an existing director or is not proposed by our board must give notice of the intention to propose the person for election. Where a director is to be elected at an annual general meeting, that notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not 30 days before or after such anniversary the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made. Where a director is to be elected at a special general meeting, that notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made.
A director may be removed by the shareholders, provided notice of the shareholders meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.
There are no service contracts between us and any member of our Board of Directors providing for the accrual of benefits, compensation or otherwise, upon termination of their employment or service.
Our Board of Directors has determined that the following directors qualify as “independent” under Rule 10A-3 of the Exchange Act: Erik Bartnes, Donald John Ridgway, Peter Graham Read and Su Yin Anand.
As a foreign private issuer, we are permitted to follow home country corporate governance practices subject to the NYSE corporate governance listing standard. Following our listing, we will rely on home country practice in Bermuda to be exempted from certain of the corporate governance requirements of the NYSE. See “ – Foreign Private Issuer Exemption”. Each committee’s members and functions are described below.
Our Board of Directors will continue as our Board of Directors upon effectiveness of the Redomiciliation.
Committees
Audit Committee
We have established an audit committee (the “Audit Committee”) comprising two members: Peter Graham Read and Erik Bartnes. The Audit Committee is chaired by Peter Graham Read. Neither of the members of the Audit Committee have been previous partners or directors of our external auditor KPMG within the last 12 months or hold, or have held, any financial interest in KPMG within the last ten years.
The members of the Audit Committee are independent of us and shall serve while they remain on the Board of Directors or until the members of the Board of Directors decide otherwise or the members wish to retire from their role as a member of the Audit Committee.
The Audit Committee reports and makes recommendations to the Board of Directors, but the Board of Directors retains responsibility for implementing such recommendations.

It was resolved by the shareholders at the 2023 annual general meeting that the annual fee to the chair of the Audit Committee for the period from the 2023 annual general meeting to the 2024 annual general meeting is $10,000 and the annual fee for a member of the Audit Committee for the period from the 2023 annual general meeting to the 2024 annual general meeting is $5,000. The total amount paid to members of the Audit Committee as remuneration for their work on our Audit Committee in 2023 was $15,000.
Remuneration Committee
We have established a remuneration committee (the “Remuneration Committee”) comprising two members: Andreas Sohmen-Pao and Erik Bartnes. The Remuneration Committee is chaired by Andreas Sohmen-Pao.
The members of the Remuneration Committee shall serve while they remain on the Board of Directors, or until the members of the Board of Directors decide otherwise or wish to retire from their role as member of the Remuneration Committee.
The primary purpose of the Remuneration Committee is to assist the Board of Directors in discharging its duty relating to determining management’s compensation. The Remuneration Committee reports and makes recommendations to the Board of Directors, but the Board of Directors retains responsibility for implementing such recommendations. Any remuneration to be paid to the members of the Remuneration Committee is to be decided at the annual general meeting.
It was resolved by the shareholders at the 2023 annual general meeting that the annual fee to the chair of the Remuneration Committee for the period from the 2023 annual general meeting to the 2024 annual general meeting is $10,000 and the annual fee for a member of the Remuneration Committee for the period from the 2023 annual general meeting to the 2024 annual general meeting is $5,000. The total amount paid to members of the Remuneration Committee as remuneration for their work on our Remuneration Committee in 2023 was $15,000.
Nomination Committee
We have established a nomination committee (the “Nomination Committee”) comprising three members: Sophie Smith, Bjarte Bøe and Elaine Yew Wen Suen. The Nomination Committee is chaired by Sophie Smith.
Sophie Smith. Ms. Smith joined BW Group in August 2021 as the Chief Human Resources Officer. Prior to joining BW Group, she worked at Experian, where she most recently held the role of HR Director, Asia Pacific. Originally from the UK, Ms. Smith started her career at Rolls-Royce and moved into HR leadership roles at 3i and Natwest. Ms. Smith graduated from Durham University with a first class honours degree in Geography. She is a member of the Chartered Institute of Personnel and Development. Ms. Smith has been chair of the Nomination Committee since May 2022.
Bjarte Bøe. Mr. Bøe has over 30 years of experience in the finance industry. He currently serves as a director of Hermitage Offshore, a NYSE listed company and Agera Venture, a Norwegian venture capital company. Mr. Bøe is a member of the Nomination Committee of BW Offshore Limited. Mr. Bøe is chair of the Investment Committee at SEB Venture Capital, a subsidiary of Skandinaviska Enskilda Banken AB (publ), a Nordic financial services group, where from 1995 to June 2019, he held a range of management positions. Mr. Bøe has been a member of the Nomination Committee since May 2020.
Elaine Yew Wen Sue. Ms. Yew is a Senior Partner in Egon Zehnder, one of the world’s largest executive search and talent strategy firm. Ms. Yew’s focus is on CEO and C-suite succession planning, and board effectiveness. Ms. Yew also advises clients on CEO development, top team effectiveness, and organizational culture. Before joining the firm, Ms. Yew led an industry change program while at Global Freight Exchange, the world’s first Internet-based global marketplace for air cargo. Prior to that, Ms. Yew was Executive Director with Goldman Sachs in the European Equities Division and was a Consultant with Monitor Company. Ms. Yew started her career with the Singapore Economic Development Board, helping Singapore companies develop their presence in Indochina and Myanmar in the early 1990s. Ms. Yew currently serves on the Board of Trustees of the National University of Singapore and chairs the Industry Advisory Board of NUS’ Centre for Future-Ready Graduates. Ms. Yew also serves on the Board of Governors of the Convent of the Holy Infant Jesus group of schools in Singapore, the Board of Workforce Singapore and the Advisory Board of Women’s Forum Singapore.

Ms. Yew is also a member of the Asia Advisory Board of Allianz and sits on the board of The Majurity Trust and chairs the Tangent Initiative. Ms. Yew has a BA with Honours in English and Drama from the University of Kent and an MBA from INSEAD in Fontainebleau, France. Ms. Yew has been a member of the Nomination Committee since May 2020.
The members of our Nomination Committee are not members of the Board of Directors. The chair of the Nomination Committee is employed by BW Group Limited and holds positions on committees in other companies wherein BW Group Limited has a significant ownership interest. The two other members are not employed by BW Group Limited, but both hold positions on committees in other companies wherein BW Group Limited has a significant ownership interest.
The members of the Nomination Committee shall serve until the shareholders in general meeting determines otherwise, or they wish to retire from their role as member of the Nomination Committee.
The purpose of the Nomination Committee is for the committee to assist the Board of Directors in evaluation of operational effectiveness and suitability and to be responsible for Board of Directors succession plans by nominating candidates for the election as directors and as chair of the Board of Directors and for nominating members of the Nomination Committee as well as making recommendations for remuneration of these persons.
It was resolved by the shareholders at the 2023 annual general meeting that the annual fee to a member of the Nomination Committee for the period from the 2023 annual general meeting to the 2024 annual general meeting is $2,500. The total amount paid to members of the Nomination Committee as remuneration for their work on our Nomination Committee in 2023 was $7,500.
Code of Conduct and Ethics (“Code of Conduct”)
We have a Code of Conduct that covers a range of matters including, but not limited to, our policies on anti-harassment, anti-bribery and anti-corruption, whistleblowing, insider trading, conflict of interest, sanctions, anti-trust, and data ethics. Our Code of Conduct is available on our website.
Duties of Directors
Our Bye-laws provide that our business is to be managed by our Board of Directors. Under Bermuda law, members of the board of directors of a Bermuda company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfil the duties of their office honestly. This duty includes the following essential elements:
•	a duty to act in good faith in the best interests of the company;
•	a duty not to make a personal profit from opportunities that arise from the office of director;
•	a duty to avoid conflicts of interest; and
•	a duty to exercise powers for the purpose for which such powers were intended.
The Bermuda Companies Act imposes a duty on directors of a Bermuda company to act honestly and in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the Bermuda Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Directors and officers generally owe fiduciary duties to the company, and not to the company’s individual shareholders.
Foreign Private Issuer Exemption
In general, under the NYSE corporate governance standards, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the NYSE, subject to certain exceptions. Accordingly, we intend to follow certain corporate governance practices of our home country, Bermuda, in lieu of certain of the corporate governance requirements of the NYSE. A brief summary of those differences is provided below.

Independence of directors. The NYSE requires that a listed U.S. company maintain a majority of independent directors. As permitted under Bermuda law and our Bye-laws, our Board of Directors will be composed of five members at the completion of this listing, of whom four qualify as “independent” under the listing standards of the NYSE.
Audit committee. The NYSE requires, among other things, that a listed NYSE U.S. company have an audit committee of at least three members all of whom must be independent in accordance with Rule 10A-3 under the Exchange Act and an audit committee charter specifying certain specific duties and obligations of the audit committee. Consistent with our status as a foreign private issuer and the jurisdiction of our incorporation (Bermuda), our audit committee consists of two members (who are independent under the NYSE listing standards and U.S. securities laws relating to audit committees) and we will rely on home country practice in Bermuda to be exempt from certain of the corporate governance requirements of the NYSE, including the requirement to have three audit committee members.
Compensation committee. The NYSE requires that a listed NYSE U.S. company have a compensation committee of independent directors and a compensation committee charter specifying the purpose, duties and evaluation procedures of the compensation committee. We will rely on home country practice in Bermuda to be exempted from certain of the corporate governance requirements of the NYSE, such that we will not be amending the composition of our current Remuneration Committee.
Nominating and governance committee. The NYSE requires that a listed NYSE U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. We will rely on home country practice in Bermuda to be exempted from certain of the corporate governance requirements of the NYSE, although we currently have a Nomination Committee responsible for the Board of Directors succession plans by nominating candidates for the election as directors and as chair of the Board of Directors and for nominating members of the Nomination Committee, as well as making recommendations for remuneration of these persons.
Shareholder Approval. The NYSE requires that a NYSE-listed company obtain shareholder approval for, among other things, the issuance of shares (i) in connection with the acquisition of stock or assets of another company; (ii) when it would result in a change of control; (iii) when a share option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which shares may be acquired by officers, directors, employees, or consultants; or (iv) in connection with a transaction (other than a public offering) involving the sale, issuance or potential issuance of shares at a price less than market value. Our Bye-laws, consistent with our status as a foreign private issuer and the jurisdiction of our incorporation (Bermuda), do not require shareholder approval for issuances of shares in the foregoing circumstances.
Corporate governance guidelines. The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things, director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Bermuda law and we have not adopted such guidelines. In general, we have aligned our corporate governance practices with the Norwegian Code of Practice for Corporate Governance dated October 14, 2021 issued by the Norwegian Corporate Governance Board.
If at any time we cease to be a “foreign private issuer” under the rules of the NYSE and the Exchange Act, as applicable, our Board of Directors will be required to take all action necessary to comply with the NYSE corporate governance rules.
Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all the NYSE corporate governance standards. See “Item 10. Additional Information – A. Share Capital”.
In addition, as a foreign private issuer, we will not be subject to the following requirements under U.S. securities laws applicable to domestic issuers:
•	The requirement to file quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders.

•	The requirement to file reports on Form 8-K disclosing significant events within four business days of their occurrence.
•	The disclosure requirements of Regulation FD.
•	Section 16 rules regarding sales of common shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.
D. Employees
As at December 31, 2023, we had a global headcount of 5,040 colleagues, consisting of 271 full-time onshore employees representing 29 nationalities of which 134 are based in Singapore, 97 in Copenhagen, 15 in Houston, 12 in Dubai, 10 in Mumbai and three in Monaco, 2,304 seafarers representing 22 nationalities employed on internally managed Hafnia Vessels, and 2,465 seafarers employed through external technical managers on externally managed Hafnia Vessels. Our seafarers are—directly through our subsidiaries or through external technical managers—covered by a number of collective bargaining agreements which are renewed and renegotiated from time to time.
People are our most important asset, and we are committed to a motto of zero harm to our people, the environment, cargo and property. We aim to continuously improve and evolve our procedures for mitigating hazards to our employees and the environment in the maritime industry.
We aim to create a fair, safe and inclusive work environment, where everyone is encouraged and supported to achieve their full potential. We do this through extensive training at all levels and implementing our CARE (Collaborative, Ambitious, Reliable, Enduring) values to ensure our employee’s physical and mental health and safety and by helping underrepresented individuals overcome the challenges they face in our sector.
We are committed to cultivating and preserving a culture of DIBE (Diversity, Inclusion, Belonging and Equity). We want our employees to feel valued, inspired, fulfilled, and fairly treated at work. We strive to create a working environment where people feel that they are included and belong. We invite diverse thoughts, ideas and perspectives and we strive to make sure people can be their true self at work.
E.	Share Ownership
See the above section in this Item 6: “B. Compensation. – Long-Term Incentive Plan” and “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”.
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
We have nothing to disclose in response to this item.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders
The following table presents the beneficial ownership of our common shares as at December 31, 2023, for:
•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;
•	each of our executive officers and members of our Board of Directors; and
•	all of our executive officers and members of our Board of Directors as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Except as otherwise indicated, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common shares shown as beneficially owned by them.
The percentage of beneficial ownership for the following table is based on 510,157,851 common shares outstanding (excluding treasury shares) as at March 25, 2024. Options to purchase shares that are exercisable within 60 days are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.
Unless otherwise indicated, the contact address for each listed shareholder is 10 Pasir Panjang Road, #18-01, Mapletree Business City, Singapore 117438.
	Number of Common shares Beneficially Owned	Percentage of Common shares Beneficially Owned
Executive Officers and Board Members
Mikael Øpstun Skov, Chief Executive Officer	*	*
Petrus Wouter Van Echtelt, Chief Financial Officer	*	*
Andreas Sohmen-Pao, Chair	220,106,112	43%
Erik Bartnes, Director	*	*
Donald John Ridgway, Director
Peter Graham Read, Director
Su Yin Anand, Director
All Executive Officers and Board Members as a Group (7 individuals)	224,607,976	44%
5% Shareholders
BW Group Limited	220,106,112	43%
*	Represents ownership of less than 1% of our outstanding common shares.
B.	Related Party Transactions
Our largest shareholder is BW Group Limited. BW Group Limited is owned by a company controlled by corporate interests associated with the Sohmen family. Our chair, Andreas Sohmen-Pao, is a member of the Sohmen family.
We are not affiliated with any other entities in the shipping industry other than those that are members of the BW Group.
From time to time, we enter into agreements with BW Group Limited and companies within the BW Group and other related parties. We may enter into transactions with BW Group Limited and companies within the BW Group and other related parties from time to time in the future.
We describe below transactions and series of similar transactions, currently in place or currently proposed, to which we were a party or will be a party, which are considered material for our operations or where the amounts involved per annum exceed or will exceed $100,000.

Other than as described below, there is not currently, nor are there any currently proposed, transactions or series of similar transactions meeting these criteria to which we have been or will be a party.
Shareholder Rights Agreement
We intend to enter into a shareholder rights agreement with BW Group, pursuant to which we will grant certain rights to BW Group and their affiliates and certain of their transferees. The form of such shareholder rights agreement has not been finalised, however we expect the agreement to include the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act our common shares held by them, including, but not limited to, by way of certain demand registration rights, including the right to require us to file a shelf registration statement registering secondary sales of our common shares held by BW Group and their affiliates and certain of their transferees if such form is available to us, as well as certain piggyback registration rights in respect of common shares held by them in connection with registered offerings initiated by us.
Corporate Services Agreement
We have entered into a corporate services agreement (the “Corporate Services Agreement”) with BW Maritime Pte. Ltd. (“BW Maritime”), a subsidiary of BW Group Limited. Under this Corporate Services Agreement, BW Maritime provides certain services to us. These services include provision of rent of office space and facilities, communications and branding, quality and risk management services, tax services, legal services, corporate secretarial services, information technology services, insurance agency services, and internal audit services. Further, BW Group Limited is providing certain risk coverage services to us.
The Corporate Services Agreement may be terminated by either party serving the required notice period as set forth in the respective area of service or if it is silent not less than 180 days’ written notice.
The Corporate Services Agreement is renewed each year and has been renewed for services with effect from January 1, 2024.
Share lending agreements
On January 27, 2022, we entered into a share lending agreement with BW Group Limited for the purpose of facilitating settlement of our acquisition of Chemical Tankers Inc., whereby we borrowed 19,481,168 shares in Hafnia from BW Group Limited to be delivered to the shareholders of Chemical Tankers Inc. as part of the consideration in the transaction. We have thereafter issued new shares which have been delivered to BW Group. As consideration for the loan of the shares, BW Group received a fee from us of 0.40% per cent per annum from the date of the share lending agreement until the day the new shares were admitted to trading on Oslo Børs.
In connection with our private placement of shares launched and completed on May 4, 2022, we entered into a share lending agreement with BW Group Limited (as lender) and SEB Corporate Finance, Skandinaviska Enskilda Banken AB (“SEB”) (as co-manager and joint bookrunner for the private placement of shares). Pursuant to the share lending agreement, SEB (on behalf of the co-managers and joint bookrunners) borrowed 37,600,000 shares in Hafnia from BW Group Limited to be delivered to subscribers in the private placement. We have thereafter issued new shares which have been delivered to SEB and subsequently delivered to BW Group. As consideration for the loan of the shares, BW Group received a fee from us of 0.40% per cent per annum for the period from the date shares were transferred from BW Group to SEB until the day BW Group received the new shares.
On August 26, 2022, February 28, 2023 and December 20, 2023, we entered into additional share lending agreements with BW Group Limited. These share lending agreements were entered into by us to ensure that we could promptly deliver existing shares to employees exercising their vested options under LTIP 2019, LTIP 2020 and LTIP 2021, as applicable. We have redelivered the borrowed shares to BW Group by issuing new shares at a subscription price of $0.01 per share. These shares were issued on September 2, 2022, March 1, 2023, and January 2, 2024 for the share lending agreements entered into on August 26, 2022, February 28, 2023, December 20, 2023, respectively.
We may enter into similar share lending agreements with BW Group Limited or other shareholders in the future.

Directors and executive management
Remuneration of our directors and executive management is disclosed in “Item 6. Directors, Senior Management and Employees – B. Compensation of Directors and Executive Officers”.
C.	Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information
Financial Statements
See “Item 17. Financial Statements” which contains our financial statements prepared in accordance with IFRS.
Legal Proceedings
See “Item 4. Information on the Company – B. Business Overview – Business – Legal Proceedings”.
Dividend Policy
Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under our Bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our Board of Directors, subject to any preferred dividend right of the holders of any preference shares.
We intend to pay dividends in amounts that will allow us to retain sufficient liquidity to fund our obligations as well as execute our business plan going forward. Furthermore, we have in place a number of financing agreements which include covenants that would restrict our ability, without the prior consent of the lenders, to distribute dividends if we are not in compliance with certain financial covenants or have existing events of default. See “Item 3. Key Information – D. Risk Factors – Risks Related to this Listing and Ownership of Our Common Shares” for a discussion of risks related to our ability to pay dividends.
We updated our dividend policy in November 2022 to better align our dividend payout strategy with our overall financial performance. Beginning Q4 of 2022, we target a quarterly payout ratio of net profit, adjusted for extraordinary items, of:
Net loan to value	Payout of net profit (%)
Above 40%	50
Above 30% but equal to or below 40%	60
Above 20% but equal to or below 30%	70
Equal to or below 20%	80
Net loan-to-value is calculated as vessel bank and finance lease debt (excluding debt for vessels sold but pending legal completion), debt from the pool borrowing base facilities less cash and working capital advanced to the external pool participants, divided by broker vessel values (100% owned vessels).
The final amount of dividend is decided by the Board of Directors. In addition to cash dividends, we may buy back shares as part of our total distribution to shareholders.
In deciding whether to declare a dividend and determining the dividend amount, the Board of Directors will, in addition to the net loan-to-value, take into consideration our capital structure and capital requirements, our liquidity position, financial condition, general business condition, any legal restrictions, our capital expenditure plans and market outlook. Additionally, the Board of Directors will consider any restrictions under borrowing arrangements or other contractual arrangements in place at the time.
There can be no assurance that a dividend will be declared in any given year. If a dividend is declared, there can be no assurance that the dividend amount or yield will be as contemplated above.
Comparison between current and previous dividend policy
Our current dividend policy was adopted with effect from Q4 of 2022.
Our previous dividend policy had a targeted 50% payout ratio and did not include a procedure for any potential increase in the payout ratio. Comparatively, our current dividend policy has a baseline payout ratio of 50% but allows for a potential increase to 80% payout ratio should we reach certain leverage ratio targets. This allows us to provide shareholders with increased returns during periods of reduced debt.
In the beginning of 2022, our net loan to value ratio was relatively high, however, with improved market conditions in 2022 as further detailed in “Item 5. Operating and Financial Review and Prospects” our earnings improved significantly, and asset prices increased accordingly. The higher operating cashflows were used to strengthen our balance sheet through allowing us to make unscheduled repayments of borrowings. Therefore, while we increased our overall borrowings in the financial year ended December 31, 2022 compared to the financial year ended December 31, 2021, mainly due to borrowings incurred in connection with the CTI Transaction and our acquisition of 12 vessels from Scorpio, both as described in “Item 4. Information on the Company – A. History and Development of the Company”, our unscheduled repayments led to a lower level of borrowings at the end of 2022 than if we had not made such unscheduled repayments. On this basis, our Board of Directors decided to revise our dividend policy to allow for greater shareholder returns while safeguarding our financial stability.
The following table sets forth our dividend payout ratio for each quarter of the years ended December 31, 2021, 2022 and 2023 where we declared a dividend. We did not declare any dividend in 2021 as we recorded a net loss in each quarter of 2021. For the periods where a dividend was declared, the Board of Directors did not find it necessary to make any adjustments when determining the amounts of dividends to be paid out.
Financial period	Net loan to value	Payout Ratio (%)
Previous dividend policy applied
Q1 2022	64.0%	50%
Q2 2022	55.7%	50%
Q3 2022	43.0%	50%
Current dividend policy applied
Q4 2022	37.2%	60%
Q1 2023	31.4%	60%
Q2 2023	30.1%	60%
Q3 2023	27.4%	70%
Q4 2023	26.3%	70%
Had the Company’s dividend policy been in effect from the beginning of 2022 and thus applied to all quarters of 2022 rather than only to Q4, it would not have resulted in any change to the dividend payments in Q1, Q2 and Q3 of 2022. The net loan to value ratio at the end of each of Q1, Q2 and Q3 of 2022 was above 40% which, under our current dividend policy, would lead to a payout ratio of 50%, the same payout ratio as determined by the previous dividend policy.
Vessel values’ impact on net loan-to-value
One of the factors impacting our net loan-to-value computations and thereby impacting the dividend payable under our dividend policy is the value of our Hafnia Vessels. During 2022, market conditions improved as further detailed in “Item 5. Operating and Financial Review and Prospects” and our earnings and asset values increased accordingly.
The following table isolates the effects of vessel value changes in our computation of our net loan-to-value by including a computation of net loan-to-value presuming that vessel values remained constant after December 31, 2021 or after the date of our acquisition of the vessel, if that date was after December 31, 2021. All other variables in the computation of the net loan-to-value have been kept unchanged. To clarify the changes in ‘stable vessel values’, the table includes a description of vessel transactions in each quarter.
		Total value of Hafnia Vessels			Net loan to value			Payout Ratio
Hafnia Vessels as at:	Vessel transactions since last quarter(1)	Actual vessel values(2) (US$ millions)	Stable vessel values(3) (US$ millions)	Difference (US$ millions)	Actual vessel values	Stable vessel values(4)	Difference (percentage points)	Net loan to value calculated based on actual vessel values	Net loan to value calculated based on stable vessel values(4)	Difference (percentage points)
December 31, 2021	—	1,919.8	1,919.8	—	57.0%	57.0%	—	N/A(5)	N/A(5)	N/A(5)
End of Q1 2022	Acquired 38 vessels. Divested 9 vessels.	2,818.5	2,768.6	(49.9)	64.0%	65.2%	1.2	N/A(5)	N/A(5)	N/A(5)
End of Q2 2022	Acquired 6 vessels. Divested 5 vessels.	3,355.9	2,922.1	(433.8)	55.7%	64.0%	8.3	N/A(5)	N/A(5)	N/A(5)
End of Q3 2022	Acquired 0 vessels. Divested 4 vessels.	3,788.7	2,891.0	(897.7)	43.0%	56.4%	13.4	N/A(5)	N/A(5)	N/A(5)

		Total value of Hafnia Vessels			Net loan to value			Payout Ratio
Hafnia Vessels as at:	Vessel transactions since last quarter(1)	Actual vessel values(2) (US$ millions)	Stable vessel values(3) (US$ millions)	Difference (US$ millions)	Actual vessel values	Stable vessel values(4)	Difference (percentage points)	Net loan to value calculated based on actual vessel values	Net loan to value calculated based on stable vessel values(4)	Difference (percentage points)
End of Q4 2022	Acquired 0 vessels. Divested 0 vessels.	3,967.5	2,891.0	(1.076.5)	37.2%	51.0%	13.8	60.0%	50.0%	(10.0)

End of Q1 2023	Acquired 0 vessels. Divested 5 vessels.	3,899.7	2,827.2	(1,072.5)	31.4%	43.3%	11.9	60.0%	50.0%	(10.0)
End of Q2 2023	Acquired 2 vessels. Divested 1 vessels.	3,974.2	2,898.9	(1,075.3)	30.1%	41.2%	11.1	60.0%	50.0%	(10.0)
End of Q3 2023	Acquired 1 vessels. Divested 0 vessels.	4,028.8	2,932.0	(1,096.8)	27.4%	37.7%	10.3	70.0%	60.0%	(10.0)
End of Q4 2023	Acquired 1 vessels. Divested 0 vessels.	4,214.4	2,967.0	(1,247.4)	26.3%	37.4%	11.1	70.0%	60.0%	(10.0)
(1)
For the purpose of this table, vessel acquisitions are considered completed on the date of delivery and vessel divestments are considered completed on the earlier of the date of delivery and the date when the vessel was reclassified to asset for sale, where applicable.

(2)	‘Actual vessel values’ is used here to refer to the value of the Hafnia Vessels as determined by the average independent broker valuations of each vessel received by us each quarter.
(3)
‘Stable vessel values’ is used here to refer to the value of the Hafnia Vessels assuming (i) that vessels owned or leased under SLBs as at December 31, 2021 did not increase or decrease in value after that date and (ii) that any vessels purchased by Hafnia are valued at their purchase price and did not increase or decrease in value after the acquisition date.

(4)
Net loan to value calculations based on 'stable vessel values’ assuming all other variables in the computation of the net loan-to-value have been keptunchanged, including disregarding any cash which would have been retained as a result of lower dividend payout ratios in previous quarters.

(5)	Our previous dividend policy applied for these quarters and therefore our dividend payout ratio was not affected by our net loan to value.
The table shows that had vessel values remained constant after December 31, 2021 or after the date of our acquisition of the vessel, if that date was after December 31, 2021, our net loan-to-value would have been 8 to 14 percentage points higher than the actual net loan-to-value for Q2 2022 and each subsequent quarter of 2022 and 2023.
This higher net loan-to-value would have led to a reduction of our dividend payout ratio by 10 percentage points for eachquarter where our new dividend policy applied (i.e. Q4 of 2022 and each subsequent quarter). This is however based on all othervariables of the net loan-to-value computation being kept unchanged, including disregarding any cash which would have beenretained as a result of lower dividend payout ratios in previous quarters.
B.	Significant Changes
A discussion of the significant changes in our business can be found under “Item 4. Information on the Company – A. History and Development of the Company” and “Item 4. Information on the Company – B. Business Overview”.

ITEM 9.	THE OFFER AND LISTING
Our common shares have traded on Oslo Børs since April 30, 2020, under the symbol HAFNI, and on the OTC Markets Group Inc. (“OTCQX”) under the symbol HAFNF. On March 25, 2024, the closing price of our common shares on Oslo Børs was NOK 75.65 per share.
A.	Offering and Listing Details
We are not offering any shares for sale in primary or secondary offerings.
We intend to apply to have our common shares listed on the NYSE under the symbol “HAFN”. For a description of the rights of our common shares, see “Item 10. Additional Information – A. Share Capital”.
B.	Plan of Distribution
Not applicable.
C.	Markets
Our common shares have traded on Oslo Børs under the symbol “HAFNI” since April 30, 2020 and on the OTCQX under the symbol “HAFNF”. As at March 25, 2024, we had 510,157,851 common shares issued and outstanding.
We are filing this Registration Statement on Form 20-F in anticipation of the listing of our common shares on NYSE. Prior to this anticipated listing, our shares have not been listed on a major U.S. exchange and U.S. trading of our shares in the United States has been limited to trading on the OTCQX. We cannot assure you that an active trading market will develop for our common shares in the United States.
To facilitate transfers of our common shares between NYSE and Oslo Børs, we have amended the registration structure for our common shares so that all common shares are primarily held and settled within The Depository Trust Company (“DTC”) in the United States and secondarily held and settled in the VPS through a Central Securities Depository (“CSD”) link (the “Conversion”). A CSD link structure allows the VPS to give shareholders of our previously issued common shares, as well as any common shares offered by us in future offerings access to such common shares maintained in the DTC and vice versa. Consequently, following the Conversion, our common shares will be able to be moved between the DTC and VPS to enable trading between NYSE and Oslo Børs.
If investors trade and sell their common shares from the NYSE to Oslo Børs, a corresponding number of beneficial interests in the common shares in the Company will be added to the deposit of beneficial share ownership rights with DNB Bank ASA (as the registrar for the Company’s registration of the common shares in the VPS) (the “VPS Registrar”) keeps in custody, through a series of custodian accounts in the DTC, and the VPS Registrar will register and make the Company’s common shares tradeable in the VPS, whereas the selling U.S. investor’s corresponding account in the DTC will be debited.
Norwegian Securities Laws
Set out below is a summary of certain aspects of securities trading in Norway and the possible implications for shareholders of owning shares in a company that is trading on the Oslo Børs in addition to trading on the NYSE. Shareholders, whether they trade their shares through NYSE or Oslo Børs, who wish to clarify the aspects of securities trading in Norway and/or its impact on shareholders trading their shares in the United States should consult with and rely upon their own advisors.
The summary is based on the rules and regulations in force in Norway as at the date of this Registration Statement, which may be subject to changes occurring after such date. This summary does not purport to be a comprehensive description of securities trading in Norway.
Introduction
Oslo Børs is together with Euronext Expand the only regulated market for securities trading in Norway, being part of Euronext and operated by Oslo Børs ASA. Oslo Børs ASA is 100% owned by Euronext Nordics Holding AS, a holding company established by Euronext N.V. Euronext is a pan-European stock exchange with its registered office in Amsterdam and corporate headquarters at La Défense in Greater Paris. Euronext owns seven regulated markets across Europe, including Amsterdam, Brussels, Dublin, Lisbon, Milan, Oslo and Paris.

Information, control and surveillance
Under Norwegian law, Oslo Børs is required to perform a number of surveillance and control functions. The Surveillance and Corporate Control unit of Oslo Børs monitors all market activity on a continuous basis. Market surveillance systems are largely automated, promptly warning department personnel of abnormal market developments.
The Financial Supervisory Authority of Norway controls the issuance of securities in both the equity and bond markets in Norway and evaluates whether the issuance documentation contains the required information and whether it would otherwise be unlawful to carry out the issuance.
Under Norwegian law, a company that is listed on a Norwegian regulated market, or has applied for listing on such market, must promptly release any inside information directly concerning the company (i.e., any information of a precise nature relating directly or indirectly to financial instruments, the issuer thereof or other matters which are likely to have a significant effect on the price of the relevant financial instruments or related financial instruments, and which has not been made public or is commonly known in the market). However, a company may delay the release of such information in order not to prejudice its legitimate interests, provided that it is able to ensure the confidentiality of the information and that the delayed release would not be likely to mislead the public. The Oslo Børs may levy fines on companies violating these requirements.
Disclosure obligations
If a person’s, entity’s or consolidated group’s proportion of the total issued shares and/or rights to shares in a company listed on a regulated market in Norway (with Norway as its home state, which will be the case for the Company) reaches, exceeds or falls below the respective thresholds of 5%, 10%, 15%, 20%, 25%, 1/3, 50%, 2/3 or 90% of the share capital or the voting rights of that company, the person, entity or group in question has an obligation under the Norwegian Securities Trading Act to notify Oslo Børs and the issuer immediately. The same applies if the disclosure thresholds are passed due to other circumstances, such as a change in the company’s share capital.
In addition, our Bye-laws require shareholders to make such notifications to the Company regarding their interest in securities in the Company as they are required to make under all applicable rules and regulations to which the Company is subject. See “Item 10. Additional Information – B. Memorandum of Association and Bye-laws” for more information on the disclosure obligations set forth in our Bye-laws.
Insider Trading
According to Norwegian law, subscription for, purchase, sale, exchange or other acquisitions or disposals of financial instruments that are listed, or subject to the application for listing, on a Norwegian regulated market, or incitement to such dispositions, must not be undertaken by anyone who has inside information and thereby uses that information, as defined in Article 7 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse, and as implemented in Norway in accordance with Section 3-1 of the Norwegian Securities Trading Act. The same applies to the entry into, purchase, sale or exchange of options or futures/forward contracts or similar rights (including financial derivatives) whose value or price either depends on or has an effect on the price or value of such financial instruments or incitement to such dispositions.
Mandatory Offer Requirements
The Norwegian Securities Trading Act requires any person, entity or consolidated group that becomes the owner of shares representing more than one-third (or more than 40% or 50%) of the voting rights of a company listed on a Norwegian regulated market (with the exception of certain foreign companies) to, within four weeks, make an unconditional general offer for the purchase of the remaining shares in that company. A mandatory offer obligation may also be triggered where a party acquires the right to become the owner of shares that, together with the party’s own shareholding, represent more than one-third (or more than 40% or 50% as applicable) of the voting rights in the company and Oslo Børs decides that this is regarded as an effective acquisition of the shares in question.
The mandatory offer obligation ceases to apply if the person, entity or consolidated group sells the portion of the shares that exceeds the relevant threshold within four weeks of the date on which the mandatory offer obligation was triggered.

When a mandatory offer obligation is triggered, the person subject to the obligation is required to immediately notify the Oslo Børs and the company in question accordingly. The notification is required to state whether an offer will be made to acquire the remaining shares in the company or whether a sale will take place. As a rule, a notification to the effect that an offer will be made cannot be retracted. The offer and the offer document required are subject to approval by the Oslo Børs before the offer is submitted to the shareholders or made public.
The offer price per share must be at least as high as the highest price paid or agreed by the offeror for the shares in the six-month period prior to the date the threshold was exceeded. If the acquirer acquires or agrees to acquire additional shares at a higher price prior to the expiration of the mandatory offer period, the acquirer is obliged to restate its offer at such higher price. A mandatory offer must be in cash or contain a cash alternative at least equivalent to any other consideration offered.
In case of failure to make a mandatory offer or to sell the portion of the shares that exceeds the relevant threshold within four weeks, Oslo Børs may force the acquirer to sell the shares exceeding the threshold by public auction. Moreover, a shareholder who fails to make an offer may not, as long as the mandatory offer obligation remains in force, exercise rights in the company, such as voting in a general meeting, without the consent of a majority of the remaining shareholders. However, the shareholder may exercise his/her/its rights to dividends in the event of a share capital increase. If the shareholder neglects his/her/its duty to make a mandatory offer, Oslo Børs may impose a cumulative daily fine that runs until the circumstance has been rectified.
Any person, entity or consolidated group that owns shares representing more than one-third of the votes in a company listed on a Norwegian regulated market (with the exception of certain foreign companies) is obliged to make an offer to purchase the remaining shares of the company (repeated offer obligation) if the person, entity or consolidated group through acquisition becomes the owner of shares representing 40%, or more of the votes in the company. The same applies correspondingly if the person, entity or consolidated group through acquisition becomes the owner of shares representing 50% or more of the votes in the company. The mandatory offer obligation ceases to apply if the person, entity or consolidated group sells the portion of the shares which exceeds the relevant threshold within four weeks of the date on which the mandatory offer obligation was triggered.
Any person, entity or consolidated group that at the time of listing of the company had a shareholding above any of the above-mentioned thresholds may increase its shareholding up to the next applicable threshold (if any) without triggering the mandatory bid obligation.
Any person, entity or consolidated group that following listing of the company has passed any of the above-mentioned thresholds in such a way as not to trigger the mandatory bid obligation and has therefore not previously made an offer for the remaining shares in the company in accordance with the mandatory offer rules is, as a main rule, obliged to make a mandatory offer in the event of a subsequent acquisition of shares in the company.
D.	Selling Shareholders
Not applicable.
E.	Dilution
Not applicable.
F.	Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital
The following description of our share capital summarises certain provisions of our Memorandum of Association and Bye-laws. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Memorandum of Association and Bye-laws, a copy of which has been filed as Exhibits 1.1 and 1.2, respectively, to this Registration Statement. Prospective investors are urged to read the exhibits for a complete understanding of our Memorandum of Association and Bye-laws.
General
There have been no bankruptcy, receivership or similar proceedings with respect to us or our subsidiaries.
There have been no public takeover offers by third parties for our shares nor any public takeover offers by us for the shares of another company which have occurred during the last or current financial years.
We intend to apply to list our common shares on the NYSE under the symbol “HAFN”.
Initial settlement of our common shares will take place on the completion date of this listing through the DTC in accordance with its settlement procedures for equity securities registered through the DTC’s book-entry transfer system. Each person beneficially owning common shares registered through the DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the common shares.
Share Capital
Our authorised share capital of $7,500,000 consists of 750,000,000 common shares, par value $0.01 per share of which 510,251,747 shares have been issued and fully paid up. As at March 25, 2024, there were 510,157,851 common shares issued and outstanding, and no preference shares issued and outstanding. As at the date of this Registration Statement, we have only one class of issued common shares, which have identical rights in all respects and rank equally with one another. All of our issued and outstanding common shares are fully paid. As at December 31, 2023, we held 2,626,651 shares in treasury. As at March 25, 2024, we held 93,896 shares in treasury.
Pursuant to our Bye-laws, subject to any resolution of the shareholders to the contrary, our Board of Directors is authorised to issue any of our authorised but unissued common shares and our Board of Directors is authorised to issue any of our authorised but unissued preference shares subject to obtaining prior shareholder approval for the issuance of such preference shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.
Common shares
Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our Bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.
In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and rateably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.
Preference Shares
Pursuant to Bermuda law and our Bye-laws, subject to obtaining prior shareholder approval for the issuance of such shares, our Board of Directors may, by resolution, establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the Board of Directors without any further shareholder approval. Such rights, preferences, powers and limitations, as may be established, could have the effect of discouraging an attempt to obtain control of the company.

The issuance of preference shares could have the effect of decreasing the trading price of our common shares, restricting dividends on our common shares, diluting the voting power of our common shares, impairing the liquidation rights of our common shares, or delaying or preventing a change in control of the Company.
Issuance of New Shares
Pursuant to our Bye-laws, subject to any resolution of the shareholders to the contrary, our Board of Directors is authorised to issue any of our authorised but unissued common shares and our Board of Directors is authorised to issue any of our authorised but unissued preference shares subject to obtaining prior shareholder approval for the issuance of such preference shares.
Subject to this, our Board of Directors may allot, issue or grant options over or otherwise dispose of new common shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose. Such rights are subject to any condition attached to such issue and the regulations of any stock exchange on which our common shares are listed, as well as U.S. federal and blue sky securities laws applicable to such issue.
For a reconciliation of the number of common shares outstanding through December 31, 2023, see the table in “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Equity”.
Derivative Financial Instruments
We have no derivative financial instruments other than the share options issued in relation to our LTIP.
Share Options
We operate an equity-settled, share-based long term incentive plan for our senior management and key employees (the LTIP, as further described in “Item 6. Directors, Senior Management and Executive Officers – B. Compensation of Directors and Executive Officers”). Under the LTIP, share options have been granted to senior management and certain key employees on March 22, 2023. See “Item 6.B – Compensation of Directors and Executive Officers – Long-term incentive share plan” for additional information about the LTIP.
Dividend Rights
Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under our Bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our Board of Directors, subject to any preferred dividend right of the holders of any preference shares.
After our dual listing, shareholders holding their shares through the NYSE will receive dividends in U.S. Dollars through our United States registrar. Shareholders holding their shares through the Oslo Børs will receive dividends in NOK through our Norwegian registrar. The currency in which each shareholder will receive its dividends will be determined as per the record date for the dividend distribution.
Shareholders holding their shares through the Oslo Børs will receive their dividends three days later than shareholders whose common shares are held through the NYSE. There will be a temporary halt in cross-border transactions for our common shares between the NYSE and the Oslo Børs in the period around the ex-date and record date for the dividend distribution.
Variation of Rights
If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 75% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Our Bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Transfer of Shares
Our Board of Directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that it is not fully paid. Our Board of Directors may refuse to register the transfer of any share and may direct the registrar and/or transfer agent of the Company to decline to register the transfer of any interest held through a Depository (as defined in our Bye-laws) where such transfer is not in accordance with certain interested party provisions as set forth in our Bye-laws or where such transfer would in the opinion of our Board of Directors be likely to result in 50% or more of the aggregate issued and outstanding share capital or shares of the Company to which are attached 50% or more of the votes of all issued and outstanding shares of the Company, being held or owned directly or indirectly by individuals or legal persons resident for tax purposes in Norway or alternatively such shares effectively connected to a Norwegian business activity, or the Company otherwise being deemed a Controlled Foreign Company as such term is defined pursuant to Norwegian tax legislation. Our Board of Directors may also refuse to recognise an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our Board of Directors shall reasonably require. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the form set out in our Bye-laws (or as near thereto as circumstances admit) or in such other common form as the board may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our Board of Directors may accept the instrument signed only by the transferor.
Where our shares are listed or admitted to trading on any appointed stock exchange, such as the NYSE or the Oslo Børs, they will be transferred in accordance with the rules and regulations of such exchange, subject to applicable laws.
B.	Memorandum of Association and Bye-laws
The following is a description of the material terms of our amended Bye-laws. The following descriptions of share capital and provisions of the Bye-laws are summaries and are qualified by reference to the Bye-laws, a copy of which is filed with the SEC as Exhibit 1.2 to this Registration Statement.
For information regarding the rights, preferences and restrictions attaching to our common shares, see the section titled “Item 10. Additional Information – A. Share Capital” above.
General
We are incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda (the “Registrar”) under registration number 49023. We were incorporated on April 29, 2014 under the name BW Pacific Limited, and we changed our name to BW Tankers Limited on February 13, 2018 and then to Hafnia Limited on January 16, 2019. Our registered office is located at c/o lnchona Services Limited, Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton, Pembroke, HM EX, Bermuda.
The objects of the company are unrestricted and the company has the capacity of a natural person. We can therefore undertake activities without restriction on our capacity.
General Meetings of Shareholders
Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year (the “annual general meeting”). However, the shareholders may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called. We have chosen not to waive the convening of an annual general meeting.
Bermuda law provides that a special general meeting of shareholders may be called by the Board of Directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our Bye-laws provide that our Board of Directors, the president of the company (if any) or the chair of the Company may convene an annual general meeting and the Board of Directors, the president of the company (if any) or the chair of the Company may convene a special general meeting. Under our Bye-laws, at least 14 clear days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. Notice of general meetings must specify the place, the day and hour of the meeting and in the case of special general meetings, the general nature of the business to be considered. The quorum required for a general meeting of shareholders is two or more persons present in person throughout the meeting and representing in person or by proxy in excess of 33% of all issued and outstanding common shares.
Access to Books and Records
Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented in the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Bermuda Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. A company is also required to file with the Registrar a list of its directors to be maintained on a register, which register will be available for public inspection subject to such conditions as the Registrar may impose and on payment of such fee as may be prescribed. However, Bermuda law does not provide a general right for shareholders to inspect or obtain copies of any other corporate records.
Election, Re-Election and Removal of Directors
Our Bye-laws provide that our board shall consist of three directors or such greater number as the shareholders may determine.
Any shareholder wishing to propose for election as a director someone who is not an existing director or is not proposed by our board must give notice of the intention to propose the person for election. Where a director is to be elected at an annual general meeting, that notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not 30 days before or after such anniversary the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made. Where a director is to be elected at a special general meeting, that notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made.
A director may be removed by the shareholders, provided notice of the shareholders meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.
Our Board of Directors or the shareholders in general meeting shall have the power, at any time and from time to time, to appoint any person to be a director either to fill a casual vacancy occurring as a result of the death, disability, disqualification or resignation of any director or as a result of an increase in the size of the board so long as the total number of directors shall not at any time exceed the maximum number (if any) fixed in accordance with our Bye-laws. See “Item 6. – Directors, Senior Management and Employees” for additional information regarding the powers of the Board of Directors.

Indemnification of Directors and Officers
Section 98 of the Bermuda Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favour or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Bermuda Companies Act.
Our Bye-laws provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, and that we may advance funds to our officers and directors for costs, charges and expenses incurred in their defence upon receipt of an undertaking to repay the funds if any allegation of fraud or dishonesty is proven. Subject to Section 14 of the Securities Act, which renders void any purported waiver of the provisions of the Securities Act, our Bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Bermuda Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such purpose.
We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.
Amendment of Memorandum of Association
Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders and our Bye-laws require that the resolution must include the affirmative vote of not less than two-thirds of the votes cast at the meeting. Our Bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our Board of Directors and by a resolution of our shareholders, which includes the affirmative vote of not less than 75% of the votes cast on the resolution.
Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Bermuda Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court of Bermuda. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favour of the amendment.
Amalgamations, Mergers and Business Combinations
The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s Board of Directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company. Our Bye-laws provide that a merger or an amalgamation that has been approved by the Board of Directors must only be approved by a simple majority of the votes cast at a general meeting of the shareholders at which the quorum shall be two or more persons present in person and representing in person or by proxy in excess of 33 1/3% of all issued and outstanding common shares.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favour of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.
Our Bye-laws contain provisions regarding “business combinations” with “interested shareholders”. Pursuant to our Bye-laws, in addition to any other approval that may be required by applicable law, any business combination with an interested shareholder within a period of three years after the date of the transaction in which the person became an interested shareholder must be approved by our board and authorised at an annual or special general meeting by the affirmative vote of at least 75% of our issued and outstanding voting shares that are not owned by the interested shareholder, unless: (i) prior to the time that the shareholder becoming an interested shareholder, our Board of Directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or (ii) upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our issued and outstanding voting shares at the time the transaction commenced. For purposes of these provisions, “business combinations” include mergers, amalgamations, consolidations and certain sales, leases, exchanges, mortgages, pledges, transfers and other dispositions of assets, issuances and transfers of shares and other transactions resulting in a financial benefit to an interested shareholder. An “interested shareholder” is a person that beneficially owns 15% or more of our issued and outstanding voting shares and any person affiliated or associated with us that owned 15% or more of our issued and outstanding voting shares at any time three years prior to the relevant time.
Shareholder Suits
Class actions and derivative actions are generally not available to shareholders under Bermuda law. However, the Bermuda courts would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.
When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.
Our Bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. We have been advised by the SEC that in the opinion of the SEC, the operation of this provision as a waiver of the right to sue for violations of federal securities laws would likely be unenforceable in U.S. courts.
Capitalization of Profits and Reserves
Pursuant to our Bye-laws, our Board of Directors may (i) capitalise any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalise any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.
Untraced Shareholders
Our Bye-laws provide that our Board of Directors may forfeit any dividend or other monies payable in respect of any shares which remain unclaimed for six years from the date when such monies became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.
Compulsory Acquisition of Shares Held by Minority Holders
An acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways:
1.
By a procedure under the Bermuda Companies Act known as a “scheme of arrangement”. A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme or arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme or arrangement.

2.
If the acquiring party is a company, it may compulsorily acquire all the shares of the target company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

3.
Where one or more parties holds not less than 95% of the shares or a class of shares of a company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Liquidation or Other Return of Capital
On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of common shares will be entitled to participate in any surplus assets in proportion to their shareholdings.
Registrar or Transfer Agent
A register of holders of the common shares will be maintained by at the registered office of the Company in Bermuda, and a branch register will be maintained in the United States by Broadridge Corporate Issuer Solutions, Inc., which will serve as branch registrar and transfer agent.
Our Constitution Following the Redomiciliation
Following our Redomiciliation, the Constitution will be the constitutive document of Hafnia (Singapore). The Constitution that we intend to propose for shareholder approval, the substantial form of which has been filed as Exhibit 1.4 to this Registration Statement, will contain materially similar provisions to our Bye-laws, except to the extent that Singapore law requires provisions that differ from those currently included in the Bye-laws and Bermuda law.

Anti-Takeover Effect of Certain Provisions of our Bye-laws
Business Combinations
In connection with our listing in the United States, we adopted certain bye-law provisions regarding “business combinations” between Hafnia and “interested shareholders” and we will have similar provisions in our Constitution following the Redomiciliation. Specifically, our Bye-laws and our Constitution following the Redomiciliation prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:
•	any person who is the beneficial owner of 15% or more of our outstanding voting shares; or
•
any person who is our affiliate or associate and who held 15% or more of our outstanding voting shares at any time within three years before the date on which the person’s status as an interested shareholder is determined, and the affiliates and associates of such person.

Subject to certain exceptions, a business combination includes, among other things:
•	certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;
•
any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate fair market value equal to 10% or more of either the aggregate fair market value of all of our assets, determined on a combined basis, or the aggregate value of all of our outstanding shares;

•	certain transactions that result in the issuance or transfer by us of any stock of ours to the interested shareholder;
•
any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

•
any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

These provisions of our Bye-laws and our Constitution following the Redomiciliation will not apply to a business combination if:
•	before a person became an interested shareholder, our Board of Directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;
•
upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced, other than certain excluded shares;

•
at or following the transaction in which the person became an interested shareholder, the business combination is approved by our Board of Directors and authorised at an annual or special general meeting of shareholders by the affirmative vote of the holders of at least 75% of our outstanding voting shares that is not owned by the interested shareholder;

•	the transaction is proposed by the BW Group or one of its affiliates;
•
a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

•
the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our Bye-laws or if approved by our shareholders our Constitution which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the Board of Directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:
(i)
a merger or consolidation of us (except for a merger in respect of which, pursuant to the Bermuda Companies Act or, after the Redomiciliation if approved by our shareholders, pursuant to the Singapore Companies Act, no vote of our shareholders is required);

(ii)
a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly-owned subsidiary or to us) having an aggregate fair market value equal to 50% or more of either the aggregate fair market value of all of our assets determined on a consolidated basis or the aggregate fair market value of all the outstanding shares; or

(iii)	a proposed tender or exchange offer for 50% or more of our outstanding voting shares.
Advance notice requirements for shareholder proposals for election as a director
Our Bye-laws have been amended to provide that shareholders seeking to propose for election as a director at an annual meeting of shareholders must provide timely notice of their proposal in writing to the Company. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the immediately preceding annual general meeting of shareholders. Our Bye-laws also specify requirements as to the form and content of a shareholder’s notice.
These provisions may impede ‘shareholders’ ability to bring matters before an annual general meeting of shareholders.
Exclusive Jurisdiction
Our Bye-laws have been amended to provide that any dispute concerning the Bermuda Companies Act or out of or in connection with these Bye-laws, including any question regarding the existence and scope of any bye-law and/or whether there has been any breach of the Bermuda Companies Act or these Bye-laws by an Officer or Director (whether or not such a claim is brought in the name of a shareholder or in the name of the Company), any such dispute shall be subject to the exclusive jurisdiction of the Supreme Court of Bermuda. Our amended Bye-laws further provide that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the Exchange Act.
After the Redomiciliation, if approved by our shareholders, our Constitution will also contain an exclusive jurisdiction clause stipulating that any dispute concerning the Singapore Companies Act or out of or in connection with the Constitution, including any question regarding the existence and scope of any regulation of the Constitution and/or whether there has been any breach of the Singapore Companies Act or the Constitution by an Officer or Director (whether or not such a claim is brought in the name of a shareholder or in the name of the Company), any such dispute shall be subject to the exclusive jurisdiction of the courts of Singapore. Our Constitution will further provide that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the Exchange Act.
Our shareholders should note that they cannot waive compliance with United States federal securities laws and the rules and regulations thereunder.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If mandatory laws or other regulations designate the forum for certain causes of action, there is a high likelihood that such designed applicable forum will not be set aside because of the exclusive jurisdiction provision in our Bye-laws or Constitution, as applicable.

See “Our Bye-laws contain an exclusive jurisdiction provision applicable to certain types of actions and after the Redomiciliation, if approved by our shareholders, our Constitution will contain an exclusive jurisdiction provision applicable to certain types of actions. These exclusive jurisdiction provisions could limit the ability of our shareholders to obtain a favourable judicial forum for disputes against us or our directors or officers,” in “Item 3. Key Information - D. Risk Factors - Risks Related to Our Company, Organization, and Structure” for a description of the risks related to the exclusive jurisdiction clause in our Bye-laws or, as applicable, our Constitution.
Certain Provisions of Bermuda Law
We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.
Specific permission from the Bermuda Monetary Authority is required for all issues and transfers of securities of Bermuda companies involving persons who are non-resident, other than in cases where general permission has been given to such issue and subsequent transfer. The Bermuda Monetary Authority has given its consent for the issue and free transferability of the common shares of the Company and between non-residents of Bermuda for exchange control purposes, provided our common shares remain listed on an appointed stock exchange, which includes the NYSE and the Oslo Børs. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda shall be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this Registration Statement. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.
In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust.
Singapore Code on Take-Overs and Mergers
The Singapore Code on Take-Overs and Mergers (“Singapore Take-over Code”), regulates, among other things, the acquisition of voting shares of Singapore-incorporated public companies. In this regard, the Singapore Take-over Code applies to, among others, corporations with a primary listing of their equity securities in Singapore. While the Singapore Take-over Code is drafted with, among others, listed public companies in mind, unlisted public companies with more than 50 shareholders and net tangible assets of SGD $5.0 million or more, must also observe the letter and spirit of the general principles and rules of the Singapore Take-Over Code, wherever this is possible and appropriate.
Public companies with a primary listing overseas may apply to the SIC to waive the application of the Singapore Take-over Code. We have filed an application with SIC to waive the application of the Singapore Take-over Code in relation to us. If our application is granted, the Singapore Take-over Code will not apply to us for so long as we are not listed on a securities exchange in Singapore. We will make an appropriate announcement if our waiver application is granted by the SIC.
For so long as the Singapore Take-over Code applies, any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his or her own or together with parties acting in concert with such person, in 30% or more of the voting rights in the Company or any person holding, either on his or her own or together with parties acting in concert with such person, between 30% and 50% (both amounts inclusive) of the voting rights in the Company, and if such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of the voting rights in the Company in any six-month period, must, except with the consent of SIC, extend a mandatory take-over offer for all the remaining voting shares in accordance with the provisions of the Singapore Take-over Code. Responsibility for ensuring compliance with the Singapore Take-over Code rests with parties (including company directors) to a take-over or merger and their advisors.

Under the Singapore Take-over Code, “parties acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows:
•
a company, its parent company, subsidiaries and fellow subsidiaries (together, the related companies), the associated companies of any of the company and its related companies, companies whose associated companies include any of these foregoing companies and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights;

•	a company with any of its directors (together with their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);
•	a company with any of its pension funds and employee share schemes;
•	a person with any investment company, unit trust or other fund whose investment such person manages on a discretionary basis but only in respect of the investment account which such person manages;
•
a financial or other professional adviser, including a stockbroker, with its client in respect of the shareholdings of the adviser and persons controlling, controlled by or under the same control as the adviser;

•
directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent;

•	partners; and
•
an individual and (i) such person’s close relatives, (ii) such person’s related trusts, (iii) any person who is accustomed to act in accordance with such person’s instructions, (iv) companies controlled by the individual, such person’s close relatives, such person’s related trusts or any person who is accustomed to act in accordance with such person’s instructions and (v) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights.

Subject to certain exceptions, a mandatory offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror during the offer period and within the six months prior to its commencement.
Under the Singapore Take-over Code, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the take-over offer must be given sufficient information, advice and time to enable them to reach an informed decision on the offer. These legal requirements may impede or delay a takeover of our company by a third party.
Comparison of Shareholder Rights
Our corporate affairs are governed by our Memorandum of Association and Bye-laws and by the corporate law of Bermuda. The provisions of the Bermuda Companies Act, which applies to us, differ in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their shareholders.

The following is a summary of significant differences between the Bermuda Companies Act and Bermuda common law currently applicable to us and our shareholders, the Singapore Companies Act that will be applicable to us and our shareholders following the Redomiciliation and the provisions of the Delaware General Corporation Law (“DGCL”) applicable to U.S. companies organised under the laws of Delaware and their shareholders.
Delaware	Singapore	Bermuda
Board of Directors

A typical certificate of incorporation and bylaws provides that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorised directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorised in a corporation’s certificate of incorporation.

A typical constitution states the minimum and maximum (if any) number of directors as well as provides that the number of directors may be increased or reduced by shareholders via ordinary resolution passed at a general meeting, provided that the number of directors following such increase or reduction is within the maximum (if any) and minimum number of directors provided in the constitution and the Singapore Companies Act, respectively.

The Board of Directors must also consist of at least one director who is ordinarily resident in Singapore.

The Board of Directors must consist of at least one director.

The number of directors is fixed by the bye-laws, and any changes to such number must be approved by the Board of Directors and/or the shareholders in accordance with the company’s bye-laws.

Interested Shareholders

Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

There are no comparable provisions under the Singapore Companies Act with respect to public companies which are not listed on the Singapore Exchange Securities Trading Limited.

However, the Company’s Constitution will include an interested shareholder provision that is based on Section 203 of the DGCL.

There are no comparable provisions under the Bermuda Companies Act with respect to public companies which are not listed on the Bermuda Stock Exchange.

However, the Company’s Bye-laws include an interested shareholder provision that is based on Section 203 of the DGCL, as discussed under “ – Amalgamations, Mergers and Business Combinations” above.

Delaware	Singapore	Bermuda

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by majority stockholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.

Removal of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause. Removal of a director only for cause is the default rule in the case of a classified board.

Under the Singapore Companies Act, directors of a public company may be removed before expiration of their term of office, notwithstanding anything in its constitution or in any agreement between the public company and such directors, by ordinary resolution (i.e., a resolution which is passed by a simple majority of those shareholders present and voting in person or by proxy). Notice of the intention to move such a resolution must be given to the company not less than 28 days before the meeting at which it is moved. The company shall then give its shareholders notice of such resolution at the same time and in the same manner as it gives notice of the meeting or, if that is not practicable, must give them notice thereof, in any manner allowed by the constitution, not less than 14 days before the meeting. Where any director removed in this manner was appointed to represent the interests of any particular class of shareholders or debenture holders, the resolution to remove such director will not take effect until such director’s successor has been appointed.

Under the Bermuda Companies Act and our Bye-laws, a director may be removed at a special general meeting of shareholders specifically called for that purpose, provided the director is served with at least 14 days’ notice. The director has a right to be heard at that meeting. Any vacancy created by the removal of a director at a special or general meeting may be filled at that meeting by the election of another director in his or her place or, in the absence of any such election, by the board of directors.

Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provides	A typical constitution provides that the directors have the power to	Under the Bermuda Companies Act, if a quorum of directors

Delaware	Singapore	Bermuda
that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.

appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing directors, but so that the total number of directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with the constitution.

Our Constitution provides that the directors may appoint any person to be a director either to fill a casual vacancy or as an additional director but so that the total number of directors shall not at any time exceed the maximum number fixed in accordance with the constitution. Our constitution also provides that any director so appointed shall hold office only until the next retirement of directors under our constitution.

remains in office, any vacancy occurring in the board of directors may be filled by such remaining directors, unless the bye-laws of a company otherwise provide. If no quorum of directors remains, the vacancy will be filled by a general meeting of shareholders.

Pursuant to our Bye-laws our Board of Directors or the shareholders in general meeting shall have the power, at any time and from time to time, to appoint any person to be a director either to fill a casual vacancy or as a result of an increase in the size of the board so long as the total number of directors shall not at any time exceed the maximum number (if any) fixed in accordance with our Bye-laws. Any director so appointed would usually hold office only until the next annual general meeting.

Amendment of Governing Documents

Under the DGCL, amendments to a corporation’s certificate of incorporation require the approval of stockholders holding a majority of the outstanding shares entitled to vote on the amendment, subject to limited exceptions. If a class vote on the amendment is required by the Delaware General Corporation Law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the DGCL. Under the DGCL, the board of directors may amend bylaws if so authorised in the charter. The stockholders of a Delaware corporation also have the power to amend bylaws.

Under the Singapore Companies Act, an entrenching provision may be included in the constitution with which a company is formed, but may at any time be inserted into the constitution only if all the shareholders agree. An entrenching provision is a provision of the constitution to the effect that other specified provisions of the constitution may not be altered in the manner provided by the Singapore Companies Act or may not be so altered except (i) by a resolution passed by a specified majority greater than 75% (the minimum majority required by the Singapore Companies Act for a special resolution) or (ii) where other specified conditions are met. The Singapore Companies Act provides that such entrenching provision may be removed or altered only if all the shareholders agree.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Bermuda Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as such holders may

Delaware	Singapore	Bermuda

Our constitution may be altered by special resolution (i.e., a resolution passed by at least a three-fourths majority of the shareholders entitled to vote, present in person or by proxy at a meeting for which not less than 21 days’ written notice is given). The board of directors has no power to amend the constitution.

appoint in writing for such purpose. No application may be made by the shareholders voting in favour of the amendment.

Pursuant to our Bye-laws, no alteration or amendment to our Memorandum of Association or Bye-laws may be made until approved by a resolution of the board of directors and by a resolution of the members including the affirmative vote of not less than two-thirds or 75% respectively of the votes cast at a general meeting.

Meetings of Shareholders

Annual and Special Meetings

Typical bylaws provide that annual meetings of stockholders are to be held on a date and at a time fixed by the board of directors. Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorised to do so in the certificate of incorporation or the bylaws.

Annual General Meetings

Subject to the Singapore Companies Act, all companies are required to hold an annual general meeting after the end of each financial year within either four months (in the case of a public company that is listed on an exchange in Singapore approved by the Monetary Authority of Singapore) or six months (in the case of any other company).

Extraordinary General Meetings

Any general meeting other than the annual general meeting is called an “extraordinary general meeting”. Notwithstanding anything in the constitution, directors of a company are required to convene an extraordinary general meeting if required to do so by requisition (written notice to the directors requiring that a meeting be called) by shareholder(s) holding not less than 10% of the total number of paid-up shares as at the date of the deposit of the requisition carrying the right of voting at general meetings of the company. A constitution usually also provides that general meetings may be convened in accordance with the Singapore Companies Act by the directors.

Annual General Meetings

Under Bermuda law, a company is required to convene an annual general meeting each calendar year. However, the shareholders may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called.

Special General Meetings

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. May be held in or outside Bermuda.

Delaware	Singapore	Bermuda

Two or more members holding not less than 10% of the total number of issued shares of the company (excluding treasury shares) or, if the company has not a share capital, not less than 5% in number of members of the company or such lesser number as is provided by the constitution may also call a meeting of the company in accordance with the provisions of the Singapore Companies Act.

Notice:

The notice provisions of our Bye-laws are discussed under “– General Meetings of Shareholders” above.

Calling of Special Shareholders’ Meetings

Bermuda law also provides that a special general meeting must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Under our Bye-laws, a special general meeting may be called by the chairperson of the Company, the president or the board.

Shareholder Proposals

Under Bermuda law, shareholders may, at their own expense (unless the company otherwise resolves), require the company to: (1) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholders may properly move at the next annual general meeting; or (2) circulate to all shareholders entitled to receive notice of any general meeting a statement (of not more than 1,000 words) in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is any number of shareholders representing not less than 10% of the total paid up capital of the Company.

Delaware	Singapore	Bermuda

Quorum Requirements

Under the DGCL, a corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Quorum Requirements

Under Singapore law, unless the constitution provides otherwise, two shareholders personally present form a quorum. Our Constitution provides that the quorum at any general meeting shall be two or more persons present in person throughout the meeting and representing in person or by proxy in excess of 33% the total issued and outstanding shares. If a quorum is not present within half an hour from the time appointed for the meeting, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case, the meeting shall be adjourned for one week, or to such other day and at such other time and place as the directors may determine.

Shareholders’ Rights at Meetings

The Singapore Companies Act provides that every member shall, notwithstanding any provision in the constitution, have a right to attend any general meeting of the company and to speak on any resolution before the meeting. The holder of a share may vote on a resolution before a general meeting of the company if the share confers on the holder a right to vote on that resolution. The company’s constitution may provide that a member shall not be entitled to vote unless all calls or other sums personally payable by him in respect of shares in the company have been paid.

Shares in a public company may confer special, limited or conditional voting rights or not confer voting rights. In this regard, different classes of shares in a public company may be issued only if the issue of the class or classes of shares is provided for in the constitution of the public company and the constitution of the public company sets out in respect of

Quorum Requirements

Under Bermuda law, the bye-laws must provide the number of shareholders required to constitute a quorum. Under our Bye-laws, at any general meeting, the quorum required for the transaction of business is two or more persons present in person throughout the meeting and representing in person or by proxy in excess of 33% the total issued and outstanding shares.

Delaware	Singapore	Bermuda

each class of shares the rights attached to that class of shares. A public company shall not undertake any issuance of shares that confer special, limited or conditional voting rights or that confer no voting rights unless it is approved by shareholders by special resolution.

Circulation of Shareholders’ Resolutions

Under the Singapore Companies Act, a company shall on the requisition of (a) any number of shareholders representing not less than 5% of the total voting rights of all the shareholders having at the date of requisition a right to vote at a meeting to which the requisition relates or (b) not less than 100 shareholders holding shares on which there has been paid up an average sum, per shareholder, of not less than SGD 500, and unless the company otherwise resolves, at the expense of the requisitionists, (i) give to shareholders entitled to receive notice of the next annual general meeting notice of any resolution which may properly be moved and is intended to be moved at that meeting, and (ii) circulate to shareholders entitled to receive notice of any general meeting any statement of not more than 1,000 words with respect to the matter referred to in any proposed resolution or the business to be dealt with at that meeting.

Limitation on Personal Liability of Directors and Indemnification of Officers, Directors and Employees

Under the DGCL, a certificate of incorporation may provide for the elimination of personal monetary liability of directors for breach of fiduciary duties as directors to the fullest extent permissible under the laws of Delaware, except for liability (i) for any breach of a director’s loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which

Under Section 172 of the Singapore Companies Act, any provision exempting or indemnifying a director against any liability for negligence, default, breach of duty or breach of trust in relation to a company will be void. However, a company is not prohibited from: (a) as provided in Section 172A, purchasing and maintaining for any director insurance against any such liability

Section 98 of the Bermuda Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of

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involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to the liability of directors for unlawful payment of a dividend or an unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit. A typical certificate of incorporation also provides that if the DGCL is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

 ☐ acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

 ☐ in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

incurred by him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company; or (b) as provided in Section 172B, indemnifying a director against liability incurred by him or her to a person other than the company except when the indemnity is against any liability (i) of the director to pay a fine in criminal proceedings, (ii) of the director to pay a penalty to a regulatory authority in respect of noncompliance with any requirements of a regulatory nature (howsoever arising), (iii) incurred by the director in defending criminal proceedings in which he or she is convicted, (iv) incurred by the director in defending civil proceedings brought by the company or a related company in which judgment is given against him or her, or (v) incurred by the director in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the court refuses to grant him or her relief.

In cases where a director is sued by the company, the Singapore Companies Act gives the court the power to relieve directors either wholly or partially from their liability for their negligence, default, breach of duty or breach of trust. In order for relief to be obtained, it must be shown that (i) the director acted reasonably and honestly; and (ii) it is fair, having regard to all the circumstances of the case including those connected with such director’s appointment, to excuse the director.

Our constitution provides that, subject to the provisions of the Singapore Companies Act and any other applicable Singapore law, every director, secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses which such director, officer or auditor may be guilty in relation to the company.

Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favour or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Bermuda Companies Act.

Our Bye-laws will provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Subject to Section 14 of the Securities Act, which renders void any waiver of the provisions of the Securities Act, our Bye-laws will provide that our shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Bermuda Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

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Delaware corporate law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defence or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defence of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

and liabilities incurred or to be incurred by them in the execution and discharge of their duties or in relation thereto. In particular, and without prejudice to the generality of the foregoing, no director, secretary or other officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any monies, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his or her office or in relation thereto unless the same shall happen through his or her own negligence, wilful default, breach of duty or breach of trust.

Shareholder Approval of Issuances of Shares

Under Delaware law, the board of directors has the authority to issue, from time to time, capital stock in its sole discretion, as long the number of shares to be issued, together with those shares that are already issued and outstanding and those shares reserved to be issued, do not exceed the authorised capital for the corporation as previously approved by the stockholders and set forth in the corporation’s certificate of incorporation. Under such

Section 161 of the Singapore Companies Act provides that notwithstanding anything in the company’s constitution, the directors shall not exercise any power to issue shares without prior approval of the company’s shareholders in a general meeting. Such authorization may be obtained by ordinary resolution. Once shareholder approval is obtained, unless previously revoked or varied by the company in a general meeting, it continues in force

Pursuant to our Bye-laws, subject to any resolution of the shareholders to the contrary, our Board of Directors is authorised to issue any of our authorised but unissued common shares and our Board of Directors is authorised to issue any of our authorised but unissued preference shares subject to obtaining prior shareholder approval for the issuance of such preference shares.

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circumstances, no additional stockholder approval is required for the issuance of capital stock. Under Delaware law, stockholder approval is required (i) for any amendment to the corporation’s certificate of incorporation to increase the authorised capital and (ii) for the issuance of stock in a direct merger transaction where the number of shares exceeds 20% of the corporation’s shares outstanding prior to the transaction, regardless of whether there is sufficient authorised capital.

until the conclusion of the next annual general meeting or the expiration of the period within which the next annual general meeting after that date is required by law to be held, whichever is earlier. Any approval may be revoked or varied by the company in a general meeting. Notwithstanding this general authorization to allot and issue our ordinary shares, the Company will be required to seek additional shareholder approval with respect to future issuances of ordinary shares, where required under the NYSE American rules, such as if we were to propose an issuance of ordinary shares that would result in a change in control of the Company or in connection with a transaction involving the issuance of ordinary shares representing 20% or more of our outstanding ordinary shares.

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Shareholder Approval of Business Combinations

Generally, under the DGCL, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

The DGCL also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in section 203 of the DGCL. See “-Interested Shareholders” above.

The Singapore Companies Act mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:

 ☐ notwithstanding anything in the company’s constitution, directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole of the company’s undertaking or property unless those proposals have been approved by shareholders in a general meeting;

 ☐ subject to the constitution of each amalgamating company, an amalgamation proposal must be approved by the shareholders of each amalgamating company via special resolution at a general meeting; and

 ☐ notwithstanding anything in the company’s constitution, the directors may not, without the prior approval of shareholders, issue shares, including shares being issued in connection with corporate actions.

Our Constitution provides for a 75% threshold for approval of corporate transaction and the sale of all of substantially all of our assets.

The Bermuda Companies Act provides that the amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s Board of Directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company.

Subject to its bye-laws, a company may at any meeting of its Board of Directors sell, lease or exchange all or substantially all of its property and assets as its Board of Directors deems expedient and in the best interests of the company to do so.

Any company which is the wholly-owned subsidiary of a holding company, or one or more companies which are wholly-owned subsidiaries of the same holding company, may amalgamate or merge without the vote or consent of shareholders, provided that the approval of the Board of Directors is obtained and that a director or officer of each such company signs a statutory solvency declaration in respect of the relevant company.

Our Bye-laws provide for a 75% threshold for approval of certain business combinations.

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Shareholder Action Without a Meeting

Under the DGCL, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorise such action, consent in writing. Certificates of incorporation usually prohibit such action.
There are no equivalent provisions under the Singapore Companies Act in respect of public companies that are listed on a securities exchange outside Singapore, like our Company.
Under the Bermuda Companies Act, unless otherwise provided in the bye-laws and except for removal of a director or auditor, anything which may be done by resolution of a company in general meeting may be done by resolution in writing.

Shareholder Suits

Under the DGCL Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under the DGCL have been met. A person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law.

Additionally, under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The DGCL also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

Standing

Only registered shareholders of our company reflected in the register of members are recognised under Singapore law as shareholders of our company. As a result, only registered shareholders have legal standing under Singapore law to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. Holders of book-entry interests in our shares will be required to exchange their book-entry interests for certificated shares and to be registered as shareholders in our register of members in order to institute or enforce any legal proceedings or claims against us relating to shareholder rights. A holder of book-entry interests may become a registered shareholder of our company by exchanging its interests for certificated shares and being registered in our register of members.

Personal remedies in cases of oppression or injustice

A shareholder may apply to the court for an order under Section 216 of the Singapore Companies Act to remedy situations where (i) the company’s affairs are being conducted or the

Class actions and derivative actions are generally not available to shareholders under Bermuda law. However, Bermuda courts would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by

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powers of the company’s directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of the shareholders or holders of debentures of the company, including the applicant; or (ii) the company has done an act, or threatens to do an act, or the shareholders or holders of debentures have proposed or passed some resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the company’s shareholders or holders of debentures, including the applicant.

Singapore courts have wide discretion as to the relief they may grant under such application, including, inter alia, directing or prohibiting any act or cancelling or varying any transaction or resolution, providing that the company be wound up, or authorizing civil proceedings to be brought in the name of or on behalf of the company by such person or persons and on such terms as the court directs.

Derivative actions and arbitrations

Section 216A of the Singapore Companies Act provides a mechanism enabling shareholders to apply to the court for leave to bring a derivative action or commence an arbitration on behalf of the company.

Applications are generally made by shareholders of the company, but courts are given the discretion to allow such persons as they deem proper to apply (e.g., beneficial owner of shares).

Prior to commencing a derivative action or arbitration, the court must be satisfied that (i) 14 days’ notice has been given to the directors of the company of the party’s intention to make such an application if the directors of the company do not bring, diligently prosecute or defend other shareholders or by the company.

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or discontinue the action or arbitration, (ii) the party is acting in good faith and (iii) it appears to be prima facie in the interests of the company that the action or arbitration be brought, prosecuted, defended or discontinued.

Class actions

The concept of class action suits in the United States, which allows individual shareholders to bring an action seeking to represent the class or classes of shareholders, does not exist in the same manner in Singapore. In Singapore, it is possible as a matter of procedure for a number of shareholders to lead an action and establish liability on behalf of themselves and other shareholders who join in or who are made parties to the action. These shareholders are commonly known as “lead plaintiffs”.

Distributions and Dividends; Repurchases and Redemptions

The DGCL permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the financial year in which the dividend is declared and/or for the preceding financial year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Acquisition of a corporation’s own shares

Under the DGCL, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the

The Singapore Companies Act provides that no dividends can be paid to shareholders except out of profits. The Singapore Companies Act does not provide a definition on when profits are deemed to be available for the purpose of paying dividends and this is accordingly governed by case law.

Our constitution provides that no dividend can be paid otherwise than out of profits.

Acquisition of a company’s own shares

The Singapore Companies Act generally prohibits a company from acquiring its own shares or purporting to acquire the shares of its holding company or ultimate holding company, whether directly or indirectly, subject to certain exceptions. Any contract or transaction made or entered into in

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (1) the company is, or after the payment of such dividends would be, unable to pay its liabilities as they become due, or (2) the realizable value of its assets would thereby be less than its liabilities. Under our Bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our Board of Directors, subject to any preferred dividend rights of any preference shares, if any.

Acquisition of a company’s own shares

A company may, if authorised by its memorandum of association or bye-laws, purchase its own shares. Where a company purchases its own shares, such shares may be cancelled (in which event, the company’s issued, but not its authorised, capital

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redemption. However, a corporation may purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

contravention of the aforementioned prohibition is void. However, provided that it is expressly permitted to do so by its constitution and subject to the special conditions of each permitted acquisition contained in the Singapore Companies Act, a company may:

 ☐ redeem redeemable preference shares on such terms and in such manner as is provided by its constitution. Preference shares may be redeemed out of capital only if all the directors make a solvency statement in relation to such redemption in accordance with the Singapore Companies Act, and the company lodges a copy of the statement with the Registrar of Companies;

 ☐ whether listed on an exchange in Singapore approved by the Monetary Authority of Singapore or any securities exchange outside Singapore, or not, make an off-market purchase of its own shares in accordance with an equal access scheme authorised in advance at a general meeting;

 ☐ make a selective off-market purchase of its own shares in accordance with an agreement authorised in advance at a general meeting by a special resolution where persons whose shares are to be acquired and their associated persons have abstained from voting;

 ☐ whether listed on an exchange in Singapore approved by the Monetary Authority of Singapore or any securities exchange outside Singapore, or not, make an acquisition of its own shares under a contingent purchase contract which has been authorised in advance at a

will be diminished accordingly) or held as treasury shares. Such purchases may only be effected out of the capital paid up on the purchased shares or out of the funds of the company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. Any premium payable on a purchase over the par value of the shares to be purchased must be provided for out of funds of the company otherwise available for dividend or distribution or out of the company’s share premium account. Any amount due to a member on a purchase by a company of its own shares may (i) be paid in cash; (ii) be satisfied by the transfer of any part of the undertaking or property of the company having the same value; or (iii) be satisfied partly under (i) and partly under (ii). Any purchase by a company of its own shares may be authorised by its board of directors or otherwise by or in accordance with the provisions of its bye-laws. Such purchase may not be made if, on the date on which the purchase is to be effected, there are reasonable grounds for believing that the company is, or after the purchase would be, unable to pay its liabilities as they become due. Under the laws of Bermuda, if a company holds shares as treasury shares, the company shall be entered in the register of members as the member holding the shares but the company is not permitted to exercise any rights in respect of those shares and no dividend or other distribution (whether in cash or otherwise) shall be paid or made to the company in respect of such shares.

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general meeting by a special resolution; and

 ☐ where listed on a securities exchange, make an acquisition of its own shares on the securities exchange, in accordance with the terms and limits authorised in advance at a general meeting.

A company may also purchase its own shares by an order of a Singapore court.

The total number of ordinary shares, stocks in any class and non-redeemable preference shares that may be acquired by a company in a relevant period may not exceed 20% (or such other prescribed percentage) of the total number of ordinary shares, stocks in that class or non-redeemable preference shares (as the case may be) as of the date of the resolution passed to authorise the acquisition of the shares.

For these purposes, the term “relevant period” means the period commencing from the date a relevant resolution is passed and expiring on the date the next annual general meeting is or is required by law to be held, whichever is the earlier.

However, where a company has reduced its share capital by a special resolution or a Singapore court has made an order confirming the reduction of share capital of the company, the total number of ordinary shares, stocks in any class or non-redeemable preference shares shall be taken to be the total number of ordinary shares, stocks in any class or non-redeemable preference shares (as the case may be) as altered by the special resolution or the order of the court. Payment, including any expenses (including brokerage or commission) incurred directly in the acquisition by the company of its

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own shares, may be made out of the company’s profits or capital, provided that the company is solvent.

Financial assistance for the acquisition of shares

A public company or a company whose holding company or ultimate holding company is a public company shall not give financial assistance to any person whether directly or indirectly for the purpose of or in connection with:

 ☐ the acquisition or proposed acquisition of shares in the company or units of such shares; or

 ☐ the acquisition or proposed acquisition of shares in its holding company or ultimate holding company, or units of such shares.

Financial assistance may take the form of a loan, the giving of a guarantee, the provision of security, the release of an obligation, the release of a debt or otherwise.

However, a company may provide financial assistance for the acquisition of its shares or shares in its holding company or ultimate holding company if it complies with the requirements (including approval by special resolution) set out in the Singapore Companies Act.

Our constitution provides that subject to and in accordance with the provisions of the Companies Act, we may purchase or otherwise acquire our own shares on such terms and in such manner as we may think fit. Any share that is so purchased or acquired by us shall, unless held in treasury in accordance with the Singapore Companies Act, be deemed to be cancelled immediately on purchase or acquisition. On the

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cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire.

Transactions with Officers or Directors

Under the DGCL, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the DGCL, either (a) the stockholders or the board of directors of a corporation must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

Under the Singapore Companies Act, directors and the chief executive officer of the company are not prohibited from dealing with the company, but where they have an interest, whether directly or indirectly, in a transaction with the company, that interest must be disclosed to the board of directors. In particular, every director or chief executive officer who is in any way, whether directly or indirectly, interested in a transaction or proposed transaction with the company must, as soon as is practicable after the relevant facts have come to such director’s or, as the case may be, the chief executive officer’s knowledge, declare the nature of such interest at a meeting of the directors or send a written notice to the company detailing the nature, character and extent of the interest.

In addition, a director or chief executive officer who holds any office or possesses any property whereby, whether directly or indirectly, any duty or interest might be created in conflict with such director’s or, as the case may be, the chief executive officer’s duties as director or chief executive officer (as the case may be) is required to declare the fact and the nature, character and extent of the conflict at a meeting of directors or send a written notice to the company detailing the fact and the nature, character and extent of the conflict.

The Singapore Companies Act extends the scope of this statutory duty of a director and chief executive officer to disclose any interests by pronouncing that an interest of a member of a director’s or the chief

Bermuda law and our Bye-laws provide that if a director has a direct or indirect interest in a transaction with us or any of our subsidiaries, the director must disclose the nature of that interest at the first opportunity either at a meeting of directors or in writing to the directors. Our Bye-laws will provide that, except for certain interested matters, after a director has made such a declaration of interest, he is allowed to be counted for purposes of determining whether a quorum is present and to vote on a transaction in which he has an interest, unless disqualified from doing so by the chairperson of the relevant board meeting.

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executive officer’s family will be treated as an interest of the director or chief executive officer, as applicable.

However, there is no requirement for disclosure where the interest of the director or chief executive officer consists only of being a member or creditor of a corporation which is interested in the transaction or proposed transaction with the company if the interest may properly be regarded as immaterial. Where the transaction or the proposed transaction relates to any loan to the company, no disclosure need be made where the director or chief executive officer (as the case may be) has only guaranteed or joined in guaranteeing the repayment of such loan, unless the constitution provides otherwise.

Further, where the transaction or the proposed transaction has been or will be made with or for the benefit of a related corporation (i.e., the holding company, subsidiary or subsidiary of a common holding company), the director or chief executive officer shall not be deemed to be interested or at any time interested in such transaction or proposed transaction where he is a director or chief executive officer (as the case may be) of the related corporation, unless the constitution provides otherwise.

Subject to specified exceptions, the Singapore Companies Act restricts a company (other than an exempt private company) from, among others, (i) making a loan or a quasi-loan to its directors or to directors of a related corporation, or giving a guarantee or security in connection with such a loan or quasi-loan, (ii) entering into a credit transaction as creditor for the benefit of its directors or the directors of a related corporation, or giving a guarantee or any security in

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connection with such a credit transaction, (iii) arranging an assignment to or assumption by the company of any rights, obligations or liabilities under a transaction which, if it had been entered into by the company, would have been a restricted transaction, and (iv) taking part in an arrangement under which another person enters into a transaction which, if entered into by the company, would have been a restricted transaction and such person obtains a benefit from the company or its related corporation pursuant thereto. Companies are also restricted from entering into any of these transactions with the spouse or children (whether adopted or natural or step-children) of its directors.

Subject to specified exceptions, the Singapore Companies Act prohibits a company (other than an exempt private company) from, among others, making a loan or a quasi-loan to another company, variable capital company or a limited liability partnership or entering into any guarantee or providing any security in connection with a loan or a quasi-loan made to another company, variable capital company or a limited liability partnership by a person other than the first-mentioned company, entering into a credit transaction as a creditor for the benefit of another company, variable capital company or a limited liability partnership, or entering into any guarantee or providing any security in connection with a credit transaction entered into by any person for the benefit of another company, variable capital company or a limited liability partnership if a director or directors of the first-mentioned company is or together are interested in 20% or more of the total voting power in the other company, variable capital company or the limited liability partnership (as the case may be).

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Such prohibition shall extend to apply to, among others, a loan or quasi-loan made by a company (other than an exempt private company) to another company or a limited liability partnership, a credit transaction made by a company (other than an exempt private company) for the benefit of another company or limited liability partnership and a guarantee or security provided by a company (other than an exempt private company) in connection with a loan or quasi-loan made by a person other than the first-mentioned company to another company or a limited liability partnership, where such other company or limited liability partnership is incorporated or formed (as the case may be) outside Singapore, if a director or directors of the first-mentioned company (a) is or together are interested in 20% or more of the total voting power in the other company or limited liability partnership or (b) in a case where the other company does not have a share capital, exercises or together exercise control over the other company whether by reason of having the power to appoint directors or otherwise.

In a director’s interest for the purpose of this prohibition, the Singapore Companies Act also provides that an interest of a member of a director’s family will be treated as an interest of the director.

Dissenters’ Rights

Under the DGCL, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.

Generally, there are no equivalent provisions in Singapore under the Singapore Companies Act. However, for amalgamations pursuant to the procedure set out in Part 7 of the Singapore Companies Act only, if the Singapore court is satisfied that giving effect to an amalgamation proposal would unfairly prejudice a member or creditor of an amalgamating company, it may, on

A dissenting shareholder (that does not vote in favour of the amalgamation or merger and who is not satisfied that fair value has been offered for his shares) of a Bermuda exempted company may, within one month of notice of the shareholders’ meeting, apply to the Bermuda Supreme Court to appraise the fair value of those shares. Note that each share of an amalgamating or merging

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the application of that person made at any time before the date on which the amalgamation becomes effective, make any order it thinks fit in relation to the amalgamation proposal (which includes disapplying the amalgamation proposal or amending it).
company carries a right to vote in respect of the amalgamation or merger whether or not it otherwise carries the right to vote.

Cumulative Voting

Under the DGCL, a corporation may adopt in its bylaws that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a stockholder has the number of votes equal to the number of shares held by such stockholder times the number of directors nominated for election. The stockholder may cast all of such votes for one director or among the directors in any proportion.
	There are no equivalent provisions in Singapore under the Singapore Companies Act.	Under the Bermuda Companies Act, the bye-laws may provide for cumulative voting, although our Bye-laws do not.
C.	Material Contracts
See “Item 4. Information on the Company – A. History and Development of the Company”, “Item 4. Information on the Company – B. Business Overview”, “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources”, and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” for a discussion of material contracts entered into outside of the ordinary course of business in the preceding two years.
D.	Exchange Controls
There are currently no exchange control restrictions in Singapore.
Bermuda Exchange Control
Exchange control is operated under the Exchange Control Act 1972 of Bermuda (and the regulations made thereunder) and is administered by the Bermuda Monetary Authority. Generally, any payment by a person resident in Bermuda to or for the credit of a person resident outside Bermuda will require prior approval from the Bermuda Monetary Authority.
Exempted companies are normally designated non-resident for exchange control purposes and are able to conduct their day-to-day operations free of exchange control formalities. Such companies are able to pay dividends, distribute capital, open and maintain bank accounts in any foreign currency and to acquire assets and meet all liabilities without reference to the Bermuda Monetary Authority.
Issues and transfers of securities in exempted companies involving non-residents for exchange control purposes must receive prior approval from the Bermuda Monetary Authority. However, the Bermuda Monetary Authority has granted to all Bermuda companies with voting shares listed on an appointed stock exchange a general permission for the issue and subsequent transfer of any securities of such companies from and/or to a non-resident of Bermuda for so long as any voting shares of such companies remain so listed.
E.	Taxation
The following is a description of the material Bermuda, Singapore and U.S. federal income tax considerations relevant to an investment decision by a potential investor with respect to our common shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our common shares in their particular circumstances.
Bermuda Tax Considerations
At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares.
In response to the OECD Pillar Two initiative, the Bermuda Ministry of Finance has published three Public Consultations on the proposed implementation of a new Bermuda corporate income tax regime, which is similar in scope to the OECD Pillar Two Model Rules in so far as it would apply to Bermuda constituent entities of multi-national groups that have in excess of EUR 750 million revenue for at least two of the last four financial years. The second and third Public Consultation documents from the Bermuda Ministry of Finance advise that any Bermuda corporate income tax would include provisions which parallel those in the OECD Pillar Two Model Rules to exclude international shipping income and qualified ancillary shipping income from taxable income. The Public Consultation documents indicate that any Bermuda corporate income tax would not become effective until tax years beginning on or after January 1, 2025. Accordingly, the impact of any enactment by the Bermuda government of a corporate income tax on our results and operations is at present unclear, but it may lead to an increase in our tax liabilities from 2025 onwards.
Material Tax Consequences of the Redomiciliation
We do not believe that we or our shareholders will be subject to taxation in Bermuda or Singapore as a result of the Redomiciliation. Specifically, in relation to Singapore tax law provisions, no taxing circumstances arise at the time of the Redomiciliation of Hafnia Limited to Singapore and, consequently, no tax liabilities arise as a result of any provision under Singapore tax law.
We expect the Redomiciliation to qualify as a tax-free “reorganization” for purposes of U.S. federal income tax matters and, as such, we expect that neither we nor U.S. Holders will be subject to U.S. federal income taxation as a result of the Redomiciliation.
Singapore Tax Considerations
The following discussion is a summary of material Singapore income tax, Goods and Services Tax, stamp duty and estate duty considerations relevant to the purchase, ownership and disposition of our common shares by an investor who is not tax resident or domiciled in Singapore and who does not carry on business or otherwise have a presence in Singapore. The statements made herein regarding taxation are based on certain aspects of the tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines, or in the interpretation of those laws or guidelines, occurring after such date, which changes could be made on a retroactive basis. The statements made herein do not describe all of the tax considerations that may be relevant to all our shareholders, some of which (such as dealers in securities) may be subject to different rules. The statements are not intended to be and do not constitute legal or tax advice and no assurance can be given that courts or fiscal authorities responsible for the administration of such laws will agree with the interpretation adopted therein. Each prospective investor should consult an independent tax advisor regarding all Singapore income and other tax consequences applicable to them from owning or disposing of our common shares in light of the investor’s particular circumstances.
Income Taxation Under Singapore Law
Dividend Distributions with Respect to Common Shares
As at the date of this Registration Statement, we are not tax resident in Singapore for Singapore tax purposes which means that under Singapore tax law, dividends paid by us should generally be considered as sourced outside Singapore.
After the Redomiciliation, we will be tax resident in Singapore. Dividends paid by us after we become incorporated in Singapore under the one-tier tax exemption scheme would allow such dividends not to be subjected to a withholding tax at the point of the distribution nor to be taxed in Singapore upon receipt of such dividends in the hands of the holders of the shares.

Foreign-sourced dividends received or deemed received in Singapore by an individual not resident in Singapore would be exempt from Singapore income tax. This exemption will also apply in the case of a Singapore tax resident individual who receives such foreign-sourced income in Singapore (except where such income is received through a partnership in Singapore).
Capital Gains upon Disposition of Common Shares
Under current Singapore tax law, there is no tax on capital gains. As such, any profits from the disposal of our common shares would not ordinarily (where such decision to transact would have been made in Singapore) be taxable in Singapore unless the profits are deemed to be income in nature. However, there are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. If the decision to transact can be construed as having been made in Singapore and the gains from the disposal of common shares can be construed to be of an income nature (the Inland Revenue Authority of Singapore (“IRAS”) would look at the determining factors such as the motive, the holding period, the frequency of transactions, the nature of the subject matter, the circumstances of realization, the mode of financing and other factors to determine the nature of the trade), the disposal profits would be taxable as income rather than capital gains. As the precise status of each prospective investor will vary from one another, each prospective investor should consult an independent tax advisor on the Singapore income tax and other tax consequences that will apply to their individual circumstances.
Subject to certain conditions being satisfied, gains derived by a company from the disposal of our common shares between the period of June 1, 2012 and December 31, 2027 (inclusive of both dates) will not be subject to Singapore income tax if the divesting company holds a minimum shareholding of 20% of our common shares and these shares have been held for a continuous minimum period of 24 months.
In addition, shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 (“FRS 39”), Financial Reporting Standard 109 (“FRS 109”) or Singapore Financial Reporting Standard (International) 9 (Financial Instruments) (“SFRS(I) 9”) (as the case may be), for the purposes of Singapore income tax may be required to subject to taxes unrealised gains or claim tax deductions on unrealised losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39, FRS 109 or SFRS(I) 9 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of our common shares is made. Singapore corporate shareholders who may be subject to such tax treatment should consult their own accounting and tax advisors regarding the Singapore income tax consequences of their acquisition, holding and disposal of our common shares.
Shipping Income
The majority of our shipping income accrues in Singapore, where we exercise strategic or commercial management over our international shipping activities. Therefore, we are impacted by the Singapore tax legislation. In Singapore, we are subject to the MSI-SRS award and the MSI-AIS. Under the MSI-SRS and MSI-AIS, income from international shipping operations is tax exempt. The MSI-SRS is an ongoing award which requires no additional application that will be applicable so long as a company owns and/or operates Singapore flagged vessel(s) for international shipping operations. Meanwhile, the MSI-AIS is a renewable award every ten years. We are currently subject to both the MSI-SRS and the MSI-AIS. Our current ten-year period under the MSI-AIS will expire on April 30, 2028 where we intend to reapply for an additional ten-year extension. Renewal of the MSI-AIS is contingent on various factors where we will be required to, for example, demonstrate a business plan on how our business can generate economic contributions in Singapore through business spending, employment and ensuring that our strategic or commercial management is in Singapore.
Stamp Duty
There is no Singapore stamp duty payable in respect of the issuance or holding of our new common shares. Singapore stamp duty will be payable if there is an instrument of transfer of our common shares executed in Singapore or if there is an instrument of transfer executed outside of Singapore which is received in Singapore. Under Singapore law, and subject to meeting the qualifying requirements, stamp duty is not applicable to electronic transfers of our shares effected on a book entry basis outside Singapore. We therefore expect that if all qualifying conditions are met, no Singapore stamp duty will be payable in respect of common shares purchased by U.S. holders in this offering assuming that they are acquired solely in book entry form through the facility outside Singapore established by our transfer agent and registrar outside Singapore.

Where shares evidenced in certificated form are transferred and an instrument of transfer is executed (whether physically or in the form of an electronic instrument) in Singapore or outside Singapore and which is received in Singapore, Singapore stamp duty is payable on the instrument of transfer for the sale of our common shares at the rate of 0.2% of the consideration for, or net asset value of, the transferred shares, whichever is higher. The Singapore stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where the instrument of transfer is executed outside of Singapore and is received in Singapore, Singapore stamp duty must be paid within 30 days of receipt of the instrument of transfer in Singapore. Electronic instruments that are executed outside Singapore are treated as received in Singapore in any of the following scenarios: (a) it is retrieved or accessed by a person in Singapore; (b) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (c) an electronic copy of it is stored on a computer in Singapore. Where the instrument of transfer is executed in Singapore, Singapore stamp duty must be paid within 14 days of the execution of the instrument of transfer.
Goods and Services Tax
The issue or transfer of ownership of our common shares would be exempt from Singapore goods and services tax, or GST. Hence, no GST would be incurred on the subscription or subsequent transfer of our common shares.
The sale of our common shares by a GST-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST incurred by the GST-registered investor in making the exempt supply is generally not recoverable from the Singapore Comptroller of GST.
Where our common shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, the sale should generally, subject to satisfaction of certain conditions, be considered a taxable supply subject to GST at 0%. Subject to the normal rules for input tax claims, any input GST incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business carried out by such investor may be fully recoverable from the Singapore Comptroller of GST.
Each prospective investor should consult an independent tax advisor on the recoverability of input GST incurred on expenses in connection with the purchase and sale of our common shares if applicable.
Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of our common shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of our common shares will be subject to GST at the current standard rate of 8% (the standard rate will increase to 9% on and after January 1, 2024). Similar services rendered by a GST-registered person contractually to and for the direct benefit of an investor belonging outside Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%.
With the implementation of reverse charge from January 1, 2020, the “directly benefit” condition for zero-rating (i.e. GST at 0%) will be amended to allow the zero-rating of a supply of services to the extent that the services directly benefit a person belonging outside Singapore or a GST-registered person in Singapore. Under the reverse charge regime, a GST-registered partially exempt business that is not entitled to full input tax claims will be required to account for GST on all services that it procures from overseas suppliers (except for certain services which are specifically exempt from reverse charge). A non-GST-registered person whose total value of imported services for a 12-month period exceeds SGD 1 million and is not entitled to full input tax claims even if such person was GST-registered may become liable for GST registration and be required to account for GST both on its taxable supplies and imported services subject to reverse charge.
Estate Duty
Singapore estate duty has been abolished with effect from February 15, 2008 in relation to the estate of any person whose death has occurred on or after February 15, 2008.
Tax Treaties Regarding Withholding Taxes
There is currently no comprehensive avoidance of double taxation agreement between the United States and Bermuda which applies to withholding taxes on dividends or capital gains.

U.S. Federal Income Tax Considerations
The following discussion is a summary of the material U.S. federal income tax consequences to us of our activities and, subject to the limitations described below, to U.S. Holders (as defined below) of owning and disposing of our common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire our common shares.
This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.
The discussion below is based, in part, on the description of our business as described in this Registration Statement and, unless otherwise stated, assumes that we conduct, and will continue to conduct, our business as described herein.
U.S. Federal Income Taxation of Our Shipping Income
We anticipate that we will earn substantially all our income from the chartering of vessels for use on a time or voyage charter basis, including through participation in a commercial pool, or from the performance of services directly related to those uses, all of which we refer to as “shipping income”.
Unless we qualify from an exemption from U.S. federal income taxation under the rules of Section 883 as discussed below, we will be subject to U.S. federal income taxation on our U.S.-source gross shipping income. For this purpose, “shipping income” includes income that is derived from, or in connection with (i) the use of vessels, (ii) the hiring or leasing for use of vessels, (iii) the performance of services directly related to the use of vessels, and (iv) the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture that directly or indirectly generates income described in (i) through (iii). For U.S. federal income tax purposes, U.S.-source shipping income includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States and 100% of shipping income attributable to transportation exclusively between U.S. ports. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the U.S. and not subject to any U.S. federal income tax. We do not expect to engage in transportation that produces income that is considered to be 100% U.S.-source shipping income.
Under Section 883 and the applicable Treasury regulations, a non-U.S. corporation will be exempt from U.S. federal income tax on its U.S.-source shipping income if:
(1)
it is organised in a “qualified foreign country”, which is a country that grants an “equivalent exemption” from tax to corporations organised in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883; and

(2)	either
(a)
more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders”, which as defined includes, among others, individuals who are “residents” of a qualified foreign country;

(b)	its shares are “primarily traded and regularly traded on an established securities market” in a qualified foreign country or in the United States; or
(c)	it is a “controlled foreign corporation” and one or more qualified U.S. persons generally own more than 50 percent of the total value of all the outstanding stock.
Bermuda, the jurisdiction where we are incorporated and Singapore, the jurisdiction where we will be incorporated following the Redomiciliation, are qualified foreign countries that currently grant the requisite equivalent exemption from tax in respect of each category of shipping income we expect to earn in the future. Therefore, we would be exempt from U.S. federal income taxation with respect to our U.S.-source shipping income if we are able to satisfy any of the ownership tests described above. As discussed further below, as at the date of this Registration Statement, it is not clear whether we will be able to satisfy any of these tests for any taxable year.
Under Treasury regulations promulgated under Section 883, stock of a non-U.S. corporation will be “primarily traded” on an established securities market in a given country for a particular taxable year if, with respect to the class or classes of stock relied upon to meet the “regularly traded” requirement discussed in the next sentence, the number of shares of each such class that are traded during such taxable year on all established securities markets in that country exceeds the number of shares in such class that are traded during such taxable year on established securities markets in any other country. The stock of a non-U.S. corporation generally will be considered to be “regularly traded” on an established securities market for any taxable year during which one or more classes of stock that, in the aggregate, represent more than 50% of the vote and value of the outstanding stock in such non-U.S. corporation satisfy certain listing and trading volume requirements. However, a class of stock will not satisfy the “regularly traded” requirement for any taxable year during which 50% or more of the vote and value of the outstanding shares of such class is owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares (“5% Override Rule”). In the event the 5% Override Rule is met, the Treasury regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of the total value of our common shares for more than half the number of days during the taxable year. In order to benefit from this exception to the 5% Override Rule, the Company must satisfy certain substantiation requirements with respect to the identity of its shareholders.
Whether we qualify for the exemption under Section 883 after this listing may, in certain circumstances, depend on a specified percentage of our common shares being owned, directly or indirectly, by shareholders who meet certain tests, including being resident in the United States or certain foreign countries. In such circumstances, we would be required to satisfy certain substantiation and reporting requirements to establish that we so qualify, which in turn would require such shareholders (and certain intermediaries through which they indirectly own our common shares) to provide us with certain documentation. The ownership of our common shares may not allow us to so qualify for the exemption under Section 883, or, even if the ownership of our common shares would allow us to so qualify, we may not be able to satisfy the substantiation and reporting requirements that we would need to meet to establish that we so qualify. As a result, although we expect to use reasonable efforts to determine whether we can qualify for the exemption under Section 883, we cannot provide any assurance that we will qualify for the exemption under Section 883 for 2023 or any subsequent taxable year. If the benefits of Section 883 are unavailable, our U.S.-source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, to the extent that such income is not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below. Because we expect that no more than 50% of our shipping income would be treated as U.S.-source shipping income under the sourcing rules described above, we expect that the maximum effective rate of U.S. federal income tax on our shipping income would not exceed 2% under the 4% gross basis tax rules. The imposition of this tax could have a negative effect on our business and could decrease our earnings available for distribution to our shareholders.
If the exception under Section 883 were unavailable, and any of our U.S.-source shipping income were considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to U.S. federal income tax, currently imposed at rates of up to 21%. In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.
Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:
•	we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S.-source shipping income; and
•
substantially all of our U.S.-source shipping income was attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in us having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.
U.S. Federal Income Taxation of Gain on Sale of Assets
Regardless of whether we qualify for exemption under Section 883, we will not be subject to U.S. federal income tax with respect to gain realised on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. To the extent circumstances permit, we intend to structure any sale of vessels in such a manner, including effecting the sale and delivery of vessels outside of the United States.
U.S. Federal Income Taxation of U.S. Holders
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our common shares and is (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the United States, any state therein or the District of Columbia; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
The following discussion applies only to a U.S. Holder that holds our common shares as capital assets for U.S. federal income tax purposes. In addition, the following discussion does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, as well as the tax consequences applicable to U.S. Holders subject to special rules, such as:
•	certain financial institutions;
•	dealers or traders in securities who use a mark-to-market method of tax accounting;
•
persons holding our common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to our common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	entities classified as partnerships for U.S. federal income tax purposes;
•	tax-exempt entities;
•	persons holding common shares in accounts that offer certain tax advantages, including an “individual retirement account” or “Roth IRA”;
•	persons that own or are deemed to own 10 percent or more of our shares by vote or value; or
•	persons holding common shares in connection with a trade or business conducted outside of the United States.
If an entity that is classified as a partnership for U.S. federal income tax purposes owns our common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning our common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of our common shares.
U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our common shares in their particular circumstances.
Distributions
Subject to the PFIC rules described below, distributions paid on our common shares, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles).

Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions to U.S. Holders generally will be reported as dividends. The amount of the dividend generally will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.
Subject to applicable limitations, including a holding period requirement, dividends paid on our common shares to certain non-corporate U.S. Holders will generally be treated as “qualified dividend income” that is taxable to such U.S. Holders at preferential tax rates provided that (i) our common shares are readily tradable on an established securities market in the U.S. (such as the NYSE, on which our common shares are expected to be traded); and (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we do not believe that we are, were for our 2022 taxable year, or will be for any future taxable years). Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder. U.S. Holders should consult their tax advisers regarding the availability of the preferential tax rates on dividends in their particular circumstances.
Sale or Other Disposition of Our Common shares
Subject to the PFIC rules described below, gain or loss realised on the sale or other disposition of our common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held our common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realised on the disposition. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit limitation purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.
Passive Foreign Investment Company Rules
In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains, other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services generally does not constitute passive income.
We believe that we were not a PFIC for our 2022 taxable year. Based on our current and expected operations, we believe that we will not be a PFIC with respect to our 2023 taxable year and do not expect to become a PFIC in the foreseeable future. We intend to treat our income from our time charters and voyage charters, including through commercial pools, as services income, and not as rental income, for purposes of applying these rules. Accordingly, we believe that our income from our time charters and voyage charters, including through commercial pools, does not constitute passive income for purposes of determining whether we are a PFIC, and, consequently, the assets that we own and operate in connection with the production of that income do not constitute passive assets. While there is no authority under the PFIC rules that directly addresses the treatment of income derived from time charters and voyage charters, including through commercial pools, as passive or nonpassive income, there is substantial legal authority supporting the treatment of such income as not constituting passive income for other tax purposes. However, there is also authority which characterises income from time charters as rental income rather than services income for other tax purposes. Accordingly, the IRS or a court might not accept our position, and there is a risk that the IRS or a court may determine that we are a PFIC. Moreover, no assurance can be given that we would not become a PFIC for any future taxable year if the nature and extent of our operations change.
If the IRS were successful in asserting that we have been a PFIC for any taxable year during which a U.S. Holder held our common shares, a U.S. Holder could be subject to certain adverse tax consequences. Unless the U.S. Holder were to make a timely “mark-to-market” election, as discussed below, gain recognised on a sale or other disposition (including certain pledges) of our common shares would be allocated rateably over the U.S.

Holder’s holding period of the common shares. The amounts allocated to the taxable year of disposition and to the years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distribution received by a U.S. Holder on its common shares exceeded 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. In addition, generally we would continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder held our common shares, even if we ceased to meet the threshold requirements for PFIC status. If we were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the dividend would not constitute “qualified dividend income” and the preferential tax rates discussed above (under “ – Distributions”) would not apply.
In addition, if we were treated as a PFIC, certain of our corporate subsidiaries may also be treated as PFICs (any such subsidiaries which are PFICs, “Lower-tier PFICs”). Under attribution rules, if we were treated as a PFIC, U.S. Holders will be deemed to own their proportionate shares of our Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described herein on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though holders have not received the proceeds of those distributions or dispositions directly.
If we were to be treated as a PFIC for any taxable year and our common shares were “regularly traded” on a “qualified exchange”, a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. Our common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the common shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE, on which our common shares are expected to be listed, is a qualified exchange for this purpose. Even if the mark-to-market election is available with respect to our common shares, such election will generally not be available with respect to any of our subsidiaries that are Lower-tier PFICs. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.
If a U.S. Holder were to make the mark-to-market election, such U.S. Holder generally would recognise as ordinary income any excess of the fair market value of our common shares at the end of each taxable year over its adjusted tax basis, and would recognise an ordinary loss in respect of any excess of the adjusted tax basis of our common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder were to make the election, the U.S. Holder’s tax basis in the common shares would be adjusted to reflect the income or loss amounts recognised. Any gain recognised on the sale or other disposition of our common shares in a year when we are a PFIC would be treated as ordinary income and any loss would be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Dividends paid on our common shares would not constitute “qualified dividend income” and the preferential tax rates discussed above (under “– Distributions”) would not apply.
We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which if available could result in a further alternative treatment.
If a U.S. Holder owns our common shares during any year in which we are treated as a PFIC, the U.S. Holder generally must file an annual report on an IRS Form 8621(or any successor form) with the U.S. Holder’s federal income tax return for that year.
Backup Withholding and Information Reporting
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
Certain U.S. Holders who are individuals or entities closely held by individuals may be required to report information relating to securities of non-U.S. companies, such as our common shares, subject to certain exceptions (including an exception for securities held in accounts maintained by financial institutions, in which case the accounts themselves may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to our common shares.
F.	Dividends and Paying Agents
Not applicable.
G.	Statement by Experts
Not applicable.
H.	Documents on Display
Upon effectiveness of this Registration Statement, we will become subject to the public reporting requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we file electronically with the SEC.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
However, we will file with the SEC, within four months after the end of each financial year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to voluntarily file with the SEC current reports on Form 6-K that include quarterly financial statements.
In addition, since our common shares are traded on the Euronext, we have filed periodic and immediate reports with, and furnish information to, the Euronext.
We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders all notices of shareholders’ meetings and a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.
I.	Subsidiary Information
Not Applicable.
J.	Annual Report to Security Holders
We intend to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market Risk.
Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect our income or the value of our holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.
We buy and sell derivatives, and also incur financial liabilities, in order to manage market risks. All such transactions are conducted within the guidelines set by us. Generally, we seek to apply hedge accounting in order to manage volatility in profit or loss.
Price Risk.
Our revenue is primarily derived from voyages carried out by the Hafnia Vessels and the TC Vessels. This makes us exposed to considerable volatility, particularly for those of our Hafnia Vessels and TC vessels which operate on voyage charters in the spot market, or which operate in our spot market-oriented Pools. We have mitigated some of this volatility by employing some of our Hafnia Vessels and TC Vessels on 0–24-month time charters or long-term time charters for our newbuilds which provide an income stream that is not affected to the same extent by fluctuations in freight rates. In 2023, 5% (2022: 4%, 2021: 9%) of our shipping revenue was derived from vessels under fixed income charters (comprising time charters).
We have additionally entered into freight forward agreements to manage our exposure to volatile freight rates. As at December 31, 2023, we had outstanding positions with a notional amount of $69.7 million (2022: $7.3 million, 2021: $2.4 million) which will mature in the 12 months from December 31.
If the spot rates for all of our vessel classes had increased or decreased by $1,000, our TCE income would be lower/higher by $37.1 million (2022: $40.8 million, 2021: $30.1 million) as a result of higher/lower spot rates.
Our Hafnia Vessels and TC Vessels primarily consume fuel oil, referred to in the shipping industry as bunkers, and we are therefore exposed to the risk of variations in fuel oil costs. The price of bunkers is affected by the global political and economic environment and can be unpredictable.
Historically, fuel expenses have been our most significant expense. Under a time charter, the charterer is responsible for fuel costs and therefore, fixed-income time charters reduce our exposure to fuel price fluctuations. We are exposed to fluctuations in bunker prices which are not reflected in the freight rates achieved by us. To reduce this exposure, we hedge our bunker exposure with oil product instruments to the extent the bunker element in the freight rates achieved is considered fixed.
In 2023, fuel oil consumed by Hafnia Vessels and TC Vessels amounted to $349.1 million (2022: $388.5 million, 2021: $183.4 million). If the price of fuel had increased/decreased by $1 per metric ton with all other variables including tax rate being held constant, the net results would be lower/higher by $801,249 (2022: $470,881, 2021: $338,582) as a result of higher/lower fuel consumption expense.
We own vessels and lease vessels on sale and lease-back arrangements and therefore we are exposed to risks associated with changes in the value of the vessels, which can vary considerably during their useful lives, including as a result of fluctuations in freight rates. As at December 31, 2023, the carrying value of our Hafnia Vessels was $2,742.1 million (2022: $2,807.5 million, 2021: $1,972.9 million). Based on broker valuations, our Hafnia Vessels had a market value of $4,214.4 million as at December 31, 2023 (2022: $3,967.5 million, 2021: $1,919.8 million).
Currency Risk.
The functional currency of most of our Group entities is U.S. dollars. Our operating revenue, and the majority of our interest-bearing debt and contractual obligations for vessels under construction are denominated in U.S. dollars. Our Hafnia Vessels are also valued in U.S. dollars when trading in the second-hand market. We are exposed to foreign currency exchange risks for administrative expenses incurred by offices or agents globally, predominantly in Monaco, Denmark and Singapore. Further, we are required to pay port charges in currencies other than U.S. dollars; however, foreign currency exposure in port charges is minimal as any increase is usually compensated by a corresponding increase in freight, particularly in the tanker sector through industry-wide increases in Worldscale flat rates. As at the date of this Registration Statement, we have cash and cash equivalents denominated in U.S. dollars, NOK, DKK, SGD, AED (United Arab Emirates dirham) and EUR.
Interest Rate Risk.
We adopt a policy of ensuring that between 40% and 75% of our interest rate risk exposure is at a fixed rate or limited to a certain threshold. This is achieved partly by entering into fixed-rate instruments and partly by borrowing at a floating rate and using interest rate swaps as hedges of the variability in cash flows attributable to interest rate risk. We apply a hedge ratio of 1:1. We determine the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, tenors, repricing dates and maturities and the notional or par amounts. We assess whether the derivative designated in each hedging relationship is expected to be effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method. In these hedge relationships, the main sources of ineffectiveness are: (1) the effect of the counterparty and our own credit risk on the fair value of the swaps, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in interest rates; and (2) differences in repricing dates between the swaps and the borrowings. We have interest-bearing financial liabilities in the form of borrowings from external financial institutions at variable rates. We manage our cashflow interest rate risks by swapping a portion of its floating rate interest payments to fixed rate payments using interest rate swaps. A fundamental reform of major interest rate benchmarks has been undertaken globally to replace or reform IBOR with alternative nearly risk-free rates (referred to as “IBOR reform”). We had significant exposure to IBORs on our financial instruments which has been replaced or reformed as a part of the IBOR reform. Generally, U.S. LIBOR has been replaced by U.S. SOFR. We no longer have any instruments, including any hedging relationships, subject to IBOR rates. The IBOR reform may yet have significant operational, risk management and accounting impacts on our business.
We hold derivatives for risk management purposes. These derivatives have floated legs that are indexed to U.S. dollar SOFR. Our derivative instruments are governed by contracts based on the International Swaps and Derivatives Association’s (“ISDA”) master agreements.
If the interest rates had increased/decreased by 50 basis points, with all other variables including tax rate being held constant, the net results will be lower/higher by $1.8 million (2022: $1.5 million, 2021: $1.7 million) as a result of higher/lower interest expense on the portion of the borrowings that is not covered by the interest rate swap instruments. If the interest rates had increased/decreased by 50 basis points, with all other variables including tax rate being held constant, the net results will be lower/higher by approximately US$5.8 million (2022: US$4.9 million, 2021: US$4.3 million) as a result of higher/lower interest expense on borrowings; had no hedging been in place. Total equity would have been higher/lower by $13.7 million (2022: $14.4 million, 2021: $10.5 million) mainly as a result of fair value gain/loss from the interest rate swaps assuming these swaps remain effective.
Cash flow interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. We entered into interest rate agreements to limit exposure to interest rate fluctuations. As at December 31, 2023, the notional principal amount of these interest rate swaps represents 80% (2022: 55%, 2021: 63%) of our borrowings on floating interest rates.
Credit risk.
Our credit risk is primarily attributable to trade and other receivables, cash and cash equivalents and loan receivables from joint venture and pool participants. The maximum exposure is represented by the carrying value of each financial asset on the balance sheet.
We perform periodic credit evaluations of our charterers. We have implemented policies to ensure cash funds are deposited and derivatives are entered into with banks and internationally recognised financial institutions with a good credit rating and that our Hafnia Vessels and TC Vessels are fixed to charterers with an appropriate credit rating who can provide sufficient guarantees. There is no class of financial assets that is past due and/or impaired.

We apply the simplified lifetime approach and use a provision matrix to determine the ECLs of trade receivables and contract assets. It is based on our historical observed default rates and is adjusted by a current and forward-looking estimate based on current economic conditions.
Credit risk is concentrated on several charterers. We adopt the policy of dealing only with customers with appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. We have policies that limit the amount of credit exposure to any financial institution.
Liquidity risk.
Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet operating and capital expenditure needs. To address the inherent unpredictability of short-term liquidity requirements, we maintain sufficient cash for our daily operations in short-term cash deposits with banks, have access to the unutilised portions of revolving credit facilities and enter into trade receivables factoring agreement (with limited recourse to us) with financial institutions.
Capital Risk.
Our objectives when managing capital are to safeguard our ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholders’ value. In order to maintain or achieve an optimal capital structure, we may adjust the amount of dividends paid, return capital to shareholders, obtain new borrowings or sell assets to reduce borrowings. We are in compliance with all externally imposed capital requirements.
Inflation risk.
Inflation has a significant impact on operating or other expenses; however, our contracts do not generally contain inflation-adjustment mechanisms and we are subject to risks related to inflation.
We consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, should the world economy continue to be affected by inflationary pressures this could result in increased operating and financing costs.
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities
Not applicable.
B.	Warrants and Rights
Not applicable.
C.	Other Securities
Not applicable.
D.	American Depositary Shares
Not applicable.

PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.	CONTROLS AND PROCEDURES
A.	Disclosure Controls and Procedures
Not applicable.
B.	Management’s Annual Report on Internal Control Over Financial Reporting
Not applicable.
C.	Attestation Report of the Registered Public Accounting Firm
Not applicable.
D.	Changes in Internal Control Over Financial Reporting
Not applicable.
ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Not applicable.
ITEM 16B.	CODE OF ETHICS
Not applicable.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Not applicable.
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.	CORPORATE GOVERNANCE
Not applicable.
ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16K.	CYBERSECURITY
Not applicable.

PART III
ITEM 17.	FINANCIAL STATEMENTS
Financial Statements are filed as part of this Registration Statement, beginning on page F-0.
ITEM 18.	FINANCIAL STATEMENTS
We have responded to Item 17 in lieu of this item.
ITEM 19.	EXHIBITS
The following documents are filed as part of this Registration Statement.

EXHIBIT INDEX
Exhibit No.	Description
1.1*	Memorandum of Association of Hafnia Limited

1.2*	Amended and Restated Bye-laws of Hafnia Limited

1.3*
Certificate of Incorporation of BW Pacific Limited, Certificate of Incorporation on Change of Name to BW Tankers Limited, Certificate of Incorporation on Change of Name to Hafnia Limited and Certificate of Merger of Hafnia Limited with BW Tankers Corporation

1.4*	Form of Constitution subject to approval from Board of Directors and shareholders

4.1*	Corporate Services Agreement

4.2**	Share lending agreement with BW Group Limited and SEB Corporate Finance, Skandinaviska Enskilda Banken AB dated 4 May 2022

4.3*	Share lending agreement with BW Group Limited dated 26 August 2022

4.4*	Share lending agreement with BW Group Limited dated 28 February 2023

4.5*	Share lending agreement with BW Group Limited dated 20 December 2023

4.6**	$473 million senior secured term loan and revolving credit facility dated September 24, 2019

4.7**	Amendment agreement dated June 7, 2023 to $473 million senior secured term loan and revolving credit facility dated September 24, 2019

4.8**	$374 million senior secured term loan and revolving credit facility dated March 22, 2021

4.9**	Amendment agreement dated June 5, 2023 to $374 million senior secured term loan and revolving credit facility dated March 22, 2021

4.10**	$303 million amortizing revolving credit facility dated August 30, 2023

4.11**	Amended and restated $216 million senior secured term loan facility dated March 17, 2022

4.12**	$175 million borrowing base facility dated January 20, 2023

4.13**	$175 million borrowing base facility dated February 24, 2023

4.14**	$106 million senior secured loan facility dated December 17, 2021

4.15**	Amendment deed dated 1 February 1, 2023 to $106 million senior secured loan facility dated December 17, 2021

4.16**	$84 million senior secured loan facility dated December 17, 2021

4.17**	Amendment agreement dated March 30, 2023 to $84 million senior secured loan facility dated December 17, 2021

Exhibit No.	Description
4.18**	Novation, Amendment and Restatement Agreement dated 20 December 2023 related to Hafnia Topaz

4.19**	Novation, Amendment and Restatement Agreement dated 20 December 2023 related to Hafnia Tourmaline

4.20**	Novation, Amendment and Restatement Agreement dated 20 December 2023 related to Hafnia Tanzanite

4.21**	Bareboat Charter Party and Additional Clauses dated 28 February 2022 related to Hafnia Exceed

4.22**	Bareboat Charter Party and Additional Clauses dated 28 February 2022 related to Hafnia Excel

4.23**	Bareboat Charter Party and Additional Clauses dated 28 February 2022 related to Hafnia Excellence

4.24**	Bareboat Charter Party and Additional Clauses dated 28 February 2022 related to Hafnia Excelsior

4.25**	Bareboat Charter Party and Additional Clauses dated 28 February 2022 related to Hafnia Executive

4.26**	Bareboat Charter Party and Additional Clauses dated 28 February 2022 related to Hafnia Expedite

4.27**	Bareboat Charter Party and Additional Clauses dated 28 February 2022 related to Hafnia Experience

4.28**	Bareboat Charter Party and Additional Clauses dated 28 February 2022 related to Hafnia Express

4.29**	Bareboat Charter Party and Additional Clauses dated 28 February 2022 related to Hafnia Precision

4.30**	Bareboat Charter Party and Additional Clauses dated 28 February 2022 related to Hafnia Prestige

4.31**	Bareboat Charter Party and Additional Clauses dated 28 February 2022 related to Hafnia Pride

4.32**	Bareboat Charter Party and Additional Clauses dated 28 February 2022 related to Hafnia Providence

4.33**
LIBOR Transition Agreement dated 29 August 2023 to Bareboat Charter Parties related to Hafnia Exceed, Hafnia Excellence, Hafnia Executive, Hafnia Experience, Hafnia Express, Hafnia Precision, Hafnia Prestige, Hafnia Pride and Hafnia Providence

8.1*	List of subsidiaries

15.1**	Consent of KPMG LLP

15.2**	Consent of Clarksons
*	Previously filed.
**	Filed herewith.
***	To be filed by amendment.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Registration Statement on its behalf.
Date: April 1, 2024	Hafnia Limited

	By:	/s/ Mikael Øpstun Skov
	Name:	Mikael Øpstun Skov
	Title:	Chief Executive Officer

	By:	/s/ Petrus Wouter Van Echtelt
	Name:	Petrus Wouter Van Echtelt
	Title:	Chief Financial Officer

HAFNIA LIMITED
(Incorporated in Bermuda)
AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
For the financial years ended 31 December 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Hafnia Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Hafnia Limited and subsidiaries (the Group) as of December 31, 2023, 2022, and 2021, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023, 2022, and 2021 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Correction of Misstatements
As discussed in Note 31 to the consolidated financial statements, the 2021 and 2022 financial statements have been restated to correct misstatements.
Basis for Opinion
These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Revenue recognition – assessment of principal versus agent in the Disponent-Owner Pools
As discussed in Note 4 to the consolidated financial statements, the Group reported revenues generated by external vessels in the pool arrangements that are managed by the Group under the “disponent-owner” model (Disponent-Owner Pools) of US$756,234 thousand for the year ended December 31, 2023. As discussed in Notes 2.3(a) and 2.4(a), the Group determined that it, as the pool manager in the Disponent-Owner Pools, recognises the revenue as a principal in accordance with IFRS 15 - Revenue from Contracts with Customers.
We identified the assessment of whether the Group as the pool manager acts as a principal or an agent in the Disponent-Owner Pools as a critical audit matter. A higher degree of subjective auditor judgment was required to evaluate whether time-charter arrangements for the vessels in the Disponent-Owner Pools between the pool participants and the pool manager constitute a lease and the Group as the pool manager controls the promised service, as judgement was required to interpret the contractual terms in the Disponent-Owner Pools.
The following are the primary procedures we performed to address this critical audit matter:
•	We obtained a selection of Disponent-Owner Pool and other relevant agreements and evaluated the terms and conditions
•	We evaluated whether management’s accounting position considered all relevant facts and terms included in the agreements
•	We determined whether the Group’s assessment of the contractual terms and conditions was in accordance with the relevant accounting standards.
/s/ KPMG LLP
We have served as the Group’s auditor since 2018.

Singapore

March 8, 2024

HAFNIA LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the financial year ended 31 December 2023
	Note	2023 US$’000	2022 US$’000 (Restated)	2021 US$’000 (Restated)
Revenue (Hafnia Vessels and TC Vessels)[1]	4	1,915,472	1,926,551	700,405
Revenue (External Vessels in Disponent-Owner Pools)[2]	4	756,234	—	—
Voyage expenses (Hafnia Vessels and TC Vessels)[1]	5	(548,865)	(579,855)	(297,470)
Voyage expenses (External Vessels in Disponent-Owner Pools)[2]	5	(279,749)	—	—
Pool distributions for External Vessels in Disponent-Owner Pools[2]		(476,485)	—	—
		1,366,607	1,346,696	402,935

Other operating income		44,984	40,461	23,177
Vessel operating expenses	5	(268,869)	(263,903)	(192,459)
Technical management expenses		(25,692)	(23,627)	(16,014)
Charter hire expenses		(34,571)	(33,154)	(22,903)
Other expenses	5	(69,571)	(59,524)	(42,979)
		1,012,888	1,006,949	151,757

Gain/(loss) on disposal of assets	9	56,087	25,483	(4,935)
Depreciation charge of property, plant and equipment	9	(209,727)	(207,989)	(150,460)
Amortisation charge of intangible assets	10	(1,300)	(1,230)	(1,219)
Operating profit/(loss)		857,948	823,213	(4,857)

Interest income		17,629	6,977	2,355
Interest expense		(77,385)	(91,094)	(39,004)
Capitalised financing fees written off		(5,894)	(2,465)	(4,496)
Other finance expense		(11,845)	(2,516)	(3,333)
Finance expense – net		(77,495)	(89,098)	(44,478)

Share of profit/(loss) of equity-accounted investees, net of tax	14	19,073	24,152	(1,768)
Profit/(loss) before income tax		799,526	758,267	(51,103)

Income tax expense	7	(6,251)	(6,678)	(4,390)
Profit/(loss) for the financial year		793,275	751,589	(55,493)

Other comprehensive income:

Items that may be subsequently reclassified to profit or loss
Foreign operations - foreign currency translation differences		(92)	64	(1)
Fair value gains on cash flow hedges		13,378	73,516	9,693
Reclassification to profit or loss		(42,524)	(5,406)	6,628
		(29,238)	68,174	16,320
Item that will not be subsequently reclassified to profit or loss
Equity investments at FVOCI – net change in fair value		9,720	—	—
Total other comprehensive (loss)/income		(19,518)	68,174	16,320

Total comprehensive income/(loss) for the year, net of tax		773,757	819,763	(39,173)

Earnings per share attributable to the equity holders of the Company
(expressed in US$ per share)
Basic earnings/(loss) per share	8	1.57	1.57	(0.15)
Diluted earnings/(loss) per share	8	1.56	1.54	(0.15)
1 The comparative information is restated. See Note 31. “TC Vessels” are vessels that have been time chartered-in to the Group (including ROU assets).
The accompanying notes form an integral part of these consolidated financial statements. Independent Auditors’ Report – Pages 1 to 2.

2 “External Vessels in Disponent-Owner Pools” means vessels that are commercially managed by the Group in the Disponent-Owner Pool arrangements that are not Hafnia Vessels or TC Vessels. See Note 2.3(a) for details on the accounting for pool arrangements.
HAFNIA LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
As at 31 December 2023
	Note	2023 US$’000	2022 US$’000 (Restated)	1 January 2022 US$’000 (Restated)
Vessels	9	2,673,938	2,728,319	1,909,534
Dry docking and scrubbers	9	68,159	79,210	63,414
Right-of-use assets - Vessels	9	34,561	67,904	111,529
Other property, plant and equipment	9	964	1,130	266
Total property, plant and equipment		2,777,622	2,876,563	2,084,743

Intangible assets	10	1,290	2,590	3,572
Total intangible assets		1,290	2,590	3,572

Other investments	11	23,953	3,825	3,501
Derivative financial instruments	12	35,023	69,184	675
Deferred tax assets		36	36	36
Restricted cash	17	13,381	4,780	—
Loans receivable from joint ventures	13	69,626	74,213	60,229
Associated companies and joint ventures	14	60,172	39,359	15,218
Total other non-current assets		202,191	191,397	79,659

Total non-current assets		2,981,103	3,070,550	2,167,974

Inventories[1]	15	107,704	89,931	70,672
Trade and other receivables[1]	16	589,710	503,109	147,892
Derivative financial instruments	12	12,902	1,424	252
Cash at bank and on hand	17	141,621	174,440	100,075
Cash retained in the commercial pools[1]	17	80,900	105,885	53,626
Total current assets		932,837	874,789	372,517

Total assets		3,913,940	3,945,339	2,540,491

Share capital	18	5,069	5,035	3,703
Share premium	18	1,044,849	1,023,996	704,834
Contributed surplus	18	537,112	537,112	537,112
Other reserves	19	27,620	73,650	5,150
Treasury shares	18	(17,951)	(12,675)	(12,832)
Retained earnings/(accumulated losses)		631,025	381,886	(125,955)
Total shareholders’ equity		2,227,724	2,009,004	1,112,012
Borrowings	21	1,025,023	1,455,171	1,082,829
Derivative financial instruments	12	—	—	306
Total non-current liabilities		1,025,023	1,455,171	1,083,135

Borrowings	21	267,328	320,116	248,374
Derivative financial instruments	12	276	93	21
Current income tax liabilities		8,111	4,737	2,018
Trade and other payables[1]	22	385,478	156,218	94,931
Total current liabilities		661,193	481,164	345,344

Total liabilities		1,686,216	1,936,335	1,428,479

Total shareholders’ equity and liabilities		3,913,940	3,945,339	2,540,491
1 The comparative information is restated. See Note 31.
The accompanying notes form an integral part of these consolidated financial statements. Independent Auditors’ Report – Pages 1 to 2.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the financial year ended 31 December 2023
	Note	Share capital US$’000	Share premium US$’000	Contributed surplus US$’000	Translation reserve US$’000	Hedging reserve US$’000	Treasury shares US$’000	Capital reserve US$’000	Share-based payment reserve US$’000	Fair value reserves US$’000	Retained earnings US$’000	Total US$’000
Balance at 1 January 2023		5,035	1,023,996	537,112	29	68,458	(12,675)	(710)	5,873	—	381,886	2,009,004
Transactions with owners
Equity-settled share-based payment		—	—	—	—	—	—	—	2,822	—	—	2,822
Share options exercised		—	—	—	—	—	39,063	(24,427)	(4,907)	—	—	9,729
Purchase of treasury shares and issuance of shares	18	34	20,853	—	—	—	(44,339)	—	—	—	—	(23,452)
Dividends paid	30	—	—	—	—	—	—	—	—	—	(544,136)	(544,136)
Total comprehensive income
Profit for the financial year		—	—	—	—	—	—	—	—	—	793,275	793,275
Other comprehensive (loss)/income	—	—	—	—	(92)	(29,146)	—	—	—	9,720	—	(19,518)
Balance at 31 December 2023		5,069	1,044,849	537,112	(63)	39,312	(17,951)	(25,137)	3,788	9,720	631,025	2,227,724
	Note	Share capital US$’000	Share premium US$’000	Contributed surplus US$’000	Translation reserve US$’000	Hedging reserve US$’000	Treasury shares US$’000	Capital reserve US$’000	Share-based payment reserve US$’000	Retained earnings/ (accumulated losses) US$’000	Total US$’000
Balance at 1 January 2022		3,703	704,834	537,112	(35)	348	(12,832)	—	4,837	(125,955)	1,112,012
Transactions with owners
Issue of common shares (net of capitalised equity raise costs)	18	376	97,170	—	—	—	—	—	—	—	97,546
Acquisition of assets	3	921	206,459	—	—	—	12,832	—	—	—	220,212
Equity-settled share-based payment		—	—	—	—	—	—	—	1,760	—	1,760
Share options exercised		—	—	—	—	—	2,893	(710)	(724)	—	1,459
Purchase of treasury shares and issuance of shares	18	35	15,533	—	—	—	(15,568)	—	—	—	—
Dividends paid	30	—	—	—	—	—	—	—	—	(243,748)	(243,748)
Total comprehensive income
Profit for the financial year		—	—	—	—	—	—	—	—	751,589	751,589
Other comprehensive income		—	—	—	64	68,110	—	—	—	—	68,174
Balance at 31 December 2022		5,035	1,023,996	537,112	29	68,458	(12,675)	(710)	5,873	381,886	2,009,004
	Note	Share capital US$’000	Share premium US$’000	Contributed surplus US$’000	Translation reserve US$’000	Hedging reserve US$’000	Treasury shares US$’000	Capital reserve US$’000	Share-based payment reserve US$’000	Retained earnings/ (accumulated losses) US$’000	Total US$’000
Balance at 1 January 2021		3,703	704,834	537,112	(34)	(15,973)	(13,001)	—	1,859	(70,462)	1,148,038
Transactions with owners
Equity-settled share-based payment		—	—	—	—	—	169	—	2,978	—	3,147
Total comprehensive income/(loss)
Loss for the financial year		—	—	—	—	—	—	—	—	(55,493)	(55,493)
Other comprehensive (loss)/income		—	—	—	(1)	16,321	—	—	—	—	16,320
Balance at 31 December 2021		3,703	704,834	537,112	(35)	348	(12,832)	—	4,837	(125,955)	1,112,012
The accompanying notes form an integral part of these consolidated financial statements. Independent Auditors’ Report – Pages 1 to 2.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
For the financial year ended 31 December 2023
	Note	2023 US$’000	2022 US$’000 (Restated)	2021 US$’000 (Restated)
Cash flows from operating activities
Profit/(loss) for the financial year		793,275	751,589	(55,493)

Adjustments for:
- income tax expense		6,251	6,678	4,390
- depreciation and amortisation charges		211,027	209,219	151,679
- (gain)/loss on disposal of assets		(56,087)	(25,483)	4,935
- interest income		(17,629)	(6,977)	(2,355)
- finance expense		95,124	96,075	46,833
- share of (profit)/loss of equity-accounted investees, net of tax		(19,073)	(24,152)	1,768
- equity-settled share-based payment transactions		2,822	1,760	3,147
Operating cash flow before working capital changes		1,015,710	1,008,709	154,904

Changes in working capital:
- inventories		(17,773)	(16,091)	(34,971)
- trade and other receivables		(139,166)	(259,619)	(20,921)
- trade and other payables		205,663	42,874	463
Cash generated from operations		1,064,434	775,873	99,475
Income tax paid		(3,628)	(4,986)	(4,443)
Net cash provided by operating activities		1,060,806	770,887	95,032

Cash flows from investing activities
Interest income received		13,583	4,172	877
Loan to joint ventures	13	(15,488)	(11,500)	(13,500)
Acquisition of assets, net of cash acquired	3	—	4,195	—
Acquisition of other investments	11	(10,408)	(324)	(3,501)
Equity investment in joint venture	14	(2,240)	(1,814)	(10,213)
Purchase of intangible assets	10	—	(248)	(367)
Proceeds from disposal of assets held for sale		—	—	11,000
Proceeds from disposal of property, plant and equipment	9	142,793	255,809	29,191
Proceeds from disposal of assets	9	—	15,882	—
Repayment of loan by joint venture company	13	23,975	—	—
Dividend received from joint venture	14	500	—	—
Dividend received from associated company	14	—	1,825	—
Purchase of property, plant and equipment	9	(184,392)	(447,128)	(26,663)
Net cash used in investing activities		(31,677)	(179,131)	(13,176)

Cash flows from financing activities
Proceeds from borrowings from external financial institutions		247,030	440,257	622,685
Proceeds from borrowings from a related corporation		—	3,750	18,750
Repayment of borrowings to external financial institutions		(309,064)	(415,901)	(622,085)
Repayment of borrowings to a related corporation		—	(22,500)	—
Repayment of borrowings to non-related parties		(5,429)	(558)	(390)
The accompanying notes form an integral part of these consolidated financial statements. Independent Auditors’ Report – Pages 1 to 2.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS(continued)
For the financial year ended 31 December 2023
	Note	2023 US$’000	2022 US$’000 (Restated)	2021 US$’000 (Restated)
Repayment of lease liabilities		(390,153)	(231,086)	(39,771)
Payment of financing fees		(3,997)	(1,990)	(5,106)
Interest paid to external financial institutions		(73,634)	(87,843)	(29,869)
Interest paid to a third party		(5,707)	(24)	(33)
Proceeds from exercise of employee share options		9,286	1,459	—
Proceeds from equity raise		—	97,780	—
Payment of equity raise costs		—	(1,170)	—
Dividends paid	30	(544,136)	(243,748)	—
Other finance expense paid		(11,129)	(3,558)	(3,335)
Net cash used in financing activities		(1,086,933)	(465,132)	(59,154)

Net (decrease)/increase in cash and cash equivalents		(57,804)	126,624	22,702
Cash and cash equivalents at beginning of the financial year		280,325	153,701	130,999
Cash and cash equivalents at end of the financial year	17	222,521	280,325	153,701

Cash and cash equivalents at end of the financial year comprises of:
Cash at bank and on hand		141,621	174,440	100,075
Cash retained in the commercial pools		80,900	105,885	53,626
		222,521	280,325	153,701
Significant non-cash transactions
On 27 January 2022, the Group acquired 32 vessels from Oaktree through acquiring the vessel owning companies Chemical Tankers Inc and its subsidiaries (“CTI”) by way of issuance of new shares of the Company together with the Company’s existing treasury shares. The fair value of the net assets of CTI acquired amounted to US$221.1 million. Refer to Note 3.
In the financial year ended 2022, two of the Chemical-Stainless vessels, Hafnia Spark and Hafnia Stellar, were deemed to be sold (refer to Note 9) even though physical title over the vessels has not been transferred; as the Group has assessed that control over the vessels has been transferred to the buyers. These vessels were financed by sale-and-leaseback arrangements and the liabilities remained on the Group’s balance sheet along with a corresponding receivable from the buyer that will be used to repay the liabilities. In the financial year ended 2023, physical title was transferred to the buyer and the liabilities were extinguished against the receivables in the Group’s balance sheet. This is a non-cash transaction as the buyer paid the funds to extinguish the liabilities directly to the leasing house.
The accompanying notes form an integral part of these consolidated financial statements. Independent Auditors’ Report – Pages 1 to 2.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)
For the financial year ended 31 December 2023
Reconciliation of liabilities arising from financing activities
			Non-cash changes US$’000
	1 January 2023 US$’000	Financial cash flows (i) US$’000	Extinguishment of finance lease liability against receivables	Additional leases capitalised during the financial year	Interest Expense	Fair value changes on cash flow hedges	Capitalised financing fees written off	31 December 2023 US$’000
Bank borrowings	726,376	(201,957)	—	—	46,213	—	1,879	572,511
Loan from non-related parties	5,429	(11,136)	—	—	5,707	—	—	—
Finance and other lease liabilities	1,043,482	(362,310)	(44,600)	11,852	67,401	—	4,015	719,840
Derivative financial instruments	(69,136)	35,963	—	—	—	(12,791)	—	(45,964)
			Non-cash changes US$’000
	1 January 2022 US$’000	Financial cash flows (i) US$’000	Additional leases capitalised during the financial year	Acquisition of assets	Disposal of assets	Interest expense	Other finance expense	Capitalised financing fees written off	Fair value changes on cash flow hedges	31 December 2022 US$’000 (Restated)
Bank borrowings	1,112,912	(421,349)	—	—	—	34,813	—	—	—	726,376
Loan from a related corporation	18,750	(19,453)	—	—	—	703	—	—	—	—
Loan from non-related parties	4,391	(582)	—	—	—	1,620	—	—	—	5,429
Finance and other lease liabilities	195,150	128,789	1,895	702,423	(46,604)	56,940	2,424	2,465	—	1,043,482
Derivative financial instruments	(327)	4,707	—	—	—	—	—	—	(73,516)	(69,136)
			Non-cash changes US$’000
	1 January 2021 US$’000	Financial cash flows (i) US$’000	Additional leases capitalised during the financial year	Interest expense	Capitalised financing fees written off	Fair value changes on cash flow hedges	Other finance expense	31 December 2021 (Restated) US$’000
Bank borrowings	1,110,527	(24,389)	—	22,278	4,496	—	—	1,112,912
Loan from a related corporation	—	18,489	—	261	—	—	—	18,750
Loan from non-related parties	4,781	(423)	—	33	—	—	—	4,391
Finance and other lease liabilities	191,986	(42,863)	36,226	9,801	—	—	—	195,150
Derivative financial instruments	15,991	(6,633)	—	—	—	(9,690)	5	(327)
(i)	The cash flows make up the net amount of proceeds from borrowings, repayments of borrowings, interest expense and financing fees paid as reported in the statement of cash flows.
The accompanying notes form an integral part of these consolidated financial statements. Independent Auditors’ Report – Pages 1 to 2.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
These notes form an integral part of and should be read in conjunction with the accompanying consolidated financial statements.
1.1	General information
Hafnia Limited (the “Company”) is listed on the Oslo Stock Exchange and incorporated and domiciled in Bermuda. The address of its registered office is Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton HM EX, Bermuda.
The principal activity of the Company (together with its subsidiaries, the “Group”) relates to the provision of global maritime services in the product tankers market.
2.	Material accounting policies
2.1	Basis of preparation
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and have been prepared under the historical cost convention, except as disclosed in the accounting policies below.
2.2	Changes in material accounting policies
New standard and amendments to published standards, effective in 2023 and subsequent financial years
The Group has applied the following IFRSs, amendments to and interpretations of IFRS for the first time for the annual period beginning on 1 January 2023:
Amendments:
-	Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Policies
-	Amendments to IAS 12 Income Taxes:
a.	Deferred Tax related to Assets and Liabilities arising from a Single Transaction
b.	International Tax Reform – Pillar Two Model Rules
-	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current
-	Adoption of IFRS 17 Insurance Contracts: Initial Application of IFRS 17 and IFRS 9 Comparative Information
-	Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies
Global minimum top-up tax
Management has assessed that the amendments to IAS 12 Income Taxes (b) International Tax Reform – Pillar Two Model Rules are applicable to the Group as it is a large multinational enterprise that has consolidated revenues of more than US$750 million in at least two out of the last four years. Further details related to Pillar Two Income Tax are disclosed in Note 7.
Except for the amendments listed as above, the application of these amendments to standards and interpretations did not have a material effect on the financial statements.
A number of new standards, interpretations, and amendments to standards will become effective for annual periods beginning on or after 1 January 2024, and early adoption is permitted. In preparing these consolidated financial statements, the Group has not early adopted any new or amended standards or interpretations.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
The Group intends to adopt these new and amended standards and interpretations, when they become effective. At the date of authorization of the financial statements, the Group continues to assess and evaluate the impact to its financials on the initial adoption of these new accounting standards and interpretations and its related applicable period.
Material accounting policy information
The Group adopted IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies for the for the first time in 2023. Although the amendments did not result in any changes to the accounting policies, they impacted the accounting policy information disclosed in the financial statements.
Management has reviewed the accounting policies and made updates to the information disclosed in Note 2 Material accounting policies in certain instances, in line with the amendments.
2.3	Critical accounting judgements and estimates
The preparation of consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions discussed below.
Certain amounts included in or affecting the consolidated financial statements and related disclosures are estimated, requiring the Group to make assumptions with respect to values or conditions which cannot be known with certainty at the time the consolidated financial statements are prepared. A critical accounting estimate or assumption is one which is both important to the portrayal of the Group’s financial condition and results and requires management’s most difficult, subjective or complex judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management evaluates such estimates on an ongoing basis, using historical results and experience, consideration of relevant trends, consultation with experts and other methods considered reasonable in the particular circumstances.
(a)	Critical judgements in applying the Group’s accounting policies
The following are the critical judgements, apart from those involving estimations (Note 2.3(b)), that management has made in the process of applying the Group’s accounting policies and which have the most significant effect on the amounts recognised in the financial statements.
Accounting for pool arrangements
The Group is involved in three types of commercial pool arrangements: 1) pool arrangements that are managed by the Group under the “agent-to-owner” model, 2) pool arrangements that are managed by the Group under the “disponent-owner” model (“Disponent-Owner Pools”) and 3) pool arrangements operated by third parties in which the Group’s owned vessels are placed.
For pool arrangements that are managed by the Group, Hafnia operates as a pool manager for seven commercial pools:
(1)	Long Range II (“LR2”) Pool
(2)	Long Range I (“LR1”) Pool
(3)	Medium range (“MR”) Pool
(4)	Handy size (“Handy”) Pool
(5)	Chemical handy size (“Chemical-Handy”) Pool
(6)	Chemical medium range (“Chemical-MR”) Pool

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
(7)	Specialised Pool
The pools are managed by Hafnia through its pool management companies that are wholly owned subsidiaries, as the pool manager. There are separate pool agreements entered into between the pool manager and the relevant pool participants. The pool manager negotiates charters with customers primarily in the spot market, however it may also arrange short duration time charters.
The objective of the commercial pool set up is to facilitate the commercial operation, employment, and marketing of the pool’s vessels. This is achieved via the optimal utilisation of the pool vessels due to improved scheduling to reduce ballast legs and bulk purchase of goods and services for voyage expenses, thus creating economies of scale, improved flexibility, efficiency and price competitiveness. Shipowners contribute their vessels to the pool and the pool is managed by the pool manager under the authority of the Pool Board.
For pool arrangements under the “agent-to-owner” model, management has performed a key assessment to determine who is the principal and agent in these pool arrangements. Indicators that the Group, as the pool manager, is an agent in a pool arrangement are:
•
Based on the pool agreements under the “agent-to-owner” model, the decisions over the relevant activities of the pool that are determined to significantly affect the pool’s returns are made by the respective Pool Boards, which are represented by pool participants;

•
Although the pool manager makes decisions over the day-to-day operations of the pool, the pool manager only acts within the pre-defined mandates and authority limits set by the Pool Board, for which the pool board’s approving rights are substantive;

•
The decisions of the pool manager are not for the relevant activities of the pool and the pool manager has limited discretion over pricing as the prices are highly dependent on the market published price for charter contracts;

•	The pool manager is only given authority to decide on the prices with the objective of efficient pool management; and
•	The Pool Board’s decisions have practical ability to prevent the pool manager from directing the pool’s relevant activities and exercising power on its own behalf.
The Group has evaluated that it has limited control as the pool manager and is hence an agent in the respective commercial pool arrangements. In such arrangements, the Group as the pool manager does not consolidate the pools. Instead, the Group only recognises the pool management fees as other operating income. On the balance sheet, the Group recognises the pool’s assets and liabilities over which the Group, as pool manager, has legal rights and obligations respectively. This includes all cash balances of the pool as the pool bank accounts are opened in the name of the pool manager; and trade payables (other than those relating to fuel oil) for which contracts are entered into in the name of the pool manager.
As the shipowner that places its own vessels in the pools, the Group recognises the gross revenue and voyage expenses earned pertaining to its vessels placed in the pools; and adjustments due to pool allocations recognised separately as “pool allocation”. These adjustments relate to revenue from voyage charters less voyage expenses comprising primarily brokers’ commission, fuel oil and port charges. On the balance sheet, the Group recognises the assets and liabilities over which the Group, as shipowners, has legal rights and obligations respectively. This includes the trade receivables from end charterers for which the contracts are entered into in its own name as

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
shipowners; and fuel oil as inventory and its corresponding payables, as the pool manager purchases fuel oil as an agent on behalf of shipowners based on the contractual terms of the pool agreements under the “agent-to-owner” model and the shipowner having the primary responsibility for the fuel oil obligations.
During the financial year ended 31 December 2023, the Group changed the Handy Pool, MR Pool, LR1 Pool and LR2 Pool from the “agent-to-owner” model to the “disponent-owner” model, with the agreement of all pool participants in the respective pool arrangements, as management and the pool participants believe that it would lead to an improvement in operating efficiency and access to working capital facilities.
For pool arrangements under the “disponent-owner” model (“Disponent-Owner Pools”), the key changes in the pool agreements from the “agent-to-owner” model are:
•	Establishing a time-charter arrangement for the vessels in the Disponent-Owner Pools between the pool participants and the pool manager;
•
The pool manager, as the “disponent-owner” of the vessels, has the right to obtain substantially all of the economic benefits from the use of the vessels in the Disponent-Owner Pools, as the pool manager is the contractual and legal entity who charters in vessels from the pool participants and subsequently charters out the vessels to the external charterers under its own name as the “disponent-owner”;

•
The pool manager, as the “disponent-owner” of the vessels, also has the right to direct the use of the vessels in the Disponent-Owner Pools, including having the right to direct how and for what purpose the vessels will be used;

The Group has evaluated that the time-charter arrangement constitutes a lease under IFRS 16 – Leases to the pool manager of the Disponent-Owner Pools. Management has assessed that the rights conferred from the pool agreements under the “disponent-owner” model provided the pool manager with the control of a right to a service to be performed using the vessels in the Disponent-Owner Pools for which it has control over, for the end charterers. Hence, management has assessed that this allows the pool manager to recognise the revenue as a principal in line with IFRS 15 - Revenue from Contracts with Customers.
In such arrangements, the Group as the pool manager recognises the gross revenue and voyage expenses earned pertaining to the vessels placed by the Group in the Disponent-Owner Pools as “Revenue (Hafnia Vessels and TC Vessels)” and “Voyage expenses (Hafnia Vessels and TC Vessels)” respectively, and adjustments due to pool allocations recognised separately as “pool allocation”; the gross revenue and voyage expenses earned pertaining to the external vessels placed by pool participants other than the Group as “Revenue (External Vessels in Disponent-Owner Pools)” and “Voyage expenses (External Vessels in Disponent-Owner Pools)” respectively; and expenses relating to pool distributions to external pool participants other than the Group separately as “Pool distributions for External Vessels in Disponent-Owner Pools”.
On the balance sheet, the Group recognises the pool’s assets and liabilities over which the Group, as pool manager, has legal rights and obligations respectively. This includes all cash balances of the pool as the pool bank accounts are opened in the name of the pool manager; all trade receivables from end charterers for which contracts are entered into in the name of the pool manager as the “disponent-owner”; the trade payables for which contracts are entered into in the name of the pool manager; and fuel oil as inventory and its corresponding payables, as the pool manager purchases fuel oil as the “disponent owner” of the vessels based on the contractual terms of the Pool Agreements under the “disponent-owner” model.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
For pool arrangements operated by third parties in which the Group’s owned vessels are placed, management has performed an assessment to determine if the Group as a pool participant has control over the pools in such arrangements. Indicators that the Group, as a pool participant, does not have control in the pool arrangements are:
•
Based on the pool agreements for these pool arrangements operated by the third-party pool managers, the decisions over the relevant activities of the pool that are determined to significantly affect the pool’s returns are made by the commercial pool managers. The pool managers of the respective pool arrangements hold the power to make all significant economic decisions that affect the pools;

•
The Pool Board’s power is limited to approval of total costs for each vessel in the respective pools, and approval of any additional working capital financing arrangements required from pool participants;

•	The Pool Boards for these pool arrangements do not have the ability to prevent the pool manager from directing the pool’s relevant activities and exercising power on its own behalf;
•	The Group, as a pool participant in these pool arrangements, does not hold a majority of either the Pool Board of these pool arrangements or composition of the respective pools.
The Group has evaluated that it does not have control over the pools in the pool arrangements operated by third parties as a pool participant, and is hence not the principal of these pool arrangements. The Group recognises revenue from these pool arrangements as income based on its portion of the pool income reported by the relevant pool, which represents the net voyage revenue of the vessel after adjusting for pool earnings points, pool management fees and deducting voyage expenses.
The accounting policies relating to revenue recognition from the vessels placed in these pool arrangements that are managed by both the Group and third parties are further described in Note 2.4(a).
Identification of cash-generating units
The Group organizes the commercial management of the fleet of vessels into seven individual commercial pools: LR1, LR2, MR, Handy, Chemical-MR, Chemical-Handy and Specialised. For the financial years ended 31 December 2023, 2022 and 2021, there are no Hafnia Vessels or TC Vessels in the Specialised Pool. The Group has assessed that each individual commercial pool constitutes a separate cash-generating unit (“CGU”). This is due to 1) the vessels in each individual pool generating cashflows that are largely interdependent with each other, as the pool arrangements create operational dependencies between vessels in each segment as the pool manager is able to deploy all the vessels to gain efficiencies for the entire fleet of vessels in the pool; 2) the decisions of the pool manager are made solely for the benefit of the entire commercial pool and not for individual vessels; and 3) each individual pool is managed on a portfolio basis to optimise performance and for internal and external management reporting.
Time-chartered in vessels which are recognised as ROU assets by the Group and subsequently deployed in the commercial pools are included as part of the respective commercial pool CGUs based on the above assessment. For vessels outside the commercial pools and deployed on a time-charter basis, each of these vessels constitutes a separate CGU.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
(b)	Critical accounting estimates
The key assumptions concerning the future and other critical accounting estimates at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below.
Impairment/Reversals of impairment of non-financial assets
Property, plant and equipment and right-of-use assets are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired or a reversal of previously recognised impairment charge may be required. The recoverable amount of an asset, and where applicable, a cash-generating unit (“CGU”), is determined based on the higher of fair value less costs to sell and value-in-use calculations prepared on the basis of management’s assumptions and estimates.
All impairment calculations demand a high degree of estimation, which include assessments of the expected cash flows arising from such assets under various modes of deployment, and the selection of discount rates. Changes to these estimates may significantly impact the impairment charges recognised, and future changes may lead to reversals of any previously recognised impairment charges. The Group views that the forecast of future freight rates, representing the main driver of recoverable amounts of the Group’s vessels to be inherently difficult to estimate. This is further complicated by the volatility in oil prices caused by geopolitics and macroeconomic forces, together with the cyclical nature of freight rates prevailing in the tankers market.
Vessel life and residual value
The Group depreciates the vessels on a straight-line basis after deduction of residual values over the ship’s estimated useful life of 25 years, from the date the ship was originally delivered from the shipyard. Dry docking costs are generally depreciated over 2.5 to 5 years depending on the age and serviceability of the vessels. Residual value is estimated as the lightweight tonnage of each vessel multiplied by the scrap value. The residual values of the vessels are reassessed by management at the end of each reporting period based on the prevailing and historical steel prices.
The useful life and residual value are critical accounting estimates as they directly impact the amount of depreciation expense to be presented in the financial statements. Due to the size of the Group’s fleet of owned vessels, the impact could be material depending on the estimates adopted by Management.
2.4	Revenue and income recognition
Revenue comprises the fair value of consideration received or receivable for the rendering of services in the ordinary course of the Group’s activities, net of rebates, discounts and off-hire charges, and after eliminating sales within the Group.
(a)	Revenue
The Group’s source of revenue is vessel revenue, comprising of time charter hire, voyage charter hire and demurrage revenue. Revenue is recognized when or as performance obligations are satisfied by transferring services to the customer, i.e. over time, provided that the stage of completion can be measured reliably. Revenue is measured as the consideration that the Group expects to be entitled to. Vessel revenue (including time charter hire, voyage charter hire and demurrage revenue) are recognised in the Consolidated Statement of Comprehensive Income according to the entered charter parties from the date of load to the date of delivery of the cargo (discharge). The recognition is determined using the load-to-discharge method based on the

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
percentage of the estimated duration of the voyage completed at the reporting date because the customer receives the benefit during the voyage as it is provided.
Time charter hire - The Group earns time charter revenue as a lessor by placing its vessels on time charter arrangements with end charterers. Revenue generated from time charter hire is accounted for as revenue earned under operating leases and is therefore within the scope of IFRS 16 – Leases, as issued by the International Accounting Standards Board. IFRS 16 amended the definition of what constitutes a lease to be a contract that conveys the right to control the use of an identified asset if the lessee has both (i) the right to obtain substantially all of the economic benefits from the use of the identified asset, and (ii) the right to direct the use of the identified asset throughout the period of use. We have determined that our existing time charter arrangements meet the definition of leases under IFRS 16, with the Group as lessor, on the basis that the charterer manages the vessels in order to enter into transportation contracts with their customers, and thereby enjoys the economic benefits derived from such arrangements. Furthermore, the charterer can direct the use of a vessel (subject to certain limitations in the charter arrangement) throughout the period of use.
Moreover, under IFRS 16, we are also required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In the time charter arrangements, we have determined that the lease component is the vessel, and the non-lease component is the technical management services provided to operate the vessel. These components are accounted for as follows:
•	All fixed lease revenue earned under these time charter arrangements is recognized on a straight-line basis over the term of the lease.
•
The non-lease component is accounted for as services revenue under IFRS 15 - Revenue from Contracts with Customers. This revenue is recognized “over time” as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the service. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us.

Voyage charter hire - The Group earns voyage charter revenue primarily by commercially managing vessels in commercial pool arrangements and by trading them in the spot market. Revenue generated from voyage charter hires and pools is within the scope of IFRS 15 - Revenue from Contracts with Customers, as issued by the International Accounting Standards Board. IFRS 15 replaced the pre-existing accounting standards for revenue recognition and is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products or services are transferred to customers.
As mentioned above in Note 2.3(a), the Group is involved in three types of commercial pool arrangements: 1) pool arrangements that are managed by the Group under the “agent-to-owner” model, 2) pool arrangements that are managed by the Group under the “disponent-owner” model (“Disponent-Owner Pools”) and 3) pool arrangements operated by third parties in which the Group’s owned vessels are placed.
For 1) pool arrangements that are managed by the Group under the “agent-to-owner” model, management has assessed that it has limited rights as the pool manager as described in Note 2.3(a), and is hence an agent in the respective commercial pool arrangements. The Group as the pool manager recognises the pool management fees as other operating income over time based

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
on the period of services provided; while as a shipowner, recognises the gross revenue and voyage expenses earned pertaining to its vessels placed in the pools, and the adjustments due to pool allocations (based on pool points and other trading criteria such as ice trading) separately as pool allocation.
For the 2) Disponent-Owner Pools that are managed by the Group, management has assessed that the time-charter arrangement for the vessels in these pool arrangements between the pool participants and the pool manager constitutes a lease under IFRS 16. Correspondingly, management has assessed that the rights conferred from the pool agreements under the “disponent-owner” model provided the pool manager with the control of a right to a service to be performed using the vessels in the Disponent-Owner Pools for the end charterers and hence allowing the pool manager to recognise the revenue as a principal in line with IFRS 15 - Revenue from Contracts with Customers.
The Group as the pool manager recognises the gross revenue and voyage expenses earned pertaining to the vessels placed by the Group in the Disponent-Owner Pools as “Revenue (Hafnia Vessels and TC Vessels)” and “Voyage expenses (Hafnia Vessels and TC Vessels)” respectively, and adjustments due to pool allocations recognised separately as “pool allocation”; the gross revenue and voyage expenses earned pertaining to the external vessels placed by pool participants other than the Group as “Revenue (External Vessels in Disponent-Owner Pools)” and “Voyage expenses (External Vessels in Disponent-Owner Pools)” respectively; and expenses relating to pool distributions to external pool participants other than the Group separately as “Pool distributions for External Vessels in Disponent-Owner Pools”; and continues to recognise the pool management fees as other operating income over time based on the period of services provided.
For 3) pool arrangements operated by third parties in which the Group’s owned vessels are placed, management has assessed that it does not have control over the pools in such arrangements as a pool participant, as described in Note 2.3(a). The Group recognises revenue from these pool arrangements as income based on its portion of the pool income reported by the relevant pool, which represents the net voyage revenue of the vessel after adjusting for pool earnings points, pool management fees and deducting voyage expenses.
Demurrage revenue – Voyage charter contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, the Group is compensated for the additional time incurred in the form of demurrage revenue. Demurrage revenue is recognized in accordance with the terms and conditions of the charter parties. Upon completion of the voyage, the Group assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counterclaims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognized as demurrage revenue upon initial recognition. Demurrage is not treated as a separate performance obligation as the promise under the voyage charter contract to the charterer remains the same and there are no distinct goods and services provided along with the demurrage charges. The additional time required to execute the charterer’s orders does not provide a distinct service but it is part of the single performance obligation of making the vessel available to execute the charterer’s orders. Therefore, demurrage revenue will be allocated entirely to the single performance obligation in the voyage charter contract and recognition will follow the revenue recognition pattern for voyage charter revenue on load-to-discharge basis.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
The Group receives the demurrage payment upon reaching final agreement on the amount, which could be up to approximately 100 days after the original demurrage claim was submitted. Any adjustments to the final agreement are recognized as demurrage revenue.
Revenue from chemical tankers freight voyage charter is recognised under the load to discharge method on individual contract basis.
(b)	Non-pool related management fees
Other income from the provision of management support services is recognised over time based on the period of services provided.
(c)	Interest income
Interest income is recognised on an accrual basis using the effective interest method.
2.5	Group accounting
(a)	Subsidiaries
(1)	Consolidation
Subsidiaries are entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
In preparing the consolidated financial statements, transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but are considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been aligned where necessary to ensure consistency with the policies adopted by the Group.
(2)	Acquisitions
The acquisition method of accounting is used to account for business combinations by the Group.
The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary.
If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date, and any gains or losses arising from such re-measurement are recognised in profit or loss.
Acquisition-related costs are expensed as incurred.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree at the date of acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.
The excess of (i) the consideration transferred, the amount of any non-controlling interest in the acquiree, and the acquisition-date fair value of any previous equity interest in the acquiree over the (ii) fair value of the net identifiable assets acquired, is recorded as goodwill.
The excess of (i) fair value of the net identifiable assets acquired over the (ii) consideration transferred; the amount of any non-controlling interest in the acquiree; and the acquisition-date fair value of any previous equity interest in the acquiree; is recorded in profit or loss during the period when it occurs.
The Group has an option to apply a “concentration test” that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
In case the Group acquires an asset or a group of assets (including any liabilities assumed) that does not constitute a business, then the transaction is outside the scope of IFRS 3 because it cannot meet the definition of a business combination. Such transactions are accounted for as asset acquisitions in which the cost of acquisition is generally allocated between the individual identifiable assets and liabilities in the Group based on their relative fair values at the date of acquisition. Transactions for assets acquisition do not give rise to goodwill or a gain on a bargain purchase.
In case the Group acquires an asset or a group of assets (including any liabilities assumed) that does not constitute a business, then the transaction is outside the scope of IFRS 3 because it cannot meet the definition of a business combination. Such transactions are accounted for as asset acquisitions in which the cost of acquisition is generally allocated between the individual identifiable assets and liabilities in the Group based on their relative fair values at the date of acquisition. Transactions for assets acquisition do not give rise to goodwill or a gain on a bargain purchase.
(3)	Disposals
When a change in the Group’s ownership interest in a subsidiary results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognised. Amounts previously recognised in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific standard.
Any retained interest in the entity is re-measured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognised in profit or loss.
(b)	Associated companies and joint ventures
Associated companies are entities over which the Group has significant influence, but not control or joint control. Significant influence is presumed to exist when the Group holds 20% or more of the voting rights of another entity.
Joint ventures are entities over which the Group has joint control as a result of contractual arrangements and rights to the net assets of the entities.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
Investments in associated companies and joint ventures are accounted for in the consolidated financial statements using the equity method of accounting (net of accumulated impairment losses).
The acquisition method of accounting is used to account for new and incremental acquisitions in associated companies and joint ventures. Investments in associated companies and joint ventures are initially recognised at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Goodwill on associated companies and joint ventures represents the excess of the cost of acquisition of the associated companies and joint ventures over the Group’s share of the fair value of the identifiable net assets of the associated companies or joint ventures and is included in the carrying amount of the investments.
Any excess of the Group’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is recognised in profit or loss during the period when it occurs.
In applying the equity method of accounting, the Group’s share of its associated companies’ and joint ventures’ post-acquisition profits or losses is recognised in profit or loss and its share of post-acquisition other comprehensive income is recognised in other comprehensive income. These post-acquisition movements and distributions received from associated companies and joint ventures are adjusted against the carrying amount of the investments. When the Group’s share of losses in an associated company or joint venture equals or exceeds its interest in the associated company or joint venture including any other unsecured non-current receivables, the Group does not recognise further losses, unless it has incurred obligations or has made payments on behalf of the associated company or joint venture.
Unrealised gains on transactions between the Group and its associated companies and joint ventures are eliminated to the extent of the Group’s interest in the associated companies and joint ventures. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, adjustments are made to the financial statements of associated companies and joint ventures to ensure consistency of accounting policies with those of the Group.
Investments in associated companies and joint ventures are derecognised when the Group loses significant influence or joint control. Any retained interest in the equity is remeasured at its fair value. The difference between the carrying amount of the retained investment at the date when significant influence or joint control is lost and its fair value is recognised in profit or loss.
Gains and losses arising from partial disposals or dilutions in investments in associated companies and joint ventures in which significant influence or joint control is retained are recognised in profit or loss.
2.6	Property, plant and equipment
(a)	Measurement
(1)	Property, plant and equipment are initially recognised at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses.
(2)	The cost of an item of property, plant and equipment initially recognised includes expenditure

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
that is directly attributable to the acquisition of the item. Dismantlement, removal or restoration costs are included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring the asset.
(3)
The acquisition cost capitalised to a vessel under construction is the sum of the instalments paid plus other directly attributable costs incurred during the construction period including borrowing costs. Vessels under construction are not depreciated and reclassified as vessels until upon delivery from the yard.

(4)	If significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components of property, plant and equipment.
(b)	Depreciation
(1)
Depreciation is calculated using a straight-line method to allocate the depreciable amounts of property, plant and equipment, after taking into account the residual values over their estimated useful lives. The residual values, estimated useful lives and depreciation method of property, plant and equipment are reviewed, and adjusted as appropriate, at least annually. The effects of any revision are recognised in profit or loss when the changes arise. The estimated useful lives are as follows:

Vessels
- Tankers	25 years
- Scrubbers	5 years
- Dry docking	2.5 to 5 years

Others
- Other PPE	5 years
A proportion of the price paid for new vessels is capitalised as dry docking. These costs are depreciated over the period to the next scheduled dry docking, which is generally 2.5 to 5 years. At the commencement of new dry docking, the remaining carrying amount of the previous dry docking will be written off to profit or loss.
(2)
Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately. The remaining carrying amount of the old component as a result of a replacement will be written off to profit or loss.

(c)	Subsequent expenditure
Subsequent expenditure relating to property, plant and equipment, including scrubbers and dry docking that has already been recognised, is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expense is recognised in profit or loss when incurred.
(d)	Disposal
On disposal of an item of property, plant and equipment, the difference between the net disposal proceeds and its carrying amount is recognised in profit or loss.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
2.7	Intangible assets
The amortisation period and amortisation method of intangible assets other than goodwill are reviewed at least at each balance sheet date. The effects of any revision are recognised in profit or loss when the changes arise.
IT infrastructure and customer contracts
IT infrastructure and customer contracts acquired through business combinations are initially recognised at fair value. These intangibles are subsequently carried at amortised cost less accumulated impairment losses using the straight-line method over their individual estimated useful lives of 5 years.
2.8	Non-derivative financial assets
(a)	Recognition and initial measurement
Trade receivables are initially recognised when they are originated. Other financial assets are recognised when the Group becomes a party to the contractual provisions of the instrument.
Financial assets are initially recognised at fair value plus transaction costs except for financial assets at fair value through profit or loss (FVTPL), which are recognised at fair value. Transaction costs for financial assets at FVTPL are recognised immediately as expenses.
(b)	Classification
The Group classifies its non-derivative financial assets at amortised cost, at fair value through other comprehensive income (“FVOCI”) and at FVTPL. The classification depends on the business model in which a financial asset is managed and its contractual cash flows characteristics. Management determines the classification of its non-derivative financial assets at initial recognition. Non-derivative financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected non-derivative financial assets are reclassified on the first day of the first reporting period following the change in the business model. The Group holds the following classes of financial assets:
(1)	Non-derivative financial assets at amortised cost
A non-derivative financial asset is classified as measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:
-	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
-	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
They are presented as current assets, except for those expected to be realised later than 12 months after the balance sheet date which are presented as non-current assets. They are presented as “trade and other receivables” (Note 16), “loans receivable from joint venture” (Note 13) and “cash at bank and on hand, cash retained in the commercial pools and restricted cash” (Note 17) in the consolidated balance sheet.
(2)	Equity investments at FVOCI
On initial recognition of an equity investment that is not held-for-trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
The Group has presented its equity investments as non-current assets on the balance sheet which will be reclassified to current assets in the event management intends to dispose the assets within 12 months after the balance sheet date. All the equity investments have been irrevocably elected to be classified as FVOCI and are presented as other investments. Further details are described in Note 11.
(3)	Non-derivative financial assets at FVTPL
All non-derivative financial assets not classified as at amortised cost and OCI.
(c)	Business model assessment
The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:
-
the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realising cash flows through the sale of the assets;

-	the stated policies and objectives for the portfolio and the operation of those policies in practice;
-	how the performance of the portfolio is evaluated and reported to the Group’s management;
-	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
-	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and
-	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.
Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets.
(d)	Subsequent measurement
Financial assets at FVTPL and FVOCI are subsequently carried at fair value. Financial assets at amortised cost are subsequently carried at amortised cost using the effective interest method.
Changes in the fair values of financial assets at FVTPL including the effects of currency translation are recognised in profit or loss while changes in the fair values of financial assets at FVOCI are recognised in other comprehensive income.
(e)	Derecognition of financial assets
Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cashflows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
(f)	Offsetting financial instruments
Financial assets and liabilities are offset, and the net amount reported in the consolidated balance sheet, when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.
(g)	Impairment
For financial assets measured at amortised cost and contract assets, the Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired and recognises an allowance for expected credit loss (ECL) at an amount equal to the lifetime expected credit loss if there has been a significant increase in credit risk since initial recognition. If the credit risk has not increased significantly since initial recognition, the Group recognises an allowance for ECL at an amount equal to 12-month ECL.
Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.
12-month ECLs are the portion of ECLs that results from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).
The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.
For trade receivables and contract assets, the Group applied the simplified approach permitted by IFRS 9, which requires the loss allowance to be measured at an amount equal to lifetime ECLs.
The Group applies the general approach to provide for ECLs on all other financial instruments. Under the general approach, the loss allowance is measured at an amount equal to 12-month ECLs at initial recognition.
At each reporting date, the Group assesses whether the credit risk of a financial instrument has increased significantly since initial recognition. When credit risk has increased significantly since initial recognition, loss allowance is measured at an amount equal to lifetime ECLs.
Measurement of ECLs
ECLs are probability-weighted estimates of credit losses. Credit losses are measured at the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.
Credit-impaired financial assets
At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Evidence that a financial asset is credit-impaired includes the following observable data:
-	significant financial difficulty of the debtor;
-	a breach of contract such as a default or being more than 90 days past due;
-	the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
-	it is probable that the debtor will enter bankruptcy or other financial reorganisation; or
-	the disappearance of an active market for a security because of financial difficulties.
Presentation of allowance for ECLs in the balance sheet
Loss allowances for financial assets measured at amortised cost and contract assets are deducted from the gross carrying amount of these assets.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group's historical experience, informed credit assessment and other forward-looking information.
The Group assumes that the credit risk on a financial asset has increased significantly if the debtor is under significant financial difficulties, or when there is default or significant delay in payments. The Group considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held).
When the asset becomes uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are recognised against the same line item in profit or loss.
The allowance for impairment loss account is reduced through profit or loss in a subsequent period when the amount of ECL decreases and the related decrease can be objectively measured. The carrying amount of the asset previously impaired is increased to the extent that the new carrying amount does not exceed the amortised cost had no impairment been recognised in prior periods.
2.9	Non-derivative liabilities
Non-derivative financial liabilities are classified and measured at amortised cost. Directly attributable transaction costs are recognised in profit or loss as incurred.
The Group derecognises a financial liability when its contractual obligations are discharged, cancelled, or expired. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.
On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.
Interest rate benchmark reform
When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortised cost changed as a result of interest rate benchmark reform, the Group updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. No immediate gain or loss was recognised. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:
- the change is necessary as a direct consequence of the reform; and

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
- the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.
When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updated the effective interest rate of the financial asset or financial liability to reflect the change that was required by interest rate benchmark reform. After that, the Group applied the policies on accounting for modifications to the additional changes.
2.10	Impairment of non-financial assets
Property, plant and equipment are tested for impairment whenever there is objective evidence or indication that these assets may be impaired.
For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less costs to sell and value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the CGU to which the asset belongs.
If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. The impairment is then allocated to each single vessel on a pro-rata basis, based on the carrying amount of each vessel in the CGU with the limit of the higher of fair value less cost of disposal and value in use. The difference between the carrying amount and recoverable amount is recognised as an impairment loss in profit or loss.
An impairment loss for an asset (or CGU) other than goodwill is reversed if, and only if, there has been a change in the estimate of the asset’s (or CGU’s) recoverable amount since the last impairment loss was recognised. The carrying amount of the asset (or CGU) is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortisation and depreciation) had no impairment loss been recognised for the asset (or CGU) in prior years. A reversal of impairment loss for an asset (or CGU) other than goodwill is recognised in profit or loss.
The Group conducts an impairment review of its non-financial assets annually.
2.11	Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in profit or loss over the period of the borrowings using the effective interest method.
Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities.
The Group derecognises a borrowing when its contractual obligations are discharged, cancelled, or expired. The Group also derecognises a borrowing when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.
On derecognition of a borrowing, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
2.12	Borrowing costs
Borrowing costs are recognised in profit or loss using the effective interest method except for those costs that are directly attributable to the construction of vessels. This includes those costs on borrowings acquired specifically for the construction of vessels, as well as those in relation to general borrowings used to finance the construction of vessels.
Borrowing costs are capitalised in the cost of the vessel under construction. Borrowing costs on general borrowings are capitalised by applying a capitalisation rate to the construction expenditure that are financed by general borrowings.
2.13	Trade and other payables
Trade payables are obligations to pay for goods or services that have been acquired from suppliers in the ordinary course of business. Trade and other payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.
Trade and other payables are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method, and are derecognised when the Group’s obligation has been discharged or cancelled or expired.
2.14	Derivative financial instruments and hedging activities
A derivative financial instrument is initially recognised at its fair value on the date the contract is entered into and is subsequently carried at its fair value. The fair value of derivative financial instruments represents the amount estimated by management with input from the Group’s banks or brokers that the Group will receive or pay to terminate the derivatives at the balance sheet date.
For derivative financial instruments that are not designated or do not qualify for hedge accounting, any fair value gains or losses are recognised in profit or loss as a finance item. In particular, gains and losses on currency derivatives are presented in profit or loss as ‘foreign currency exchange gain/(loss) – net’, whilst gains and losses on other derivatives are presented in profit or loss as ’derivative gain/(loss) – net’, unless the gains and losses are material.
The Group designates certain financial instruments in qualifying hedging relationships and documents at the inception of the transaction the relationship between the hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedging transactions.
The Group also documents its assessment, both at hedge inception and on a periodic basis, of whether the derivatives designated as hedging instruments are highly effective in offsetting changes in fair value or cash flows of the hedged items prospectively.
In the financial year ended 31 December 2021, the Group has adopted the amendments to IFRS 9, IFRS 7 and IFRS 16 Interest Rate Benchmark Reform – Phase 2 effective 1 January 2021. In accordance with the transition provisions, the amendments were applied retrospectively to hedging relationships and financial instruments. Comparative amounts have not been restated, and there was no impact on the prior period opening reserves amounts on adoption.
The Phase 2 amendments address issues arising during interest rate benchmark reform (“IBOR reform”), including specifying when hedge designations and documentation should be updated, and when amounts accumulated in cash flow hedge reserve should be recognised in profit or loss. Note 12 provides further information about the reliefs applied by the Group and the hedging relationships for which the Group has applied the reliefs. No changes were required to any of the amounts recognised in the current or prior period as a result of these amendments, except for hedge ineffectiveness which is disclosed in Note 12.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
In the current financial year ended 31 December 2023, the Group has continued to apply the following hedge accounting reliefs provided by the “Phase 2” amendments to existing cash flow hedges that have transited to alternative benchmark rates required by IBOR reform:
•
Hedge designation: When the “Phase 1” amendments ceased to apply, the Group will amend its hedge designation to reflect changes which are required by IBOR reform. These amendments to the hedge documentation do not require the Group to discontinue its hedge relationships.

•
Amounts accumulated in the cash flow hedge reserve: When the interest rate benchmark on which the hedged future cash flows were based is changed as required by IBOR reform, the accumulated amount outstanding in the cash flow hedge reserve is deemed to be based on the alternative benchmark rate.

The Group enters into hedge relationships where the critical terms of the hedging instrument match exactly with the terms of the hedged item and no hedge ineffectiveness is deemed to exist. In circumstances when the terms of the hedged item do not match exactly the critical terms of the hedging instrument, the Group uses the hypothetical derivative method to assess effectiveness of hedging relationship.
Cash flow hedges – Interest rate derivatives
The Group has entered into interest rate swaps that are cash flow hedges for the Group’s exposure to interest rate risk on its borrowings. These contracts entitle the Group to receive interest at floating rates on notional principal amounts and oblige the Group to pay interest at fixed rates on the same notional principal amounts, thus allowing the Group to raise borrowings at floating rates and swap them into fixed rates. For the purpose of hedge accounting, management designated a portion of the nominal value of loans to be hedged by the total notional value of the interest rate swaps. There is no imbalance that would create ineffectiveness and cause the relationship to be inconsistent with the purpose of hedge accounting.
The fair value changes on the effective portion of interest rate derivatives designated as cash flow hedges are recognised in other comprehensive income, accumulated in the hedging reserve and reclassified to profit or loss when the hedged interest expense on the borrowings is recognised in profit or loss. The fair value changes on the ineffective portion of these interest rate derivatives are recognised immediately in profit or loss.
For a cash flow hedge of a forecast transaction, the Group assumes that the benchmark interest rate will not be altered as a result of interbank offered rates (IBOR) reform for the purpose of asserting that the forecast transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect profit or loss. The Group will no longer apply the amendments to its highly probable assessment of the hedged item when the uncertainty arising from interest rate benchmark reform with respect to the timing and amount of the interest rate benchmark-based future cash flows of the hedged item is no longer present, or when the hedging relationship is discontinued. To determine whether the designated forecast transaction is no longer expected to occur, the Group assumes that the interest rate benchmark cash flows designated as a hedge will not be altered as a result of interest rate benchmark reform.
Hedges directly affected by interest rate benchmark reform
When the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of IBOR reform and therefore there is no longer uncertainty arising about the cash

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
flows of the hedged item or the hedging instrument, the Group amends the hedge documentation of that hedging relationship to reflect the change(s) required by IBOR reform. For this purpose, the hedge designation is amended only to make one or more of the following changes:
-	designating an alternative benchmark rate as the hedged risk;
-	updating the description of the hedged item, including the description of the designated of portion of the cash flows or fair value being hedged; or
-	updating the description of the hedging instrument.
The Group also amends the description of the hedging instrument if the following conditions are met:
-	it makes a change required by IBOR reform by using an approach other than changing the basis for determining the contractual cash flows of the hedging instrument;
-	the chosen approach is economically equivalent to changing the basis for determining the contractual cash flows of the original hedging instrument; and
-	the original hedging instrument is not recognised.
The Group amends the formal hedge documentation by end of the reporting period during which a change required by IBOR reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.
If changes are made in addition to those changes required by IBOR reform described above, then the Group first considers whether those additional changes result in the discontinuation of the hedge accounting relationship. If the additional changes do not result in the discontinuation of the hedge accounting relationship, then the Group amends the formal hedge documentation for changes required by IBOR reform as mentioned above.
When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by IBOR reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Group deems that the hedging reserve recognised in OCI for that hedging relationship is based on alternative benchmark rate on which the hedged future cash flows will be based.
2.15	Freight forward agreements, interest rate caps and foreign exchange contracts
The Group has entered into freight forward agreements (“FFA”), interest rate caps and foreign exchange contracts to manage its exposure to freight rates, cash flow interest rate risk and foreign exchange risk respectively.
The Group does not apply hedge accounting for the derivatives mentioned above. and therefore all changes in fair values of forward freight agreements, interest rate caps and foreign exchange contracts used for economic hedges are recognised in profit or loss under TCE income and other finance expense or income respectively.
Further details of the Group’s other derivative financial instruments are disclosed in Note 12.
2.16	Fair value estimation of financial assets and liabilities
The fair values of financial instruments traded in active markets (such as exchange-traded and over-the-counter securities and derivatives) are based on quoted market prices at the balance sheet date. The quoted market prices used for financial assets are the current bid prices and the quoted market prices for financial liabilities are the current asking prices.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques such as market approach. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Where appropriate, quoted market prices or dealer quotes for similar instruments are used.
The fair value of forward freight derivatives are determined using quoted market prices for similar contracts on an exchange.
The fair value of interest rate derivatives is calculated as the present value of the estimated future cash flows, discounted at actively quoted interest rates. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.
The carrying amounts of current financial assets and liabilities, measured at amortised cost, approximate their fair values, due to the short term nature of the balances. The carrying amounts of the non-current loans receivable approximate their fair values since the interest rates are repriceable at three-month intervals. The fair values of financial liabilities carried at amortised cost are estimated by discounting the future contractual cash flows at current market interest rates, determined as those that are available to the Group at balance sheet date for similar financial instruments.
2.17	Leases
(a)	When a group company is the lessee
At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.
For leases of vessels, the Group allocates the consideration in the contract to each non-lease component on the basis of its stand-alone price. The lease component is then allocated based on the residual amount of the lease consideration. However, for leases of property and other equipment, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.
The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset, less any lease incentives received.
The right-of-use asset is subsequently carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is calculated using a straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the applicable incremental borrowing rate. Generally, the Group uses the incremental borrowing rates as the discount rates. The Group determines the incremental borrowing rates by obtaining interest rates from various external financing sources.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
Lease payments included in the measurement of the lease liability comprise the following:
-	fixed payments, including in-substance fixed payments;
-	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
-	amounts expected to be payable under a residual value guarantee;
-	exercise price under a purchase option that the Group is reasonably certain to exercise;
-	lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option; and
-	payment of penalties for early termination of a lease unless the Group is reasonably certain that it will not terminate early.
The lease liability is subsequently measured at amortised cost using the effective interest method. It is remeasured when:
-	there is a change in future lease payments arising from a change in an index or rate;
-	there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee; or
-	there is a change in the Group’s assessment of whether it will exercise a purchase, extension or termination option.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recognised in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
The Group presents right-of-use assets as a part of total property, plant and equipment and lease liabilities in ‘borrowings’ in the consolidated balance sheet.
Short-term and low value leases
The Group has elected not to recognise right-of-use assets and lease liabilities for leases with lease terms that are less than 12 months and other low-value assets. Lease payments associated with these leases are recognised as an expense in profit or loss on a straight-line basis over the lease term.
(b)	When a group company is the lessor
The Group determines at lease inception whether each lease is a finance lease or an operating lease.
Finance leases
Leases of assets in which the Group transfers (leases out) substantially all risks and rewards incidental to ownership of the leased asset to the lessees are classified as finance leases. The leased asset is derecognised and the present value of the lease receivable (net of initial direct costs for negotiating and arranging the lease) is recognised on the consolidated balance sheet as finance lease receivables. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income, included as part of revenue, is recognised over the lease term using the net investment method, which reflects a constant periodic rate of return.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
The Group applies the derecognition and impairment requirements in IFRS 9 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.
Operating leases
Leases of assets in which the Group retains substantially all risks and rewards incidental to ownership are classified as operating leases. Assets leased out under operating leases are included in property, plant and equipment. Rental income (net of any incentives given to lessee) is recognised on a straight-line basis over the lease term.
Intermediate leases
When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is short-term lease to which the Group applies the exemption described above, the sub-lease is then classified as an operating lease.
(c)	Sale and leaseback
A sale and leaseback transaction is where the Group transfers an asset to another entity (the buyer-lessor) and leases that asset back from the buyer-lessor.
Where the buyer-lessor obtains control of the transferred asset, the Group measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right-of-use retained by the Group.
Where the buyer-lessor does not obtain control of the transferred asset, the Group continues to recognise the transferred asset and recognises a financial liability equal to the transfer proceeds. The financial liability is recognised initially at fair value, net of transaction costs incurred. The financial liability is subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in profit or loss over the period of the financial liability using the effective interest method.
2.18	Inventories
Inventories comprise mainly fuel and lubricating oils which are used for operation of vessels.
The cost of inventories includes purchase costs, as well as any other costs incurred in bringing inventory on board the vessel. Inventories are accounted for on a first-in, first-out basis, and stated at lower of cost and net realisable value. Consumption of inventories is recognised as an expense in profit or loss when the usage occurs.
2.19	Income taxes
The tax expense for the period comprises current and deferred taxes. Tax is recognised as income or expense in profit or loss, except to the extent that it relates to items recognised in other comprehensive income in which case the tax is also recognised in other comprehensive income.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Positions taken in tax returns are evaluated periodically, with respect to situations in which applicable tax regulations are subject to interpretation, and provisions are established where appropriate, on the basis of amounts expected to be paid to the tax authorities. In relation to accounting for tax

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
uncertainties, where it is more likely than not that the final tax outcome would be favourable to the Group, no tax provision is recognised until payment to the tax authorities is required, and upon which a tax asset, measured at the expected recoverable amount, is recognised.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.
Deferred income tax is recognised on temporary differences arising on income earned from investments in subsidiaries, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
2.20	Employee benefits
Employee benefits are recognised as an expense, unless the cost qualifies to be classified as asset.
(a)	Defined contribution plans
Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.
(b)	Employee leave entitlement
Employee entitlements to annual leave are recognised when they accrue to employees. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.
(c)	Share-based payment
During the financial years ended 31 December 2021, 2022 and 2023, the Group introduced Long Term Incentive Plan (LTIP) 2021, LTIP 2022 and LTIP 2023 respectively. Under this scheme, the grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognised as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognised is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
2.21	Foreign currency translation
(a)	Functional and presentation currency
Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in United States Dollars, which is the Company’s functional currency. All financial information presented in US dollars has been rounded to the nearest thousand, unless otherwise stated.
(b)	Transactions and balances
Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Foreign currency exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date, are recognised in profit or loss.
2.22	Cash and cash equivalents, Cash retained in the commercial pools, and restricted cash
For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents include cash on hand and deposits held at call with financial institutions, which are subject to an insignificant risk of change in value, and cash retained in the commercial pools. The restricted cash represents amounts placed in debt service reserve accounts for sale and leaseback financing.
2.23	Share capital
Common shares are classified as equity.
Incremental costs directly attributable to the issuance of new equity instruments are taken to equity as a deduction, net of tax, from the proceeds.
2.24	Dividends
Interim dividends are recognised in the financial year in which they are declared payable and final dividends are recognised when the dividends are approved for payment by the directors and shareholders respectively.
2.25	Provisions
Provisions are recognised when the Group has a present legal or constructive obligation whereby as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and a reliable estimate of the settlement amount can be made. When the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. Provisions are not recognised for future operating losses.
For leased-in assets, the Group recognises a provision for the estimated costs of reinstatement arising from the use of these assets. This provision is estimated based on the best estimate of the expenditure required to settle the obligation, taking into consideration time value.
2.26	Financial guarantee contracts
Financial guarantee contracts are accounted for as insurance contracts and treated as contingent liabilities until such time as they become probable that the Group will be required to make a payment under the guarantee. A provision is recognised based on the Group’s estimate of the ultimate cost of

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
2.
Material accounting policies (continued)
settling all claims incurred but unpaid at the balance sheet date. The provision is assessed by reviewing individual claims and tested for adequacy by comparing the amount recognised and the amount that would be required to settle the guarantee contract.
2.27	Assets held for sale
Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell. The assets are not depreciated or amortised while they are classified as held for sale. Any impairment loss on initial classification and subsequent measurement is recognised as an expense in profit or loss. Any subsequent increase in fair value less costs to sell (not exceeding the accumulated impairment loss that has been previously recognised) is recognised in profit or loss.
2.28	Segment reporting
Operating segments are reported in a manner consistent with reporting provided to the Group’s Chief Executive Officer (“CEO”), who is the Group’s chief operating decision maker (“CODM”). The CODM is responsible for allocating resources and assessing performance of the operating segments; namely LR1, LR2, MR (including IMO II MR), Handy (including IMO II Handy) and Chemical - Stainless.
2.29	Earnings per share
The Group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the financial year, adjusted for own shares held. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding, adjusted for own shares held and the effects of all dilutive potential ordinary shares, which comprise share options and restricted share units granted to employees.
3.	Acquisition of assets
On 27 January 2022, the Group completed the acquisition of 32 vessels from Chemical Tankers Inc and its subsidiaries (“CTI”), in exchange for the Company’s equity instruments (“Acquisition of CTI fleet”). The acquisition was accounted for as an asset acquisition that did not constitute a business and which was satisfied by way of issuance of new shares of the Company together with the Company’s existing treasury shares.
In exchange for all outstanding shares in CTI, CTI's shareholders received a total of 99,199,394 common shares in the Company, consisting of 92,112,691 newly issued shares and 7,086,703 of treasury shares. Since the consideration for the acquisition was satisfied by way of issuance of the Company’s equity instruments, the accounting of the fair value of the consideration settled follows the guidance of IFRS 2 Share-based Payment. At the acquisition date, ordinary shares and the existing treasury shares of the Company were issued to CTI’s shareholders, and the fair value of issued shares was deemed to be the fair value of the CTI’s net assets acquired.
The fair value of CTI’s net assets acquired was assessed at US$221.1 million. Equity settlement of the transaction resulted in an increase in share capital of US$0.9 million and share premium of US$207.4 million, while reducing balance of treasury shares by US$12.8 million. The effects of CTI acquisition resulted in increases in the Group’s assets, liabilities and equity by US$943.0 million, US$721.9 million and US$221.1 million respectively.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
3.
Acquisition of assets (continued)
(a)	Assets acquired and liabilities assumed
A summary of the acquired assets and liabilities of CTI is presented below.
CTI balances acquired at fair values 2022 US$’000
Property, plant and equipment	893,009
Restricted cash	6,050
Cash and cash equivalents	4,195
Inventories	3,168
Trade and other receivables	36,584
Trade and other payables	(19,435)
Borrowings	(702,423)
Total net assets acquired	221,148
(b)	Consideration transferred
The following table summarises the acquisition date fair value of each class of consideration transferred.
US$’000
Common shares issued	208,316
Treasury shares transferred	12,832
Less: Cost of issuing new common shares	(936)
Net consideration transferred in the form of issued common shares and treasury shares	220,212
(c)	Measurement of fair values
The fair value of acquired vessels was estimated based on an independent third-party valuation report close to the acquisition date, which made reference to comparable transaction prices of similar vessels.
The carrying values of acquired borrowings approximate their fair values as the bank borrowings bear floating interest rates and were re-priceable at three-month intervals.
Other acquired items represent working capital items whose carrying values approximate fair values due to short period of maturity.
4.	Revenue
	2023 US$’000	2022 US$’000 (Restated)	2021 US$’000 (Restated)
Hafnia Vessels and TC Vessels
Revenue from time charter	134,436	73,824	64,891
Revenue from voyage charter	1,781,036	1,852,727	635,514
	1,915,472	1,926,551	700,405
External Vessels in Disponent-Owner Pools		—	—
Revenue from voyage charter	756,234
Total revenue	2,671,706	1,926,551	700,405

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
4.
Revenue (continued)
IFRS 16 Lease Revenue
The following table summarizes the lease and non-lease components of revenue from time charters during the financial years ended 31 December 2023, 2022 and 2021. These figures are not readily quantifiable as the Group’s contracts under time charter arrangements do not separate these components. Nevertheless, the Group has estimated these amounts by reference to an approximation of the fair market value of vessel operating expenses for the non-lease component.
	2023 US$’000	2022 US$’000	2021 US$’000
Lease component of revenue from time charter	94,078	48,322	44,167
Non-lease component of revenue from time charter	40,358	25,502	20,724
Total revenue	134,436	73,824	64,891
IFRS 15 Revenue from Contracts with Customers
For vessels employed in the commercial pool arrangements and traded in the spot market, we recognize revenue ‘over time’ as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the vessel. Under IFRS 15, the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, in a spot market voyage charter under IFRS 15, revenue is recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge. The Group also considers short-term time charters (with initial terms of less than one year) as spot market voyage charters. These voyages are accounted for under IFRS 16 – Leases (given the contractual nature of the agreements) but are disclosed as spot market voyages in the table above given their short term nature, and greater exposure to spot market volatility.
Payments for trade receivables generally are due immediately or within 7 days from the invoice date. Information about trade receivables from contracts with customers and contract assets is presented in Note 16.
5.	Expenses by nature
	2023 US$’000	2022 US$’000 (Restated)	2021 US$’000 (Restated)
Hafnia Vessels and TC Vessels
Fuel oil consumed	349,081	388,497	183,374
Port costs	158,967	122,331	87,477
Brokers’ commission expenses	26,451	27,080	8,185
Other voyage expenses	2,633	10,096	4,717
Pool allocation	11,733	31,851	13,717
Voyage expenses	548,865	579,855	297,470

External Vessels in Disponent-Owner Pools
Fuel oil consumed	161,820	—	—
Port costs	62,691	—	—
Brokers’ commission expenses	48,500	—
Other voyage expenses	14,532	—	—
Pool allocation	(7,794)	—	—
Voyage expenses	279,749	—	—

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
	2023 US$’000	2022 US$’000 (Restated)	2021 US$’000 (Restated)

External crew cost	81,860	88,357	56,009
Employee benefits (Note 6)	81,602	78,741	69,166
Maintenance and repair expenses	76,994	70,584	48,117
Insurance expenses	12,234	11,832	8,416
Other vessel operating expenses	16,179	14,389	10,751
Vessel operating expenses	268,869	263,903	192,459
Corporate support service fee	5,090	4,191	3,309
Employee benefits (Note 6)	42,816	37,766	28,790
Other operating expenses	21,665	17,567	10,880
Other expenses	69,571	59,524	42,979
6.	Employee benefits
	2023 US$’000	2022 US$’000	2021 US$’000
Offshore crew	81,602	78,741	69,166
Onshore staff	42,816	37,766	28,790
	124,418	116,507	97,956
7.	Income taxes
Based on the tax laws in the jurisdictions in which the Group and its subsidiaries operate, shipping profits are exempted from income tax. Non-shipping profits are taxed at the prevailing tax rate of each tax jurisdiction where the profit is earned.
Certain of the Group’s vessels are subject to the tonnage tax regime in Denmark, whose effect is not significant.
Income tax expense
	2023 US$’000	2022 US$’000	2021 US$’000
Tax expense attributable to profit is made up of:
Current income tax	6,540	5,785	2,229
Changes in estimates related to prior years	(289)	893	2,161
	6,251	6,678	4,390

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
7.
Income taxes (continued)
There is currently no income, withholding, capital gain or capital transfer taxes payable in Bermuda. Bermuda is looking to implement a corporate income tax system starting from 1 January 2025 for entities which are part of multinational enterprises which would fall within the purview of OECD’s Pillar 2 rules under the BEPS 2.0 initiative. The rules of the proposed corporate income tax system are envisaged to mirror closely the tax outcomes of Pillar 2 rules. The Group’s entities in Bermuda do not and are not expected to have income which would be taxable under the proposed Bermuda corporate income system or Pillar 2 rules. The income tax expense reconciliation of the Group is as follows:
Reconciliation of effective tax rate	2023 US$’000	2022 US$’000	2021 US$’000
Profit/(loss) before income tax	799,526	758,267	(51,103)
Tax calculated at a tax rate of 0% (2022: 0%, 2021: 0%)	—	—	—
Effect of:
- Tax on non-shipping income	6,540	5,785	2,229
- Changes in estimates related to prior years	(289)	893	2,161
Income tax expense	6,251	6,678	4,390
The majority of the Group’s international shipping income accrues in Singapore, where the Group exercises strategic and commercial control over its international shipping activities. As such, the majority of the Group’s tax bases is subject to Singapore tax legislation. The Group enjoys the Maritime Sector Incentive – Singapore Registry of Ships (“MSI-SRS”), and also has been awarded the Maritime Sector Incentive – Approved International Shipping Enterprise Award (“MSI-AIS”) by the Maritime and Port Authority of Singapore. The MSI-SRS incentive is an ongoing applicable incentive while the MSI-AIS is effective till 30 April 2028, and subsequently; renewable subject to the Group satisfying conditions such as minimum business spending in Singapore. The Group has satisfied such conditions to date and will continue to do so.
Under the MSI-AIS Award, profits arising from international shipping activities are tax exempt in Singapore.
Corporate income tax is levied on the Group’s non-international shipping activities which mainly comprises of pool management activities conducted in Singapore and Denmark.
The Group operates in several countries which have enacted new legislations to implement the global minimum top-up tax (Pillar 2 of BEPS 2.0). However, since the newly enacted tax legislations in these countries are only effective from 1 January 2024, there is no current tax impact for the year ended 31 December 2023. The Group has applied the temporary mandatory relief from deferred tax accounting for the impact of global minimum top-up tax and will account for it as a current tax when it is incurred.
The Group’s main sources of revenue are from international shipping. Under Pillar 2, international shipping income is specifically exempted from minimum top-up taxes. As such, the Group does not expect the implementation of global minimum top-up tax to have a significant impact on the Group’s tax exposure.
The Group generates non-shipping income mainly from its pool and bunker management activities. However, the Group is incurring effective tax rate of more than 15% in the jurisdictions with such activities (e.g. Denmark). Hence, the Group does not expect to have material Pillar 2 exposures going forward but will continue to monitor the potential impact of top-up taxes as the legislations and tax rules worldwide for Pillar 2 develops.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
8.	Earnings per share
Basic earnings per share is calculated by dividing the net profit attributable to equity holders of the Company by the weighted average number of common shares outstanding during the financial year.
	2023 US$’000	2022 US$’000	2021 US$’000
Net profit/(loss) attributable to equity holders of the Company	793,275	751,589	(55,493)
(a)	Basic earnings/(loss) per share
Issued common shares at 1 January	503,388,593	370,244,325	370,244,325
Effect of share options exercised satisfied from treasury shares	5,308,923	66,374	—
Effect of shares issued for acquisition of CTI	—	83,736,555	—
Effect of new shares issued	2,876,884	25,551,838	—
Effect of treasury shares purchased	(6,430,681)	(1,708,209)	(7,117,103)
Weighted-average number of ordinary shares at 31 December	505,143,719	477,890,883	363,127,222
Basic earnings/(loss) per share (US$ per share)	1.57	1.57	(0.15)
(b)	Diluted earnings/(loss) per share
	2023 US$’000	2022 US$’000	2021 US$’000
Weighted-average number of ordinary shares (basic)	505,143,719	477,890,883	363,127,222
Effect of share options on issue	3,544,217	11,185,991	—
Weighted-average number of ordinary shares at 31 December	508,687,936	489,076,874	363,127,222
Diluted earnings/(loss) per share (US$ per share)	1.56	1.54	(0.15)
Diluted earnings per share is determined by adjusting profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, and the effects of all dilutive potential ordinary shares, which comprise share options and restricted share units granted to employees.
As at 31 December 2021, the diluted weighted-average earnings per share was equivalent to the basic earnings per share, as 10,294,731 share options had been excluded from the calculations as their effects would have been anti-dilutive.
The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
9.	Property, plant and equipment
	Vessels US$’000	Dry docking and scrubbers US$’000	Right-of- use assets – Vessels US$’000	Others US$’000	Total US$’000
Cost
At 1 January 2023	3,698,658	138,001	187,730	1,369	4,025,758
Additions (Note 9(a))	158,435	25,831	11,852	126	196,244
Disposal of vessels (Note 9(a))	(283,828)	(12,517)	—	—	(296,345)
Write off on completion of dry docking cycle	—	(7,940)	—	—	(7,940)
At 31 December 2023	3,573,265	143,375	199,582	1,495	3,917,717
Accumulated depreciation and impairment charges
At 1 January 2023	970,339	58,791	119,826	239	1,149,195
Depreciation charge	135,469	28,771	45,195	292	209,727
Disposal of vessels (Note 9(a))	(206,481)	(4,406)	—	—	(210,887)
Write off on completion of dry docking cycle	—	(7,940)	—	—	(7,940)
At 31 December 2023	899,327	75,216	165,021	531	1,140,095
Net book value
At 31 December 2023	2,673,938	68,159	34,561	964	2,777,622
Cost
At 1 January 2022	2,874,159	116,673	188,983	380	3,180,195
Acquisition of CTI’s property, plant and equipment (Note 3(a))	876,246	16,754	—	9	893,009
Additions (Note 9 (a))	406,828	39,320	2,023	980	449,151
Disposal of vessels (Note 9(a))	(400,805)	(20,870)	—	—	(421,675)
Disposal of CTI’s vessel owning subsidiaries (Note 9(a))	(57,770)	(1,256)	—	—	(59,026)
Write off on completion of dry docking cycle	—	(12,620)	—	—	(12,620)
Write-off	—	—	(3,276)	—	(3,276)
At 31 December 2022	3,698,658	138,001	187,730	1,369	4,025,758
Accumulated depreciation and impairment charges
At 1 January 2022	964,625	53,259	77,454	114	1,095,452
Depreciation charge	133,116	29,228	45,520	125	207,989
Disposal of vessels (Note 9(a))	(126,945)	(11,032)	—	—	(137,977)
Disposal of CTI’s vessel owning subsidiaries (Note 9(a))	(457)	(44)	—	—	(501)
Write off on completion of dry docking cycle	—	(12,620)	—		(12,620)
Write-off	—	—	(3,148)	—	(3,148)
At 31 December 2022	970,339	58,791	119,826	239	1,149,195
Net book value
At 31 December 2022	2,728,319	79,210	67,904	1,130	2,876,563

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
9.
Property, plant and equipment (continued)
	Vessels US$’000	Dry docking and scrubbers US$’000	Right-of- use assets - vessels US$’000	Others US$’000	Total US$’000
Cost
At 1 January 2021	2,950,354	110,007	152,757	103	3,213,221
Additions	8,981	17,405	36,226	277	62,889
Disposal of vessels (Note 9(a))	(85,176)	(3,467)	—	—	(88,643)
Write off on completion of dry docking cycle	—	(7,272)	—	—	(7,272)
At 31 December 2021	2,874,159	116,673	188,983	380	3,180,195
Accumulated depreciation and impairment charges
At 1 January 2021	921,216	40,106	45,381	78	1,006,781
Depreciation charge	94,758	23,593	32,073	36	150,460
Disposal of vessels	(51,349)	(3,168)	—	—	(54,517)
Write off on completion of dry docking cycle	—	(7,272)	—	—	(7,272)
At 31 December 2021	964,625	53,259	77,454	114	1,095,452
Net book value
At 31 December 2021	1,909,534	63,414	111,529	266	2,084,743
(a)	The sale and purchase of vessels in the Group over the financial years ended 2023, 2022 and 2021 is as follows:
For the financial year ended 2021:
Disposal:
i.	The Group disposed four LR1 vessels to external parties as a part of its asset renewal strategy.
For the financial year ended 2022
Acquisition:
i.
The Group acquired 12 LR1 vessels from Scorpio Tankers Inc (“Scorpio”) for cash consideration. Acquisition of the vessels was subsequently financed via a sale-and-leaseback facility arrangement entered with an external financial institution (see Note 21).

Disposal:
i.	The Group disposed six Handy vessels, four LR1 vessels and eight of CTI’s Chemical-Stainless vessels to external parties as a part of its asset renewal strategy.
ii.
Out of the eight Chemical-Stainless vessels, two of the Chemical-Stainless vessels, Hafnia Spark and Hafnia Stellar, were deemed be sold even though physical title over the vessels has not been transferred, as control over the vessels was transferred to the buyers. These vessels were financed by sale-and-leaseback arrangements. As a result of this transaction, the Group recorded an aggregate net gain of US$3.8 million. During the financial year ended 2023, the Group transferred the physical title over the vessels to the buyer.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
9.
Property, plant and equipment (continued)
iii.
In October 2022, two Chemical-Stainless vessels, Hafnia Sirius and Hafnia Sky, which were acquired in the same year were disposed via the disposal of the vessel owning subsidiaries. The effects of the disposal on the financial position of the Group as at 31 December 2022 are as follow:

US$’000
Property, plant and equipment	(58,525)
Trade and other receivables	(1,869)
Borrowings	46,604
Net assets	(13,790)
Net consideration received, satisfied in cash	15,882
Net cash inflows	15,882
Gain on disposal of assets	2,092
For the financial year ended 2023:
Acquisition:
i.
The Group acquired two IMO II Handy, one IMO II MR and one LR1 vessel from external parties. The newly acquired IMO II Handy vessels were financed under the US$303 million revolving credit facility, for which there were no drawdowns in the financial year ended 31 December 2023. The remaining vessels are unencumbered.

Disposal:
i.	The Group disposed of six LR1 vessels as part of its asset renewal strategy.
(b)
The Group organises the commercial management of its fleet of vessels into six individual commercial pools: LR1, LR2, MR, Handy, Chemical-Handy and Chemical-MR. Each individual commercial pool constitutes a separate cash-generating unit (“CGU”). For vessels outside commercial pools and deployed on a time-charter basis, each of these vessels constitutes a separate CGU. Any time-chartered in vessels which are recognised as ROU assets by the Group and subsequently deployed in the commercial pools are included as part of the pool CGUs.

As at 31 December 2023, 2022 and 2021, the Group assessed whether these CGUs had indicators of impairment by reference to internal and external factors according to its stated policy set out in Note 2.3(b).
In 2023 and 2022, the Group obtained valuation reports from independent ship brokers to assess whether fair value of vessels as per valuation reports exceed their carrying values at the reporting date. As the fair market values of the Group’s vessels exceed their respective carrying amounts, and together with other macroeconomic and geopolitical factors that favoured the product and chemical tanker businesses at the reporting date, the Group concluded that there were no indicators of impairment for the vessels held-owned and leased that were deployed in their respective CGUs.
In 2021, the Group concluded there were impairment indicators, and proceeded to test the recoverable amounts of vessels deployed in their respective CGUs. The recoverable amounts of each pool CGU and individual vessel CGU were assessed by management based on value in use computations. In determining the value of use, expected cash flows of each CGU were discounted to their present values. This required significant management judgement over assumptions used relating to time charter equivalent and earning days. TCE income represents revenue from time charters and voyage charters less voyage expenses comprising primarily brokers’ commission, fuel

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
9.
Property, plant and equipment (continued)
oil and port charges. As a result of the assessment, the recoverable amounts of the pool CGUs and individual vessel CGUs were found to be in excess of the carrying amounts of vessels and ROU assets deployed in these CGUs. Accordingly, no impairment loss was recognised in 2021.
In 2021, the Group has applied a 10% reduction to the forecasted TCE and the vessel earning days used in the value in use calculations as part of the Group’s sensitivity analysis. Based on the results of the analysis, a decrease in forecasted TCE and vessel earning days would resulted in impairment of US$90.2 million and US$59.5 million respectively.
(c)	The Group has mortgaged vessels with a total carrying amount of US$2,491.8 million (2022: US$2,807.5 million, 2021: US$1,972.9 million) as security over the Group’s borrowings.
10.	Intangible assets
	Customer contracts US$’000	IT infrastructure US$’000	Total US$’000
Cost
At 1 January 2021	3,728	2,070	5,798
Additions	—	367	367
At 31 December 2021	3,728	2,437	6,165
Additions	—	248	248
At 31 December 2022	3,728	2,685	6,413
Reclassification of balances	165	(165)	—
At 31 December 2023	3,893	2,520	6,413

Accumulated amortisation charge
At 1 January 2021	1,159	215	1,374
Amortisation charge	752	467	1,219
At 31 December 2021	1,911	682	2,593
Amortisation charge	752	478	1,230
At 31 December 2022	2,663	1,160	3,823
Amortisation charge	868	432	1,300
At 31 December 2023	3,531	1,592	5,123
Net book value
At 31 December 2021	2,098	1,474	3,572
At 31 December 2022	1,065	1,525	2,590
At 31 December 2023	362	928	1,290
11.	Other investments
The Group’s investments in equity instruments are long term and strategic in nature and are not held for the purpose of trading. The Group has elected to designate these other investments at FVOCI. The fair value of the Group’s investments in equity instruments are as follow:
	2023 US$’000	2022 US$’000	2021 US$’000
Investment in Alpha Ori Technology Holdings Pte. Ltd. (“Alpha Ori”)	3,428	3,269	3,000

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
11.
Other investments(continued)
	2023 US$’000	2022 US$’000	2021 US$’000
Investment in Diginex Solutions (HK) Limited (“Diginex”)	525	501	501
Investment in Clean Hydrogen Works, LA-1, LLC (“CHW-LA1”)	20,000	55	—
	23,953	3,825	3,501
These other investments are equity instruments without readily determinable fair values and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock.
In 2023, the Group acquired additional minority ordinary shares of CHW-LA1 with total consideration of US$10 million. The Group’s ownership interest in CHW-LA1 continued to be less than 20% of the investee’s total equity. Therefore, it continues to be precluded from applying the equity method of accounting. A fair value gain of US$9.9 million was also recognised in the other comprehensive income (Note 26 (f)) due to the observable price change, in relation to the ordinary shares of CHW-LA1 held by the Group prior to this additional investment during the financial year 2023.
In 2023, the Group injected additional working capital in Diginex, in the form of a convertible loan note of US$0.25 million. The Group’s ownership interest in Diginex continued to be less than 20% of the investee’s total equity. Therefore, it continues to be precluded from applying the equity method of accounting. A fair value loss of US$0.22 million was also recognised in the other comprehensive income (Note 26(f)) due to observable price change, in relation to the Group’s investment in the ordinary shares of Diginex.
No other fair value changes were noted and no strategic investments were disposed of in 2023.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
12.	Derivative financial instruments
	2023 US$’000		2022 US$’000		2021 US$’000
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Cash flow hedges
- Interest rate swaps	45,964	—	69,136	—	654	327
Non-hedging instruments
- Interest rate caps	—	—	726	—	21	—
- Forward freight agreements	1,512	276	308	93	60	—
- Forward foreign exchange contracts	449	—	438	—	192	—
	47,925	276	70,608	93	927	327
Analysed as:
Non-current	35,023	—	69,184	—	675	306
Current	12,902	276	1,424	93	252	21
	47,925	276	70,608	93	927	327
Cash flow hedges
Interest rate derivatives
The Group has entered into interest rate swap contracts that qualify for hedge accounting. The Group pays interest at fixed rates varying from 0.46% to 3.10% (2022: 0.46% to 2.15%, 2021: 0.46% to 2.15%) per annum and receives interest at a floating rate based on compounded SOFR with a credit adjustment spread; after gradually transitioning throughout the financial year ended 31 December 2023 from the three-month US$ LIBOR as a result of the IBOR reform.
The notional principal amount of these outstanding interest rate swaps as at 31 December 2023 amounted to US$1,005.6 million (2022: US$949.0 million, 2021: US$716.0 million). Of these, US$347.9 million matures within one year, US$432.6 million matures within two to five years, and US$225.1 million matures after five years. The notional amount of the hedging instruments directly impacted by IBOR reform as at 31 December 2023 amounted to US$1,005.6 million.
Non-hedging instruments
Interest rate derivatives
As at 31 December 2023, the Group has no existing interest rate caps as they have expired and were not part of any IBOR transition. At 31 December 2022, the Group had existing interest rate caps with a strike of 3.00% against the three-month US$ LIBOR. As of 31 December 2022, the interest rate caps have a notional amount of US$225.1 million (2021: US$300.0 million) with the last cap having expired in 2023. The changes in fair values of the interest rate caps are recognised in profit or loss.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
12.
Derivative financial instruments (continued)
Forward foreign exchange contracts
The Group has entered into forward foreign exchange contracts to swap United States Dollars for Singapore Dollars with an external financial institution. The notional principal amounts of the outstanding forward foreign exchange contracts as at 31 December 2023, 2022 and 2021 comprise the following:
	2023 US$’000		2022 US$’000		2021 US$’000
Currency	Notional amounts in local currency	US$ equivalent	Notional amounts in local currency	US$ equivalent	Notional amounts in local currency	US$ equivalent
Singapore Dollars	31,268	23,381	22,580	16,404	25,605	18,792
As at 31 December 2023, these forward foreign exchange contracts will mature within 12 (2022: 9, 2021: 12) months from the balance sheet date. No hedge accounting is adopted and the fair value changes of these forward exchange contracts are recorded in profit or loss.
Freight forward agreements
The Group has entered into a number of forward freight agreements in order to hedge its spot voyage exposure for its vessels trading in the pools. As at 31 December 2023, the Group has outstanding positions with a notional amount of US$69.7 million (2022: US$7.3 million, 2021: US$2.4 million), which will mature in the next one year. No hedge accounting is adopted and the fair value changes of these freight forward agreements are recorded in profit or loss.
13.	Loans receivable from joint ventures
The Group and CSSC (Hong Kong) Shipping Company Limited (“CSSC Shipping”) are joint venture partners in Vista Shipping Pte. Ltd. (formerly known as Vista Shipping Limited), which builds and operates LR1 and LR2 product tanker vessels.
In the financial year ended 31 December 2023, the Group entered into an agreement with SOCATRA, to be joint venture partners in Ecomar Shipholding S.A.S (“Ecomar”).
As part of financing for the newbuilds under the respective joint ventures, each joint venture partner provides to the joint venture a shareholder’s loan to finance 50% of the initial payment instalments for the product tanker vessels.
In 2021, two orders (with two additional options which were subsequently declared) for LR2 vessels were made through the Vista joint venture. As part of financing for the LR2 newbuilds under the joint venture, each joint venture partner contributed a shareholder’s loan to finance the pre-delivery instalments for the four LR2 newbuilds.
In 2023, four orders for IMO II MR vessels were made through the Ecomar joint venture. As part of financing for the MR newbuilds under the joint venture, each joint venture partner contributed a shareholder’s loan to finance the pre-delivery instalments for the four IMO II MR newbuilds.
In 2023, the Group provided financing of US$15.5 million (2022: US$23.0 million) to the joint ventures.
The loans receivable from the joint ventures are unsecured, bear interest based on daily SOFR with a credit adjustment spread (previously US$ three-month LIBOR plus 3% margin before IBOR transition) and have no fixed terms of repayment. As the Group does not expect the joint venture to settle the

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
13.
Loans receivable from joint ventures (continued)
loans within the next 12 months, the loans receivable are classified as “non-current” receivables. In substance, the Group considers these loans receivable as an extension of the Group’s investments in joint ventures. The carrying amounts of the loans receivable approximate their fair values since the interest rates are re-priceable at three-month intervals.
	2023 US$’000	2022 US$’000	2021 US$’000
Loans receivable from joint ventures	69,626	74,213	60,229
14.	Associated companies and joint ventures
	2023 US$’000	2022 US$’000	2021 US$’000
Interest in associates	—	—	1,863
Interest in joint ventures	60,172	39,359	13,355
	60,172	39,359	15,218
(a)	Interest in associates
The Group, through its wholly owned subsidiary Hafnia Tankers ApS, had a 40% interest in Hafnia Management A/S and its subsidiaries (“Hafnia Management”). Hafnia Management A/S was incorporated in Denmark.
In December 2022, Hafnia Management was dissolved following a voluntary liquidation and cash proceeds of US$1.8 million were distributed back to the Group and deducted against investment cost. The deficit of US$36,555 was recorded in profit or loss.
The following table summarises the profit for the financial year and other financial information according to Hafnia Management’s own financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Hafnia Management.
	2022 US$’000	2021 US$’000
Hafnia Management A/S

Percentage ownership interest	40%	40%

Current assets	—	4,361
Current liabilities	—	(172)
Net assets (100%)	—	4,189

Net assets (40%)	—	1,676
Other adjustments	—	187
Group’s share of net assets (40%)	—	1,863

Other income	—	162
Expenses	(92)	—
(Loss)/profit and total comprehensive income (100%)	(92)	162

(Loss)/profit and total comprehensive income (40%)	(37)	65
Group’s share of total comprehensive (loss)/income (40%)	(37)	65

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
14.
Associated companies and joint ventures (continued)
(b)	Interest in joint ventures
(1)
Vista Shipping Pte. Ltd. (formerly known as Vista Shipping Limited) (“Vista Shipping”) is a joint venture in which the Group has joint control and 50% ownership interest. Vista Shipping is domiciled in Singapore and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in Vista Shipping as a joint venture. In accordance with the agreement under which Vista Shipping was established, the Group and the other investor in the joint venture have agreed to provide shareholders’ loans in proportion to their interests to finance the newbuild programme as described in Note 13.

(1)	During the financial year ended 2023, Hafnia took delivery of three LR2 vessels through its Vista joint venture.
The following table summarises the financial information of Vista Shipping as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Vista Shipping.
	2023 US$’000	2022 US$’000	2021 US$’000
Percentage ownership interest	50%	50%	50%

Non-current assets	397,965	275,964	255,580
Current assets	54,092	57,618	15,665
Non-current liabilities	(336,598)	(268,921)	(192,430)
Current liabilities	(28,564)	(13,667)	(73,251)
Net assets (100%)	86,895	50,994	5,564
Group’s share of net assets (50%)	43,448	25,497	2,782

Revenue	91,191	78,275	25,601
Other income	1,963	617	190
Expenses	(56,914)	(34,690)	(30,152)
Profit/(loss) and total comprehensive income/(loss) (100%)	36,240	44,202	(4,361)

Profit/(loss) and total comprehensive income/(loss) (50%)	18,120	22,101	(2,181)
Prior year share of profit/(loss) not recognised	(170)	614	(12)
Group’s share of total comprehensive income/(loss) (50%)	17,950	22,715	(2,193)
(2)
In July 2021, the Group and Andromeda Shipholdings Ltd (“Andromeda Shipholdings”) entered into a joint venture, H&A Shipping Ltd (“H&A Shipping”) in which the Group has joint control and 50% ownership interest. H&A Shipping is domiciled in the Republic of the Marshall Islands and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in H&A Shipping Ltd as a joint venture. In accordance with the agreement under which H&A Shipping was established, the Group and the other investor in the joint venture have agreed to provide equity in proportion to their interests to finance the newbuild programme.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
14.
Associated companies and joint ventures (continued)
The following table summarises the financial information of H&A Shipping as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in H&A Shipping.
	2023 US$’000	2022 US$’000	2021 US$’000
Percentage ownership interest	50%	50%	50%

Non-current assets	62,990	66,091	41,885
Current assets	5,308	4,136	1,261
Non-current liabilities	(52,038)	(54,981)	(32,234)
Current liabilities	(4,548)	(4,573)	(2,417)
Net assets (100%)	11,712	10,673	8,495

Group’s share of net assets (50%)	5,856	5,337	4,247
Shareholder’s loans	7,668	7,667	5,853
Alignment of accounting policies	1,006	858	473
Carrying amount of interest in joint venture	14,530	13,862	10,573

Revenue	11,438	11,109	2,414
Other income	1,458	266	5
Expenses	(10,857)	(9,198)	(1,969)
Profit and total comprehensive income (100%)	2,039	2,177	450

Profit and total comprehensive income (50%)	1,019	1,089	225
Alignment of accounting policies	147	385	135
Group’s share of total comprehensive income (50%)	1,166	1,474	360
(3)
In June 2023, the Group and SOCATRA entered into a joint venture, Ecomar, in which the Group has joint control and 50% ownership interest. Ecomar is incorporated in France and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in Ecomar as a joint venture. In accordance with the agreement under which Ecomar was established, the Group and the other investor in the joint venture have agreed to provide shareholders’ loans in proportion to their interests to finance the newbuild programme.

The following table summarises the financial information of Ecomar as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Ecomar.
	2023 US$’000	2022 US$’000	2021 US$’000

Percentage ownership interest	50%	—	—

Non-current assets	31,873	—	—
Non-current liabilities	(31,849)	—	—
Net assets (100%)	24	—	—

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
14.
Associated companies and joint ventures (continued)
	2023 US$’000	2022 US$’000	2021 US$’000
Group’s share of net assets (50%)	12	—	—
Carrying amount of interest in joint venture	12	—	—

Other income	1	—	—
Expenses	(87)	—	—
Loss and total comprehensive loss (100%)	(86)	—	—

Loss and total comprehensive loss (50%)	(43)	—	—
Group’s share of total comprehensive loss (50%)	(43)	—	—
(4)
In March 2023, the Group and Simbolo Holdings Limited entered into a share purchase agreement where the Group purchased 50% of Class A shares (with voting rights) in Quintessential AI Limited (“Q-AI”). As a result of the transaction, the Group has joint control (with Simbolo Holdings having the remainder of Class A shares) of Q-AI; with a 25.5% ownership interest. Q-AI is incorporated in London and operates in the software development industry. Accordingly, the Group has classified its interest in Q-AI as a joint venture.

As of 31 December 2023, Q-AI has not commenced operations and the cost of investment as of 31 December 2023 was US$2.2 million.
15.	Inventories
	2023 US$’000	2022 US$’000	2021 US$’000
		(Restated)	(Restated)
Fuel oil	99,714	81,308	65,177
Lubricating oils	7,990	8,623	5,495
	107,704	89,931	70,672
The cost of inventories recognised as expenses included in “voyage expenses (Hafnia Vessels and TC Vessels)” amounted to US$349.1 million (2022: US$388.5 million, 2021: US$183.4 million); and included in “voyage expenses (External Vessels in Disponent-Owner Pools)” amounted to US$161.8 million (2022: US$Nil, 2021: US$Nil). There was no write down of inventory to net realisable values as at the respective financial years ended 2021, 2022 and 2023.
16.	Trade and other receivables
	Note	2023 US$’000	2022 US$’000	2021 US$’000
			(Restated)	(Restated)
Trade receivables
-non-related parties		389,384	221,777	47,408
Contract assets
-non-related parties		118,460	83,718	17,667
Less: Allowance made for trade receivables and contract assets
-non-related parties	26(b)	—	—	—

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
16.
Trade and other receivables(continued)
	Note	2023 US$’000	2022 US$’000	2021 US$’000
			(Restated)	(Restated)
Trade receivables – net		507,844	305,495	65,075
Prepayments		21,274	21,602	9,287
Other receivables
- non-related parties		60,592	176,012	73,530
		589,710	503,109	147,892
The carrying amounts of trade and other receivables, principally denominated in United States Dollars, approximate their fair values due to the short period to maturity.
Included within trade and other receivables as at the financial years ended 2023, 2022 and 2021 are contract assets. These contract assets relate to the Group’s rights to consideration for proportional performance from voyage charters in progress at the balance sheet date. These contract assets are transferred to trade receivables when the rights to such consideration become unconditional, typically when the Group has satisfied its performance obligations upon completion of the voyage. As voyage charters in progress have an expected duration of less than one year, the Group applies the practical expedient available under IFRS 15 and does not disclose information about remaining performance obligations as at balance sheet date. There were no impairment losses recognised on contract assets (2022: US$Nil, 2021: US$Nil).
During the financial year ended 2022, two of the Chemical-Stainless vessels, Hafnia Spark and Hafnia Stellar, were deemed to be sold even though physical title over the vessels have not been transferred, as control over the vessels have been transferred to the buyers. Included within other receivables are US$49.9 million of receivables from the buyers to be used to repay the associated lease liabilities outstanding for Hafnia Spark and Hafnia Stellar up to and until legal completion of the sale of these vessels (see Note 9 and Note 21).
During the financial year ended 2023, the receivables and associated lease liabilities were de-recognised upon transfer of the physical title over the vessels to the buyer.
17.	Cash and cash equivalents including restricted cash
	2023 US$’000	2022 US$’000	2021 US$’000
		(Restated)	(Restated)
Cash at bank and on hand	141,621	174,440	100,075
Cash retained in the commercial pools	80,900	105,885	53,626
Restricted cash	13,381	4,780	—
	235,902	285,105	153,701
Less: Restricted cash	(13,381)	(4,780)	—
Cash and cash equivalents	222,521	280,325	153,701
Cash at bank and on hand includes fixed deposits placed in various financial institutions with varying periods to maturity.
The restricted cash represents amounts placed in debt service reserve accounts for sale and leaseback financing. For the financial year ended 2023, the restricted cash includes cash from FFA collateral accounts. This restricted cash is not available to finance the Group’s day to day operations.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
17.
Cash and cash equivalents including restricted cash(continued)
The cash retained in the commercial pools represents cash in the pool bank accounts that are opened in the name of the Group’s pool management company and can only be used for the operation of vessels within the commercial pools.
18.	Share capital and contributed surplus
	Number of shares	Share capital US$’000	Share premium US$’000	Total US$’000
At 1 January 2023	503,388,593	5,035	1,023,996	1,029,031
Issuance of shares	3,431,577	34	20,853	20,887
At 31 December 2023	506,820,170	5,069	1,044,849	1,049,918

At 1 January 2021, 31 December 2021 and 1 January 2022	370,244,325	3,703	704,834	708,537
Shares issued for acquisition of CTI assets	92,112,691	921	206,459	207,380
New shares issued	37,600,000	376	97,170	97,546
Issuance of shares	3,431,577	35	15,533	15,568
At 31 December 2022	503,388,593	5,035	1,023,996	1,029,031
(a)	Authorised share capital
The total authorised number of shares is 750,000,000 (2022: 750,000,000, 2021: 600,000,000) common shares at par value of US$0.01 per share.
In August 2022, the total authorised number of shares was increased by 150,000,000 shares with a par value of US$0.01 per share.
(b)	Issued and fully paid share capital
On 28 February 2023, the Company entered into a share lending agreement with BW Group Limited (“BW Group”), whereby BW Group lent 3,431,577 shares of the Company. The borrowed shares were redelivered by way of the Company issuing new shares to BW Group at a subscription price of US$0.01 per share. Following this transaction, the Company had 3,431,577 newly issued shares and 3,431,577 treasury shares.
On 1 March 2023, the Company settled these borrowed shares by way of issuing 3,431,577 new ordinary shares to BW Group. Following the issuance of the new ordinary shares, there are 506,820,170 issued shares in the Company, each with a nominal value of US$0.01, all of which have been validly and legally issued and fully paid.
On 20 December 2023, the Company entered into another share lending agreement with BW Group, whereby BW Group lent 3,431,577 shares of the Company. Following this transaction, the Company had 3,431,577 treasury shares. The borrowed shares were redelivered by way of the Company issuing new shares to BW Group at a subscription price of US$0.01 per share. The share issuance was only completed on 2 January 2024.
On 27 January 2022, the Company issued 92,112,691 new common shares in the Company, as part of the purchase consideration for the acquisition of CTI assets. Refer to Note 3.
On 9 May 2022, the Company issued 37,600,000 new common shares at a private placement at subscription price of NOK 25.0 per share, raising net proceeds of US$97.5 million.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
18.
Share capital and contributed surplus (continued)
On 26 August 2022, the Company entered into a share lending agreement with BW Group Limited, whereby BW Group lent 3,431,577 shares of the Company. The borrowed shares were redelivered by way of the Company issuing new shares to BW Group at a subscription price of US$0.01 per share. Following this transaction, the Company had 3,431,577 newly issued shares and 3,431,577 treasury shares. This allowed the Company to promptly deliver existing shares held in treasury to employees who exercise their vested options under the share options granted to management personnel in 2019 for Tranche 1, Tranche 2, Tranche 3 and Tranche 4.
All issued common shares are fully paid. The newly issued shares rank pari passu with the existing shares.
(c)	Share premium
The difference between the consideration for common shares issued and their par value is recognised as share premium.
US$1.2 million of fees and expenses incurred for the issuance of new common shares were deducted against share premium in 2022.
(d)	Contributed surplus
Contributed surplus relates to the amount transferred from share capital account when the par value of each common share was reduced from US$5 to US$0.01 per share in 2015. Contributed surplus is distributable, subject to the fulfilment of the conditions as stipulated under the Bermudian Law.
(e)	Treasury shares
The reserve for the Company’s treasury shares comprises the cost of the Company’s shares held by the Group. As at 31 December 2023, the Group held 2,626,651 of the Company’s shares (2022: 2,793,797, 2021: 7,086,703).
(f)	Capital reserve
The deficit refers to the reversal of the cost of the treasury shares acquired, recorded in the treasury shares account against the option price on those shares upon exercise of employees share options during the financial year.
(g)	Translation reserve
The foreign currency translation reserve represents exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from that of the Group’s presentation currency.
(h)	Fair value reserve
The fair value reserve comprises the cumulative net change in the fair value of equity investments which were accounted as FVOCI.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
19.	Other reserves
		2023 US$’000	2022 US$’000	2021 US$’000
(a)	Composition:
	Share-based payment reserve	3,788	5,873	4,837
	Hedging reserve	39,312	68,458	348
	Capital reserve	(25,137)	(710)	—
	Translation reserve	(63)	29	(35)
	Fair value reserve	9,720	—	—
		27,620	73,650	5,150
		2023 US$’000	2022 US$’000	2021 US$’000
(b)	Movements of the reserves

	Hedging reserve

	At beginning of the financial year	68,458	348	(15,973)
	Fair value gains on cash flow hedges	13,378	73,516	9,693
	Reclassification to profit or loss	(42,524)	(5,406)	6,628
	At end of the financial year	39,312	68,458	348
More information about derivatives used as hedges is disclosed in Note 12.
Capital reserve
The movement of the capital reserve is attributed to the exercise of share options awarded to employees under the Group’s equity-settled, share-based compensation plan (Note 20).
20.	Share-based payment arrangements
(a)	Description of share-based payment arrangements
(i)	Share option programme (equity-settled)
The Group operates an equity-settled, share-based compensation plan, under which the entity receives services from employees as consideration for equity instruments (share options) in the Company. On 16 January 2019, 1 March 2019, 1 June 2019, 1 August 2019 (collectively known as “LTIP 2019”), 25 February 2020, 8 March 2021, 15 March 2022 and 28 February 2023, the Group granted share options to key management and senior employees. All options are to be settled by physical delivery of shares. The terms and conditions of the share options granted are as follows.
Grant date	Number of instruments in thousands	Vesting conditions	Expiry of options
Option grant to key management personnel on 16 January 2019 (“Tranche 1”)	1,834	3 years’ service condition from grant date of Tranche 1	16 January 2025
Option Grant to key management personnel on 1 March 2019 (“Tranche 2”)	207	3 years’ service condition from grant date of Tranche 1	16 January 2025

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
20.
Share-based payment arrangements(continued)
Grant date	Number of instruments in thousands	Vesting conditions	Expiry of options
Option Grant to key management personnel on 1 June 2019 (“Tranche 3”)	1,183	3 years’ service condition from grant date of Tranche 1	16 January 2025
Option grant to key management personnel on 1 August 2019 (“Tranche 4”)	207	3 years’ service condition from grant date of Tranche 1	16 January 2025
Option Grant to key management personnel on 25 February 2020 (“LTIP 2020”)	3,432	3 years’ service condition from grant date	25 February 2026
Option Grant to key management personnel on 8 March 2021 (“LTIP 2021”)	3,432	3 years’ service condition from grant date	8 March 2027
Option Grant to key management personnel on 15 March 2022 (“LTIP 2022”)	1,849	3 years’ service condition from grant date	15 March 2028
Option Grant to key management personnel on 28 February 2023 (“LTIP 2023”)	1,849	3 years’ service condition from grant date	28 February 2029
The share options become void if the employee rescinds job position before the vesting date.
The fair value of services received in return for share options granted is based on fair value of the share options granted, measured using the Black-Scholes model.
(ii)	Restricted share units (equity-settled)
On 15 March 2022, the Group granted a total of 462,357 restricted share units (“RSU 2022”) to key management and senior employees. All restricted share units are to be settled by physical delivery of shares to the employees when they vest on 15 March 2025.
(b)	Measurement of grant date fair values
(i)	Measurement of grant date fair values of share options
The following inputs were used in the measurement of the fair values at respective grant dates of the share options.
	Share option programme
	Tranche 1	Tranche 2	Tranche 3	Tranche 4	LTIP 2020	LTIP 2021	LTIP 2022	LTIP 2023
Grant date	16 January 2019	1 March 2019	1 June 2019	1 August 2019	25 February 2020	8 March 2021	15 March 2022	28 February 2023
Share price (NOK)	24.03	24.17	24.47	24.67	20.57	16.55	20.01	64.46
Exercise price (NOK)	27.81	27.81	27.81	27.81	23.81	19.16	23.16	74.62
Time to maturity (years)	4.5	4.4	4.1	4.0	4.5	4.5	4.5	4.5
Risk free rate	2.54%	2.54%	1.93%	1.78%	1.24%	1.02%	2.24%	3.53%
Volatility	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%
Dividends	—	—	—	—	—	—	—	—
Annual tenure risk	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
Share options granted	1,833,958	207,278	1,183,063	207,278	3,431,577	3,431,577	1,849,428	1,849,428
Fair value at grant date (US$)	1,610,382	182,009	976,425	169,317	2,249,146	2,036,068	1,263,630	3,716,961

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
20.
Share-based payment arrangements(continued)
Volatility has been estimated as a benchmark volatility by considering the historical average share price volatility of a comparable peer group of companies.
(ii)	Measurement of grant date fair values of restricted share units
The following inputs were used in the measurement of the fair values at the grant dates of the restricted share units.
Restricted share units
RSU 2022
Grant date	15 March 2022
Grant date fair value (NOK)	20.01
Grant date fair value (US$)	2.21
Annual tenure risk	7.50%
Restricted share units granted	462,357
Fair value at grant date (US$)	808,875
(c)	Reconciliation of outstanding share options
Movements in the number of unissued common shares under option are as follows:
	At the beginning of the financial year	Granted during the financial year	Exercised during the financial year	At the end of the financial year
2023
LTIP 2019	2,586,519	—	(2,231,185)	355,334
LTIP 2020	3,431,577	—	(3,234,205)	197,372
LTIP 2021	3,431,577	—	(1,357,632)	2,073,945
LTIP 2022	1,849,428	—	—	1,849,428
LTIP 2023	—	1,849,428	—	1,849,428
Total	11,299,101	1,849,428	(6,823,022)	6,325,507
2022
LTIP 2019	3,431,577	—	(845,058)	2,586,519
LTIP 2020	3,431,577	—	—	3,431,577
LTIP 2021	3,431,577	—	—	3,431,577
LTIP 2022	—	1,849,428	—	1,849,428
Total	10,294,731	1,849,428	(845,058)	11,299,101
The Company’s remuneration committee has decided to grant accelerated vesting for the Company’s CEO. The CEO’s options under the LTIP 2021 vested on 20 December 2023 and were subsequently exercised by the CEO.
21.	Borrowings
	2023 US$’000	2022 US$’000	2021 US$’000
Current
Loan from a related corporation	—	—	18,750
Loans from non-related parties	—	673	390
Bank borrowings	174,004	103,807	178,211

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
21.
Borrowings(continued)
	2023 US$’000	2022 US$’000	2021 US$’000
Sales and leaseback-liabilities (accounted for as financing transaction)	57,305	170,731	6,715
Other lease liabilities	36,019	44,905	44,308
	267,328	320,116	248,374

Non-current
Loans from non-related parties	—	4,756	4,001
Bank borrowings	398,507	622,569	934,701
Sales and leaseback-liabilities (accounted for as financing transaction)	622,174	798,273	70,977
Other lease liabilities	4,342	29,573	73,150
	1,025,023	1,455,171	1,082,829
Total borrowings	1,292,351	1,775,287	1,331,203
Bank borrowings
As at 31 December 2023, bank borrowings consist of ten credit facilities from external financial institutions, amounting to US$473 million, US$374 million, US$216 million, US$106 million, US$84 million, US$39 million, US$40 million, US$303 million and two borrowing base facilities respectively (2022: US$473 million, US$374 million, US$216 million, US$106 million, US$100 million, US$84 million and US$39 million, 2021: USD 473 million, USD 374 million, USD 216 million, USD 106 million, USD 100 million, USD 84 million and USD 39 million). The table below summarises key information of the bank borrowings:
Facility amount	Oustanding amount US$‘000	Maturity date
US$473 million facility	116,089
- US$413 million term loan		2026
- US$60 million revolving credit facility		2026
US$374 million facility	—
- US$100 million revolving credit facility		2028
US$216 million facility	143,850	2027
US$106 million facility	90,777	2025
US$84 million facility	56,095
- US$68 million term loan		2026
- US$16 million revolving credit facility		2026
US$39 million facility	18,801
-US$30 million term loan		2025
-US$9 million revolving credit facility		2025
Up to US$175 million borrowing base facility	53,000
Up to US$175 million borrowing base facility (with an accordion option of up to US$75 million)	60,000	2024
US$40 million facility	38,754	2029
US$303 million facility	—
- US$303 million revolving credit facility	—	2029

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
21.
Borrowings(continued)
The Group’s revolving credit facilities will be available for utilisation if there is no event of default or default which is continuing or would result from the proposed utilisation or under the existing utilisations; and relevant conditions are met. The Group pays commitment fees to have these revolving credit facilities which are between 35-40% of the facilities’ margin.
On 14 November 2023, the Group cancelled its US$70 million revolving credit facility, which was part of the upsized US$216 million facility.
On 30 August 2023, the Group entered into a US$303 million revolving credit facility.
On 18 July 2023, the Group entered into a US$40 million senior secured term loan facility.
On 21 December 2022, the US$50 million revolving credit facility under the US$100 million facility was extended until June 2023.
On 18 March 2022, the Group closed the US$70 million upsizing of its existing US$216 million facility.
On 22 March 2021, the Group refinanced the US$676 million and US$128 million facilities. These two facilities were extinguished and replaced with the new US$374 million facility.
On 1 July 2021, the Group entered into a US$100 million unsecured facility.
On 17 December 2021, the Group refinanced the US$266 million facility. This facility was extinguished and replaced with the US$84 million and US$106 million facilities.
Sales and leaseback-liabilities (accounted for as financing transaction)
As at 31 December 2023, the sales and leaseback-liabilities (accounted for as financing transaction) consist of various facilities provided by external leasing houses under sale-and-leaseback contracts. Under these contracts, the vessels were legally sold to external leasing houses and leased back by Hafnia. The sale of vessels under these sales and leaseback arrangements did not meet the criteria for sale as prescribed by IFRS 15 Revenue with customers as the Group has assessed that there was no transfer of control of the vessels. The Group still has the present right to direct the use of the vessels and to obtain the remaining economic benefits from the vessels. The Group also has the option/obligation to repurchase the vessels from the leasing houses. As a result of the assessment performed, the vessels were not derecognised from the Group’s balance sheet. These transactions were treated as financing arrangements since lease inception, with the proceeds received from the external leasing houses reflected as sales and leaseback-liabilities, which were accounted for as financing transactions.
During the financial year ended 2023, as a part of the Group’s ongoing refinancing exercise to refinance the debt that was acquired as a part of the CTI acquisition into lower-priced financing facilities, the Group refinanced five IMO II Chemical Handy vessels via sale and leaseback financing with CMB Financial leasing. These transactions were accounted for as an extinguishment of existing sales and leaseback-liabilities (accounted for as financing transaction) and the recognition of new sales and leaseback-liabilities (accounted for as financing transaction) based on the new borrowing terms. The Group also exercised the purchase options on nine of its existing sales and leaseback financings with AVIC International Leasing, SPDB Financial Leasing, ICBC Financial Leasing and Ocean Yield Limited. These transactions were accounted for as an extinguishment of existing sales and leaseback-liabilities (accounted for as financing transaction).
On 28 February 2022, the Group entered into a US$414 million sale-and-leaseback facility agreement with ICBC Leasing (“US$414 million SLB facility”) to finance the purchase of 12 LR1 vessels from Scorpio.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
21.
Borrowings(continued)
On 27 January 2022, the Group completed the acquisition of CTI’s fleet of vessels which were entirely financed by sale-and-leaseback financing arrangements from eight external leasing houses (the “CTI vessels facilities”). Refer to Note 3.
During the financial year ended 2022, the Group disposed of eight Chemical-Stainless vessels which were financed by such sale-and-leaseback arrangements. The borrowings relating to two of these Chemical-Stainless vessels, Hafnia Spark and Hafnia Stellar, have not been derecognised from the Group’s balance sheet as the legal obligations towards the leasing houses still exist. The borrowings amounted to US$49.3 million as at 31 December 2022. The borrowings were subsequently derecognised in 2023 when physical title was transferred from the Group to the buyers.
Facility amount	Outstanding amount US$‘000	Maturity date
US$414 million SLB facility	354,160	2032
CTI vessels facilities	276,861	2023 – 2031
Hafnia Tankers finance leases	48,456	2025 – 2030
Interest rates
The weighted average effective interest rates per annum of total borrowings at the balance sheet date are as follows:
	2023	2022	2021
Bank borrowings	6.7%	4.2%	1.7%
Sales and leaseback-liabilities (accounted for as financing transaction)	7.4%	6.1%	5.2%
The exposure of borrowings to interest rate risk is disclosed in Note 26.
Maturity of borrowings
The non-current borrowings have the following maturity:
	2023	2022	2021
	US$’000	US$’000	US$’000
Later than one year and not later than five years	649,710	974,953	988,298
Later than five years	375,313	480,218	94,531
	1,025,023	1,455,171	1,082,829
Carrying amounts and fair values
The carrying values of the bank borrowings and sales and leaseback-liabilities (accounted for as financing transaction) approximate their fair values as they bear floating interest rates and are re-priceable at one to three month intervals.
The loan from a related corporation bore floating interest at a nominal rate of US$ three-month LIBOR plus margin of 2.80%. The carrying value approximates the fair values as interest rate is re-priceable at three-month intervals. The loan from a related corporation was fully repaid in 2022.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
21.
Borrowings(continued)
Financial and non-financial covenants
The Group has bank borrowings and sales and leaseback-liabilities (accounted for as financing transaction) that contain financial and non-financial covenants. Any breach of covenants will result in bank borrowings and sales and leaseback-liabilities becoming payable on demand. The Group was in compliance with financial and non-financial covenants as at 31 December 2023, 31 December 2022 and 31 December 2021.
22.	Trade and other payables
	2023 US$’000	2022 US$’000 (Restated)	2021 US$’000 (Restated)
Trade payables
- non-related parties	219,962	41,508	34,986
Accrued operating expenses	114,801	101,759	50,056
Other payables
- related corporations	29,774	6,675	5,461
- non-related parties	20,941	6,276	4,428
	385,478	156,218	94,931
Analysed as:
Current	385,478	156,218	94,931
	385,478	156,218	94,931
The carrying amounts of trade and other payables, principally denominated in United States Dollars, approximate their fair values due to the short period to maturity.
The other payables due to related corporations are unsecured, interest-free and are repayable on demand.
Information about the Group’s exposure to currency and liquidity risks is included in Note 26.
23.	Leases – as Lessee
Leases as lessee under IFRS 16
The Group leases vessels, office spaces, and other equipment from external parties under non-cancellable operating lease agreements. The leases have varying terms including options to extend and options to purchase.
Starting from 1 January 2019, the leased-in vessels are recognised as right-of-use assets and lease liabilities on the balance sheet under IFRS 16, except for leases of low value items relating to
IT equipment and other assets with lease terms of less than 12 months.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
23.
Leases – as Lessee (continued)
Information about leases for which the Group is a lessee is presented below.
(1)	Right-of-use assets - Vessels
US$’000
Cost
At 1 January 2021	152,757
Additions	36,226
At 31 December 2021	188,983
Additions	2,023
Write-off	(3,276)
At 31 December 2022	187,730
Additions	11,852
At 31 December 2023	199,582

Accumulated depreciation
At 1 January 2021	45,381
Depreciation charge	32,073
At 31 December 2021	77,454
Depreciation charge	45,520
Write-off	(3,148)
At 31 December 2022	119,826
Depreciation charge	45,195
At 31 December 2023	165,021

Net book value
At 31 December 2021	111,529
At 31 December 2022	67,904
At 31 December 2023	34,561
(2)	Amounts recognised in profit or loss
	2023 US$’000	2022 US$’000	2021 US$’000
Interest expense on lease liabilities	2,178	3,768	4,549
Expenses relating to short-term leases for vessels, included in charter hire expenses	5,594	1,040	1,890
Expenses relating to short-term leases for offices, included in rental expenses	1,988	1,613	1,522
(3)	Amounts recognised in statement of cash flows
	2023 US$’000	2022 US$’000	2021 US$’000
Total cash outflow for leases	45,969	48,643	33,161

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
23.
Leases – as Lessee (continued)
(4)	Extension options
Some leases contain extension options exercisable by the Group up to one year before the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control. In the financial year ended 2023, the Group exercised options on certain leases to extend their charter period for a duration of one year and recognised additional lease liabilities with a corresponding increase in ROU assets.
The Group has estimated that the potential future lease payments, should it exercise the extension options, would result in an increase in lease liability of US$120.5 million (2022: US$139.6 million, 2021: US$133.8 million).
(5)	Operating lease commitments under IFRS 16
The Group leases vessels and office space from non-related parties. These leases have varying terms including options to extend and options to purchase.
Future minimum lease payments under non-cancellable operating leases committed at the reporting date have been recognised as lease liabilities under IFRS 16.
24.	Commitments
Operating lease commitments - where the Group is a lessor
The Group leases vessels to non-related parties under non-cancellable operating lease agreements. The Group classifies these leases as operating leases as the Group retains substantially all risks and rewards incidental to ownership of the leased assets.
In 2023, the Group recognised estimated lease revenue of US$94.1 million (2022: US$48.3 million, 2021: US$44.2 million) and non-lease revenue of US$40.4 million (2022: US$25.5 million, 2021: US$20.7 million) as part of time charter revenue (Note 4).
The undiscounted lease payments under operating leases to be received after 31 December are analysed as follows:
	2023 US$’000	2022 US$’000	2021 US$’000
Less than one year	87,459	65,878	39,597
One to two years	25,830	11,712	11,680
Two to five years	8,960	20,640	31,392
	122,249	98,230	82,669
Newbuild commitments
The Group has equity interests in joint ventures and is obliged to provide its share of working capital for the joint ventures’ newbuild programme through either equity contributions or shareholder’s loans. The commitments may not be utilised by the joint ventures.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
24.
Commitments (continued)
The future minimum capital contributions to be made at the reporting date but not yet recognised are as follows:
	2023 US$’000	2022 US$’000	2021 US$’000
Less than one year	28,394	83,450	25,057
One to two years	58,079	—	87,200
Two to five years	19,360	—	—
	105,833	83,450	112,257
25.	Financial guarantee contracts
The Group’s policy is to provide financial guarantees only to the wholly owned subsidiaries or joint ventures. At 31 December 2023, the Group has issued financial guarantees to certain banks in respect of credit facilities granted to subsidiaries (see Note 21). These bank borrowings amount to US$572.5 million (2022: US$726.4 million, 2021: US$1,112.9 million) at the balance sheet date.
The Group and CSSC Shipping have issued a joint financial guarantee to certain banks in respect of credit facilities granted to the joint venture, Vista Shipping. Bank borrowings provided to the joint venture amounts to US$246.8 million (2022: US$130.8 million, 2021: US$141.6 million) at the balance sheet date. Corporate guarantees given will become due and payable on demand if an event of default occurs.
The Group and Andromeda Shipholdings have issued a joint financial guarantee to certain banks in respect of credit facilities granted to joint venture, H&A Shipping. Bank borrowings provided to the joint venture amounts to US$39.4 million (2022: US$42.3 million, 2021: US$21.5 million) at the balance sheet date. Corporate guarantees given will become due and payable on demand if an event of default occurs.
In 2022, the Group issued a limited financial guarantee to a bank in respect of the receivables purchase agreement facility granted to the commercial pools. Any liability arising is limited to the recourse lenders have against the Group after considering the recourse waterfall mechanism in place in the facility agreement, where the Group is the final avenue of recourse. The facility was discontinued during the financial year ended 2023.
The Group has appraised such liabilities to be remote.
26.	Financial risk management
Financial risk factors
The Group’s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk); credit risk; liquidity risk and capital risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.
Financial risk management is handled by the Group as part of its operations. The management team identifies, evaluates and manages financial risks in close co-operation with all operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk and use of derivative and non-derivative financial instruments.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
26.
Financial risk management (continued)
(a)	Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.
The Group enters into derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by the Group. Generally, the Group seeks to apply hedge accounting in order to manage volatility in profit or loss.
Price risk
The shipping market can be subject to significant fluctuations. The Group’s vessels are employed under a variety of chartering arrangements including time charters and voyage charters.
In 2023, approximately 5% (2022: 4%, 2021: 9%) of the Group’s shipping revenue was derived from vessels under fixed income charters (comprising time charters).
The Group is exposed to the risk of variations in fuel oil costs, which are affected by the global political and economic environment. Historically, fuel expenses have been the most significant expense. Under a time charter, the charterer is responsible for fuel costs, therefore, fixed income charters also reduce exposure to fuel price fluctuations.
In 2023, fuel oil costs comprised 47% (2022: 46%, 2021: 37%) of the Group’s operating expenses. If price of fuel oil has increased/decreased by US$1 (2022: US$1, 2021: US$1) per metric ton with all other variables including tax rate being held constant, the net results will be lower/higher by US$801,249 (2022: US$470,881, 2021: US$338,582) as a result of higher/lower fuel oil consumption expense.
In addition to securing cash flows through time charter contracts, the Group has entered into forward freight agreements to limit the risk involved in trading in the spot market. Details of the Group’s outstanding forward freight agreements are disclosed in Note 12.
Currency risk
The functional currency of most of the entities in the Group is United States Dollars (“US$”). The Group’s operating revenue, and the majority of its interest-bearing debt and contractual obligations for vessels under construction are denominated in US$. The Group’s vessels are also valued in US$ when trading in the second-hand market.
The Group is exposed to foreign currency exchange risks for administrative expenses incurred by offices or agents globally, predominantly in Monaco, Denmark, United Arab Emirates and Singapore. Further, the Group is required to pay port charges in currencies other than US$. However, foreign currency exposure in port charges is minimal as any increase is usually compensated by a corresponding increase in freight, particularly in the tanker sector through industry-wide increases in Worldscale flat rates.
At the balance sheet date, the Group has cash and cash equivalents denominated in Singapore dollars (“SGD”), Danish Kroner (“DKK”), Euro (“EUR”), United Arab Emirates Dirham (“AED”) and Norwegian Kroner (“NOK”).
At 31 December 2023, 2022 and 2021, the Group has assessed that it has insignificant exposure to foreign currency risks. However, the Group has entered into foreign exchange contracts to hedge its general and administrative costs to avoid short term volatility.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
26.
Financial risk management (continued)
Details of the Group’s outstanding forward exchange contracts are disclosed in Note 12.
Interest rate risk
The Group adopts a policy of ensuring that between 40% and 75% of its interest rate risk exposure is at a fixed-rate or limited to a certain threshold. This is achieved partly by entering into fixed-rate instruments and partly by borrowing at a floating rate and using interest rate swaps as hedges of the variability in cash flows attributable to interest rate risk. For the secured interest rate swaps of the Group, management applies a hedge ratio of 1:1.
The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, tenors, repricing dates and maturities and the notional or par amounts.
The Group has interest-bearing financial liabilities in the form of borrowings from external financial institutions at variable rates.
The Group manages its cashflow interest rate risks by swapping a portion of its floating rate interest payments to fixed rate payments using interest rate swaps.
Cash flow sensitivity analysis for variable rate instruments
If the interest rates has increased/decreased by 50 basis points, with all other variables including tax rate being held constant, the net results will be lower/higher by approximately US$1.8 million (2022: US$1.5 million, 2021: US$1.7 million) as a result of higher/lower interest expense on the portion of the borrowings that is not covered by the interest rate swap instruments.
If the interest rates has increased/decreased by 50 basis points, with all other variables including tax rate being held constant, the net results will be lower/higher by approximately US$5.8 million (2022: US$4.9 million, 2021: US$4.3 million) as a result of higher/lower interest expense on borrowings; had no hedging been in place.
Total equity would have been higher/lower by US$13.7 million (2022: US$14.4 million, 2021: US$10.5 million) mainly as a result of fair value gain/loss from interest rate swaps assuming these swaps remain effective.
Cash flow and fair value interest rate risks
Cash flow interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.
The Group entered into interest rate agreements to limit exposure to interest rate fluctuations. The details of these exposures are disclosed in Note 12. As at 31 December 2023, the notional principal amount of these interest rate swaps represents approximately 80% (2022: 55%, 2021: 63%) of the Group’s borrowings on floating interest rates.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
26.
Financial risk management (continued)
As at the reporting date, the interest rate profile of interest-bearing financial instruments, as reported to the management, was as follows:
	Nominal amount
	2023 US$’000	2022 US$’000 (Restated)	2021 US$’000 (Restated)
Variable rate instruments
Financial assets	69,626	74,213	60,229
Financial liabilities	1,251,990	1,716,589	1,217,699
Effect of interest rate swaps	(1,005,586)	(949,047)	(715,958)
	316,030	841,755	561,970
The Group is exposed mainly to the Secured Overnight Financing Rate (“SOFR”). The Group completed the three-month US$ LIBOR transition to SOFR during the year.
Hedging relationships for which ‘Phase 2’ amendments apply
In the current year, the Group has applied the following hedge accounting reliefs provided by the Phase 2 amendments for its hedging relationships that have already transitioned from LIBOR to SOFR.
Hedge designation – When the Phase 1 amendments cease to apply, the Group has amended its hedge designation to reflect the following changes which are required by IBOR reform:
•	Designating SOFR as a hedged risk;
•	The contractual benchmark rate of the hedged US$ borrowing has been amended from LIBOR to SOFR plus a credit adjustment spread; and
•	The variable rate of the hedging interest rate swap has been amended from LIBOR to SOFR with a credit adjustment spread added to the fixed rate.
These amendments to the hedge documentation do not require the Group to discontinue its hedge relationships.
Amounts accumulated in the cash flow hedge reserve – When the Group amended its hedge designation for changes to its borrowings that is required by IBOR reform, the accumulated amount outstanding in the cash flow hedge reserves was deemed to be based on SOFR. The amount is reclassified to profit or loss in the same periods during which the hedged SOFR cash flows affect profit or loss.
Hedge effectiveness
Hedge effectiveness is determined at the inception of the hedging relationship, and through periodic prospective effective assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.
The Group enters into hedge relationships where the critical terms of the hedging instrument match exactly with the terms of the hedged item, and so a qualitative assessment of effectiveness is performed. If changes in circumstances affect the terms of the hedged item such that the critical terms no longer match exactly with the critical terms of the hedging instrument, the Group uses the hypothetical derivative method to assess effectiveness. Hedge ineffectiveness have occurred due to changes in the critical terms of either the interest rate swaps or the borrowings.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
26.
Financial risk management (continued)
The Group assesses whether the derivative designated in each hedging relationship is expected to be effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method.
In these hedge relationships, the main sources of ineffectiveness are:
(1)
the effect of the counterparty and the Group’s own credit risk on the fair value of the swaps, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in interest rates;

(2)	differences in repricing dates between the swaps and the borrowings; and
(3)
transitioning the hedged item and the hedging instrument to alternative benchmark rates at different times, which may result in temporary mismatch in benchmark interest rates or permanent difference in adjustment spreads;

Ineffectiveness of US$6.56 million has been recognised in relation to the interest rate swaps in other gains or losses in profit or loss for 2023 (2022: nil, 2021: nil).
(b)	Credit risk
The Group’s credit risk is primarily attributable to trade and other receivables, cash and cash equivalents and loans receivable from joint ventures. The maximum exposure is represented by the carrying value of each financial asset on the balance sheet.
Financial assets that are neither past due or impaired
The Group performs periodic credit evaluations of its charterers. The Group has implemented policies to ensure cash funds are deposited and derivatives are entered into with banks and internationally recognised financial institutions with a good credit rating and the vessels are chartered out to charterers with an appropriate credit rating who can provide sufficient guarantees.
There is no class of financial assets that is past due and/or impaired.
Trade receivables and contract assets
The Group applies the simplified lifetime approach and uses a provision matrix to determine the ECLs of trade receivables and contract assets. It is based on the Group’s historical observed default rates and is adjusted by a current and forward-looking estimate based on current economic conditions.
Credit risk is concentrated on several charterers. The Group adopts the policy of dealing only with customers with appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any financial institution.
The allowance for impairment made arose mainly from the provision of charter services to a customer which had met with significant financial difficulties during the financial year ended 31 December 2018. This allowance was subsequently written off in the financial year ended 2021 when the receivables were deemed irrecoverable by management.
The Group has determined that the ECL provision estimated based on an allowance matrix of 0.3% to 1% for trade receivables aged “Past due up to three months” and “Past due for more than six months”, respectively, as at 31 December 2023, 2022 and 2021 were insignificant. Accordingly, no ECL allowance was recorded by the Group.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
26.
Financial risk management (continued)
The age analysis of trade receivables and contract assets is as follows:
	2023 US$’000	2022 US$’000 (Restated)	2021 US$’000 (Restated)
Current (not past due)	312,744	215,442	21,870
Past due 0 to 3 months	86,920	55,277	30,762
Past due for more than 3 months	108,178	34,776	12,443
Less: Allowance for impairment	—	—	—
	507,842	305,495	65,075
The movement in the allowance for impairment in respect of trade receivables and contract assets is as follows:
	2023 US$’000	2022 US$’000	2021 US$’000
Allowance for impairment as at 1 January	—	—	1,594
Write-off of allowance for impairment	—	—	(1,594)
Allowance for impairment as at 31 December	—	—	—
Loans receivable from joint ventures and other receivables due from non-related parties
The Group has used a general 12-month approach in assessing the credit risk associated with other receivables and loans issued to the joint ventures.
The loans extended to the joint ventures form an extension of the Group’s investment in product tankers via co-ownership with another strategic investor. As the vessels owned by the joint ventures generate positive cash flows and the outlook remains positive, management considers the credit risk of loans issued to the joint ventures as low. As a result of the qualitative assessment performed, no ECL provision has been recognised.
(c)	Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet operating and capital expenditure needs. To address the inherent unpredictability of short-term liquidity requirements, the Group maintains sufficient cash for its daily operations in short-term cash deposits with banks, has access to the unutilised portions of revolving credit facilities . In the financial years ended 2022 and 2021, the Group entered into a trade receivables factoring agreement (with limited recourse to the Group) with financial institutions. This factoring agreement was not utilised in the financial year ended 2023.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
26.
Financial risk management (continued)
The maturity profile of the Group’s financial liabilities based on contractual undiscounted cash flows is as follows:
	Less than 1 year US$’000	Between 1 and 2 years US$’000	Between 2 and 5 years US$’000	Over 5 years US$’000
At 31 December 2023
Trade and other payables	385,478	—	—	—
Derivative financial instruments	276	—	—	—
Interest payments	60,437	50,567	78,168	31,528
Borrowings	175,900	148,090	228,992	24,386
Sale and leaseback liability (accounted for as financing transaction) and other lease liabilities	94,071	79,666	198,617	354,043
	716,162	278,323	505,777	409,957
(Restated)	Less than 1 year US$’000	Between 1 and 2 years US$’000	Between 2 and 5 years US$’000	Over 5 years US$’000
At 31 December 2022
Trade and other payables	156,218	—	—	—
Derivative financial instruments	93	—	—	—
Interest payments	84,031	70,127	139,534	77,722
Borrowings	105,811	105,811	498,862	21,947
Sale and leaseback liability (accounted for as financing transaction) and other lease liabilities	217,654	97,635	288,012	455,326
	563,807	273,573	926,408	554,995
(Restated)	Less than 1 year US$’000	Between 1 and 2 years US$’000	Between 2 and 5 years US$’000	Over 5 years US$’000
At 31 December 2021
Trade and other payables	94,931	—	—	—
Derivative financial instruments	5,429	2,391	923	—
Interest payments	27,521	21,420	38,919	4,494
Borrowings	198,961	129,745	719,654	91,646
Sale and leaseback liability (accounted for as financing transaction) and other lease liabilities	51,023	51,328	83,244	16,693
	377,865	204,884	842,740	112,833
(d)	Capital risk
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholders’ value. In order to maintain or achieve an optimal capital structure, the Group may adjust the amount of dividends paid, return capital to shareholders, obtain new borrowings or sell assets to reduce borrowings.
The Group is in compliance with all externally imposed capital requirements.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
26.
Financial risk management (continued)
(e)	Accounting classifications and fair values
The following tables present assets and liabilities recognised and measured at fair value and classified by level of the following fair value measurement hierarchy:
(1)	quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);
(2)	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2); and
(3)	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).
	Carrying amount					Fair value
	Note	Fair value hedging instruments/ Mandatorily at FVTPL - others US$’000	Financial assets at amortised cost US$’000	FVOCI – equity instruments US$’000	Total US$’000	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000	Total US$’000
At 31 December 2023
Financial assets measured at fair value
Forward foreign exchange contracts	12	449	—	—	449	—	449	—	449
Forward freight agreements	12	1,512	—	—	1,512	—	1,512	—	1,512
Interest rate swaps used for hedging	12	45,964	—	—	45,964	—	45,964	—	45,964
Interest rate caps	12	—	—	—	—	—	—	—	—
Other investments	11	—	—	23,953	23,953	—	—	23,953	23,953
		47,925	—	23,953	71,878
Financial assets not measured at fair value
Loans receivable from joint venture	13	—	69,626	—	69,626
Trade and other receivables[1]	16	—	568,436	—	568,436
Restricted cash		—	13,381	—	13,381
Cash at bank and on hand	17	—	141,621	—	141,621
Cash retained in the commercial pools	17	—	80,900	—	80,900
		—	873,964		873,964
[1]	Excluding prepayments

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
26.
Financial risk management (continued)
	Carrying amount				Fair value
(Restated)	Note	Fair value – hedging instruments US$’000	Other financial liabilities US$’000	Total US$’000	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000	Total US$’000
At 31 December 2023
Financial liabilities measured at fair value
Forward freight agreements	12	(276)	—	(276)	—	(276)	—	(276)
Financial liabilities not measured at fair value
Bank borrowings	21	—	(572,511)	(572,511)
Sale and leaseback liability (accounted for as financing transaction) and other lease liabilities	21	—	(679,479)	(679,479)
Trade payables	22	—	(385,478)	(385,478)
		—	(1,637,468)	(1,637,468)
		Carrying amount				Fair value
(Restated)	Note	Fair value hedging instruments/ Mandatorily at FVTPL - others US$’000	Financial assets at amortised cost US$’000	FVOCI- equity instrument US$’000	Total US$’000	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000	Total US$’000
At 31 December 2022
Financial assets measured at fair value
Forward foreign exchange contracts	12	438	—	—	438	—	438	—	438
Forward freight agreements	12	308	—	—	308	—	308	—	308
Interest rate swaps used for hedging	12	69,136	—	—	69,136	—	69,136	—	69,136
Interest rate caps	12	726	—	—	726	—	726	—	726
Other investments	11	—	—	3,825	3,825	—	—	3,825	3,825
		70,608	—	3,825	74,433

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
26.
Financial risk management (continued)
		Carrying amount				Fair value
(Restated)	Note	Fair value hedging instruments/ Mandatorily at FVTPL - others US$’000	Financial assets at amortised cost US$’000	FVOCI- equity instrument US$’000	Total US$’000	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000	Total US$’000
Financial assets not measured at fair value
Loans receivable from joint ventures	13	—	74,213	—	74,213
Trade and other receivables[1]	16	—	481,507	—	481,507

Restricted cash	17	—	4,780	—	4,780
Cash at bank and on hand	17	—	174,440	—	174,440
Cash retained in the commercial pools	17	—	105,885	—	105,885
		—	840,825	—	840,825
[1]	Excluding prepayments
		Carrying amount			Fair value
(Restated)	Note	Fair value – hedging instruments US$’000	Other financial liabilities US$’000	Total US$’000	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000	Total US$’000
At 31 December 2022
Financial liabilities measured at fair value
Forward freight agreements	12	(93)	—	(93)	—	(93)	—	(93)
Financial liabilities not measured at fair value
Bank borrowings	21	—	(726,376)	(726,376)
Sale and leaseback liability (accounted for as financing transaction) and other lease liabilities	21	—	(969,004)	(969,004)
Loan from non-related parties	21	—	(5,429)	(5,429)
Trade payables	22	—	(156,218)	(156,218)
		—	(1,857,027)	(1,857,027)

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
26.
Financial risk management (continued)
	Carrying amount					Fair value
(Restated)	Note	Fair value hedging instruments/ Mandatorily at FVTPL - others US$’000	Financial assets at amortised cost US$’000	FVOCI- equity instrument US$’000	Total US$’000	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000	Total US$’000
At 31 December 2021
Financial assets measured at fair value
Forward foreign exchange contracts	12	192	—	—	192	—	192	—	192
Forward freight agreements	12	60	—	—	60	—	60	—	60
Interest rate swaps used for hedging	12	654	—	—	654	—	654	—	654
Interest rate caps	12	21	—	—	21	—	21	—	21
Other investments		—	—	3,501	3,501	—	—	3,501	3,501
		927	—	3,501	4,428
Financial assets not measured at fair value
Loans receivable from joint venture	13	—	60,229	—	60,229
Trade and other receivables[1]	16	—	138,605	—	138,605
Cash at bank and on hand	17	—	100,075	—	100,075
Cash retained in the commercial pools	17	—	53,626	—	53,626
		—	352,535	—	352,535
[1]	Excluding prepayments
		Carrying amount			Fair value
(Restated)	Note	Fair value – hedging instruments US$’000	Other financial liabilities US$’000	Total US$’000	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000	Total US$’000
At 31 December 2021
Financial liabilities measured at fair value
Interest rate swaps used for hedging	12	(327)	—	(327)	—	(327)	—	(327)
Financial liabilities not measured at fair value
Bank borrowings	21	—	(1,112,912)	(1,112,912)
Sale and leaseback liability (accounted for as financing transaction) and other lease liabilities	21	—	(77,692)	(77,692)

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
26.
Financial risk management (continued)
		Carrying amount			Fair value
(Restated)	Note	Fair value – hedging instruments US$’000	Other financial liabilities US$’000	Total US$’000	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000	Total US$’000
Loan from a related corporation	21	—	(18,750)	(18,750)
Loan from non-related parties	21	—	(4,391)	(4,391)
Trade payables	22	—	(94,931)	(94,931)
		—	(1,308,676)	(1,308,676)
(e)	Accounting classifications and fair values (continued)
The Group has no Level 1 financial assets or liabilities as at 31 December 2023, 31 December 2022 and 31 December 2021.
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. These financial instruments are included in Level 2, as all significant inputs required to fair value an instrument are observable. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.
If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. The assessment of the fair value of investments in unquoted equity instruments is performed on a quarterly basis based on the latest available data that is reasonably available to the Group.
(f)	Measurement of fair values
Valuation techniques and inputs used in Level 3 fair value measurements
The Group’s investment in unquoted equity instruments measured at FVOCI using Level 3 fair value measurements were valued using market approach based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees and information generated from arm’s-length market transactions involving identical or comparable assets or liabilities. The estimated fair value of the investments would either increase or decrease based on the latest available data that is reasonably available to the Group at each reporting date.
No sensitivity analysis is presented as the information used by the Group to determine the fair values of its investments are based on latest rounds of financing that have concluded and actual market transactions.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
26.
Financial risk management (continued)
Level 3 fair values
The following table shows a reconciliation from the opening balances to the closing balances of the Group’s investment in unquoted equity instruments measured at FVOCI using Level 3 fair value measurements:
	2023 US$’000	2022 US$’000	2021 US$’000
Opening balance	3,825	3,501	—
Acquisition of equity investments at FVOCI	10,408	324	3,501
Equity investments at FVOCI – net change in fair value (unrealised)	9,720	—	—
Closing balance	23,953	3,825	3,501
There were no transfers between Levels 2 and 3 during the year.
(g)	Offsetting financial assets and financial liabilities
The Group’s financial assets and liabilities are not subjected to enforceable master netting arrangements or similar arrangements. Financial derivatives, financial assets and financial liabilities are presented separately on the consolidated balance sheet, without netting off of balances.
27.	Holding corporations
In May 2022, following a series of equity shares placement to other shareholders, BW Group lost control over Hafnia Limited but remains the single largest shareholder of the Group. Since the loss of control, the Company does not have ultimate and immediate holding corporations. Previously, the Company’s ultimate and immediate holding corporation was BW Group Limited, incorporated in Bermuda, which is wholly owned by Sohmen family interests.
28.	Related party transactions
In addition to the related party information disclosed elsewhere in the consolidated financial statements, the following transactions took place between the Group and related parties during the financial year on commercial terms agreed by the parties:
	2023	2022	2021
	US$’000	US$’000	US$’000
Purchase of services
Support service fees paid/payable to a related corporation	6,122	5,791	4,877
Interest paid/payable to a related corporation	—	703	261
Rental paid/payable to a related corporation	872	699	853

Rendering of services
Management fees received/receivable from related corporations	657	688	665
Related corporations refer to corporations controlled by Sohmen family interests.
Key management personnel is defined as the Company’s CEO, Chief Financial Officer (“CFO”), certain members of the senior management team and board of directors.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
28.
Related party transactions (continued)
Key management personnel compensation
	2023 US$’000	2022 US$’000	2021 US$’000
Fixed
Salary (annual) including pension	3,031	2,784	2,617
Customary benefits	289	287	232
Variable
Cash bonus (paid in the financial year)	6,374	1,365	1,867
Retention bonus	—	—	1,700
Share-based compensation	2,822	1,760	2,336
Director’s fees	377	370	370
With reference to Note 20, for LTIP 2023, the CEO has received 595,374 options (2022: 731,688, 2021: 1,357,632) and no RSUs (2022:182,922, 2021: Nil). The CFO has received 129,645 options (2022: 159,588, 2021: 296,112) and no RSUs (2022: 39,897, 2021: Nil). The CEO and CFO do not receive pension as part of the remuneration package. This is considered to be included in the fixed salary. Non-monetary benefits can include standard employment benefits such as newspaper, telephone, laptop and internet access.
29.	Segment information
Operating segments are determined based on the reports submitted to the CODM to make strategic decisions.
The CODM previously considered the business to be organised into seven main operating segments. However, the CODM reconsidered the business to be organised into six main operating segments during the financial year ended 31 December 2023, following the disposal of the Group’s Chemical-Stainless vessels. As such, the segment information has been retrospectively revised to reflect these six main operating segments:
(a)	Long Range II (‘LR2’)
(b)	Long Range I (‘LR1’)
(c)	Medium Range (‘MR’)
(d)	Handy size (‘Handy’)
(e)	Chemical Stainless (‘Chemical-Stainless’)
(f)	Specialised (‘Specialised’)
The operating segments are organised and managed according to the size of the product tanker vessels.
The LR2 segment consists of vessels between 85,000 DWT and 124,999 DWT in size and provides transportation of clean petroleum oil products.
The LR1 segment consists of vessels between 55,000 DWT and 84,999 DWT in size and provides transportation of clean and dirty petroleum products.
The MR segment consists of vessels between 40,000 DWT and 54,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels.
The Handy segment consists of vessels between 25,000 DWT and 39,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
29.
Segment information (continued)
The Specialised segment consists of vessels between 5,000 DWT and 19,999 DWT in size.
The Group exited the Chemical-Stainless segment after disposing of its Chemical-Stainless vessels that were previously acquired through the acquisition of CTI.
Management assesses the performance of the operating segments based on operating profit before depreciation, impairment and gain on disposal of vessels (“Operating EBITDA”). This measurement basis excludes the effects of impairment charges and gain on disposal of vessels that are not expected to recur regularly in every financial period. Interest income and finance expenses, which result from the Group’s capital and liquidity position that is centrally managed for the benefit of various activities, and general and administrative expenses are not allocated to segments.
During the financial year ended 31 December 2023, Hafnia changed the Handy Pool, MR Pool, LR1 Pool and LR2 Pool from the “agent-to-owner” model to the “disponent-owner” model as management believes it would lead to an increase in efficiency operationally and in accessing working capital facilities. Under the “disponent-owner” model, each pool participant enters into a time charter with the pool manager when entering their vessel into the pool; and the pool manager enters into contracts for the employment of the vessels in the pool arrangements in its own name.
Correspondingly, in these disponent-owner pool arrangements, the Group as the pool manager recognises the gross revenue and voyage expenses earned pertaining to its vessels placed in the pools as “Revenue (Hafnia Vessels and TC Vessels)” and “Voyage expenses (Hafnia Vessels and TC Vessels)” respectively; gross revenue and voyage expenses earned pertaining to the external vessels in the Disponent-Owner Pools recognised separately as “Revenue (External Vessels in Disponent-Owner Pools)” and “Voyage expenses (External Vessels in Disponent-Owner Pools)” respectively; and expenses relating to pool distributions to external pool participants in the Disponent-Owner Pools recognised separately as “pool distributions for External Vessels in Disponent-Owner Pools”; as reflected in the segment information for the financial year ended 31 December 2023.
	LR2 US$’000	LR1 US$’000	MR US$’000	Handy US$’000	Chemical- Stainless US$’000	Specialised US$’000	Total US$’000
2023
Revenue (Hafnia Vessels and TC Vessels)	111,164	536,309	901,038	364,814	(226)	2,373	1,915,472
Revenue (External Vessels in Disponent-Owner Pools)[1]	55,221	288,512	283,857	128,644	—	—	756,234
Voyage expenses (Hafnia Vessels and TC Vessels)	(30,339)	(151,725)	(246,919)	(118,772)	(36)	(1,074)	(548,865)
Voyage expenses (External Vessels in Disponent-Owner Pools)[1]	(19,416)	(108,241)	(106,141)	(45,951)	—	—	(279,749)
Pool distributions for External Vessels in Disponent-Owner Pools[1]	(35,805)	(180,271)	(177,716)	(82,693)	—	—	(476,485)

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
29.
Segment information (continued)
	LR2 US$’000	LR1 US$’000	MR US$’000	Handy US$’000	Chemical- Stainless US$’000	Specialised US$’000	Total US$’000
TCE Income#	80,825	384,584	654,119	246,042	(262)	1,299	1,366,607
Other operating income[2]	1,781	8,865	9,258	7,188	(705)	3,747	30,134
Vessel operating expenses	(15,267)	(66,884)	(125,393)	(61,211)	(109)	(5)	(268,869)
Technical management expenses	(1,656)	(7,109)	(11,711)	(5,216)	—	—	(25,692)
Charter hire expenses	—	(9,234)	(24,034)	(1)	—	(1,302)	(34,571)
Operating EBITDA	65,683	310,222	502,239	186,802	(1,076)	3,739	1,067,609
Depreciation charge	(13,743)	(58,099)	(104,808)	(32,784)	—	—	(209,434)
							858,175
Unallocated[2]							(58,649)
Profit before income tax							799,526
#
“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and voyage charters less voyage expenses comprising primarily brokers’ commission, fuel oil and port charges. TCE is a standard measure used in the shipping industry for reporting of income, providing improved comparability across different types of charters.

[1]
“External Vessels in Disponent-Owner Pools” means vessels that are commercially managed by the Group in the Disponent-Owner Pool arrangements that are not Hafnia Vessels or TC Vessels. See Note 2.3(a) for details on the accounting for pool arrangements.

[2]	The unallocated amount consists of interest income and finance expenses, general and administrative expenses; and other operating income such as insurance claims which are not allocated to segments.
	LR2 US$’000 (Restated)	LR1 US$’000 (Restated)	MR US$’000 (Restated)	Handy US$’000 (Restated)	Chemical- Stainless US$’000 (Restated)	Total US$’000 (Restated)
2022
Revenue (Hafnia Vessels and TC Vessels)[1]	97,960	638,141	861,681	299,160	29,609	1,926,551
Voyage expenses (Hafnia Vessels and TC Vessels)[1]	(24,526)	(216,890)	(259,479)	(77,722)	(1,238)	(579,855)
TCE Income#	73,434	421,251	602,202	221,438	28,371	1,346,696
Other operating income[2]	516	9,815	13,250	5,357	516	29,454
Vessel operating expenses	(15,022)	(70,719)	(110,483)	(58,017)	(9,662)	(263,903)
Technical management expenses	(1,296)	(6,230)	(9,510)	(5,742)	(849)	(23,627)
Charter hire expenses	—	(13,605)	(19,549)	—	—	(33,154)
Operating EBITDA	57,632	340,512	475,910	163,036	18,376	1,055,466
Depreciation charge	(13,769)	(58,012)	(100,597)	(33,527)	(1,959)	(207,864)
						847,602
Unallocated[2]						(89,335)
Profit before income tax						758,267
#
“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and voyage charters less voyage expenses comprising primarily brokers’ commission, fuel oil and port charges. TCE is a standard measure used in the shipping industry for reporting of income, providing improved comparability across different types of charters.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
29.
Segment information (continued)
[1]	The comparative information is restated. See Note 31.
[2]	The unallocated amount consists of interest income and finance expenses, general and administrative expenses; and other operating income such as insurance claims which are not allocated to segments.
	LR2 US$’000 (Restated)	LR1 US$’000 (Restated)	MR US$’000 (Restated)	Handy US$’000 (Restated)	Total US$’000 (Restated)
2021
Revenue (Hafnia Vessels and TC Vessels)[1]	54,540	220,881	335,532	89,452	700,405
Voyage expenses (Hafnia Vessels and TC Vessels)[1]	(3,331)	(117,701)	(135,725)	(40,713)	(297,470)
TCE Income#	51,209	103,180	199,807	48,739	402,935
Other operating income[2]	91	10,205	3,854	1,390	15,540
Vessel operating expenses	(13,705)	(54,305)	(95,937)	(28,512)	(192,459)
Technical management expenses	(1,141)	(4,461)	(7,838)	(2,574)	(16,014)
Charter hire expenses	—	(9,200)	(13,703)	—	(22,903)
Operating EBITDA	36,454	45,419	86,183	19,043	187,099
Depreciation charge	(13,762)	(39,579)	(82,143)	(14,940)	(150,424)
					36,675
Unallocated[2]					(87,778)
Loss before income tax					(51,103)
#
“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and voyage charters less voyage expenses comprising primarily brokers’ commission, fuel oil and port charges. TCE is a standard measure used in the shipping industry for reporting of income, providing improved comparability across different types of charters.

[1]	The comparative information is restated. See Note 31.
[2]	The unallocated amount consists of Interest income and finance expenses, general and administrative expenses; and other operating income such as insurance claims which are not allocated to segments.
Geographical segments’ revenue
The Group’s vessels operate on an international platform with individual vessels calling at various ports across the globe. The Group does not consider the domicile of its customers as a relevant decision-making guideline, and hence does not consider it meaningful to allocate vessels and revenue to specific geographical locations.
Major customers
Revenues from the top five major customers (by grouping of legal entities known to the Group to be under common control) of the Group across all operating segments represents approximately US$870.0 million (2022: US$772.5 million, 2021: US$294.3 million) of the Group’s total revenues. In the financial years ended 31 December 2022 and 2021, revenues from the top five major customers of the Group were presented by legal entities and represented approximately US$432.1 million and US$158.9 million respectively.
One of the Group’s customers (by grouping of legal entities known to the Group to be under common control) represented 10% or more of the Group’s revenues in each of the three years. Below is the segment information specific to that customer.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
29.
Segment information (continued)
	LR2 US$’000	LR1 US$’000	MR US$’000	Handy US$’000	Total US$’000	Percentage %

2023	18,712	181,099	108,107	2,479	310,397	11.6%
2022	11,697	162,019	102,833	7,189	283,738	14.7%
2021	—	53,401	26,588	1,340	81,329	11.6%
The Group plans to present information on the Group’s major customers by grouping legal entities known to the Group to be under common control going forward.
30.	Dividends paid
	2023 US$’000	2022 US$’000	2021 US$’000
Final dividend paid in respect of Q4 2022 of US$0.3157 (Q4 2021: US$Nil) per share	159,204	—	—
Interim dividend paid in respect of Q1 2023 of US$0.3044 (Q1 2022: US$0.0210) per share	154,078	10,499	—
Interim dividend paid in respect of Q2 2023 of US$0.2528 (Q2 2022: US$0.1862) per share	127,980	93,100	—
Interim dividend paid in respect of Q3 2023 of US$0.2032 (Q3 2022: US$0.2801) per share	102,874	140,149	—
	544,136	243,748	−
The directors declared a final dividend of US$0.2431 (2022: US$0.3157) per share or US$123.5 million (2022: US$159.2 million) for the financial year ended 31 December 2023.
The total interim dividends paid in FY2023 amounted to US$0.7595 (2022: US$0.4869) per share or US$384.9 million (2022: US$243.7 million).
Under the Bermuda Companies Act, dividends cannot be paid if there are reasonable grounds for believing that (a) the Group is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realisable value of the Group’s assets would thereby be less than its liabilities.
The Group has acted in accordance with the provisions of the Bermuda Companies Act when declaring dividends.
31.	Restatement of financial statements
The Group re-evaluated the accounting over certain terms within pool agreements, contracts, factoring agreements and other pool business and restated the financial years ended 31 December 2022 and 2021. As a result of taking a strict IFRS application, applied for the financial years ended 31 December 2022 and 2021, these financial statements have been restated to correct an error in the previously reported items: revenue, voyage expenses, loans receivable from pool participants, trade and other receivables, cash retained in the commercial pools, inventories and trade and other payables. As a result, the Group amended certain note disclosures in the financial statements.
These corrections do not affect Hafnia’s TCE income, net profit, cash belonging to Hafnia, or equity for these years. The application of IFRS 15 and the Group’s related accounting policies as they relate to the pooling arrangements require significant judgement.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
31.
Restatement of financial statements (continued)
In the financial year ended 31 December 2023, there is a further change to accounting for pool arrangements, as Hafnia moved from the “agent-to-owner” model to the “disponent-owner” model for certain pools.
The details of these adjustments and its related impact to the financial statements are as follows:
Consolidated statement of comprehensive income
	As previously reported US$’000	Prior year adjustments US$’000	As restated US$’000
For the financial year ended 31 December 2022
Revenue (Hafnia Vessels and TC Vessels)	1,832,544	94,007	1,926,551
Voyage expenses (Hafnia Vessels and TC Vessels)	(485,848)	(94,007)	(579,855)
	As previously reported US$’000	Prior year adjustments US$’000	As restated US$’000
For the financial year ended 31 December 2021
Revenue (Hafnia Vessels and TC Vessels)	811,217	(110,812)	700,405
Voyage expenses (Hafnia Vessels and TC Vessels)	(408,282)	110,812	(297,470)
Consolidated statement of financial position
	As previously reported US$’ 000	Prior year adjustments US$’ 000	As restated US$’ 000
As at 31 December 2022
Loans receivable from pool participants	45,998	(45,998)	—
Trade and other receivables	616,348	(113,239)	503,109
Cash retained in the commercial pools	—	105,885	105,885
Inventories	10,094	79,837	89,931
Others	3,246,414	—	3,246,414
Total assets	3,918,854	26,485	3,945,339
Trade and other payables	129,733	26,485	156,218
Others	1,780,117	—	1,780,117
Total liabilities	1,909,850	26,485	1,936,335
	As previously reported US$’000	Prior year adjustments US$’000	As restated US$’000
As at 31 December 2021
Loans receivable from pool participants	34,865	(34,865)	—
Trade and other receivables	201,123	(53,231)	147,892
Cash retained in the commercial pools	—	53,626	53,626
Inventories	6,661	64,011	70,672
Others	2,268,301	—	2,268,301

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
31.
Restatement of financial statements (continued)
	As previously reported US$’000	Prior year adjustments US$’000	As restated US$’000
Total assets	2,510,950	29,541	2,540,491
Trade and other payables	65,390	29,541	94,931
Others	1,333,548	—	1,333,548
Total liabilities	1,398,938	29,541	1,428,479
	As previously reported US$’000	Prior year adjustments US$’000	As restated US$’000
For the financial year ended 31 December 2022
Cash flows from operating activities
Changes in working capital:
- inventories	(265)	(15,826)	(16,091)
- trade and other receivables	(319,944)	60,325	(259,619)
- trade and other payables	45,935	(3,061)	42,874
Net cash used in operating activities	(274,274)	41,438	(232,836)

Cash flows from investing activities
Loan to pool participants	(10,812)	10,812	—
Net cash used in financing activities	(10,812)	10,812	—
	As previously reported US$’000	Prior year adjustments US$’000	As restated US$’000
For the financial year ended 31 December 2021
Cash flows from operating activities
Changes in working capital:
- inventories	(1,433)	(33,538)	(34,971)
- trade and other receivables	(37,462)	16,541	(20,921)
- trade and other payables	(5,128)	5,591	463
Net cash used in operating activities	(44,023)	(11,406)	(55,429)

Cash flows from investing activities
Loan to pool participants	(34,704)	34,704	—
Net cash used in financing activities	(34,704)	34,704	—

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
32.	Events occurring after balance sheet date
In January 2024, the Group announced the set up of a new LR1 Panamax Pool with Mercuria as a pool partner. The Group expects to commence operations of the Panamax Pool in Q1 2024.
On 2 January 2024, the Company settled borrowed shares from BW Group by way of issuing 3,431,577 new ordinary shares. Following the issuance of the new ordinary shares, there are 510,251,747 issued shares in the Company, each with a nominal value of US$ 0.01, all of which have been validly and legally issued and fully paid.
On 2 January 2024, the Group exercised the purchase options on two IMO II - MR vessels, Hafnia Viridian and Hafnia Violette under the sale and lease-back arrangements with Jiangsu financial leasing Co Limited. This transaction was accounted for as an extinguishment of existing sales and leaseback-liabilities (accounted for as financing transaction).
On 2 February 2024, the Group exercised the purchase option on an IMO II - Handy vessel, Hafnia Alabaster under the sale and lease-back arrangement with CSSC (Hong Kong) Shipping Company Limited. This transaction was accounted for as an extinguishment of an existing sale and leaseback-liability (accounted for as financing transaction).
On 21 February 2024, the Group exercised the purchase option on an IMO II - Handy vessel, Hafnia Aragonite under the sale and lease-back arrangement with CSSC (Hong Kong) Shipping Company Limited. This transaction was accounted for as an extinguishment of an existing sale and leaseback-liability (accounted for as financing transaction).
On 28 February 2024, the Group through its Vista joint venture, took delivery of an LR2 vessel, Hafnia Lillesand.
On 4 March 2024, the Group exercised the purchase option on an IMO II - Handy vessel, Hafnia Achroite under the sale and lease-back arrangement with CSSC (Hong Kong) Shipping Company Limited. This transaction was accounted for as an extinguishment of an existing sale and leaseback-liability (accounted for as financing transaction).

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
33.	Listing of companies in the Group
Name of companies		Principal activities	Place of incorporation	Equity holding 2023%	Equity holding 2022%	Equity holding 2021%
BW Aldrich Pte. Ltd.		Shipowning	Singapore	100	100	100
BW Clearwater Pte. Ltd.		Shipowning	Singapore	100	100	100
BW Causeway Pte. Ltd.		Dormant	Singapore	100	100	100
BW Fleet Management Pte. Ltd.		Ship-management	Singapore	100	100	100
BW Stanley Pte. Ltd.		Shipowning	Singapore	100	100	100
Hafnia Pools Pte. Ltd.		Chartering	Singapore	100	100	100
Komplementaranpartsselskabet Straits Tankers		Investment	Denmark	100	100	100
K/S Straits Tankers		Investment	Denmark	100	100	100
Straits Tankers Pte. Ltd.	d	Dormant	Singapore	—	—	100
BW Silvermine Pte. Ltd.		Dormant	Singapore	100	100	100
BW Pacific Management Pte. Ltd.		Agency office	Singapore	100	100	100
Hafnia Pte. Ltd.		Management company	Singapore	100	100	100
Hafnia Tankers Marshall Islands LLC		Investment	Marshall Islands	100	100	100
Hafnia Tankers Singapore Holding Pte Ltd		Investment	Singapore	100	100	100
Hafnia Tankers Singapore Sub-Holding Pte Ltd		Shipowning	Singapore	100	100	100
Hafnia Tankers ApS		Corporate support	Denmark	100	100	100
Hafnia Tankers Shipholding Beta Pte. Ltd.		Dormant	Singapore	100	100	100
Hafnia Tankers Shipholding Alpha Pte Ltd		Shipowning	Singapore	100	100	100
Hafnia One Pte. Ltd.		Shipowning	Singapore	100	100	100
Hafnia Tankers Singapore Pte Ltd		Investment	Singapore	100	100	100
Hafnia Tankers Shipholding Singapore Pte. Ltd.		Shipowning	Singapore	100	100	100
Hafnia Tankers Shipholding 2 Singapore Pte. Ltd.		Shipowning	Singapore	100	100	100
Hafnia Tankers Chartering Singapore Pte. Ltd.		Chartering	Singapore	100	100	100
Hafnia Tankers International Chartering Inc.		Chartering	Marshall Islands	100	100	100
Hafnia Tankers Services Singapore Pte. Ltd.		Ship-management	Singapore	100	100	100
Hafnia Management A/S	f	Ship-management	Denmark	—	—	40
Hafnia Bunkers ApS	f	Ship-management	Denmark	—	—	40
Hafnia Handy Pool Management ApS	f	Ship-management	Denmark	—	—	40
Hafnia MR Pool Management ApS	f	Ship-management	Denmark	—	—	40

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
33.
Listing of companies in the Group (continued)
Name of companies		Principal activities	Place of incorporation	Equity holding 2023%	Equity holding 2022%	Equity holding 2021%
Hafnia SARL		Corporate Support	Monaco	100	100	100
Hafnia Holding Limited	a	Investment	Bermuda	100	100	100
Hafnia Holding II Limited	a	Investment	Bermuda	100	100	100
Hafnia Middle East DMCC	b	Ship-management	UAE	100	100	—
Hafnia Chemical Tankers Pte. Ltd.	b	Shipowning	Singapore	100	100	—
Hafnia US, LLC		Investment	USA	100	—	—
Hafnia Tankers Singapore Gamma Pte Ltd		Dormant	Singapore	100	—	—
Hafnia Chem Shipholding Pte Ltd	g	Shipowning	Singapore	100	—	—
Vista Shipping Pte. Ltd.		Investment	Singapore	50	50	50
Vista Shipholding I Pte. Ltd.		Shipowning	Singapore	50	50	50
Vista Shipholding II Pte. Ltd.		Shipowning	Singapore	50	50	50
Vista Shipholding III Pte. Ltd.		Shipowning	Singapore	50	50	50
Vista Shipholding IV Pte. Ltd.		Shipowning	Singapore	50	50	50
Vista Shipholding V Pte. Ltd.		Shipowning	Singapore	50	50	50
Vista Shipholding VI Pte. Ltd.		Shipowning	Singapore	50	50	50
Vista Shipholding VII Pte. Ltd.		Shipowning	Singapore	50	50	50
Vista Shipholding VIII Pte. Ltd.		Shipowning	Singapore	50	50	50
Vista Shipholding IX Pte. Ltd.	a	Shipowning	Singapore	50	50	50
Vista Shipholding X Pte. Ltd.	a	Shipowning	Singapore	50	50	50
Vista Shipping HK Limited		Investment	Hong Kong	50	50	50
Vista Shipping US, LLC		Investment	United States	50	50	50
H&A Shipping Ltd	c	Investment	Marshall Islands	50	50	50
Yellow Star Shipping Ltd	c	Shipowning	Liberia	50	50	50
Green Stars Shipping Ltd	c	Shipowning	Liberia	50	50	50
Chemical Tankers Inc	e	Investment	Marshall Islands	100	100	—
Chemical Tankers ApS	j	Corporate Support	Denmark	—	100	—
Chemical Tankers SubHoldCo Inc	e	Investment	Marshall Islands	100	100	—
Chemical Tankers (A-Ships) Inc	e	Investment	Marshall Islands	100	100	—
Chemical Tankers 1 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 2 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 3 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 4 Inc	e	Shipowning	Marshall Islands	100	100	—

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
33.
Listing of companies in the Group (continued)
Name of companies		Principal activities	Place of incorporation	Equity holding 2023%	Equity holding 2022%	Equity holding 2021%
Chemical Tankers 5 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 6 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 7 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 8 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 9 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 10 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 11 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 12 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 13 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 14 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 15 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 16 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 17 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 18 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 19 Inc	e	Dormant	Marshall Islands	100	100	—
Chemical Tankers 20 Inc	e	Dormant	Marshall Islands	100	100	—
Chemical Tankers 21 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 22 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 23 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 24 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 25 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 26 Inc	e		Marshall

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2023
33.
Listing of companies in the Group (continued)
Name of companies		Principal activities	Place of incorporation	Equity holding 2023%	Equity holding 2022%	Equity holding 2021%
		Shipowning	Islands	100	100	—
Chemical Tankers 27 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 28 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 29 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 30 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 31 Inc	e	Dormant	Marshall Islands	100	100	—
Chemical Tankers 32 Inc	e	Dormant	Marshall Islands	100	100	—
Chemical Tankers 35 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 36 Inc	e	Shipowning	Marshall Islands	100	100	—
Chemical Tankers 37 Inc	e	Dormant	Marshall Islands	100	100	—
Chemical Tankers 38 Inc	e	Dormant	Marshall Islands	100	100	—
Chemical Tankers 39 Inc	e	Dormant	Marshall Islands	100	100	—
Quintessential AI Limited	h	Software development	United Kingdom	26	—	—
Ecomar Shipholding S.A.S	i	Shipowning	France	50	—	—
(a)	This company was registered in 2021.
(b)	This company was registered in 2022.
(c)	This company was incorporated as the result of the Group entering into a joint venture with Andromeda Shipping in 2021.
(d)	This company was struck off on 27 January 2022.
(e)	The acquisition of CTI was completed on 27 January 2022.
(f)	This company has been dissolved after voluntary liquidation on 9 December 2022.
(g)	This company was registered in 2023.
(h)	This joint venture was formed on 17 March 2023.
(i)	This company was incorporated as the result of the Group entering into a joint venture with SOCATRA on 17 June 2023.
(j)	This company has been dissolved after voluntary liquidation on 20 June 2023.